Form 10-K, Exhibit 13
period 1994-01-01
SAFEWAY INC
filed 1994-03-25
CIK 86144

                                                                   EXHIBIT 13.1
COMPANY IN REVIEW

Safeway Inc. ("Safeway" or the "Company") was founded in 1926 and is one of the world's largest food retailers, operating approximately 1,080 stores in the United States and Canada. U.S. retail operations are located in northern California, Oregon, Washington, and the Rocky Mountain, Southwest, and Mid-Atlantic regions. Canadian retail operations are located principally in British Columbia, Alberta, Saskatchewan, and Manitoba. Safeway believes that it is among the market share leaders in the areas served by each of its nine retail divisions. Management of the retail operations is decentralized to encourage local autonomy in responding to consumer demands within the Company's diverse markets. In support of these operations, Safeway has an extensive network of distribution, manufacturing, and food processing facilities.

  In addition to stores operated under the Safeway name, the Company has ownership interests in two other retail companies. Safeway holds a 35% interest in The Vons Companies, Inc. ("Vons"), which operates more than 350 grocery stores located mostly in southern California, and a 49% interest in a privately held company, Casa Ley, S.A. de C.V., which operates 54 stores in western Mexico.

RETAIL OPERATIONS

STORES

To accommodate changing consumer needs and to obtain certain operating efficiencies, Safeway emphasizes the development of larger stores. These stores offer a wide selection of both food and general merchandise, and feature a variety of specialty departments which historically have enhanced operating margins. In most of Safeway's larger stores, specialty departments are showcased in each corner and along the perimeter walls of the store to create a pleasant shopping atmosphere.

  Safeway continues to operate a number of smaller stores which offer a full selection of food and general merchandise, and generally include one or more specialty departments. These stores remain an important part of the Company's store network in smaller communities and certain other locations where larger stores may not be appropriate.

  Stores opened in 1993 averaged 58,000 square feet. The percentage of Safeway's total stores by size at year-end 1993 compared to 1988 was as follows:

                                           1993    1988
                                           ----    ----
Less than 30,000 square feet                32%     44%
30,000 to 50,000                            55      52
More than 50,000                            13       4
                                           ----    ----
                                           100%    100%
                                           ----    ----
                                           ----    ----

STORE OWNERSHIP

At year-end 1993, Safeway owned one-third and leased two-thirds of its stores. Safeway built, sold, and leased back approximately one-quarter of the leased stores. Third-party developers built the remaining stores. In recent years, the Company has preferred ownership because it provides control and flexibility with respect to financing terms, remodeling, expansions, and closures.

MERCHANDISING

Safeway's merchandising strategy is to provide maximum value to its customers by maintaining high store standards and offering high quality products at competitive prices.

* The Company has intensified its efforts to elevate store standards and provide friendly, helpful customer service. Among the initiatives that Safeway has undertaken is a program to reallocate time and resources to improve service, including better in-stock conditions and faster, more efficient checkout. Debit/credit card and check authorization systems have been installed for customer convenience and to speed up checkout. Specialty departments and special services, including video tape rentals, photo processing counters, in-store automatic teller machines, and bank branches provide one-stop shopping for today's busy shopper.

* Safeway offers high quality perishables in the produce, meat, dairy, seafood, bakery, and delicatessen departments. There is a strong emphasis on tailoring merchandise selection to the neighborhood served by each store. The Company continually refines its merchandising strategies to identify and accommodate changing demographics, lifestyles, and product preferences of its customers.

*        The Company offers competitive prices for value-oriented customers.
         The Company also features a line of Valu Pack merchandise which includes more than 100 of the large-size products most frequently purchased at club stores.

* During 1993, Safeway introduced a line of 255 new private label products under the banner, "Safeway SELECT." These new products include soft drinks, pastas and pasta sauces, pet foods, and snacks such as popcorn, tortilla chips and salsa. SELECT offers today's value-conscious consumers premium quality products at prices lower than comparable national brands. The Company plans to introduce many more SELECT items over the next few years.

MANUFACTURING AND WHOLESALE OPERATIONS

Manufacturing operations are an integral part of the Company's business. The principal function of manufacturing operations is to manufacture, process, and purchase private label merchandise sold in Safeway stores under such well-known and respected brand names as Lucerne, Bel-air, TownHouse, and the new SELECT line of products.

  Safeway's Canadian subsidiary has a wholesale operation which distributes both national brands and private label products to independent grocery stores and institutional customers.

  Safeway operated the following manufacturing and processing facilities at year-end 1993:

                                            U.S.   Canada
                                            ----   ------
Milk plants                                  7       3
Bread baking plants                          6       3
Ice cream plants                             4       3
Cheese packaging plants                      3       1
Soft drink bottling plants                   4       -
Fruit and vegetable processing plants        2       4
Other food processing plants                 6       4
Non-food plants                              4       -
                                          ----    ----
        Total                               36      18
                                          ----    ----
                                          ----    ----


  In addition, the Company operates modern laboratory facilities for quality assurance and research and development in certain of its plants and at its U.S. manufacturing headquarters in Walnut Creek, California.

CAPITAL EXPENDITURE PROGRAM

A key component of the Company's long-term strategy is its capital expenditure program. In the last several years, Safeway management has significantly strengthened its program to select and approve new capital investments. This program requires that proposed projects meet targeted pre-tax internal rates of return ("IRR") which measure the incremental cash flows of proposed projects. To be accepted, new stores and remodels must generally project an IRR in excess of 25%. To date, the aggregate results of projects accepted under this program have met expectations.

  The table below reconciles cash paid for property additions reflected in the Consolidated Statements of Cash Flows to a broader definition of capital expenditures (dollars in millions):



































                                      1993      1992    1991
                                      ----      ----    ----
Cash paid for
 property additions                  $245.3    $483.6  $589.9
Less: Purchases of
       previously leased
       properties                     (21.4)     (9.9)  (26.5)
Plus: Present value of all
       lease obligations incurred      58.8      79.3    63.0
      Mortgage notes assumed
       in property acquisitions         7.5       0.4     8.6
                                     ------    ------  ------
Total capital expenditures           $290.2    $553.4  $635.0
                                     ------    ------  ------
                                     ------    ------  ------

Capital expenditures as
 a percent of sales                     1.9%      3.7%     4.2%
New stores opened                      14        35       33
Stores closed or sold*                 39        49       37
Major remodels                         45        63       77
Total retail square footage
 (in millions)                         39.4      39.7     38.9


*Including 15 stores sold to Farm Fresh, Inc. in 1993.

  Safeway scaled back its capital expenditure program during 1993 in order to enhance the quality of projects and to focus on near-term operating challenges. The Company expects to invest approximately $400 million for capital expenditures in 1994 while opening 15 to 20 new stores and completing 50 to 60 remodels. Safeway expects to increase its level of capital expenditures gradually over time. Capital expenditures in 1991 included most of the cost of constructing a new distribution center for the Northern California Division in Tracy, California, which began operations in the second quarter of 1992.

PERFORMANCE-BASED COMPENSATION

The Company has performance-based compensation plans which cover approximately 7,000 employees. Incentive compensation plans set overall bonus levels based upon both operating results and working capital management. Individual bonuses are based on job performance. Certain employees are covered by capital investment bonus plans which measure the performance of capital projects based on operating performance over several years.

FIVE-YEAR SUMMARY FINANCIAL INFORMATION

Safeway Inc. and Subsidiaries

                                               52 Weeks   53 Weeks    52 Weeks    52 Weeks    52 Weeks
(Dollars in millions except per-share amounts)   1993       1992        1991        1990        1989
                                               --------   --------    --------    --------    --------
RESULTS OF OPERATIONS:
Sales. . . . . . . . . . . . . . . . . .     $15,214.5  $15,151.9   $15,119.2   $14,873.6   $14,324.6
                                             ---------  ---------   ---------   ---------   ---------
                                             ---------  ---------   ---------   ---------   ---------
Gross profit . . . . . . . . . . . . . .       4,131.1    4,164.5     4,105.6     3,976.6     3,689.5
Operating and administrative expenses. .      (3,689.6)  (3,722.9)   (3,557.3)   (3,441.3)   (3,227.1)
AppleTree charge . . . . . . . . . . . .             -          -      (115.0)          -           -
                                             ---------  ---------   ---------   ---------   ---------
Operating profit . . . . . . . . . . . .         441.5      441.6       433.3       535.3       462.4
Interest expense . . . . . . . . . . . .        (265.5)    (290.4)     (355.4)     (384.1)     (382.8)
Equity in earnings (loss) of
  unconsolidated affiliates  . . . . . .          33.5       39.1        45.8        25.5        (4.0)
Gain on common stock offering by
  unconsolidated affiliate . . . . . . .             -          -        27.4           -           -
Other income, net. . . . . . . . . . . .           6.8        7.1        15.1        18.0        18.4
                                             ---------  ---------   ---------   ---------   ---------
Income before income taxes,
  extraordinary loss and cumulative
  effect of accounting changes . . . . .         216.3      197.4       166.2       194.7        94.0
Income taxes . . . . . . . . . . . . . .         (93.0)     (99.0)      (87.2)     (107.6)      (91.5)
                                             ---------  ---------   ---------   ---------   ---------
Income before extraordinary loss and
  cumulative effect of accounting changes        123.3       98.4        79.0        87.1         2.5
Extraordinary loss, net of tax benefit of
  $17.1 and $14.9  . . . . . . . . . . .             -      (27.8)      (24.1)          -           -
Cumulative effect of accounting changes,
  net of tax benefit of $12.0  . . . . .             -      (27.1)          -           -           -
                                             ---------  ---------   ---------   ---------   ---------
Net income . . . . . . . . . . . . . . .     $   123.3  $    43.5   $    54.9   $    87.1   $     2.5
                                             ---------  ---------   ---------   ---------   ---------
                                             ---------  ---------   ---------   ---------   ---------
Earnings per common share and common
  share equivalent (fully diluted):
    Income before extraordinary loss and
      cumulative effect of
        accounting changes . . . . . . .     $    1.00  $    0.83   $    0.69   $    0.91   $    0.03
    Extraordinary loss . . . . . . . . .             -      (0.23)      (0.21)          -           -
    Cumulative effect of
      accounting changes . . . . . . . .             -      (0.23)          -           -           -
                                             ---------  ---------   ---------   ---------   ---------
    Net income . . . . . . . . . . . . .     $    1.00  $    0.37   $    0.48   $    0.91   $    0.03
                                             ---------  ---------   ---------   ---------   ---------
                                             ---------  ---------   ---------   ---------   ---------

FINANCIAL STATISTICS:
Gross profit margin  . . . . . . . . . .          27.2%      27.5%       27.2%       26.7%       25.8%
Operating profit margin  . . . . . . . .           2.9%       2.9%        2.9%        3.6%        3.2%
Operating and administrative expenses
  as a percent of sales  . . . . . . . .          24.3%      24.6%       23.5%       23.1%       22.5%
Capital expenditures . . . . . . . . . .     $   290.2  $   553.4    $  635.0   $   489.6   $   375.5
Depreciation and amortization  . . . . .         330.2      320.3       295.9       276.2       257.8
Total assets . . . . . . . . . . . . . .       5,074.7    5,225.8     5,170.7     4,739.1     4,538.0
Total debt . . . . . . . . . . . . . . .       2,689.2    3,048.6     3,066.0     3,083.6     3,118.6
Stockholders' equity (deficit) . . . . .         382.9      243.1       214.4      (183.4)     (388.9)
Common shares outstanding at
  year-end (in millions) . . . . . . . .         101.5       98.8        97.7        79.3        67.7
Stockholders' equity (deficit) per common
  share outstanding at year-end  . . . .          3.77       2.46        2.19       (2.31)      (5.75)
Weighted average common shares and common
  share equivalents (fully diluted)
  (in millions)  . . . . . . . . . . . .         123.4      119.0       115.2        96.0        89.4

OTHER STATISTICS:

Employees at year-end  . . . . . . . . .       105,900    104,900     110,100     114,500     110,100
Stores opened during the year  . . . . .            14         35          33          30          33
Stores closed or sold during the year  .            39         49          37          26          60
Total stores at year-end . . . . . . . .         1,078      1,103       1,117       1,121       1,117
Total retail square footage at
  year-end (in millions) . . . . . . . .          39.4       39.7        38.9        38.2        37.5

FINANCIAL REVIEW
RESULTS OF OPERATIONS

Safeway's net income was $123.3 million ($1.00 per share) in 1993, $43.5 million ($0.37 per share) in 1992, and $54.9 million ($0.48 per share) in 1991. Income before extraordinary items and the cumulative effect of accounting changes was $98.4 million ($0.83 per share) in 1992 and $79.0 million ($0.69 per share) in 1991. Five unusual events affected these results:

* Severance paid for a voluntary employee buyout in the Company's Alberta, Canada division reduced 1993 operating profit by $54.9 million and net income by $30.2 million ($0.24 per share).

* Restructuring charges recorded by Vons reduced Safeway's 1993 equity in earnings of unconsolidated affiliates by $11.7 million and reduced net income by $8.7 million ($0.07 per share).

* Restructuring charges reduced 1992 operating profit by $22.3 million and net income by $13.8 million ($0.12 per share).

* A reserve associated with the bankruptcy of AppleTree Markets, Inc. ("AppleTree") reduced 1991 operating profit by $115.0 million and net income by $71.0 million ($0.62 per share).

* A $27.4 million gain from the sale of common stock by Vons increased 1991 net income by $16.9 million ($0.15 per share).

SALES. Sales were $15.2 billion in both 1993 (a 52-week year) and 1992 (a 53-week year), compared to $15.1 billion in 1991 (a 52-week year). Safeway's same-store sales (sales of stores operating the entire measurement period in both years and excluding the effect of the change in the Canadian exchange rate) increased 2.1% in 1993 compared to decreases of 1.6% in 1992 and 0.3% in 1991.

(PIE CHART CAPTIONED "1993 PORTIONS OF THE SALES DOLLAR" SEE APPENDIX)

  The same-store sales decreases in 1992 and 1991 were primarily due to the weak economy, increased competition in certain markets, and a lack of food price inflation. Although these factors persist, Safeway achieved sales growth in 1993. The savings from efforts to lower the Company's fundamental cost of doing business was reinvested into improved service and more competitive pricing. The Company has simplified work methods in the stores, streamlined the support functions at corporate headquarters and the six U.S. retail division offices, achieved labor cost parity through competitive labor contracts signed in Alberta and other retail divisions, and improved inventory management.

GROSS PROFIT. Gross profit represents the portion of sales revenue remaining after deducting the costs of inventory sold during the period, including purchase and distribution costs. Gross profit was 27.2% of sales in 1993, compared to 27.5% in 1992 and 27.2% in 1991. The decline in 1993 primarily reflects reduced prices in Alberta. Because of the lack of inflation, the LIFO method of valuing certain inventories decreased the cost of goods sold by $1.5 million in 1993 and $0.4 million in 1992, compared to an $8.1 million increase in 1991.

OPERATING AND ADMINISTRATIVE EXPENSES. Operating and administrative expenses were 24.3% of sales in 1993, compared to 24.6% in 1992, and 23.5% in 1991. In the first half of 1993, Safeway recorded a charge for the Alberta buyout reducing operating profit by $54.9 million and net income by $30.2 million ($0.24 per share). Retail employees in that division approved a new contract which reduced wages, established a gain-sharing plan, and provided for a voluntary buyout program. The savings that Safeway began realizing in the second quarter of 1993 from the new labor contract were offset through the third quarter by the increased training costs and reduced productivity associated with the new employees. By the fourth quarter, the Alberta division had improved productivity, and the Company expects continued progress during 1994. Safeway believes that the combination of lower prices and the new labor contract positions the Alberta division for long-term growth.

  In 1992, the Company recorded a restructuring charge for the anticipated costs associated with consolidating its distribution center in Sacramento into its new distribution center in Tracy, California and downsizing its corporate administrative staff. The charge reduced 1992 operating profit by $22.3 million and net income by $13.8 million ($0.12 per share).

  Excluding the charges for the buyout in 1993 and the restructuring in 1992, operating and administrative expenses as a percent of sales were 23.9% in 1993, 24.4% in 1992, and 23.5% in 1991.

APPLETREE CHARGE. In 1991, Safeway recorded a charge in connection with the bankruptcy of AppleTree that reduced the Company's operating profit by $115 million and net income by $71 million ($0.62 per share). In 1987, Safeway assigned a significant number of leases to AppleTree as part of the sale of the Company's former Houston division. In January 1992, AppleTree filed for Chapter 11 bankruptcy protection to restructure its senior and subordinated debt. In October 1992, AppleTree emerged from bankruptcy with a plan of reorganization which, among other things, included the rejection of certain leases for which Safeway is liable. Safeway may also remain liable for AppleTree's remaining leases in the event that AppleTree is unable to continue making those rental payments. The $115 million charge in 1991 was an estimate of the eventual net lease and related cash payments which Safeway expected to make over a period of up to 16 years. The reserve is considered adequate to cover all known and probable liabilities associated with AppleTree. Safeway has reviewed its contingent obligations with respect to other divested operations, and, although the aggregate amount of assigned leases is large, the Company expects that any similar losses would not be material to Safeway's consolidated financial position.

(BAR CHART CAPTIONED "INTEREST EXPENSE" SEE APPENDIX)

INTEREST EXPENSE. Interest expense fell to $265.5 million in 1993 from $290.4 million in 1992 and $355.4 million in 1991. The decrease in 1993 reflects reduced short-term borrowings, lower short-term interest rates, and the refinancing of high interest rate debt during 1992. The decline in 1992 reflects refinancings in 1991 and 1992 as well as lower short-term interest rates.

EQUITY IN EARNINGS OF UNCONSOLIDATED AFFILIATES. Equity in earnings of unconsolidated affiliates, recorded on a one-quarter delay basis, was $33.5 million in 1993 compared to $39.1 million in 1992 and $45.8 million in 1991. Safeway holds a 35% interest in Vons, which operates more than 350 grocery stores located mostly in southern California, and a 49% interest in Casa Ley, which operates 54 stores in western Mexico.

  Income from Safeway's equity investment in Vons was $12.9 million in 1993 compared to $18.6 million in 1992 and $32.2 million in 1991. According to Vons' financial reports to the Securities and Exchange Commission, Vons' same-store sales declined 10.6% and 9.5% for the 16 and 40 weeks ended October 10, 1993. In addition to lower operating income, Vons reported a restructuring charge which decreased Safeway's equity in Vons' earnings by $11.7 million in 1993. According to Vons, this restructuring charge included anticipated expenses associated with a program to close under-performing stores, convert selected locations to other store types, reduce work force, and improve cost structure.

  For the 53-week period ended October 10, 1993, and the 52-week period ended October 4, 1992, Vons reported extraordinary losses of $1.5 million and $16.1 million, respectively, from debt refinancing. For the comparable period of 1991, Vons reported a net extraordinary gain of $33.5 million primarily from the utilization of net operating loss carryforwards.

  In 1992, Vons adopted Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions." Safeway's share of Vons' accounting changes is included in the cumulative effect of accounting changes in the Company's Consolidated Statements of Income. In 1991, Vons issued 4.5 million new common shares which resulted in a pre-tax gain to Safeway of $27.4 million in 1991. The Company's standstill agreement with Vons, which limited the Company's ability to buy Vons common stock, expired in August 1993.

INCOME TAXES. Income taxes declined to 43.0% of pre-tax income in 1993 from 50.2% in 1992 and 52.5% in 1991. In August 1993, the maximum statutory federal income tax rate increased from 34% to 35%. Despite the increased federal income tax rate, Safeway's effective rate declined in 1993 primarily due to the tax benefit of a loss in Canada, where the statutory rate is higher than in the United States. The loss in Canada resulted principally from the employee buyout charge and price reductions in Alberta. The tax effect of permanently investing certain foreign earnings which were previously not permanently invested also contributed to the tax rate decline in 1993. In 1991, Safeway's tax rate would have been approximately 48% without the impact of the AppleTree charge and the Vons gain.

EXTRAORDINARY LOSS. In 1992 and 1991, Safeway's net income was reduced by extraordinary losses of $27.8 million ($0.23 per share) and $24.1 million ($0.21 per share) for the early retirement of debt. The extraordinary losses represent the payment of premiums on retired debt and the write-off of deferred finance costs, net of the related tax benefits.

ACCOUNTING CHANGES. Effective the beginning of fiscal 1993, the Company adopted SFAS No. 109, "Accounting for Income Taxes." This statement supersedes SFAS No. 96, "Accounting for Income Taxes," which the Company adopted in 1987. The cumulative effect of the adoption of SFAS No. 109 was not material, and the change had no effect on income before taxes for 1993.

  In 1992, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," which requires accrual of the expected cost of such benefits during employee service periods, and SFAS No. 112, "Employers' Accounting for Postemployment Benefits," which requires accrual of the expected cost of benefits provided to former or inactive employees after employment but before retirement. Prior to 1992, the Company recognized the cost of providing these benefits as claims were paid. In addition, during 1992 Vons adopted SFAS No. 109 and SFAS No. 106. The cumulative effect of accounting changes recognized on Safeway's Consolidated Statements of Income as of the beginning of fiscal 1992 was as follows (in millions):

Postretirement benefits, net of tax benefit of $6.4         $ 10.5
Postemployment benefits, net of tax benefit of $1.1            1.8
Vons' income taxes, net of tax benefit of $3.2                10.6
Vons' postretirement benefits, net of tax benefit of $1.3      4.2
                                                            ------
                                                             $27.1
                                                            ------
                                                            ------

  Except for the cumulative effect of adoption, the impact of these accounting changes on Safeway's 1992 net income was not material.

LIQUIDITY AND FINANCIAL RESOURCES

Operating cash flow, as presented below, was $777.0 million in 1993 compared to $768.6 million in 1992. Operating cash flow provides a measure of the Company's ability to generate cash to pay interest and fixed charges, and facilitates the comparison of Safeway's results of operations with those of companies having different capital structures. Safeway's computation of operating cash flow is as follows (dollars in millions):

                               1993       1992     1991
                               ----       ----     ----
Income before income taxes,
 extraordinary loss and
 cumulative effect of
 accounting changes          $ 216.3   $ 197.4   $ 166.2
LIFO (income) expense           (1.5)     (0.4)      8.1
Interest expense               265.5     290.4     355.4
Depreciation and
 amortization                  330.2     320.3     295.9
Equity in earnings of
 unconsolidated affiliates     (33.5)    (39.1)    (45.8)
Gain on common
 stock offering by
 unconsolidated affiliate          -         -     (27.4)
AppleTree charge                   -         -     115.0
                             -------   -------   -------
Operating cash flow          $ 777.0   $ 768.6   $ 867.4
                             -------   -------   -------
                             -------   -------   -------
As a percent of sales           5.11%     5.07%     5.74%
                             -------   -------   -------
                             -------   -------   -------
As a multiple of
 interest expense               2.93      2.65      2.44
                             -------   -------   -------
                             -------   -------   -------

  In 1991, the Company issued $300 million of 10% Senior Subordinated Notes due 2001, retired 14.5% Junior Subordinated Debentures totaling $565 million, and redeemed 11.75% Senior Subordinated Notes totaling $300 million.

  In 1992, the Company issued $300 million of 9.65% Senior Subordinated Debentures due 2004, $150 million of 9.875% Senior Subordinated Debentures due 2007, and $250 million of 9.35% Senior Subordinated Notes due 1999, and used the proceeds to redeem 11.75% Senior Subordinated Notes totaling $450 million and the 12% Subordinated Debentures totaling $250 million.

  In 1992, the Company issued $100 million of 9.30% Senior Secured Debentures due 2007 and used the proceeds to repay borrowings incurred under the Bank Credit Agreement and Working Capital Credit Agreement (together the "Bank Agreements") to acquire, construct, and equip a new distribution center in Tracy, California.

  In 1992, Safeway filed with the Securities and Exchange Commission a shelf registration statement relating to public offerings of up to $240 million of debt securities. The debt securities may be offered to the public on terms determined by market conditions at the time of any sales and may be offered in one or more series. The net proceeds from the sale of these debt securities may be used for capital expenditures, acquisitions, or working capital requirements; or to repay or repurchase existing indebtedness; or for the Company's general operations, subject to certain restrictions contained in the Company's Bank Agreements and existing indentures. Pursuant to this shelf registration, the Company issued $80 million of medium-term notes during 1992, which included $74 million of 10% Senior Notes due 2002, and issued an additional $80 million of medium-term notes in the second quarter of 1993. The Company used the proceeds from these notes to finance capital expenditures.

  Safeway's total borrowing capacity under the Bank Agreements is $1.4 billion. The total bank line availability under the Bank Agreements decreases by $200 million in both 1995 and 1996, and the Bank Agreements mature in 1997. At year-end 1993, the Company had unused borrowing capacity of $869.8 million under the Bank Agreements.

  Annual debt maturities over the next five years are set forth in Note B of the Company's 1993 consolidated financial statements.

  Management expects operating cash flow, supplemented by credit available under the Bank Agreements, to be Safeway's primary sources of liquidity over the next five years, and believes that these sources will be adequate to meet the Company's requirements.

  At year-end 1993, working capital deficit was composed of $1.5 billion of current assets and $1.7 billion of current liabilities. Normal operating fluctuations in these substantial balances can result in changes to the cash flow from operations presented in the Consolidated Statements of Cash Flows that are not necessarily indicative of long-term operating trends; however, during 1993 Safeway significantly increased cash flow from operations through improved working capital management. There are no unusual industry practices or requirements relating to working capital items.


INTEREST RATES

At year-end 1993, the Company had effectively converted $218.3 million of its $421.1 million of floating rate debt to fixed interest rate debt through the use of interest rate swap agreements. The significant terms of such agreements outstanding at year-end 1993 are described in Note D to the Company's 1993 consolidated financial statements.

  Interest rate swap and collar agreements increased interest expense by $8.3 million, $7.7 million, and $1.9 million in 1993, 1992, and 1991, respectively.

CONSOLIDATED STATEMENTS OF INCOME
Safeway Inc. and Subsidiaries

                                        52 weeks       53 weeks      52 weeks
(In millions except per-share amounts)    1993           1992          1991

Sales                                   $ 15,214.5     $ 15,151.9    $ 15,119.2
Cost of goods sold . . . . . . . . . .   (11,083.4)     (10,987.4)    (11,013.6)
                                        ----------     ----------    ----------
  Gross profit                             4,131.1        4,164.5       4,105.6
Operating and administrative expenses     (3,689.6)      (3,722.9)     (3,557.3)
AppleTree charge . . . . . . . . . . .           -              -        (115.0)
                                        ----------     ----------    ----------
  Operating profit                           441.5          441.6         433.3
Interest expense                            (265.5)        (290.4)       (355.4)
Equity in earnings of
  unconsolidated affiliates                   33.5           39.1          45.8
Gain on common stock offering by
  unconsolidated affiliate                       -              -          27.4
Other income, net  . . . . . . . . . .         6.8            7.1          15.1
                                        ----------     ----------    ----------
 Income before income taxes,
   extraordinary loss and
   cumulative effect of
   accounting changes                        216.3          197.4         166.2
Income taxes . . . . . . . . . . . . .       (93.0)         (99.0)        (87.2)
                                        ----------     ----------    ----------
  Income before extraordinary loss
    and cumulative effect
    of accounting changes                    123.3           98.4          79.0

Extraordinary loss related to early
  retirement of debt, net
  of income tax benefit of
  $17.1 and $14.9                                -          (27.8)        (24.1)
Cumulative effect of accounting
  changes, net of
  income tax benefit of $12.0  . . . .           -          (27.1)            -
                                        ----------     ----------    ----------
   Net income. . . . . . . . . . . . .   $   123.3      $    43.5     $     54.9
                                        ----------     ----------    ----------
                                        ----------     ----------    ----------

Earnings per common share and
  common share equivalent:
  Primary
    Income before extraordinary loss
      and cumulative effect
      of accounting changes             $     1.02     $     0.83     $     0.69
    Extraordinary loss                           -          (0.23)         (0.21)
    Cumulative effect of
      accounting changes . . . . . . .           -          (0.23)             -
                                         ----------     ----------    ----------
      Net income . . . . . . . . . . .  $     1.02     $     0.37     $     0.48
                                        ----------     ----------    ----------
                                        ----------     ----------    ----------

    Fully diluted
      Income before extraordinary
        loss and cumulative effect
        of accounting changes           $     1.00     $     0.83     $     0.69
      Extraordinary loss                         -          (0.23)         (0.21)
      Cumulative effect of
        accounting changes . . . . . .           -          (0.23)             -
                                        ----------     ----------    ----------
        Net income . . . . . . . . . .  $     1.00     $     0.37     $     0.48
                                        ----------     ----------    ----------
                                        ----------     ----------    ----------

Weighted average common shares and
  common share equivalents:
   Primary                                   121.0          119.0         114.9
   Fully diluted                             123.4          119.0         115.2


See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
Safeway Inc. and Subsidiaries

                                              Year-end       Year-end
(In millions except per-share amounts)          1993           1992
ASSETS
Current assets:
  Cash and equivalents                       $   118.4       $    96.6
  Receivables                                    119.5           135.7
  Merchandise inventories, net of LIFO
   reserve of $62.1 and $64.5, respectively    1,128.1         1,201.7
Prepaid expenses and other
  current assets. . . . . . . . . . . .           98.0            95.1
                                             ---------       ---------
Total current assets  . . . . . . . . .        1,464.0         1,529.1
                                             ---------       ---------
Property:
  Land                                           384.7           384.1
  Buildings                                    1,009.6           968.4
  Leasehold improvements                         791.5           807.2
  Fixtures and equipment                       1,711.1         1,668.7
  Property under capital leases . . . .          310.4           310.4
                                             ---------       ---------
                                               4,207.3         4,138.8
  Less accumulated depreciation
    and amortization  . . . . . . . . .        1,647.2         1,441.7
                                             ---------       ---------
  Total property, net                          2,560.1         2,697.1
Goodwill, net of amortization of
  $86.2 and $76.2, respectively                  347.6           361.3
Prepaid pension costs                            307.1           306.3
Investments in unconsolidated affiliates         303.4           270.6
Other assets . . . . . . . . . . . . . .          92.5            61.4
                                             ---------       ---------
Total assets . . . . . . . . . . . . . .     $ 5,074.7       $ 5,225.8
                                             ---------       ---------
                                             ---------       ---------

                                              Year-end       Year-end
                                                1993           1992

Liabilities and Stockholders' Equity
Current liabilities:
  Current maturities of notes
    and debentures                           $   188.6      $    92.0
  Current obligations under
    capital leases                                19.3           20.4
  Accounts payable                               880.5          811.0
  Accrued salaries and wages                     216.3          192.5
  Other accrued liabilities . . . . . . .        406.7          385.9
                                            ----------      ---------
  Total current liabilities . . . . . . .      1,711.4        1,501.8
                                            ----------      ---------
Long-term debt:
  Notes and debentures                         2,287.7        2,736.6
  Obligations under capital leases. . . .        193.6          199.6
                                            ----------      ---------
  Total long-term debt                         2,481.3        2,936.2
Deferred income taxes                            145.5          176.0
Accrued claims and other liabilities . . .       353.6          368.7
                                            ----------      ---------
Total liabilities  . . . . . . . . . . . .     4,691.8        4,982.7
                                            ----------      ---------
Commitments and contingencies
Stockholders' equity:
  Common stock: par value $.01 per share;
    300 shares authorized; 101.5 and 98.8
    shares outstanding, respectively               1.0            1.0
  Additional paid-in capital                     624.5          604.5
  Cumulative translation adjustments              39.0           42.5
  Accumulated deficit  . . . . . . . . . .      (281.6)        (404.9)
                                            ----------      ---------
  Total stockholders equity  . . . . . . .       382.9          243.1
                                            ----------      ---------
Total liabilities and
  stockholders equity  . . . . . . . . . .   $ 5,074.7      $ 5,225.8
                                            ----------      ---------
                                            ----------      ---------


See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
Safeway Inc. and Subsidiaries

                                        52 Weeks      53 Weeks       52 Weeks
(In millions)                             1993          1992           1991
Cash Flow From Operations:
Net income                              $  123.3      $  43.5        $   54.9
Reconciliation to net cash flow
  from operations:
  Extraordinary loss related to
    early retirement of debt,
    before income tax benefit                  -         44.9            39.0
  Cumulative effect of accounting
    changes, before income tax benefit         -         39.1               -
  Depreciation and amortization            330.2        320.3           295.9
  AppleTree charge                             -            -           115.0
  Amortization of deferred
    finance costs                            3.8          4.0            15.5
  Deferred income taxes                    (35.8)        17.5           (12.9)
  LIFO (income) expense                     (1.5)        (0.4)            8.1
  Equity in undistributed earnings
    of unconsolidated affiliates           (33.5)       (39.1)          (45.8)
  Gain on common stock offering by
    unconsolidated affiliate                   -            -           (27.4)
  Net pension expense (income)               0.4         (4.6)            1.9
  Increase (decrease) in accrued
    claims and other liabilities            24.1          4.4           (19.3)
  (Gain) loss on property retirements       (2.9)        48.9            26.4
  Changes in working capital items:
    Receivables                             15.4          9.3            (7.0)
    Inventories at FIFO cost                61.6         10.2           (41.3)
    Prepaid expenses and other
      current assets                        (9.4)       (12.5)          (17.7)
    Payables and accruals                   99.6         24.8            10.6
    Income taxes . . . . . . . . . .        24.1         (1.8)          (58.3)
                                        --------     --------        --------
      Net cash flow from operations        599.4        508.5           337.6
                                        --------     --------        --------

Cash Flow From Investing Activities:
  Cash paid for property additions        (245.3)      (483.6)         (589.9)
  Proceeds from sale of property
    and operations                          66.7         26.3            13.2
  Purchases of common stock of
    unconsolidated affiliate                   -            -           (40.5)
  Other. . . . . . . . . . . . . . .       (49.3)       (26.9)          (12.3)
                                        --------     --------        --------
    Net cash flow used by
      investing activities . . . . .      (227.9)      (484.2)         (629.5)
                                        --------     --------        --------

                                        52 Weeks      53 Weeks       52 Weeks
(In millions)                             1993          1992           1991
Cash Flow From Financing Activities:
Additions to short-term borrowings      $  60.0       $  237.4       $   59.8
Payments on short-term borrowings         (44.9)        (280.5)             -
Additions to long-term borrowings         352.1        1,888.4        1,004.9
Payments on long-term borrowings         (732.7)      (1,774.1)      (1,147.9)
Net proceeds from sale of
  common stock                             10.4            3.5          343.0
Premiums paid on early retirement
  of debt                                     -          (35.1)         (34.8)
Other. . . . . . . . . . . . . . . .        1.2          (13.9)         (30.0)
                                        -------       --------       --------
  Net cash flow from (used by)
    financing activities . . . . . .     (353.9)          25.7          195.0
                                        -------       --------       --------
Effect of changes in exchange
  rates on cash. . . . . . . . . . .        4.2           (7.6)           0.5
                                        -------       --------       --------
Increase (decrease) in cash
  and equivalents                          21.8           42.4          (96.4)

Cash And Equivalents:
  Beginning of year. . . . . . . . .       96.6           54.2          150.6
                                        -------       --------       --------
  End of year. . . . . . . . . . . .    $ 118.4       $   96.6       $   54.2
                                        -------       --------       --------
                                        -------       --------       --------

Other Cash Flow Information:
Cash payments during the year for:
  Interest                              $ 270.2       $  293.5       $  390.5
  Income taxes, net of refunds            100.6           56.4          143.9

Noncash Investing And
  Financing Activities:
  Mortgage notes assumed in
    property acquisitions              $    7.5       $    0.4       $    8.6
  Capital lease obligations
    entered into                           20.3            5.7           11.2
  Capital lease assets retired,
    net of accumulated amortization         3.1            1.7            2.8
  Capital lease obligations retired         2.5            0.6            8.4
  Invested proceeds from mortgage
    borrowings                                -              -           48.2

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Safeway Inc. and Subsidiaries


                                                                                                                      Total
                                                  Common Stock       Additional     Cumulative                     Stockholders'
                                                 --------------        Paid-in      Translation     Accumulated       Equity
(In millions)                                    Shares  Amount        Capital      Adjustments       Deficit        (Deficit)
                                                 ------  ------      ----------     -----------     -----------    -------------

Balance, year-end 1990                           79.3    $0.8        $258.2         $ 60.9          $(503.3)       $(183.4)

Public stock offering                            17.5     0.2         340.2              -                -          340.4
Options and warrants exercised                    0.9       -           2.5              -                -            2.5
Cash received on subscriptions receivable           -       -           0.1              -                -            0.1
Net income                                          -       -             -              -             54.9           54.9
Translation adjustments . . . . . . . . . .         -       -             -           (0.1)               -           (0.1)
                                               ------  ------       -------        -------          -------       --------
Balance, year-end 1991                           97.7     1.0         601.0           60.8           (448.4)         214.4

Options and warrants exercised                    1.1       -           3.4              -                -            3.4
Cash received on subscriptions receivable           -       -           0.1              -                -            0.1
Net income                                          -       -             -              -             43.5           43.5
Translation adjustments . . . . . . . . . .         -       -             -          (18.3)               -          (18.3)
                                               ------  ------       -------        -------          -------       --------
Balance, year-end 1992                           98.8     1.0         604.5           42.5           (404.9)         243.1


Options and warrants exercised                    2.7       -          19.3              -                -           19.3
Cash received on subscriptions receivable           -       -           0.7              -                -            0.7
Net income                                          -       -             -              -            123.3          123.3
Translation adjustments . . . . . . . . . .         -       -             -           (3.5)               -           (3.5)
                                               ------  ------       -------        -------          -------       --------
Balance, year-end 1993  . . . . . . . . . .     101.5    $1.0        $624.5         $ 39.0          $(281.6)       $ 382.9
                                               ------  ------       -------        -------          -------       --------
                                               ------  ------       -------        -------          -------       --------


See accompanying notes to consolidated financial statements.

Note A - SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION

The consolidated financial statements include Safeway Inc., a Delaware corporation, and all majority owned subsidiaries ("Safeway" or the "Company"). All significant intercompany transactions and balances have been eliminated in consolidation. Investments in affiliates which are not majority owned are reported using the equity method.

FISCAL YEAR

The Company's fiscal year ends on the Saturday nearest December 31. The last three fiscal years consist of the 52-week period ended January 1, 1994, the 53-week period ended January 2, 1993, and the 52-week period ended December 28, 1991.

TRANSLATION OF FOREIGN CURRENCIES

Assets and liabilities of the Company's Canadian subsidiaries are translated into U.S. dollars at year-end rates of exchange, and income and expenses are translated at average rates during the year. Cumulative translation adjustments reflecting the effect of the movement in exchange rates during the year are shown net of applicable income taxes as a separate component of stockholders' equity.

MERCHANDISE INVENTORIES

At year-end 1993 and 1992, merchandise inventory of $634 million and $701 million, respectively, is valued at the lower of cost on a last-in, first-out ("LIFO") basis or market value. Such LIFO inventory had a replacement or current cost of $696 million and $766 million at year-end 1993 and 1992, respectively. The remaining inventory is valued at the lower of cost on a first-in, first-out ("FIFO") basis or market value. FIFO cost of inventory approximates replacement or current cost. Inventory on a FIFO basis includes meat and produce in the United States, inventory of U.S. manufacturing operations, and all inventories of the Canadian subsidiaries.

  Application of the LIFO method resulted in decreases to cost of goods sold of $1.5 million in 1993 and $0.4 million in 1992, compared to an increase of $8.1 million in 1991. Liquidations of LIFO layers during the three years reported did not have a significant effect on the results of operations. The LIFO charge to cost of goods sold for the first 36 weeks of each year is based upon estimated annual inflation ("LIFO Indices"). Actual LIFO Indices are calculated during the fourth quarter of the year based upon a statistical sampling of inventories. Accordingly, fourth-quarter pre-tax earnings were increased by $9.2 million, $10.2 million, and $7.7 million in 1993, 1992, and 1991, respectively.

PROPERTY AND DEPRECIATION

Property is stated at cost. Depreciation expense on buildings and equipment is computed on the straight-line method using the following lives:


Stores and other buildings               10 - 30 years
Fixtures and equipment                    3 - 15 years


  Property under capital leases is amortized on a straight-line basis over the remaining terms of the leases. Leasehold improvements include buildings constructed on leased land and improvements to leased buildings. Leasehold improvements are amortized on a straight-line basis over the shorter of the remaining terms of the lease or the estimated useful lives of the assets.

GOODWILL

Goodwill is amortized on a straight-line basis over 40 years. Goodwill amortization was $10.6 million, $12.7 million, and $10.6 million in 1993, 1992, and 1991, respectively.

CLOSED STORE EXPENSE

Upon the decision to close a store, the Company accrues estimated future losses, which include lease payments and other costs of holding the facility, net of estimated future income.

SELF-INSURANCE

The Company is primarily self-insured for workers' compensation, automobile, and general liability costs. The self-insurance claim liability is determined actuarially, based on claims filed and an estimate of claims incurred but not yet reported. The present value of such claims is accrued using discount rates of 5% in 1993 and 8% in 1992. The current portion of the self-insurance claim liability ($78 million and $67 million at year-end 1993 and 1992, respectively) is included in other accrued liabilities in the consolidated balance sheets. The noncurrent portion of $176 million and $148 million at year-end 1993 and 1992 is included in accrued claims and other liabilities. The undiscounted liability was approximately $289 million and $269 million at year-end 1993 and 1992, respectively.

INCOME TAXES

The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," effective January 3, 1993. This Statement supersedes SFAS No. 96, "Accounting for Income Taxes," which the Company adopted in 1987. Under SFAS No. 109, the Company provides a deferred tax expense or benefit equal to the change in the deferred tax liability during the year. Deferred income taxes represent tax credit carryforwards and future net tax effects resulting from temporary differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

INCOME PER COMMON SHARE AND COMMON SHARE EQUIVALENT

Income per common share and common share equivalent is calculated by dividing net income by the weighted average number of common shares outstanding during the period plus the dilutive effect of stock options and warrants, as determined by the treasury stock method.

STATEMENT OF CASH FLOWS

Short-term investments with original maturities of less than three months are considered to be cash equivalents. Borrowings with original maturities of less than three months are presented net of related repayments.

OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

The Company enters into interest rate swap agreements to limit the exposure of its floating interest rate debt to changes in market interest rates. These agreements involve the exchange with a counterparty of fixed and floating rate interest payments periodically over the life of the agreements without exchange of the underlying notional principal amounts. The differential to be paid or received is recognized over the life of the agreements as an adjustment to interest expense. The Company's counterparties are major financial institutions.

FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires the disclosure of the fair value of certain financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. Safeway estimated the fair values presented throughout these financial statements using appropriate valuation methodologies and market information available as of year-end. Considerable judgment is required to develop estimates of fair value, and the estimates presented are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions or estimation methodologies could have a material effect on the estimated fair values. Additionally, the fair values presented throughout these financial statements were estimated at year-end, and current estimates of fair value may differ significantly from the amounts presented.

  The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

    Cash and equivalents, accounts receivable, accounts payable and short-term debt: The carrying amount of these items approximates fair value.

    Long-term debt: Market values quoted on the New York Stock Exchange are used to estimate the fair value of publicly traded debt. To estimate the fair value of debt issues that are not quoted on an exchange, the Company uses those interest rates that are currently available to it for issuance of debt with similar terms and remaining maturities.

    Interest rate swap agreements: The fair value of interest rate swap agreements is the amount at which they could be settled based on estimates obtained from dealers.

ACCOUNTING CHANGES

The Company adopted SFAS No. 109, "Accounting for Income Taxes," effective January 3, 1993. This Statement supersedes SFAS No. 96, "Accounting for Income Taxes," which the Company adopted in 1987. The cumulative effect of the adoption of SFAS No. 109 was not material, and the change had no effect on income before taxes for 1993.

  In 1992, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," which requires accrual of the expected cost of such benefits during employee service periods, and SFAS No. 112, "Employers' Accounting for Postemployment Benefits," which requires accrual of the expected cost of benefits provided to former or inactive employees after employment but before retirement. Prior to 1992, the Company recognized the cost of providing these benefits as claims were paid. In addition, in 1992

The Vons Companies, Inc. ("Vons"), an unconsolidated affiliate of Safeway, adopted SFAS No. 109 and SFAS No. 106. The cumulative effect of accounting changes recognized in Safeway's consolidated statements of income as of the beginning of fiscal 1992 was as follows (in millions):

Postretirement benefits, net of tax benefit of $6.4         $10.5
Postemployment benefits, net of tax benefit of $1.1           1.8
Vons' income taxes, net of tax benefit of $3.2               10.6
Vons' postretirement benefits, net of tax benefit of $1.3     4.2
                                                            -----
                                                            $27.1
                                                            -----
                                                            -----

  Except for the cumulative effect of adoption, the impact of these accounting changes on Safeway's 1992 net income was not material.


Note B - FINANCING

Notes and debentures were composed of the following at year-end (in millions):

                                            1993       1992
Bank Credit Agreement, secured           $   35.0   $   365.0
Working Capital Credit Agreement,
 secured                                    340.3       406.4
9.30% Senior Secured Debentures
 due 2007                                   100.0       100.0
10% Senior Notes due 2002,
 unsecured                                   74.0        74.0
10% Senior Subordinated Notes
 due 2001, secured                          300.0       300.0
9.875% Senior Subordinated
 Debentures due 2007, secured               150.0       150.0
9.65% Senior Subordinated
 Debentures due 2004, secured               300.0       300.0
9.35% Senior Subordinated Notes
 due 1999, secured                          250.0       250.0
Mortgage notes payable, secured             567.3       588.9
Other notes payable, unsecured              325.7       275.4
Other bank borrowings, unsecured             34.0        18.9
                                         --------   ---------
                                          2,476.3     2,828.6
Less current maturities                     188.6        92.0
                                         --------   ---------
Long-term portion                        $2,287.7    $2,736.6
                                         --------   ---------
                                         --------   ---------

  At year-end 1993 and 1992 the carrying value of long-term debt approximated fair value.

BANK CREDIT AGREEMENT AND WORKING CAPITAL CREDIT AGREEMENT

Safeway's total borrowing capacity under the Bank Credit Agreement and Working Capital Credit Agreement (together the "Bank Agreements") is $1.4 billion. The total bank line availability under the Bank Agreements decreases by $200 million in both 1995 and 1996, and the Bank Agreements mature in 1997. At year-end 1993, the Company had unused borrowing capacity of $869.8 million under the Bank Agreements.

  Domestic borrowings under the Bank Agreements bear interest at one of the following rates selected by the Company: (i) the prime rate, (ii) a rate based on certificates of deposit rates plus 1%, (iii) the rate at which Eurodollar deposits are offered to first class banks in the Eurodollar market by the Banks plus 0.75%, or (iv) rates quoted at the discretion of the Banks. Canadian borrowings denominated in U.S. dollars under the Working Capital Credit Agreement bear interest at one of the following rates selected by the Company:
(i) the Canadian base rate, or (ii) the Canadian Eurodollar rate plus 0.75%. Canadian borrowings denominated in Canadian dollars bear interest at the Canadian prime rate. The Company pays an annual commitment fee of 0.375% on the unused portion of borrowings available under the Bank Agreements.

  The weighted average interest rate on borrowings under the Bank Credit Agreement was 4.7% during 1993, 5.3% during 1992, and 6.2% during 1991. At year-end 1993, the weighted average interest rate on borrowings under the Bank Credit Agreement was 3.7%. The weighted average interest rate on borrowings under the Working Capital Credit Agreement was 5.6% during 1993, 7.4% during 1992, and 10.1% during 1991. At year-end 1993, the weighted average interest rate on borrowings under the Working Capital Credit Agreement was 4.9%. Amounts due under the Working Capital Credit Agreement consist mostly of Canadian borrowings.

  Indebtedness under the Bank Agreements is secured by the pledge of certain assets of the Company and certain assets and stock of certain subsidiaries and is also guaranteed by certain subsidiaries. Such subsidiaries own approximately 35% of the Company's stores and approximately 70% of the Company's manufacturing facilities.

SENIOR SECURED INDEBTEDNESS

In 1992, the Company issued $100 million of 9.30% Senior Secured Debentures due 2007. The 9.30% Senior Debentures are secured by a Deed of Trust which created a lien on the land, buildings, and equipment owned by Safeway at its new distribution center in Tracy, California.

SENIOR UNSECURED INDEBTEDNESS

In 1992, the Company filed with the Securities and Exchange Commission a shelf registration statement relating to public offerings of up to $240 million of debt securities. Pursuant to this shelf registration, the Company issued $80 million of medium-term notes during 1992, which included $74 million of 10% Senior Notes due 2002, and issued an additional $80 million of medium-term notes in the second quarter of 1993. The Company used the proceeds from these notes to finance capital expenditures.

SUBORDINATED INDEBTEDNESS

The 10% Senior Subordinated Notes due 2001, 9.875% Senior Subordinated Debentures due 2007, 9.65% Senior Subordinated Debentures due 2004, and 9.35% Senior Subordinated Notes due 1999 (collectively the "Subordinated Securities") are subordinated in right of payment to, among other things, the Company's borrowings under the Bank Agreements, the 9.30% Senior Debentures, the Company's senior unsecured debt, the Company's other secured debt, and mortgage notes payable. The Subordinated Securities are secured by the pledge of certain assets of the Company and stock of certain subsidiaries.

REFINANCING

In 1992 and 1991, respectively, the Company redeemed $700 million and $865 million of high interest rate debt using cash from operations and proceeds from issuing the Subordinated Securities. In connection with these redemptions, the Company recorded extraordinary losses of $27.8 million ($0.23 per share) in 1992 and $24.1 million ($0.21 per share) in 1991. The extraordinary losses represent the payment of redemption premiums and the write-off of deferred finance costs, net of the related tax benefits.

RESTRICTIVE COVENANTS

The Bank Agreements prohibit payments by the Company of dividends on any class of stock (other than dividends paid through issuance of additional shares of that class of stock) and restrict, among other things, payments by the Company
(i) to acquire shares of any class of stock of the Company, (ii) of any debt which is subordinate to the Bank Agreements, and (iii) to acquire any outstanding warrants, options or other rights to acquire shares of any class of stock of the Company, other than those held by certain Company officers.

  Other provisions of the Bank Agreements limit certain acts of the Company, including the creation of liens, incurring obligations under leases in excess of specified levels, incurring capital expenditures in excess of specified amounts, and entering into certain business activities, investments and guarantees. The Bank Agreements also limit the amount of indebtedness that the Company can incur. The Company is also required to meet certain financial tests which pertain to its ratio of debt to equity and its ability to generate adequate cash to meet required payments.

  The Indentures pursuant to which the 9.30% Senior Debentures, the 10% Senior Notes and the Subordinated Securities were issued restrict, among other things, payments by the Company (i) of dividends on any capital stock (other than dividends paid through issuance of additional shares of that capital stock) and
(ii) to acquire shares of any capital stock of the Company, (including outstanding warrants, options or other rights to acquire shares of any capital stock of the Company), other than those held by certain Company officers. The Indentures also contain provisions which limit the amount of additional debt that the Company may incur.

MORTGAGE NOTES PAYABLE

Mortgage notes payable at year-end 1993 are secured by properties with a net book value of approximately $760 million, have remaining terms ranging from one to 18 years, and have a weighted average interest rate of 9.7%.

OTHER NOTES PAYABLE

Other notes payable at year-end 1993 have remaining terms ranging from one to 18 years and a weighted average interest rate of 8.0%.

ANNUAL DEBT MATURITIES

As of year-end 1993, annual debt maturities were as follows (in millions):


1994                         $  188.6
1995                             71.3
1996                             89.4
1997                            537.3
1998                             79.7
Thereafter                    1,510.0
                             --------
                             $2,476.3
                             --------
                             --------


LETTERS OF CREDIT

The Company had letters of credit of $374.2 million outstanding at year-end 1993 of which $154.9 million were issued under the Bank Credit Agreement. The letters of credit are maintained primarily to back the Company's self-insurance program and to support performance, payment, deposit, or surety obligations of the Company. The Company pays commitment fees ranging from 0.75% to 0.875% on the outstanding portion of the letters of credit.


Note C - LEASE OBLIGATIONS

  A majority of the premises that the Company occupies are leased. The Company had approximately 1,150 leases at year-end 1993, including approximately 250 which are capitalized for financial reporting purposes. Most leases have renewal options, some with terms and conditions similar to the original lease, others with reduced rental rates during the option periods. Certain of these leases contain options to purchase the property at amounts that approximate fair market value.

  As of year-end 1993, future minimum rental payments applicable to non-cancelable capital and operating leases with remaining terms in excess of one year were as follows (in millions):

                                       Capital  Operating
                                       Leases     Leases
                                      --------  ---------
1994                                  $   42.5  $  132.3
1995                                      40.9     132.2
1996                                      39.0     127.1
1997                                      35.1     122.9
1998                                      31.8     118.3
Thereafter                               222.9     953.6
                                      --------  --------
Total minimum lease payments             412.2  $1,586.4
                                                --------
                                                --------
Less amounts representing interest       199.3
                                      --------
Present value of net minimum
 lease payments                          212.9
Less current obligation                   19.3
                                      --------
Long-term obligations                 $  193.6
                                      --------
                                      --------


  Future minimum lease payments under non-cancelable capital and operating lease agreements have not been reduced by minimum sublease rental income of $160.6 million.

  Amortization expense for property under capital leases was $22.3 million in 1993, $23.2 million in 1992 and $24.5 million in 1991. Accumulated amortization of property under capital leases was $148.1 million and $140.9 million at year-end 1993 and 1992, respectively.

  The following schedule shows the composition of total rental expense for all operating leases (in millions). In general, contingent rentals are based on individual store sales.

                                 1993     1992      1991
Property leases:
 Minimum rentals              $ 129.6   $ 130.9   $ 132.2
 Contingent rentals              10.3      10.3       9.3
 Less rentals from subleases    (15.1)    (11.1)    (15.2)
                              -------   -------   -------
                                124.8     130.1     126.3
Equipment leases                 24.0      26.7      26.5
                              -------   -------   -------
                              $ 148.8   $ 156.8   $ 152.8
                              -------   -------   -------
                              -------   -------   -------

Note D - INTEREST EXPENSE

Interest expense consisted of the following (in millions):

                               1993     1992      1991
Bank Agreements              $ 31.9   $  51.5    $ 45.9
9.30% Senior Secured
 Debentures                     9.3       8.2         -
10% Senior Notes                7.4       1.2         -
10% Senior Subordinated
 Notes                         30.0      30.0       3.2
9.875% Senior Subordinated
 Debentures                    14.8      11.4         -
9.65% Senior Subordinated
 Debentures                    29.0      27.3         -
9.35% Senior Subordinated
 Notes                         23.4      18.1         -
11.75% Senior Subordinated
 Notes                            -       9.7      87.3
12% Subordinated
 Debentures                       -       9.1      30.0
14.5% Junior Subordinated
 Debentures                       -         -      65.3
Mortgage notes payable         58.6      63.9      57.9
Other notes payable            29.3      30.0      33.0
Other bank borrowings             -       1.4       0.1
Obligations under capital
 leases                        23.9      25.0      25.9
Amortization of deferred
 finance costs                  3.8       3.9      15.5
Interest rate swap and collar
 agreements                     8.3       7.7       1.9
Capitalized interest           (4.2)     (8.0)    (10.6)
                             ------    ------    ------
                             $265.5    $290.4    $355.4
                             ------    ------    ------
                             ------    ------    ------



  At year-end 1993, the Company had effectively converted $218.3 million of its $421.1 million of floating rate debt to fixed interest rate debt through the use of interest rate swap agreements. The significant terms of such agreements outstanding at year-end 1993 were as follows (dollars in millions):


              U.S. Fixed    Canada Fixed
Notional       Interest       Interest     Origination    Expiration
Principal       Rates          Rates          Date           Date
- ---------     ----------    ------------   -----------    ----------
$  50.0          5.1%                        1991           1995
   10.0          5.8                         1992           1997
    6.0          5.4                         1992           1995
   38.1                       8.7%           1991           1996
   38.1                       8.7            1992           1997
   38.1                       6.0            1993           1998
   38.0                       9.0            1993           1995
- -------
$ 218.3
- -------
- -------


The notional principal amounts do not represent cash flows and therefore are not subject to credit risk. The Company is subject to credit risk from nonperformance of the counterparties to the agreements in the amount of any interest differential to be received. Because the Company monitors the credit ratings of its counterparties, which are limited to major financial institutions, Safeway does not anticipate nonperformance by the counterparties.

  At year-end 1993, net unrealized losses on the interest rate swap agreements were $11.2 million. Since the Company intends to hold these agreements as hedges for the term of the agreements, the market risk associated with changes in interest rates should not be significant.

Note E - CAPITAL STOCK

SHARES AUTHORIZED AND ISSUED

Authorized preferred stock consists of 10 million shares of which none was outstanding during fiscal years 1993, 1992, or 1991.

  Authorized common stock consists of 300 million shares of $0.01 par value. Common stock outstanding at year-end 1993 and 1992 was 101.5 million and 98.8 million shares, respectively. In 1991 and 1990 the Company sold a total of 29 million shares of common stock in two public stock offerings. Two limited partnerships formed by Kohlberg Kravis Roberts & Co. ("KKR") own 65 million shares of Safeway's common stock.

  Common stock issued to certain Company officers is restricted as to transferability. Generally, this restriction gives the Company the option to purchase, at market price, any such stock offered for sale.

OPTIONS AND WARRANTS TO PURCHASE COMMON STOCK

Under Safeway's stock option plans, the Company may grant incentive and non-qualified options to purchase up to 19.5 million shares of common stock at an exercise price determined by the Compensation and Stock Option Committee of the Board of Directors. Vested options are exercisable in part or in full at any time prior to the expiration date of 10 to 15 years from the date of the grant. The stock option plans prohibit the transfer of options.

  Activity in the stock option plans for the three-year period ended January 1, 1994, was as follows:

                                              Option
                               Options         Price
                             ----------    ---------------
Outstanding, year-end 1990   11,625,928    $2.00  - 13.875
 1991 Activity:
   Granted                    1,758,350     9.60  - 19.125
   Canceled                    (148,265)   12.375 - 18.25
   Exercised                   (298,825)    2.00  - 12.875
                             ----------
Outstanding, year-end 1991   12,937,188     2.00  - 19.125
 1992 Activity:
   Granted                    1,952,792    10.00  - 18.50
   Canceled                    (326,297)   10.00  - 19.125
   Exercised                   (508,922)    2.00  - 13.875
                             ----------
Outstanding, year-end 1992   14,054,761     2.00  - 19.125
 1993 Activity:
   Granted                    1,579,025    11.50  - 21.00
   Canceled                    (550,286)   10.00  - 19.125
   Exercised                 (1,539,880)    2.00  - 18.50
                             -----------
Outstanding, year-end 1993   13,543,620     2.00  - 21.00
                             ----------
                             ----------
Exercisable, year-end 1993    7,412,840     2.00  - 19.125
                             ----------
                             ----------

  Of the options exercisable at year-end 1993, 4,851,928 were exercisable at $2.00 per share. There were 3,299,741 options available for grant at year-end 1993.

  In connection with the 1986 acquisition of Safeway's predecessor company, Safeway issued warrants ("Warrants") to purchase common stock. Each Warrant represents the right to purchase 0.279 shares of the Company's common stock for $1.052 per Warrant. In order to purchase a whole share of common stock, a holder must exercise 3.584 Warrants and pay an aggregate exercise price of $3.7691. During 1993, 3.8 million Warrants representing 1.1 million shares of common stock were exercised. During 1992, 2.2 million Warrants representing 0.6 million shares of common stock were exercised. At year-end 1993, there were 8.2 million Warrants outstanding, which represented 2.3 million shares of common stock. The Warrants expire on November 24, 1996.

  Warrants (the "SSI Warrants") to purchase 13.9 million shares of the Company's common stock at $2.00 per share were sold in 1986 to SSI Equity Associates, L.P., a limited partnership (the "SSI Partnership"). The SSI Warrants are exercisable through November 15, 2001. SSI Partners, L.P., an affiliate of KKR, is the general partner of the SSI Partnership.

  Outstanding common stock and the effect of options and warrants at year-end 1993 are summarized as follows (in millions):

                                        Potential Proceeds
                               Shares      from Exercise
                               ------   ------------------
Common stock outstanding       101.5
Options to purchase
 common stock                   13.5         $126.0
Warrants                         2.3            8.6
SSI Warrants                    13.9           27.9
                               -----         ------
                               131.2         $162.5
                               -----         ------
                               -----         ------























Note F - TAXES ON INCOME

The components of income taxes were as follows
(in millions):

                               1993      1992     1991
                               ----      ----     ----
Current:
 Federal                     $ (80.2)  $ (34.2) $ (47.0)
 State                         (10.7)     (7.6)    (8.9)
 Foreign                       (37.9)    (39.7)   (44.2)
                             -------   -------  -------
                              (128.8)    (81.5)  (100.1)
                             -------   -------  -------

Deferred:
 Federal                       (20.3)    (23.9)    10.2
 State                          (6.2)     (3.0)     1.8
 Foreign                        62.3       9.4      0.9
                             -------   -------  -------
                                35.8     (17.5)    12.9
                             -------   -------  -------
Total                        $ (93.0)  $ (99.0) $ (87.2)
                             -------   -------  -------
                             -------   -------  -------


  The 1993 income tax provision above does not include tax benefits of $9.6 million from employee stock options exercised. The 1992 and 1991 income tax provisions above do not include tax benefits of $17.1 million and $14.9 million, respectively, from the extraordinary losses on early debt retirement and the tax benefit of $12.0 million in 1992 from the cumulative effect of accounting changes.

The reconciliation of the provision for income taxes at the U.S. federal statutory income tax rate to the Company's income taxes is as follows (dollars in millions):

                                    1993     1992      1991
                                    ----     ----      ----

Statutory rate                        35%       34%      34%
Income tax expense using
 federal statutory rate           $(75.7)   $(67.1)  $(56.5)
Difference between statutory
 rate and foreign effective rate     9.7      (5.8)   (14.9)
Taxes on foreign earnings not
 permanently reinvested             (8.3)    (10.0)   (11.2)
Taxes provided on equity
 earnings of affiliates at rates
 below the statutory rate            8.3       3.2      6.1
Other accruals                     (10.8)     (4.9)    (4.2)
State taxes on income less
 federal benefit                   (11.0)     (7.0)    (4.7)
Unrecognized tax expense
 of affiliate's income                 -         -      4.3
Withholding tax on
 Canadian earnings not
 permanently reinvested              2.1      (4.1)    (3.6)
Nondeductible amortization          (3.9)     (3.3)    (2.5)
Deferred tax adjustment due
 to 1993 federal rate increase      (3.4)        -        -
                                 -------   -------  -------
Income taxes                      $(93.0)   $(99.0)  $(87.2)
                                 -------   -------  -------
                                 -------   -------  -------


  Significant components of the Company's net deferred tax liability at year-end were as follows (in millions):

                                         1993       1992
                                         ----       ----
Deferred tax assets:
 Foreign tax credit carryforwards      $ 118.8    $ 118.8
 Workers' compensation and
  other claims                           100.4       83.3
 Reserves not currently deductible        50.0       79.0
 Accrued claims and other liabilities     54.9       36.3
 Employee benefits                        25.3       26.5
 Operating loss carryforward              42.8          -
 Other assets                              2.4       16.5
 Valuation allowance                    (118.8)    (118.8)
                                       -------    -------
                                         275.8      241.6
                                       -------    -------
 Deferred tax liabilities:
  Property                              (163.9)    (168.3)
  Prepaid pension costs                 (135.0)    (138.2)
  Inventory                              (49.7)     (51.1)
  Investments in unconsolidated
   affiliates                            (45.7)     (31.2)
  Cumulative translation
   adjustments                           (27.0)     (28.8)
                                       -------    -------
                                        (421.3)    (417.6)
                                       -------    -------
 Net deferred tax liability            $(145.5)   $(176.0)
                                       -------    -------
                                       -------    -------


Note G - EMPLOYEE PENSION AND BENEFIT PLANS

U.S. AND CANADIAN RETIREMENT PLANS
(the "Plans")

The Company maintains defined benefit, non-contributory pension plans for substantially all of its U.S. and Canadian employees not participating in multi-employer pension plans. Benefits are generally based upon years of service, age at retirement date, and employee's compensation during the last years of employment. The Company's funding policy is to contribute annually the amount necessary to satisfy the statutory funding standards. Through year-end 1993, the assets of the U.S. Plan have exceeded its actuarially determined liabilities by such amounts that the U.S. Plan was considered fully funded for purposes of contribution requirements. Accordingly, no Company contributions were made to the U.S. Plan during the last three years. In 1993, the Company contributed $1.2 million to the Canadian Plan. No contributions were made to the Canadian Plan in 1992 and 1991. Assets of the Plans are primarily composed of equity and interest-bearing securities.

  Actuarial assumptions used to determine year-end plan status were as follows:

                               1993     1992     1991
                               ----     ----     ----
Weighted average assumed
 discount rate used to
 determine the projected
 benefit obligation:
   U.S. Plan                   7.0%     8.5%      8.5%
   Canadian Plan               7.5%     8.5%      8.5%
   Combined weighted
    average rate               7.1%     8.5%      8.5%
Assumed rate of
 compensation increase         5.5%     6.0%      7.0%

  The assumed long-term rate of return on Plan assets was 8.0% as of year-end 1993, 9.0% during 1993, 1992 and the second half of 1991, and 8.0% during the first half of 1991.

  Net pension plan (expense) income consisted of the following (in millions):

                             1993       1992      1991
                             ----       ----      ----
Return on plan assets:
 Actual return, gain          $198.9    $ 41.2    $121.8
 Deferred (gain) loss         (114.4)     44.0     (44.4)
                             -------    ------    ------
 Actuarial assumed return       84.5      85.2      77.4
Service cost                   (36.8)    (32.6)    (32.1)
Interest cost on projected
 benefit obligations           (45.9)    (44.7)    (42.9)
Net amortization                (2.2)     (3.3)     (4.3)
                             -------    ------    ------
Net pension plan (expense)
 income recognized in
 consolidated statements
 of income                    $ (0.4)   $  4.6    $ (1.9)
                             -------    ------    ------
                             -------    ------    ------

  The funded status of the Plans at year-end was as follows (in millions):

                                              1993      1992
                                              ----      ----
Fair value of assets at year-end            $1,139.4   $982.3
                                            --------   ------
 Actuarially determined present value of:
  Vested benefit obligations                   612.4    481.1
  Nonvested benefit obligations                  9.0      8.5
                                            --------   ------
  Accumulated benefit obligations              621.4    489.6
  Additional amounts related to
   projected compensation increases            100.0     87.8
                                            --------   ------
  Projected benefit obligations                721.4    577.4
                                            --------   ------
Fair value of assets in excess of projected
 benefit obligations                           418.0    404.9
Adjustment for difference in book and
 tax basis of assets                          (167.1)  (173.8)
Unamortized prior service costs
 resulting from improved Plan benefits          61.8     63.1
Unrecognized net (gain) loss from
 actuarial experience which has not been
 recognized in the consolidated
 financial statements                           (5.6)    12.1
                                            --------   ------
Prepaid pension costs                       $  307.1   $306.3
                                            --------   ------
                                            --------   ------

MULTI-EMPLOYER PENSION PLANS

The Company participates in various multi-employer pension plans, covering virtually all Company employees not covered under the Company's non-contributory pension plans, pursuant to agreements between the Company and employee bargaining units which are members of such plans. These plans are generally defined benefit plans; however, in many cases, specific benefit levels are not negotiated with or known by the employer-contributors. Contributions of $70 million, $100 million, and $93 million were made and charged to income in 1993, 1992, and 1991, respectively.

  Under U.S. legislation regarding such pension plans, a company is required to continue funding its proportionate share of a plan's unfunded vested benefits in the event of withdrawal (as defined by the legislation) from a plan or plan termination. Safeway participates in a number of these pension plans, and the potential obligation as a participant in these plans may be significant. The information required to determine the total amount of this contingent obligation, as well as the total amount of accumulated benefits and net assets of such plans, is not readily available. During 1988 and 1987, the Company sold certain operations. In most cases the party acquiring the operation agreed to continue making contributions to the plans. Safeway is relieved of the obligations related to these sold operations to the extent the acquiring parties continue to make contributions. Whether such sales could result in withdrawal under ERISA and, if so, whether such withdrawals could result in liability to the Company, is not determinable at this time. In 1993, Safeway settled a claim by the Central States, Southeast and Southwest Pension Fund in connection with an alleged withdrawal related to sold operations. This settlement did not have a significant impact on the consolidated financial statements.

SENIOR EXECUTIVE SUPPLEMENTAL BENEFIT PLAN

The Senior Executive Supplemental Benefit Plan (the "SESBP") provides death benefits and supplemental income payments after retirement for senior executives. The Company recognized expense of $7.8 million in 1993, $6.4 million in 1992, and $6.1 million in 1991. The aggregate projected benefit obligation of the SESBP was approximately $45.4 million at year-end 1993 and $45.5 million at year-end 1992.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

In addition to pension and SESBP benefits, the Company sponsors postretirement plans that provide medical and life insurance benefits to certain salaried employees. Retirees share a portion of the cost of the postretirement medical plans. Safeway pays all of the cost of the life insurance plans. The plans are not funded.

  In 1992, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," which requires accrual of the expected cost of such postretirement benefits during employee service periods. The cumulative effect of adoption was $10.5 million ($0.09 per share). At year-end 1993 and 1992, the Company's accumulated postretirement benefit obligation ("APBO") was $26.9 million and $26.4 million. The APBO represents the actuarial present value of benefits expected to be paid after retirement that are attributed to past service for plan participants. Postretirement expense was $2.8 million in 1993 and 1992 and, on a cash basis, was $3.9 million in 1991.

  The significant assumptions used to determine the periodic postretirement benefit expense and the APBO were as follows:

                                        1993     1992
                                        ----     ----
Discount rate                           7.0%     8.5%
Rate of salary increase                 5.5%     7.0%

  A 14% annual rate of increase in the per capita cost of postretirement medical benefits was assumed for 1994. The rate was assumed to decrease gradually to 6% for 2006 and remain at that level thereafter. If the health care cost trend rate assumptions were increased by 1% in each year, the APBO as of year-end 1993 would increase $1.1 million, and the net periodic postretirement benefit expense for 1993 would increase $0.2 million. Retiree contributions have historically been adjusted when plan costs increase. The APBO for the medical plans anticipates future cost-sharing changes to the written plan that are consistent with the Company's past practice.

Note H - COMMITMENTS AND CONTINGENCIES

LEGAL MATTERS

In July 1988, there was a major fire at the Company's dry grocery warehouse in Richmond, California. Through January 12, 1994, approximately 123,000 claims for personal injury and property damage arising from the fire had been settled for approximately $117 million. The Company's loss as a result of the fire damage to its property and settlement of the above claims was substantially covered by insurance.

  As of January 12, 1994, there were still pending approximately 5,200 claims against the Company for personal injury (including punitive damages) and approximately 2,500 separate claims against the Company for property damage arising from the smoke, ash and embers generated by the fire. A substantial percentage of these claims have been asserted in lawsuits against the Company filed in the Superior Court for Alameda County, California. While no persons died or were injured in the fire itself, the claims include wrongful death actions based on the grounds that pre-existing health conditions were aggravated by smoke, ash or embers from the fire. There can be no assurance that the pending claims will be settled or otherwise disposed of on the same terms as the cases settled to date. Safeway has additional insurance which it believes will be sufficient and available for resolution of any remaining claims. The insurance carrier has asserted that its liability policy does not cover third-party claims because of the policy's pollution exclusion and the notice provisions contained in the exclusion. The Company sued in the Federal District Court for the Northern District of California against that insurer to establish coverage, and named its insurance broker as an additional defendant, alleging negligence on the part of the broker should the court determine that insurance coverage does not exist. On August 9, 1993, the Federal District Court for the Northern District of California issued an order in the suit filed by the Company against the insurance carrier. The order granted the insurance carrier's motions to compel arbitration and stay the suit until completion of arbitration and, on that basis, denied the Company's motion for summary judgment. The coverage dispute is the subject of a pending arbitration proceeding between the Company and the insurance carrier. The action against the broker in the Federal District Court for the Northern District of California is stayed, pending completion of the arbitration.

  In November 1991, the first of two purported class action employment discrimination suits was filed against the Company in the Federal District Court for the Northern District of California. Both complaints, which are now pending in the Eastern District of California, were filed by certain female retail store employees in Northern California who claim to represent a class of past, present and future female employees who allegedly were denied employment opportunities because of their sex in violation of federal and California law. Both complaints seek unspecified monetary damages and injunctive relief.

  In July 1993, discovery and other pretrial activities in the cases were suspended while the parties conducted settlement discussions. Those discussions are ongoing, but no assurance can be given that a settlement agreement will be reached by the parties or approved by the Court. In the event the settlement discussions do not result in a Court-approved agreement, the Company intends to continue to defend vigorously these cases on the merits.

  There are also pending against the Company various claims and lawsuits arising in the normal course of business, some of which seek damages and other relief which, if granted, would require very large expenditures.

  It is management's opinion that although the amount of liability with respect to all of the above matters cannot be ascertained at this time, any resulting liability, including any punitive damages, will not have a material adverse effect on the Company's consolidated financial position.

APPLE TREE CHARGE

In 1991, Safeway recorded a $115 million charge to operating profit in connection with the bankruptcy of AppleTree Markets, Inc. In 1987, Safeway assigned a significant number of leases to AppleTree as part of the sale of the Company's former Houston division. In January 1992, AppleTree filed for Chapter 11 bankruptcy protection to restructure its senior and subordinated debt. In October 1992, AppleTree emerged from bankruptcy with a plan of reorganization which, among other things, included the rejection of certain leases for which Safeway is liable. Safeway may also remain liable for AppleTree's remaining leases in the event that AppleTree is unable to continue making those rental payments. The $115 million charge in 1991 was an estimate of the eventual net lease and related cash payments which Safeway expected to make over a period of up to 16 years. The reserve is considered adequate to cover all known and probable liabilities associated with AppleTree. Safeway has reviewed its contingent obligations with respect to other divested operations, and, although the aggregate amount of assigned leases is large, the Company expects that any similar losses would not be material to Safeway's consolidated financial position.

COMMITMENTS

The Company has commitments under contracts for the purchase of property and equipment and for the construction of buildings. Portions of such contracts not completed at year-end are not reflected in the consolidated financial statements. These unrecorded commitments were approximately $30.5 million at year-end 1993.

Note I - INVESTMENTS IN AFFILIATES

Investments in affiliates consists of a 35% interest in Vons, which operates more than 350 grocery stores located mostly in southern California, and a 49% interest in Casa Ley, which operates 54 stores in western Mexico.

  At year-end 1993, the Company owned 15.1 million common shares, or approximately 35% of total Vons shares outstanding. As of year-end 1993 and 1992, the Company's recorded investment in Vons was $225.3 million and $212.4 million, including goodwill of $48.3 million and $49.6 million, respectively, which is being amortized over 40 years. At year-end 1993, the aggregate market value quoted on the New York Stock Exchange of Safeway's shares of Vons stock was $242.0 million. The Company's standstill agreement with Vons, which, among other things, limited the Company's ability to buy Vons common stock, expired in August 1993.

  Summarized financial information derived from Vons' financial reports to the Securities and Exchange Commission was as follows (in millions):

                                   October 10,  October 4,
Financial Position                    1993         1992
- ------------------                 -----------  ----------
Current assets                     $  477.6     $  438.6
Property and capital leases, net    1,149.1        907.5
Other assets                          561.3        576.0
                                   --------     --------
Total assets                       $2,188.0     $1,922.1
                                   --------     --------
                                   --------     --------
Current liabilities                $  496.6     $  544.0
Long-term obligations               1,185.4        858.3
Shareholders' equity                  506.0        519.8
                                   --------     --------
Total liabilities and
 shareholders' equity              $2,188.0     $1,922.1
                                   --------     --------
                                   --------     --------



                      53 Weeks Ended  52 Weeks Ended   52 Weeks Ended
                        October 10,     October 4,       October 6,
Results of Operations     1993            1992             1991
- --------------------- --------------  --------------   --------------
Sales                 $ 5,263.6       $ 5,475.5        $ 5,372.5
Cost of sales and
 other expenses        (5,221.9)       (5,402.4)        (5,308.2)
                      ---------       ---------        ---------
Income before
 extraordinary item
 and effect of
 accounting changes        41.7            73.1             64.3
Extraordinary item         (1.5)          (16.1)            33.5
                      ---------       ---------        ---------
Income before
 effect of
 accounting changes   $    40.2       $    57.0        $    97.8
                      ---------       ---------        ---------
                      ---------       ---------        ---------


  Safeway's equity in Vons' income before the effect of accounting changes was $12.9 million, $18.6 million and $32.2 million in 1993, 1992, and 1991, respectively. The Company records its equity in Vons' net income on a one-quarter delay basis. In addition to lower operating income, Vons reported a restructuring charge which decreased Safeway's equity in Vons' earnings by $11.7 million in 1993. According to Vons, this restructuring charge included anticipated expenses associated with a program to close under-performing stores, convert selected locations to other store types, reduce work force, and improve cost structure. For the 53-week period ended October 10, 1993, and the 52-week period ended October 4, 1992, Vons reported extraordinary losses of $1.5 million and $16.1 million, respectively, from debt refinancing. For the comparable period of 1991, Vons reported that net income included a net extraordinary gain of $33.5 million primarily from the utilization of net operating loss carryforwards.

  In 1992, Vons adopted SFAS No. 109, "Accounting for Income Taxes," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions." The $55.1 million effect of these accounting changes is not reflected in the summarized financial information presented above. Safeway's share of Vons' accounting changes is included in the cumulative effect of accounting changes in the Company's Consolidated Statements of Income (Note A). In 1991, Vons issued 4.5 million new common shares which resulted in a pre-tax gain to Safeway of $27.4 million.

  Casa Ley had total assets of $365.5 million and $294.5 million as of September 30, 1993 and 1992, respectively, based on financial information provided by Casa Ley. Sales and net income were $925.8 million and $39.5 million, respectively, for the 12 months ended September 30, 1993, and $752.7 million and $33.8 million for the 12 months ended September 30, 1992.

Note J - RELATED PARTY TRANSACTIONS

KKR provides management, consulting and financial services to the Company for an annual fee. Such services include, but are not necessarily limited to, advice and assistance concerning any and all aspects of the operation, planning and financing of the Company. Payments for management fees, special services and reimbursement of expenses were $907,000, $826,000, and $788,000 in 1993, 1992, and 1991, respectively.

  The Company holds an 80% interest in Property Development Associates ("PDA"), a partnership formed in 1987 with a company controlled by an affiliate of KKR, to purchase, manage and dispose of certain Safeway facilities, primarily those which are no longer used in the retail grocery business. The financial statements of PDA are consolidated with those of the Company and the minority interest of $19.3 million and $14.5 million at year-end 1993 and 1992 is included in accrued claims and other liabilities in the accompanying consolidated balance sheet. During 1993, the Company contributed to PDA seven properties no longer used in its retail grocery business which had an aggregate net book value of $2.5 million. In 1992, the Company contributed three such properties having a net book value of $0.9 million to PDA. Safeway paid PDA $2.0 million in 1993 and $1.5 million in both 1992 and 1991 for reimbursement of expenses related to management and real estate services provided by PDA. No gains or losses were recognized on these transactions.

Note K - FINANCIAL INFORMATION BY GEOGRAPHIC AREA

                                            United
(In millions)                               States        Canada      Total
- -------------                               ------        ------      -----
1993:
  Sales                                 $ 11,756.0     $ 3,458.5   $15,214.5
  Gross profit                             3,327.3         803.8     4,131.1
  Operating profit                           436.3           5.2       441.5
  Income (loss) before income taxes          252.3         (36.0)      216.3
  Net working capital (deficit)             (313.9)         66.5      (247.4)
  Total assets                             4,084.0         990.7     5,074.7
  Net assets                                 169.1         213.8       382.9


1992:
  Sales                                 $ 11,547.1     $ 3,604.8   $15,151.9
  Gross profit                             3,237.3         927.2     4,164.5
  Operating profit                           330.1         111.5       441.6
  Income before income
    taxes, extraordinary
    loss and cumulative effect
    of accounting changes                    137.3          60.1       197.4
  Net working capital (deficit)              (99.6)        126.9        27.3
  Total assets                             4,177.5       1,048.3     5,225.8
  Net assets                                  12.8         230.3       243.1

1991:
  Sales                                 $ 11,333.0     $ 3,786.2  $ 15,119.2
  Gross profit                             3,168.9         936.7     4,105.6
  Operating profit                           305.2         128.1       433.3
  Income before income taxes and
    extraordinary loss                        93.1          73.1       166.2
  Net working capital (deficit)              (54.6)        136.8        82.2
  Total assets                             4,014.9       1,155.8     5,170.7
  Net assets                                   2.2         212.2       214.4


Note L - QUARTERLY INFORMATION (UNAUDITED)

                                                                    Last         Third         Second       First
(In millions, except per share amounts)                  Year     16 Weeks      12 Weeks      12 Weeks     12 Weeks
- ---------------------------------------               ---------   --------      --------      --------     --------
1993:
Sales                                                 $15,214.5   $4,701.6      $3,558.9      $3,549.4     $3,404.6
Gross profit                                            4,131.1    1,278.7         966.9         959.8        925.7
Operating profit                                          441.5      161.3         121.1         116.8         42.3
Income (loss) before income taxes                         216.3       82.2          74.0          63.2         (3.1)
Net income (loss)                                         123.3       46.9          42.1          36.0         (1.7)

Income (loss) per common share and common
  share equivalent:
    Primary                                           $    1.02   $   0.38      $   0.35      $   0.30    $   (0.02)
    Fully diluted                                          1.00       0.38          0.34          0.30        (0.02)
Price range, New York Stock Exchange                  $  11 3/8   $ 18 1/8      $ 14 7/8      $ 13 1/2    $  11 3/8
                                                      to 22 1/2  to 22 1/2     to 19 1/8     to 16 3/8    to 14 1/8

                                                                    Last         Third         Second       First
                                                         Year     17 Weeks      12 Weeks      12 Weeks     12 Weeks
                                                      ---------   --------      --------      --------     --------
1992:
Sales                                                 $15,151.9   $4,849.7      $3,455.5      $3,450.8     $3,395.9
Gross profit                                            4,164.5    1,342.0         942.2         950.4        929.9
Operating profit                                          441.6      119.9          98.8         120.5        102.4
Income before income taxes, extraordinary loss
  and cumulative effect of accounting changes             197.4       46.5          43.8          64.3         42.8
Extraordinary loss                                        (27.8)         -            -              -        (27.8)
Cumulative effect of accounting changes                   (27.1)         -            -              -        (27.1)
Net income (loss)                                          43.5       22.2         20.0           33.3        (32.0)

Income per common share and common
  share equivalent (primary and fully diluted):
    Income before extraordinary loss and
      cumulative effect of accounting changes         $    0.83   $   0.19      $   0.17      $   0.28     $   0.19
    Extraordinary loss                                    (0.23)         -             -             -        (0.23)
    Cumulative effect of accounting changes               (0.23)         -             -             -        (0.23)
                                                      ---------   --------      --------      --------     --------
    Net income (loss)                                 $    0.37   $   0.19      $   0.17      $   0.28     $  (0.27)
                                                      ---------   --------      --------      --------     --------
                                                      ---------   --------      --------      --------     --------
Price range, New York Stock Exchange                  $      10   $     10      $ 10 1/2      $ 11 3/4     $ 16 3/4
                                                      to 20 1/8   to 15 1/8     to 13 3/8     to 16 5/8    to 20 1/8


CONSOLIDATED FINANCIAL STATEMENT SCHEDULES
Safeway Inc. and Subsidiaries

SHORT-TERM BORROWINGS
(Dollars in millions)

                                                                                  Average        Weighted
                                                                    Maximum        Amount         Average
                                                      Weighted      Amount       Outstanding    Interest Rate
                                                      Average     Outstanding      During          During
Category of Aggregate                     Year-End    Rate at       During        the Year        the Year
Short-term Borrowings                     Balance     Year-end     the Year       (Note 1)        (Note 2)
- ---------------------                     --------    --------    -----------    -----------    -------------
1993
Money market facility                     $34.0       3.42%       $46.0          $ 3.8          3.40%
Bankers acceptances                           -          -         18.8            4.4          3.82

1992
Money market facility                     $10.0       3.75%       $45.0          $10.7          4.04%
Bankers acceptances                         8.9       3.93         45.0           23.6          4.19

1991
Money market facility                     $25.0       5.05%       $25.0          $ 0.8          5.08%
Bankers acceptances                        34.8       5.25         35.0            0.6          5.26


Note 1. Average amount outstanding during the period was computed by dividing the total of daily outstanding principal balances by the number of days in the fiscal period.

Note 2. Weighted average interest rate during the period was computed by dividing the actual short-term interest expense by the average amount outstanding during the period as described in Note 1.

Safeway Inc. and Subsidiaries
Property, Plant and Equipment
(In millions)

                                                                                          Other
                               Balance at                                 Exchange       Changes         Balance
                               Beginning       Additions    Retirements     Rate       Add (Deduct)     at End of
Classification                 of Period        at Cost      or Sales      Effects       (Note 1)         Period
- --------------                 ----------      ---------    -----------   --------     ------------     ---------
1993

Land                           $  384.1        $   27.3     $  (23.4)     $  (2.8)     $  (0.5)         $   384.7
Buildings                         968.4            61.3        (26.0)        (5.8)        11.7            1,009.6
Leasehold improvements            807.2            29.7        (35.9)        (2.5)        (7.0)             791.5
Fixtures and equipment          1,668.7           134.5        (83.4)        (8.7)           -            1,711.1
Property under capital leases     310.4            20.3        (16.3)        (1.1)        (2.9)             310.4
                               --------       ---------     --------      -------      -------          ---------
                               $4,138.8        $  273.1     $ (185.0)     $ (20.9)     $   1.3          $ 4,207.3
                               --------       ---------     --------      -------      -------          ---------
                               --------       ---------     --------      -------      -------          ---------


1992
Land                           $  370.5        $   34.3    $  (12.0)      $ (11.4)     $   2.7          $   384.1
Buildings                         870.3           135.2       (30.0)        (21.5)        14.4              968.4
Leasehold improvements            793.0            57.7       (15.1)        (10.4)       (18.0)             807.2
Fixtures and equipment          1,507.7           256.8       (61.4)        (34.4)           -            1,668.7
Property under capital leases     322.5             5.7        (8.8)         (4.2)        (4.8)             310.4
                               --------       ---------     --------      -------      -------          ---------
                               $3,864.0        $  489.7    $ (127.3)      $ (81.9)     $  (5.7)         $ 4,138.8
                               --------       ---------     --------      -------      -------          ---------
                               --------       ---------     --------      -------      -------          ---------

1991
Land                           $  288.7        $   61.9    $   (2.1)      $  (0.4)     $  22.4          $   370.5
Buildings                         624.3           202.3        (3.5)         (0.5)        47.7              870.3
Leasehold improvements            769.1            68.0       (14.6)          0.2        (29.7)             793.0
Fixtures and equipment          1,273.3           266.3       (31.7)         (0.2)           -            1,507.7
Property under capital leases     331.9            11.2       (10.2)            -        (10.4)             322.5
                               --------       ---------     --------      -------      -------          ---------
                               $3,287.3        $  609.7    $  (62.1)      $  (0.9)     $  30.0          $ 3,864.0
                               --------       ---------     --------      -------      -------          ---------
                               --------       ---------     --------      -------      -------          ---------


Note 1. Amounts include reclassifications and transfers.

Accumulated Depreciation and Amortization of Property, Plant and Equipment (In millions)


                                                                                          Other
                               Balance at                                 Exchange       Changes         Balance
                               Beginning       Additions    Retirements     Rate       Add (Deduct)     at End of
Classification                 of Period        at Cost      or Sales      Effects       (Note 1)         Period
- --------------                 ----------      ---------    -----------   --------     ------------     ---------

1993
Buildings                      $   247.3       $  62.7      $   (9.5)     $ (1.7)       $  4.6          $   303.4
Leasehold improvements             259.2          51.3         (14.5)       (1.1)         (4.3)             290.6
Fixtures and equipment             794.3         183.3         (67.8)       (4.7)            -              905.1
Property under capital leases      140.9          22.3         (13.2)       (0.4)         (1.5)             148.1
                                --------     ---------      --------      ------        ------          ---------
                               $ 1,441.7       $ 319.6      $ (105.0)     $ (7.9)       $ (1.2)         $ 1,647.2
                                --------     ---------      --------      ------        ------          ---------
                                --------     ---------      --------      ------        ------          ---------


1992
Buildings                      $   199.2       $  59.9     $  (11.1)      $ (5.5)       $  4.8          $   247.3
Leasehold improvements             223.3          49.9         (4.1)        (3.8)         (6.1)             259.2
Fixtures and equipment             688.2         174.6        (51.3)       (17.2)            -              794.3
Property under capital leases      128.8          23.2         (7.1)        (1.5)         (2.5)             140.9
                                --------     ---------      --------      ------        ------          ---------
                               $ 1,239.5       $ 307.6     $  (73.6)      $(28.0)       $ (3.8)         $ 1,441.7
                                --------     ---------      --------      ------        ------          ---------
                                --------     ---------      --------      ------        ------          ---------

1991
Buildings                      $   140.3       $  47.2     $   (1.4)      $    -        $ 13.1          $   199.2
Leasehold improvements             186.8          50.5         (5.7)           -          (8.3)             223.3
Fixtures and equipment             549.1         163.1        (24.1)        (0.1)          0.2              688.2
Property under capital leases      115.8          24.5         (7.4)           -          (4.1)             128.8
                                --------     ---------      --------      ------        ------          ---------
                               $   992.0       $ 285.3     $  (38.6)      $ (0.1)       $  0.9          $ 1,239.5
                                --------     ---------      --------      ------        ------          ---------
                                --------     ---------      --------      ------        ------          ---------


Note 1. Amounts include reclassifications and transfers.

COMPUTATION OF EARNING PER SHARE AND COMMON SHARE EQUIVALENT
Safeway Inc. and Subsidiaries


                                                   1993                   1992                  1991
                                             -----------------     ------------------    -----------------
                                             Fully                  Fully                  Fully
(In millions, except per-share amounts)     Diluted    Primary     Diluted    Primary     Diluted   Primary
- ---------------------------------------     -------    -------     -------    -------     -------   -------
Income before extraordinary loss and
  cumulative effect of accounting changes   $ 123.3    $ 123.3     $  98.4    $  98.4     $  79.0   $  79.0
Extraordinary loss                                -          -       (27.8)     (27.8)      (24.1)    (24.1)
Cumulative effect of accounting changes           -          -       (27.1)     (27.1)          -         -
                                            -------    -------     -------    -------     -------   -------
Net income                                  $ 123.3    $ 123.3     $  43.5    $  43.5     $  54.9   $  54.9
                                            -------    -------     -------    -------     -------   -------
                                            -------    -------     -------    -------     -------   -------
Weighted average common shares outstanding    101.5       99.6        98.8       98.6        92.6      92.0
Common share equivalents                       21.9       21.4        20.2       20.4        22.6      22.9
                                            -------    -------     -------    -------     -------   -------
Weighted average common shares and
  common share equivalents                    123.4      121.0       119.0      119.0       115.2     114.9
                                            -------    -------     -------    -------     -------   -------
                                            -------    -------     -------    -------     -------   -------
Earnings per common share and common
  share equivalent:
   Income before extraordinary loss
    and cumulative effect of accounting
    changes                                 $  1.00    $  1.02     $  0.83    $  0.83     $  0.69   $  0.69
   Extraordinary loss                             -          -       (0.23)     (0.23)      (0.21)    (0.21)
   Cumulative effect of accounting changes        -          -       (0.23)     (0.23)          -         -
                                            -------    -------     -------    -------     -------   -------
   Net income                               $  1.00    $  1.02     $  0.37     $ 0.37     $  0.48   $  0.48
                                            -------    -------     -------    -------     -------   -------
                                            -------    -------     -------    -------     -------   -------
Calculation of common share equivalents:
   Options and warrants to purchase
     common shares                             29.4       30.2        28.0       28.2        29.1      29.5
   Common shares assumed purchased
    with potential proceeds                    (7.5)      (8.8)       (7.8)      (7.8)       (6.5)     (6.6)
                                            -------    -------     -------    -------     -------   -------
   Common share equivalents                    21.9       21.4        20.2       20.4        22.6      22.9
                                            -------    -------     -------    -------     -------   -------
                                            -------    -------     -------    -------     -------   -------
Calculation of common shares assumed
  purchased with potential proceeds:
    Potential proceeds from exercise of
      options and warrants to purchase
      common shares                         $ 157.2    $ 146.5     $ 110.6     $111.5     $ 117.0   $ 118.4
    Common stock price used under the
      treasury stock method                $  21.25    $ 16.60     $ 14.26     $14.26     $ 18.00   $ 17.83
    Common shares assumed purchased
      with potential proceeds                   7.5        8.8         7.8        7.8         6.5       6.6


INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders of Safeway Inc.:

We have audited the accompanying consolidated balance sheets of Safeway Inc. and subsidiaries as of January 1, 1994 and January 2, 1993, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three fiscal years in the period ended January 1, 1994. Our audits also included the consolidated financial statement schedules appearing on pages 37 through 40. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Safeway Inc. and subsidiaries at January 1, 1994 and January 2, 1993, and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 1, 1994 in conformity with generally accepted accounting principles. Also, in our opinion, such consolidated financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information shown therein.

  As discussed in Note A to the consolidated financial statements, during the fiscal year ended January 2, 1993, the Company changed its methods of accounting for postretirement and postemployment benefits, and an unconsolidated equity method affiliate of the Company changed its methods of accounting for postretirement benefits and income taxes.



/s/ DELOITTE & TOUCHE
Oakland, California
February 21, 1994

                            APPENDIX TO EXHIBIT 13.1
                        GRAPHIC PRESENTATION OF MATERIAL


         The following graphs in the Company's 1993 Annual Report to Stockholders are incorporated by reference in Item 7, Management's Discussion and Analysis of Financial Condition and Results of
         Operations:

         On page 13 under the section "Financial Review" is a pie graph entitled "1993 Portions of the Sales Dollar" depicting the following :

                 Cost of Goods Sold                         72.8%
                 Operating and Administrative               24.3%
                 Operating Profit                            2.9%

         This graph accompanies the subsection entitled "Sales."

         On page 14 under the section "Financial Review" is a bar graph entitled "Interest Expense" which shows interest expense (in millions) as follows:

                          1991                      $355.4
                          1992                       290.4
                          1993                       265.5

         The graph has an initial value of $100 million, and accompanies the subsection entitled "Interest Expense"