Form 10-K, Exhibit 13
period 1994-12-31
SAFEWAY INC
filed 1995-03-23
CIK 86144

                                                                   EXHIBIT 13.1


COMPANY IN REVIEW

Safeway Inc. ("Safeway" or the "Company") was founded in 1926 and is one of the world's largest food retailers, operating 1,062 stores in the United States and Canada. U.S. retail operations are located in northern California, Oregon, Washington, and the Rocky Mountain, Southwest, and Mid-Atlantic regions. Canadian retail operations are located principally in British Columbia, Alberta, Saskatchewan, and Manitoba. Safeway believes that it is among the market share leaders in each of its nine operating areas. Management of the retail operations is largely decentralized to encourage local autonomy in responding to consumer demands within the Company's diverse markets. In support of these operations, Safeway has an extensive network of distribution, manufacturing, and food processing facilities.

    In addition to stores operated under the Safeway name, the Company has ownership interests in two other retail companies. Safeway holds a 35% interest in The Vons Companies, Inc. ("Vons"), which operates 336 grocery stores located mostly in southern California, and a 49% interest in a privately held company, Casa Ley, S.A. de C.V. ("Casa Ley"), which operates 70 stores in western Mexico.

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

    Safeway continues to operate a number of smaller stores which offer an extensive selection of food and general merchandise, and generally include one or more specialty departments. These stores remain an important part of the Company's store network in smaller communities and certain other locations where larger stores may not be appropriate.

    Stores opened in 1994 averaged 54,000 square feet. The following table summarizes by size Safeway's stores at year-end 1994:


- --------------------------------------------------------
                                 Number of   Percent of
                                  Stores        Total
- --------------------------------------------------------
 Less than 30,000 square feet         324        31%
 30,000 to 50,000                     584        55
 More than 50,000                     154        14
                                    ----------------
 Total stores                       1,062       100%
                                    ================


Store Ownership

At year-end 1994, Safeway owned one-third and leased two-thirds of its stores. In recent years, the Company has preferred ownership because it provides control and flexibility with respect to financing terms, remodeling, expansions, and closures.

Merchandising

Safeway's merchandising strategy is to provide maximum value to its customers by maintaining high store standards and offering high quality products at competitive prices.

- - The Company has intensified its efforts to elevate store standards and provide friendly, helpful customer service. Safeway has reallocated time and resources to improve in-stock conditions, enhance the presentation of perishable merchandise, and provide faster, more efficient checkout. Debit/credit card and check authorization systems have been installed for customer convenience and to speed up checkout. Specialty departments and special services, including video tape rentals, photo processing counters, in-store automatic teller machines, and bank branches provide one-stop shopping for today's busy shopper.

- - During the last two years, Safeway introduced a line of approximately 350 new premium private label products under the banner, "Safeway SELECT." These new products include soft drinks, pastas and pasta sauces, salsa, pet foods, whole bean coffee, cookies, and ice cream. In addition, the new Safeway SELECT Enlighten brand offers items such as no-fat salad dressings and low sodium, single-serving, quick lunches. Safeway SELECT offers today's value-conscious consumers premium quality products at prices lower than comparable national brands. The Company plans to introduce many more Safeway SELECT items over the next few years.

- - Safeway offers high quality perishables in the produce, meat, dairy, seafood, bakery, and delicatessen departments. There is an effort to tailor merchandise selection to the neighborhood served by each store. The Company continually refines its merchandising strategies to identify and accommodate changing demographics, lifestyles, and product preferences of its customers.

- - The Company offers competitive prices for today's value-conscious consumers, and features a line of Valu Pack merchandise which includes more than 100 of the large-size products most frequently purchased at membership club stores.

                  MANUFACTURING AND WHOLESALE OPERATIONS

The principal function of manufacturing operations is to purchase, manufacture, and process private label merchandise sold in Safeway stores under such well-known and respected brand names as Lucerne, Mrs. Wright's, and the Safeway SELECT line of products.

    During 1994, Safeway began a review to identify manufacturing operations which do not provide acceptable returns. This review resulted in the closure of six plants during 1994 and a reorganization of the manufacturing division administrative office. The ongoing review of all remaining manufacturing operations is expected to result in additional plant closures.

    Safeway's Canadian subsidiary has a wholesale operation which distributes both national brands and private label products to independent grocery stores and institutional customers.

      Safeway operated the following manufacturing and processing facilities at year-end 1994:

- --------------------------------------------------------
                                           U.S.   Canada
- --------------------------------------------------------
   Milk plants                              7        3
   Bread baking plants                      5        2
   Ice cream plants                         4        3
   Cheese packaging plants                  2        1
   Soft drink bottling plants               4       --
   Fruit and vegetable processing plants    2        4
   Other food processing plants             6        4
   Pet food plant                           1       --
                                           -----------
   Total                                   31       17
                                           ===========




     In addition, the Company operates laboratory facilities for quality assurance and research and development in certain of its plants and at its U.S. manufacturing headquarters in Walnut Creek, California.

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

    The table below reconciles cash paid for property additions reflected in the Consolidated Statements of Cash Flows to a broader definition of capital expenditures (dollars in millions):

- ----------------------------------------------------------------
                                       1994      1993      1992
- ----------------------------------------------------------------
 Cash paid for
   property additions                 $339.9    $245.3    $483.6
 Less: Purchases of
        previously leased
        properties                     (54.5)    (21.4)     (9.9)
 Plus: Present value of all
        lease obligations incurred      55.5      58.8      79.3
       Mortgage notes assumed
        in property acquisitions        11.3       7.5       0.4
                                      --------------------------
 Total capital expenditures           $352.2    $290.2    $553.4
                                      ==========================
 Capital expenditures as
   a percent of sales                   2.3%      1.9%     3.7%
                                      ==========================
 New stores opened                        20        14       35
                                      ==========================
 Stores closed or sold*                   36        39       49
                                      ==========================
 Remodels                                 71        45       63
                                      ==========================
 Total retail square footage
   (in millions)                        39.5      39.4     39.7
                                      ==========================


* Includes 15 stores sold to Farm Fresh, Inc. in 1993

    Safeway scaled back its capital expenditure program in 1993 in order to focus on near-term operating challenges, as well as to develop ways to enhance the quality and lower the costs of projects. During 1994, improved operations and lower project costs improved the quality of capital projects and allowed Safeway to increase capital expenditures to $352 million from $290 million in 1993. During 1994, Safeway opened 20 new stores and completed 71 remodels. The Company plans to invest in excess of $400 million for capital expenditures in 1995 while opening 25 to 30 new stores and completing 90 to 100 remodels. Safeway expects to increase its level of capital expenditures gradually over time.

    Management regularly reviews the performance of individual stores on the basis of a variety of economic factors. Upon the decision to close a store, the Company accrues estimated future losses, if any, which may include lease payments or other costs of holding the facility, net of estimated future income. At year-end 1994, Safeway had an accrued liability of $26.9 million for the anticipated future closure of 57 stores and $20.8 million for the anticipated future closure of manufacturing and administrative facilities.

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

FIVE-YEAR SUMMARY FINANCIAL INFORMATION
Safeway Inc. and Subsidiaries

- ------------------------------------------------------------------------------------------------------------------------
                                                        52 WEEKS      52 WEEKS     53 WEEKS      52 WEEKS      52 WEEKS
(Dollars in millions, except per-share amounts)           1994          1993         1992          1991          1990
- ------------------------------------------------------------------------------------------------------------------------
Results of Operations
Sales  ..........................................      $ 15,626.6    $ 15,214.5    $ 15,151.9    $ 15,119.2    $ 14,873.6
                                                       ==================================================================
Gross profit                                              4,250.0       4,083.4       4,106.4       4,059.1       3,903.0
Operating and administrative expenses                    (3,637.9)     (3,641.9)     (3,664.8)     (3,510.8)     (3,367.7)
AppleTree charge.................................              --           --             --        (115.0)           --
                                                       ------------------------------------------------------------------
Operating profit                                            612.1         441.5         441.6         433.3         535.3
Interest expense                                           (221.7)       (265.5)       (290.4)       (355.4)       (384.1)
Equity in earnings of unconsolidated affiliates              27.3          33.5          39.1          45.8          25.5
Gain on common stock offering by
   unconsolidated affiliate                                    --            --            --          27.4            --
Other income, net ...............................             6.4           6.8           7.1          15.1          18.0
                                                       ------------------------------------------------------------------
Income before income taxes,
   extraordinary loss and cumulative
   effect of accounting changes                             424.1         216.3         197.4         166.2         194.7

Income taxes ....................................          (173.9)        (93.0)        (99.0)        (87.2)       (107.6)
                                                       ------------------------------------------------------------------
Income before extraordinary loss and
   cumulative effect of accounting changes                  250.2         123.3          98.4          79.0          87.1
Extraordinary loss, net of tax benefit of
   $6.7, $17.1 and $14.9                                    (10.5)           --         (27.8)        (24.1)           --
Cumulative effect of accounting changes,
   net of tax benefit of $12.0 ..................              --            --         (27.1)           --            --
                                                       ------------------------------------------------------------------
Net income ......................................      $    239.7    $    123.3    $     43.5    $     54.9    $     87.1
                                                       ==================================================================
Earnings per common share and common
   share equivalent (fully diluted):
     Income before extraordinary loss and
       cumulative effect of accounting changes         $     2.02    $     1.00    $     0.83    $     0.69    $     0.91
     Extraordinary loss                                     (0.08)           --         (0.23)        (0.21)           --
     Cumulative effect of accounting changes ....              --            --         (0.23)           --            --
                                                       ------------------------------------------------------------------
     Net income .................................      $     1.94    $     1.00    $     0.37    $     0.48    $     0.91
                                                       ==================================================================
Financial Statistics

Gross profit margin                                          27.2%         26.8%         27.1%         26.8%         26.2%
Operating and administrative expenses
   as a percent of sales                                    23.28%        23.94%        24.19%        23.22%        22.64%
Operating profit margin                                       3.9%          2.9%          2.9%          2.9%          3.6%
Capital expenditures                                   $    352.2    $    290.2     $   553.4    $    635.0    $    489.6
Depreciation and amortization                               326.4         330.2         320.3         295.9         276.2
Total assets                                              5,022.1       5,074.7       5,225.8       5,170.7       4,739.1
Total debt                                                2,196.1       2,689.2       3,048.6       3,066.0       3,083.6
Stockholders' equity (deficit)                              643.8         382.9         243.1         214.4        (183.4)
Common shares outstanding at
   year-end (in millions)                                   104.8         101.5          98.8          97.7          79.3
Stockholders' equity (deficit) per common
   share outstanding at year-end                       $     6.14    $     3.77     $    2.46    $     2.19    $    (2.31)
Weighted average common shares and
   common share equivalents
   (fully diluted) (in millions)                            123.6         123.4         119.0         115.2          96.0

Other Statistics

Employees at year-end                                     110,000       105,900       104,900       110,100       114,500
Stores opened during the year                                  20            14            35            33            30
Stores closed or sold during the year                          36            39            49            37            26
Total stores at year-end                                    1,062         1,078         1,103         1,117         1,121
Total retail square footage at year-end (in millions)        39.5          39.4          39.7          38.9          38.2



                                                              FINANCIAL REVIEW

                             RESULTS OF OPERATIONS

Safeway's net income was $239.7 million ($1.94 per share) in 1994, $123.3 million ($1.00 per share) in 1993, and $43.5 million ($0.37 per share) in 1992. In 1994 and 1992, income before extraordinary items and the cumulative effect of accounting changes was $250.2 million ($2.02 per share) and $98.4 million ($0.83 per share). In 1993, severance paid for a voluntary employee buyout in Alberta, Canada reduced 1993 operating profit by $54.9 million and net income by $30.2 million ($0.24 per share).

Sales

Sales were $15.6 billion in 1994 (a 52-week year), and $15.2 billion in both 1993 (a 52-week year) and 1992 (a 53-week year). Safeway's same-store sales increased 4.4% in 1994 and 2.1% in 1993. In spite of low food price inflation, Safeway achieved sales growth in 1994 and 1993. The Company has simplified work methods in the stores, streamlined backstage operations, improved inventory management and achieved labor cost parity through competitive labor contracts signed in Alberta. Safeway continues to reinvest these fundamental cost savings into improved service and more competitive pricing.

Gross Profit

Gross profit represents the portion of sales revenue remaining after deducting the costs of inventory sold during the period, including purchase and distribution costs. In 1994, Safeway began classifying advertising expenses as cost of goods sold. Previously, advertising expenses were included in operating and administrative expenses. All prior periods have been reclassified to conform to the 1994 presentation.

     After reclassifying advertising expenses, gross profit was 27.2% of sales in 1994, compared to 26.8% in 1993 and 27.1% in 1992. The improvement in 1994 was primarily due to decreased advertising expense, the price recovery in Alberta following the 1993 price war, the disposal of stores with low gross margins in Richmond, Virginia, and company-wide improvements to bakery operations. The decline in 1993 primarily reflects the effect of the price war in Alberta.


                             1994 PORTIONS OF THE
                                 SALES DOLLAR

                                    [CHART]


Operating and Administrative Expenses

After reclassifying advertising expenses, operating and administrative expenses were 23.28% of sales in 1994, compared to 23.94% in 1993 (23.58% excluding the Alberta buyout) and 24.19% in 1992 (24.04% excluding a restructuring charge). Operating and administrative expenses as a percentage of sales have declined since 1992 as a result of increased sales and efforts to reduce or control expenses. The principal efforts included reorganizing the administrative support functions, centralizing information technology operations, improving labor costs in Alberta, Canada, and simplifying work methods in the stores.


                         OPERATING AND ADMINISTRATIVE
                            EXPENSES (% OF SALES)

                                    [CHART]

    During the first half of 1993, Safeway recorded a charge for the Alberta buyout, reducing operating profit by $54.9 million and net income by $30.2 million ($0.24 per share). The new contract approved by retail employees in Alberta reduced wages, established a gain-sharing plan, and provided for a voluntary buyout program, while significantly reducing a competitive wage disparity in that area. Safeway began realizing savings from the new contract during the second quarter of 1993, which were offset through the third quarter of 1993 by the increased training costs and reduced productivity associated with new employees. Productivity improved during the fourth quarter of 1993 and returned to normal levels in 1994. Safeway believes that the combination of lower prices and the new labor contract has positioned Alberta for long-term growth. Savings from the labor contract are being invested in pricing and service, and as a result, estimated annual savings of $45 million have not directly affected operating profit or cash flow in Alberta.

    In 1992, the Company recorded a restructuring charge for the anticipated costs associated with downsizing its corporate administrative staff and closing its distribution center in Sacramento, California. The Sacramento facility, which was leased following the 1988 fire that destroyed the Richmond, California distribution center, was consolidated into the Company's distribution center in Tracy, California. The charge reduced 1992 operating profit by $22.3 million and net income by $13.8 million ($0.12 per share). Approximately one-half of this charge was for severance payments. All employee terminations associated with this restructuring were completed in 1993. Annual savings from these restructurings are between $15 million and $20 million.

Interest Expense

Interest expense fell to $221.7 million in 1994 from $265.5 million in 1993 and $290.4 million in 1992. The decrease in 1994 was primarily due to overall debt reductions resulting from Safeway's strong cash flow from operations, and the replacement of high interest rate long-term debt with short-term floating rate debt. The decrease in 1993 reflects reduced borrowings, lower short-term interest rates, and the refinancing of high interest rate debt during 1992.


                               INTEREST EXPENSE
                                (IN MILLIONS)

                                    [CHART]


Equity in Earnings of Unconsolidated Affiliates

Equity in earnings of unconsolidated affiliates, recorded on a one-quarter delay basis, fell to $27.3 million in 1994, compared to $33.5 million in 1993 and $39.1 million in 1992. Safeway holds a 35% interest in Vons, which operates 336 grocery stores located mostly in southern California, and a 49% interest in Casa Ley, which operates 70 stores in western Mexico.

    Income from Safeway's equity investment in Vons was $11.6 million in 1994, compared to $12.9 million in 1993 and $18.6 million in 1992. According to Vons' financial reports to the Securities and Exchange Commission, Vons' same-store sales declined 1.6% and 3.2% for the 16 and 40 weeks ended October 9, 1994. In addition to lower operating income, Vons reported restructuring charges which decreased Safeway's equity in Vons' earnings by $3.9 million in 1994 and $11.7 million in 1993. According to Vons, these restructuring charges included anticipated expenses associated with a program to close under-performing stores and reduce work force.

    In 1992, Vons adopted Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions." Safeway's share of Vons' accounting changes is included in the 1992 cumulative effect of accounting changes in the Company's Consolidated Statements of Income.

     Income from Safeway's equity investment in Casa Ley fell to $15.7 million in 1994 from $20.6 million in 1993 and $20.5 million in 1992 due to changes in the competitive environment in Mexico. The recent devaluation of the peso will have an adverse impact on Safeway's income from Casa Ley beginning in 1995 but is not expected to be material to Safeway's net income.

Income Taxes

Income taxes declined to 41.0% of pre-tax income in 1994 from 43.0% in 1993 and 50.2% in 1992. In August 1993, the maximum statutory federal income tax rate increased from 34% to 35%. Despite the increased federal income tax rate, Safeway's effective rate declined in 1993 primarily due to the tax benefit of a loss in Canada, where the statutory rate is higher than in the United States. The loss in Canada resulted principally from the employee buyout charge and the price war in Alberta. The tax effect of permanently investing certain foreign earnings which were previously not permanently invested also contributed to the tax rate decline in 1993.

Extraordinary Loss

Safeway's net income was reduced by extraordinary losses of $10.5 million ($0.08 per share) in 1994 and $27.8 million ($0.23 per share) in 1992 for the early retirement of debt. The extraordinary losses represent the payment of premiums on retired debt and the write-off of deferred finance costs, net of the related tax benefits.

Acquisition of Interest in Warrants to Purchase Safeway Stock

In January 1995, the Company acquired 31.8% of the partnership interests in SSI Equity Associates, L.P. for $113 million with proceeds from bank borrowings. SSI Equity Associates, L.P., a related party, is a limited partnership whose sole asset consists of warrants to purchase 13.9 million shares of Safeway common stock at $2.00 per share. The acquisition of the partnership interests will reduce common stock equivalents by about 4.16 million shares which, in turn, will have a favorable effect on earnings per share beginning in 1995. The favorable effect on earnings per share from reducing common stock equivalents will be partially offset by interest expense on the bank borrowings.

Accounting Changes

In 1992, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," which requires accrual of the expected cost of such benefits during employee service periods, and SFAS No. 112, "Employers' Accounting for Postemployment Benefits," which requires accrual of the expected cost of benefits provided to former or inactive employees after employment but before retirement. Prior to 1992, the Company recognized the cost of providing these benefits as claims were paid. In addition, during 1992 Vons adopted SFAS No. 109, "Accounting for Income Taxes," and SFAS No. 106. The cumulative effect of accounting changes recognized on Safeway's Consolidated Statement of Income in 1992 was as follows (in millions):


 Postretirement benefits, net tax benefit of $6.4              $10.5
 Postemployment benefits, net of tax benefit of $1.1             1.8
 Vons' income taxes, net of tax benefit of $3.2                 10.6
 Vons' postretirement benefits, net of tax benefit of $1.3       4.2
                                                               -----
                                                               $27.1
                                                               =====


     Except for the cumulative effect of adoption, the impact of these accounting changes on Safeway's 1992 net income was not material.


                       LIQUIDITY AND FINANCIAL RESOURCES

Operating cash flow, as presented below, was $947.6 million in 1994 compared to $777.0 million in 1993 and $768.6 million in 1992. Operating cash flow provides a measure of the Company's ability to generate cash to pay interest and fixed charges, and facilitates the comparison of Safeway's results of operations with those of companies having different capital structures. Safeway's computation of operating cash flow is as follows (dollars in millions):


- ----------------------------------------------------------
                                  1994      1993      1992
- ----------------------------------------------------------
 Income before income taxes,
   extraordinary loss and
   cumulative effect of
   accounting changes           $424.1    $216.3    $197.4
 LIFO expense (income)             2.7      (1.5)     (0.4)
 Interest expense                221.7     265.5     290.4
 Depreciation and
   amortization                  326.4     330.2     320.3
 Equity in earnings of
   unconsolidated affiliates     (27.3)    (33.5)    (39.1)
                                --------------------------
 Operating cash flow            $947.6    $777.0    $768.6
                                ===========================
 As a percent of sales            6.06%     5.11%     5.07%
                                ===========================
 As a multiple of
   interest expense               4.27x     2.93x     2.65x
                                ===========================



     In 1994, the Bank Credit Agreement and the Working Capital Credit Agreement (together the "Bank Agreements") were amended to (i) permit the purchase of up to $500 million of senior subordinated debt over the life of the Bank Agreements, (ii) extend bank borrowing maturities one year to 1998, (iii) voluntarily reduce bank borrowing capacity by $250 million, and (iv) reduce commitment fees and borrowing costs on bank borrowings.

    Management expects operating cash flow, supplemented by credit available under the Bank Agreements, to be Safeway's primary sources of liquidity over the next five years. Management believes that these sources will be adequate to meet the Company's requirements. At year-end 1994, the Company had total borrowing capacity under the Bank Agreements of $1.15 billion, of which $694.2 million was unused.

     During 1994, Safeway retired $44.2 million of senior debt and $247.9 million of senior subordinated debt. Safeway purchased the long-term debt primarily with proceeds from floating rate bank borrowings. These redemptions will result in estimated annual interest expense savings of approximately $8 million, subject to fluctuations in short-term interest rates. Depending on market conditions, Safeway may continue to purchase and retire long-term debt.

    During 1992, the Company issued $300 million of 9.65% Senior Subordinated Debentures due 2004, $150 million of 9.875% Senior Subordinated Debentures due 2007, and $250 million of 9.35% Senior Subordinated Notes due 1999, and used the proceeds to redeem $700 million of high interest rate debt.

    In 1992, the Company also issued $100 million of 9.30% Senior Secured Debentures due 2007 and used the proceeds to repay borrowings incurred under the Bank Agreements to acquire, construct, and equip a new distribution center in Tracy, California.

    In 1992, Safeway filed with the Securities and Exchange Commission a shelf registration statement relating to public offerings of up to $240 million of debt securities. Pursuant to this shelf registration, the Company issued $160 million of medium-term notes during 1993 and 1992. The Company used the proceeds from these notes to finance capital expenditures.

    Annual debt maturities over the next five years are set forth in Note B of the Company's 1994 consolidated financial statements.

    During 1994, Safeway significantly increased cash flow from operations through improved working capital management. At year-end 1994, the working capital deficit was composed of $1.4 billion of current assets and $1.8 billion of current liabilities. Normal operating fluctuations in these substantial balances can result in changes to the cash flow from operations presented in the Consolidated Statement of Cash Flows that are not necessarily indicative of long-term operating trends. There are no unusual industry practices or requirements relating to working capital items.

As of year-end 1994, the Company had effectively converted $208.3 million of its $475.9 million of floating rate debt to fixed interest rate debt through the use of interest rate swap agreements. The significant terms of such agreements outstanding at year-end 1994 are described in Note D to the Company's 1994 consolidated financial statements.

    Interest rate swap and collar agreements increased interest expense by $4.4 million in 1994, $8.3 million in 1993, and $7.7 million in 1992.

                                              CONSOLIDATED STATEMENTS OF INCOME
                                                  Safeway Inc. and Subsidiaries


- -----------------------------------------------------------------------------------------------------------------------
                                                                                 52 WEEKS       52 WEEKS       53 WEEKS
(In millions, except per-share amounts)                                            1994           1993           1992
- -----------------------------------------------------------------------------------------------------------------------
Sales                                                                          $ 15,626.6     $ 15,214.5     $ 15,151.9
Cost of goods sold .......................................................      (11,376.6)     (11,131.1)     (11,045.5)
                                                                               ----------------------------------------
   Gross profit                                                                   4,250.0        4,083.4        4,106.4
Operating and administrative expenses ....................................       (3,637.9)      (3,641.9)      (3,664.8)
                                                                               ----------------------------------------
   Operating profit                                                                 612.1          441.5          441.6
Interest expense                                                                   (221.7)        (265.5)        (290.4)
Equity in earnings of unconsolidated affiliates                                      27.3           33.5           39.1
Other income, net ........................................................            6.4            6.8            7.1
                                                                               ----------------------------------------
   Income before income taxes, extraordinary loss and
     cumulative effect of accounting changes                                        424.1          216.3          197.4
Income taxes .............................................................         (173.9)         (93.0)         (99.0)
                                                                               ----------------------------------------
   Income before extraordinary loss and cumulative effect of
     accounting changes                                                             250.2          123.3           98.4
Extraordinary loss related to early retirement of debt, net of
     income tax benefit of $6.7 and $17.1                                           (10.5)            --          (27.8)
Cumulative effect of accounting changes, net of
   income tax benefit of $12.0 ...........................................             --             --          (27.1)

                                                                               ----------------------------------------
     Net income ..........................................................     $    239.7     $    123.3     $     43.5
                                                                               ========================================
Earnings per common share and common share equivalent:
   Primary
     Income before extraordinary loss and cumulative effect
       of accounting changes                                                   $     2.05     $     1.02     $     0.83
     Extraordinary loss                                                             (0.09)            --          (0.23)
     Cumulative effect of accounting changes..............................             --             --          (0.23)
                                                                               ----------------------------------------
       Net income ........................................................     $     1.96     $     1.02     $     0.37
                                                                               ========================================
   Fully diluted
     Income before extraordinary loss and cumulative effect
       of accounting changes                                                   $     2.02     $     1.00     $     0.83
     Extraordinary loss                                                             (0.08)            --          (0.23)
     Cumulative effect of accounting changes .............................             --             --          (0.23)
                                                                               ----------------------------------------
       Net income ........................................................     $     1.94     $     1.00     $     0.37
                                                                               ========================================
Weighted average common shares and
   common share equivalents:
     Primary                                                                        122.0          121.0          119.0
     Fully diluted                                                                  123.6          123.4          119.0



See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
Safeway Inc. and Subsidiaries

- -------------------------------------------------------------------------------------------------
                                                                          YEAR-END      YEAR-END
(In millions, except per-share amounts)                                     1994          1993
- -------------------------------------------------------------------------------------------------
Assets
Current assets:
  Cash and equivalents                                                   $    60.7      $   118.4
  Receivables                                                                147.9          119.5
  Merchandise inventories, net of LIFO
    reserve of $64.8 and $62.1                                             1,136.0        1,128.1
  Prepaid expenses and other current assets....................               93.0           98.0
                                                                         ------------------------
  Total current assets.........................................            1,437.6        1,464.0
                                                                         ------------------------
Property:
  Land                                                                       408.9          384.7
  Buildings                                                                1,095.0        1,009.6
  Leasehold improvements                                                     814.5          791.5
  Fixtures and equipment                                                   1,765.2        1,711.1
  Property under capital leases ................................             291.7          310.4
                                                                         -------------------------
                                                                           4,375.3        4,207.3

  Less accumulated depreciation and amortization ...............           1,868.9        1,647.2
                                                                         ------------------------
  Total property, net                                                      2,506.4        2,560.1

Goodwill, net of accumulated amortization of $95.0 and $86.2                 331.1          347.6
Prepaid pension costs                                                        319.6          307.1
Investments in unconsolidated affiliates                                     329.3          303.4
Other assets ...................................................              98.1           92.5
                                                                         ------------------------
Total assets ...................................................         $ 5,022.1       $5,074.7
                                                                         ========================


- -------------------------------------------------------------------------------------------------
                                                                          YEAR-END      YEAR-END
(In millions, except per-share amounts)                                     1994          1993
- -------------------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity
Current liabilities:
  Current maturities of notes and debentures                             $   152.5       $  188.6
  Current obligations under capital leases                                    19.3           19.3
  Accounts payable                                                         1,012.1          880.5
  Accrued salaries and wages                                                 223.6          216.3
  Other accrued liabilities ....................................             416.1          369.1
                                                                         ------------------------
  Total current liabilities ....................................           1,823.6        1,673.8
                                                                         ------------------------
Long-term debt:

  Notes and debentures                                                     1,849.5        2,287.7
  Obligations under capital leases .............................             174.8          193.6
                                                                         ------------------------
  Total long-term debt                                                     2,024.3        2,481.3
Deferred income taxes                                                        128.3          145.5
Accrued claims and other liabilities ...........................             402.1          391.2
                                                                         ------------------------
Total liabilities ..............................................           4,378.3        4,691.8
                                                                         ------------------------
Commitments and contingencies

Stockholders' equity:
  Common stock: par value $.01 per share;
    300 shares authorized; 104.8 and 101.5 shares
    outstanding                                                                1.0            1.0
  Additional paid-in capital                                                 655.6          624.5
  Cumulative translation adjustments                                          29.1           39.0
  Accumulated deficit ..........................................             (41.9)        (281.6)
                                                                         ------------------------
  Total stockholders' equity ...................................             643.8          382.9
                                                                         ------------------------
Total liabilities and stockholders' equity .....................         $ 5,022.1       $5,074.7
                                                                         ========================





See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Safeway Inc. and Subsidiaries

- --------------------------------------------------------------------------------------------------------------------
                                                                              52 WEEKS       52 WEEKS       53 WEEKS
(In millions)                                                                   1994           1993           1992
- --------------------------------------------------------------------------------------------------------------------
Cash Flow From Operations
Net income                                                                    $ 239.7        $ 123.3       $   43.5
Reconciliation to net cash flow from operations:
   Extraordinary loss related to early retirement of debt,
     before income tax benefit                                                   17.2             --           44.9
   Cumulative effect of accounting changes, before income tax benefit              --             --           39.1
   Depreciation and amortization                                                326.4          330.2          320.3
   Amortization of deferred finance costs                                         3.0            3.8            4.0
   Deferred income taxes                                                        (12.9)         (35.8)          17.5
   LIFO expense (income)                                                          2.7           (1.5)          (0.4)
   Equity in earnings of unconsolidated affiliates                              (27.3)         (33.5)         (39.1)
   Net pension (income) expense                                                  (1.4)           0.4           (4.6)
   Pension contributions                                                        (11.5)          (1.2)            --
   Increase (decrease) in accrued claims and other liabilities                   (5.7)          29.3            8.2
   Loss (gain) on property retirements                                           56.3           (2.9)          48.9
   Changes in working capital items:
     Receivables                                                                (24.5)          15.4            9.3
     Inventories at FIFO cost                                                   (31.8)          61.6           10.2
     Prepaid expenses and other current assets                                    3.6           (9.4)         (12.5)
     Payables and accruals                                                      165.2           95.6           21.0
     Income taxes ........................................................       54.3           24.1           (1.8)
                                                                              -------------------------------------
       Net cash flow from operations......................................      753.3          599.4          508.5
                                                                              -------------------------------------
Cash Flow From Investing Activities

Cash paid for property additions                                               (339.9)        (245.3)        (483.6)
Proceeds from sale of property                                                   36.3           66.7           26.3

Other  ...................................................................      (28.0)         (49.3)         (26.9)
                                                                              -------------------------------------
   Net cash flow used by investing activities.............................     (331.6)        (227.9)        (484.2)
                                                                              -------------------------------------



- --------------------------------------------------------------------------------------------------------------------
                                                                              52 WEEKS       52 WEEKS       53 WEEKS
                                                                                1994           1993           1992
- --------------------------------------------------------------------------------------------------------------------
Cash Flow From Financing Activities
Additions to short-term borrowings                                            $ 157.9        $  60.0      $   237.4
Payments on short-term borrowings                                              (108.0)         (44.9)        (280.5)
Additions to long-term borrowings                                               455.7          352.1        1,888.4
Payments on long-term borrowings                                               (986.2)        (732.7)      (1,774.1)
Net proceeds from exercise of warrants and stock options                         14.6           10.4            3.5
Premiums paid on early retirement of debt                                       (13.2)            --          (35.1)
Other  ..................................................................         0.7            1.2          (13.9)
                                                                              -------------------------------------
   Net cash flow from (used by) financing activities.....................      (478.5)        (353.9)          25.7
                                                                              -------------------------------------
Effect of changes in exchange rates on cash..............................        (0.9)           4.2           (7.6)
                                                                              -------------------------------------
Increase (decrease) in cash and equivalents                                     (57.7)          21.8           42.4

Cash and Equivalents
Beginning of year........................................................       118.4           96.6           54.2
                                                                              -------------------------------------
End of year..............................................................     $  60.7        $ 118.4      $    96.6
                                                                              =====================================
Other Cash Flow Information
Cash payments during the year for:
   Interest                                                                   $ 230.1        $ 270.2      $   293.5
   Income taxes, net of refunds                                                 126.0          100.6           56.4

Noncash Investing And Financing Activities
Tax benefit from stock options exercised                                      $  15.6        $   9.6
Mortgage notes assumed in property acquisitions                                  11.3            7.5      $     0.4
Capital lease obligations entered into                                           4.5           20.3            5.7
Capital lease assets retired, net of accumulated amortization                     2.5            3.1            1.7
Capital lease obligations retired                                                 0.8            2.5            0.6




See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Safeway Inc. and Subsidiaries


- --------------------------------------------------------------------------------------------------------------------------------
                                                 Common Stock         Additional     Cumulative                       Total
(In millions)                                --------------------       Paid-in      Translation     Accumulated   Stockholders'
                                             Shares        Amount       Capital      Adjustments       Deficit        Equity
- --------------------------------------------------------------------------------------------------------------------------------
Balance, year-end 1991                         97.7         $ 1.0       $ 601.0       $ 60.8          $ (448.4)      $ 214.4
Options and warrants exercised                  1.1            --           3.4           --                --           3.4
Cash received on subscriptions
   receivable                                    --            --           0.1           --                --           0.1
Net income                                       --            --            --           --              43.5          43.5
Translation adjustments.................         --            --            --        (18.3)               --         (18.3)
                                              ------------------------------------------------------------------------------
Balance, year-end 1992                         98.8           1.0         604.5         42.5            (404.9)        243.1

Options and warrants exercised                  2.7            --          19.3           --                --          19.3
Cash received on subscriptions
   receivable                                    --            --           0.7           --                --           0.7
Net income                                       --            --            --           --             123.3         123.3
Translation adjustments ................         --            --            --         (3.5)               --          (3.5)
                                              ------------------------------------------------------------------------------
Balance, year-end 1993                        101.5           1.0         624.5         39.0            (281.6)        382.9

Options and warrants exercised                  3.3            --          30.2           --                --          30.2
Stock bonuses                                    --            --           0.9           --                --           0.9
Net income                                       --            --            --           --             239.7         239.7
Translation adjustments ................         --            --            --         (9.9)               --          (9.9)
                                              ------------------------------------------------------------------------------
Balance, year-end 1994 .................      104.8         $ 1.0       $ 655.6       $ 29.1          $  (41.9)      $ 643.8
                                              ==============================================================================



See accompanying notes to consolidated financial statements.

                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     A. SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The consolidated financial statements include Safeway Inc., a Delaware corporation, and all majority owned subsidiaries ("Safeway" or the "Company"). All significant intercompany transactions and balances have been eliminated in consolidation. Investments in affiliates which are not majority owned are reported using the equity method.

Fiscal Year

The Company's fiscal year ends on the Saturday nearest December 31. The last three fiscal years consist of the 52-week period ended December 31, 1994, the 52-week period ended January 1, 1994, and the 53-week period ended January 2, 1993.

Translation of Foreign Currencies

Assets and liabilities of the Company's Canadian subsidiaries and Mexican unconsolidated affiliate are translated into U.S. dollars at year-end rates of exchange, and income and expenses are translated at average rates during the year. Cumulative translation adjustments reflecting the effect of the movement in exchange rates during the year are shown net of applicable income taxes as a separate component of stockholders' equity.

Merchandise Inventories

At year-end 1994 and 1993, merchandise inventory of $660 million and $634 million is valued at the lower of cost on a last-in, first-out ("LIFO") basis or market value. Such LIFO inventory had a replacement or current cost of $724 million and $696 million at year-end 1994 and 1993. The remaining inventory is valued at the lower of cost on a first-in, first-out ("FIFO") basis or market value. FIFO cost of inventory approximates replacement or current cost. Inventory on a FIFO basis includes meat and produce in the United States, inventory of U.S. manufacturing operations, and all inventories of the Canadian subsidiaries.

    Application of the LIFO method resulted in a $2.7 million increase in cost of goods sold in 1994, compared to decreases of $1.5 million in 1993 and $0.4 million in 1992. Liquidations of LIFO layers during the three years reported did not have a significant effect on the results of operations.

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

Goodwill

Goodwill is amortized on a straight-line basis over 40 years. Goodwill amortization was $10.4 million in 1994, $10.6 million in 1993, and $12.7 million in 1992.

Closed Store Expense

Upon the decision to close a store, the Company accrues estimated future losses, if any, which may include lease payments or other costs of holding the facility, net of estimated future income.

Self-insurance

The Company is primarily self-insured for workers' compensation, automobile, and general liability costs. The self-insurance claim liability is determined actuarially, based on claims filed and an estimate of claims incurred but not yet reported. The present value of such claims was accrued using discount rates of 6.5% in 1994 and 5% in 1993. The current portion of the self-insurance claim liability ($77 million and $78 million at year-end 1994 and 1993) is included in other accrued liabilities in the consolidated balance sheets. The noncurrent portion of $186 million and $176 million at year-end 1994 and 1993 is included in accrued claims and other liabilities. Claims payments were $75.3 million in 1994, $83.0 million in 1993 and $85.7 million in 1992. The total undiscounted liability was $304 million and $289 million at year-end 1994 and 1993.

Income Taxes

The Company provides a deferred tax expense or benefit equal to the change in the deferred tax liability during the year in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Deferred income taxes represent tax credit carryforwards and future net tax effects resulting from temporary differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Earnings per Common Share and Common Share Equivalent

Earnings per common share and common share equivalent is calculated by dividing net income by the weighted average number of common shares outstanding during the period plus the dilutive effect of stock options and warrants, as determined by the treasury stock method.

Statement of Cash Flows

Short-term investments with original maturities of less than three months are considered to be cash equivalents. Borrowings with original maturities of less than three months are presented net of related repayments.

Off-Balance Sheet Financial Instruments

The Company has entered into interest rate swap agreements to limit the exposure of its floating interest rate debt to changes in market interest rates. These agreements involve the exchange with a counterparty of fixed and floating rate interest payments periodically over the life of the agreements without exchange of the underlying notional principal amounts. The differential to be paid or received is recognized over the life of the agreements as an adjustment to interest expense. The Company's counterparties are major financial institutions.

Fair Value of Financial Instruments

Generally accepted accounting principles require the disclosure of the fair value of certain financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. Safeway estimated the fair values presented below using appropriate valuation methodologies and market information available as of year-end. Considerable judgment is required to develop estimates of fair value, and the estimates presented are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions or estimation methodologies could have a material effect on the estimated fair values. Additionally, these fair values were estimated as of year-end, and current estimates of fair value may differ significantly from the amounts presented.

   The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

   Cash and equivalents, accounts receivable, accounts payable and short-term debt: The carrying amount of these items approximates fair value.

   Long-term debt: Market values quoted on the New York Stock Exchange are used to estimate the fair value of publicly traded debt. To estimate the fair value of debt issues that are not quoted on an exchange, the Company uses those interest rates that are currently available to it for issuance of debt with similar terms and remaining maturities. At year-end 1994 and 1993, the carrying value of long-term debt approximated fair value.

   Interest rate swap agreements: The fair value of interest rate swap agreements is the amount at which they could be settled based on estimates obtained from dealers. At year-end 1994, net unrealized gains on interest rate swap agreements were $5.4 million. Since the Company intends to hold these agreements as hedges for the term of the agreements, the market risk associated with changes in interest rates should not be significant.

Reclassifications

Certain amounts for prior years have been reclassified to conform to the 1994 presentation.

Accounting Changes

In 1992, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," which requires accrual of the expected cost of such benefits during employee service periods, and SFAS No. 112, "Employers' Accounting for Postemployment Benefits," which requires accrual of the expected cost of benefits provided to former or inactive employees after employment but before retirement. Prior to 1992, the Company recognized the cost of providing these benefits as claims were paid. In addition, in 1992 The Vons Companies, Inc. ("Vons"), an unconsolidated affiliate of Safeway, adopted SFAS No. 109, "Accounting for Income Taxes," and SFAS No. 106. The cumulative effect of accounting changes recognized in Safeway's consolidated statements of income as of the beginning of fiscal 1992 was as follows (in millions):


 Postretirement benefits, net of tax benefit of $6.4            $10.5
 Postemployment benefits, net of tax benefit of $1.1              1.8
 Vons' income taxes, net of tax benefit of $3.2                  10.6
 Vons' postretirement benefits, net of tax benefit of $1.3        4.2
                                                                -----
                                                                $27.1
                                                                =====



    Except for the cumulative effect of adoption, the impact of these accounting changes on Safeway's 1992 net income was not material.


                                B. FINANCING

Notes and debentures were composed of the following at year-end (in millions):



- --------------------------------------------------------------
                                            1994        1993
- --------------------------------------------------------------
 Bank Credit Agreement, secured          $  135.0     $   35.0
 Working Capital Credit Agreement,
   secured                                  196.8        340.3
 9.30% Senior Secured Debentures
   due 2007                                  70.7        100.0
 10% Senior Notes due 2002,
   unsecured                                 59.1         74.0
 10% Senior Subordinated Notes
   due 2001, secured                        241.4        300.0
 9.875% Senior Subordinated
   Debentures due 2007, secured             110.0        150.0
 9.65% Senior Subordinated
   Debentures due 2004, secured             228.2        300.0
 9.35% Senior Subordinated Notes
   due 1999, secured                        172.5        250.0
 Mortgage notes payable, secured            478.0        567.3
 Other notes payable, unsecured             222.4        313.9
 Other bank borrowings, unsecured            87.9         45.8
                                         ---------------------
                                          2,002.0      2,476.3
 Less current maturities                    152.5        188.6
                                         ---------------------
 Long-term portion                       $1,849.5     $2,287.7
                                         =====================



Bank Credit Agreement and Working Capital Credit Agreement

In 1994, the Bank Credit Agreement and the Working Capital Credit Agreement (together the "Bank Agreements") were amended to (i) permit the purchase of up to $500 million of senior subordinated debt over the life of the Bank Agreements, (ii) extend bank borrowing maturities one year to 1998, (iii) voluntarily reduce bank borrowing capacity by $250 million, and (iv) reduce commitment fees and borrowing costs on bank borrowings. At year-end 1994, the Company had total borrowing capacity under the Bank Agreements of $1.15 billion, of which $694.2 million was unused.

    At year-end 1994, domestic borrowings under the Bank Agreements carried interest at one of the following rates selected by the Company: (i) the prime rate, (ii) a rate based on certificates of deposit rates plus 1%, (iii) the rate at which Eurodollar deposits are offered to first-class banks in the Eurodollar market by the Banks plus 0.50%, or (iv) rates quoted at the discretion of the Banks. Canadian borrowings denominated in U.S. dollars under the Working Capital Credit Agreement carried interest at one of the following rates selected by the
Company: (i) the Canadian base rate or (ii) the Canadian Eurodollar rate plus 0.50%. Canadian borrowings denominated in Canadian dollars carried interest at
(i) the Canadian Bankers' Acceptance rate plus 0.50% or (ii) the Canadian prime rate. The Company paid an annual commitment fee of 0.20% on the unused portion of borrowings available under the Bank Agreements.

    The weighted average interest rate on borrowings under the Bank Credit Agreement was 5.0% during 1994, 4.7% during 1993, and 5.3% during 1992. At year-end 1994, the weighted average interest rate on borrowings under the Bank Credit Agreement was 6.6%. The weighted average interest rate on borrowings under the Working Capital Credit Agreement was 6.0% during 1994, 5.6% during 1993, and 7.4% during 1992. At year-end 1994, the weighted average interest rate on borrowings under the Working Capital Credit Agreement was 6.8%. Amounts due under the Working Capital Credit Agreement consist of Canadian borrowings.

    Indebtedness under the Bank Agreements is secured by the pledge of certain assets of the Company and certain assets and stock of certain subsidiaries, and is also guaranteed by certain subsidiaries. Such subsidiaries own approximately 30% of the Company's stores and approximately 70% of the Company's manufacturing facilities.

Senior Secured Indebtedness

The 9.30% Senior Secured Debentures due 2007 are secured by a Deed of Trust which created a lien on the land, buildings, and equipment owned by Safeway at its distribution center in Tracy, California.

Senior Unsecured Indebtedness

In 1992, the Company filed with the Securities and Exchange Commission a shelf registration statement relating to public offerings of up to $240 million of debt securities. Pursuant to this shelf registration, the Company issued $160 million of medium-term notes during 1993 and 1992. The Company used the proceeds from these notes to finance capital expenditures.

Subordinated Indebtedness

The 10% Senior Subordinated Notes due 2001, 9.875% Senior Subordinated Debentures due 2007, 9.65% Senior Subordinated Debentures due 2004, and 9.35% Senior Subordinated Notes due 1999 (collectively the "Subordinated Securities") are subordinated in right of payment to, among other things, the Company's borrowings under the Bank Agreements, the 9.30% Senior Secured Debentures, the Company's senior unsecured debt, the Company's other secured debt, and mortgage notes payable. The Subordinated Securities are secured by the pledge of certain assets of the Company and stock of certain subsidiaries.

Redemptions

During 1994, Safeway retired $44.2 million of senior debt and $247.9 million of senior subordinated debt. Safeway purchased the long-term debt primarily with proceeds from floating rate bank borrowings. These redemptions will result in estimated annual interest expense savings of approximately $8 million, subject to fluctuations in short-term interest rates. During 1992, the Company redeemed $700 million of high interest rate debt using cash from operations and proceeds from issuing the Subordinated Securities. These redemptions resulted in extraordinary losses of $10.5 million ($0.08 per share) in 1994 and $27.8 million ($0.23 per share) in 1992. The extraordinary losses represent the payment of redemption premiums and the write-off of deferred finance costs, net of the related tax benefits. Depending on market conditions, Safeway may continue to purchase and retire long-term debt.

Restrictive Covenants

The Bank Agreements prohibit payments by the Company of dividends on any class of stock (other than dividends paid through issuance of additional shares of that class of stock) and restrict, among other things, payments by the Company
(i) to acquire shares of any class of stock of the Company, (ii) to retire or repurchase any debt which is subordinate to the Bank Agreements, and (iii) to acquire certain outstanding warrants or any options or other rights to acquire shares of any class of stock of the Company, other than those held by certain Company officers.

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

    The Indentures pursuant to which the 9.30% Senior Secured Debentures, the 10% Senior Notes and the Subordinated Securities were issued restrict, among other things, payments by the Company (i) of dividends on any capital stock (other than dividends paid through issuance of additional shares of that capital stock) and (ii) to acquire shares of any capital stock of the Company (including outstanding warrants, options or other rights to acquire shares of any capital stock of the Company), other than those held by certain Company officers. The Indentures also contain provisions which limit the amount of additional debt that the Company may incur.

Mortgage Notes Payable

Mortgage notes payable at year-end 1994 are secured by properties with a net book value of approximately $550 million, have remaining terms ranging from one to 15 years, and have a weighted average interest rate of 10.0%.

Other Notes Payable

Other notes payable at year-end 1994 have remaining terms ranging from one to 17 years and a weighted average interest rate of 7.9%.

Annual Debt Maturities

As of year-end 1994, annual debt maturities were as follows (in millions):


 1995                                        $  152.5
 1996                                            87.0
 1997                                           159.0
 1998                                           398.9
 1999                                           218.0
 Thereafter                                     986.6
                                             --------
                                             $2,002.0
                                             ========



Letters of Credit

The Company had letters of credit of $335.2 million outstanding at year-end 1994 of which $124.0 million were issued under the Bank Credit Agreement. The letters of credit are maintained primarily to back the Company's self-insurance program and to support performance, payment, deposit, or surety obligations of the Company. The Company pays commitment fees ranging from 0.625% to 0.875% on the outstanding portion of the letters of credit.


                            C. LEASE OBLIGATIONS

A majority of the premises that the Company occupies are leased. The Company had approximately 1,080 leases at year-end 1994, including approximately 210 which are capitalized for financial reporting purposes. Most leases have renewal options, some with terms and conditions similar to the original lease, others with reduced rental rates during the option periods. Certain of these leases contain options to purchase the property at amounts that approximate fair market value.

    As of year-end 1994, future minimum rental payments applicable to non-cancelable capital and operating leases with remaining terms in excess of one year were as follows (in millions):

- ----------------------------------------------------------
                                      Capital    Operating
                                      Leases      Leases
- ----------------------------------------------------------
 1995                                $  40.9      $  130.1
 1996                                   39.0         127.3
 1997                                   35.4         123.6
 1998                                   32.1         119.8
 1999                                   28.6         114.3
 Thereafter                            188.5         943.9
                                     ---------------------
 Total minimum lease payments          364.5      $1,559.0
                                                  ========
 Less amounts representing interest    170.4
                                     -------
 Present value of net minimum
   lease payments                      194.1
 Less current obligations               19.3
                                      ------
 Long-term obligations                $174.8
                                      ======

    Future minimum lease payments under non-cancelable capital and operating lease agreements have not been reduced by minimum sublease rental income of $139.3 million.

    Amortization expense for property under capital leases was $20.6 million in 1994, $22.3 million in 1993 and $23.2 million in 1992. Accumulated amortization of property under capital leases was $150.1 million and $148.1 million at year-end 1994 and 1993.

    The following schedule shows the composition of total rental expense for all operating leases (in millions). In general, contingent rentals are based on individual store sales.


- ------------------------------------------------------------
                                   1994      1993      1992
- ------------------------------------------------------------
 Property leases:

   Minimum rentals                $126.4    $129.6    $130.9
   Contingent rentals                9.8      10.3      10.3
   Less rentals from subleases     (13.7)    (15.1)    (11.1)
                                  --------------------------
                                   122.5     124.8     130.1
 Equipment leases                   20.9      24.0      26.7
                                  --------------------------
                                  $143.4    $148.8    $156.8
                                  ==========================



                            D. INTEREST EXPENSE

Interest expense consisted of the following (in millions):

- ------------------------------------------------------------
                                   1994      1993      1992
- ------------------------------------------------------------
 Bank Agreements                  $  20.5   $  31.9   $ 51.5
 9.30% Senior Secured
   Debentures                         8.0       9.3      8.2
 10% Senior Notes                     6.5       7.4      1.2
 10% Senior Subordinated
   Notes                             26.6      30.0     30.0
 9.875% Senior Subordinated
   Debentures                        12.1      14.8     11.4
 9.65% Senior Subordinated
   Debentures                        24.5      29.0     27.3
 9.35% Senior Subordinated
   Notes                             19.6      23.4     18.1
 11.75% Senior Subordinated
   Notes                               --        --      9.7
 12% Subordinated Debentures           --        --      9.1
 Mortgage notes payable              50.2      58.6     63.9
 Other notes payable                 24.0      28.4     29.7
 Other bank borrowings                3.0       0.9      1.6
 Obligations under capital
   leases                            22.2      23.9     25.0
 Amortization of deferred
   finance costs                      3.0       3.8      4.0
 Interest rate swap and collar
   agreements                         4.4       8.3      7.7
 Capitalized interest                (2.9)     (4.2)    (8.0)
                                   -------------------------
                                   $221.7    $265.5   $290.4
                                   =========================

    As of year-end 1994, the Company had effectively converted $208.3 million of its $475.9 million of floating rate debt to fixed interest rate debt through the use of interest rate swap agreements. The significant terms of such agreements outstanding at year-end 1994 were as follows (dollars in millions):

- -------------------------------------------------------------------------------------
           U.S. Fixed    Canada Fixed       Variable
            Interest       Interest      Interest Rates
Notional      Rates          Rates           to be          Origination    Expiration
Principal     Paid           Paid          Received            Date           Date
- -------------------------------------------------------------------------------------
 $ 50.0       5.1%                            6.3%             1991           1995
   10.0       5.8                             6.4              1992           1997
    6.0       5.4                             6.9              1992           1995
   35.6                      8.7%             6.1              1991           1996
   35.6                      8.7              5.8              1992           1997
   35.6                      6.0              7.0              1993           1998
   35.5                      9.0              5.4              1993           1995
 ------
 $208.3
 ======



    Variable interest rates received on U.S. swaps are based on LIBOR rates. Variable interest rates received on Canadian swaps are based on the average of Bankers' Acceptance rates quoted by Canadian banks.

    The notional principal amounts do not represent cash flows and therefore are not subject to credit risk. The Company is subject to risk from nonperformance of the counterparties to the agreements in the amount of any interest differential to be received. Because the Company monitors the credit ratings of its counterparties, which are limited to major financial institutions, Safeway does not anticipate nonperformance by the counterparties.

    At year-end 1994, net unrealized gains on the interest rate swap agreements were $5.4 million. Since the Company intends to hold these agreements as hedges for the term of the agreements, the market risk associated with changes in interest rates should not be significant.


                              E. CAPITAL STOCK


Shares Authorized and Issued

Authorized preferred stock consists of 10 million shares of which none was outstanding during 1994, 1993, or 1992.

    Authorized common stock consists of 300 million shares of $0.01 par value. Common stock outstanding at year-end 1994 and 1993 was 104.8 million and 101.5 million shares. Two limited partnerships formed by Kohlberg Kravis Roberts & Co. ("KKR") own 65 million shares of Safeway's common stock.

    Common stock issued to certain Company officers is restricted as to transferability. Generally, this restriction gives the Company the option to purchase, at market price, any such stock offered for sale.

Options and Warrants to Purchase Common Stock

Under Safeway's stock option plans, the Company may grant incentive and non-qualified options to purchase up to 19.5 million shares of common stock at an exercise price equal to or greater than the fair market value at the date of grant, as determined by the Compensation and Stock Option Committee of the Board of Directors. Vested options are exercisable in part or in full at any time prior to the expiration date of 10 to 15 years from the date of the grant. The stock option plans prohibit the transfer of options.

    Activity in the stock option plans for the three-year period ended December 31, 1994 was as follows:


- --------------------------------------------------------------
                                                    Option
                                    Options         Price
- --------------------------------------------------------------
 Outstanding, year-end 1991       12,937,188     $2.00-19.125
   1992 Activity:
    Granted                        1,952,792     10.00-18.50
    Canceled                        (326,297)    10.00-19.125
    Exercised                       (508,922)     2.00-13.875
                                  ----------
 Outstanding, year-end 1992       14,054,761      2.00-19.125
   1993 Activity:
    Granted                        1,579,025     11.50-21.00
    Canceled                        (550,286)    10.00-19.125
    Exercised                     (1,539,880)     2.00-18.50
                                  ----------
 Outstanding, year-end 1993       13,543,620      2.00-21.00
   1994 Activity:
    Granted                        1,854,625     20.50-30.50
    Canceled                        (577,084)    10.00-25.75
    Exercised                     (2,164,649)     2.00-19.125
                                  ----------
 Outstanding, year-end 1994       12,656,512      2.00-30.50
                                  ==========
 Exercisable, year-end 1993        7,412,840      2.00-19.125
                                  ==========
 Exercisable, year-end 1994        6,443,049      2.00-21.00
                                  ==========


    Of the options exercisable at year-end 1994, 3,320,928 were exercisable at $2.00 per share. There were 1,980,193 options available for grant at year-end 1994.

    At year-end 1994, there were 4.1 million warrants to purchase common stock outstanding, which represented 1.1 million shares of common stock. Each warrant represents the right to purchase 0.279 shares of the Company's common stock for $1.052 per warrant. In order to purchase a whole share of common stock, a holder must exercise 3.584 warrants and pay an aggregate exercise price of $3.7691. During 1994, 4.1 million warrants representing 1.1 million shares of common stock were exercised. During 1993, 3.8 million warrants representing 1.1 million shares of common stock were exercised. The warrants expire on November 24, 1996.

    Warrants (the "SSI Warrants") to purchase 13.9 million shares of the Company's common stock at $2.00 per share are held by SSI Equity Associates, L.P., a limited partnership (the "SSI Partnership"), whose sole asset consists of the SSI Warrants. The SSI Warrants are exercisable through November 15, 2001. SSI Partners, L.P., an affiliate of KKR, is the general partner of the SSI Partnership. In January 1995, the Company acquired 31.8% of the limited partnership interests in the SSI Partnership for $113 million with proceeds from bank borrowings.

    Outstanding common stock and the effect of options and warrants at year-end 1994, after giving effect to the January 1995 acquisition of the interests in the SSI Partnership, are summarized as follows (in millions):

- ------------------------------------------------------------
                                          Potential Proceeds
                               Shares        from Exercise
- ------------------------------------------------------------
Common stock outstanding       104.8
   Options to purchase
     common stock               12.7             $154.2
   Warrants                      1.1                4.3
   SSI Warrants                  9.5               19.0
                               ------------------------
                               128.1             $177.5
                               ========================




                               F. TAXES ON INCOME

The components of income tax expense were as follows (in millions):


- -----------------------------------------------------
                             1994      1993     1992
- -----------------------------------------------------
 Current:
   Federal                  $112.6    $ 80.2    $34.2
   State                      23.1      10.7      7.6
   Foreign                    51.4      37.9     39.7
                            -------------------------
                             187.1     128.8     81.5
                            -------------------------
 Deferred:
   Federal                    (0.6)     20.3     23.9
   State                       1.9       6.2      3.0
   Foreign                   (14.5)    (62.3)    (9.4)
                            -------------------------
                             (13.2)    (35.8)    17.5
                            -------------------------
   Total                    $173.9    $ 93.0    $99.0
                            =========================




    Extraordinary losses and the cumulative effect of accounting changes are presented net of related tax benefits. Therefore, 1994 income tax expense excludes a tax benefit of $6.7 million on an extraordinary loss. The 1992 tax provision excludes tax benefits of $17.1 million on an extraordinary loss, and $12.0 million on the cumulative effect of accounting changes. In 1994 and 1993, tax benefits from the exercise of employee stock options of $15.6 million and $9.6 million were credited directly to paid-in capital and, therefore, are excluded from income tax expense.

    The reconciliation of the provision for income taxes at the U.S. federal statutory income tax rate to the Company's income taxes is as follows (dollars in millions):



- ---------------------------------------------------------------
                                        1994     1993     1992
- ---------------------------------------------------------------
 Statutory rate                           35%      35%      34%
 Income tax expense using
   federal statutory rate              $148.4    $75.7    $67.1
 State taxes on income less
   federal benefit                       16.3     11.0      7.0
 Taxes provided on equity
   earnings of affiliates at rates
   below the statutory rate              (6.9)    (8.3)    (3.2)
 Taxes on foreign earnings
   not permanently reinvested             6.6      8.3     10.0
 Withholding tax on
   Canadian earnings not
   permanently reinvested                 4.4     (2.1)     4.1
 Nondeductible amortization               3.3      3.9      3.3
 Difference between statutory
   rate and foreign effective rate        2.2     (9.7)     5.8
 Deferred tax adjustment due
   to 1993 federal rate increase           --      3.4       --
 Other accruals                            --      9.2      3.9
 Other                                   (0.4)     1.6      1.0
                                       ------------------------
 Income taxes                          $173.9    $93.0    $99.0
                                       ========================


    Significant components of the Company's net deferred tax liability at year-end were as follows (in millions):



- ------------------------------------------------------------------
                                                 1994       1993
- ------------------------------------------------------------------
 Deferred tax assets:
   Workers' compensation and
    other claims                               $ 104.9    $ 100.4
   Reserves not currently deductible              65.2       50.0
   Accrued claims and other liabilities           40.4       54.9
   Employee benefits                              35.3       25.3
   Canadian operating loss carryforward           51.5       42.8
   Foreign tax credit carryforwards                 --      118.8
   Valuation allowance                              --     (118.8)
   Other assets                                    3.2       22.3
                                               ------------------
                                                 300.5      295.7
                                               ------------------
 Deferred tax liabilities:
   Property                                     (138.0)    (163.9)
   Prepaid pension costs                        (139.2)    (135.0)
   LIFO inventory reserves                       (51.2)     (49.7)
   Investments in unconsolidated
    affiliates                                   (34.6)     (30.7)
   Cumulative translation
    adjustments                                  (20.3)     (27.0)
   Other liabilities                             (45.5)     (34.9)
                                               ------------------
                                                (428.8)    (441.2)
                                               ------------------
 Net deferred tax liability                    $(128.3)   $(145.5)
                                               ==================




                   G. EMPLOYEE PENSION AND BENEFIT PLANS

U.S. and Canadian Retirement Plans (the "Plans")

The Company maintains defined benefit, non-contributory pension plans for substantially all of its U.S. and Canadian employees not participating in multi-employer pension plans. Benefits are generally based upon years of service, age at retirement date, and employee compensation during the last years of employment. The Company's funding policy is to contribute annually the amount necessary to satisfy the statutory funding standards. Through year-end 1994, the assets of the U.S. Plan have exceeded its actuarially determined liabilities by such amounts that the U.S. Plan was considered fully funded for purposes of contribution requirements. Accordingly, no Company contributions were made to the U.S. Plan during the last three years. In 1994 and 1993, the Company contributed $11.5 million and $1.2 million to the Canadian Plan. No contributions were made to the Canadian Plan in 1992. Assets of the Plans are primarily composed of equity and interest-bearing securities.

    Actuarial assumptions used to determine year-end plan status were as follows:


- -----------------------------------------------------------
                                  1994      1993      1992
- -----------------------------------------------------------
 Weighted average assumed
   discount rate used to
   determine the projected
   benefit obligation:
    U.S. Plan                     8.0%      7.0%      8.5%
    Canadian Plan                 8.0       7.5       8.5
    Combined weighted
     average rate                 8.0       7.1       8.5
 Long-term rate of return
   on plan assets:
   U.S. Plan                      9.0       9.0       9.0
   Canadian Plan                  8.0       9.0       9.0
 Assumed rate of
   compensation increase          5.5       5.5       6.0



    Net pension plan income (expense) consisted of the following (in millions):

- ----------------------------------------------------------------------
                                      1994         1993         1992
- ----------------------------------------------------------------------
 Return on plan assets:
  Actual return, (loss) gain       $ (26.9)     $ 198.9       $ 41.2
  Deferred loss (gain)               123.6       (114.4)        44.0
                                   ---------------------------------
  Actuarial assumed return            96.7         84.5         85.2
 Service cost                        (41.2)       (36.8)       (32.6)
 Interest cost on projected
  benefit obligations                (44.9)       (45.9)       (44.7)
 Net amortization                     (9.2)        (2.2)        (3.3)
                                   ---------------------------------
 Net pension plan income
  (expense) recognized in
  consolidated statements
  of income                        $   1.4      $  (0.4)      $  4.6
                                   =================================


    The funded status of the Plans at year-end was as follows (in millions):


- ----------------------------------------------------------------------
                                                   1994         1993
- ----------------------------------------------------------------------
 Fair value of assets at year-end               $1,040.3     $1,139.4
                                                ---------------------
 Actuarially determined present value of:
   Vested benefit obligations                      545.1        612.4
   Nonvested benefit obligations                     7.8          9.0
                                                ---------------------
   Accumulated benefit obligations                 552.9        621.4
   Additional amounts related to
    projected compensation increases                84.3        100.0
                                                ---------------------
   Projected benefit obligations                   637.2        721.4
                                                ---------------------
 Fair value of assets in excess of
   projected benefit obligations                   403.1        418.0
 Adjustment for difference in book and
   tax basis of assets                            (165.1)      (167.1)
 Unamortized prior service costs
   resulting from improved Plan benefits            71.0         61.8
 Net loss (gain) from actuarial experience
   which has not been recognized in the
   consolidated financial statements                10.6         (5.6)
                                                ---------------------
 Prepaid pension costs                          $  319.6     $  307.1
                                                =====================



Multi-Employer Pension Plans

Safeway participates in various multi-employer pension plans, covering virtually all Company employees not covered under the Company's non-contributory pension plans, pursuant to agreements between the Company and employee bargaining units which are members of such plans. These plans are generally defined benefit plans; however, in many cases, specific benefit levels are not negotiated with or known by the employer-contributors. Contributions of $70 million in both 1994 and 1993, and $100 million in 1992 were made and charged to income.

    Under U.S. legislation regarding such pension plans, a company is required to continue funding its proportionate share of a plan's unfunded vested benefits in the event of withdrawal (as defined by the legislation) from a plan or plan termination. Safeway participates in a number of these pension plans, and the potential obligation as a participant in these plans may be significant. The information required to determine the total amount of this contingent obligation, as well as the total amount of accumulated benefits and net assets of such plans, is not readily available. During 1988 and 1987, the Company sold certain operations. In most cases the party acquiring an operation agreed to continue making contributions to the plans. Safeway is relieved of the obligations related to these sold operations to the extent the acquiring parties continue to make contributions. Whether such sales could result in withdrawal under ERISA and, if so, whether such withdrawals could result in liability to the Company, is not determinable at this time. In 1993, Safeway settled a claim by the Central States, Southeast and Southwest Pension Fund in connection with an alleged withdrawal related to sold operations. This settlement did not have a significant impact on the consolidated financial statements.

Retirement Restoration Plan

The Retirement Restoration Plan (the successor to the Senior Executive Supplemental Benefit Plan) provides death benefits and supplemental income payments after retirement for senior executives. The Company recognized expense of $1.7 million in 1994, $7.8 million in 1993, and $6.4 million in 1992. The aggregate projected benefit obligation of the Retirement Restoration Plan was approximately $38.4 million at year-end 1994 and $45.4 million at year-end 1993.

Postretirement Benefits Other Than Pensions

In addition to pension and the Retirement Restoration Plan benefits, the Company sponsors postretirement plans that provide medical and life insurance benefits to certain salaried employees. Retirees share a portion of the cost of the postretirement medical plans. Safeway pays all of the cost of the life insurance plans. The plans are not funded.

    In 1992, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," which requires accrual of the expected cost of such postretirement benefits during employee service periods. The cumulative effect of adoption was $10.5 million ($0.09 per share). At year-end 1994 and 1993, the Company's accumulated postretirement benefit obligation ("APBO") was $25.5 million and $26.9 million. The APBO represents the actuarial present value of benefits expected to be paid after retirement. Postretirement expense was $2.9 million in 1994 and $2.8 million in both 1993 and 1992.

    The significant assumptions used to determine the periodic postretirement benefit expense and the APBO were as follows:

- -----------------------------------------------------
                                       1994      1993
- -----------------------------------------------------
 Discount rate                         8.0%      7.0%
 Rate of salary increase               5.5       5.5


    A 13% annual rate of increase in the per capita cost of postretirement medical benefits was assumed for 1994. The rate was assumed to decrease gradually to 6% for 2006 and remain at that level thereafter. If the health care cost trend rate assumptions were increased by 1% in each year, the APBO as of year-end 1994 would increase $1.0 million, and the net periodic postretirement benefit expense for 1994 would increase $0.2 million. Retiree contributions have historically been adjusted when plan costs increase. The APBO for the medical plans anticipates future cost-sharing changes to the written plan that are consistent with the Company's past practice.


                      H. COMMITMENTS AND CONTINGENCIES

Legal Matters

In July 1988, there was a major fire at the Company's dry grocery warehouse in Richmond, California. Through January 27, 1995, approximately 125,000 claims for personal injury and property damage arising from the fire had been settled for an aggregate amount of approximately $119 million. The Company's loss as a result of the fire damage to its property and settlement of the above claims was substantially covered by insurance.

    As of January 27, 1995, there were still pending approximately 2,600 claims against the Company for personal injury (including punitive damages) and approximately 2,500 separate claims against the Company for property damage arising from the smoke, ash and embers generated by the fire. A substantial percentage of these claims have been asserted in lawsuits against the Company filed in the Superior Court for Alameda County, California. Although no persons died or were injured in the fire itself, the claims include wrongful death actions based on the grounds that pre-existing health conditions were aggravated by smoke, ash or embers from the fire. There can be no assurance that the pending claims will be settled or otherwise disposed of for amounts and on terms comparable to those settled to date. The Company's excess insurance carrier asserted that its liability policy does not cover third-party claims against the Company arising from the fire because of the policy's pollution exclusion and notice provisions in the exclusion. In 1994, a panel of arbitrators in London rendered a decision in Safeway's favor, ruling that Safeway is entitled to be indemnified by the carrier under the policy. Safeway believes that coverage under the policy will be sufficient and available for resolution of all remaining third-party claims arising out of the fire.

    In February 1988, the Company sold its Kansas City Division to a company formed by Morgan, Lewis, Githen & Ahn Fund I and financed principally by the Prudential Insurance Company of America. In January 1993, the buyer (Food Barn Stores, Inc.) filed a voluntary petition under Chapter 11 of the U. S. Bankruptcy Code, and the plan of reorganization was confirmed in July 1994. In January 1995, Food Barn filed suit against the Company and others in the U. S. Bankruptcy Court for the Western District of Missouri. In its complaint, Food Barn alleges that (i) the 1988 transaction was a fraudulent conveyance under New York law and (ii) the Company defrauded Food Barn and fraudulently induced it to enter into the February 1988 transaction. Food Barn seeks compensatory damages estimated to approximate $216 million plus interest, and $100 million in punitive damages. Safeway believes that it has numerous meritorious defenses, and intends to defend itself vigorously, in this case.

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

Commitments

The Company has commitments under contracts for the purchase of property and equipment and for the construction of buildings. Portions of such contracts not completed at year-end are not reflected in the consolidated financial statements. These unrecorded commitments were $25 million at year-end 1994.

                        I. INVESTMENTS IN AFFILIATES

Investments in affiliates consists of a 35% interest in Vons, which operates 336 grocery stores located mostly in southern California, and a 49% interest in Casa Ley, which operates 70 stores in western Mexico.

    At year-end 1994, the Company owned 15.1 million common shares, or 35% of total Vons shares outstanding. The Company's recorded investment in Vons was $236.9 million (including goodwill of $46.9 million) at year-end 1994 and $225.3 million (including goodwill of $48.3 million) at year-end 1993. Goodwill is being amortized over 40 years. At year-end 1994, the aggregate market value quoted on the New York Stock Exchange of Safeway's shares of Vons stock was $272.3 million.

    Summarized financial information derived from Vons' financial reports to the Securities and Exchange Commission was as follows (in millions):


- --------------------------------------------------------
                                OCTOBER 9,   October 10,
 Financial Position                1994         1993
- --------------------------------------------------------
 Current assets                  $  445.5       $  477.6
 Property and equipment, net      1,224.1        1,149.1
 Other assets                       557.8          561.3
                                 -----------------------
 Total assets                    $2,227.4       $2,188.0
                                 =======================
 Current liabilities             $  535.3       $  496.6
 Long-term obligations            1,148.7        1,185.4
 Shareholders' equity               543.4          506.0
                                 -----------------------
Total liabilities and
   shareholders' equity          $2,227.4       $2,188.0
                                 =======================


- ---------------------------------------------------------------------------------
                               52 WEEKS ENDED    53 Weeks Ended    52 Weeks Ended
                                  OCTOBER 9,      October 10,        October 4,
Results of Operations                1994            1993               1992
- ---------------------------------------------------------------------------------
 Sales                           $ 4,990.9        $ 5,263.6           $ 5,475.5
 Cost of sales and
   other expenses                 (4,954.5)        (5,221.9)           (5,402.4)
                                 ----------------------------------------------
 Income before
   extraordinary item
   and effect of
   accounting changes                 36.4             41.7                73.1
 Extraordinary item                     --             (1.5)              (16.1)
                                 ----------------------------------------------
 Income before
   effect of accounting
   changes                        $   36.4        $    40.2           $    57.0
                                 ==============================================

    Safeway's equity in Vons' income before the effect of accounting changes was $11.6 million in 1994, $12.9 million in 1993, and $18.6 million in 1992. The Company records its equity in Vons' net income on a one-quarter delay basis. In addition to lower operating income, Vons reported restructuring charges which decreased Safeway's equity in Vons' earnings by $3.9 million in 1994 and $11.7 million in 1993. According to Vons, these restructuring charges included anticipated expenses associated with a program to close under-performing stores and reduce work force.

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

     Income from Safeway's equity investment in Casa Ley fell to $15.7 million in 1994 from $20.6 million in 1993 and $20.5 million in 1992 due to changes in the competitive environment in Mexico.

    Casa Ley had total assets of $448.4 million and $365.5 million as of September 30, 1994 and 1993 based on financial information provided by Casa Ley. Sales were $1,052.4 million and net income was $32.0 million for the 12 months ended September 30, 1994. Sales were $925.8 million and net income was $39.5 million for the 12 months ended September 30, 1993. Sales were $752.7 million and net income was $33.8 million for the 12 months ended September 30, 1992.


                       J. RELATED PARTY TRANSACTIONS

KKR provides management, consulting and financial services to the Company for an annual fee. Such services include, but are not necessarily limited to, advice and assistance concerning any and all aspects of the operation, planning and financing of the Company. Payments for management fees, special services and reimbursement of expenses were $980,000 in 1994, $907,000 in 1993 and $826,000 in 1992.

    The Company holds an 80% interest in Property Development Associates ("PDA"), a partnership formed in 1987 with a company controlled by an affiliate of KKR, to purchase, manage and dispose of certain Safeway facilities which are no longer used in the retail grocery business. The financial statements of PDA are consolidated with those of the Company, and a minority interest of $23.0 million and $19.3 million at year-end 1994 and 1993 is included in accrued claims and other liabilities in the accompanying consolidated balance sheet. During 1994, the Company contributed to PDA nine properties no longer used in its retail grocery business which had an aggregate net book value of $9.7 million. In 1993, the Company contributed seven such properties having a net book value of $2.5 million to PDA. No gains or losses were recognized on these transactions. The minority partner contributed cash in an amount sufficient to maintain its 20% ownership. Safeway paid PDA $1.1 million in 1994, $2.0 million in 1993 and $1.5 million in 1992 for reimbursement of expenses related to management and real estate services provided by PDA.

    During 1994, Safeway began selling products to Vons for resale under their private label. Sales to Vons in 1994 were $19.5 million, and cost of sales was $18.5 million.



                K. FINANCIAL INFORMATION BY GEOGRAPHIC AREA


- ---------------------------------------------------------------------------------------------------------
(In millions)                                                United States        Canada         Total
- ---------------------------------------------------------------------------------------------------------
1994:
 SALES                                                           $12,240.1       $3,386.5      $15,626.6
 GROSS PROFIT                                                      3,409.7          840.3        4,250.0
 OPERATING PROFIT                                                    490.9          121.2          612.1
 INCOME BEFORE INCOME TAXES AND EXTRAORDINARY LOSS                   337.7           86.4          424.1
 NET WORKING CAPITAL (DEFICIT)                                      (372.5)         (13.5)        (386.0)
 TOTAL ASSETS                                                      4,171.3          850.8        5,022.1
 NET ASSETS                                                          386.6          257.2          643.8

1993:
 Sales                                                           $11,756.0       $3,458.5      $15,214.5
 Gross profit                                                      3,269.0          814.4        4,083.4
 Operating profit                                                    436.3            5.2          441.5
 Income (loss) before income taxes                                   252.3          (36.0)         216.3
 Net working capital (deficit)                                      (276.3)          66.5         (209.8)
 Total assets                                                      4,084.0          990.7        5,074.7
 Net assets                                                          169.1          213.8          382.9

1992:
 Sales                                                           $11,547.1       $3,604.8      $15,151.9
 Gross profit                                                      3,164.6          941.8        4,106.4
 Operating profit                                                    330.1          111.5          441.6
 Income before income taxes, extraordinary loss and
  cumulative effect of accounting changes                            137.3           60.1          197.4
 Net working capital (deficit)                                       (67.2)         126.9           59.7
 Total assets                                                      4,177.5        1,048.3        5,225.8
 Net assets                                                           12.8          230.3          243.1


                    L. QUARTERLY INFORMATION (UNAUDITED)

The summarized quarterly financial data presented below reflect all adjustments which, in the opinion of management, are of a normal and recurring nature necessary to present fairly the results of operations for the periods presented. In 1994, Safeway began classifying advertising expenses as cost of goods sold. Advertising expenses were previously included in operating and administrative expenses. All prior periods have been reclassified to conform to the 1994 presentation.

- -------------------------------------------------------------------------------------------------------------------
(In millions, except per-share amounts)                          Last          Third         Second         First
                                                  Year         16 Weeks      12 Weeks       12 Weeks      12 Weeks
- -------------------------------------------------------------------------------------------------------------------
1994
SALES                                         $15,626.6       $4,890.3      $3,631.8       $3,612.7       $3,491.8
GROSS PROFIT                                    4,250.0        1,335.2(1)      991.1          983.2          940.5
OPERATING PROFIT                                  612.1          199.5         148.5          146.7          117.4
INCOME BEFORE INCOME TAXES AND
  EXTRAORDINARY LOSS                              424.1          140.4         106.8          103.4           73.5
EXTRAORDINARY LOSS RELATED TO EARLY
  RETIREMENT OF DEBT                              (10.5)          (0.4)         (2.7)          (7.4)           --
NET INCOME                                        239.7           85.3          61.0           51.5           41.9

INCOME PER COMMON SHARE AND COMMON
  SHARE EQUIVALENT:
   PRIMARY
    INCOME BEFORE EXTRAORDINARY LOSS          $    2.05       $   0.69      $   0.52       $   0.48       $   0.34
    EXTRAORDINARY LOSS                            (0.09)            --         (0.02)         (0.06)            --
                                              ---------------------------------------------------------------------
     NET INCOME                               $    1.96       $   0.69      $   0.50       $   0.42       $   0.34
                                              =====================================================================
   FULLY DILUTED
    INCOME BEFORE EXTRAORDINARY LOSS          $    2.02       $   0.69      $   0.52       $   0.48       $   0.34
        EXTRAORDINARY LOSS                        (0.08)            --         (0.02)         (0.06)            --
                                              ---------------------------------------------------------------------
     NET INCOME                               $    1.94       $   0.69      $   0.50       $   0.42       $   0.34
                                              =====================================================================
PRICE RANGE, NEW YORK STOCK EXCHANGE          $   19-1/2      $  26-5/8     $  23-3/8      $  21-7/8      $  19-1/2
                                               to 31-7/8      to 31-7/8     to 27-7/8      to 26-1/4      to 26-7/8


- -------------------------------------------------------------------------------------------------------------------
(In millions, except per-share amounts)                        Last           Third         Second         First
                                                Year         16 Weeks       12 Weeks       12 Weeks      12 Weeks
- -------------------------------------------------------------------------------------------------------------------
1993
Sales                                         $15,214.5       $4,701.6      $3,558.9       $3,549.4       $3,404.6
Gross profit                                    4,083.4        1,263.2(1)      957.0          949.6          913.6
Operating profit                                  441.5          161.3         121.1          116.8(2)        42.3(2)
Income (loss) before income taxes                 216.3           82.2          74.0           63.2           (3.1)
Net income (loss)                                 123.3           46.9(3)       42.1           36.0(2)        (1.7)(2)

Income (loss) per common share and common
  share equivalent:
   Primary                                    $    1.02       $   0.38      $   0.35       $   0.30       $  (0.02)
   Fully diluted                                   1.00           0.38          0.34           0.30          (0.02)
Price range, New York Stock Exchange          $   11-3/8      $   18-1/8    $  14-7/8      $  13-1/2      $  11-3/8
                                               to 22-1/2       to 22-1/2    to 19-1/8      to 16-3/8      to 14-1/8

Note 1. The LIFO charge to cost of goods sold for the first 36 weeks of each year is based upon estimated annual inflation ("LIFO Indices"). Actual LIFO Indices are calculated during the fourth quarter of the year based upon a statistical sampling of inventories. Accordingly, fourth quarter pre-tax earnings were increased by $4.2 million in 1994 and $9.2 million in 1993.

Note 2. Severance paid for a voluntary employee buyout in Alberta, Canada reduced operating profit and net income by $50.0 million and $27.5 million for the first quarter of 1993 and by $4.9 million and $2.7 million for the second quarter of 1993.

Note 3. Restructuring charges recorded by Vons reduced Safeway's net income in the fourth quarter of 1993 by $8.7 million.

COMPUTATION OF EARNINGS PER COMMON SHARE AND
COMMON SHARE EQUIVALENT (UNAUDITED)
Safeway Inc. and Subsidiaries

- --------------------------------------------------------------------------------------------------------------------
                                                         1994                    1993                    1992
                                                 -------------------      ------------------     -------------------
(In millions, except per-share amounts)           FULLY                    Fully                   Fully
                                                 DILUTED     PRIMARY      Diluted    Primary      Diluted    Primary
- --------------------------------------------------------------------------------------------------------------------
Income before extraordinary loss and
   cumulative effect of accounting changes      $  250.2    $ 250.2     $  123.3    $ 123.3      $  98.4    $  98.4
Extraordinary loss                                 (10.5)     (10.5)         --          --        (27.8)     (27.8)
Cumulative effect of accounting changes              --          --          --          --        (27.1)     (27.1)
                                                -------------------------------------------------------------------
Net income                                      $  239.7    $ 239.7     $  123.3    $ 123.3      $  43.5    $  43.5
                                                ===================================================================
Weighted average common shares outstanding         104.9      102.9        101.5       99.6         98.8       98.6
Common share equivalents                            18.7       19.1         21.9       21.4         20.2       20.4
Weighted average common shares and              -------------------------------------------------------------------
   common share equivalents                        123.6      122.0        123.4      121.0        119.0      119.0
                                                ===================================================================
Earnings per common share and common
  share equivalent:
     Income before extraordinary loss
       and cumulative effect of accounting
       changes                                  $  2.02     $  2.05     $   1.00    $  1.02      $  0.83    $  0.83
     Extraordinary loss                           (0.08)      (0.09)         --          --        (0.23)     (0.23)
     Cumulative effect of accounting changes         --          --          --         --         (0.23)     (0.23)
                                                -------------------------------------------------------------------
     Net income                                 $  1.94     $  1.96     $   1.00    $  1.02      $  0.37    $  0.37
                                                ===================================================================
Calculation of common share equivalents:
     Options and warrants to purchase
       common shares                                26.9       28.2         29.4       30.2         28.0       28.2
     Common shares assumed purchased with
       potential proceeds                           (8.2)      (9.1)        (7.5)      (8.8)        (7.8)      (7.8)
                                                -------------------------------------------------------------------
     Common share equivalents                       18.7       19.1         21.9       21.4         20.2       20.4
                                                ===================================================================

Calculation of common shares assumed
  purchased with potential proceeds:
       Potential proceeds from exercise of
       options and warrants to purchase
         common shares                          $  262.9    $ 237.5     $  157.2    $ 146.5      $ 110.6    $ 111.5
     Common stock price used under the
       treasury stock method                    $  31.88    $ 25.96     $  21.25    $ 16.60      $ 14.26    $ 14.26
     Common shares assumed purchased
       with potential proceeds                       8.2        9.1          7.5        8.8          7.8        7.8


                              MANAGEMENT'S REPORT

Financial Statements. Safeway Inc. is responsible for the preparation, integrity and fair presentation of its published financial statements. The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles and necessarily include amounts that are based on judgments and estimates made by management. Safeway also prepared the other information included in this annual report and is responsible for its accuracy and consistency with the financial statements.

    The financial statements have been audited by Deloitte & Touche LLP, independent auditors, which was given unrestricted access to all financial records and related data, including minutes of all meetings of stockholders, the Board of Directors, and committees of the Board. Safeway believes that all representations made to the independent auditors during their audit were valid and appropriate. The report of Deloitte & Touche LLP is presented below.

Internal Control System. Safeway maintains a system of internal control over financial reporting, which is designed to provide reasonable assurance to management and the Board of Directors regarding the preparation of reliable published financial statements. The system includes a documented organizational structure and division of responsibility, established policies and procedures including a code of conduct to foster a strong ethical climate, which are communicated throughout Safeway, and the careful selection, training and development of employees. Internal auditors monitor the operation of the internal control system and report findings and recommendations to management and the Board, and corrective actions are taken to address control deficiencies and other opportunities for improving the system as they are identified. The Board, operating through its Audit Committee, which is composed entirely of outside directors, provides oversight to the financial reporting process.

    There are inherent limitations in the effectiveness of any system of internal control, including the possibility of circumvention or overriding of controls. Accordingly, even an effective internal control system can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of an internal control system can change with circumstances. As of December 31, 1994, Safeway believes its system of internal controls over financial reporting was effective for providing reliable financial statements.


/s/ Steven A. Burd          /s/ Julian C. Day
- ----------------------      --------------------
Steven A. Burd              Julian C. Day
President and               Executive Vice President and
Chief Executive Officer     Chief Financial Officer


                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders of Safeway Inc.:

We have audited the accompanying consolidated balance sheets of Safeway Inc. and subsidiaries as of December 31, 1994 and January 1, 1994, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three fiscal years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Safeway Inc. and subsidiaries at December 31, 1994 and January 1, 1994, and the results of their operations and their cash flows for each of the three fiscal years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

    As discussed in Note A to the consolidated financial statements, during the fiscal year ended January 2, 1993, the Company changed its methods of accounting for postretirement and postemployment benefits, and an unconsolidated equity method affiliate of the Company changed its methods of accounting for postretirement benefits and income taxes.


/s/ DELOITTE & TOUCHE LLP
- ----------------------------

Oakland, California
February 20, 1995

                            APPENDIX TO EXHIBIT 13.1

                        GRAPHIC PRESENTATION OF MATERIAL

         The following graphs in the Company's 1994 Annual Report to Stockholders are incorporated by reference in Item 7, Management's Discussion and Analysis of Financial Condition and Results of
         Operations:

         On page 13 under the section "Financial Review" is a pie graph entitled "1994 Portions of the Sales Dollar" depicting the following :

                  Cost of Goods Sold                                   72.8%
                  Operating and Administrative Expenses                23.3%
                  Operating Profit                                      3.9%

         This graph accompanies the subsection entitled "Gross Profit."

         On page 13 under the section "Financial Review" is a bar graph entitled "Operating & Administrative Expenses (% of Sales) which shows operating and administrative expenses as a percentage of sales as follows:

                           1992                      24.19%
                           1993                      23.94%
                           1994                      23.28%

         The graph has an initial value of 20% and accompanies the subsection entitled "Operating and Administrative Expenses."

         On page 14 under the section "Financial Review" is a bar graph entitled "Interest Expense" which shows interest expense (in millions) as follows:

                           1992                       $290.4
                           1993                        265.5
                           1994                        221.7

         The graph has an initial value of zero, and accompanies the subsection entitled "Interest Expense"