Form 10-K405, Exhibit 13
period 1995-12-30
SAFEWAY INC
filed 1996-03-21
CIK 86144

                                                                   Exhibit 13.1

COMPANY IN REVIEW

Safeway Inc. ("Safeway" or the "Company") is one of the world's largest food retailers, operating 1,059 stores in the United States and Canada. U.S. retail operations are located principally in northern California, Oregon, Washington and the Rocky Mountain, Southwest, and Mid-Atlantic regions. Canadian retail operations are located principally in British Columbia, Alberta and Manitoba/Saskatchewan. In support of its retail operations, Safeway has an extensive network of distribution, manufacturing and food processing facilities.

        In addition to stores operated under the Safeway name, the Company has ownership interests in two other retailers. Safeway holds a 35% interest in The Vons Companies, Inc. ("Vons"), which operates 329 grocery stores located mostly in southern California, and a 49% interest in Casa Ley, S.A. de C.V. ("Casa Ley"), which operates 71 food and general merchandise stores in western Mexico.

Retail Operations

        STORES

        Safeway operates stores ranging in size from approximately 7,200 square feet to over 60,000 square feet. Safeway determines the size of a new store based on a number of considerations, including the needs of the community the store serves, the location and site plan, and the estimated return on capital invested. Most stores offer a wide selection of both food and general merchandise and feature a variety of specialty departments which historically have enhanced operating margins. In most of Safeway's larger stores, specialty departments are showcased in each corner and along the perimeter walls of the store to create a pleasant shopping atmosphere. Safeway's primary new store prototype is 55,000 square feet and is designed to accommodate changing consumer needs and to achieve certain operating efficiencies.

        Safeway continues to operate a number of smaller stores which offer an extensive selection of food and general merchandise, and generally include one or more specialty departments. These stores remain an important part of the Company's store network in smaller communities and certain other locations where larger stores may not be feasible because of space limitations and/or community needs or restrictions.

        Stores opened in 1995 averaged 51,200 square feet. The following table summarizes Safeway's stores by size at year-end 1995:

                                                       Number of      Percent of
                                                         Stores         Total
                                                       -------------------------
Less than 30,000 square feet                               307            29%
30,000 to 50,000                                           581            55
More than 50,000 ..........................                171            16
                                                         -----           ---
Total stores ..............................              1,059           100%
                                                         -----           ---

        STORE OWNERSHIP

        At year-end 1995, Safeway owned one-third and leased two-thirds of its stores. In recent years, the Company has preferred ownership because it provides control and flexibility with respect to financing terms, remodeling, expansions and closures.

        MERCHANDISING

        Safeway's merchandising strategy is to provide maximum value to its customers by maintaining high store standards and offering high quality products at competitive prices.

        The Company has intensified its efforts to elevate store standards and provide friendly, helpful customer service. Safeway has worked to improve in-stock conditions, enhance the presentation of perishable merchandise, and provide faster, more efficient checkout by installing debit/credit card and check authorization systems. Specialty departments and special services available in many stores, including video tape rentals, photo processing counters, in-store automatic teller machines and bank branches, are designed to provide one-stop shopping for today's busy shopper.

        Since 1993, Safeway has introduced a line of over 400 premium private label products under the banner "Safeway SELECT." These products include soft drinks, pastas and pasta sauces, salsa, whole bean coffee, cookies, ice cream, yogurt, pet foods and laundry detergent. The line also includes Safeway SELECT "Enlighten" items such as no-fat salad dressings and low sodium quick lunches. In 1995, Safeway introduced the Safeway SELECT "Gourmet Club," a line of frozen entrees which includes items such as lasagna, gourmet macaroni and cheese, pre-seasoned ground beef patties, and barbecued spare ribs. Safeway SELECT products are designed to offer value-conscious consumers premium quality products at prices lower than comparable national brands. The Company plans to continue introducing more Safeway SELECT items over the next few years. Safeway also offers a wide selection of private label products under well-known and respected brand names such as Safeway, Lucerne and Mrs. Wright's.

        Safeway offers high quality perishables in the produce, meat, dairy, seafood, bakery and delicatessen departments. The Company continually refines its merchandising strategies to identify and accommodate changing demographics, lifestyles and product preferences of its customers.

        The Company offers competitive prices for today's value-conscious consumers, and features a line of Valu Pack merchandise which includes more than 100 of the large-size products most frequently purchased at membership club stores.



Manufacturing and Wholesale Operations

        The principal function of manufacturing operations is to purchase, manufacture and process private label merchandise sold in Safeway stores under brand names such as Safeway, Lucerne, Mrs. Wright's and Safeway SELECT. As measured by sales, approximately two-thirds of Safeway SELECT merchandise and approximately half of other private label merchandise is manufactured in company-owned plants. The remainder of such private label merchandise is purchased from third parties.

        During 1994, Safeway began a review to identify manufacturing operations in the U.S. that do not provide acceptable returns. This review resulted in the closure of six plants and a reorganization of the manufacturing division administrative office during 1994, and the closure of five plants during 1995. The ongoing review of all remaining manufacturing operations, including Canadian facilities, may result in additional plant closures.

        Safeway's Canadian subsidiary has a wholesale operation that distributes both national brands and private label products to independent grocery stores and institutional customers.

        Safeway operated the following manufacturing and processing facilities at year-end 1995:

                                                                U.S.      Canada
                                                                ----------------
Milk plants                                                      6           3
Bread baking plants                                              5           2
Ice cream plants                                                 4           3
Cheese packaging plants                                          1           1
Soft drink bottling plants                                       4           -
Fruit and vegetable processing plants                            2           4
Other food processing plants                                     3           4
Pet food plant...............................................    1           -
                                                                --          --
Total........................................................   26          17
                                                                --          --

        In addition, the Company operates laboratory facilities for quality assurance and research and development in certain of its plants and at its U.S. manufacturing headquarters in Walnut Creek, California.



Distribution

        Each of Safeway's retail operating areas is served by a regional distribution center consisting of one or more facilities. Safeway owns 11 distribution/warehousing centers (seven in the United States and four in Canada), which collectively provide the majority of all products to Safeway stores. Safeway's northern California distribution center is operated by a third party. Management regularly reviews distribution operations to ensure that these operations support their operating areas in a cost-effective manner.

Capital Expenditure Program

        A key component of the Company's long-term strategy is its capital expenditure program. The Company's capital expenditure program funds new stores, remodels, advances in information technology, and other facilities, including plant and distribution facilities and corporate headquarters. In the last several years, Safeway management has significantly strengthened its program to select and approve new capital investments.

        The table below reconciles cash paid for property additions reflected in the Consolidated Statements of Cash Flows to a broader definition of capital expenditures (dollars in millions):

                                          1995            1994            1993
                                         --------------------------------------
Cash paid for
  property additions                     $450.9          $339.9          $245.3
Less: Purchases of
        previously leased
        properties                         (9.9)          (54.5)          (21.4)
Plus: Present value of all
        lease obligations
        incurred                           62.2            55.5            58.8
      Mortgage notes
        assumed in property
        acquisitions..................        -            11.3             7.5
                                         ------          ------          ------
Total capital expenditures............   $503.2          $352.2          $290.2
                                         ------          ------          ------
Capital expenditures as
  a percent of sales                        3.1%            2.3%            1.9%
New stores opened                            32              20              14
Stores closed or sold*                       35              36              39
Remodels                                    108              71              45
Total retail square footage
  (in millions)                            40.1            39.5            39.4

* 1993 includes 15 stores sold to Farm Fresh, Inc.

        Improved operations and lower project costs have raised the return on capital projects, allowing Safeway to increase capital expenditures to $503 million in 1995 from $352 million in 1994 and $290 million in 1993. In 1996, Safeway expects to spend approximately $550 million for capital expenditures to open 30 to 35 new stores and complete more than 100 remodels.

        Management regularly reviews the performance of individual stores and other facilities on the basis of a variety of economic factors. Upon the decision to close a store or other facility, the Company accrues estimated future losses, if any, which may include lease payments or other costs of holding the facility, net of estimated future income. As of year-end 1995, Safeway had an accrued liability of $30.8 million for the anticipated future closure of 48 stores and $18.6 million for the anticipated future closure of other facilities.



Performance-Based Compensation

        The Company has performance-based compensation plans that cover approximately 7,000 management employees. Performance-based compensation plans set overall bonus levels based upon both operating results and working capital management. Individual bonuses are based on job performance. Certain employees are covered by capital investment bonus plans which measure the performance of capital projects based on operating performance over several years.

                    FIVE-YEAR SUMMARY FINANCIAL INFORMATION


Safeway Inc. and Subsidiaries





                                                         52 Weeks     52 Weeks      52 Weeks     53 Weeks     52 Weeks
(Dollars in millions, except per-share amounts)            1995         1994          1993         1992         1991
                                                        --------------------------------------------------------------
RESULTS OF OPERATIONS
Sales.................................................  $16,397.5    $15,626.6     $15,214.5    $15,151.9    $15,119.2
                                                        ---------    ---------     ---------    ---------    ---------
Gross profit                                              4,453.8      4,250.0       4,083.4      4,106.4      4,059.1
Operating and administrative expense                     (3,726.4)    (3,637.9)     (3,641.9)    (3,664.8)    (3,510.8)
AppleTree charge .....................................          -            -             -            -       (115.0)
                                                        ---------    ---------     ---------    ---------    ---------
Operating profit                                            727.4        612.1         441.5        441.6        433.3
Interest expense                                           (199.8)      (221.7)       (265.5)      (290.4)      (355.4)
Equity in earnings of unconsolidated affiliates              26.9         27.3          33.5         39.1         45.8
Gain on common stock offering by
   unconsolidated affiliate                                     -            -             -            -         27.4
Other income, net.....................................        2.0          6.4           6.8          7.1         15.1
                                                        ---------    ---------     ---------    ---------    ---------
Income before income taxes,
   extraordinary loss and cumulative effect
   of accounting changes                                    556.5        424.1         216.3        197.4        166.2
Income taxes..........................................     (228.2)      (173.9)        (93.0)       (99.0)       (87.2)
                                                        ---------    ---------     ---------    ---------    ---------
Income before extraordinary loss and
   cumulative effect of accounting changes                  328.3        250.2         123.3         98.4         79.0
Extraordinary loss, net of tax benefit of
   $1.3, $6.7, $17.1 and $14.9                               (2.0)       (10.5)            -        (27.8)       (24.1)
Cumulative effect of accounting changes,
   net of tax benefit of $12.0........................          -            -             -        (27.1)           -
                                                        ---------    ---------     ---------    ---------    ---------
Net income ...........................................  $   326.3    $   239.7     $   123.3    $    43.5    $    54.9
                                                        ---------    ---------     ---------    ---------    ---------
Earnings per common share and common
   share equivalent (fully diluted) (Note 1):
     Income before extraordinary loss and
       cumulative effect of accounting changes          $    1.35    $     1.01    $    0.50    $    0.41    $    0.34
     Extraordinary loss                                     (0.01)        (0.04)           -        (0.12)       (0.10)
     Cumulative effect of accounting changes .........          -             -            -        (0.11)           -
                                                        ---------    ---------     ---------    ---------    ---------
     Net income ......................................  $    1.34    $     0.97    $    0.50    $    0.18    $    0.24
                                                        ---------    ---------     ---------    ---------    ---------
FINANCIAL STATISTICS
Same-store sales (Note 2)                                     4.6%          4.4%         2.1%        (1.6%)      (0.3%)
Gross profit margin                                          27.2%         27.2%        26.8%        27.1%        26.8%
Operating and administrative expense
   as a percent of sales                                    22.73%        23.28%       23.94%       24.19%       23.22%
Operating profit margin                                       4.4%          3.9%         2.9%         2.9%         2.9%
Capital expenditures                                    $   503.2    $    352.2    $   290.2    $   553.4    $   635.0
Depreciation and amortization                               329.7         326.4        330.2        320.3        295.9
Total assets                                              5,194.3       5,022.1      5,074.7      5,225.8      5,170.7
Total debt                                                2,190.2       2,196.1      2,689.2      3,048.6      3,066.0
Stockholders' equity                                        795.5         643.8        382.9        243.1        214.4
Weighted average common shares and common
   share equivalents (fully diluted)
     (in millions) (Note 1)                                 243.5         247.1        246.9        238.0        230.4
OTHER STATISTICS
Stores opened during the year                                  32            20           14           35           33
Stores closed or sold during the year                          35            36           39           49           37
Total stores at year-end                                    1,059         1,062        1,078        1,103        1,117
Remodels completed during the year (Note 3)                   108            71           45           63           77
Total retail square footage at year-end (in millions)        40.1          39.5         39.4         39.7         38.9

Note 1. Amounts have been restated to reflect the two-for-one stock split effected January 30, 1996.

Note 2. Reflects sales increases (decreases) for stores operating the entire measurement period in both the current and prior periods and does not include replacement stores.

Note 3. Defined as store projects (other than maintenance) generally requiring expenditures in excess of $200,000.

FINANCIAL REVIEW

Results of Operations

        Safeway's net income was $326.3 million ($1.34 per share) in 1995, $239.7 million ($0.97 per share) in 1994, and $123.3 million ($0.50 per share) in 1993. In 1995 and 1994, income before extraordinary items was $328.3 million ($1.35 per share) and $250.2 million ($1.01 per share). A nine-day strike during the second quarter of 1995 affected 208 stores in northern California and reduced 1995 earnings per share by an estimated $0.025 per share. In 1993, severance paid for a voluntary employee buyout in Alberta, Canada reduced net income by $30.2 million ($0.12 per share). Per-share amounts have been restated to reflect a two-for-one common stock split which was effected in January 1996.

                                  [BAR CHART]

                                   NET INCOME
                                 (In Millions)

                               1993       $123.3
                               1994        239.7
                               1995        326.3

        SALES

        Sales were $16.4 billion in 1995, $15.6 billion in 1994, and $15.2 billion in 1993. Annual same-store sales increased 4.6% in 1995 and 4.4% in 1994. Through year-end 1995, Safeway had achieved ten consecutive quarters of same-store sales increases in excess of 3%. Safeway has reinvested cost savings into more competitive pricing and improved store standards and customer service, which Safeway believes has resulted in increased sales. Safeway's efforts to upgrade store standards and customer service have focused on improving store appearance, in-stock condition, employee friendliness, and speed of checkout. In addition, management believes that the successful introduction of the Safeway SELECT line of premium quality private label products in early 1993 has also contributed to sales growth.

                                  [PIE CHART]

                       1995 PORTIONS OF THE SALES DOLLAR

                 Cost of Goods Sold                     72.9%
                 Operating & Administrative Expense     22.7
                 Operating profit                        4.4

        GROSS PROFIT

        Gross profit represents the portion of sales revenue remaining after deducting the costs of inventory sold during the period, including purchase and distribution costs. Gross profit in 1995 of 27.2% was flat compared to 1994, and up from 26.8% in 1993. In 1995, Safeway continued to make progress in lowering its cost of sales, but invested the savings in pricing to maintain its competitive position. The Company has controlled its cost of sales primarily through better buying practices, lower advertising expenses, distribution efficiencies, and manufacturing plant closures and consolidations. The improvement in 1994 also reflects the price recovery in Alberta following a 1993 price war, the disposal of stores with low gross margins in Richmond, Virginia, and company-wide improvements to bakery operations.

        OPERATING AND ADMINISTRATIVE EXPENSE

        Operating and administrative expense as a percentage of sales has declined each year since 1992 due to both sales increases and cost control. Efforts to reduce or control costs have included overhead reduction in the Company's administrative support functions, negotiation of competitive labor agreements, store level work simplification, consolidation of the Company's information technology operations, elimination of corporate perquisites, and the general encouragement of a "culture of thrift" among employees. As a result, operating and administrative expense fell to 22.73% of sales in 1995, from 23.28% in 1994 and 23.94% in 1993 (23.58% excluding the Alberta buyout).

        During 1993, Safeway recorded a charge for the Alberta buyout, reducing operating profit by $54.9 million and net income by $30.2 million ($0.12 per share). The new labor contract in Alberta significantly reduced a competitive wage disparity in that area. Savings from the contract were offset during 1993 by increased costs associated with training new employees. Productivity returned to normal levels in 1994.

        The Company is currently considering ways to reduce the high costs associated with the physical condition and layout of the distribution center in Landover, Maryland, which serves the Company's stores in the Mid-Atlantic region. The Company is evaluating the feasibility of replacing the current distribution center with a new facility or contracting with a third party to provide distribution services. Management does not expect to be able to determine the impact of these alternatives on the Company's operations until it has completed its review. However, management expects that there would be potentially significant one-time expenses associated with either alternative.

INTEREST EXPENSE

Interest expense fell to $199.8 million in 1995 from $221.7 million in 1994 and $265.5 million in 1993. In 1995 and 1994, interest expense declined primarily due to lower average debt outstanding resulting from Safeway's strong cash flow from operations, and the replacement of high interest rate long-term debt with short-term floating rate debt.

                                  [BAR CHART]

                                INTEREST EXPENSE
                                 (In Millions)

                                1993      $265.5
                                1994       221.7
                                1995       199.8

        EQUITY IN EARNINGS OF UNCONSOLIDATED AFFILIATES

        Equity in earnings of unconsolidated affiliates, recorded on a one-quarter delay basis, fell slightly to $26.9 million in 1995, from $27.3 million in 1994 and $33.5 million in 1993. Safeway holds a 35% interest in Vons, which operates 329 grocery stores located mostly in southern California, and a 49% interest in Casa Ley, which operates 71 food and general merchandise stores in western Mexico.

        Safeway's share of Vons' earnings was $18.3 million in 1995, compared to $11.6 million in 1994, and $12.9 million in 1993. According to Vons' financial reports to the Securities and Exchange Commission, same-store sales increased 5.3% and 3.1% for the 16 and 40 weeks ended October 8, 1995. In 1994 and 1993, Vons reported restructuring charges which decreased Safeway's share of Vons' earnings by $3.9 million and $11.7 million. According to Vons, these restructuring charges included anticipated expenses associated with a program to close underperforming stores and reduce work force.

        Income from Safeway's equity investment in Casa Ley fell to $8.6 million in 1995 from $15.7 million in 1994 and $20.6 million in 1993. Since the December 1994 devaluation of the peso, Mexico has experienced economic difficulties, including very high interest rates. Interest rates and inflation have moderated in recent months, and Casa Ley's financial results have gradually improved. Worsening of the economic situation in Mexico could have an effect on Casa Ley. However, any such effect is not expected to be material to the consolidated operating results of Safeway.

        EXTRAORDINARY LOSS

        Safeway's net income was reduced by extraordinary losses of $2.0 million ($0.01 per share) in 1995 and $10.5 million ($0.04 per share) in 1994 for the early retirement of debt. The extraordinary losses represent the payment of premiums on retired debt and the write-off of deferred finance costs, net of the related tax benefits.

        ACQUISITION OF INTEREST IN WARRANTS TO PURCHASE SAFEWAY STOCK

        SSI Equity Associates, L.P., a related party, is a limited partnership whose sole assets during 1995 consisted of warrants to purchase 27.9 million shares of Safeway common stock at $1.00 per share. In 1995, the Company acquired 50.7% of the partnership interests in SSI Equity Associates, L.P. for $196.2 million with proceeds from bank borrowings. In calculating earnings per share, Safeway considers the warrants to be common stock equivalents. Safeway estimated that, as of year-end 1995, these acquisitions would reduce common stock equivalents by about 13.6 million shares. The favorable effect on earnings per share from reducing common stock equivalents is partially offset by interest expense on the bank borrowings.

        In February 1996, SSI Equity Associates, L.P. sold or canceled warrants to purchase an aggregate of 4.5 million shares of Safeway common stock. As a result, SSI Equity Associates, L.P. currently holds warrants to purchase 23.4 million shares.

Liquidity and Financial Resources

        Operating cash flow provides a measure of the Company's ability to generate cash to pay interest and fixed charges, and facilitates the comparison of Safeway's results of operations with those of companies having different capital structures. Safeway's computation of operating cash flow is as follows (dollars in millions):

                                            1995           1994          1993
                                          ------------------------------------
Income before income taxes
   and extraordinary loss                 $  556.5        $424.1        $216.3
LIFO expense (income)                          9.5           2.7          (1.5)
Interest expense                             199.8         221.7         265.5
Depreciation and
   amortization                              329.7         326.4         330.2
Equity in earnings
   of unconsolidated
   affiliates...........................     (26.9)        (27.3)        (33.5)
                                          --------        ------        ------
Operating cash flow.....................  $1,068.6        $947.6        $777.0
                                          --------        ------        ------
As a percent of sales ..................      6.52%         6.06%         5.11%
                                          --------        ------        ------
As a multiple of
   interest expense ....................      5.35x         4.27x         2.93x
                                          --------        ------        ------

        In May 1995, Safeway entered into a new unsecured bank credit agreement (the "Credit Agreement") that is less restrictive than the Company's previous bank agreements, extends the maturity date and provides lower borrowing costs. The Credit Agreement matures in 2000 and has two one-year extension options. Safeway may borrow up to $1.15 billion under the Credit Agreement, including up to $400 million in Canada. In connection with obtaining the new Credit Agreement, all collateral securing the Company's senior subordinated notes and debentures was released.

        Management expects operating cash flow, supplemented by credit available under the Credit Agreement, to be Safeway's primary sources of long-term liquidity. Management believes that these sources will be adequate to meet the Company's requirements. At year-end 1995, the Company had total unused borrowing capacity under the Credit Agreement of $675.2 million.

        During 1995, Safeway retired $53.5 million of mortgage debt. During 1994, Safeway retired $44.2 million of senior debt and $247.9 million of senior subordinated debt primarily using proceeds from floating rate bank borrowings. Depending on market conditions, Safeway may continue to purchase and retire long-term debt.

        Annual debt maturities over the next five years are set forth in Note B of the Company's 1995 consolidated financial statements.

        As of year-end 1995, the Company had effectively converted $120.6 million of its $584.8 million of floating rate debt to fixed interest rate debt through the use of interest rate swap agreements. The significant terms of such agreements outstanding at year-end 1995 are described in Note D to the Company's 1995 consolidated financial statements.

        Interest rate swap agreements increased interest expense by $0.3 million in 1995, $4.4 million in 1994, and $8.3 million in 1993.

        Total debt of $2.19 billion at year-end 1995 remained essentially flat compared to year-end 1994, despite increased capital expenditures and the acquisition of limited partnership interests in SSI Equity Associates, L.P. for $196.2 million.

CONSOLIDATED STATEMENTS OF INCOME


Safeway Inc. and Subsidiaries




(In millions, except per-share amounts)                                        1995           1994             1993
                                                                            ----------------------------------------
Sales                                                                       $ 16,397.5     $ 15,626.6     $ 15,214.5
Cost of goods sold........................................................   (11,943.7)     (11,376.6)     (11,131.1)
                                                                            ----------     ----------     ----------
   Gross profit                                                                4,453.8        4,250.0        4,083.4
Operating and administrative expense......................................    (3,726.4)      (3,637.9)      (3,641.9)
                                                                            ----------     ----------     ----------
   Operating profit                                                              727.4          612.1          441.5
Interest expense                                                                (199.8)        (221.7)        (265.5)
Equity in earnings of unconsolidated affiliates                                   26.9           27.3           33.5
Other income, net.........................................................         2.0            6.4            6.8
                                                                            ----------     ----------     ----------
   Income before income taxes and extraordinary loss                             556.5          424.1          216.3
Income taxes..............................................................      (228.2)        (173.9)         (93.0)
                                                                            ----------     ----------     ----------
   Income before extraordinary loss                                              328.3          250.2          123.3
Extraordinary loss related to early retirement of debt, net of
   income tax benefit of $1.3 and $6.7....................................        (2.0)         (10.5)             -
                                                                            ----------     ----------     ----------
     Net income...........................................................  $    326.3     $    239.7     $    123.3
                                                                            ----------     ----------     ----------
Earnings per common share and common share equivalent:
   Primary
     Income before extraordinary loss                                       $     1.36     $     1.02     $     0.51
     Extraordinary loss...................................................       (0.01)         (0.04)             -
                                                                            ----------     ----------     ----------
       Net income.........................................................  $     1.35     $     0.98     $     0.51
                                                                            ----------     ----------     ----------
   Fully diluted
     Income before extraordinary loss                                       $     1.35     $     1.01     $     0.50
     Extraordinary loss...................................................       (0.01)         (0.04)             -
                                                                            ----------     ----------     ----------
       Net income.........................................................  $     1.34     $     0.97     $     0.50
                                                                            ----------     ----------     ----------
Weighted average common shares and common share equivalents:
   Primary                                                                       240.6          244.1          242.1
   Fully diluted                                                                 243.5          247.1          246.9


See accompanying notes to consolidated financial statements.

                           CONSOLIDATED BALANCE SHEETS


Safeway Inc. and Subsidiaries


                                                                    Year-end     Year-end
(In millions, except per-share amounts)                               1995         1994
                                                                    ---------------------
ASSETS
Current assets:
   Cash and equivalents                                             $   74.8     $   60.7
   Receivables                                                         152.7        147.9
   Merchandise inventories, net of LIFO
     reserve of $74.3 and $64.8                                      1,191.8      1,136.0
   Prepaid expenses and other current assets......................      95.5         93.0
                                                                    --------     --------
   Total current assets...........................................   1,514.8      1,437.6
                                                                    --------     --------
Property:
   Land                                                                419.4        408.9
   Buildings                                                         1,213.2      1,095.0
   Leasehold improvements                                              858.5        814.5
   Fixtures and equipment                                            1,912.7      1,765.2
   Property under capital leases..................................     283.4        291.7
                                                                    --------     --------
                                                                     4,687.2      4,375.3

   Less accumulated depreciation and amortization.................   2,094.3      1,868.9
                                                                    --------     --------

   Total property, net                                               2,592.9      2,506.4
Goodwill, net of accumulated amortization of $106.3 and $95.0          323.8        331.1
Prepaid pension costs                                                  322.4        319.6
Investments in unconsolidated affiliates                               336.0        329.3
Other assets......................................................     104.4         98.1
                                                                    --------     --------
Total assets......................................................  $5,194.3     $5,022.1
                                                                    ========     ========

                                                               Year-end     Year-end
                                                                 1995         1994
                                                               ---------------------
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
   Current maturities of notes and debentures                  $  221.4     $  152.5
   Current obligations under capital leases                        19.0         19.3
   Accounts payable                                             1,040.0      1,012.1
   Accrued salaries and wages                                     234.6        223.6
   Other accrued liabilities.................................     424.0        416.1
                                                               --------     --------
   Total current liabilities.................................   1,939.0      1,823.6
                                                               --------     --------
Long-term debt:
   Notes and debentures                                         1,783.6      1,849.5
   Obligations under capital leases..........................     166.2        174.8
                                                               --------     --------
   Total long-term debt                                         1,949.8      2,024.3
Deferred income taxes                                             108.5        128.3
Accrued claims and other liabilities.........................     401.5        402.1
                                                               --------     --------
Total liabilities............................................   4,398.8      4,378.3
                                                               --------     --------
Commitments and contingencies

Stockholders' equity:
   Common stock: par value $0.01 per share;
     300 shares authorized; 213.7 and 209.6 shares
     outstanding                                                    2.1          2.1
   Additional paid-in capital                                     684.9        654.5
   Unexercised warrants purchased                                (196.2)           -
   Cumulative translation adjustments                              20.3         29.1
   Retained earnings (accumulated deficit)...................     284.4        (41.9)
                                                               --------     --------
   Total stockholders' equity................................     795.5        643.8
                                                               --------     --------
Total liabilities and stockholders' equity...................  $5,194.3     $5,022.1
                                                               ========     ========


See accompanying notes to consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


Safeway Inc. and Subsidiaries





(In millions)                                                         1995          1994         1993
                                                                     ---------------------------------
CASH FLOW FROM OPERATIONS
Net income                                                           $ 326.3      $ 239.7      $ 123.3
Reconciliation to net cash flow from operations:
   Extraordinary loss related to early retirement of debt,
     before income tax benefit                                           3.3         17.2            -
   Depreciation and amortization                                       329.7        326.4        330.2
   Amortization of deferred finance costs                                4.0          3.0          3.8
   Deferred income taxes                                               (15.8)       (12.9)       (35.8)
   LIFO expense (income)                                                 9.5          2.7         (1.5)
   Equity in earnings of unconsolidated affiliates                     (26.9)       (27.3)       (33.5)
   Net pension (income) expense                                          7.6         (1.4)         0.4
   Contributions to Canadian pension plan                              (10.3)       (11.5)        (1.2)
   Increase (decrease) in accrued claims and other liabilities          19.0         (5.7)        29.3
   Loss (gain) on property retirements                                  20.4         56.3         (2.9)
   Changes in working capital items:
     Receivables                                                        (3.8)       (24.5)        15.4
     Inventories at FIFO cost                                          (55.4)       (31.8)        61.6
     Prepaid expenses and other current assets                          (2.9)         3.6         (9.4)
     Payables and accruals.........................................     53.0        219.5        119.7
                                                                     -------      -------      -------
       Net cash flow from operations...............................    657.7        753.3        599.4
                                                                     -------      -------      -------
CASH FLOW FROM INVESTING ACTIVITIES
Cash paid for property additions                                      (450.9)      (339.9)      (245.3)
Proceeds from sale of property and operations                           54.8         36.3         66.7
Other..............................................................    (29.6)       (28.0)       (49.3)
                                                                     -------      -------      -------
   Net cash flow used by investing activities......................   (425.7)      (331.6)      (227.9)
                                                                     -------      -------      -------

                                                                    1995          1994         1993
                                                                   ---------------------------------
CASH FLOW FROM FINANCING ACTIVITIES
Additions to short-term borrowings                                 $ 183.7      $ 157.9      $  60.0
Payments on short-term borrowings                                   (131.5)      (108.0)       (44.9)
Additions to long-term borrowings                                    708.1        455.7        352.1
Payments on long-term borrowings                                    (787.6)      (986.2)      (732.7)
Net proceeds from exercise of warrants and stock options              12.8         14.6         10.4
Premiums paid on early retirement of debt                             (3.3)       (13.2)           -
Purchase of unexercised warrants                                    (196.2)           -            -
Other............................................................     (4.4)         0.7          1.2
                                                                   -------      -------      -------
   Net cash flow used by financing activities....................   (218.4)      (478.5)      (353.9)
                                                                   -------      -------      -------
Effect of changes in exchange rates on cash......................      0.5         (0.9)         4.2
                                                                   -------      -------      -------
Increase (decrease) in cash and equivalents                           14.1        (57.7)        21.8

CASH AND EQUIVALENTS
Beginning of year................................................     60.7        118.4         96.6
                                                                   -------      -------      -------
End of year......................................................  $  74.8      $  60.7      $ 118.4
                                                                   -------      -------      -------

OTHER CASH FLOW INFORMATION

Cash payments during the year for:
   Interest                                                        $ 203.0      $ 230.1      $ 270.2
   Income taxes, net of refunds                                      213.0        126.0        100.6

NONCASH INVESTING AND FINANCING ACTIVITIES
Tax benefit from stock options exercised                              16.6         15.6          9.6
Mortgage notes assumed in property
   acquisitions                                                          -         11.3          7.5
Capital lease obligations entered into                                13.7          4.5         20.3
Capital lease assets retired,
   net of accumulated amortization                                     5.4          2.5          3.1
Capital lease obligations retired                                      4.3          0.8          2.5

See accompanying notes to consolidated financial statements.

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


Safeway Inc. and Subsidiaries




                                                                                                    Retained
                                                       Additional   Unexercised    Cumulative       Earnings        Total
                                      Common Stock       Paid-in     Warrants      Translation   (Accumulated   Stockholders'
(In millions)                        Shares   Amount     Capital     Purchased     Adjustments      Deficit)       Equity
                                     ---------------------------------------------------------------------------------------
Balance, year-end 1992                197.7    $2.0       $603.5                      $42.5          $(404.9)     $ 243.1

Options and warrants exercised          5.3       -         19.3                          -                -         19.3
Cash received on subscriptions
   receivable                             -       -          0.7                          -                -          0.7
Net income                                -       -            -                          -            123.3        123.3
Translation adjustments ...........       -       -            -                       (3.5)               -         (3.5)
                                      -----    ----       ------       -------        -----          -------      -------
Balance, year-end 1993                203.0     2.0        623.5                       39.0           (281.6)       382.9

Options and warrants exercised          6.6     0.1         30.1                          -                -         30.2
Stock bonuses                             -       -          0.9                          -                -          0.9
Net income                                -       -            -                          -            239.7        239.7
Translation adjustments ...........       -       -            -                       (9.9)               -         (9.9)
                                      -----    ----       ------       -------        -----          -------      -------
Balance, year-end 1994                209.6     2.1        654.5                       29.1            (41.9)       643.8

Options and warrants exercised          4.0       -         29.4                          -                -         29.4
Stock bonuses                           0.1       -          1.0                          -                -          1.0
Purchase of unexercised warrants          -       -            -       $(196.2)           -                -       (196.2)
Net income                                -       -            -             -            -            326.3        326.3
Translation adjustments ...........       -       -            -             -         (8.8)               -         (8.8)
                                      -----    ----       ------       -------        -----          -------      -------
Balance, year-end 1995 ............   213.7    $2.1       $684.9       $(196.2)       $20.3          $ 284.4      $ 795.5
                                      -----    ----       ------       -------        -----          -------      -------


See accompanying notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE A: The Company and Significant Accounting Policies

        THE COMPANY

        Safeway Inc. ("Safeway" or the "Company") is one of the world's largest food retailers, operating 1,059 stores in the United States and Canada. U.S. retail operations are located principally in northern California, Oregon, Washington and the Rocky Mountain, Southwest, and Mid-Atlantic regions. Canadian retail operations are located principally in British Columbia, Alberta and Manitoba/Saskatchewan. In support of its retail operations, Safeway has an extensive network of distribution, manufacturing and food processing facilities.

        In addition to stores operated under the Safeway name, the Company has ownership interests in two other retailers. Safeway holds a 35% interest in The Vons Companies, Inc. ("Vons") which operates 329 grocery stores located mostly in southern California, and a 49% interest in a privately-held company, Casa Ley, S.A. de C.V. ("Casa Ley") which operates 71 food and general merchandise stores in western Mexico.

        STOCK SPLIT

        On January 3, 1996, Safeway's Board of Directors authorized a two-for-one split of the Company's common stock. The stock split was effected by a distribution on January 30, 1996, of one additional share for each share owned by stockholders of record on January 16, 1996. Share and per-share amounts presented in the consolidated financial statements and related notes have been restated to reflect the stock split.

        BASIS OF CONSOLIDATION

        The consolidated financial statements include Safeway Inc., a Delaware corporation, and all majority owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. Investments in affiliates which are not majority owned are reported using the equity method.

        FISCAL YEAR

        The Company's fiscal year ends on the Saturday nearest December 31. The last three fiscal years consist of the 52-week periods ended December 30, 1995, December 31, 1994, and January 1, 1994.

        USE OF ESTIMATES

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        TRANSLATION OF FOREIGN CURRENCIES

        Assets and liabilities of the Company's Canadian subsidiaries and Mexican unconsolidated affiliate are translated into U.S. dollars at year-end rates of exchange, and income and expenses are translated at average rates during the year. Adjustments resulting from translating financial statements into U.S. dollars are reported as cumulative translation adjustments and are shown net of applicable income taxes as a separate component of stockholders' equity.

        MERCHANDISE INVENTORIES

        At year-end 1995 and 1994, merchandise inventory of $693 million and $660 million is valued at the lower of cost on a last-in, first-out ("LIFO") basis or market value. Such LIFO inventory had a replacement or current cost of $767 million and $724 million at year-end 1995 and 1994. The remaining inventory is valued at the lower of cost on a first-in, first-out ("FIFO") basis or market value. FIFO cost of inventory approximates replacement or current cost. Inventory on a FIFO basis includes meat and produce in the United States, inventory of U.S. manufacturing operations, and all inventories of the Canadian subsidiaries.

        Application of the LIFO method resulted in increases in cost of goods sold of $9.5 million in 1995 and $2.7 million in 1994, compared to a decrease of $1.5 million in 1993. Liquidations of LIFO layers during the three years reported did not have a significant effect on the results of operations.

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

        GOODWILL

        Goodwill is amortized on a straight-line basis over 40 years. Goodwill amortization was $10.4 million in both 1995 and 1994, and $10.6 million in 1993.

        CLOSED FACILITY EXPENSE

        Upon the decision to close a store or other facility, the Company accrues estimated future losses, if any, which may include lease payments or other costs of holding the facility, net of estimated future income.

        SELF-INSURANCE

        The Company is primarily self-insured for workers' compensation, automobile, and general liability costs. The self-insurance liability is determined actuarially, based on claims filed and an estimate of claims incurred but not yet reported. The present value of such claims was accrued using discount rates of 5.5% in 1995 and 6.5% in 1994. The current portion of the self-insurance liability ($70.6 million and $77.1 million at year-end 1995 and 1994) is included in other accrued liabilities in the consolidated balance sheets. The noncurrent portion of $188.7 million and $185.6 million at year-end 1995 and 1994 is included in accrued claims and other liabilities. Claims payments were $71.4 million in 1995, $75.3 million in 1994 and $83.0 million in 1993. The total undiscounted liability was $297 million and $304 million at year-end 1995 and 1994.

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

        OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

        As discussed in Note D, the Company has entered into interest rate swap agreements to limit the exposure of its floating interest rate debt to changes in market interest rates. These agreements involve the exchange with a counterparty of fixed and floating rate interest payments periodically over the life of the agreements without exchange of the underlying notional principal amounts. The differential to be paid or received is recognized over the life of the agreements as an adjustment to interest expense. The Company's counterparties are major financial institutions.

        FAIR VALUE OF FINANCIAL INSTRUMENTS

        Generally accepted accounting principles require the disclosure of the fair value of certain financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. Safeway estimated the fair values presented below using appropriate valuation methodologies and market information available as of year-end. Considerable judgment is required to develop estimates of fair value, and the estimates presented are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions or estimation methodologies could have a material effect on the estimated fair values. Additionally, these fair values were estimated at year-end, and current estimates of fair value may differ significantly from the amounts presented.

        The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

   Cash and equivalents, accounts receivable, accounts payable and short-term debt: The carrying amount of these items approximates fair value.

   Long-term debt:  Market values quoted on the New York Stock
   Exchange are used to estimate the fair value of publicly traded debt. To estimate the fair value of debt issues that are not quoted on an exchange, the Company uses those interest rates that are currently available to it for issuance of debt with similar terms and remaining maturities. At year-end 1995, the estimated fair value of debt was $2.1 billion compared to a carrying value of $2.0 billion.

   Interest rate swap agreements: The fair value of interest rate swap agreements is the amount at which they could be settled based on estimates obtained from dealers. At year-end 1995, net unrealized losses on interest rate swap agreements were $2.4 million. Since the Company intends to hold these agreements as hedges for the term of the agreements, the market risk associated with changes in interest rates should not be significant.

        NEW ACCOUNTING STANDARDS

        In 1996, Safeway will be subject to the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS No. 121 establishes recognition and measurement criteria for impairment losses when the Company no longer expects to recover the carrying value of a long-lived asset. The effect of adopting SFAS No. 121, while not yet determined, is not expected to be material.

        In 1995, the Financial Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation," which requires adoption of its disclosure provisions in 1996. The new standard defines a fair value method of accounting for stock options and other equity instruments. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period.

        The new standard encourages, but does not require, adoption of the fair value method of accounting for employee stock-based transactions. SFAS No. 123 permits companies to continue to account for such transactions under Accounting Principles Board Opinion ("APBO") No. 25, "Accounting for Stock Issued to Employees," but requires a disclosure of pro forma net income and earnings per share as if a company had applied the new method of accounting. Safeway has elected to continue to account for stock-based compensation under APBO No. 25 and will adopt the disclosure requirements of SFAS No. 123 in 1996.

NOTE B: Financing

        Notes and debentures were composed of the following at year-end (in millions):

                                                       1995              1994
                                                      ------------------------
Credit Agreement, unsecured                           $ 395.0
Bank Credit Agreement, secured                              -          $ 135.0
Working Capital Credit
   Agreement, secured                                       -            196.8
9.30% Senior Secured
   Debentures due 2007                                   70.7             70.7
Mortgage notes payable, secured                         389.3            478.0
10% Senior Notes due
   2002, unsecured                                       59.1             59.1
Medium-term notes, unsecured                             80.0             86.0
Other notes payable, unsecured                          122.7            136.4
Short-term bank borrowings,
   unsecured                                            136.1             87.9
9.35% Senior Subordinated
   Notes due 1999, unsecured                            172.5            172.5
10% Senior Subordinated
   Notes due 2001, unsecured                            241.4            241.4
9.65% Senior Subordinated
   Debentures due 2004, unsecured                       228.2            228.2
9.875% Senior Subordinated
   Debentures due 2007, unsecured..................     110.0            110.0
                                                     --------         --------
                                                      2,005.0          2,002.0
Less current maturities............................     221.4            152.5
                                                     --------         --------
Long-term portion..................................  $1,783.6         $1,849.5
                                                     --------         --------

        CREDIT AGREEMENT

        In May 1995, Safeway entered into a new unsecured bank credit agreement (the "Credit Agreement"). The Credit Agreement matures in 2000 and has two one-year extension options. Safeway may borrow up to $1.15 billion under the Credit Agreement, including up to $400 million in Canada. In connection with obtaining the new Credit Agreement, all collateral securing the Company's senior subordinated notes and debentures was released. At year-end 1995, the Company had total unused borrowing capacity under the Credit Agreement of $675.2 million.

        U.S. borrowings under the Credit Agreement carry interest at one of the following rates selected by the Company: (i) the prime rate; (ii) a rate based on rates at which Eurodollar deposits are offered to first-class banks by the lenders in the Credit Agreement plus a pricing margin based on the Company's debt rating or interest coverage ratio (the "Pricing Margin"); or (iii) rates quoted at the discretion of the lenders. Canadian borrowings denominated in U.S. dollars carry interest at one of the following rates selected by the Company: (x) the Canadian base rate; or (y) the Canadian Eurodollar rate plus the Pricing Margin. Canadian borrowings denominated in Canadian dollars carry interest at one of the following rates selected by the Company: (i) the Canadian prime rate or (ii) the rate for Canadian bankers acceptances plus the Pricing Margin.

        The weighted average interest rate on borrowings under the Credit Agreement was 6.7% during 1995. At year-end 1995, the weighted average interest rate on borrowings under the Credit Agreement was 6.1%.

        SENIOR SECURED INDEBTEDNESS

        The 9.30% Senior Secured Debentures due 2007 are secured by a Deed of Trust which created a lien on the land, buildings, and equipment owned by Safeway at its distribution center in Tracy, California.

        MORTGAGE NOTES PAYABLE

        Mortgage notes payable at year-end 1995 have remaining terms ranging from one to 14 years, have a weighted average interest rate of 9.6% and are secured by properties with a net book value of approximately $500 million.

        SENIOR UNSECURED INDEBTEDNESS

        In 1992, the Company filed with the Securities and Exchange Commission a shelf registration statement relating to public offerings of up to $240 million of debt securities. The Company has issued $160 million of debt securities under the shelf registration. In 1992, the Company issued $6 million of floating rate notes due in 1995 and $74 million of 10% Senior Notes due 2002. In 1993, the Company issued $80 million of medium-term notes. The Company used the proceeds from these notes to finance capital expenditures.

        OTHER NOTES PAYABLE

        Other notes payable at year-end 1995 have remaining terms ranging from one to 16 years and a weighted average interest rate of 7.6%.

        SENIOR SUBORDINATED INDEBTEDNESS

        The 9.35% Senior Subordinated Notes due 1999, 10% Senior Subordinated Notes due 2001, 9.65% Senior Subordinated Debentures due 2004, and 9.875% Senior Subordinated Debentures due 2007 (collectively the "Subordinated Securities") are subordinated in right of payment to, among other things, the Company's borrowings under the Credit Agreement, the 9.30% Senior Secured Debentures, the senior unsecured indebtedness, and mortgage notes payable.

        REDEMPTIONS

        During 1995, Safeway retired $53.5 million of mortgage debt with proceeds from floating rate bank borrowings. During 1994, Safeway retired $44.2 million of senior debt and $247.9 million of Subordinated Securities primarily with proceeds from floating rate bank borrowings. These redemptions resulted in extraordinary losses of $2.0 million ($0.01 per share) in 1995 and $10.5 million ($0.04 per share) in 1994. The extraordinary losses represent the payment of redemption premiums and the write-off of deferred finance costs, net of the related tax benefits. Depending on market conditions, Safeway may continue to purchase and retire long-term debt.

        RESTRICTIVE COVENANTS

        The Credit Agreement and the indentures related to Safeway's 9.30% Senior Secured Debentures due 2007 and the Subordinated Securities (the "Indentures") contain certain restrictions on payments by the Company for, among other things: (i) paying cash dividends on its capital stock; (ii) repurchasing shares of its capital stock or certain indebtedness; and (iii) acquiring any outstanding warrants, options or other rights to acquire shares of any class of stock of Safeway. At year-end 1995, the limitation on such restricted payments was $436 million, which will increase by 50% of Safeway's future consolidated net income. Other provisions of the Credit Agreement, Indentures, and the indentures related to the senior unsecured indebtedness limit Safeway with respect to, among other things, (x) incurring additional indebtedness; (y) creating liens upon its assets; and (z) disposing of material amounts of assets other than in the ordinary course of business.

        Other provisions of the Credit Agreement limit certain acts of the Company and require the Company to meet certain financial tests.

        ANNUAL DEBT MATURITIES

        As of year-end 1995, annual debt maturities were as follows (in millions):

1996                                                                   $  221.4
1997                                                                      157.4
1998                                                                       61.0
1999                                                                      210.9
2000                                                                      425.3
Thereafter...........................................................     929.0
                                                                       --------
                                                                       $2,005.0
                                                                       ========

        LETTERS OF CREDIT

        The Company had letters of credit of $233.1 million outstanding at year-end 1995 of which $79.8 million were issued under the Credit Agreement. The letters of credit are maintained primarily to back the Company's self-insurance program and to support performance, payment, deposit, or surety obligations of the Company. The Company pays commitment fees ranging from 0.50% to 0.75% on the outstanding portion of the letters of credit.




NOTE C: Lease Obligations

        A majority of the premises that the Company occupies are leased. The Company had approximately 1,050 leases at year-end 1995, including approximately 190 which are capitalized for financial reporting purposes. Most leases have renewal options, some with terms and conditions similar to the original lease, others with reduced rental rates during the option periods. Certain of these leases contain options to purchase the property at amounts that approximate fair market value.

        As of year-end 1995, future minimum rental payments applicable to non-cancelable capital and operating leases with remaining terms in excess of one year were as follows (in millions):

                                                      Capital         Operating
                                                      Leases            Leases
                                                      -------------------------
1996                                                  $  40.5         $  137.6
1997                                                     37.0            135.6
1998                                                     33.9            132.3
1999                                                     30.4            127.4
2000                                                     26.1            120.4
Thereafter..........................................    198.3            950.6
                                                      -------         --------
Total minimum lease payments........................    366.2         $1,603.9
                                                                      ========
Less amounts representing
   interest.........................................   (181.0)
                                                     --------
Present value of net minimum
   lease payments                                       185.2
Less current obligations............................    (19.0)
                                                      -------
Long-term obligations...............................  $ 166.2
                                                      =======

        Future minimum lease payments under non-cancelable capital and operating lease agreements have not been reduced by minimum sublease rental income of $149.7 million.

        Amortization expense for property under capital leases was $18.9 million in 1995, $20.6 million in 1994 and $22.3 million in 1993. Accumulated amortization of property under capital leases was $151.6 million and $150.1 million at year-end 1995 and 1994.

        The following schedule shows the composition of total rental expense for all operating leases (in millions). In general, contingent rentals are based on individual store sales.

                                          1995             1994           1993
                                         --------------------------------------
Property leases:
   Minimum rentals                       $132.7           $126.4         $129.6
   Contingent rentals                       9.1              9.8           10.3
   Less rentals from
     subleases........................    (11.1)           (13.7)         (15.1)
                                         ------           ------         ------
                                          130.7            122.5          124.8
Equipment leases......................     20.8             20.9           24.0
                                         ------           ------         ------
                                         $151.5           $143.4         $148.8
                                         ======           ======         ======




NOTE D: Interest Expense

        Interest expense consisted of the following (in millions):

                                           1995             1994            1993
                                          --------------------------------------
Credit Agreement                          $ 13.5
Bank Credit Agreement and
   Working Capital Credit
   Agreement                                11.7          $ 20.5          $ 31.9
9.30% Senior Secured
   Debentures                                6.6             8.0             9.3
Mortgage notes payable                      43.3            50.2            58.6
10% Senior Notes                             5.9             6.5             7.4
Medium-term notes                            7.1             7.5             4.0
Other notes payable                         11.3            16.5            24.4
Short-term bank borrowings                   6.6             3.0             0.9
9.35% Senior Subordinated
   Notes                                    16.1            19.6            23.4
10% Senior Subordinated
   Notes                                    24.1            26.6            30.0
9.65% Senior Subordinated
   Debentures                               22.0            24.5            29.0
9.875% Senior Subordinated
   Debentures                               10.9            12.1            14.8
Obligations under capital
   leases                                   21.0            22.2            23.9
Amortization of deferred
   finance costs                             4.0             3.0             3.8
Interest rate swap
   agreements                                0.3             4.4             8.3
Capitalized interest...................     (4.6)           (2.9)           (4.2)
                                          ------          ------          ------
                                          $199.8          $221.7          $265.5
                                          ======          ======          ======

        As of year-end 1995, the Company had effectively converted $120.6 million of its $584.8 million of floating rate debt to fixed interest rate debt through the use of interest rate swap agreements. The significant terms of such agreements outstanding at year-end 1995 were as follows (dollars in millions):

            U.S. Fixed    Canada Fixed     Variable
             Interest       Interest       Interest
Notional       Rates          Rates      Rates to be   Origination   Expiration
Principal      Paid           Paid         Received        Date         Date
-------------------------------------------------------------------------------
$ 10.0         5.8%                          5.8%          1992         1997
  36.9                         8.7%          5.9           1991         1996
  36.9                         8.7           5.8           1992         1997
  36.8                         6.0           5.7           1993         1998
------
$120.6
======

        The variable interest rate received on the U.S. swap is based on LIBOR rates. Variable interest rates received on Canadian swaps are based on the average of bankers acceptance rates quoted by Canadian banks.

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

        At year-end 1995, net unrealized losses on the interest rate swap agreements were $2.4 million. Since the Company intends to hold these agreements as hedges for the term of the agreements, the market risk associated with changes in interest rates should not be significant.




NOTE E: Capital Stock

        SHARES AUTHORIZED AND ISSUED

        Authorized preferred stock consists of 10 million shares of which none was outstanding during 1995, 1994 or 1993. Authorized common stock consists of 300 million shares at $0.01 par value. Common stock outstanding at year-end 1995 and 1994 was 213.7 million and 209.6 million shares. Safeway's stockholders will vote at the 1996 Annual Meeting of Stockholders on a proposal to increase the authorized shares of preferred stock to 25 million shares and the authorized shares of common stock to 750 million shares.

        Common stock issued to certain Company officers is restricted as to transferability. Generally, this restriction gives the Company the option to purchase, at market price, any such stock offered for sale.

        OPTIONS AND WARRANTS TO PURCHASE COMMON STOCK

        Under Safeway's stock option plans, the Company may grant incentive and non-qualified options to purchase up to 49.0 million shares of common stock at an exercise price equal to or greater than the fair market value at the date of grant, as determined by the Compensation and Stock Option Committee of the Board of Directors. Options generally vest over seven years. Vested options are exercisable in part or in full at any time prior to the expiration date of 10 to 15 years from the date of the grant. The stock option plans prohibit the transfer of options.

        Activity in the stock option plans for the three-year period ended December 30, 1995 was as follows:

                                      Options              Option Price
                                    ----------------------------------------
Outstanding, year-end 1992          28,109,522         $ 1      to  $ 9 9/16
   1993 Activity:
     Granted                         3,158,050           5 3/4  to   10 1/2
     Canceled                       (1,100,572)          5      to    9 9/16
     Exercised....................  (3,079,760)          1      to    9 1/4
                                    ----------
Outstanding, year-end 1993          27,087,240           1      to   10 1/2
   1994 Activity:
     Granted                         3,709,250          10 1/4  to   15 1/4
     Canceled                       (1,154,168)          5      to   12 7/8
     Exercised....................  (4,329,298)          1      to    9 9/16
                                    ----------
Outstanding, year-end 1994          25,313,024           1      to   15 1/4
   1995 Activity:
     Granted                         1,018,180          15 13/16 to  20 3/16
     Canceled                         (779,324)          5       to  20 3/16
     Exercised....................  (3,386,558)          1       to  13 13/16
                                    ----------
Outstanding, year-end 1995........  22,165,322           1       to  20 3/16
                                    ----------
Exercisable, year-end 1994........  12,886,098           1       to  10 1/2
                                    ----------
Exercisable, year-end 1995........  12,022,760           1       to  15 1/4
                                    ----------

        Of the options exercisable at year-end 1995, options to purchase 4.9 million shares were exercisable at $1.00 per share. Options to purchase 13.7 million shares were available for grant at year-end 1995.

        At year-end 1995, there were outstanding 3.1 million warrants to purchase 1.7 million shares of common stock. Each warrant represents the right to purchase 0.558 shares of the Company's common stock for approximately $1.052 per warrant. In order to purchase a whole share of common stock, a holder must exercise 1.792 warrants and pay an aggregate exercise price of $1.8846. The warrants expire on November 24, 1996.

        At year-end 1995, warrants (the "SSI Warrants") to purchase 27.9 million shares of the Company's common stock at $1.00 per share were held by SSI Equity Associates, L.P., a limited partnership whose sole assets consist of the SSI Warrants. The SSI Warrants are exercisable through November 15, 2001. SSI Partners, L.P., an affiliate of Kohlberg Kravis Roberts & Co. ("KKR"), is the general partner of SSI Equity Associates, L.P. During 1995, the Company acquired 50.7% of the partnership interests in SSI Equity Associates, L.P. for $196.2 million with proceeds from bank borrowings, which was accounted for as a reduction to stockholders' equity.

        PUBLIC STOCK OFFERING

        In February 1996, the Company completed the public offering of 23.2 million shares of common stock primarily owned by affiliates of KKR. Included in the 23.2 million shares sold were 2.2 million shares issued upon the exercise of SSI Warrants and 0.2 million shares issued upon the exercise of employee stock options. Also in connection with the sale, SSI Warrants to purchase 2.3 million shares attributable to the limited partnership interests owned by Safeway were canceled. The Company received proceeds of $2.4 million for the exercise price of the options and warrants. Affiliates of KKR received the balance of proceeds from the stock offering. After the offering, two limited partnerships formed by KKR own 109.2 million shares of Safeway common stock, and SSI Equity Associates, L.P. holds SSI Warrants to purchase 23.4 million shares of Safeway common stock.

        Outstanding common stock and the effect of options and warrants at year-end 1995, adjusted for i) the Company's interests in SSI Equity Associates, L.P., and ii) the effect of the February 1996 public stock offering, are summarized as follows (in millions):

                                                              Potential Proceeds
                                                 Shares          from Exercise
                                                 -------------------------------
Common stock outstanding                          216.1
Options to purchase common stock                   21.9             $154.0
Warrants                                            1.7                3.2
SSI Warrants..................................     11.5               11.5
                                                  -----             ------
                                                  251.2             $168.7
                                                  =====             ======



NOTE F: Taxes on Income

        The components of income tax expense were as follows (in millions):

                                        1995             1994             1993
                                       ----------------------------------------
Current:
   Federal                             $157.9           $112.6           $ 80.2
   State                                 29.9             23.1             10.7
   Foreign...........................    56.2             51.4             37.9
                                       ------           ------           ------
                                        244.0            187.1            128.8
                                       ------           ------           ------
Deferred:                                                    -
   Federal                                8.2             (0.6)            20.3
   State                                 (0.8)             1.9              6.2
   Foreign...........................   (23.2)           (14.5)           (62.3)
                                       ------           ------           ------
                                        (15.8)           (13.2)           (35.8)
                                       ------           ------           ------
                                       $228.2           $173.9           $ 93.0
                                       ======           ======           ======

        Extraordinary losses are presented net of related tax benefits. Therefore, 1995 and 1994 income tax expense excludes tax benefits of $1.3 million and $6.7 million on extraordinary losses. In 1995, 1994 and 1993, tax benefits from the exercise of employee stock options of $16.6 million, $15.6 million and $9.6 million were credited directly to paid-in capital and, therefore, are excluded from income tax expense.

        The reconciliation of the provision for income taxes at the U.S. federal statutory income tax rate to the Company's income taxes is as follows (dollars in millions):

                                                 1995         1994        1993
                                                -------------------------------
Statutory rate                                      35%          35%         35%
Income tax expense using
   federal statutory rate                       $194.8       $148.4       $75.7
State taxes on income less
   federal benefit                                18.9         16.3        11.0
Taxes provided on equity in
   earnings of unconsolidated
   affiliates at rates below the
   statutory rate                                 (5.3)        (6.9)       (8.3)
Taxes on foreign earnings not
   permanently reinvested                          6.2          6.6         8.3
Withholding tax on Canadian
   earnings not permanently
   reinvested                                     (5.8)         4.4        (2.1)
Nondeductible amortization                         3.4          3.3         3.9
Difference between
   statutory rate and foreign
   effective rate                                  1.0          2.2        (9.7)
Deferred tax adjustment
   due to 1993 federal rate
   increase                                          -            -         3.4
Other accruals                                    14.2            -         9.2
Other........................................      0.8         (0.4)        1.6
                                                ------       ------       -----
                                                $228.2       $173.9       $93.0
                                                ======       ======       =====

        Significant components of the Company's net deferred tax liability at year-end were as follows (in millions):

                                                      1995               1994
                                                    ---------------------------
Deferred tax assets:
   Workers' compensation
     and other claims                                $ 102.9            $ 104.9
   Reserves not currently
     deductible                                         59.5               65.2
   Accrued claims and
     other liabilities                                  48.3               40.4
   Employee benefits                                    34.0               35.3
   Canadian operating loss
     carryforward                                       54.7               51.5
   Other assets...................................      14.5                3.2
                                                     -------            -------
                                                       313.9              300.5
                                                     -------            -------
Deferred tax liabilities:
   Property                                           (124.3)            (138.0)
   Prepaid pension costs                              (142.7)            (139.2)
   LIFO inventory reserves                             (53.7)             (51.2)
   Investments in
     unconsolidated affiliates                         (40.0)             (34.6)
   Cumulative translation
     adjustments                                       (24.6)             (20.3)
   Other liabilities..............................     (37.1)             (45.5)
                                                     -------            -------
                                                      (422.4)            (428.8)
                                                     -------            -------
Net deferred tax liability........................   $(108.5)           $(128.3)
                                                     =======            =======




NOTE G: Employee Benefit Plans and Collective Bargaining Agreements

        U.S. AND CANADIAN RETIREMENT PLANS

        The Company maintains defined benefit, non-contributory pension plans (the "Plans") for substantially all of its U.S. and Canadian employees not participating in multi-employer pension plans. Benefits are generally based upon years of service, age at retirement date and compensation during the last years of employment. The Company's funding policy is to contribute annually the amount necessary to satisfy the statutory funding standards. Through year-end 1995, the assets of the U.S. Plan have exceeded its actuarially determined liabilities by such amounts that the U.S. Plan was considered fully funded for purposes of contribution requirements. Accordingly, no Company contributions were made to the U.S. Plan during the last three years. In 1995, 1994 and 1993, the Company contributed $10.3 million, $11.5 million and $1.2 million to the Canadian Plan. Assets of the Plans are primarily composed of equity and interest-bearing securities.

        Actuarial assumptions used to determine year-end Plan status were as follows:

                                              1995           1994          1993
                                              ---------------------------------
Weighted average assumed
   discount rate used to
   determine the projected
   benefit obligation:
     U.S. Plan                                 7.0%           8.0%          7.0%
     Canadian Plan                             8.0            8.0           7.5
     Combined weighted
       average rate                            7.2            8.0           7.1
Long-term rate of return on
   plan assets:
     U. S Plan                                 9.0            9.0           9.0
     Canadian Plan                             8.0            8.0           9.0
Assumed rate of compensation
   increase                                    5.5            5.5           5.5

        Net pension plan income (expense) consisted of the following (in millions):

                                              1995          1994          1993
                                            ------------------------------------
Return on Plan assets:
   Actual return, gain (loss)               $ 241.2       $ (26.9)      $ 198.9
   Deferred loss (gain) ..................   (152.9)        123.6        (114.4)
                                            -------       -------       -------
   Actuarial assumed return                    88.3          96.7          84.5
Service cost                                  (36.7)        (41.2)        (36.8)
Interest cost on projected
   benefit obligations                        (48.3)        (44.9)        (45.9)
Net amortization..........................    (10.9)         (9.2)         (2.2)
                                            -------       -------       -------
Net pension plan
   income (expense)
   recognized in consolidated
   statements of income ..................  $  (7.6)      $   1.4       $  (0.4)
                                            -------       -------       -------

Income tax returns for years subsequent to 1985 and 1990 are subject to examination by U.S. and Canadian taxing authorities, respectively.

        The funded status of the Plans at year-end was as follows (in millions):

                                                          1995           1994
                                                        -----------------------
Fair value of assets at year-end.....................   $1,245.9       $1,040.3
                                                        --------       --------
Actuarially determined present value of:
     Vested benefit obligations                            657.4          545.1
     Nonvested benefit
      obligations....................................        9.3            7.8
                                                        --------       --------
     Accumulated benefit
      obligations                                          666.7          552.9
     Additional amounts
      related to projected
      compensation increases.........................      102.7           84.3
                                                        --------       --------
     Projected benefit
      obligations....................................      769.4          637.2
                                                        --------       --------
Fair value of assets in excess of
   projected benefit obligations                           476.5          403.1
Adjustment for difference in book and
   tax basis of assets                                    (165.1)        (165.1)
Unamortized prior service costs resulting
   from improved Plan benefits                              68.7           71.0
Net loss (gain) from actuarial experience
   which has not been recognized in the
   consolidated financial statements.................      (57.7)          10.6
                                                        --------       --------
Prepaid pension costs................................   $  322.4       $  319.6
                                                        ========       ========

        RETIREMENT RESTORATION PLAN

        The Retirement Restoration Plan provides death benefits and supplemental income payments after retirement for senior executives. The Company recognized expense of $3.4 million in 1995, $1.7 million in 1994 and $7.8 million in 1993. The aggregate projected benefit obligation of the Retirement Restoration Plan was approximately $45.5 million at year-end 1995 and $38.4 million at year-end 1994.

        POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

        In addition to pension and the Retirement Restoration Plan benefits, the Company sponsors plans that provide postretirement medical and life insurance benefits to certain salaried employees. Retirees share a portion of the cost of the postretirement medical plans. Safeway pays all of the cost of the life insurance plans. The plans are not funded.

        At year-end 1995 and 1994, the Company's accumulated postretirement benefit obligation ("APBO") was $23.3 million and $25.5 million. The APBO represents the actuarial present value of benefits expected to be paid after retirement. Postretirement benefit expense was $2.5 million in 1995, $2.9 million in 1994 and $2.8 million in 1993.

        The significant assumptions used to determine the periodic postretirement benefit expense and the APBO were as follows:

                                             1995           1994         1993
                                             --------------------------------
Discount rate                                 7.0%          8.0%          7.0%
Rate of salary increase                       5.5           5.5           5.5

        For 1996, an 8.0% annual rate of increase in the per capita cost of postretirement medical benefits provided under the Company's group health plan was assumed. The rate was assumed to decrease gradually to 5.5% for 2001 and remain at that level thereafter. A 5.5% annual rate of increase was assumed for 1996 and thereafter in the per capita cost of postretirement benefits provided under HMO plans. If the health care cost trend rate assumptions were increased by 1% in each year, the APBO as of year-end 1995 would increase $0.7 million, and the net periodic postretirement benefit expense for 1995 would increase $0.1 million. Retiree contributions have historically been adjusted when plan costs increase. The APBO for the medical plans anticipates future cost-sharing changes to the written plan that are consistent with the Company's past practice.

        MULTI-EMPLOYER PENSION PLANS

        Safeway participates in various multi-employer pension plans, covering virtually all Company employees not covered under the Company's non-contributory pension plans, pursuant to agreements between the Company and employee bargaining units which are members of such plans. These plans are generally defined benefit plans; however, in many cases, specific benefit levels are not negotiated with or known by the employer-contributors. Contributions of $105 million in 1995 and $70 million in both 1994 and 1993 were made and charged to income.

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

        COLLECTIVE BARGAINING AGREEMENTS

        At year-end 1995, Safeway had approximately 114,000 full and part-time employees. Approximately 90% of Safeway's employees in the United States and Canada are covered by collective bargaining agreements negotiated with local unions affiliated with one of 12 different international unions. There are approximately 400 such agreements, typically having three-year terms, with some agreements having terms up to five years. Accordingly, Safeway renegotiates a significant number of these agreements every year.

        Of Safeway's approximately 100,000 unionized employees, approximately 37,000 in four operating areas are covered by labor contracts which are scheduled to expire in 1996. While Safeway believes that its relationship with its employees is good, there can be no assurance that contracts covering such 37,000 employees, or that labor contracts which come up for renewal after 1996, will be renewed. Failure to renew significant contracts could lead to work stoppages that could have an adverse effect on Safeway's results of operations.




NOTE H: Investments in Affiliates

        Investments in affiliates consists of a 35% interest in Vons, which operates 329 grocery stores located mostly in southern California, and a 49% interest in Casa Ley, which operates 71 food and general merchandise stores in western Mexico.

        At year-end 1995, the Company owned 15.1 million common shares, or 35% of total Vons shares outstanding. The Company's recorded investment in Vons was $255.2 million (including goodwill of $45.6 million) at year-end 1995 and $236.9 million (including goodwill of $46.9 million) at year-end 1994. Goodwill is being amortized over 40 years. At year-end 1995, the aggregate market value quoted on the New York Stock Exchange of Safeway's shares of Vons stock was $427.3 million.

        Safeway's equity in Vons' net income, recorded on a one-quarter delay basis, was $18.3 million in 1995, $11.6 million in 1994 and $12.9 million in 1993. Vons reported restructuring charges which decreased Safeway's equity in Vons' earnings by $3.9 million in 1994 and $11.7 million in 1993. According to Vons, these restructuring charges included anticipated expenses associated with a program to close underperforming stores and reduce its work force.

        Summarized financial information derived from Vons' financial reports to the Securities and Exchange Commission was as follows (in millions):

                                                     October 8,       October 9,
                                                        1995             1994
                                                     ---------------------------
Financial Position:
Current assets                                        $  436.3         $  445.5
Property and equipment, net                            1,189.3          1,224.1
Other assets......................................       545.3            557.8
                                                      --------         --------
Total assets......................................    $2,170.9         $2,227.4
                                                      --------         --------
Current liabilities                                   $  573.6         $  535.3
Long-term obligations                                    995.8          1,148.7
Shareholders' equity..............................       601.5            543.4
                                                      --------         --------
Total liabilities and
   shareholders' equity...........................    $2,170.9         $2,227.4
                                                      ========         ========


                                      52 Weeks        52 Weeks        53 Weeks
                                        Ended           Ended           Ended
                                     October 8,      October 9,      October 10,
                                        1995            1994            1993
                                     -------------------------------------------
Results of Operations:
Sales                                $ 5,023.5       $ 4,990.9       $ 5,263.6
Cost of sales and other
   expenses.........                  (4,967.4)       (4,954.5)       (5,221.9)
                                     ---------       ---------       ---------
Income before
   extraordinary item                     56.1            36.4            41.7
Extraordinary item..                         -               -            (1.5)
                                     ---------       ---------       ---------
Net income..........                 $    56.1       $    36.4       $    40.2
                                     =========       =========       =========

        In 1995, Safeway's share of Casa Ley's earnings was $8.6 million compared to $15.7 million in 1994 and $20.6 million in 1993. Since the December 1994 devaluation of the peso, Mexico has experienced economic difficulties, including very high interest rates. Interest rates and inflation have moderated in recent months, and Casa Ley's financial results have gradually improved. Worsening of the economic situation in Mexico could have an effect on Casa Ley. However, any such effect is not expected to be material to Safeway's operating results.

        Casa Ley had total assets of $276.9 million and $448.4 million as of September 30, 1995 and 1994 based on financial information provided by Casa Ley. Sales and net income for Casa Ley were as follows (in millions):

                                                12 months ended September 30,
                                               1995         1994          1993
                                              ---------------------------------
Sales......................................   $861.4      $1,052.4       $925.8
                                              ======      ========       ======
Net income.................................   $ 17.9      $   32.0       $ 39.5
                                              ======      ========       ======



NOTE I: Related Party Transactions

        KKR provides management, consulting and financial services to the Company for an annual fee. Such services include, but are not necessarily limited to, advice and assistance concerning any and all aspects of the operation, planning and financing of the Company. Payments for management fees, special services and reimbursement of expenses were $1,355,000 in 1995, $980,000 in 1994 and $907,000 in 1993.

        The Company holds an 80% interest in Property Development Associates ("PDA"), a partnership formed in 1987 with a company controlled by an affiliate of KKR, to purchase, manage and dispose of certain Safeway facilities which are no longer used in the retail grocery business. The financial statements of PDA are consolidated with those of the Company and a minority interest of $23.2 million and $23.0 million at year-end 1995 and 1994 is included in accrued claims and other liabilities in the accompanying consolidated balance sheets. During 1994, the Company contributed to PDA nine properties no longer used in its retail grocery business which had an aggregate net book value of $9.7 million. The minority partner contributed cash in an amount sufficient to maintain their 20% ownership. No gains or losses were recognized on these transactions. In 1995, no properties were contributed. Safeway paid PDA $1.5 million in 1995, $1.1 million in 1994 and $2.0 million in 1993 for reimbursement of expenses related to management and real estate services provided by PDA.

        Safeway sells products to Vons for resale under Vons' private label. In 1995 and 1994, sales to Vons were $28.4 million and $19.5 million, and cost of sales was $27.9 million and $18.5 million.




NOTE J: Commitments and Contingencies

        LEGAL MATTERS

        In July 1988, there was a major fire at the Company's dry grocery warehouse in Richmond, California. Through January 4, 1996, in excess of 125,000 claims for personal injury and property damage arising from the fire had been settled for an aggregate amount of approximately $121 million. The Company's loss as a result of the fire damage to its property and settlement of the above claims was substantially covered by insurance.

        As of January 4, 1996, there were still pending approximately 2,100 claims against the Company for personal injury (including punitive damages) and approximately 500 separate claims against the Company for property damage arising from the smoke, ash and embers generated by the fire. On March 8, 1996, a purported class action was filed on behalf of persons allegedly injured as a result of the fire. The complaint generally alleges that the Company fraudulently (i) obtained settlements of certain claims arising out of the fire and (ii) made statements that induced claimants not to file actions within the time period allowed under the statute of limitations. The complaint seeks compensatory and punitive damages. A substantial percentage of these claims have been asserted in lawsuits against the Company filed in the Superior Court for Alameda County, California. There can be no assurance that the pending claims will be settled or otherwise disposed of for amounts and on terms comparable to those settled to date. Safeway believes that coverage under its insurance policy will be sufficient and available for resolution of all remaining third-party claims arising out of the fire.

        In February 1988, the Company sold its Kansas City Division to a company formed by Morgan, Lewis, Githen & Ahn Fund I ("Morgan Lewis") and financed principally by the Prudential Insurance Company of America ("Prudential") and its affiliate,

PruCo Insurance Company ("PruCo"). In January 1993, the buyer (Food Barn Stores, Inc.) filed a voluntary petition under Chapter 11 of the U. S. Bankruptcy Code, and the plan of reorganization was confirmed in July 1994. In January 1995, Food Barn filed suit against the Company and others in the U. S. Bankruptcy Court for the Western District of Missouri. In its complaint, Food Barn alleges that (i) the 1988 transaction was a fraudulent conveyance under New York law, and (ii) the Company defrauded Food Barn and fraudulently induced it to enter into the February 1988 transaction. Food Barn seeks compensatory damages estimated to approximate $293 million plus interest, and $100 million in punitive damages. In April 1995, the Company filed motions to dismiss, and for summary judgment on, Food Barn's claims, and in August 1995 the Bankruptcy Court denied the motions. In September 1995, the Company filed its answer and counterclaims, denying the operative allegations of the complaint, asserting numerous defenses, and alleging that any losses sustained by Food Barn were the result of actions and omissions of Morgan Lewis and its principals, Prudential and PruCo. Safeway believes that it has numerous meritorious defenses, and intends to defend itself vigorously, in this case.

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

        COMMITMENTS

        The Company has commitments under contracts for the purchase of property and equipment and for the construction of buildings. Portions of such contracts not completed at year-end are not reflected in the consolidated financial statements. These unrecorded commitments were $21.2 million at year-end 1995.



NOTE K: Financial Information by Geographic Area

(In millions)                                                United States     Canada       Total
                                                             --------------------------------------
1995
   SALES                                                        $12,902.4     $3,495.1    $16,397.5
   GROSS PROFIT                                                   3,584.5        869.3      4,453.8
   OPERATING PROFIT                                                 590.1        137.3        727.4
   INCOME BEFORE INCOME TAXES AND EXTRAORDINARY LOSS                448.9        107.6        556.5
   NET WORKING CAPITAL (DEFICIT)                                   (490.1)        65.9       (424.2)
   TOTAL ASSETS                                                   4,261.5        932.8      5,194.3
   NET ASSETS                                                       462.6        332.9        795.5

1994
   Sales                                                        $12,240.1     $3,386.5    $15,626.6
   Gross profit                                                   3,409.7        840.3      4,250.0
   Operating profit                                                 490.9        121.2        612.1
   Income before income taxes and extraordinary loss                337.7         86.4        424.1
   Net working capital (deficit)                                   (372.5)       (13.5)      (386.0)
   Total assets                                                   4,171.3        850.8      5,022.1
   Net assets                                                       386.6        257.2        643.8

1993
   Sales                                                        $11,756.0     $3,458.5    $15,214.5
   Gross profit                                                   3,269.0        814.4      4,083.4
   Operating profit                                                 436.3          5.2        441.5
   Income (loss) before income taxes                                252.3        (36.0)       216.3
   Net working capital (deficit)                                   (276.3)        66.5       (209.8)
   Total assets                                                   4,084.0        990.7      5,074.7
   Net assets                                                       169.1        213.8        382.9

NOTE L: Quarterly Information (unaudited)

        The summarized quarterly financial data presented below reflect all adjustments which, in the opinion of management, are of a normal and recurring nature necessary to present fairly the results of operations for the periods presented.

                                                                                 Last          Third        Second        First
(In millions, except per-share amounts)                            Year        16 Weeks       12 Weeks     12 Weeks      12 Weeks
                                                                -------------------------------------------------------------------
1995
   SALES                                                        $ 16,397.5    $  5,166.3    $   3,845.5   $  3,753.4   $    3,632.3
   GROSS PROFIT                                                    4,453.8       1,401.7        1,049.1      1,007.8          995.2
   OPERATING PROFIT                                                  727.4         231.9          176.4        165.1          154.0
   INCOME BEFORE INCOME TAXES AND EXTRAORDINARY LOSS                 556.5         183.6          141.6        121.5          109.8
   EXTRAORDINARY LOSS RELATED TO EARLY RETIREMENT OF DEBT
   NET AFTER BENEFIT                                                  (2.0)         (2.0)             -            -              -
   NET INCOME                                                        326.3         111.9           83.7         68.7           62.0
   EARNINGS PER COMMON SHARE AND COMMON
     SHARE EQUIVALENT (NOTE 1):
       PRIMARY
         INCOME BEFORE EXTRAORDINARY LOSS                       $     1.36    $     0.48    $      0.35   $     0.29   $       0.26
         EXTRAORDINARY LOSS ..................................       (0.01)        (0.01)             -            -              -
                                                                ----------    ----------    -----------   ----------   ------------
           NET INCOME ........................................  $     1.35    $     0.47    $      0.35   $     0.29   $       0.26
                                                                ==========    ==========    ===========   ==========   ============
       FULLY DILUTED
         INCOME BEFORE EXTRAORDINARY LOSS                       $     1.35    $     0.47    $      0.35   $     0.29   $       0.26
         EXTRAORDINARY LOSS ..................................       (0.01)        (0.01)             -            -              -
                                                                ----------    ----------    -----------   ----------   ------------
           NET INCOME ........................................  $     1.34    $     0.46    $      0.35   $     0.29   $       0.26
                                                                ==========    ==========    ===========   ==========   ============
   PRICE RANGE, NEW YORK STOCK EXCHANGE (NOTE 1)                $   15 3/8    $       20    $   18 1/16   $ 15 13/16   $     15 3/8
                                                                 to 25 3/4     to 25 3/4     to 20 3/16    to 19 1/4    to 17 15/16

                                                                                  Last           Third        Second        First
(In millions, except per-share amounts)                            Year         16 Weeks        12 Weeks     12 Weeks      12 Weeks
                                                              ----------------------------------------------------------------------
1994
   Sales                                                      $   15,626.6   $    4,890.3    $    3,631.8   $  3,612.7   $   3,491.8
   Gross profit                                                    4,250.0        1,335.2           991.1        983.2         940.5
   Operating profit                                                  612.1          199.5           148.5        146.7         117.4
   Income before income taxes and extraordinary loss                 424.1          140.4           106.8        103.4          73.5
   Extraordinary loss related to early retirement of debt            (10.5)          (0.4)           (2.7)        (7.4)            -
   Net income                                                        239.7           85.3            61.0         51.5          41.9
   Earnings per common share and common
     share equivalent (Note 1):
       Primary
         Income before extraordinary loss                     $       1.02   $       0.35    $       0.26   $     0.24   $      0.17
         Extraordinary loss ................................         (0.04)             -           (0.01)       (0.03)            -
                                                              ------------   ------------    ------------   ----------   -----------
           Net income ......................................  $       0.98   $       0.35    $       0.25   $     0.21   $      0.17
                                                              ============   ============    ============   ==========   ===========
       Fully diluted
         Income before extraordinary loss                     $       1.01   $       0.35    $       0.26   $     0.24   $      0.17
         Extraordinary loss ................................         (0.04)             -           (0.01)       (0.03)            -
                                                              ------------   ------------    ------------   ----------   -----------
           Net income ......................................  $       0.97   $       0.35    $       0.25   $     0.21   $      0.17
                                                              ============   ============    ============   ==========   ===========
   Price range, New York Stock Exchange (Note 1)              $      9 3/4   $    13 5/16    $   11 11/16   $ 10 15/16   $     9 3/4
                                                               to 15 15/16    to 15 15/16     to 13 15/16    to 13 1/8    to 13 7/16


Note 1. Amounts have been adjusted for a two-for-one stock split effected January 30, 1996.

                  COMPUTATION OF EARNINGS PER COMMON SHARE AND
                       COMMON SHARE EQUIVALENT (UNAUDITED)

Safeway Inc. and Subsidiaries




                                                                 1995                      1994                      1993
                                                         --------------------      --------------------      --------------------
                                                          Fully                     Fully                     Fully
(In millions, except per-share amounts)                  Diluted      Primary      Diluted      Primary      Diluted      Primary
                                                         ------------------------------------------------------------------------
Income before extraordinary loss                          $328.3       $328.3       $250.2       $250.2       $123.3       $123.3
Extraordinary loss....................................      (2.0)        (2.0)       (10.5)       (10.5)           -            -
                                                          ------       ------       ------       ------       ------       ------
Net income............................................    $326.3       $326.3       $239.7       $239.7       $123.3       $123.3
                                                          ======       ======       ======       ======       ======       ======

Weighted average common shares outstanding                 213.7        211.9        209.6        205.9        203.0        199.3
Common share equivalents .............................      29.8         28.7         37.5         38.2         43.9         42.8
                                                          ------       ------       ------       ------       ------       ------
Weighted average common shares and
   common share equivalents ..........................     243.5        240.6        247.1        244.1        246.9        242.1
                                                          ------       ------       ------       ------       ------       ------
Earnings per common share and common
   share equivalent:
     Income before extraordinary loss                     $ 1.35      $ 1.36        $ 1.01       $ 1.02       $ 0.50       $ 0.51
     Extraordinary loss...............................     (0.01)      (0.01)        (0.04)       (0.04)           -            -
                                                          ------       ------       ------       ------       ------       ------
     Net income ......................................    $ 1.34      $ 1.35        $ 0.97       $ 0.98       $ 0.50       $ 0.51
                                                          ------       ------       ------       ------       ------       ------
Calculation of common share equivalents:
     Options and warrants to purchase
       common shares                                        43.8         44.1         54.0         56.5         58.7         60.4
     Common shares assumed purchased with
       potential proceeds ............................     (14.0)       (15.4)       (16.5)       (18.3)       (14.8)       (17.6)
                                                          ------       ------       ------       ------       ------       ------
     Common share equivalents ........................      29.8         28.7         37.5         38.2         43.9         42.8
Calculation of common shares assumed purchased with
   potential proceeds:
     Potential proceeds from exercise of
       options and warrants to purchase
       common shares                                      $359.2       $298.9       $262.9       $237.5       $157.2       $146.5
     Common stock price used under the
       treasury stock method                              $25.62       $19.40       $15.94       $12.98       $10.63       $ 8.30
     Common shares assumed purchased
       with potential proceeds                              14.0         15.4         16.5         18.3         14.8         17.6

MANAGEMENT'S REPORT

        FINANCIAL STATEMENTS

        Safeway Inc. is responsible for the preparation, integrity and fair presentation of its published financial statements. The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles and necessarily include amounts that are based on judgments and estimates made by management. Safeway also prepared the other information included in the annual report and is responsible for its accuracy and consistency with the financial statements.

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

        INTERNAL CONTROL SYSTEM

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

        There are inherent limitations in the effectiveness of any system of internal control, including the possibility of circumvention or overriding of controls. Accordingly, even an effective internal control system can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of an internal control system can change with circumstances. As of December 30, 1995, Safeway believes its system of internal controls over financial reporting was effective for providing reliable financial statements.


/s/ Steven A. Burd                              /s/ Julian C. Day
-----------------------------                   ------------------------------
Steven A. Burd                                   Julian C. Day
President and                                    Executive Vice President and
Chief Executive Officer                          Chief Financial Officer



INDEPENDENT AUDITORS' REPORT

        The Board of Directors and Stockholders of Safeway Inc.:

        We have audited the accompanying consolidated balance sheets of Safeway Inc. and subsidiaries as of December 30, 1995 and December 31, 1994, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three fiscal years in the period ended December 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Safeway Inc. and subsidiaries at December 30, 1995 and December 31, 1994, and the results of their operations and their cash flows for each of the three fiscal years in the period ended December 30, 1995 in conformity with generally accepted accounting principles.



/s/ Deloitte & Touche LLP
-------------------------------

Oakland, California
February 19, 1996

                            APPENDIX TO EXHIBIT 13.1
                        GRAPHIC PRESENTATION OF MATERIAL

         The following three graphs in the Company's 1995 Annual Report to Stockholders are incorporated by reference in Item 7, Management's Discussion and Analysis of Financial Condition and Results of
         Operations:

         1. On page 16 under the section "Financial Review" is a bar graph entitled "Net Income (In Millions)" which shows net income for 1993, 1994 and 1995 as follows:

                              1993                           $123.3
                              1994                           $239.7
                              1995                           $326.3

         This graph has an initial value of zero.

         2. On page 16 under the section "Financial Review" is a pie graph entitled "1995 Portions of the Sales Dollar" depicting the following :

                 Cost of Goods Sold                                            72.9%
                 Operating and Administrative Expenses                         22.7%
                 Operating Profit                                               4.4%

         This graph accompanies the subsection entitled "Sales".

         3. On page 17 under the section "Financial Review" is a bar graph entitled "Interest Expense (In Millions)" which shows interest expense for 1993, 1994 and 1995 as follows:

                              1993                           $265.5
                              1994                           $221.7
                              1995                           $199.8

         This graph accompanies the subsection entitled " Interest Expense" and has an initial value of zero.