Form 10-K, Exhibit 13
period 1996-12-28
SAFEWAY INC
filed 1997-03-26
CIK 86144

                                                                    EXHIBIT 13.1




COMPANY IN REVIEW


At December 28, 1996, Safeway Inc. ("Safeway" or the "Company") operated 1,052 stores in the United States and Canada. U.S. retail operations are located principally in northern California, Oregon, Washington, Colorado, Arizona and the Mid-Atlantic region. Canadian retail operations are located principally in British Columbia, Alberta and Manitoba/Saskatchewan. In support of its retail operations, Safeway has an extensive network of distribution, manufacturing and food processing facilities.

   In addition to stores operated under the Safeway name, the Company has ownership interests in two other retailers. At year-end 1996, Safeway held a 49% interest in Casa Ley, S.A. de C.V. ("Casa Ley"), which operated 71 food and general merchandise stores in western Mexico, and a 34.4% interest in The Vons Companies, Inc. ("Vons").

MERGER WITH VONS

In December 1996, Safeway and Vons entered into an agreement pursuant to which Safeway will issue 1.425 shares of Safeway common stock for each share of Vons common stock it does not currently own in a transaction (the "Merger") that will be accounted for as a purchase. As a result of the Merger, Vons will become a wholly-owned subsidiary of Safeway. The transaction is subject to approval by Vons' shareholders. The companies expect to complete the transaction in early April of 1997.

   At December 28, 1996, Vons operated 320 supermarkets and food and drug combination retail stores located primarily in southern California under the names Vons and Pavilions. Vons also operates a fluid milk processing facility, an ice cream plant, a bakery, and two distribution facilities for meat, grocery, produce and general merchandise to support the store network.

   In connection with the Merger, Safeway will repurchase (the "Repurchase") 32 million shares of Safeway common stock held by one or more partnerships controlled by affiliates of Kohlberg Kravis Roberts & Co. ("KKR") at $43 per share, or $1.376 billion in the aggregate. To finance the Repurchase, Safeway currently expects to enter into a new credit agreement to provide for, among other things, increased borrowing capacity to $3 billion and an extended maturity on the new commitments.

RETAIL OPERATIONS

STORES Safeway operates stores ranging in size from approximately 8,600 square feet to over 60,000 square feet. Safeway determines the size of a new store based on a number of considerations, including the needs of the community the store serves, the location and site plan, and the estimated return on capital invested. Most stores offer a wide selection of both food and general merchandise and feature a variety of specialty departments such as bakery, deli and floral. In most of Safeway's larger stores, specialty departments are showcased in each corner and along the perimeter walls of the store to create a pleasant shopping atmosphere. Safeway's primary new store prototype is 55,000 square feet and is designed to accommodate changing consumer needs and to achieve certain operating efficiencies.

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

   The following table summarizes Safeway's stores by size at year-end 1996:

                                        Number   Percent
                                     of Stores  of Total
--------------------------------------------------------
Less than 30,000 square feet               285       27%
30,000 to 50,000                           569       54
More than 50,000                           198       19
--------------------------------------------------------
Total stores                             1,052      100%
========================================================

STORE OWNERSHIP At year-end 1996, Safeway owned more than one-third of its stores. Safeway leases its remaining stores. In recent years, the Company has preferred ownership because it provides control and flexibility with respect to financing terms, remodeling, expansions and closures.

MERCHANDISING Safeway's operating strategy is to provide superior value to its customers by maintaining high store standards and a wide selection of high quality products at competitive prices. Pharmacies, specialty departments, and special services are designed to provide one-stop shopping for today's busy shoppers.

   Safeway's merchandising strategy emphasizes high quality perishables, including in-store bakery, produce, floral, delicatessen and meat departments.

   Safeway has introduced a line of over 650 premium corporate brand products since 1993 under the "Safeway SELECT" banner. These products include soft drinks, pasta and pasta sauces, salsa, whole bean coffee, cookies, ice cream, yogurt, pet food and laundry detergent. The line also includes Safeway SELECT "Enlighten" items such as no-fat salad dressings and low-sodium quick lunches, and Safeway SELECT "Gourmet Club" frozen entrees and hors d'oeuvres.

   The Safeway SELECT line is designed to offer premium quality products that are equal or superior to comparable best-selling nationally advertised brands, are offered at more competitive prices, or are not available from national brand manufacturers. Safeway also offers a wide selection of private label products under well-known and respected brand names such as Safeway, Lucerne and Mrs. Wright's, which Safeway believes are equivalent in quality to comparable nationally advertised brands.

   The Company continually refines its merchandising strategies which are designed to identify and accommodate changing demographics, lifestyles and product preferences of its customers. Safeway has intensified its efforts to improve in-stock conditions and enhance merchandise presentation and selection.

MANUFACTURING AND WHOLESALE OPERATIONS

The principal function of manufacturing operations is to purchase, manufacture and process private label merchandise sold in Safeway stores under brand names such as Safeway, Lucerne, Mrs. Wright's and Safeway SELECT. As measured by sales dollars, approximately one-half of Safeway's private label merchandise is manufactured in company-owned plants, and the remainder is purchased from third parties.

       During 1993, Safeway began a review to identify manufacturing operations that were not providing acceptable returns. This review resulted in the sale or closure of three plants during 1993, six plants during 1994, five plants during 1995, three plants during 1996 and a reorganization of the manufacturing division administrative office during 1994. In 1997, Safeway expects to open a new manufacturing facility in California to replace a facility closed in early 1997. The ongoing review of all remaining manufacturing operations may result in additional plant closures.

   Safeway's Canadian subsidiary has a wholesale operation that distributes both national brands and private label products to independent grocery stores and institutional customers.

   Safeway operated the following manufacturing and processing facilities at year-end 1996:

                                           U.S.   CANADA
--------------------------------------------------------
Milk plants                                 6         3
Bread baking plants                         5         2
Ice cream plants                            4         3
Cheese packaging plants                     1         1
Soft drink bottling plants                  4         -
Fruit and vegetable processing plants       2         3
Other food processing plants                3         2
Pet food plant                              1         -
--------------------------------------------------------
Total                                      26        14
========================================================


   In addition, the Company operates laboratory facilities for quality assurance and research and development in certain of its plants and at its U.S. manufacturing headquarters in Walnut Creek, California.

DISTRIBUTION

Each of Safeway's retail operating areas is served by a regional distribution center consisting of one or more facilities. Safeway has 11 distribution/warehousing centers (seven in the United States and four in Canada), which collectively provide the majority of all products to Safeway stores. Safeway's distribution centers in northern California and British Columbia are operated by a third party. Management regularly reviews distribution operations focusing on whether these operations support their operating areas in a cost-effective manner. As a result of such reviews, Safeway has begun construction of a new replacement distribution center in Maryland.

CAPITAL EXPENDITURE PROGRAM

A component of the Company's long-term strategy is its capital expenditure program. The Company's capital expenditure program funds new stores, remodels, advances in information technology, and other facilities, including plant and distribution facilities and corporate headquarters. In the last several years, Safeway management has significantly strengthened its program to select and approve new capital investments.

   The table below reconciles cash paid for property additions reflected in the Consolidated Statements of Cash Flows to Safeway's broader definition of capital expenditures (dollars in millions):


                                1996        1995      1994
-----------------------------------------------------------
Cash paid for property
   additions                    $541.8     $450.9    $339.9
Less:  Purchases of
        previously leased
        properties               (13.2)      (9.9)    (54.5)
Plus:  Present value of all
        lease obligations
        incurred                  91.7       62.2      55.5
       Mortgage notes
        assumed in
        property acquisitions       --         --      11.3
-----------------------------------------------------------
Total capital expenditures      $620.3     $503.2    $352.2
-----------------------------------------------------------
Capital expenditures as a
   percent of sales                3.6%       3.1%      2.3%
New stores opened                   30         32        20
Stores closed or sold               37         35        36
Remodels                           141        108        71
Total retail square footage
   at year-end (in millions)      40.7       40.1      39.5

   Improved operations and lower project costs have raised the return on capital projects, allowing Safeway to increase capital expenditures to $620 million in 1996 from $503 million in 1995 and $352 million in 1994. In 1997, excluding any expenditures on Vons' operations, Safeway plans to invest approximately $700 million in capital expenditures to open 35 new stores and complete 150 remodels, as well as begin construction on a new distribution center in Maryland and open a new manufacturing plant in California.

   Management regularly reviews the performance of individual stores and other facilities on the basis of a variety of economic factors. Upon the decision to close a store or other facility, the Company accrues estimated future losses, if any, which may include lease payments or other costs of holding the facility, net of estimated future income. As of year-end 1996, Safeway had an accrued liability of $27.6 million for the anticipated future closure of 35 stores and $19.8 million for the anticipated future closure of other facilities.

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

FIVE-YEAR SUMMARY FINANCIAL INFORMATION

                                                            52 WEEKS    52 Weeks    52 Weeks    52 Weeks    53 Weeks
SAFEWAY INC. AND SUBSIDIARIES                                 1996        1995        1994        1993        1992
--------------------------------------------------------------------------------------------------------------------
(Dollars in millions, except per-share amounts)
RESULTS OF OPERATIONS

Sales                                                      $17,269.0   $16,397.5   $15,626.6   $15,214.5   $15,151.9
====================================================================================================================
Gross profit                                                 4,774.2     4,492.4     4,287.3     4,123.3     4,149.9

Operating and administrative expense                        (3,882.5)   (3,765.0)   (3,675.2)   (3,681.8)   (3,708.3)
--------------------------------------------------------------------------------------------------------------------
Operating profit                                               891.7       727.4       612.1       441.5       441.6

Interest expense                                              (178.5)     (199.8)     (221.7)     (265.5)     (290.4)

Equity in earnings of unconsolidated affiliates                 50.0        26.9        27.3        33.5        39.1

Other income, net                                                4.4         2.0         6.4         6.8         7.1
--------------------------------------------------------------------------------------------------------------------
Income before income taxes, extraordinary loss
and cumulative effect of accounting changes                    767.6       556.5       424.1       216.3       197.4

Income taxes                                                  (307.0)     (228.2)     (173.9)      (93.0)      (99.0)
--------------------------------------------------------------------------------------------------------------------
Income before extraordinary loss and
cumulative effect of accounting changes                        460.6       328.3       250.2       123.3        98.4

Extraordinary loss, net of tax benefit
of $1.3, $6.7, and $17.1                                           -        (2.0)      (10.5)          -       (27.8)

Cumulative effect of accounting changes,
net of tax benefit of $12.0                                        -           -           -           -       (27.1)
--------------------------------------------------------------------------------------------------------------------
Net income                                                 $   460.6   $   326.3   $   239.7   $   123.3   $    43.5
====================================================================================================================
Earnings per common share and common share
equivalent (fully diluted):

  Income before extraordinary loss and
  cumulative effect of accounting changes                  $    1.93   $    1.35   $    1.01   $    0.50   $    0.41

  Extraordinary loss                                               -       (0.01)      (0.04)          -       (0.12)

  Cumulative effect of accounting changes                          -           -           -           -       (0.11)
--------------------------------------------------------------------------------------------------------------------
  Net income                                               $    1.93   $    1.34   $    0.97   $    0.50   $    0.18
====================================================================================================================

FINANCIAL STATISTICS

Same-store sales (Note 1)                                        5.1%        4.6%        4.4%        2.1%       (1.6%)

Gross profit margin                                            27.65%      27.40%      27.44%      27.10%      27.39%

Operating and administrative expense margin                    22.48%      22.96%      23.52%      24.20%      24.47%

Operating profit margin                                          5.2%        4.4%        3.9%        2.9%        2.9%

Capital expenditures (Note 2)                              $   620.3   $   503.2   $   352.2   $   290.2   $   553.4

Depreciation and amortization                                  338.5       329.7       326.4       330.2       320.3

Total assets                                                 5,545.2     5,194.3     5,022.1     5,074.7     5,225.8

Total debt                                                   1,984.2     2,190.2     2,196.1     2,689.2     3,048.6

Stockholders' equity                                         1,186.8       795.5       643.8       382.9       243.1

Weighted average common shares and common
share equivalents (fully diluted) (in millions)                238.4       243.5       247.1       246.9       238.0

OTHER STATISTICS

Stores opened during the year                                     30          32          20          14          35

Stores closed or sold during the year                             37          35          36          39          49

Total stores at year-end                                       1,052       1,059       1,062       1,078       1,103

Remodels completed during the year (Note 3)                      141         108          71          45          63

Total retail square footage at year-end (in millions)           40.7        40.1        39.5        39.4        39.7

Note 1. Reflects sales increases (decreases) for stores operating the entire measurement period in both the current and prior periods. 1996 same-store sales exclude British Columbia stores, which were closed during a labor dispute.

Note 2.  Defined on page 14 under "Capital Expenditure Program."

Note 3. Defined as store projects (other than maintenance) generally requiring expenditures in excess of $200,000.

FINANCIAL REVIEW

RESULTS OF OPERATIONS

Safeway's net income was $460.6 million ($1.93 per share) in 1996, $326.3 million ($1.34 per share) in 1995, and $239.7 million ($0.97 per share) in 1994. In 1995 and 1994, income before extraordinary items was $328.3 million ($1.35 per share) and $250.2 million ($1.01 per share).

        During the second and third quarters of 1996, Safeway was engaged in a labor dispute in British Columbia which lasted 40 days and affected 86 stores. Under Provincial law in British Columbia, replacement workers could not be hired, and therefore all the affected stores were closed throughout the strike-lockout. Separately, the Company was engaged in a strike-lockout in the Denver operating area which lasted 44 days also during the second and third quarters of 1996. All of the Denver stores operated during the strike-lockout, largely with replacement workers. Safeway estimates that the combined impact of both disputes reduced 1996 earnings by approximately $0.14 per share.

        A nine-day strike during the second quarter of 1995 affected 208 stores in northern California. The Company estimates that the dispute reduced 1995 earnings by an estimated $0.025 per share.

SALES Sales were $17.3 billion in 1996, $16.4 billion in 1995 and $15.6 billion in 1994. Annual same-store sales (sales of stores operating the entire measurement period in both 1996 and 1995, including stores that remained open during strikes or lockouts) increased 5.1% in 1996 and 4.6% in 1995. British Columbia stores were closed during the strike-lockout, and therefore are excluded from 1996 annual same-store sales. This marks the third consecutive year that same-store sales have exceeded 4%. Through year-end 1996, Safeway has achieved 14 consecutive quarters of same-store sales increases in excess of 3%. Safeway has reinvested cost savings into more competitive pricing, improved store standards and enhanced customer service, which Safeway believes has resulted in increased sales. Safeway's efforts to upgrade store standards and customer service have focused on improving store appearance, in-stock condition, employee friendliness and speed of checkout. In addition, management believes that the success of the Safeway SELECT line of premium quality private label products also contributed to sales growth since its introduction in 1993.

GROSS PROFIT Gross profit represents the portion of sales revenue remaining after deducting the costs of inventory sold during the period, including purchase and distribution costs. Beginning with the first quarter of 1996, Safeway classified all in-store bakery production labor costs as operating and administrative expense. Previously, a portion of this labor cost was classified as a component of cost of goods sold. All prior periods have been reclassified to conform to the new presentation. Gross profit of 27.65% of sales in 1996 was up from 27.40% in 1995 and 27.44% in 1994. During 1996, Safeway continued to make progress in lowering its cost of sales through better buying practices, improved product mix, lower advertising expenses, distribution efficiencies, and manufacturing plant closures and consolidations. These improvements were offset during the second and third quarters of 1996 by the impact of the labor disputes in Denver and British Columbia, and by efforts to rebuild sales in those areas during the fourth quarter of the year. In addition, Safeway continued to reinvest cost savings throughout 1996 to maintain its competitive position.

OPERATING AND ADMINISTRATIVE EXPENSE Operating and administrative expense as a percentage of sales has declined each year since 1992 due to both sales increases and efforts to control costs. Efforts to control costs have included overhead reduction in the Company's administrative support functions, negotiation of competitive labor agreements, store level work simplification, consolidation of the Company's information technology operations, elimination of corporate perquisites and the general encouragement of a "culture of thrift" among employees. As a result, operating and administrative expense fell to 22.48% of sales in 1996 from 22.96% in 1995 and 23.52% in 1994.

INTEREST EXPENSE Interest expense fell to $178.5 million in 1996, from $199.8 million in 1995, and $221.7 million in 1994. Interest expense declined in 1996 due to a combination of lower interest rates and reduced debt levels. In 1995, interest expense declined primarily due to lower average debt outstanding resulting from Safeway's strong cash flow from operations.

EQUITY IN EARNINGS OF UNCONSOLIDATED AFFILIATES Equity in earnings of unconsolidated affiliates, recorded on a one-quarter delay basis, rose to $50.0 million in 1996 compared to $26.9 million in 1995 and $27.3 million in 1994. At year-end 1996, Safeway held a 34.4% interest in Vons, which operated 320 grocery stores located primarily in southern California, and a 49% interest in Casa Ley, which operated 71 food and general merchandise stores in western Mexico.

        Safeway's share of Vons' earnings was $31.2 million in 1996, compared to $18.3 million in 1995 and $11.6 million in 1994. According to Vons' financial reports filed with the Securities and Exchange Commission, same-store sales increased 5.2% for the 16 weeks and 5.5% for the 40 weeks ended October 6, 1996. In 1994, Vons reported a restructuring charge which decreased Safeway's share of Vons' earnings by $3.9 million. According to Vons, this restructuring charge included anticipated expenses associated with a program to close underperforming stores and reduce workforce.

        Income from Safeway's equity investment in Casa Ley increased to $18.8 million in 1996 from $8.6 million in 1995 and $15.7 million in 1994. For much of 1995, Mexico suffered from high interest rates and inflation which adversely affected Casa Ley. During 1996, interest rates and inflation in Mexico have moderated and Casa Ley's financial results have gradually improved.

EXTRAORDINARY LOSS In 1995 and 1994, Safeway's net income was reduced by extraordinary losses of $2.0 million ($0.01 per share) and $10.5 million ($0.04 per share) for the early retirement of debt. The extraordinary losses represent the payment of premiums on retired debt and the write-off of deferred finance costs, net of the related tax benefits. Depending on market conditions, Safeway may continue to purchase and retire long-term debt.

MERGER, REPURCHASE AND ACQUISITION OF COMMON STOCK EQUIVALENTS Following the Merger, it is expected that Safeway's operating and administrative expense will increase as a percentage of sales due to Vons' historically higher operating and administrative expense to sales ratio when restated to conform to Safeway's presentation. In addition, annual goodwill amortization will increase by approximately $29 million. However, Safeway plans to apply its cost reduction, sales growth and capital management strategies to Vons' operations in an effort to offset these negative effects.

        As a result of the Repurchase of Safeway common stock, the Company will significantly increase its debt and interest expense, but will also reduce the number of common shares outstanding used to calculate earnings per share after the Merger.

        SSI Equity Associates, L.P. ("SSI"), a related party, is a limited partnership whose sole assets consist of warrants to purchase 23.4 million shares of Safeway common stock at $1.00 per share. In 1995, the Company acquired 50.7% of the partnership interests in SSI for $196.2 million with proceeds from bank borrowings. During 1996, Safeway acquired an additional 13.8% of the partnership interests in SSI for $126.5 million, again with proceeds from bank borrowings. In calculating earnings per share, Safeway considers the warrants to be common stock equivalents. Safeway estimated that, as of year-end 1996, the effect of the 1996 repurchases would reduce common stock equivalents by about
3.1 million shares. The favorable effect on earnings per share from reducing common stock equivalents will be partially offset by interest expense on the bank borrowings.

        The combined impact of the Merger (including options to purchase Safeway shares as a result of the assumption of Vons options), the Repurchase and the 1996 SSI Warrant repurchases will be a net increase in the number of common stock and common stock equivalents of approximately 8.4 million shares as follows (in millions):

                                                                      Shares
----------------------------------------------------------------------------
Merger                                                                 43.5
Repurchase                                                            (32.0)
SSI Warrant repurchases                                                 (3.1)
----------------------------------------------------------------------------
Net increase in common stock and common stock equivalents               8.4
----------------------------------------------------------------------------

LIQUIDITY AND FINANCIAL RESOURCES

Net cash flow from operations was $825.2 million in 1996, $657.7 million in 1995 and $753.3 million in 1994. Net cash flow from operations increased in 1996 largely due to increased net income. Cash flow from operations was down in 1995 compared to 1994 primarily as a result of strong improvement in 1994 working capital items, particularly accounts payable.

        Cash flow used by investing activities was $482.3 million in 1996, $425.7 million in 1995 and $331.6 million in 1994. The increase in cash flow used by investing activities is primarily the result of increased capital expenditures for 30 new stores and 141 remodels in 1996, 32 new stores and 108 remodels in 1995, and 20 new stores and 71 remodels in 1994.

        Cash flow used by financing activities was $337.5 million in 1996, $218.4 million in 1995 and $478.5 million in 1994, reflecting Safeway's steady reduction in total debt in the last three years.

        Net cash flow from operations as presented on the Consolidated Statements of Cash Flows is an important measure of cash generated by the Company's operating activities. Operating cash flow, as defined below, is similar to net cash flow from operations because it excludes certain noncash items. However, operating cash flow also excludes interest expense and income taxes. Management believes that operating cash flow is relevant to investors because operating cash flow assists investors in evaluating Safeway's ability to service its debt by providing a commonly used measure of cash available to pay interest and facilitates comparisons of Safeway's results of operations with those companies having different capital structures. Safeway's computation of operating cash flow is as follows (dollars in millions):

                                                  1996        1995      1994
------------------------------------------------------------------------------
Income before income taxes
  and extraordinary loss                       $  767.6      $556.5   $424.1
LIFO expense                                        4.9         9.5      2.7
Interest expense                                  178.5       199.8    221.7
Depreciation and amortization                     338.5       329.7    326.4
Equity in earnings of
  unconsolidated affiliates                       (50.0)      (26.9)   (27.3)
------------------------------------------------------------------------------
Operating cash flow                            $1,239.5    $1,068.6   $947.6
------------------------------------------------------------------------------
As a percent of sales                               7.18%       6.52%    6.06%
------------------------------------------------------------------------------
As a multiple of interest expense                   6.94x       5.35x    4.27x
------------------------------------------------------------------------------

   Annual debt maturities over the next five years are set forth in Note C of the Company's 1996 consolidated financial statements.

   As of year-end 1996, the Company had effectively converted $83.0 million of its $494.3 million of floating rate debt to fixed interest rate debt through the use of interest rate swap agreements. Interest rate swap agreements increased interest expense by $3.0 million in 1996, $0.3 million in 1995 and $4.4 million in 1994. The significant terms of such agreements outstanding at year-end 1996 are described in Note E to the Company's 1996 consolidated financial statements.

   Total debt at year-end 1996 fell slightly to $1.98 billion from $2.19 billion at year-end 1995, despite increased capital expenditures and the acquisition of limited partnership interests in SSI for $126.5 million. Safeway anticipates that borrowings will increase significantly due to the Repurchase and assumption of Vons debt. To finance the Repurchase, Safeway currently expects to enter into a new credit agreement to provide for, among other things, increased borrowing capacity to $3 billion and an extended maturity on the new commitments.

   Based upon the current level of operations of Safeway and Vons, Safeway expects cash flow from operations of the combined company, supplemented by borrowings available under the new credit agreement, to be Safeway's primary sources of liquidity. Management believes that these sources of liquidity will be adequate to meet anticipated requirements for working capital, capital expenditures, interest payments and scheduled principal payments.

FORWARD-LOOKING STATEMENTS

This Annual Report contains certain forward-looking statements relating to, among other things, capital expenditures, cost reduction and operating improvements. Such statements are subject to inherent uncertainties and risks, including among others: business and economic conditions generally in the Company's operating regions; pricing pressures and other competitive factors; results of the Company's programs to reduce costs; the ability to integrate Vons and achieve operating improvements; relations with union bargaining units; and the availability and terms of financing. Consequently, actual events and results may vary significantly from those included in or contemplated or implied by such statements.

CONSOLIDATED STATEMENTS OF INCOME

SAFEWAY INC. AND SUBSIDIARIES                                                   1996             1995              1994
---------------------------------------------------------------------------------------------------------------------------
(In millions, except per-share amounts)

                     Sales                                                  $   17,269.0     $   16,397.5      $   15,626.6
                     Cost of goods sold                                        (12,494.8)       (11,905.1)        (11,339.3)
                     ------------------------------------------------------------------------------------------------------
                        Gross profit                                             4,774.2          4,492.4           4,287.3
                     Operating and administrative expense                       (3,882.5)        (3,765.0)         (3,675.2)
                     ------------------------------------------------------------------------------------------------------
                        Operating profit                                           891.7            727.4             612.1
                     Interest expense                                             (178.5)          (199.8)           (221.7)
                     Equity in earnings of unconsolidated affiliates                50.0             26.9              27.3
                     Other income, net                                               4.4              2.0               6.4
                     ------------------------------------------------------------------------------------------------------
                        Income before income taxes and
                        extraordinary loss                                         767.6            556.5             424.1
                     Income taxes                                                 (307.0)          (228.2)           (173.9)
                     ------------------------------------------------------------------------------------------------------
                        Income before extraordinary loss                           460.6            328.3             250.2
                     Extraordinary loss related to early retirement of
                     debt, net of income tax benefit of $1.3 and $6.7                  -             (2.0)            (10.5)
                     ------------------------------------------------------------------------------------------------------
                        Net income                                            $    460.6      $     326.3       $     239.7
                     ======================================================================================================
                     Earnings per common share and common
                     share equivalent:
                        Primary
                           Income before extraordinary loss                   $      1.94     $       1.36      $      1.02
                           Extraordinary loss                                           -            (0.01)           (0.04)
                     ------------------------------------------------------------------------------------------------------
                             Net income                                       $      1.94     $       1.35      $      0.98
                     ======================================================================================================
                        Fully diluted
                           Income before extraordinary loss                   $      1.93     $       1.35      $      1.01
                           Extraordinary loss                                           -            (0.01)           (0.04)
                     ------------------------------------------------------------------------------------------------------
                             Net income                                       $      1.93     $       1.34      $      0.97
                     ======================================================================================================
                     Weighted average common shares
                     and common share equivalents:
                        Primary                                                     237.8            240.6            244.1
                        Fully diluted                                               238.4            243.5            247.1

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

                                                                                               YEAR-END          YEAR-END
SAFEWAY INC. AND SUBSIDIARIES                                                                    1996              1995
---------------------------------------------------------------------------------------------------------------------------
(In millions)
ASSETS               Current assets:
                        Cash and equivalents                                                   $     79.7        $     74.8
                        Receivables                                                                 160.9             152.7
                        Merchandise inventories, net of LIFO
                        reserve of $79.2 and $74.3                                                1,283.3           1,191.8
                        Prepaid expenses and other current assets                                   130.5              95.5
                     ------------------------------------------------------------------------------------------------------
                        Total current assets                                                      1,654.4           1,514.8
                     ------------------------------------------------------------------------------------------------------
                     Property:
                        Land                                                                        438.3             419.4
                        Buildings                                                                 1,286.9           1,213.2
                        Leasehold improvements                                                      957.2             858.5
                        Fixtures and equipment                                                    2,108.5           1,912.7
                        Property under capital leases                                               278.7             283.4
                     ------------------------------------------------------------------------------------------------------
                                                                                                  5,069.6           4,687.2
                        Less accumulated depreciation and amortization                            2,313.2           2,094.3
                     ------------------------------------------------------------------------------------------------------
                        Total property, net                                                       2,756.4           2,592.9

                     Goodwill, net of accumulated amortization of $116.4 and $106.3                 312.5             323.8
                     Prepaid pension costs                                                          328.7             322.4
                     Investments in unconsolidated affiliates                                       362.4             336.0
                     Other assets                                                                   130.8             104.4
                     ------------------------------------------------------------------------------------------------------
                     Total assets                                                                $5,545.2          $5,194.3
                     ======================================================================================================

                                                                                               YEAR-END          YEAR-END
                                                                                                 1996              1995
---------------------------------------------------------------------------------------------------------------------------
(In millions, except per-share amounts)
LIABILITIES AND      Current liabilities:
STOCKHOLDERS'           Current maturities of notes and debentures                             $    237.3        $    221.4
EQUITY                  Current obligations under capital leases                                     18.4              19.0
                        Accounts payable                                                          1,153.1           1,040.0
                        Accrued salaries and wages                                                  231.2             234.6
                        Other accrued liabilities                                                   390.0             424.0
                     ------------------------------------------------------------------------------------------------------
                        Total current liabilities                                                 2,030.0           1,939.0
                     ------------------------------------------------------------------------------------------------------
                     Long-term debt:
                        Notes and debentures                                                      1,568.1           1,783.6
                        Obligations under capital leases                                            160.4             166.2
                     ------------------------------------------------------------------------------------------------------
                        Total long-term debt                                                      1,728.5           1,949.8
                     Deferred income taxes                                                          223.8             108.5
                     Accrued claims and other liabilities                                           376.1             401.5
                     ------------------------------------------------------------------------------------------------------
                     Total liabilities                                                            4,358.4           4,398.8
                     ------------------------------------------------------------------------------------------------------
                     Commitments and contingencies
                     Stockholders' equity:
                        Common stock:  par value $0.01 per share;
                        750 shares authorized; 221.4 and 213.7 shares
                        outstanding                                                                   2.2               2.1
                        Additional paid-in capital                                                  750.3             684.9
                        Unexercised warrants purchased                                             (322.7)           (196.2)
                        Cumulative translation adjustments                                           12.0              20.3
                        Retained earnings                                                           745.0             284.4
                     ------------------------------------------------------------------------------------------------------
                        Total stockholders' equity                                                1,186.8             795.5
                     ------------------------------------------------------------------------------------------------------
                     Total liabilities and stockholders' equity                                  $5,545.2          $5,194.3
                     ======================================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

SAFEWAY INC. AND SUBSIDIARIES                                                    1996             1995              1994
---------------------------------------------------------------------------------------------------------------------------
(In millions)
CASH                 Net income                                                $   460.6        $   326.3         $   239.7
FLOW FROM            Reconciliation to net cash flow from operations:
OPERATIONS
                        Extraordinary loss related to early retirement
                        of debt, before income tax benefit                             -              3.3              17.2

                        Depreciation and amortization                              338.5            329.7             326.4

                        Amortization of deferred finance costs                       1.8              4.0               3.0

                        Deferred income taxes                                      113.9            (15.8)            (12.9)

                        LIFO expense                                                 4.9              9.5               2.7

                        Equity in earnings of unconsolidated affiliates            (50.0)           (26.9)            (27.3)

                        Net pension expense (income)                                 4.2              7.6              (1.4)

                        Contributions to Canadian pension plan                     (10.6)           (10.3)            (11.5)

                        Increase (decrease) in accrued claims
                        and other liabilities                                      (17.6)            19.0              (5.7)

                        Loss (gain) on property retirements                        (12.6)            20.4              56.3

                        Changes in working capital items:

                           Receivables                                              (8.5)            (3.8)            (24.5)

                           Inventories at FIFO cost                                (99.3)           (55.4)            (31.8)

                           Prepaid expenses and other current assets               (35.1)            (2.9)              3.6

                           Payables and accruals                                   135.0             53.0             219.5
                     ------------------------------------------------------------------------------------------------------
                             Net cash flow from operations                         825.2            657.7             753.3
                     ------------------------------------------------------------------------------------------------------

CASH FLOW            Cash paid for property additions                             (541.8)          (450.9)           (339.9)
FROM INVESTING
ACTIVITIES           Proceeds from sale of property and operations                  60.8             54.8              36.3

                     Other                                                          (1.3)           (29.6)            (28.0)
                     ------------------------------------------------------------------------------------------------------
                       Net cash flow used by investing activities                 (482.3)          (425.7)           (331.6)
                     ------------------------------------------------------------------------------------------------------

SAFEWAY INC. AND SUBSIDIARIES                                                    1996             1995              1994
---------------------------------------------------------------------------------------------------------------------------
(in millions)
CASH                 Additions to short-term borrowings                        $   227.2        $   183.7         $   157.9
FLOW FROM
FINANCING            Payments on short-term borrowings                            (280.4)          (131.5)           (108.0)
ACTIVITIES
                     Additions to long-term borrowings                             387.1            708.1             455.7

                     Payments on long-term borrowings                             (552.0)          (787.6)           (986.2)

                     Proceeds from exercise of warrants
                     and stock options                                              12.6             12.8              14.6

                     Premiums paid on early retirement of debt                         -             (3.3)            (13.2)

                     Purchase of unexercised warrants                             (126.5)          (196.2)                -

                     Other                                                          (5.5)            (4.4)              0.7
                     ------------------------------------------------------------------------------------------------------
                       Net cash flow used by financing activities                 (337.5)          (218.4)           (478.5)
                     ------------------------------------------------------------------------------------------------------
                     Effect of changes in exchange rates on cash                    (0.5)             0.5              (0.9)
                     ------------------------------------------------------------------------------------------------------
                     Increase (decrease) in cash and equivalents                     4.9             14.1             (57.7)


CASH AND             Beginning of year                                              74.8             60.7             118.4
EQUIVALENTS          ------------------------------------------------------------------------------------------------------
                     End of year                                               $    79.7        $    74.8         $    60.7
                     ======================================================================================================

OTHER                Cash payments during the year for:
CASH FLOW
INFORMATION             Interest                                               $   181.8        $   203.0         $   230.1

                        Income taxes, net of refunds                               156.7            213.0             126.0


NONCASH              Tax benefit from stock options exercised                       51.9             16.6              15.6
INVESTING
AND FINANCING        Mortgage notes assumed in property acquisitions                   -                -              11.3
ACTIVITIES
                     Capital lease obligations entered into                         15.5             13.7               4.5

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                                       RETAINED
                                        COMMON STOCK      ADDITIONAL   UNEXERCISED    CUMULATIVE       EARNINGS        TOTAL
                                      ----------------      PAID-IN      WARRANTS     TRANSLATION    (ACCUMULATED   STOCKHOLDERS'
SAFEWAY INC. AND SUBSIDIARIES         SHARES    AMOUNT      CAPITAL     PURCHASED     ADJUSTMENTS      DEFICIT)        EQUITY
---------------------------------------------------------------------------------------------------------------------------------
(in millions)
BALANCE, YEAR-END 1993                203.0      $2.0       $623.5                       $39.0          $(281.6)      $ 382.9

OPTIONS AND WARRANTS EXERCISED,
INCLUDING TAX BENEFIT                   6.6       0.1         30.1                           -                -          30.2

STOCK BONUSES                             -         -          0.9                           -                -           0.9

NET INCOME                                -         -            -                           -            239.7         239.7

TRANSITION ADJUSTMENTS                   -         -            -                        (9.9)               -          (9.9)
-----------------------------------------------------------------------------------------------------------------------------
BALANCE, YEAR-END 1994                209.6       2.1        654.5                        29.1            (41.9)        643.8

OPTIONS AND WARRANTS EXERCISED,
INCLUDING TAX BENEFIT                   4.0         -         29.4                           -                -          29.4

STOCK BONUSES                           0.1         -          1.0                           -                -           1.0

UNEXERCISED WARRANTS PURCHASED            -         -            -      $(196.2)             -                -        (196.2)

NET INCOME                                -         -            -            -              -            326.3         326.3

TRANSLATION ADJUSTMENTS                   -         -            -            -           (8.8)               -          (8.8)
-----------------------------------------------------------------------------------------------------------------------------
BALANCE, YEAR-END 1995                213.7       2.1        684.9       (196.2)          20.3            284.4         795.5

OPTIONS AND WARRANTS EXERCISED,
INCLUDING TAX BENEFIT                   7.7       0.1         64.4            -              -                -          64.5

STOCK BONUSES                             -         -          1.0            -              -                -           1.0

UNEXERCISED WARRANTS PURCHASED            -         -            -       (126.5)             -                -        (126.5)

NET INCOME                                -         -            -            -              -            460.6         460.6

TRANSLATION ADJUSTMENTS                   -         -            -            -           (8.3)               -          (8.3)
-----------------------------------------------------------------------------------------------------------------------------
BALANCE, YEAR-END 1996                221.4      $2.2       $750.3      $(322.7)         $12.0          $ 745.0      $1,186.8
=============================================================================================================================

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A:  THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY At December 28, 1996, Safeway Inc. ("Safeway" or the "Company") operated 1,052 stores in the United States and Canada. U.S. retail operations are located principally in northern California, Oregon, Washington, Colorado, Arizona and the Mid-Atlantic region. Canadian retail operations are located principally in British Columbia, Alberta and Manitoba/Saskatchewan. In support of its retail operations, Safeway has an extensive network of distribution, manufacturing and food processing facilities.

        In addition to stores operated under the Safeway name, the Company has ownership interests in two other retailers. At year-end 1996, Safeway held a 49% interest in Casa Ley, S.A. de C.V. ("Casa Ley"), which operated 71 food and general merchandise stores in western Mexico, and a 34.4% interest in The Vons Companies, Inc. ("Vons"), which operated 320 grocery stores located primarily in southern California.

        In December 1996, Safeway and Vons entered into an agreement for a business combination of the two companies pursuant to which Safeway will issue
1.425 shares of Safeway common stock for each share of Vons common stock it does not currently own in a transaction that will be accounted for as a purchase (the "Merger"). As a result of the Merger, Vons will become a wholly-owned subsidiary of Safeway. The transaction is subject to approval by Vons' shareholders. The companies expect to complete the transaction in early April of 1997.

BASIS OF CONSOLIDATION The consolidated financial statements include Safeway Inc., a Delaware corporation, and all majority-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. Investments in affiliates which are not majority-owned are reported using the equity method.

FISCAL YEAR The Company's fiscal year ends on the Saturday nearest December 31. The last three fiscal years consist of the 52-week periods ended December 28, 1996, December 30, 1995 and December 31, 1994.

RECLASSIFICATIONS Certain amounts for prior years have been reclassified to conform to the 1996 presentation.

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

MERCHANDISE INVENTORIES Merchandise inventory of $756 million at year-end 1996 and $693 million at year-end 1995 is valued at the lower of cost on a last-in, first-out ("LIFO") basis or market value. Such LIFO inventory had a replacement or current cost of $835 million at year-end 1996 and $767 million at year-end 1995. The remaining inventory is valued at the lower of cost on a first-in, first-out ("FIFO") basis or market value. FIFO cost of inventory approximates replacement or current cost. Inventory on a FIFO basis includes meat and produce in the United States, inventory of U.S. manufacturing operations and all inventories of the Canadian subsidiaries.

        Application of the LIFO method resulted in increases in cost of goods sold of $4.9 million in 1996, $9.5 million in 1995 and $2.7 million in 1994. Liquidations of LIFO layers during the three years reported did not have a significant effect on the results of operations.

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

GOODWILL Goodwill is amortized on a straight-line basis over 40 years. Goodwill amortization was $10.4 million in 1996, 1995 and 1994.

SELF-INSURANCE The Company is primarily self-insured for workers' compensation, automobile and general liability costs. The self-insurance liability is determined actuarially, based on claims filed and an estimate of claims incurred but not yet reported. The present value of such claims was accrued using a discount rate of 5.5% in both 1996 and 1995. The current portion of the self-insurance liability ($65.1 million at year-end 1996 and $70.6 million at year-end 1995) is included in other accrued liabilities in the consolidated balance sheets. The long-term portion of $168.7 million at year-end 1996 and $188.7 million at year-end 1995 is included in accrued claims and other liabilities. Claims payments were $66.7 million in 1996, $71.4 million in 1995 and $75.3 million in 1994. The total undiscounted liability was $266 million at year-end 1996 and $297 million at year-end 1995.

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

STATEMENTS OF CASH FLOWS Short-term investments with original maturities of less than three months are considered to be cash equivalents. Borrowings with original maturities of less than three months are presented net of related repayments.

OFF-BALANCE SHEET FINANCIAL INSTRUMENTS As discussed in Note E, the Company has entered into interest rate swap agreements to limit the exposure of its floating interest rate debt to changes in market interest rates. These agreements involve the exchange with a counterparty of fixed and floating rate interest payments periodically over the life of the agreements without exchange of the underlying notional principal amounts. The differential to be paid or received is recognized over the life of the agreements as an adjustment to interest expense. The Company's counterparties are major financial institutions.

REVENUE RECOGNITION  Sales are recorded when payment is tendered at check-out.

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

        The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and equivalents, accounts receivable, accounts payable and short-term debt. The carrying amount of these items approximates fair value.

Long-term debt. Market values quoted on the New York Stock Exchange are used to estimate the fair value of publicly traded debt. To estimate the fair value of debt issues that are not quoted on an exchange, the Company uses those interest rates that are currently available to it for issuance of debt with similar terms and remaining maturities. At year-end 1996, the estimated fair value of debt was $1.9 billion compared to a carrying value of $1.8 billion. At year-end 1995, the estimated fair value of debt was $2.1 billion compared to a carrying value of $2.0 billion.

Interest rate swap agreements. The fair value of interest rate swap agreements is the amount at which they could be settled based on estimates obtained from dealers. At year-end 1996 and 1995, net unrealized losses on interest rate swap agreements were $2.0 million and $2.4 million. Since the Company intends to hold these agreements as hedges for the terms of the agreements, the market risk associated with changes in interest rates should not be significant.

IMPAIRMENT OF LONG-LIVED ASSETS In 1996, Safeway adopted the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS No. 121 establishes recognition and measurement criteria for impairment losses when the Company no longer expects to recover the carrying value of a long-lived asset. Safeway's existing accounting policy for long-lived assets complied with SFAS No. 121. Therefore, the adoption of SFAS No. 121 did not have a material effect on the Company's Consolidated Financial Statements. Upon the decision to close a store or other facility, the Company accrues estimated future losses, if any, which may include lease payments or other costs of holding the facility, net of estimated future income. As of year-end 1996, Safeway had an accrued liability of $27.6 million for the anticipated future closure of 35 stores and $19.8 million for the anticipated future closure of other facilities.

STOCK-BASED COMPENSATION Safeway accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Safeway elected to adopt the disclosure requirements of SFAS No. 123,"Accounting for Stock-Based Compensation," in 1996.

NOTE B:  MERGER WITH THE VONS COMPANIES, INC.

Safeway currently owns approximately 34% of the outstanding common stock of Vons. In December 1996, Safeway and Vons entered into an agreement for the Merger pursuant to which Safeway will issue 1.425 shares of Safeway common stock for each share of Vons common stock it does not currently own in a transaction that will be accounted for as a purchase. As a result of the Merger, Vons will become a wholly-owned subsidiary of Safeway. The transaction is subject to approval by Vons' shareholders. The companies expect to complete the transaction in early April of 1997.

        Safeway currently recognizes its proportionate share of Vons' net income (based on Safeway's ownership interest in Vons) as equity in the earnings of an unconsolidated affiliate on a one-quarter delay basis. As of the acquisition date, Safeway will consolidate 100% of Vons' activity in its financial statements. Based on preliminary estimates, the cost to acquire the Vons stock not currently owned by Safeway will be approximately $1.7 billion, of which an estimated $1.5 billion will be allocated to goodwill with an estimated useful life of 40 years. Annual goodwill amortization of the combined company is expected to increase by approximately $29 million.

        In connection with the Merger, Safeway will repurchase (the "Repurchase") 32 million shares of Safeway common stock held by one or more partnerships controlled by affiliates of Kohlberg Kravis Roberts & Co. ("KKR") at $43 per share, or $1.376 billion in the aggregate. To finance the Repurchase, Safeway currently expects to enter into a new credit agreement to provide for, among other things, increased borrowing capacity to $3 billion and an extended maturity on the new commitments.

NOTE C:  FINANCING

Notes and debentures were composed of the following at year-end (in millions):


                                            1996      1995
                                           ------    ------
Credit Agreement, unsecured                $360.6    $395.0

9.30% Senior Secured
   Debentures due 2007                       70.7      70.7

Mortgage notes payable, secured             306.4     389.3

10% Senior Notes due 2002,
   unsecured                                 59.1      59.1

Medium-term notes, unsecured                 65.5      80.0

Other notes payable, unsecured              119.0     122.7

Short-term bank borrowings,
   unsecured                                 83.0     136.1

9.35% Senior Subordinated
   Notes due 1999, unsecured                161.5     172.5

10% Senior Subordinated
   Notes due 2001, unsecured                241.4     241.4

9.65% Senior Subordinated
   Debentures due 2004, unsecured           228.2     228.2

9.875% Senior Subordinated
   Debentures due 2007, unsecured           110.0     110.0
-----------------------------------------------------------
                                          1,805.4   2,005.0
Less current maturities                     237.3     221.4
-----------------------------------------------------------
Long-term portion                        $1,568.1  $1,783.6
===========================================================

CREDIT AGREEMENT Safeway's existing unsecured bank credit agreement (the "Credit Agreement") matures in 2000 and has two one-year extension options. Safeway may borrow up to $1.15 billion under the Credit Agreement, including up to $400 million in Canada. At year-end 1996, the Company had total unused borrowing capacity under the Credit Agreement of $722.7 million.

       U.S. borrowings under the Credit Agreement carry interest at one of the following rates selected by the Company: (i) the prime rate; (ii) a rate based on rates at which Eurodollar deposits are offered to first-class banks by the lenders in the Credit Agreement plus a pricing margin based on the Company's debt rating or interest coverage ratio (the "Pricing Margin"); or (iii) rates quoted at the discretion of the lenders. Canadian borrowings denominated in U.S. dollars carry interest at one of the following rates selected by the Company:
(a) the Canadian base rate; or (b) the Canadian Eurodollar rate plus the Pricing Margin. Canadian borrowings denominated in Canadian dollars carry interest at one of the following rates selected by the Company: (i) the Canadian prime rate; or (ii) the rate for Canadian bankers acceptances plus the Pricing Margin.

   The weighted average interest rate on borrowings under the Credit Agreement was 5.3% during 1996. At year-end 1996, the weighted average interest rate on borrowings under the Credit Agreement was 5.0%.

SENIOR SECURED INDEBTEDNESS The 9.30% Senior Secured Debentures due 2007 are secured by a Deed of Trust which created a lien on the land, buildings and equipment owned by Safeway at its distribution center in Tracy, California.

MORTGAGE NOTES PAYABLE Mortgage notes payable at year-end 1996 have remaining terms ranging from one to 13 years, have a weighted average interest rate of 9.3% and are secured by properties with a net book value of approximately $425 million.

SENIOR UNSECURED INDEBTEDNESS In 1992, the Company filed with the Securities and Exchange Commission a shelf registration statement relating to public offerings of up to $240 million of debt securities. Pursuant to the shelf registration, the Company issued $80 million of notes in 1992, including $74 million of 10% Senior Notes due 2002, and $80 million of medium-term notes in 1993. The Company used the proceeds from these notes to finance capital expenditures.

OTHER NOTES PAYABLE Other notes payable at year-end 1996 have remaining terms ranging from one to 15 years and a weighted average interest rate of 7.6%.

SENIOR SUBORDINATED INDEBTEDNESS The 9.35% Senior Subordinated Notes due 1999, 10% Senior Subordinated Notes due 2001, 9.65% Senior Subordinated Debentures due 2004, and 9.875% Senior Subordinated Debentures due 2007 (collectively the "Subordinated Securities") are subordinated in right of payment to, among other things, the Company's borrowings under the Credit Agreement, the 9.30% Senior Secured Debentures, the senior unsecured indebtedness and mortgage notes payable.

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

RESTRICTIVE COVENANTS The Credit Agreement and the indentures related to Safeway's 9.30% Senior Secured Debentures due 2007 and the Subordinated Securities (the "Indentures") contain certain restrictions on payments by the Company for, among other things: (i) paying cash dividends on its capital stock;
(ii) repurchasing shares of its capital stock or certain indebtedness; and (iii) acquiring any outstanding warrants, options or other rights to acquire shares of any class of stock of Safeway. At year-end 1996, the limitation on such restricted payments was $540 million. Other provisions of the Credit Agreement, Indentures and the indentures related to the senior unsecured indebtedness limit Safeway with respect to, among other things, (a) incurring additional indebtedness; (b) creating liens upon its assets; and (c) disposing of material amounts of assets other than in the ordinary course of business.

        Other provisions of the Credit Agreement limit certain acts of the Company and require the Company to meet certain financial tests.

        The restrictions under the Indentures will not affect the Company's ability to consummate the Merger and the Repurchase described in Note B above.

ANNUAL DEBT MATURITIES As of year-end 1996, annual debt maturities were as follows (in millions):
-----------------------------------------------------------
1997                                                 $237.3
1998                                                   70.8
1999                                                  195.6
2000                                                  386.0
2001                                                  306.3
Thereafter                                            609.4
-----------------------------------------------------------
                                                   $1,805.4
-----------------------------------------------------------

LETTERS OF CREDIT The Company had letters of credit of $153.5 million outstanding at year-end 1996 of which $66.7 million were issued under the Credit Agreement. The letters of credit are maintained primarily to support performance, payment, deposit or surety obligations of the Company. The Company pays annual commitment fees ranging from 0.25% to 0.75% on the outstanding portion of the letters of credit.

NOTE D:  LEASE OBLIGATIONS

Approximately two-thirds of the premises that the Company occupies are leased. The Company had approximately 1,020 leases at year-end 1996, including approximately 170 which are capitalized for financial reporting purposes. Most leases have renewal options, some with terms and conditions similar to the original lease, others with reduced rental rates during the option periods. Certain of these leases contain options to purchase the property at amounts that approximate fair market value.

        As of year-end 1996, future minimum rental payments applicable to non-cancelable capital and operating leases with remaining terms in excess of one year were as follows (in millions):

                                       CAPITAL   OPERATING
                                       LEASES     LEASES
----------------------------------------------------------
1997                                    $  39.4   $  144.4
1998                                       36.5      142.6
1999                                       32.9      138.4
2000                                       28.1      131.8
2001                                       25.8      118.7
Thereafter                                196.1      968.3
----------------------------------------------------------
Total minimum lease payments              358.8   $1,644.2
                                                  --------
Less amounts representing interest       (180.0)
-----------------------------------------------
Present value of net minimum lease
   payments                               178.8
Less current obligations                  (18.4)
-----------------------------------------------
Long-term obligations                    $160.4
-----------------------------------------------

   Future minimum lease payments under non-cancelable capital and operating lease agreements have not been reduced by minimum sublease rental income of $146.1 million.

   Amortization expense for property under capital leases was $17.9 million in 1996, $18.9 million in 1995 and $20.6 million in 1994. Accumulated amortization of property under capital leases was $156.1 million at year-end 1996 and $151.6 million at year-end 1995.

   The following schedule shows the composition of total rental expense for all operating leases (in millions). In general, contingent rentals are based on individual store sales.

                                 1996       1995      1994
-----------------------------------------------------------
Property leases:
   Minimum rentals              $138.2     $132.7    $126.4
   Contingent rentals              9.9        9.1       9.8
   Less rentals from subleases   (11.1)     (11.1)    (13.7)
-----------------------------------------------------------
                                 137.0      130.7     122.5
Equipment leases                  21.0       20.8      20.9
-----------------------------------------------------------
                                $158.0     $151.5    $143.4
-----------------------------------------------------------


NOTE E:  INTEREST EXPENSE

Interest expense consisted of the following (in millions):

                                  1996       1995      1994
-----------------------------------------------------------
Credit Agreement                $ 16.4     $ 13.5
Bank Credit Agreement and
   Working Capital Credit
   Agreement                       -         11.7    $ 20.5
9.30% Senior Secured
   Debentures                      6.6        6.6       8.0
Mortgage notes payable            33.0       43.3      50.2
10% Senior Notes                   5.9        5.9       6.5
Medium-term notes                  6.0        7.1       7.5
Other notes payable               11.9       11.3      16.5
Short-term bank borrowings         5.1        6.6       3.0
9.35% Senior Subordinated
   Notes                          15.3       16.1      19.6
10% Senior Subordinated
   Notes                          24.1       24.1      26.6
9.65% Senior Subordinated
   Debentures                     22.0       22.0      24.5
9.875% Senior Subordinated
   Debentures                     10.9       10.9      12.1
Obligations under capital
   leases                         20.8       21.0      22.2
Amortization of deferred
   finance costs                   1.8        4.0       3.0
Interest rate swap
   agreements                      3.0        0.3       4.4
Capitalized interest              (4.3)      (4.6)     (2.9)
-----------------------------------------------------------
                                $178.5     $199.8    $221.7
-----------------------------------------------------------

       As of year-end 1996, the Company had effectively converted $83.0 million of its $494.3 million of floating rate debt to fixed interest rate debt through the use of interest rate swap agreements. The significant terms of such agreements outstanding at year-end 1996 were as follows (dollars in millions):

                                   Variable
                         Canada    Interest
           U.S. Fixed     Fixed     Rates
Notional    Interest    Interest    to be    Origination  Expiration
Principal  Rates Paid  Rates Paid  Received      Date        Date
---------------------------------------------------------------------
 $10.0        5.8%                    5.5%       1992        1997
  18.3                    8.7%        2.9        1992        1997
  18.2                    8.7         4.4        1992        1997
  36.5                    6.0         4.0        1993        1998
------
 $83.0
------

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

   At year-end 1996 and 1995, net unrealized losses on the interest rate swap agreements were $2.0 million and $2.4 million. Since the Company intends to hold these agreements as hedges for the term of the agreements, the market risk associated with changes in interest rates should not be significant.

NOTE F - CAPITAL STOCK

SHARES AUTHORIZED AND ISSUED Authorized preferred stock consists of 25 million shares of which none was outstanding during 1996, 1995 or 1994. Authorized common stock consists of 750 million shares at $0.01 par value. Common stock outstanding at year-end 1996 and 1995 was 221.4 million and 213.7 million shares.

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

    Activity in the Company's stock option plans for the three-year period ended December 28, 1996 was as follows:

                                                               Weighted Average
                                               Options          Exercise Price
-------------------------------------------------------------------------------
Outstanding, year-end 1993                     27,087,240      $4.73
  1994 Activity:
        Granted                                 3,709,250      13.13
        Canceled                               (1,154,168)      7.25
        Exercised                              (4,329,298)      2.83
                                               ----------
Outstanding, year-end 1994                     25,313,024       6.18
  1995 Activity:
        Granted                                 1,018,180      18.13
        Canceled                                 (779,324)      7.44
        Exercised                              (3,386,558)      3.86
                                               ----------
Outstanding, year-end 1995                     22,165,322       7.04
  1996 Activity:
        Granted                                 1,995,992      33.30
        Canceled                                 (362,227)     10.14
        Exercised                              (4,412,509)      4.09
                                               ----------
Outstanding, year-end 1996                     19,386,578      10.14
                                               ----------
Exercisable, year-end 1995                     12,022,760       4.69
                                               ----------
Exercisable, year-end 1996                     11,517,320       8.50
                                               ----------
Weighted average fair value of options granted during the year:
  1995          $ 8.69
  1996          $15.28


    The following table summarizes stock option information at year-end 1996:

                         Options Outstanding                                         Options Exercisable
-----------------------------------------------------------------------------    -----------------------------
   Range of          Number         Weighted-Average         Weighted Average      Number     Weighted Average
Exercise Prices    of Options   Remaining Contractual Life    Exercise Price     of Options    Exercise Price
-----------------------------------------------------------------------------    -----------------------------
$ 1.00 to $ 1.00    2,087,000           1.70 years                $ 1.00          2,087,000          $ 1.00
  4.80 to   6.00    3,445,520          10.69                        5.47          2,031,285            5.48
  6.19 to   6.44    3,210,026           8.67                        6.43          2,686,820            6.43
  6.50 to   9.50    4,313,040          10.40                        7.78          2,648,072            7.82
  9.56 to  13.13    2,625,205           7.96                       12.58            823,961           12.49
 13.19 to  43.00    3,705,787           9.98                       24.85          1,240,182           29.38
                   -------------------------------------------------------------------------------------------
$ 1.00 to $43.00   19,386,578           8.81                      $10.33         11,517,320          $ 8.50
                   -------------------------------------------------------------------------------------------

        Options to purchase 7.4 million shares were available for grant at year-end 1996.

ADDITIONAL STOCK PLAN INFORMATION As discussed in Note A, the Company continues to account for its stock-based awards using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and its related interpretations. Accordingly, no compensation expense has been recognized in the financial statements for employee stock arrangements.

        Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" requires the disclosure of proforma net income and earnings per share as if the Company had adopted the fair value method as of the beginning of fiscal 1995. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company's calculations were made using the Black-Scholes option pricing model with the following weighted average assumptions: seven to nine years expected life to vesting; stock volatility of 30% in 1996 and 29% in 1995; risk-free interest rates of 6.29% in 1996 and 6.50% in 1995; and no dividends during the expected term.

        The Company's calculations are based on a single-option valuation approach and forfeitures are recognized as they occur. However, the impact of outstanding unvested stock options granted prior to 1995 has been excluded from the proforma calculation; accordingly, the 1995 and 1996 proforma adjustments are not indicative of future period proforma adjustments. Had compensation cost for the Safeway's stock option plans been determined based on the fair value at the grant date for awards in 1995 and 1996 consistent with the provisions of SFAS No. 123, the Company's net income and earnings per share would have been adjusted to the proforma amounts indicated below:

                                         1996            1995
                                        ------          ------
Net income (in millions):
   As reported                          $460.6          $326.3
   Proforma                              459.0           325.8
Primary earnings per share:
   As reported                          $ 1.94          $ 1.35
   Proforma                               1.93            1.35
Fully diluted earnings per share:
   As reported                          $ 1.93          $ 1.34
   Proforma                               1.92            1.34

PUBLIC STOCK OFFERING In February 1996, the Company completed the public offering of 23.0 million shares of common stock owned by affiliates of KKR, including 2.2 million shares issued upon the exercise of SSI Warrants (as defined below) and 0.2 million shares issued upon the exercise of employee stock options. Also in 1996, SSI Warrants to purchase 2.3 million shares attributable to the limited partnership interests owned by Safeway were canceled. The Company received proceeds of $2.4 million for the exercise price of the options and warrants. Affiliates of KKR and the option holder received the balance of proceeds from the stock offering. After the offering, two limited partnerships affiliated with KKR own 109.2 million shares of Safeway common stock, and SSI Equity Associates, L.P. holds SSI Warrants to purchase 23.4 million shares of Safeway common stock.

REPURCHASES OF COMMON STOCK AND WARRANTS TO PURCHASE COMMON STOCK At year-end 1996, warrants (the "SSI Warrants") to purchase 23.4 million shares of the Company's common stock at $1.00 per share were held by SSI Equity Associates, L.P. ("SSI"), a limited partnership whose sole assets consist of the SSI Warrants. The SSI Warrants are exercisable through November 15, 2001. SSI Partners, L.P., an affiliate of KKR, is the general partner of SSI. During 1996 and 1995, the Company acquired 64.5% of the partnership interests in SSI for $322.7 million with proceeds from bank borrowings, which was accounted for as a reduction to stockholders' equity.

   Outstanding common stock and the effect of options and warrants at year-end 1996 are summarized as follows (in millions):

                                                   Potential Proceeds
                                          Shares      from Exercise
                                          ------   ------------------

Common stock outstanding                   221.4
Options to purchase common stock            18.5          $169.9
SSI Warrants                                 8.3             8.3
                                           -----          ------
    Total                                  248.2          $178.2
                                           =====          ======

   Immediately following the Merger described in Note B above, the Company will consummate the Repurchase of 32.0 million shares of Safeway common stock held by one or more partnerships controlled by affiliates of KKR at $43 per share, or $1.376 billion in the aggregate. Immediately after the Repurchase, it is expected that the two limited partnerships affiliated with KKR will own approximately 33% of Safeway's outstanding common stock.

NOTE G:  TAXES ON INCOME

The components of income tax expense are as follows (in millions):

                         1996            1995            1994
                        ------          ------          ------
Current:
        Federal         $162.9          $157.9          $112.6
        State             30.7            29.9            23.1
        Foreign           (0.5)           56.2            51.4
                        ------          ------          ------
                         193.1           244.0           187.1
                        ======          ======          ======
Deferred:
        Federal           49.3             8.2            (0.6)
        State             12.6            (0.8)            1.9
        Foreign           52.0           (23.2)          (14.5)
                        ------          ------          ------
                         113.9           (15.8)          (13.2)
                        ------          ------          ------
                        $307.0          $228.2          $173.9
                        ======          ======          ======

        Extraordinary losses are presented net of related tax benefits. Therefore, 1995 and 1994 income tax expense excludes tax benefits of $1.3 million and $6.7 million on extraordinary losses. Tax benefits from the exercise of employee stock options of $51.9 million in 1996, $16.6 million in 1995 and $15.6 million in 1994 were credited directly to paid-in capital and, therefore, are excluded from income tax expense.

        The reconciliation of the provision for income taxes at the U.S. federal statutory income tax rate to the Company's income taxes is as follows (dollars in millions):

                                 1996            1995            1994
                                ------          ------          ------
Statutory rate                      35%             35%             35%
Income tax expense using
  federal statutory rate        $268.7          $194.8          $148.4
State rates on income less
  federal benefit                 28.1            18.9            16.3
Taxes provided on equity in
  earnings of unconsolidated
  affiliates at rates below
  the statutory rate             (10.5)           (5.3)           (6.9)
Taxes on foreign earnings
  not permanently reinvested       7.3             6.2             6.6
Withholding tax on Canadian
  earnings not permanently
  reinvested                         -            (5.8)            4.4
Nondeductible expenses and
  amortization                     3.2             4.2             2.9
Difference between statutory
  rate and foreign effective
  rate                            11.1             1.0             2.2
Other accruals                    (0.9)           14.2               -
                                ------          ------          ------
                                $307.0          $228.2          $173.9
                                ======          ======          ======

   Significant components of the Company's net deferred tax liability at year-end were as follows (in millions):

                                             1996     1995
------------------------------------------------------------
Deferred tax assets:
   Workers' compensation
     and other claims                      $  91.7   $ 102.9
   Accruals not currently deductible          48.7      59.5
   Accrued claims and other liabilities       47.4      48.3
   Employee benefits                           9.7      34.0
   Canadian operating loss
     carryforward                              2.7      54.7
   Other assets                                6.0      14.5
------------------------------------------------------------
                                             206.2     313.9
------------------------------------------------------------
Deferred tax liabilities:
   Property                                 (110.5)   (124.3)
   Prepaid pension costs                    (149.9)   (142.7)
   LIFO inventory reserves                   (66.8)    (53.7)
   Investments in unconsolidated affiliates  (48.1)    (40.0)
   Cumulative translation adjustments        (23.0)    (24.6)
   Other liabilities                         (31.7)    (37.1)
------------------------------------------------------------
                                            (430.0)   (422.4)
------------------------------------------------------------
Net deferred tax liability                 $(223.8)  $(108.5)
============================================================

        Income tax returns for years subsequent to 1985 and 1991 are subject to examination by U.S. and Canadian taxing authorities, respectively.

NOTE H:  EMPLOYEE BENEFIT PLANS AND COLLECTIVE BARGAINING AGREEMENTS

U.S. AND CANADIAN RETIREMENT PLANS The Company maintains defined benefit, non-contributory pension plans (the "Plans") for substantially all of its U.S. and Canadian employees not participating in multi-employer pension plans. Benefits are generally based upon years of service, age at retirement date and compensation during the last years of employment. The Company's funding policy is to contribute annually the amount necessary to satisfy the statutory funding standards. Through year-end 1996, the assets of the U.S. Plan have exceeded its actuarially determined liabilities by such amounts that the U.S. Plan was considered fully funded for purposes of contribution requirements. Accordingly, no Company contributions were made to the U.S. Plan during the last three years. In 1996, 1995 and 1994, the Company contributed $10.6 million, $10.3 million and $11.5 million to the Canadian Plan. Assets of the Plans are primarily composed of equity and interest-bearing securities.

        Actuarial assumptions used to determine year-end Plan status were as follows:

                                  1996      1995      1994
-----------------------------------------------------------
Discount rate used to
   determine the projected
   benefit obligations:
     U.S. Plan                    7.5%       7.0%      8.0%
     Canadian Plan                7.0        8.0       8.0
     Combined weighted
       average rate               7.4        7.2       8.0
Long-term rate of return on
   Plan assets:
     U.S. Plan                    9.0        9.0       9.0
     Canadian Plan                8.0        8.0       8.0
Rate of compensation
   increase                       5.5        5.5       5.5

        Net pension plan income (expense) consisted of the following (in millions):

                                 1996        1995       1994
--------------------------------------------------------------
Return on Plan assets:
   Actual return, gain (loss)   $162.4      $ 241.2    $(26.9)
   Deferred loss (gain)          (14.2)      (152.9)    123.6
-------------------------------------------------------------
Actuarial assumed return         148.2         88.3      96.7
Service cost                     (41.3)       (36.7)    (41.2)
Interest cost on projected
   benefit obligations           (51.7)       (48.3)    (44.9)
Net amortization                 (56.0)       (10.9)     (9.2)
-------------------------------------------------------------
Net pension plan income
   (expense) recognized
   in consolidated statements
   of income                    $ (0.8)     $  (7.6)   $  1.4
=============================================================

        Under the provisions of SFAS No. 88, "Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits" ("SFAS No. 88"), Safeway recognized a $3.4 million special termination expense in 1996 in connection with a workforce reduction, which is excluded from 1996 pension expense in the table above.

        The funded status of the Plans at year-end was as follows (in millions):

                                              1996        1995
-----------------------------------------------------------------
Fair value of assets at year-end            $1,392.0     $1,245.9
-----------------------------------------------------------------
Actuarially determined present value of:
     Vested benefit obligations                758.9        657.4
     Nonvested benefit obligations               9.3          9.3
-----------------------------------------------------------------
     Accumulated benefit obligations           768.2        666.7
     Additional amounts related to
        projected compensation
        increases                               98.9        102.7
-----------------------------------------------------------------
     Projected benefit obligations             867.1        769.4
-----------------------------------------------------------------
Fair value of assets in excess of
   projected benefit obligations               524.9        476.5
Adjustment for difference in book
   and tax basis of assets                    (165.1)      (165.1)
Unamortized prior service costs
   resulting from improved Plan
   benefits                                     83.3         68.7
Net gain from actuarial experience
   which has not been recognized in
   the consolidated financial
   statements                                 (114.4)       (57.7)
-----------------------------------------------------------------
Prepaid pension costs                        $ 328.7      $ 322.4
=================================================================

RETIREMENT RESTORATION PLAN The Retirement Restoration Plan provides death benefits and supplemental income payments for senior executives after retirement. The Company recognized expense of $4.4 million in 1996, $3.4 million in 1995 and $1.7 million in 1994. The aggregate projected benefit obligation of the Retirement Restoration Plan was approximately $44.9 million at year-end 1996 and $45.5 million at year-end 1995.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS In addition to pension and the Retirement Restoration Plan benefits, the Company sponsors plans that provide postretirement medical and life insurance benefits to certain salaried employees. Retirees share a portion of the cost of the postretirement medical plans. Safeway pays all of the cost of the life insurance plans. The plans are not funded.

        In 1996, the postretirement medical plan was amended to restrict the types of coverage available, to change the participant contributions and to exclude future retirees from participating in the plan. The exclusion of future retirees in the plan is considered a curtailment under the provisions of SFAS No. 88 which resulted in recognition of a curtailment gain of $14.5 million in 1996.

        At year-end 1996 and 1995, the Company's accumulated postretirement benefit obligation ("APBO") was $15.9 million and $23.3 million. The APBO represents the actuarial present value of benefits expected to be paid after retirement. Postretirement benefit expense was $1.7 million in 1996, $2.5 million in 1995 and $2.9 million in 1994.

        The significant assumptions used to determine the periodic postretirement benefit expense and the APBO were as follows:

                                  1996       1995      1994
-----------------------------------------------------------
Discount rate                     7.0%       7.0%      8.0%
Rate of compensation
   increase                       5.5        5.5       5.5

        For 1997, an 8.0% annual rate of increase in the per capita cost of postretirement medical benefits provided under the Company's group health plan was assumed. The rate was assumed to decrease gradually to 5.5% for 2002 and remain at that level thereafter. A 5.5% annual rate of increase was assumed for 1997 and thereafter in the per capita cost of postretirement benefits provided under HMO plans. If the health care cost trend rate assumptions were increased by 1% in each year, the APBO as of year-end 1996 would increase $0.1 million, and the net periodic postretirement benefit expense for 1996 would remain unchanged. Retiree contributions have historically been adjusted when plan costs increase. The APBO for the medical plans anticipates future cost-sharing changes to the written plan that are consistent with the Company's past practice.

MULTI-EMPLOYER PENSION PLANS Safeway participates in various multi-employer pension plans, covering virtually all Company employees not covered under the Company's non-contributory pension plans, pursuant to agreements between the Company and employee bargaining units which are members of such plans. These plans are generally defined benefit plans; however, in many cases, specific benefit levels are not negotiated with or known by the employer-contributors. Contributions of $112 million in 1996, $105 million in 1995 and $70 million in 1994 were made and charged to income.

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

COLLECTIVE BARGAINING AGREEMENTS At year-end 1996, Safeway had approximately 119,000 full and part-time employees. Approximately 90% of Safeway's employees in the United States and Canada are covered by collective bargaining agreements negotiated with local unions affiliated with one of 12 different international unions. There are approximately 400 such agreements, typically having three-year terms, with some agreements having terms up to five years. Accordingly, Safeway negotiates a significant number of these agreements every year.

        Of Safeway's approximately 107,000 unionized employees, approximately 7,000 in four operating areas are covered by labor contracts which are scheduled to expire in 1997. In addition, there are contracts in one operating area covering 10,000 employees that expired in 1996 and that have not yet been renewed. While Safeway believes that its relationship with its employees is good, there can be no assurance that contracts covering such 17,000 employees, or that labor contracts which come up for renewal after 1997, will be renewed. Failure to renew significant contracts can lead to work stoppages that could have an adverse effect on Safeway's results of operations.

NOTE I:  INVESTMENTS IN AFFILIATES

At year-end 1996, investments in affiliates consisted of a 49% interest in Casa Ley, which operated 71 food and general merchandise stores in western Mexico, and a 34.4% interest in Vons, which operated 320 grocery stores located mostly in southern California.

        In December 1996, Safeway and Vons entered into an agreement for the Merger pursuant to which Safeway will issue 1.425 shares of Safeway common stock for each share of Vons common stock it does not currently own in a transaction that will be accounted for as a purchase. The transaction is subject to approval by Vons' shareholders. The companies expect to complete the transaction in early April of 1997. See Note B to the Consolidated Financial Statements.

        At year-end 1996, the Company owned 15.1 million shares of Vons outstanding common stock. The Company's recorded investment in Vons was $286.4 million (including goodwill of $44.3 million) at year-end 1996 and $255.2 million (including goodwill of $45.6 million) at year-end 1995. Goodwill is being amortized over 40 years. At year-end 1996, the aggregate market value of Safeway's shares of Vons stock as quoted on the New York Stock Exchange was $871.6 million.

        Safeway's share of Vons' earnings, recorded on a one-quarter delay basis, was $31.2 million in 1996, compared to $18.3 million in 1995 and $11.6 million in 1994. According to Vons' financial reports filed with the Securities and Exchange Commission, same-store sales increased 5.2% and 5.5% for the 16 and 40 weeks ended October 6, 1996. In 1994, Vons reported a restructuring charge which decreased Safeway's share of Vons' earnings by $3.9 million. According to Vons, these restructuring charges included anticipated expenses associated with a program to close underperforming stores and reduce workforce.

        Summarized financial information derived from Vons' financial reports filed with the Securities and Exchange Commission was as follows (in millions):

                                     OCTOBER 6,   October 8,
                                        1996         1995
------------------------------------------------------------
Financial Position:
Current assets                        $  440.7     $  436.3
Property and equipment, net            1,182.9      1,189.3
Other assets                             529.3        545.3
-----------------------------------------------------------
Total assets                          $2,152.9     $2,170.9
-----------------------------------------------------------
Current liabilities                   $  706.0     $  573.6
Long-term obligations                    744.9        995.8
Shareholders' equity                     702.0        601.5
-----------------------------------------------------------
Total liabilities and shareholders'
   equity                             $2,152.9     $2,170.9
===========================================================


                           52 WEEKS      52 Weeks       52 Weeks
                            ENDED         Ended          Ended
                          OCTOBER 6,    October 8,     October 9,
                             1996          1995           1994
-----------------------------------------------------------------
Results of Operations:
Sales                     $ 5,366.6     $ 5,023.5      $ 4,990.9
Cost of sales and
  other expenses           (5,275.9)     (4,967.4)      (4,954.5)
----------------------------------------------------------------
Net income                $    90.7     $    56.1      $    36.4
================================================================

        Income from Safeway's equity investment in Casa Ley, recorded on a one-quarter delay basis, increased to $18.8 million in 1996 from $8.6 million in 1995 and $15.7 million in 1994. For much of 1995, Mexico suffered from high interest rates and inflation which adversely affected Casa Ley. During 1996, interest rates and inflation in Mexico have moderated and Casa Ley's financial results have gradually improved.

        Casa Ley had total assets of $263.1 million and $276.9 million as of September 30, 1996 and 1995 based on financial information provided by Casa Ley. Sales and net income for Casa Ley were as follows (in millions):

                                    12 months ended
                                     September 30,
                        ----------------------------------------
                         1996            1995             1994
----------------------------------------------------------------
Sales                   $810.1          $861.4          $1,052.4
================================================================
Net income              $ 33.8          $ 17.9          $   32.0
================================================================

NOTE J:  RELATED-PARTY TRANSACTIONS

KKR provides management, consulting and financial services to the Company for an annual fee. Such services include, but are not necessarily limited to, advice and assistance concerning any and all aspects of the operation, planning and financing of the Company. Payments for management fees, special services and reimbursement of expenses were $1,364,000 in 1996, $1,355,000 in 1995 and $980,000 in 1994.

        The Company holds an 80% interest in Property Development Associates ("PDA"), a partnership formed in 1987 with a company controlled by an affiliate of KKR, to purchase, manage and dispose of certain Safeway facilities which are no longer used in the retail grocery business. The financial statements of PDA are consolidated with those of the Company and minority interest of $25.1 million and $23.2 million at year-end 1996 and 1995 is included in accrued claims and other liabilities in the accompanying consolidated balance sheets. During 1996, the Company contributed to PDA 16 properties no longer used in its retail grocery business which had an aggregate net book value of $8.4 million. The minority partner contributed cash in an amount sufficient to maintain its 20% ownership. No gains or losses were recognized on these transactions. In 1995, no properties were contributed. Safeway paid PDA $1.6 million in 1996, $1.5 million in 1995 and $1.1 million in 1994 for reimbursement of expenses related to management and real estate services provided by PDA.

        Safeway sells products to Vons for resale under Vons' private label. Sales and cost of sales to Vons were as follows (in millions):

                         1996            1995             1994
----------------------------------------------------------------
Sales                   $51.4           $28.4             $19.5
================================================================
Cost of Sales           $49.3           $27.9             $18.5
================================================================

NOTE K:  COMMITMENTS AND CONTINGENCIES

LEGAL MATTERS In July 1988, there was a major fire at the Company's dry grocery warehouse in Richmond, California. Through January 9, 1997 in excess of 125,000 claims for personal injury and property damage arising from the fire have been settled for an aggregate amount of approximately $121 million. The Company's loss as a result of the fire damage to its property and settlement of the above claims was substantially covered by insurance.

   As of January 9, 1997, there were still pending approximately 3,000 claims against the Company for personal injury (including punitive damages) and approximately 460 separate claims for property damage arising from the smoke, ash and embers generated by the fire. A substantial percentage of these claims have been asserted in lawsuits against the Company filed in the Superior Court for Alameda County, California. There can be no assurance that the pending claims will be settled or otherwise disposed of for amounts and on terms comparable to those settled to date.

   On March 8, 1996, a purported class action was filed on behalf of persons allegedly injured as a result of the smoke, ash and embers generated by the fire. The complaint, which was amended after the Court sustained the Company's demurrer with leave to amend, generally alleges that the Company fraudulently
(i) obtained settlements of certain claims arising out of the fire and (ii) made statements that induced claimants not to file actions within the time period under the statute of limitations. The amended complaint seeks compensatory and punitive damages. Safeway has demurred to the amended complaint, and the court has taken the demurrer under submission. The Company has received notice from its insurance carrier denying coverage for claims asserted in this case. Safeway strongly disagrees with the insurance carrier's denial of coverage.

   Safeway believes that coverage under its insurance policy will be sufficient and available for resolution of all remaining third-party claims arising out of the fire.

   In February 1988, the Company sold its Kansas City Division to a company formed by Morgan, Lewis, Githen & Ahn Fund I ("Morgan Lewis") and financed principally by the Prudential Insurance Company of America ("Prudential") and its affiliate, PruCo Insurance Company ("PruCo"). In January 1993, the buyer (Food Barn Stores, Inc.) filed a voluntary petition under Chapter 11 of the U.S. Bankruptcy Code, and the plan of reorganization was confirmed in July 1994. In January 1995, Food Barn filed suit against the Company and others in the U.S. Bankruptcy Court for the Western District of Missouri. In its complaint, Food Barn alleges that (i) the 1988 transaction was a fraudulent conveyance under New York law, and (ii) the Company defrauded Food Barn and fraudulently induced it to enter into the February 1988 transaction. Food Barn seeks damages of $78 million (the alleged difference between the value of the division and the purchase price), and consequential damages of approximately $696 million, plus interest, and $100 million in punitive damages. In April 1995, the Company filed motions to dismiss, and for summary judgment on, Food Barn's claims, and in August 1995 the Bankruptcy Court denied the motions. In September 1995, the Company filed its answer and counterclaims, denying the operative allegations of the complaint, asserting numerous defenses, and alleging that any losses sustained by Food Barn were the result of actions and omissions of Morgan Lewis and its principals, Prudential and PruCo. A trial was held in December 1996 and January 1997, and the case is under submission in the Bankruptcy Court. Safeway believes that its defenses are meritorious.

   There are also pending against the Company various claims and lawsuits arising in the normal course of business, some of which seek damages and other relief which, if granted, would require very large expenditures.

   It is management's opinion that although the amount of liability with respect to all of the above matters cannot be ascertained at this time, any resulting liability, including any punitive damages but without regard to potential recovery under the Company's insurance policies where coverage is contested, will not have a material adverse effect on the Company's financial statements taken as a whole.

COMMITMENTS The Company has commitments under contracts for the purchase of property and equipment and for the construction of buildings. Portions of such contracts not completed at year-end are not reflected in the consolidated financial statements. These unrecorded commitments were $39.6 million at year-end 1996.

NOTE L:  FINANCIAL INFORMATION BY GEOGRAPHIC AREA


       (In millions)                                                  United States           Canada               Total
---------------------------------------------------------------------------------------------------------------------------
1996
   SALES                                                               $  13,797.5          $  3,471.5          $  17,269.0
   GROSS PROFIT                                                            3,901.3               872.9              4,774.2
   OPERATING PROFIT                                                          752.8               138.9                891.7
   INCOME BEFORE INCOME TAXES                                                652.2               115.4                767.6
   NET WORKING CAPITAL (DEFICIT)                                            (442.7)               67.1               (375.6)
   TOTAL ASSETS                                                            4,625.4               919.8              5,545.2
   NET ASSETS                                                                792.4               394.4              1,186.8

1995
   Sales                                                               $  12,902.4          $  3,495.1          $  16,397.5
   Gross profit                                                            3,584.5               907.9              4,492.4
   Operating profit                                                          590.1               137.3                727.4
   Income before income taxes and extraordinary loss                         448.9               107.6                556.5
   Net working capital (deficit)                                            (490.1)               65.9               (424.2)
   Total assets                                                            4,261.5               932.8              5,194.3
   Net assets                                                                462.6               332.9                795.5

1994
   Sales                                                               $  12,240.1          $  3,386.5          $  15,626.6
   Gross profit                                                            3,409.7               877.6              4,287.3
   Operating profit                                                          490.9               121.2                612.1
   Income before income taxes and extraordinary loss                         337.7                86.4                424.1
   Net working capital (deficit)                                            (372.5)              (13.5)              (386.0)
   Total assets                                                            4,171.3               850.8              5,022.1
   Net assets                                                                386.6               257.2                643.8


NOTE M:  QUARTERLY INFORMATION (UNAUDITED)

The summarized quarterly financial data presented below reflect all adjustments which, in the opinion of management, are of a normal and recurring nature necessary to present fairly the results of operations for the periods presented.

                                                                              LAST          THIRD         SECOND         FIRST
(IN MILLIONS, EXCEPT PER-SHARE AMOUNTS)                        YEAR         16 WEEKS      12 WEEKS       12 WEEKS      12 WEEKS
-------------------------------------------------------------------------------------------------------------------------------
1996
   Sales                                                    $17,269.0      $5,486.9       $3,954.0      $3,945.4      $3,882.7
   Gross profit                                               4,774.2       1,493.0        1,086.6       1,102.1       1,092.5
   Operating profit                                             891.7         283.7          203.8         210.1         194.1
   Income before income taxes                                   767.6         248.2          178.1         179.2         162.1
   Net income                                                   460.6         151.6          105.9         106.7          96.4
   Income per common share and common share
     equivalent:
   Primary                                                  $    1.94      $   0.63       $   0.44      $   0.44      $   0.40
   Fully diluted                                                 1.93          0.63           0.44          0.44          0.40
   Price range, New York Stock Exchange                     $  45-3/8      $ 45-3/8       $ 38-1/4      $ 35-5/8      $ 30-1/8
                                                           to 22-7/16     to 37-1/4      to 31-3/4     to 27-5/8    to 22-7/16

                                                                              LAST          THIRD         SECOND         FIRST
(IN MILLIONS, EXCEPT PER-SHARE AMOUNTS)                        YEAR         16 WEEKS      12 WEEKS       12 WEEKS      12 WEEKS
-------------------------------------------------------------------------------------------------------------------------------
1995
   Sales                                                    $16,397.5      $5,166.3       $3,845.5      $3,753.4      $3,632.3
   Gross profit                                               4,492.4       1,413.8        1,058.4       1,016.8       1,003.4
   Operating profit                                             727.4         231.9          176.4         165.1         154.0
   Income before income taxes and extraordinary loss            556.5         183.6          141.6         121.5         109.8
   Extraordinary loss related to early retirement of debt        (2.0)         (2.0)             -             -             -
   Net income                                                   326.3         111.9           83.7          68.7          62.0
   Income per common share and common share
     equivalent:
   Primary
     Income before extraordinary loss                       $    1.36      $   0.48       $   0.35      $   0.29      $   0.26
     Extraordinary loss                                         (0.01)        (0.01)             -             -             -
------------------------------------------------------------------------------------------------------------------------------
        Net income                                          $    1.35      $   0.47       $   0.35      $   0.29      $   0.26
------------------------------------------------------------------------------------------------------------------------------
   Fully diluted
     Income before extraordinary loss                       $    1.35      $   0.47           0.35      $   0.29      $   0.26
     Extraordinary loss                                         (0.01)        (0.01)             -             -             -
------------------------------------------------------------------------------------------------------------------------------
        Net income                                          $    1.34      $   0.46       $   0.35      $   0.29      $   0.26
------------------------------------------------------------------------------------------------------------------------------
   Price range, New York Stock Exchange                     $  25-3/4      $ 25-3/4       $20-5/16      $ 19-1/4      $  18
                                                           to 15-5/16   to 19-15/16    to 17-15/16    to 15-9/16    to 15-5/16


INDEPENDENT AUDITORS' REPORT



The Board of Directors and Stockholders of Safeway Inc.:

We have audited the accompanying consolidated balance sheets of Safeway Inc. and subsidiaries as of December 28, 1996 and December 30, 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three fiscal years in the period ended December 28, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Safeway Inc. and subsidiaries as of December 28, 1996 and December 30, 1995, and the results of their operations and their cash flows for each of the three fiscal years in the period ended December 28, 1996 in conformity with generally accepted accounting principles.



                                        DELOITTE & TOUCHE LLP


                                        San Francisco, California
                                        February 18, 1997

                        APPENDIX TO EXHIBIT 13.1
                   GRAPHIC PRESENTATION OF MATERIAL

        The following three graphs in the Company's 1996 Annual Report to Stockholders are incorporated by reference in Item 7, Management's Discussion and Analysis of Financial Condition and Results of
        Operations:

        1. On page 16 under the section "Financial Review" is a bar graph entitled "Net Income (In Millions)" which shows net income for 1994, 1995 and 1996 as follows:

                        1994                            $239.7
                        1995                            $326.3
                        1996                            $460.6

        This graph has an initial value of zero.

        2. On page 16 under the section "Financial Review" is a pie graph entitled "1996 Portions of the Sales Dollar" depicting the following:

                Cost of Goods Sold                              72.3%
                Operating and Administrative Expense            22.5%
                Operating Profit                                 5.2%

        This graph accompanies the subsection entitled "Sales".

        3. On page 17 under the section "Financial Review" is a bar graph entitled "Interest Expense (In Millions)" which shows interest expense for 1994, 1995 and 1996 as follows:

                        1994                            $221.7
                        1995                            $199.8
                        1996                            $178.5

        This graph accompanies the subsection entitled "Interest Expense" and has an initial value of zero.