Form 10-K, Exhibit 13
period 1998-01-03
SAFEWAY INC
filed 1998-03-24
CIK 86144

                                                                    EXHIBIT 13.1

COMPANY IN REVIEW

Safeway Inc. ("Safeway" or the "Company") is the second largest food and drug chain in North America based on sales, with 1,368 stores, including 315 Vons stores, at year-end 1997.

        The Company's U.S. retail operating areas are located principally in Washington, Oregon, northern California, southern California, Arizona, Colorado and the Mid-Atlantic region. The Company also has Canadian retail operations which are located primarily in British Columbia, Alberta and Manitoba/Saskatchewan. For each of its 10 retail operating areas, Safeway believes that it holds the number one or number two market share position for the total area served. In support of its retail operations, the Company has an extensive network of distribution, manufacturing and food processing facilities.

        On April 8, 1997, Safeway completed the acquisition of The Vons Companies, Inc. ("Vons") pursuant to which the Company issued 83.2 million shares of the Company's Common Stock for all of the shares of Vons common stock that it did not already own (the "Merger"). The Company also holds a 49% interest in Casa Ley, S.A. de C.V. ("Casa Ley"), which operates 74 food and general merchandise stores in western Mexico.


RETAIL OPERATIONS

STORES Safeway operates stores ranging in size from approximately 5,900 square feet to over 89,000 square feet. Safeway determines the size of a new store based on a number of considerations, including the needs of the community the store serves, the location and site plan, and the estimated return on capital invested. Most stores offer a wide selection of both food and general merchandise and feature a variety of specialty departments such as bakery, delicatessen, floral and pharmacy. In most of Safeway's larger stores, specialty departments are showcased in each corner and along the perimeter walls of the store to create a pleasant shopping atmosphere. Safeway's primary new store prototype is 55,000 square feet and is designed to accommodate changing consumer needs and to achieve certain operating efficiencies.

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

   The following table summarizes Safeway's stores by size at year-end 1997:


                                   Number       Percent
                                 of Stores      of Total
                                 ---------      --------
Less than 30,000 square feet         368          27%
30,000 to 50,000                     730          53
More than 50,000                     270          20
                                   -----         ---
Total stores                       1,368         100%
                                   =====         ===


STORE OWNERSHIP At year-end 1997, Safeway owned more than one-third of its stores. Safeway leased its remaining stores. In recent years, the Company has preferred ownership because it provides control and flexibility with respect to financing, remodel- ing, expansions and closures.

MERCHANDISING Safeway's operating strategy is to provide value to its customers by maintaining high store standards and a wide selection of high quality products at competitive prices. The Company emphasizes high quality perishables such as produce and meat, and specialty departments, including in-store bakery, delicatessen, floral, and pharmacy designed to provide one-stop shopping for today's busy shoppers.

        Safeway has introduced a line of more than 850 premium corporate brand products since 1993 under the "Safeway SELECT" banner. These products include soft drinks, pasta and pasta sauces, salsa, whole bean coffee, cookies, ice cream, yogurt, pet food and laundry detergent. The line also includes Safeway SELECT "Healthy Advantage" items such as low-fat ice cream and low-fat cereal bars, and Safeway SELECT "Gourmet Club" frozen entrees and hors d'oeuvres.

        The Safeway SELECT line is designed to offer premium quality products that are equal or superior in quality to comparable best-selling nationally advertised brands, are offered at more competitive prices, or are not available from national brand manufacturers. Safeway also offers a wide selection of private label products under well-known and respected brand names such as Safeway, Vons, Lucerne, Jerseymaid and Mrs. Wright's, which the Company believes are equivalent in quality to comparable nationally advertised brands.

        The Company continually refines its merchandising strategies, which are designed to identify and accommodate changing demographics, lifestyles and product preferences of its customers. Safeway has intensified its efforts to improve in-stock conditions and enhance merchandise presentation and selection.


MANUFACTURING AND WHOLESALE OPERATIONS

The principal function of manufacturing operations is to purchase, manufacture and process private label merchandise sold in stores operated by the Company. As measured by sales dollars, over one-half of Safeway's private label merchandise is manufactured in company-owned plants, and the remainder is purchased from third parties.

        During 1993, Safeway began a review to identify manufacturing operations that were not providing acceptable returns. This review resulted in the sale or closure of 19 plants from 1993 through 1997 and a reorganization of the manufacturing division administrative office during 1994. In 1998, Safeway expects to have fully operational a new food processing plant in California which will replace one that was closed in 1997 and another that is expected to close in 1998. The ongoing review of remaining manufacturing operations may result in additional plant closures.

        Safeway's Canadian subsidiary has a wholesale operation that distributes both national brands and private label products to independent grocery stores and institutional customers.

        Safeway operated the following manufacturing and processing facilities at year-end 1997:


                                           U.S.    Canada
                                            --       --
Milk plants                                  7        3
Bread baking plants                          6        2
Ice cream plants                             5        2
Cheese and meat packaging plants             2        2
Soft drink bottling plants                   4       --
Fruit and vegetable processing plants        1        3
Other food processing plants                 3        1
Pet food plant                               1       --
                                            --       --
Total                                       29       13
                                            ==       ==


        In addition, the Company operates laboratory facilities for quality assurance and research and development in certain of its plants and at its U.S. manufacturing headquarters in Walnut Creek, California.


DISTRIBUTION

Each of Safeway's 10 retail operating areas is served by a regional distribution center consisting of one or more facilities. Safeway has 13 distribution/warehousing centers (10 in the United States and three in Canada), which collectively provide the majority of all products to stores operated by the Company. Safeway's distribution centers in northern California and British Columbia are operated by third parties. Management regularly reviews distribution operations focusing on whether these operations support their operating areas in a cost-effective manner. As a result of such reviews, Safeway is constructing a replacement distribution center in Maryland.


CAPITAL EXPENDITURE PROGRAM

A component of the Company's long-term strategy is its capital expenditure program. The capital expenditure program funds new stores, remodels, advances in information technology, and other facilities including plant and distribution facilities and corporate headquarters. In the last several years, Safeway management has significantly strengthened its program to select and approve new capital investments resulting in improved returns on investment.

\   The table below reconciles cash paid for property additions reflected in the
Consolidated Statements of Cash Flows to Safeway's broader definition of capital expenditures (dollars in millions), and also details changes in the Company's store base during such period:


                                       1997           1996           1995
                                      ------         ------         ------
Cash paid for property
   additions                          $758.2         $541.8         $450.9
Less: Purchases of
       previously leased
       properties                      (28.2)         (13.2)          (9.9)
Plus: Present value of all
       lease obligations
       incurred                         91.3           91.7           62.2
Mortgage notes assumed
   in property additions                 0.9             --             --
Vons first quarter expenditures          7.2             --             --

                                      ------         ------         ------
Total capital expenditures            $829.4         $620.3         $503.2
                                      ======         ======         ======

Capital expenditures as a
   percent of sales                      3.7%           3.6%           3.1%
Vons stores acquired                     316             --
New stores opened                         37             30             32
Stores closed or sold                     37             37             35
Remodels                                 181            141            108
Total retail square footage
   at year-end (in millions)            53.2           40.7           40.1


        Improved operations and lower project costs have raised the return on capital projects, allowing Safeway to increase capital expenditures to $829 million in 1997 from $620 million in 1996 and $503 million in 1995. In 1998, Safeway expects to spend approximately $950 million and plans to open 40 to 45 new stores, complete more than 200 remodels and finish construction of the Maryland distribution center.

        Management regularly reviews the performance of individual stores and other facilities on the basis of a variety of economic factors. Upon reaching the decision to close a store or other facility, the Company accrues estimated future losses, if any, which may include lease payments or other costs of holding the facility, net of estimated future income. As of year-end 1997, Safeway had an accrued liability of $72.0 million for the anticipated future closure of 42 stores and $19.7 million for the anticipated future closure of other facilities.


PERFORMANCE-BASED COMPENSATION

The Company has performance-based compensation plans that cover approximately 7,750 management employees. Performance-based compensation plans set overall bonus levels based upon both operating results and working capital management. Individual bonuses are based on job performance. Certain employees are covered by capital investment bonus plans which measure the performance of capital projects based on operating performance over several years.

SAFEWAY INC. AND SUBSIDIARIES
FIVE-YEAR SUMMARY FINANCIAL INFORMATION


(Dollars in millions, except                  53 WEEKS            52 Weeks           52 Weeks           52 Weeks           52 Weeks
 per-share amounts)                             1997                1996               1995               1994               1993
                                             ----------         ----------         ----------         ----------         ----------
RESULTS OF OPERATIONS
Sales                                        $ 22,483.8         $ 17,269.0         $ 16,397.5         $ 15,626.6         $ 15,214.5
                                             ==========         ==========         ==========         ==========         ==========

Gross profit                                    6,414.7            4,774.2            4,492.4            4,287.3            4,123.3
Operating and administrative expense           (5,135.0)          (3,882.5)          (3,765.0)          (3,675.2)          (3,681.8)
                                             ----------         ----------         ----------         ----------         ----------

Operating profit                                1,279.7              891.7              727.4              612.1              441.5
Interest expense                                 (241.2)            (178.5)            (199.8)            (221.7)            (265.5)
Equity in earnings of unconsolidated
        affiliates (Note 1)                        34.9               50.0               26.9               27.3               33.5
Other income, net                                   2.9                4.4                2.0                6.4                6.8
                                             ----------         ----------         ----------         ----------         ----------

Income before income taxes
        and extraordinary loss                  1,076.3              767.6              556.5              424.1              216.3
Income taxes                                     (454.8)            (307.0)            (228.2)            (173.9)             (93.0)
                                             ----------         ----------         ----------         ----------         ----------
Income before extraordinary loss                  621.5              460.6              328.3              250.2              123.3
Extraordinary loss, net of tax benefit
        of $41.1, $1.3 and $6.7                   (64.1)                --               (2.0)             (10.5)                --
                                             ----------         ----------         ----------         ----------         ----------
Net income                                   $    557.4         $    460.6         $    326.3         $    239.7         $    123.3
                                             ==========         ==========         ==========         ==========         ==========

Diluted earnings per share (Note 2):
        Income before extraordinary loss     $     1.25         $     0.97         $     0.68         $     0.51         $     0.25
        Extraordinary loss                        (0.13)                --                 --              (0.02)                --
                                             ----------         ----------         ----------         ----------         ----------
        Net income                           $     1.12         $     0.97         $     0.68         $     0.49         $     0.25
                                             ==========         ==========         ==========         ==========         ==========

FINANCIAL STATISTICS
Identical-store sales increases (Note 3)            1.3%               5.1%               4.6%               4.4%               2.1%
Gross profit margin                               28.53%             27.65%             27.40%             27.44%             27.10%
Operating and administrative expense margin       22.84%             22.48%             22.96%             23.52%             24.20%
Operating profit margin                             5.7%               5.2%               4.4%               3.9%               2.9%
Capital expenditures (Note 4)                $    829.4         $    620.3         $    503.2         $    352.2         $    290.2
Depreciation and amortization                     455.8              338.5              329.7              326.4              330.2
Total assets                                    8,493.9            5,545.2            5,194.3            5,022.1            5,074.7
Total debt                                      3,340.3            1,984.2            2,190.2            2,196.1            2,689.2
Stockholders' equity                            2,149.0            1,186.8              795.5              643.8              382.9
Weighted average shares outstanding -
        diluted (in millions) (Note 2)            497.7              475.7              481.2              494.2              493.8
OTHER STATISTICS
Vons stores acquired during the year                316                 --                 --                 --                 --
Stores opened during the year                        37                 30                 32                 20                 14
Stores closed or sold during the year                37                 37                 35                 36                 39
Total stores at year-end                          1,368              1,052              1,059              1,062              1,078
Remodels completed during the year (Note 5)         181                141                108                 71                 45
Total retail square footage at
     year-end (in millions)                        53.2               40.7               40.1               39.5               39.4



Note 1. Reflects equity in Vons' earnings through the first quarter of 1997.

Note 2. Share and per-share amounts have been restated to reflect the two-for-one stock splits effected February 1998 and January 1996. Earnings per share have been restated in accordance with Statement of Financial Accounting Standards No. 128.

Note 3. Reflects sales increases for stores operating the entire measurement period in both the current and prior periods. 1997 and 1996 identical-store sales exclude British Columbia stores, which were closed during a labor dispute in 1996.

Note 4. Defined on pages 13 and 14 under "Capital Expenditure Program."

Note 5. Defined as store projects (other than maintenance) generally requiring expenditures in excess of $200,000.

FINANCIAL REVIEW

STOCK SPLIT

On January 28, 1998, Safeway's Board of Directors authorized a two-for-one split of the Company's common stock. The stock split was effected by a distribution on February 25, 1998 of one additional share for each share owned by stockholders of record on February 10, 1998. Share and per-share amounts presented herein have been restated to reflect this stock split.

MERGER WITH THE VONS COMPANIES, INC. ("VONS") On April 8, 1997, Safeway acquired Vons (the "Merger"). Pursuant to the Merger, Safeway issued 83.2 million shares of Safeway common stock for all of the Vons stock that Safeway did not already own. Vons is now a wholly-owned subsidiary of Safeway, and as of the beginning of the second quarter of 1997, Safeway's consolidated financial statements include Vons' financial results.

                        INCOME BEFORE EXTRAORDINARY LOSS
                                 (IN MILLIONS)

                                  [BAR GRAPH]

                                              1995         1996      1997
                                            -------       ------    ------
Income before extraordinary loss            $328.3        $460.6    $621.5

RESULTS OF OPERATIONS

Safeway's net income was $557.4 million ($1.12 per share) in 1997, $460.6 million ($0.97 per share) in 1996, and $326.3 million ($0.68 per share) in 1995. In 1997 and 1995, income before extraordinary items related to debt refinancings was $621.5 million ($1.25 per share) and $328.3 million ($0.68 per share), respectively.

        Safeway's 1997 income statement includes Vons' operating results since the second quarter plus the effect of Safeway's 34.4% equity interest in Vons in the first quarter, while the 1996 income statement reflects Safeway's equity interest in Vons for the full year. In order to facilitate an understanding of the Company's operations, this financial review presents certain pro forma information based on the 1997 and 1996 combined historical financial statements of the two companies as if the Merger had been effective as of the beginning of each of the years discussed. See Note B to the Company's 1997 Consolidated Financial Statements

                         PORTIONS OF 1997 SALES DOLLAR

                                  [PIE CHART]

Operating Profit                                5.69%
Operating & Administrative Expense             22.84%
Costs of Goods sold                            71.47%

        During the second quarter of 1997, Safeway was engaged in a 75-day labor dispute affecting 74 stores in the Alberta, Canada operating area. The Company estimates that the Alberta strike reduced 1997 net income by approximately $0.04 per share, and labor disputes in the British Columbia and Denver operating areas reduced 1996 net income by an estimated $0.07 per share.

        A nine-day strike during the second quarter of 1995 affected 208 stores in northern California. The Company estimates that this dispute reduced 1995 earnings by approximately $0.01 per share.

SALES Sales for the 53 weeks of 1997 were $22.5 billion compared to $17.3 billion for the 52 weeks of 1996. The increase was due primarily to the Vons merger and the additional week in 1997. Identical-store sales (stores operating the entire year in both 1997 and 1996, excluding replacement stores but including Vons for 41 weeks in both years) increased 1.3% while comparable-store sales, which includes replacement stores, increased 2.2%. The effects of the second-quarter strike in Alberta weakened 1997 identical and comparable-store sales comparisons. Lack of inflation also softened 1997 sales comparisons. Excluded from identical and comparable-store sales comparisons are 86 stores in British Columbia that were closed during a strike-lockout for a portion of the second and third quarters of 1996.

GROSS PROFIT Gross profit represents the portion of sales revenue remaining after deducting the costs of inventory sold during the period, including purchase and distribution costs. Gross profit was 28.53% of sales in 1997 compared to 27.65% in 1996 and 27.40% in 1995. On a pro forma basis, gross profit increased to 28.63% of sales in 1997 from 28.20% in 1996, primarily due to improvements in buying practices and product mix. In addition, the Company recorded LIFO income of $6.1 million in 1997 compared to LIFO expense of $4.9 million in 1996 reflecting slight deflation in 1997.

OPERATING AND ADMINISTRATIVE EXPENSE Operating and administrative expense was 22.84% of sales in 1997 compared to 22.48% in 1996 and 22.96% in 1995. Safeway's operating and administrative expense-to-sales ratio has increased compared to 1996 because Von's operating and administrative expense ratio has historically been higher than Safeway's (partially due to the high cost of real estate and labor in southern California). In addition, goodwill amortization has increased by approximately $30 million as a result of the Merger. On a pro forma basis, operating and administrative expense declined 35 basis points to 22.95% of sales in 1997, from 23.30% in 1996.

INTEREST EXPENSE Interest expense increased to $241.2 million in 1997 from $178.5 million in 1996 because of the debt incurred during the second quarter of 1997 to repurchase stock in conjunction with the Merger.

        During 1997, Safeway recorded an extraordinary loss of $64.1 million ($0.13 per share) for the repurchase of $589.0 million of Safeway's public debt, $285.5 million of Vons' public debt, and $40.0 million of medium-term notes. The extraordinary loss represents the payment of premiums on retired debt and the write-off of deferred finance costs, net of the related tax benefits. Safeway financed this repurchase with a public offering of $600 million of senior debt securities and the balance with commercial paper. The refinancing extends Safeway's overall long-term debt maturities, increases financial flexibility and, based on current interest rates, is expected to reduce annual interest expense.

        In May 1997, Safeway entered into interest rate cap agreements which expire in 1999 and entitle the Company to receive from counterparties the amounts, if any, by which interest at LIBOR on an $850 million notional amount exceeds 7%. The unamortized cost to purchase the cap agreements was $2.5 million at year-end 1997.

        As of year-end 1997, the Company had effectively converted $135.1 million of its floating rate debt to fixed interest rate debt through the use of interest rate swap agreements. Interest rate swap and cap agreements increased interest expense by $3.3 million in 1997, $3.0 million in 1996 and $0.3 million in 1995. The significant terms of swap and cap agreements outstanding at year-end 1997 are described in Note E to the Company's 1997 consolidated financial statements.

EQUITY IN EARNINGS OF UNCONSOLIDATED AFFILIATES Safeway's investment in unconsolidated affiliates consists of a 49% ownership interest in Casa Ley, S.A. de C.V. ("Casa Ley"), which operates 74 food and general merchandise stores in western Mexico. Through the first quarter of 1997, Safeway also held a 34.4% interest in Vons. Safeway records its equity in earnings of unconsolidated affiliates on a one-quarter delay basis.

        Income from Safeway's equity investment in Casa Ley increased to $22.7 million in 1997 from $18.8 million in 1996 and $8.6 million in 1995. For much of 1995, Mexico suffered from high interest rates and inflation which adversely affected Casa Ley. Since 1996, interest rates and inflation in Mexico moderated and Casa Ley's financial results have gradually improved.

        Equity in earnings of unconsolidated affiliates included Safeway's share of Vons' earnings of $12.2 million in the first quarter of 1997, $31.2 million in 1996 and $18.3 million in 1995.


LIQUIDITY AND FINANCIAL RESOURCES

Net cash flow from operations was $1,221.6 million in 1997, $825.2 million in 1996 and $657.7 million in 1995. Net cash flow from operations increased in 1997 and 1996 largely due to increased net income.

        Cash flow used by investing activities was $607.7 million in 1997, $482.3 million in 1996 and $425.7 million in 1995. The increase in cash flow used by investing activities in 1997 is primarily the result of increased capital expenditures to open 37 new stores, complete 181 remodels, complete construction of a manufacturing plant in California and begin work on a new distribution center in Maryland.

        Cash flow used by financing activities was $614.6 million in 1997, $337.5 million in 1996 and $218.4 million in 1995, reflecting Safeway's reduction in total debt in 1995 and 1996, followed by increased borrowing related to the Merger in 1997.

        Net cash flow from operations as presented on the Statement of Cash Flows is an important measure of cash generated by the Company's operating activities. Operating cash flow, as defined below, is similar to net cash flow from operations because it excludes certain non-cash items. However, operating cash flow also excludes interest expense and income taxes. Management believes that operating cash flow is relevant because it assists investors in evaluating Safeway's ability to service its debt by providing a commonly used measure of cash available to pay interest. Operating cash flow also facilitates comparisons of Safeway's results of operations with companies having different capital structures. Other companies may define operating cash flow differently, and as a result, such measures may not be comparable to Safeway's operating cash flow. Safeway's computation of operating cash flow is as follows (dollars in millions):


                                          1997               1996              1995
                                        ---------         ---------         ---------
Income before income taxes
  and extraordinary loss                $ 1,076.3         $   767.6         $   556.5
LIFO expense (income)                        (6.1)              4.9               9.5
Interest expense                            241.2             178.5             199.8



Depreciation
   and amortization                         455.8             338.5             329.7
Equity in earnings of
   unconsolidated affiliates                (34.9)            (50.0)            (26.9)
                                        ---------         ---------         ---------
Operating cash flow                     $ 1,732.3         $ 1,239.5         $ 1,068.6
                                        =========         =========         =========

As a percent of sales                        7.70%             7.18%             6.52%
                                        =========         =========         =========

As a multiple of interest expense            7.18x             6.94x             5.35x
                                        =========         =========         =========


        Total debt increased to $3.34 billion at year-end 1997 from $1.98 billion at year-end 1996 due primarily to the Merger. Annual debt maturities over the next five years are set forth in Note C of the Company's 1997 Consolidated Financial Statements.

        Based upon the current level of operations, Safeway believes that operating cash flow and other sources of liquidity, including borrowings under Safeway's commercial paper program and the Bank Credit Agreement (defined below), will be adequate to meet anticipated requirements for working capital, capital expenditures, interest payments and scheduled principal payments for the foreseeable future. There can be no assurance, however, that the Company's business will continue to generate cash flow at or above current levels. The Bank Credit Agreement is used primarily as a backup facility to the commercial paper program.

REPURCHASE AND ACQUISITION OF COMMON STOCK EQUIVALENTS

In connection with the Merger, Safeway repurchased 64.0 million shares of Safeway common stock from a partnership affiliated with KKR & Co., L.L.C. ("KKR") at $21.50 per share, for an aggregate purchase price of $1.376 billion (the "Repurchase"). To finance the Repurchase, Safeway entered into a new $3.0 billion bank credit agreement (the "Bank Credit Agreement") that provides for, among other things, increased borrowing capacity, extended maturities and the opportunity to pay lower interest rates based on interest coverage ratios or public debt ratings. The Company subsequently began a commercial paper program, which reduced its outstanding bank debt. As a result of the stock repurchase, Safeway increased its debt and interest expense, but also reduced the number of common shares outstanding used to calculate earnings per share. This reduction of 64.0 million shares partially offsets the increase of 83.2 million shares issued pursuant to the Merger.

        At year-end 1997, warrants (the "SSI Warrants") to purchase 30.7 million shares of the Company's common stock at $0.50 per share were held by SSI Equity Associates, L.P. ("SSI"), a limited partnership whose sole assets consist of the SSI Warrants. The SSI Warrants are exercisable through November 15, 2001. SSI Partners, L.P., an affiliate of KKR, is the general partner of SSI. During 1996 and 1995, the Company acquired 64.5% of the partnership interests in SSI for $322.7 million, which was accounted for as a reduction to stockholders' equity.


STOCK OFFERINGS

In December 1997, the Company completed the public offering of 50.0 million shares of common stock owned by affiliates of KKR, including 5.73 million shares issued upon the exercise of SSI Warrants. In January 1998, the underwriters to the offering exercised their over-allotment options for an additional 6.5 million shares of common stock, including 0.8 million issued upon the exercise of SSI Warrants. In connection with the offering, SSI Warrants to purchase 11.9 million shares attributable to the limited partnership interests owned by Safeway were canceled.

        The Company received proceeds totalling $3.3 million for the exercise of the warrants. Affiliates of KKR received the balance of proceeds from the stock offering. After the offering, two limited partnerships affiliated with KKR own
104.5 million shares of Safeway common stock, and SSI Equity Associates, L.P. holds SSI Warrants to purchase 28.3 million shares of Safeway common stock.

        In February 1996, the Company completed the public offering of 45.9 million shares of common stock owned by affiliates of KKR, including 4.4 million shares issued upon the exercise of SSI Warrants and 0.4 million shares issued upon the exercise of employee stock options. Also in 1996, SSI Warrants to purchase 4.6 million shares attributable to the limited partnership interests owned by Safeway were canceled. The Company received proceeds of $2.4 million for the exercise price of the options and warrants. Affiliates of KKR and the option holder received the balance of proceeds from the stock offering.


FORWARD-LOOKING STATEMENTS

This Annual Report contains certain forward-looking statements relating to, among other things, capital expenditures, cost reduction and operating improvements. Such statements are subject to inherent uncertainties and risks, including among others: business and economic conditions generally in the Company's operating regions; pricing pressures and other competitive factors; results of the Company's programs to reduce costs; the ability to integrate Vons and continue to achieve operating improvements; relations with union bargaining units; and the availability and terms of financing. Consequently, actual events and results may vary significantly from those included in or contemplated or implied by such statements.

SAFEWAY INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME


                                                                     53 WEEKS          52 Weeks          52 Weeks
(In millions, except per-share amounts)                                1997              1996              1995
                                                                   ------------      ------------      ------------
Sales                                                              $   22,483.8      $   17,269.0      $   16,397.5
Cost of goods sold                                                    (16,069.1)        (12,494.8)        (11,905.1)
                                                                   ------------      ------------      ------------
        Gross profit                                                    6,414.7           4,774.2           4,492.4
Operating and administrative expense                                   (5,135.0)         (3,882.5)
                                                                                                           (3,765.0)
                                                                   ------------      ------------      ------------
        Operating profit                                                1,279.7             891.7             727.4
Interest expense                                                         (241.2)           (178.5)           (199.8)
Equity in earnings of unconsolidated affiliates                            34.9              50.0              26.9
Other income, net                                                           2.9               4.4               2.0
                                                                   ------------      ------------      ------------
        Income before income taxes and extraordinary loss               1,076.3             767.6
                                                                                                              556.5
Income taxes                                                             (454.8)           (307.0)           (228.2)
                                                                   ------------      ------------      ------------
        Income before extraordinary loss                                  621.5             460.6             328.3
Extraordinary loss related to early retirement of debt,
        net of income tax benefit of $41.1 and $1.3                       (64.1)             --                (2.0)
                                                                   ------------      ------------      ------------

               Net income                                          $      557.4      $      460.6      $      326.3
                                                                   ------------      ------------      ------------
Basic earnings per share:
        Income before extraordinary loss                           $       1.35      $       1.06      $       0.77
        Extraordinary loss                                                (0.14)            --                --
                                                                   ------------      ------------      ------------
               Net income                                          $       1.21      $       1.06      $       0.77
                                                                   ------------      ------------      ------------
Diluted earnings per share:
        Income before extraordinary loss                           $       1.25      $       0.97      $       0.68
        Extraordinary loss                                                (0.13)            --                --
                                                                   ------------      ------------      ------------
               Net income                                          $       1.12      $       0.97      $       0.68
                                                                   ------------      ------------      ------------
Weighted average shares outstanding-- basic                               462.3             436.0             423.9
Weighted average shares outstanding-- diluted                             497.7             475.7             481.2


See accompanying notes to consolidated financial statements

SAFEWAY INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS


                                                                               YEAR-END        Year-End
(In millions)                                                                    1997            1996
                                                                               --------        --------
ASSETS
Current assets:
        Cash and equivalents                                                   $   77.2        $   79.7
        Receivables                                                               180.8           160.9
        Merchandise inventories, net of LIFO
               reserve of $73.1 and $79.2                                       1,613.2         1,283.3
        Prepaid expenses and other current assets                                 158.5           130.5
                                                                               --------        --------
        Total current assets                                                    2,029.7         1,654.4
                                                                               --------        --------
Property:
        Land                                                                      722.2           438.3
        Buildings                                                               1,719.9         1,286.9
        Leasehold improvements                                                  1,247.3           957.2
        Fixtures and equipment                                                  2,663.1         2,108.5
        Property under capital leases                                             329.2           278.7
                                                                               --------        --------
                                                                                6,681.7         5,069.6
        Less accumulated depreciation and amortization                          2,566.4         2,313.2
                                                                               --------        --------
Total property, net                                                             4,115.3         2,756.4
Goodwill, net of accumulated amortization of $157.0 and $116.4                  1,824.7
                                                                                                  312.5
Prepaid pension costs                                                             341.4           328.7
Investments in unconsolidated affiliates                                           97.7           362.4
Other assets                                                                       85.1           130.8
                                                                               --------        --------
Total assets                                                                   $8,493.9        $5,545.2
                                                                               ========        ========

SAFEWAY INC. AND SUBSIDIARIES

                                                                               YEAR-END        Year-End
(In millions)                                                                    1997            1996
                                                                               --------        --------
LIABILITIES AND STOCKHOLDERS-EQUITY
Current liabilities:
        Current maturities of notes and debentures                             $  277.4        $  237.3
        Current obligations under capital leases                                   22.0            18.4
        Accounts payable                                                        1,391.8         1,153.1
        Accrued salaries and wages                                                310.5           231.2
        Other accrued liabilities                                                 536.9           390.0
                                                                               --------        --------
        Total current liabilities                                               2,538.6         2,030.0
                                                                               --------        --------
Long-term debt:
        Notes and debentures                                                    2,817.8         1,568.1
        Obligations under capital leases                                          223.1           160.4
                                                                               --------        --------
        Total long-term debt                                                    3,040.9         1,728.5
Deferred income taxes                                                             297.0           223.8
Accrued claims and other liabilities                                              468.4           376.1
                                                                               --------        --------
Total liabilities                                                               6,344.9         4,358.4
                                                                               --------        --------
Commitments and contingencies
Stockholders- equity:
        Common stock: par value $0.01 per share;
               750 shares authorized; 537.4 and 442.8 shares outstanding            5.3             4.4
        Additional paid-in capital                                              2,467.4           748.1
        Cumulative translation adjustments                                          0.6            12.0
        Retained earnings                                                       1,315.0           745.0
                                                                               --------        --------
                                                                                3,788.3         1,509.5
        Less: Treasury stock at cost; 61.2 shares in 1997                      (1,316.6)             --
              Unexercised warrants purchased                                     (322.7)         (322.7)
                                                                               --------        --------
        Total stockholders-equity                                               2,149.0         1,186.8
                                                                               --------        --------
Total liabilities and stockholders-equity                                      $8,493.9        $5,545.2
                                                                               ========        ========


See accompanying notes to consolidated financial statements.

SAFEWAY INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                      53 WEEKS        52 Weeks       52 Weeks
(In millions)                                                           1997            1996           1995
                                                                      --------        --------       --------
CASH FLOW FROM OPERATIONS
Net income                                                            $  557.4        $  460.6       $  326.3
Reconciliation to net cash flow from operations:
        Extraordinary loss related to early retirement of debt,
               before income tax benefit                                 105.2              --            3.3
        Depreciation and amortization                                    455.8           338.5          329.7
        Amortization of deferred finance costs                             1.7             1.8            4.0
        Deferred income taxes                                             55.9           113.9          (15.8)
        LIFO (income) expense                                             (6.1)            4.9            9.5
        Equity in earnings of unconsolidated affiliates                  (34.9)          (50.0)         (26.9)
        Net pension (income) expense                                      (4.1)            4.2            7.6
        Contributions to Canadian pension plan                           (10.0)          (10.6)         (10.3)
        Increase (decrease) in accrued claims
               and other liabilities                                     (13.9)          (17.6)          19.0
        Loss (gain) on property retirements                              (12.4)          (12.6)          20.4
        Changes in working capital items:
               Receivables                                                25.8            (8.5)          (3.8)
               Inventories at FIFO cost                                   37.5           (99.3)         (55.4)
               Prepaid expenses and other current assets                   2.7           (35.1)          (2.9)
               Payables and accruals                                      61.0           135.0           53.0
                                                                      --------        --------       --------
                      Net cash flow from operations                    1,221.6           825.2          657.7
                                                                      --------        --------       --------
CASH FLOW FROM INVESTING ACTIVITIES
Cash paid for property additions                                        (758.2)         (541.8)        (450.9)
Proceeds from sale of property and operations                             75.6            60.8           54.8
Net cash acquired in acquisition
        of The Vons Companies, Inc.                                       55.3              --             --
Other                                                                     19.6            (1.3)         (29.6)
                                                                      --------        --------       --------
        Net cash flow used by investing activities                      (607.7)         (482.3)        (425.7)
                                                                      --------        --------       --------

SAFEWAY INC. AND SUBSIDIARIES


                                                                      53 WEEKS        52 Weeks       52 Weeks
(In millions)                                                           1997            1996           1995
                                                                      --------        --------       --------
CASH FLOW FROM FINANCING ACTIVITIES
Additions to short-term borrowings                                    $  414.5        $  227.2       $  183.7
Payments on short-term borrowings                                       (287.5)         (280.4)        (131.5)
Additions to long-term borrowings                                      4,254.3           387.1          708.1
Payments on long-term borrowings                                      (3,553.5)         (552.0)        (787.6)
Purchase of treasury stock                                            (1,376.0)             --             --
Purchase of unexercised warrants                                            --          (126.5)        (196.2)
Net proceeds from exercise of warrants and stock options                  43.9            12.6           12.8
Premiums paid on early retirement of debt                                (97.7)             --           (3.3)
Other                                                                    (12.6)           (5.5)          (4.4)
                                                                      --------        --------       --------
        Net cash flow used by financing activities                      (614.6)         (337.5)        (218.4)
                                                                      --------        --------       --------
Effect of changes in exchange rates on cash                               (1.8)           (0.5)           0.5
                                                                      --------        --------       --------
Increase (decrease) in cash and equivalents                               (2.5)            4.9           14.1
CASH AND EQUIVALENTS
Beginning of year                                                         79.7            74.8           60.7
                                                                      --------        --------       --------
End of year                                                           $   77.2        $   79.7       $   74.8
                                                                      ========        ========       ========

OTHER CASH FLOW INFORMATION
Cash payments during the year for:
        Interest                                                      $  263.6        $  181.8       $  203.0
        Income taxes, net of refunds                                     214.6           156.7          213.0
NONCASH INVESTING AND FINANCING ACTIVITIES
Stock issued for acquisition of
        The Vons Companies, Inc.                                       1,693.0              --             --
Tax benefit from stock options exercised                                  42.4            51.9           16.6
Mortgage notes assumed in property additions                               0.9              --             --
Capital lease obligations entered into                                    37.3            15.5           13.7


See accompanying notes to consolidated financial statements.

SAFEWAY INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                                             Retained
                                Common Stock     Additional Cumulative     Earnings     Treasury Stock   Unexercised     Total
                             ------------------   Paid-in   Translation  (Accumulated  ----------------   Warrants   Stockholders'
(In millions)                Shares     Amount    Capital   Adjustments    Deficit)    Shares    Cost     Purchased       Equity
                              -----    --------   --------    --------     --------    -----   ---------   --------      --------

Balance, year-end 1994        419.2    $    4.2   $  652.4    $   29.1     $  (41.9)                                     $  643.8

Options and warrants
        exercised               8.0          --       29.4          --           --                                          29.4
Stock bonuses                   0.2          --        1.0          --           --                                           1.0
Unexercised warrants
        purchased                --          --         --          --           --                        $ (196.2)       (196.2)
Net income                       --          --         --          --        326.3                              --         326.3
Translation adjustments          --          --         --        (8.8)          --                              --          (8.8)
                              -----    --------   --------    --------     --------    -----   ---------   --------      --------
Balance, year-end 1995        427.4         4.2      682.8        20.3        284.4                          (196.2)        795.5

Options and warrants
        exercised              15.4         0.2       64.3          --                                           --          64.5
Stock bonuses                    --          --        1.0          --           --                              --           1.0
Unexercised warrants
        purchased                --          --         --          --           --                          (126.5)       (126.5)
Net income                       --          --         --          --        460.6                              --         460.6
Translation adjustments          --          --         --        (8.3)          --                              --          (8.3)
                              -----    --------   --------    --------     --------    -----   ---------   --------      --------
Balance, year-end 1996        442.8         4.4      748.1        12.0        745.0                          (322.7)      1,186.8

Shares issued
   for acquisition of
   The Vons Companies, Inc.    83.2         0.8    1,692.2          --           --                              --       1,693.0
Equity in Vons' pre-merger
   earnings due to timing
   of recording earnings         --          --         --          --         12.6                              --          12.6
Treasury stock purchased         --          --         --          --           --    (64.0)  $(1,376.0)        --      (1,376.0)
Options and warrants
   exercised                   11.4         0.1       26.8          --           --      2.8        59.4         --          86.3
Stock bonuses                    --          --        0.3          --           --       --         --          --           0.3
Net income                       --          --         --          --        557.4       --         --          --         557.4
Translation adjustments          --          --         --       (11.4)          --                              --         (11.4)
                              -----    --------   --------    --------     --------    -----   ---------   --------      --------
Balance, year-end 1997        537.4    $    5.3   $2,467.4    $    0.6     $1,315.0    (61.2)  $(1,316.6)  $ (322.7)     $2,149.0
                              =====    ========   ========    ========     ========    =====   =========   ========      ========



See accompanying notes to consolidated financial statements.

SAFEWAY INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A:  THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY Safeway Inc. ("Safeway" or the "Company") is the second largest food and drug chain in North America based on sales, with 1,368 stores, including 315 Vons stores, at year-end 1997.

        The Company's U.S. retail operating areas are located principally in Washington, Oregon, northern California, southern California, Arizona, Colorado and the Mid-Atlantic region. The Company also has Canadian retail operations which are located primarily in British Columbia, Alberta and Manitoba/Saskatchewan. In support of its retail operations, the Company has an extensive network of distribution, manufacturing and food processing facilities.

        As discussed in Note B, on April 8, 1997, Safeway acquired The Vons Companies, Inc. ("Vons") pursuant to which the Company issued 83.2 million shares of Safeway common stock for all of the shares of Vons stock that it did not already own (the "Merger"). Vons is now a wholly-owned subsidiary of Safeway, and as of the beginning of the second quarter of 1997, Safeway's consolidated financial statements include Vons' financial results.

        In addition to the Safeway and Vons operations, the Company has a 49% ownership interest in Casa Ley, S.A. de C.V. ("Casa Ley"), which operates 74 food and general merchandise stores in western Mexico.

STOCK SPLIT In January 1998, Safeway's Board of Directors authorized a two-for-one split of the Company's common stock. The stock split was effected by a distribution on February 25, 1998 of one additional share for each share owned by stockholders of record on February 10, 1998. Share and per-share amounts presented in the consolidated financial statements and related notes have been restated to reflect the stock split.

BASIS OF CONSOLIDATION The consolidated financial statements include Safeway Inc., a Delaware corporation, and all majority-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. The Company's investment in Casa Ley is reported using the equity method. Prior to the Merger, the Company's investment in Vons was reported using the equity method.

FISCAL YEAR The Company's fiscal year ends on the Saturday nearest December 31. The last three fiscal years consist of the 53-week period ended January 3, 1998 and 52-week periods ended December 28, 1996 and December 30, 1995.

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

MERCHANDISE INVENTORIES Merchandise inventory of $1,118 million at year-end 1997 and $756 million at year-end 1996 is valued at the lower of cost on a last-in, first-out ("LIFO") basis or market value. Such LIFO inventory had a replacement or current cost of $1,191 million at year-end 1997 and $835 million at year-end 1996. The remaining inventory is valued at the lower of cost on a first-in, first-out ("FIFO") basis or market value. FIFO cost of inventory approximates replacement or current cost. In the United States, inventory on a FIFO basis includes meat, produce and inventory of manufacturing operations, except for Vons, which values all inventory on the LIFO basis. All inventories of the Canadian subsidiaries are valued on the FIFO basis.

        Application of the LIFO method resulted in a decrease in cost of goods sold of $6.1 million in 1997, and increases of $4.9 million in 1996 and $9.5 million in 1995. Liquidations of LIFO layers during the three years reported did not have a significant effect on the results of operations.

PROPERTY AND DEPRECIATION Property is stated at cost. Property acquired in the Merger approximates fair values as of the Merger date. Depreciation expense on buildings and equipment is computed on the straight-line method using the following lives:

Stores and other buildings        10 - 30 years

Fixtures and equipment             3 - 15 years

        Property under capital leases is amortized on a straight-line basis over the remaining terms of the leases. Leasehold improve- ments include buildings constructed on leased land and improvements to leased buildings. Leasehold improvements are amortized on a straight-line basis over the shorter of the remaining terms of the lease or the estimated useful lives of the assets.

GOODWILL Goodwill is amortized on a straight-line basis over 40 years. Goodwill amortization was $41.8 million in 1997 and $10.4 million in both 1996 and 1995. Goodwill amortization increased in 1997 due to the Merger with Vons, discussed in Note B.

SELF-INSURANCE The Company is primarily self-insured for workers' compensation, automobile, and general liability costs. The self-insurance liability is determined actuarially, based on claims filed and an estimate of claims incurred but not yet reported. The present value of such claims was accrued using a discount rate of 5.5% in both 1997 and 1996. The current portion of the self-insurance liability of $96.3 million at year-end 1997 and $65.1 million at year-end 1996 is included in other accrued liabilities in the consolidated balance sheets. The long-term portion of $230.7 million at year-end 1997 and $168.7 million at year-end 1996 is included in accrued claims and other liabilities. Claims payments were $100.0 million in 1997, $66.7 million in 1996 and $71.4 million in 1995. The total undiscounted liability was $365.5 million at year-end 1997 and $265.8 million at year-end 1996.

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

OFF-BALANCE SHEET FINANCIAL INSTRUMENTS As discussed in Note E, the Company has entered into interest rate swap and cap agreements to limit the exposure of its floating interest rate debt to changes in market interest rates. Interest rate swap agreements involve the exchange with a counterparty of fixed and floating rate interest payments periodically over the life of the agreements without exchange of the underlying notional principal amounts. The differential to be paid or received is recognized over the life of the agreements as an adjustment to interest expense.

        Interest rate cap agreements lock in a maximum rate on a notional principal amount by paying a fee to a counterparty in exchange for the counterparty's promise to pay to Safeway the difference between a fixed rate and a floating rate of interest.

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

Long-term debt. Market values quoted on the New York Stock Exchange are used to estimate the fair value of publicly traded debt. To estimate the fair value of debt issues that are not quoted on an exchange, the Company uses those interest rates that are currently available to it for issuance of debt with similar terms and remaining maturities. At year-end 1997, the estimated fair value of debt was $3.2 billion compared to a carrying value of $3.1 billion. At year-end 1996, the estimated fair value of debt was $1.9 billion compared to a carrying value of $1.8 billion.

Off-balance sheet instruments. The fair value of interest rate swap and cap agreements is the amount at which they could be settled based on estimates obtained from dealers. At year-end 1997 and 1996, net unrealized losses on such agreements were $0.4 million and $2.0 million. Since the Company intends to hold these agreements as hedges for the term of the agreements, the market risk associated with changes in interest rates should not be significant.

IMPAIRMENT OF LONG-LIVED ASSETS In 1996, Safeway adopted the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS No. 121 establishes recognition and measurement criteria for impairment losses when the Company no longer expects to recover the carrying value of a long-lived asset. Upon reaching the decision to close a store or other facility, the Company accrues estimated future losses, if any, which may include lease payments or other costs of holding the facility, net of estimated future income. As of year-end 1997, Safeway had an accrued liability of $72.0 million for the anticipated future closure of 42 stores and $19.7 million for the anticipated future closure of other facilities.

STOCK-BASED COMPENSATION Safeway accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Safeway elected to adopt the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation," in 1996.

NEW ACCOUNTING PRONOUNCEMENT In 1997, the Financial Accounting Standards Board issued two new pronouncements, SFAS No. 130 "Reporting Comprehensive Income" and SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 130 requires companies to report by major components and as a single total, the change in its net assets during the period from non-owner sources. SFAS No. 131 establishes annual and interim reporting standards for a Company's operating segments and related disclosures about its products, services, geographic areas and major customers. SFAS Nos. 130 and 131 are effective for fiscal years beginning after December 15, 1997. Adoption of these new pronouncements will not impact the financial position, results of operations or cash flows of Safeway and any effect will be limited to the form and content of its disclosures.

EARNINGS PER SHARE In the fourth quarter of 1997, Safeway adopted SFAS No. 128, "Earnings per Share" ("SFAS No. 128"). SFAS No. 128 replaces current reporting requirements for earnings per share ("EPS") and requires a dual presentation of basic and diluted EPS. Basic EPS is computed by dividing net income by the weighted average shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if contracts to issue common stock were exercised or converted to common stock. Prior periods have been restated to conform to SFAS No. 128.

NOTE B:  MERGER WITH VONS

On April 8, 1997, Safeway completed the Merger with Vons pursuant to which the Company issued 83.2 million shares of Safeway common stock for all of the shares of Vons stock that it did not already own. The Merger was accounted for using the purchase method and resulted in additional goodwill of $1.5 billion which is being amortized over 40 years. Vons is now a wholly-owned subsidiary of Safeway, and as of the beginning of the second quarter of 1997, Safeway's consolidated financial statements include Vons' financial results. In connection with the Merger, Safeway repurchased 64.0 million shares of Safeway common stock from a partnership affiliated with KKR & Co., L.L.C. ("KKR") at $21.50 per share, for an aggregate purchase price of $1.376 billion. To finance the repurchase, Safeway used borrowings under the Bank Credit Agreement as described in Note C.

        The following unaudited pro forma summary financial information combines the consolidated results of operations of Safeway and Vons as if the Merger and related stock repurchase had occurred as of the beginning of each of the years presented. The following pro forma financial information is presented for informational purposes only and may not be indicative of what the actual consolidated results of operations would have been if the Merger had been effective earlier (in millions, except per-share amounts):


                                                          Pro Forma
                                                  --------------------------
                                                  53 WEEKS         52 Weeks
                                                    1997             1996
                                                  ---------        ---------
Sales                                             $23,735.3        $22,625.0

Income before extraordinary loss                      632.6            435.6
Net income                                            568.5            435.6
Diluted earnings per share:
  Income before extraordinary loss                $    1.25        $    0.87
  Net income                                           1.12             0.87


Allocation of purchase price (in millions):
  Fair value of assets acquired                   $ 3,115.8
  Fair value of liabilities assumed                (1,166.9)
  Stock issued                                     (1,693.0)
  Safeway's equity investment in Vons                (311.2)
                                                  ---------
  Net cash acquired                               $   (55.3)
                                                  =========

NOTE C:  FINANCING

Notes and debentures were composed of the following at year-end (in millions):


                                               1997            1996
                                             --------        --------
Bank Credit Agreement, unsecured             $  238.2        $  360.6
Commercial paper                              1,473.5              --
9.30% Senior Secured Debentures
   due 2007                                      24.3            70.7
10% Senior Subordinated Notes
   due 2001, unsecured                           79.9           241.4
9.875% Senior Subordinated Debentures
   due 2007, unsecured                           24.2           110.0
9.65% Senior Subordinated Debentures
   due 2004, unsecured                           81.2           228.2
9.35% Senior Subordinated Notes
   due 1999, unsecured                           66.7           161.5
7.45% Senior Debentures
  due 2027, unsecured                           150.0              --
7.00% Senior Notes due 2007, unsecured          250.0              --
6.85% Senior Notes due 2004, unsecured          200.0              --
10% Senior Notes due 2002, unsecured              6.1            59.1
Mortgage notes payable, secured                 150.8           306.4
Other notes payable, unsecured                  114.8           119.0
Medium-term notes, unsecured                     25.5            65.5
Short-term bank borrowings, unsecured           210.0            83.0
                                             --------        --------
                                              3,095.2         1,805.4

Less current maturities                        (277.4)         (237.3)
                                             --------        --------
Long-term portion                            $2,817.8        $1,568.1
                                             ========        ========

BANK CREDIT AGREEMENT During the second quarter of 1997, the Company entered into a new $3.0 billion bank credit agreement (the "Bank Credit Agreement"). Of the $3.0 billion credit line, $2.0 billion matures in 2002 and has two one-year extension options, and $1.0 billion is renewable annually through 2004. The restrictive covenants of the Bank Credit Agreement limit Safeway with respect to, among other things, creating liens upon its assets and disposing of material amounts of assets other than in the ordinary course of business. Safeway also is required to meet certain financial tests under the Bank Credit Agreement. At year-end 1997, the Company had total unused borrowing capacity under the Bank Credit Agreement of $2.7 billion.

        U.S. borrowings under the Bank Credit Agreement carry interest at one of the following rates selected by the Company: (i) the prime rate; (ii) a rate based on rates at which Eurodollar deposits are offered to first-class banks by the lenders in the Bank Credit Agreement plus a pricing margin based on the Company's debt rating or interest coverage ratio (the "Pricing Margin"); or
(iii) rates quoted at the discretion of the lenders. Canadian borrowings denominated in U.S. dollars carry interest at one of the following rates selected by the Company: (a) the Canadian base rate; or (b) the Canadian Eurodollar rate plus the Pricing Margin. Canadian borrowings denominated in Canadian dollars carry interest at one of the following rates selected by the
Company: (i) the Canadian prime rate or (ii) the rate for Canadian bankers acceptances plus the Pricing Margin.

        The weighted average interest rate on borrowings under the Bank Credit Agreement was 6.00% during 1997. At year-end 1997, the weighted average interest rate on borrowings under the Bank Credit Agreement was 5.90%.

COMMERCIAL PAPER During the third quarter of 1997, Safeway issued commercial paper in the U.S. The proceeds were used to pay down borrowings under the Bank Credit Agreement. Commercial paper outstanding at year-end 1997 is classified as long-term because the Company intends to and has the ability to refinance these borrowings on a long-term basis through either continued commercial paper borrowings or utilization of the Bank Credit Agreement, which matures in 2002. The weighted average interest rate on commercial paper borrowings was 5.79% during 1997 and 6.15% at year-end 1997. The Company maintains unused borrowing capacity under the Bank Credit Agreement at least equal to the amount of commercial paper outstanding.

SENIOR SECURED INDEBTEDNESS The 9.30% Senior Secured Debentures due 2007 are secured by a Deed of Trust which created a lien on the land, buildings and equipment owned by Safeway at its distribution center in Tracy, California.

SENIOR SUBORDINATED INDEBTEDNESS The 10% Senior Subordinated Notes due 2001, 9.875% Senior Subordinated Debentures due 2007, 9.65% Senior Subordinated Debentures due 2004 and 9.35% Senior Subordinated Notes due 1999 (collectively the "Subordinated Securities") are subordinated in right of payment to, among other things, the Company's borrowings under the Bank Credit Agreement, the 9.30% Senior Secured Indebtedness, the Senior Debt (defined below) and mortgage notes payable.

SENIOR UNSECURED INDEBTEDNESS During the fourth quarter of 1997, Safeway issued new senior unsecured debt securities consisting of 7.45% Senior Debentures due 2027, 7.00% Senior Notes due 2007, and 6.85% Senior Notes due 2004 (collectively, the "Senior Debt"). The Company used the proceeds from this debt to redeem a portion of the Subordinated Securities.

MORTGAGE NOTES PAYABLE Mortgage notes payable at year-end 1997 have remaining terms ranging from one to 12 years, have a weighted average interest rate of 9.97% and are secured by properties with a net book value of approximately $300 million.

OTHER NOTES PAYABLE Other notes payable at year-end 1997 have remaining terms ranging from two to 14 years and a weighted average interest rate of 7.46%.

REDEMPTIONS During 1997, the Company redeemed $588.5 million of the Subordinated Securities, $285.5 million of Vons' public debt and $40.0 million of medium-term notes using proceeds from the Senior Debt and commercial paper program. During 1995, Safeway retired $53.5 million of mortgage debt with proceeds from floating rate bank borrowings. In connection with these redemptions, Safeway recorded extraordinary losses of $64.1 million ($0.13 per share) in 1997 and $2.0 million in 1995. The extraordinary losses represent the payment of redemption premiums and the write-off of deferred finance costs, net of the related tax benefits.

ANNUAL DEBT MATURITIES As of year-end 1997, annual debt maturities were as follows (in millions):


1998             $  277.4
1999                 99.3
2000                 24.9
2001                144.3
2002              1,738.6
Thereafter          810.7
                 --------
                 $3,095.2
                 ========


LETTERS OF CREDIT The Company had letters of credit of $226.9 million outstanding at year-end 1997 of which $64.0 million were issued under the Bank Credit Agreement. The letters of credit are maintained primarily to support performance, payment, deposit or surety obligations of the Company. The Company pays commitment fees ranging from 0.25% to 1.00% on the outstanding portion of the letters of credit.

NOTE D:  LEASE OBLIGATIONS

Approximately two-thirds of the premises that the Company occupies are leased. The Company had approximately 1,310 leases at year-end 1997, including approximately 180 which are capitalized for financial reporting purposes. Most leases have renewal options, some with terms and conditions similar to the original lease, others with reduced rental rates during the option periods. Certain of these leases contain options to purchase the property at amounts that approximate fair market value.

        As of year-end 1997, future minimum rental payments applicable to non-cancelable capital and operating leases with remaining terms in excess of one year were as follows (in millions):


                                          Capital      Operating
                                          Leases        Leases
                                         --------      --------
1998                                     $   48.7      $  202.3
1999                                         44.5         198.6
2000                                         39.1         189.5
2001                                         35.4         173.5
2002                                         34.3         161.1
Thereafter                                  282.2       1,315.7
                                         --------      --------
Total minimum lease payments                484.2      $2,240.7
Less amounts representing interest         (239.1)     ========
                                         --------
Present value of net minimum lease
  payments                                  245.1
Less current obligations                    (22.0)
                                         --------
Long-term obligations                    $  223.1
                                         ========


        Future minimum lease payments under non-cancelable capital and operating lease agreements have not been reduced by minimum sublease rental income totalling $142.7 million.

        Amortization expense for property under capital leases was $21.1 million in 1997, $17.9 million in 1996 and $18.9 million in 1995. Accumulated amortization of property under capital leases was $153.4 million at year-end 1997 and $156.1 million at year-end 1996.

        The following schedule shows the composition of total rental expense for all operating leases (in millions). In general, contingent rentals are based on individual store sales.


                             1997          1996          1995
                            ------        ------        ------
Property leases:
   Minimum rentals          $206.0        $138.2        $132.7
   Contingent rentals         12.3           9.9           9.1
   Less rental income
     from subleases          (13.4)        (11.1)        (11.1)
                            ------        ------        ------
                             204.9         137.0         130.7
Equipment leases              19.3          21.0          20.8
                            ------        ------        ------
                            $224.2        $158.0        $151.5
                            ======        ======        ======


NOTE E:  INTEREST EXPENSE

Interest expense consisted of the following (in millions):


                                        1997          1996          1995
                                       ------        ------        ------
Bank Credit Agreement                  $ 36.9        $ 16.4        $ 25.2
Commercial paper                         43.8            --            --
9.30% Senior Secured
   Debentures                             5.3           6.6           6.6
10% Senior Subordinated Notes            19.3          24.1          24.1
9.875% Senior Subordinated
   Debentures                             8.2          10.9          10.9
9.65% Senior Subordinated
   Debentures                            17.8          22.0          22.0
9.35% Senior Subordinated Notes          12.3          15.3          16.1
7.45% Senior Debentures                   3.4            --            --
7.00% Senior Notes                        5.2            --            --
6.85% Senior Notes                        4.1            --            --
Vons Debentures                          10.2            --            --
10% Senior Notes                          4.3           5.9           5.9
Mortgage notes payable                   22.0          33.0          43.3
Other notes payable                       9.9          11.9          11.3
Medium-term notes                         4.4           6.0           7.1
Short-term bank borrowings                8.8           5.1           6.6
Obligations under capital leases         26.0          20.8          21.0
Amortization of deferred
  finance costs                           1.7           1.8           4.0
Interest rate swap and
   cap agreements                         3.3           3.0           0.3
Capitalized interest                     (5.7)         (4.3)         (4.6)
                                       ------        ------        ------
                                       $241.2        $178.5        $199.8
                                       ======        ======        ======


        In May 1997, Safeway entered into interest rate cap agreements which expire in 1999 and entitle the Company to receive from counterparties the amounts, if any, by which interest at LIBOR on an $850 million notional amount exceeds 7%. The unamortized cost to purchase the cap agreements was $2.5 million at year-end 1997.

        Additionally, as of year-end 1997, the Company had effectively converted $135.1 million of its floating rate debt to fixed interest rate debt through the use of interest rate swap agreements. The significant terms of the swap agreements outstanding at year-end 1997 were as follows (dollars in millions):


                                                            Variable
                                           Canada           Interest
                       U.S. Fixed          Fixed              Rates
         Notional       Interest          Interest            to be      Origination    Expiration
        Principal      Rates Paid       Rates Paid           Received        Date           Date
        ---------      ----------       ----------           --------    -----------    ----------
          $100.0          6.2%                                  5.8%         1997           2007

           35.1                              6.0%               4.9          1993           1998
         ------
         $135.1
         ======


   The variable interest rate received on the U.S. swap is based on federal reserve rates quoted for commercial paper. The variable interest rate received on the Canadian swap is based on the average of bankers' acceptance rates quoted by Canadian banks. At year-end 1997 and 1996, net unrealized losses on the interest rate swap agreements totaled $0.4 million and $2.0 million.

        The notional principal amounts do not represent cash flows and therefore are not subject to credit risk. The Company is subject to risk from nonperformance of the counterparties to the swap and cap agreements in the amount of any interest differential to be received. Because the Company monitors the credit ratings of its counterparties, which are limited to major financial institutions, Safeway does not anticipate nonperformance by the counterparties.

Since the Company intends to hold these agreements as hedges for the terms of the agreements, the market risk associated with changes in interest rates should not be significant.

NOTE F: CAPITAL STOCK

SHARES AUTHORIZED AND ISSUED Authorized preferred stock consists of 25 million shares of which none was outstanding during 1997, 1996 or 1995. Authorized common stock consists of 750 million shares at $0.01 par value. Common stock outstanding at year-end 1997 was 476.2 million shares (net of 61.2 million shares of treasury stock) and 442.8 million shares at year-end 1996. Safeway's stockholders will vote at the 1998 Annual Meeting of Stockholders on a proposal to increase the authorized shares of common stock to 1.5 billion shares.

STOCK OPTION PLANS Under Safeway's stock option plans, the Company may grant incentive and non-qualified options to purchase up to 98 million shares of common stock at an exercise price equal to or greater than the fair market value at the grant date, as determined by the Compensation and Stock Option Committee of the Board of Directors. Options generally vest over seven years. Vested options are exercisable in part or in full at any time prior to the expiration date of 10 to 15 years from the date of the grant. The stock option plans prohibit the transfer of options.

Activity in the Company's stock option plans for the three-year period ended January 3, 1998 was as follows:

                                                                                                                    Weighted-Average
                                                                                                Options              Exercise Price
------------------------------------------------------------------------------------------------------------------------------------
Outstanding, year-end 1994                                                                     50,626,048                $ 3.09
  1995 Activity:
     Granted                                                                                    2,036,360                  9.06
     Canceled                                                                                  (1,558,648)                 3.73
     Exercised                                                                                 (6,773,116)                 1.03
                                                                                               ----------
Outstanding, year-end 1995                                                                     44,330,644                  3.52
  1996 Activity:
     Granted                                                                                    3,991,984                 16.65
     Canceled                                                                                    (724,454)                 5.07
     Exercised                                                                                 (8,825,018)                 2.04
                                                                                               ----------
Outstanding, year-end 1996                                                                     38,773,156                  5.07
  1997 Activity:
     Granted                                                                                    3,981,766                 26.25
     Converted Vons options                                                                     7,578,098                  7.34
     Canceled                                                                                    (962,522)                10.01
     Exercised                                                                                 (8,373,270)                 5.06
                                                                                               ----------
Outstanding, year-end 1997                                                                     40,997,228                  7.53
                                                                                               ==========
Exercisable, year-end 1996                                                                     23,034,640                  4.25
                                                                                               ==========
Exercisable, year-end 1997                                                                     25,887,094                  4.75
                                                                                               ==========

Weighted-average fair value of options granted during this year:
     1996                $ 7.64
     1997                $12.43

The following table summarizes stock option information at year-end 1997.

                                   Options Outstanding                                                  Options Exercisable
------------------------------------------------------------------------------------------     ------------------------------------
     Range of             Number             Weighted-Average             Weighted-Average       Number            Weighted Average
  Exercise Prices       of Options      Remaining Contractual Life         Exercise Price      of Options           Exercise Price
------------------------------------------------------------------------------------------     ------------------------------------
$ 0.50 to  $  0.50      2,320,000                7.15 years                    $ 0.50           2,320,000                $ 0.50
  1.46 to     3.09      6,690,430                8.30                            2.68           5,296,564                  2.67
  3.22 to     3.88      8,373,752                8.88                            3.32           7,326,096                  3.29
  3.94 to     6.31      7,495,386                6.65                            5.02           5,540,618                  4.93
  6.34 to     9.67      8,006,774                8.34                            7.39           3,727,382                  7.52
 10.09 to    29.88      8,110,886                9.52                           20.37           1,676,434                 16.86
                       ----------                                                              ----------
$ 0.50 to   $29.88     40,997,228                8.00                            7.53          25,887,094                  4.75
                       ==========                                                              ==========

Options to purchase 15.2 million shares were available for grant at year-end 1997.

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

        Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," requires the disclosure of pro forma net income and earnings per share as if the Company had adopted the fair value method as of the beginning of fiscal 1995. Under SFAS 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company's calculations were made using the Black-Scholes option pricing model with the following weighted average assumptions: seven to nine years expected life to vesting; stock volatility of 31% in 1997, 30% in 1996 and 29% in 1995; risk-free interest rates of 6.29% in both 1997 and 1996 and 6.50% in 1995; and no dividends during the expected term.

        The Company's calculations are based on a single option valuation approach and forfeitures are recognized as they occur. However, the impact of outstanding non-vested stock options granted prior to 1995 has been excluded from the pro forma calculation; accordingly, the pro forma results presented below are not indicative of future period pro forma results. Had compensation cost for the Safeway's stock option plans been determined based on the fair value at the grant date for awards in 1995, 1996 and 1997, consistent with the provisions of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:


                                    1997          1996         1995
                                  -------       -------       -------
Net income (in millions):
  As reported                     $ 557.4       $ 460.6       $ 326.3
  Pro forma                         553.5         459.0         325.8
Basic earnings per share:
  As reported                     $  1.21       $  1.06       $  0.77
  Pro forma                          1.20          1.05          0.77
Diluted earnings per share:
  As reported                     $  1.12       $  0.97       $  0.68
  Pro forma                          1.11          0.96          0.68

REPURCHASES OF COMMON STOCK AND WARRANTS TO PURCHASE COMMON STOCK In connection with the Merger described in Note B, the Company repurchased 64.0 million shares of Safeway common stock from a partnership affiliated with KKR at $21.50 per share, for an aggregate purchase price of $1.376 billion. The repurchased shares are reported as treasury shares in the accompanying balance sheet. When treasury shares are reissued, any excess of the acquisition cost of the shares over the proceeds received is charged to paid-in capital. At year-end 1997, KKR owned
110.2 million shares of Safeway common stock.

        At year-end 1997, warrants (the "SSI Warrants") to purchase 30.7 million shares of the Company's common stock at $0.50 per share were held by SSI Equity Associates, L.P. ("SSI"), a limited partnership whose sole assets consist of the SSI Warrants. The SSI Warrants are exercisable through November 15, 2001. SSI Partners, L.P., an affiliate of KKR, is the general partner of SSI. During 1996 and 1995, the Company acquired 64.5% of the partnership interests in SSI for $322.7 million with proceeds from bank borrowings, which was accounted for as a reduction to stockholders' equity.

        Outstanding common stock and the effect of options and warrants at year-end 1997 are summarized as follows (in millions):


                                                 Potential
                                                  Proceeds
                                                    from
                                         Shares    Exercise
                                         -----      ------
Common stock outstanding (net of
   61.2 shares of treasury stock)        476.2
Options to purchase common stock          41.0      $308.7
SSI Warrants                              10.9         5.4
                                         -----      ------
Total                                    528.1      $314.1
                                         =====      ======


NOTE G:  TAXES ON INCOME

The components of income tax expense are as follows (in millions):


                  1997         1996          1995
                 ------       ------        ------
Current:
   Federal       $303.6       $162.9        $157.9
   State           57.5         30.7          29.9
   Foreign         37.8         (0.5)         56.2
                 ------       ------        ------
                  398.9        193.1         244.0
                 ------       ------        ------

Deferred:
   Federal         40.4         49.3           8.2
   State            8.4         12.6          (0.8)
   Foreign          7.1         52.0         (23.2)
                 ------       ------        ------
                   55.9        113.9         (15.8)
                 ------       ------        ------
                 $454.8       $307.0        $228.2
                 ======       ======        ======


        Extraordinary losses are presented net of related tax benefits. Therefore, 1997 and 1995 income tax expense in the above table excludes tax benefits of $41.1 million and $1.3 million on extraordinary losses related to the early retirement of debt. Tax benefits from the exercise of employee stock options of $42.4 million in 1997, $51.9 million in 1996 and $16.6 million in 1995 were credited directly to paid-in capital and, therefore, are excluded from income tax expense.

        The reconciliation of the provision for income taxes at the U.S. federal statutory income tax rate to the Company's income taxes is as follows (dollars in millions):


                                         1997           1996           1995
                                        ------         ------         ------
Statutory rate                              35%            35%            35%
Income tax expense using
   federal statutory rate               $376.7         $268.7         $194.8
State taxes on income net
   of federal benefit                     42.8           28.1           18.9
Taxes provided on equity in
   earnings of unconsolidated
   affiliates at rates below the
   statutory rate                         (9.4)         (10.5)          (5.3)
Taxes on foreign earnings
   not permanently reinvested              8.9            7.3            6.2
Withholding tax on Canadian
  earnings not permanently
  reinvested                                --             --           (5.8)
Nondeductible expenses and
   amortization                           13.6            3.2            4.2
Difference between statutory rate
   and foreign effective rate             10.6           11.1            1.0
Other accruals                            11.6           (0.9)          14.2
                                        ------         ------         ------
                                        $454.8         $307.0         $228.2
                                        ======         ======         ======


        Significant components of the Company's net deferred tax liability at year-end were as follows (in millions):


                                            1997          1996          1995
                                           ------        ------        ------
Deferred tax assets:
Workers' compensation
  and other claims                         $138.8        $ 91.7        $102.9
Accruals not currently deductible            80.3          48.7          59.5
Accrued claims and other liabilities         48.8          47.4          48.3
Employee benefits                            18.4           9.7          34.0
Canadian operating loss
  carryforward                                 --           2.7          54.7
Other assets                                 14.6           6.0          14.5
                                          -------       -------       -------
                                            300.9         206.2         313.9
                                          -------       -------       -------

Deferred tax liabilities:
Property                                   (280.8)       (110.5)       (124.3)
Prepaid pension costs                      (161.3)       (149.9)       (142.7)
LIFO inventory reserves                    (106.0)        (66.8)        (53.7)
Investments in unconsolidated
  affiliates                                (15.3)        (48.1)        (40.0)
Cumulative translation
  adjustments                               (16.2)        (23.0)        (24.6)
Other liabilities                           (18.3)        (31.7)        (37.1)
                                          -------       -------       -------
                                           (597.9)       (430.0)       (422.4)
                                          -------       -------       -------
Net deferred tax liability                $(297.0)      $(223.8)      $(108.5)
                                          =======       =======       =======


NOTE H: EMPLOYEE BENEFIT PLANS AND COLLECTIVE
BARGAINING AGREEMENTS

RETIREMENT PLANS The Company maintains defined benefit, non-contributory pension plans (the "Plans") for substantially all of its U.S. and Canadian employees not participating in multi-employer pension plans. Benefits are generally based upon years of service, age at retirement date and employee's compensation during the last years of employment. The Company's funding policy is to contribute annually the amount necessary to satisfy the statutory funding standards. Through year-end 1997, the assets of Safeway's U.S. Plans have been considered fully funded for purposes of contribution requirements. Accordingly, no Company contributions were made to the U.S. Plans during the last three years. In 1997, 1996 and 1995, the Company contributed $10.0 million, $10.6 million and $10.3 million to the Canadian Plan. Assets of the Plans are primarily composed of marketable equity and interest-bearing securities.

        The Company has assumed the obligations of Vons' benefit plan. The actuarial assumptions for the existing Vons benefit plans are comparable to the existing plans of the Company. The Vons' retirement plan has been combined with Safeway's for financial statement presentation.

        Actuarial assumptions used to determine year-end Plan status were as follows:


                                  1997       1996       1995
                                  ---        ---        ---
Discount rate used
  to determine the
  projected benefit
  obligation:
     U.S. Plans                   7.0%       7.5%       7.0%
     Canadian Plan                6.3        7.0        8.0
     Combined weighted
        average rate              6.8        7.4        7.2
Long-term rate of return on
   Plan assets:
     U. S. Plans                  9.0        9.0        9.0
     Canadian Plan                8.0        8.0        8.0
Rate of compensation
   increase:
     U. S. Plans                  5.0        5.5        5.5
     Canadian Plan                4.5        5.5        5.5



        Net pension plan income (expense) consisted of the following (in millions):


                                     1997          1996          1995
                                    ------        ------        ------
Return on plan assets:
   Actual return, gain              $263.8        $162.4        $241.2
   Deferred (gain)                  (145.5)        (14.2)       (152.9)
                                    ------        ------        ------
Actuarial assumed return             118.3         148.2          88.3
Service cost                         (42.5)        (41.3)        (36.7)
Interest cost on projected
   benefit obligations               (60.1)        (51.7)        (48.3)
Net amortization                     (11.6)        (56.0)        (10.9)
                                    ------        ------        ------
Net pension plan income
   (expense) recognized in
   consolidated statements
   of income                        $  4.1        $ (0.8)       $ (7.6)
                                    ======        ======        ======

        The funded status of the Plans at year-end was as follows (in millions):


                                                 1997            1996
                                               --------        --------
Fair value of assets at year-end               $1,662.6        $1,392.0
                                               --------        --------
Actuarially determined present value of:
   Vested benefit obligations                     916.7           758.9
   Non-vested benefit obligations                  15.8             9.3
                                               --------        --------
   Accumulated benefit obligations                932.5           768.2
   Additional amounts related to
     projected compensation
     increases                                    124.3            98.9
                                               --------        --------
   Projected benefit obligations                1,056.8           867.1
                                               --------        --------
Fair value of assets in excess of
   projected benefit obligations                  605.8           524.9
Adjustment for difference in book
   and tax basis of assets                       (165.1)         (165.1)
Unamortized prior service costs
   resulting from improved Plan
   benefits                                        93.7            83.3
Net gain from actuarial experience
   which has not been recognized in
   the consolidated financial
   statements                                    (193.0)         (114.4)
                                               --------        --------
Prepaid pension costs                          $  341.4        $  328.7
                                               ========        ========


RETIREMENT RESTORATION PLAN The Retirement Restoration Plan provides death benefits and supplemental income payments for senior executives after retirement. The Company recognized expense of $4.3 million in 1997, $4.4 million in 1996 and $3.4 million in 1995. The aggregate projected benefit obligation of the Retirement Restoration Plan was approximately $48.4 million at year-end 1997 and $44.9 million at year-end 1996.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS In addition to pension and the Retirement Restoration Plan benefits, the Company sponsors plans that provide postretirement medical and life insurance benefits to certain salaried employees. Retirees share a portion of the cost of the postretirement medical plans. Safeway pays all of the cost of the life insurance plans. The plans are not funded.

        In 1996, the Safeway postretirement medical plan was amended to restrict the types of coverage available, to change the participant contributions, and to exclude future retirees from participating in the plan. The exclusion of future retirees in the plan was considered a curtailment under the provisions of SFAS No. 88 which resulted in recognition of a curtailment gain of $14.5 million in 1996. In 1997, similar amendments were made to the Vons postretirement medical plan, resulting in a $14.0 million adjustment to the accumulated postretirement benefit obligation ("APBO") at the date of the Merger.

        The Company's APBO was $28.4 million at year-end 1997 and $15.9 million at year-end 1996. The APBO represents the actuarial present value of benefits expected to be paid after retirement. Postretirement benefit expense was $2.2 million in 1997, $1.7 million in 1996 and $2.5 million in 1995.

        The significant assumptions used to determine the periodic postretirement benefit expense and the APBO were as follows:


                                      1997          1996          1995
                                      ----          ----          ----
Discount rate                          7.0%          7.0%          7.0%
Rate of compensation increase          5.5           5.5           5.5


        For 1998, a 7.5% annual rate of increase in the per capita cost of postretirement medical benefits provided under the Company's group health plan was assumed. The rate was assumed to decrease gradually to 5.5% for 2002 and remain at that level thereafter. A 5.5% annual rate of increase was assumed for 1998 and thereafter in the per capita cost of postretirement benefits provided under HMO plans. If the health care cost trend rate assumptions were increased by 1% in each year, the APBO as of year-end 1997 would increase $0.8 million, and the net periodic postretirement benefit expense for 1997 would remain unchanged. Retiree contributions have historically been adjusted when plan costs increase. The APBO for the medical plans anticipates future cost-sharing changes to the written plan that are consistent with the Company's past practice.

MULTI-EMPLOYER PENSION PLANS Safeway participates in various multi-employer pension plans, covering virtually all Company employees not covered under the Company's non-contributory pension plans, pursuant to agreements between the Company and employee bargaining units which are members of such plans. These plans are generally defined benefit plans; however, in many cases, specific benefit levels are not negotiated with or known by the employer-contributors. Contributions of $130 million in 1997, $112 million in 1996 and $105 million in 1995 were made and charged to income.

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

COLLECTIVE BARGAINING AGREEMENTS At year-end 1997, Safeway had approximately 147,000 full and part-time employees. Approximately 90% of Safeway's employees in the United States and Canada are covered by collective bargaining agreements negotiated with local unions affiliated with one of 12 different international unions. There are approximately 400 such agreements, typically having three-year terms, with some agreements having terms up to five years. Accordingly, Safeway negotiates a significant number of these agreements every year.

        Safeway concluded early negotiations and signed new labor contracts that would have been due to expire in 1998. Certain of these contracts were with employees represented by the United Food and Commercial Workers Union in northern California and Spokane, Washington. In addition, union members in British Columbia ratified a new labor contract. As a result of these early negotiations, the only significant remaining labor contracts due to expire in 1998 are in the Seattle and Winnipeg operating areas covering approximately 110 stores. Management considers the terms of these new contracts to be satisfactory.

NOTE I : INVESTMENT IN UNCONSOLIDATED AFFILIATES

Safeway's investment in unconsolidated affiliates consists of a 49% ownership interest in Casa Ley, S.A. de C.V. ("Casa Ley"), which operates 74 food and general merchandise stores in western Mexico.

        Income from Safeway's equity investment in Casa Ley, recorded on a one-quarter delay basis, increased to $22.7 million in 1997 from $18.8 million in 1996 and $8.6 million in 1995. For much of 1995, Mexico suffered from high interest rates and inflation which adversely affected Casa Ley. Since 1996, interest rates and inflation in Mexico moderated and Casa Ley's financial results have gradually improved.

        Casa Ley had total assets of $319.0 million and $263.1 million as of September 30, 1997 and 1996 based on financial information provided by Casa Ley. Sales and net income for Casa Ley were as follows (in millions of U.S. dollars):

                   12 months ended September 30,


                   1997          1996          1995
                 -------       -------       -------
Sales            $ 943.8       $ 810.1       $ 861.4
                 =======       =======       =======
Net income       $  38.6       $  33.8       $  17.9
                 =======       =======       =======


        Through April 8, 1997, the Company also owned 15.1 million common shares, or 34.4% of the total shares outstanding, of Vons. Vons is now a wholly-owned subsidiary of Safeway, and as of the beginning of the second quarter of 1997, Safeway's consolidated financial statements include Vons' financial position and results of operations.

        Safeway's share of Vons' earnings was $12.2 million for the first quarter of 1997 compared to $7.2 million for the first quarter of 1996, and $31.2 million for the year in 1996.

NOTE J:  RELATED-PARTY TRANSACTIONS

KKR provides management, consulting and financial services to the Company for an annual fee. Such services include, but are not necessarily limited to, advice and assistance concerning any and all aspects of the operation, planning and financing of the Company. Payments for management fees, special services and reimbursement of expenses were $1,399,000 in 1997, $1,364,000 in 1996 and $1,355,000 in 1995.

        The Company holds an 80% interest in Property Development Associates ("PDA"), a partnership formed in 1987 with a company controlled by an affiliate of KKR, to purchase, manage and dispose of certain Safeway facilities which are no longer used in the retail grocery business. The financial statements of PDA are consolidated with those of the Company and a minority interest of $24.0 million and $25.1 million at year-end 1997 and 1996 is included in accrued claims and other liabilities in the accompanying consolidated balance sheets. During 1997, the Company contributed to PDA six properties no longer used in its retail grocery business which had an aggregate net book value of $4.9 million. During 1996, the Company contributed to PDA 16 properties no longer used in its retail grocery business which had an aggregate net book value of $8.4 million. The minority partner contributed cash in an amount sufficient to maintain its 20% ownership. No gains or losses were recognized on these transactions. Safeway paid PDA $1.5 million in 1997, $1.6 million in 1996 and $1.5 million in 1995 for reimbursement of expenses related to management and real estate services provided by PDA.

NOTE K:  COMMITMENTS AND CONTINGENCIES

LEGAL MATTERS In July 1988, there was a major fire at the Company's dry grocery warehouse in Richmond, California. Through January 3, 1998, in excess of 125,000 claims for personal injury and property damage arising from the fire have been settled for an aggregate amount of approximately $122.5 million. The Company's loss as a result of the fire damage to its property and settlement of the above claims was substantially covered by insurance.

        As of January 3, 1998, there were still pending approximately 3,500 claims against the Company for personal injury (including punitive damages), and approximately 460 separate claims for property damage, arising from the smoke, ash and embers generated by the fire. A substantial percentage of these claims have been asserted in lawsuits against the Company filed in the Superior Court for Alameda County, California. There can be no assurance that the pending claims will be settled or otherwise disposed of for amounts and on terms comparable to those settled to date.

        In early 1996, a purported class action was filed on behalf of persons allegedly injured as a result of the smoke, ash and embers generated by the fire. The complaint, which was amended after the Court sustained the Company's demurrer with leave to amend, generally alleges that the Company fraudulently
(i) obtained settlements of certain claims arising out of the fire and (ii) made statements that induced claimants not to file actions within the time period under the statute of limitations. The amended complaint seeks compensatory and punitive damages. The Company has received notice from its insurance carrier denying coverage for claims asserted in this case. Safeway strongly disagrees with the insurance carrier's denial of coverage. On April 21, 1997, the Court sustained Safeway's demurrer to the second amended complaint without leave to amend. In May 1997, the Court dismissed the case, and plaintiffs have filed an appeal, which is pending.

        Safeway believes that coverage under its insurance policy will be sufficient and available for resolution of all remaining third-party claims arising out of the fire.

        On September 13, 1996, a class action lawsuit entitled McCampbell et al.
v. Ralphs Grocery Company, et al., was filed in the Superior Court of San Diego County, California against Vons and two other grocery store chains operating in southern California. In the complaint it is alleged, among other things, that Vons and the other defendants conspired to fix the retail price of eggs in southern California. The plaintiffs claim that the defendants violated provisions of the California Cartwright Act and engaged in unfair competition. Plaintiffs seek damages they allege the class has sustained; the amount of damages sought is not specified. If any damages were to be awarded, they may be trebled under the applicable statute. In addition, plaintiffs seek an injunction against future acts that would be in restraint of trade or that would constitute unfair competition. An answer has been filed to the complaint that denies plaintiffs' allegations and sets forth several defenses. On October 3, 1997, the Court issued an order certifying a class of retail purchasers of white chicken eggs by the dozen from defendants' stores within the Counties of Los Angeles, Riverside, San Bernardino, San Diego, Imperial and Orange during the period from September 13, 1992 to the present. The Company believes that Vons has meritorious defenses to plaintiffs' claims.

        There are also pending against the Company various claims and lawsuits arising in the normal course of business, some of which seek damages and other relief, which, if granted, would require very large expenditures.

        It is management's opinion that although the amount of liability with respect to all of the above matters cannot be ascertained at this time, any resulting liability, including any punitive damages, will not have a material adverse effect on the Company's financial statements taken as a whole.

COMMITMENTS The Company has commitments under contracts for the purchase of property and equipment and for the construction of buildings. Portions of such contracts not completed at year-end are not reflected in the consolidated financial statements. These unrecorded commitments were $92.5 million at year-end 1997.

NOTE L:  FINANCIAL INFORMATION BY GEOGRAPHIC AREA


                                      United
(In millions)                         States           Canada          Total
                                    ---------        ---------       ---------
1997
SALES                               $19,075.9        $ 3,407.9       $22,483.8
GROSS PROFIT                          5,537.9            876.8         6,414.7
OPERATING PROFIT                      1,169.6            110.1         1,279.7
INCOME BEFORE INCOME TAXES
     AND EXTRAORDINARY LOSS             978.4             97.9         1,076.3
NET WORKING CAPITAL (DEFICIT)          (487.9)           (21.0)         (508.9)
TOTAL ASSETS                          7,613.7            880.2         8,493.9
NET ASSETS                            1,712.3            436.7         2,149.0

1996
Sales                               $13,797.5        $ 3,471.5       $17,269.0
Gross profit                          3,901.3            872.9         4,774.2
Operating profit                        752.8            138.9           891.7
Income before income taxes              652.2            115.4           767.6
Net working capital (deficit)          (442.7)            67.1          (375.6)
Total assets                          4,625.4            919.8         5,545.2
Net assets                              792.4            394.4         1,186.8

1995
Sales                               $12,902.4        $ 3,495.1       $16,397.5
Gross profit                          3,584.5            907.9         4,492.4
Operating profit                        590.1            137.3           727.4
Income before income taxes
     and extraordinary loss             448.9            107.6           556.5
Net working capital (deficit)          (490.1)            65.9          (424.2)
Total assets                          4,261.5            932.8         5,194.3
Net assets                              462.6            332.9           795.5

NOTE M:  QUARTERLY INFORMATION (UNAUDITED)

The summarized quarterly fianancial data presented below reflect all adjustments which, in the opinion of management, are of a normal and recurring nature necessary to present fairly the results of operations for the periods presented.


                                                                  Last 17        Third 12        Second 12         First 12
(In millions, except per-share amounts)          Year              Weeks           Weeks           Weeks            Weeks
                                              ----------        ----------      ----------       ----------       ----------
1997
SALES                                         $ 22,483.8        $  7,785.4      $  5,371.4       $  5,249.2       $  4,077.8
GROSS PROFIT                                     6,414.7           2,211.3         1,552.6          1,505.3          1,145.5
OPERATING PROFIT                                 1,279.7             439.6           317.3            298.0            224.8
INCOME BEFORE INCOME TAXES AND
       EXTRAORDINARY LOSS                        1,076.3             372.2           259.8            240.2            204.1
EXTRAORDINARY LOSS RELATED TO
       EARLY RETIREMENT OF DEBT                    (64.1)             --             (59.9)            (4.2)            --
NET INCOME                                         557.4             214.9            90.1            129.9            122.5
EARNINGS PER SHARE:
BASIC
       INCOME BEFORE EXTRAORDINARY LOSS       $     1.35        $     0.46      $     0.32       $     0.29       $     0.28
       EXTRAORDINARY LOSS                          (0.14)             --             (0.13)           (0.01)            --
                                              ----------        ----------      ----------       ----------       ----------
              NET INCOME                      $     1.21        $     0.46      $     0.19       $     0.28       $     0.28
                                              ==========        ==========      ==========       ==========       ==========
DILUTED
       INCOME BEFORE EXTRAORDINARY LOSS       $     1.25        $     0.43      $     0.30       $     0.27       $     0.26
       EXTRAORDINARY LOSS                          (0.13)             --             (0.12)           (0.01)            --
                                              ----------        ----------      ----------       ----------       ----------
              NET INCOME                      $     1.12        $     0.43      $     0.18       $     0.26       $     0.26
                                              ==========        ==========      ==========       ==========       ==========

   PRICE RANGE, NEW YORK STOCK EXCHANGE       $31  23/32        $ 31 23/32      $   27 3/4       $ 24 13/16       $       26
                                              to 20 9/16        to 25 11/32     to 23 1/16        to 21 1/8       to 20 9/16



(In millions, except                                        Last 16         Third 12        Second 12       First 12
per-share amounts)                           Year            Weeks            Weeks           Weeks          Weeks
                                          ----------       ----------      ----------      ----------      ----------
1996
Sales                                     $ 17,269.0       $  5,486.9      $  3,954.0      $  3,945.4      $  3,882.7
Gross profit                                 4,774.2          1,493.0         1,086.6         1,102.1         1,092.5
Operating profit                               891.7            283.7           203.8           210.1           194.1
Income before income taxes                     767.6            248.2           178.1           179.2           162.1
Net income                                     460.6            151.6           105.9           106.7            96.4
Earnings per share:
Basic                                     $     1.06       $     0.34      $     0.24      $     0.25      $     0.22
Diluted                                         0.97             0.31            0.22            0.22            0.20

Price range,  New York Stock Exchange     $ 22 11/16       $ 22 11/16      $   19 1/8      $ 17 13/16      $  15 1/16
                                          to 11 7/32        to 18 5/8       to 15 7/8      to 13 13/16     to 11 7/32

SAFEWAY INC. AND SUBSIDIARIES
COMPUTATION OF EARNINGS PER SHARE


                                                            1997                          1996                        1995
                                                   ----------------------        ----------------------       --------------------
(In millions, except per-share amounts)            DILUTED         BASIC         Diluted         Basic        Diluted       Basic
                                                   -------        -------        -------        -------       -------      -------
Income before extraordinary loss                   $ 621.5        $ 621.5        $ 460.6        $ 460.6       $ 328.3      $ 328.3
Extraordinary loss                                   (64.1)         (64.1)            --             --          (2.0)        (2.0)
                                                   -------        -------        -------        -------       -------      -------
Net income                                         $ 557.4        $ 557.4        $ 460.6        $ 460.6       $ 326.3      $ 326.3
                                                   =======        =======        =======        =======       =======      =======

Weighted average common shares outstanding           462.3          462.3          436.0          436.0         423.9        423.9
                                                                  =======                       =======                    =======

Common share equivalents                              35.4                          39.7                         57.3
                                                   -------                       -------                      -------
Weighted average shares outstanding                  497.7                         475.7                        481.2
                                                   =======                       =======                      =======

Earnings per common share and
   common share equivalent:
   Income before extraordinary loss                $  1.25        $  1.35        $  0.97        $  1.06       $  0.68      $  0.77
   Extraordinary loss                                (0.13)         (0.14)            --             --            --           --
                                                   -------        -------        -------        -------       -------      -------
   Net income                                      $  1.12        $  1.21        $  0.97        $  1.06       $  0.68      $  0.77
                                                   =======        =======        =======        =======       =======      =======


Calculation of common share equivalents:
   Options and warrants to purchase
     common shares                                    58.6                          62.6                         88.1
   Common shares assumed purchased with
     potential proceeds                              (23.2)                        (22.9)                       (30.8)
                                                   -------                       -------                      -------
   Common share equivalents                           35.4                          39.7                         57.3
                                                   =======                       =======                      =======
Calculation of common shares assumed
     purchased with potential proceeds:
   Potential proceeds from exercise of options
     and warrants to purchase common shares        $ 597.4                       $ 394.3                      $ 298.9
   Common stock price used under the
     treasury stock method                         $ 25.75                       $ 17.22                      $  9.70
   Common shares assumed purchased with
     potential proceeds                               23.2                          22.9                         30.8


Share and per-share amounts reflect the two-for-one stock splits effected in February 1998 and in January 1996.

Earnings per share have been restated in accordance with Statement of Financial Accounting Standard No. 128, "Earnings per Share."

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

        The financial statements have been audited by Deloitte & Touche LLP, independent auditors, which was given unrestricted access to all financial records and related data, including minutes of all meetings of stockholders, the Board of Directors and committees of the Board. Safeway believes that all representations made to the independent auditors during their audit were valid and appropriate. The report of Deloitte & Touche LLP is presented below.

Internal Control System Safeway maintains a system of internal control over financial reporting, which is designed to provide reasonable assurance to management and the Board of Directors regarding the preparation of reliable published financial statements. The system includes a documented organizational structure and division of responsibility; established policies and procedures including a code of conduct to foster a strong ethical climate, which are communicated throughout Safeway; and the careful selection, training and development of employees. Internal auditors monitor the operation of the internal control system and report findings and recommendations to management and the Board, and corrective actions are taken to address control deficiencies and other opportunities for improving the system as they are identified. The Board, operating through its Audit Committee, which is composed entirely of outside directors, provides oversight to the financial reporting process.

        There are inherent limitations in the effectiveness of any system of internal control, including the possibility of circumvention or overriding of controls. Accordingly, even an effective internal control system can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of an internal control system can change with circumstances. As of January 3, 1998, Safeway believes its system of internal controls over financial reporting was effective for providing reliable financial statements.



/s/ STEVEN A. BURD                      /s/ JULIAN C. DAY
Steven A. Burd                          Julian C. Day

President and                           Executive Vice President and
Chief Executive Officer                 Chief Financial Officer


INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders of Safeway Inc.:

We have audited the accompanying consolidated balance sheets of Safeway Inc. and subsidiaries as of January 3, 1998 and December 28, 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three fiscal years in the period ended January 3, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Safeway Inc. and subsidiaries as of January 3, 1998 and December 28, 1996, and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 3, 1998 in conformity with generally accepted accounting principles.


/s/ DELOITTE & TOUCHE LLP

San Francisco, California
February 27, 1998