Form 10-K, Exhibit 13
period 1999-01-02
SAFEWAY INC
filed 1999-03-24
CIK 86144

Safeway Post-IPO Timeline

                                  [LINE GRAPH]

               Year-end Safeway Stock Price (adjusted for splits)

                       1990    $3 3/32     1995    $12 7/8
                       1991     4 1/2      1996     20 5/8
                       1992     3 1/4      1997     31 7/16
                       1993     5 5/16     1998     60 15/16
                       1994     7 31/32

1990

Completed initial public offering (IPO) of Safeway common stock.

Adopted new company name: Safeway Inc.

Announced five-year $3.2 billion capital expenditure program.

Honored by the President's Citation Program for Private Sector Initiatives, for an unprecedented sixth consecutive year.

Identical-store sales gain slowed to 2.5% from 4.6% a year earlier.

Operating cash flow improved to 5.68% of sales.

Capital expenditures rose 30.3% to $490 million.



[PHOTOGRAPH OF ASSORTED STOCK CERTIFICATES]



[PHOTOGRAPH OF SAFEWAY STORE CONSTRUCTION SITE]

1991

Began construction of new 1.8 million sq. ft. distribution center in northern California.

Sold an additional 70 million shares of common stock.

Retired $565 million of 14.5% LBO-related debt.

Total sales surpassed $15 billion mark.

Identical-store sales essentially flat compared to 1990.

Operating and administrative (O&A) expense-to-sales margin rose to 23.51%.

Operating cash flow as percentage of sales increased to 5.74%.

Capital expenditures increased to $635 million.

1992

Identical-store sales declined 1.6%.

O&A expense increased to 24.47% of sales.

Operating cash flow declined to 5.07% of sales from 5.74% in 1991 as recession-weary consumers "traded down" to less profitable product mix.

Opened new distribution center in northern California.

Steve Burd, long-time consultant to Safeway, named president.

In fourth quarter, implemented strategy to reduce costs, increase sales and improve returns on capital.

Completed refinancing of $1 billion of subordinated debt.




[PHOTOGRAPH OF SAFEWAY TRUCKS AT DISTRIBUTION CENTER]

[PHOTOGRAPH OF SAFEWAY SELECT COLA]



1993

Introduced Safeway SELECT line of premium quality private-label products.

Steve Burd elected CEO.

Raised $6.7 million for the National Easter Seal Society, Safeway's designated corporate charity.

Identical-store sales increased, reversing three-year decline.

O&A expense margin decreased for first time since 1989.

Operating cash flow improved to 5.11% of sales.

Reduced working capital by $275 million.

Reduced debt by $359 million.


[PHOTOGRAPH OF CEO STEVEN A. BURD]


1994

Identical-store sales rose 4.4%.

Reduced O&A expense margin for second straight year, to 23.52% of sales.

Working capital declined another $176 million.

Operating cash flow improved to 6.06% of sales.

Capital spending increased to $352 million.

Closed six manufacturing plants, resulting in significant savings and higher productivity in remaining plants.

Retired $292 million of senior debt.

Northern California Division donated more than $3 million worth of computer equipment to local schools.



[PHOTOGRAPH OF OPEN CASH REGISTER DRAWER]



1995

Identical-store sales up 4.6%.

O&A expense as percentage of sales declined for third consecutive year, to 22.96%.

Operating cash flow rose to 6.52% of sales.

Capital spending increased to $503 million.

Senior unsecured debt given investment grade status by Standard & Poor's.

Began converting hundreds of private label items previously marketed under 10 other brand names to Safeway brand name.

Denver Division received Martin Luther King, Jr. Community Service Award.


[PHOTOGRAPH OF ASSORTED SAFEWAY BRAND PRODUCTS]

[PHOTOGRAPH OF VONS LOGO]



1996

Stock split two-for-one in January.

Signed definitive agreement to purchase shares of The Vons Companies, Inc. that Safeway did not already own.

Recycled more than 300 million pounds of corrugated cardboard, in addition to large amounts of plastic, glass, aluminum, batteries and tires.

Identical-store sales increased 5.1%.

O&A expense margin declined for fourth consecutive year, to 22.48% of sales.

Operating cash flow increased to 7.18% of sales, marking first time it exceeded 7% on an annual basis in Safeway's 70-year history.

Capital expenditures rose to $620 million.



1997

Completed Vons acquisition.

Began construction of new 762,000 sq. ft. distribution center in Maryland.

Cumulative fundraising total for Easter Seals, since becoming a corporate sponsor in 1985, exceeded $50 million.

Contributed approximately $40 million worth of food and non-food products to food banks in the U.S. and Canada.

Recorded positive identical-store sales for fifth year in a row.

O&A expense as percentage of sales declined 35 basis points on a pro forma basis (to reflect acquisition of Vons), continuing a five-year trend.

Operating cash flow margin improved to 7.70% of sales.

Capital spending increased to $829 million.




[PHOTOGRAPH OF DOMINICK'S GROCERY BAG FILLED WITH PURCHASES]



[PHOTOGRAPH OF PRESS CLIPPING ON SAFEWAY'S ADDITION TO S&P 500]


1998

Stock split two-for-one in February.

Opened new distribution center in Maryland.

Signed definitive agreement to acquire Carr-Gottstein Foods Co.

[CARRS LOGO]

Acquired Dominick's Supermarkets, Inc.

Added to S&P 500 Index.

Identical-store sales increased 3.7%.

O&A expense margin declined 28 basis points to 22.56% of sales.

Operating cash flow as percentage of sales increased to 8.75%.

Capital expenditures exceeded $1 billion.

Safeway has undergone significant change since reemerging as a publicly traded company in mid-1990. Three years after the initial public stock offering, following a prolonged period of disappointing operating and financial results, a new management team set out to transform the company from an industry laggard into the preeminent food and drug retailer in North America.



                             [SAFEWAY STOCK SYMBOL]

Continued Strong Performance

During 1998, Safeway continued to be among the industry leaders in the following key measures of financial performance:*

o Identical-store sales growth

o Expense ratio reduction

o Working capital management

o Operating cash flow margin

o Earnings per share growth

The value of Safeway common stock on the New York Stock Exchange at the close of trading in 1998 rose to $60.94 per share, a gain of 92.7% from year-end 1997. We have achieved these results by focusing on the three priorities detailed on the following pages.

* Based on latest available information

Controlling Expenses


[PHOTOGRAPH OF DOMINICK'S STORE EXTERIOR]



Operating and administrative expense as a percentage of sales declined for the sixth consecutive year in 1998. This trend reflects ongoing efforts throughout the company to streamline support functions, simplify work practices and maintain labor cost parity. These efforts are focused on areas invisible to our customers - procurement, distribution, manufacturing and administration.
We continuously seek ways to operate our business at lower cost.



                                  [BAR GRAPH]

       Improvement in Annual Operating and Administrative Expense Margin
                               (in basis points)

                                   1994    68
                                   1995    56
                                   1996    48
                                   1997*   35
                                   1998    28

Our O&A expense-to-sales margin declined another 28 basis points in 1998, continuing a six-year trend.

* Pro forma as defined on page 16.


WE BEGAN CONSOLIDATING CORPORATE ADMINISTRATIVE FUNCTIONS AT DOMINICK'S INTO SAFEWAY'S OPERATIONS.

WE NEGOTIATED COMPETITIVE LABOR AGREEMENTS IN SEVERAL KEY MARKETS.

WE CONTINUED TO CONTROL THE FREQUENCY AND COST OF WORKERS' COMPENSATION CLAIMS IN 1998.

ONGOING IMPROVEMENTS IN PROCUREMENT AND CATEGORY MANAGEMENT HAVE REDUCED OUR COST OF GOODS SOLD AS A PERCENTAGE OF SALES.

Increasing Sales



                                  [BAR GRAPH]

                      Annual Identical-store Sales Growth

                                  1994    4.4%
                                  1995    4.6%
                                  1996    5.1%
                                  1997    1.3%
                                  1998    3.1%

Our identical-store sales gains have been among the industry's highest in each of the past five years.


By reinvesting savings from our cost-reduction efforts into the business, we continued to drive top-line growth in 1998. Identical-store sales increased for the sixth straight year, despite the persistence of very low food price inflation in many of our operating areas. With the recently completed acquisition of Dominick's and pending acquisition of Carr-Gottstein, we anticipate significant opportunities to enhance Safeway's long-term sales growth.



[PHOTOGRAPH OF CUSTOMER LOYALTY CARDS FROM SAFEWAY, VONS AND DOMINICK'S]



WITH THE DOMINICK'S ACQUISITION, COMPLETED IN JUST SIX WEEKS, WE INCREASED OUR STORE COUNT AND ENTERED A NEW GEOGRAPHIC MARKET.

THE EXCHANGE OF BEST PRACTICES AMONG VONS, DOMINICK'S AND CORE SAFEWAY DIVISIONS HAS RESULTED IN SIGNIFICANT IMPROVEMENTS IN ALL OPERATIONS.

SIX MORE DIVISIONS INTRODUCED THE SAFEWAY CLUB CARD IN 1998. ALL DIVISIONS NOW HAVE A CARD PROGRAM TO ATTRACT AND REWARD LOYAL CUSTOMERS.

WE ADDED ANOTHER 139 NEW ITEMS TO OUR SAFEWAY SELECT LINE OF PREMIUM QUALITY PRODUCTS, BRINGING THE TOTAL COUNT TO ALMOST 900 ITEMS.

Managing Capital


[PHOTOGRAPH OF INTERIOR OF GROCERY WAREHOUSE]



Continued strong operating results enabled us to increase capital expenditures again, to $1.2 billion in 1998 from $829 million the year before. Over the past five years, we have invested $3.5 billion to modernize our stores, support facilities, warehouse and trucking equipment, and information systems. Despite the additional debt incurred to finance the Dominick's acquisition, our interest coverage ratio rose to 9.11 times in 1998 from 7.18 times in 1997.


                                  [BAR GRAPH]

                      Capital Expenditures* (in millions)

                                 1994    $  352.2
                                 1995       503.2
                                 1996       620.3
                                 1997       829.4
                                 1998     1,189.7

Capital spending has increased steadily each year since 1993, reflecting strong operating results.

* Defined on page 14.


SAFEWAY, VONS AND DOMINICK'S OPENED 46 NEW STORES AND REMODELED 234 EXISTING STORES.

WE OPENED A NEW 762,000 SQUARE FOOT DISTRIBUTION CENTER IN MARYLAND TO BETTER SERVE OUR 123-STORE EASTERN DIVISION.

WE MAINTAINED NEGATIVE WORKING CAPITAL FOR THE FIFTH STRAIGHT YEAR BY MANAGING INVENTORIES AND PAYABLES EFFECTIVELY.

WE REPLACED $560 MILLION OF HIGHER RATE LONG-TERM DEBT AT DOMINICK'S WITH LOWER RATE BORROWINGS.

--------------------------------------------------------------------------------
COMPANY IN REVIEW
--------------------------------------------------------------------------------

Safeway Inc. ("Safeway" or the "Company") is one of the largest food and drug chains in North America, with 1,497 stores at year-end 1998.

     The Company's U.S. retail operations are located principally in northern California, southern California, Oregon, Washington, Colorado, Arizona, the Chicago metropolitan area, and the Mid-Atlantic region. The Company's Canadian retail operations are located principally in British Columbia, Alberta and Manitoba/Saskatchewan. In support of its retail operations, the Company has an extensive network of distribution, manufacturing and food processing facilities.

     In addition, Safeway has a 49% ownership interest in Casa Ley, S.A. de C.V. ("Casa Ley") which operates 77 food and general merchandise stores in western Mexico.

ACQUISITION OF DOMINICK'S SUPERMARKETS, INC. ("DOMINICK'S") In November 1998, Safeway completed its acquisition of all of the outstanding shares of Dominick's for $49 cash per share, or a total of approximately $1.2 billion (the "Dominick's Acquisition"). Dominick's is the second largest supermarket operator in the Chicago metropolitan area with 114 stores, two distribution facilities and a dairy processing plant. The Dominick's Acquisition is accounted for as a purchase. Safeway funded the Dominick's Acquisition, including the repayment of approximately $560 million of debt and lease obligations, with a combination of bank borrowings and commercial paper. Dominick's sales for calendar year 1998 were $2.4 billion.

ACQUISITION OF CARR-GOTTSTEIN FOODS CO. ("CARRS") In August 1998, Safeway and Carrs signed a definitive merger agreement in which Safeway will acquire all of the outstanding shares of Carrs for $12.50 cash per share, or a total of approximately $110 million. In addition, Carrs has approximately $220 million of debt. The acquisition will be accounted for as a purchase and will be funded initially through the issuance of commercial paper.

Carrs is Alaska's largest food and drug retailer, operating 49 stores as well as the state's largest food warehouse and distribution operation, and largest freight company. Carrs' sales for calendar year 1998 were $602 million.

The acquisition of Carrs is subject to a number of conditions, including the approval of the holders of a majority of Carrs' outstanding shares, court approval of a consent decree with the state of Alaska requiring the sale of six Safeway stores and one Carrs store, and other customary closing conditions. Carrs expects to schedule a shareholder meeting to vote on the transaction in April 1999. Assuming satisfaction of all conditions, Safeway and Carrs expect to close the transaction shortly after receiving shareholder approval and final court approval of the consent decree.

STORES Safeway operates stores ranging in size from approximately 5,900 square feet to over 90,000 square feet. The Company determines the size of a new store based on a number of considerations, including the needs of the community the store serves, the location and site plan, and the estimated return on capital invested. Safeway's primary new store prototype is 55,000 square feet and is designed to accommodate changing consumer needs and to achieve certain operating efficiencies. Most stores offer a wide selection of both food and general merchandise and feature a variety of specialty departments such as bakery, delicatessen, floral and pharmacy. In most of Safeway's larger stores, specialty departments are showcased in each corner and along the perimeter walls of the store to create a pleasant shopping atmosphere.

     Safeway continues to operate a number of smaller stores which also offer an extensive selection of food and general merchandise, and generally include one or more specialty departments. These stores remain an important part of the Company's store network in smaller communities and certain other locations where larger stores may not be feasible because of space limitations and/or community needs or restrictions.

The following table summarizes Safeway's stores by size at year-end 1998:

                                                Number    Percent
                                              of Stores   of Total
                                              ---------   --------
          Less than 30,000 square feet            348        23%
          30,000 to 50,000                        770        52
          More than 50,000                        379        25
                                                -----       ----
          Total stores                          1,497       100%
                                                =====       ====

STORE OWNERSHIP At year-end 1998, Safeway owned approximately one-third of its stores and leased its remaining stores. In recent years, the Company has preferred ownership because it provides control and flexibility with respect to financing terms, remodeling, expansions and closures.

MERCHANDISING Safeway's operating strategy is to provide value to its customers by maintaining high store standards and a wide selection of high quality products at competitive prices. To provide one-stop shopping for today's busy shoppers, the Company emphasizes high quality produce and meat, as well as specialty departments including in-store bakery, delicatessen, floral and pharmacy.

     Safeway has developed a line of approximately 900 premium corporate brand products since 1993 under the "Safeway SELECT" banner. The award-winning Safeway SELECT line is designed to offer premium quality products that the Company believes are equal or superior in quality to comparable best-selling nationally advertised brands, or that are unique to the category and not available from national brand manufacturers. The Safeway SELECT line is being introduced in Dominick's stores during the first quarter of 1999.

     The Safeway SELECT line of products includes carbonated soft drinks; unique salsas; the Indulgence line of cookies and other sweets; the Verdi line of fresh and frozen pastas, pasta sauces and olive oils; Artisan fresh-baked breads; Twice-the-Fruit yogurt; NutraBalance Pet Food; Ultra laundry detergents and dish soaps; and Softly paper products. The Safeway SELECT line also includes an extensive array of ice cream, frozen yogurt and sorbets; Healthy Advantage items such as low-fat ice cream and low-fat cereal bars; and Gourmet Club frozen entrees and hors d'oeuvres.

     In addition, Safeway has repackaged over 2,500 corporate brand products primarily under the Safeway, Lucerne and Mrs. Wright's labels.

MANUFACTURING AND WHOLESALE The principal function of manufacturing operations is to purchase, manufacture and process private label merchandise sold in stores operated by the Company. As measured by sales dollars, approximately one-half of Safeway's private label merchandise is manufactured in Company-owned plants, and the remainder is purchased from third parties.

     During 1993, Safeway began a review to identify manufacturing facilities that were not providing acceptable returns. This review resulted in the sale or closure of 20 plants from 1993 through 1998 and the reorganization of an administrative office during 1994. In 1998, Safeway opened a new manufacturing facility in California to replace one that was closed in 1997. The ongoing review of all remaining manufacturing facilities may result in additional plant closures.

     Safeway's Canadian subsidiary has a wholesale operation that distributes both national brands and private label products to independent grocery stores and institutional customers.

     Safeway operated the following manufacturing and processing facilities at year-end 1998:

                                                     U.S.       Canada
                                                     ----       ------
          Milk plants                                  8           3
          Bread baking plants                          6           2
          Ice cream plants                             5           2
          Cheese and meat packaging plants             1           2
          Soft drink bottling plants                   4          --
          Fruit and vegetable processing plants        2           3
          Other food processing plants                 3           1
          Pet food plant                               1          --
                                                      --          --
          Total                                       30          13
                                                      ==          ==

     In addition, the Company operates laboratory facilities for quality assurance and research and development in certain of its plants and at its U.S. manufacturing headquarters in Walnut Creek, California.

DISTRIBUTION Each of Safeway's 11 retail operating areas is served by a regional distribution center consisting of one or more facilities. Safeway has 15 distribution/warehousing centers (12 in the United States and three in Canada), which collectively provide the majority of all products to Safeway stores. Safeway's distribution centers in northern California and British Columbia are operated by third parties. During 1998, Safeway completed construction of a replacement distribution center in Maryland.

CAPITAL EXPENDITURE PROGRAM

A component of Safeway's long-term strategy is its capital expenditure program. The Company's capital expenditure program funds, among other things, new stores, remodels, manufacturing plants, distribution facilities, and information technology advances. In the last several years, Safeway management has significantly strengthened its program to select and approve new capital investments, resulting in improved returns on investment.

     The table below reconciles cash paid for property additions reflected in the Consolidated Statements of Cash Flows to Safeway's broader definition of capital expenditures, and also details changes in the Company's store base during such period:


--------------------------------------------------------------------------------
(Dollars in millions)                    1998            1997           1996
--------------------------------------------------------------------------------
Cash paid for property
 additions                             $1,075.2        $  758.2        $  541.8
Less: Purchases of
      previously leased
      properties                          (35.7)          (28.2)          (13.2)
Plus: Present value of all lease
      obligations incurred                117.4            91.3            91.7
Mortgage notes assumed
  in property acquisitions                 32.8             0.9               -
Vons first-quarter
  expenditures                                -             7.2               -
                                       --------        --------        --------
Total capital expenditures             $1,189.7        $  829.4        $  620.3
                                       ========        ========        ========
Capital expenditures as
  a percent of sales                        4.9%            3.7%            3.6%
Dominick's stores acquired                  113               -               -
Vons stores acquired                          -             316               -
Stores opened                                46              37              30
Stores closed or sold                        30              37              37
Remodels (Note 1)                           234             181             141
Total retail square footage
  at year-end (in millions)                61.6            53.2            40.7
----------------------------------------------- --------------------------------
Note 1: Defined as store projects (other than maintenance) generally requiring expenditures in excess of $200,000.
--------------------------------------------------------------------------------

     Improved operations and lower project costs have raised the return on capital projects, allowing Safeway to increase capital expenditures to $1.2 billion in 1998 and open 46 stores, remodel 234 stores and complete construction of the new distribution center in Maryland. In 1999, Safeway expects to spend approximately $1.2 billion and open 55 to 60 new stores and complete approximately 250 remodels.

PERFORMANCE-BASED COMPENSATION

     The Company has performance-based compensation plans that cover approximately 12,000 management and professional employees. Performance-based compensation plans set overall bonus levels based upon both operating results and working capital management. Individual bonuses are based on job performance. Certain employees are covered by capital investment bonus plans which measure the performance of capital projects based on operating performance over several years.

MARKET RISK FROM FINANCIAL INSTRUMENTS

Safeway manages interest rate risk through the strategic use of fixed and variable interest rate debt and, to a limited extent, interest rate derivatives. At year-end 1998, Safeway's derivative instruments consisted of interest rate cap agreements and an interest rate swap agreement. The cap agreements expire in May 1999, and entitle Safeway to receive the excess of LIBOR over 7% on an $850 million notional amount. Under the swap agreement, which expires in the year 2007, Safeway pays interest of 6.2% on a $100 million notional amount and receives a variable interest rate based on Federal Reserve rates quoted for commercial paper. No derivatives are held for trading purposes.

     The following table provides information by year of maturity about the Company's other financial instruments that are sensitive to interest rate changes:


--------------------------------------------------------------------------------
(Dollars in millions)    1999        2000    2001    2002    2003    Thereafter
--------------------------------------------------------------------------------
Commercial paper:
Principal                  _        _        _    $1,745.1        _           _
Weighted average
  interest rate            _        _        _        5.99%       _           _
Bank borrowings:
Principal            $ 161.8        _        _    $   89.1        _           _
Weighted average
  interest rate         5.80%       _        _         5.57%      _           _
Long-term debt:*
Principal            $ 118.0  $ 427.5   $549.6     $  37.8   $377.6    $1,015.9
Weighted average
  interest rate         8.97%    5.93%    6.88%       8.95%    6.28%       7.22%
--------------------------------------------------------------------------------
*Primarily fixed rate debt
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
FIVE-YEAR FINANCIAL SUMMARY INFORMATION
--------------------------------------------------------------------------------


                                                    52 WEEKS        53 Weeks        52 Weeks        52 Weeks        52 Weeks
(Dollars in millions, except per-share amounts)       1998            1997            1996            1995            1994
-----------------------------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS
Sales                                              $ 24,484.2      $ 22,483.8      $ 17,269.0      $ 16,397.5      $ 15,626.6
                                                   ==========      ==========      ==========      ==========      ==========
Gross profit                                          7,124.5         6,414.7         4,774.2         4,492.4         4,287.3
Operating and administrative expense                 (5,522.8)       (5,135.0)       (3,882.5)       (3,765.0)       (3,675.2)
                                                   ----------      ----------      ----------      ----------      ----------
Operating profit                                      1,601.7         1,279.7           891.7           727.4           612.1
Interest expense                                       (235.0)         (241.2)         (178.5)         (199.8)         (221.7)
Equity in earnings of unconsolidated
         affiliates (Note 1)                             28.5            34.9            50.0            26.9            27.3
Other income, net                                         1.7             2.9             4.4             2.0             6.4
                                                   ----------      ----------      ----------      ----------      ----------
Income before income taxes
         and extraordinary loss                       1,396.9         1,076.3           767.6           556.5           424.1
Income taxes                                           (590.2)         (454.8)         (307.0)         (228.2)         (173.9)
                                                   ----------      ----------      ----------      ----------      ----------
Income before extraordinary loss                        806.7           621.5           460.6           328.3           250.2
Extraordinary loss, net of tax benefit
    of $41.1, $1.3 and $6.7                              --             (64.1)           --              (2.0)          (10.5)
                                                   ----------      ----------      ----------      ----------      ----------
Net income                                         $    806.7      $    557.4      $    460.6      $    326.3      $    239.7
                                                   ==========      ==========      ==========      ==========      ==========

Diluted earnings per share:
         Income before extraordinary loss          $     1.59      $     1.25      $     0.97      $     0.68      $     0.51
         Extraordinary loss                              --             (0.13)           --              --             (0.02)
                                                   ----------      ----------      ----------      ----------      ----------
         Net income                                $     1.59      $     1.12      $     0.97      $     0.68      $     0.49
                                                   ==========      ==========      ==========      ==========      ==========

FINANCIAL STATISTICS
Identical-store sales increases (Note 2)                  3.7%            1.3%            5.1%            4.6%            4.4%
Gross profit margin                                     29.10%          28.53%          27.65%          27.40%          27.44%
Operating and administrative expense margin             22.56%          22.84%          22.48%          22.96%          23.52%
Operating profit margin                                   6.5%            5.7%            5.2%            4.4%            3.9%
Capital expenditures (Note 3)                      $  1,189.7      $    829.4      $    620.3      $    503.2      $    352.2
Depreciation and amortization                           531.4           455.8           338.5           329.7           326.4
Total assets                                         11,389.6         8,493.9         5,545.2         5,194.3         5,022.1
Total debt                                            4,972.1         3,340.3         1,984.2         2,190.2         2,196.1
Stockholders' equity                                  3,082.1         2,149.0         1,186.8           795.5           643.8
Weighted average shares outstanding -
         Diluted (in millions)                          508.8           497.7           475.7           481.2           494.2

OTHER STATISTICS
Dominick's stores acquired during the year                113            --              --              --              --
Vons stores acquired during the year                     --               316            --              --              --
Stores opened during the year                              46              37              30              32              20
Stores closed or sold during the year                      30              37              37              35              36
Total stores at year-end                                1,497           1,368           1,052           1,059           1,062
Remodels completed during the year (Note 4)               234             181             141             108              71
Total retail square footage
         at year-end (in millions)                       61.6            53.2            40.7            40.1            39.5



Note 1.  Includes equity in Vons' earnings through the first quarter of 1997.

Note 2. Reflects sales increases for stores operating the entire management period in both the current and prior periods. 1997 and 1996 identical store sales exclude British Columbia stores, which were closed during a labor dispute in 1996.

Note 3.  Defined in the table on page 14 under "Capital Expenditure Program."

Note 4. Defined as store projects (other than maintenance) generally requiring expenditures in excess of $200,000.

--------------------------------------------------------------------------------
FINANCIAL REVIEW
--------------------------------------------------------------------------------


ACQUISITION OF DOMINICK'S SUPERMARKETS, INC. ("DOMINICK'S")
In November 1998, Safeway completed its acquisition of all of the outstanding shares of Dominick's for $49 cash per share, or a total of approximately $1.2 billion (the "Dominick's Acquisition"). Dominick's is the second largest supermarket operator in the Chicago metropolitan area with 114 stores, two distribution facilities and a dairy processing plant. Safeway funded the Dominick's Acquisition, including the repayment of approximately $560 million of debt and lease obligations, with a combination of bank borrowings and commercial paper. Sales for fiscal 1998 were $2.4 billion.

                        INCOME BEFORE EXTRAORDINARY LOSS
                                 (IN MILLIONS)


                                  [LINE GRAPH]

                                               1996       1997       1998
                                              ------     ------     ------
      Income before extraordinary loss        $460.6     $621.5     $806.7


MERGER WITH THE VONS COMPANIES, INC. ("VONS")

In April 1997, Safeway completed a merger with Vons pursuant to which the Company issued 83.2 million shares of Safeway common stock for all of the shares of Vons common stock that it did not already own (the "Vons Merger").

     In connection with the Vons Merger, Safeway repurchased 64.0 million shares of its common stock from a partnership affiliated with KKR & Co., L.L.C. at $21.50 per share, for an aggregate purchase price of $1.376 billion. Safeway funded the repurchase with bank borrowings.

                         PORTIONS OF 1998 SALES DOLLAR

                                  [PIE CHART]

                 Operating profit                         6.5%
                 Operating and administrative expense    22.6%
                 Cost of goods sold                      70.9%


RESULTS OF OPERATIONS

Safeway's net income was $806.7 million ($1.59 per share) in 1998, $557.4 million ($1.12 per share) in 1997 and $460.6 million ($0.97 per share) in 1996. In 1997, income before an extraordinary item related to debt refinancing was $621.5 million ($1.25 per share).

     Safeway's 1998 income statement includes Vons' operating results for the full year and Dominick's operating results since approximately midway through Safeway's fourth quarter. Safeway's 1997 income statement includes Vons' operating results since the second quarter plus the effect of Safeway's 34.4% equity interest in Vons in the first quarter of 1997. The 1996 income statement reflects Safeway's 34.4% equity interest in Vons for the full year. In order to facilitate an understanding of the Company's operations, this financial review presents certain pro forma information based on the 1997 and 1996 combined historical financial statements as if the Vons Merger had been effective as of the beginning of 1997 and 1996. See Note B to the Company's 1998 consolidated financial statements.

     During the second quarter of 1997, Safeway was engaged in a 75-day labor dispute affecting 74 stores in the Alberta, Canada operating area. The Company estimates that the strike reduced 1997 net income by approximately $0.04 per share. Labor disputes in the British Columbia and Denver operating areas reduced 1996 net income by an estimated $0.07 per share.

SALES Strong store operations helped to increase identical-store sales (stores operating the entire year in both 1998 and 1997, excluding replacement stores) 3.7% in 1998, while comparable-store sales, which includes replacement stores, increased 4.1%. In 1997, identical-store sales increased 1.3% while comparable-store sales increased 2.2%. Total sales for the 52 weeks of 1998 were $24.5 billion, compared to $22.5 billion for the 53 weeks of 1997 and $17.3 billion for the 52 weeks of 1996. Total sales increases are attributed to comparable-store sales increases, the Vons Merger in 1997, and the Dominick's Acquisition in 1998.

GROSS PROFIT Safeway's continuing improvement in buying practices and product mix helped to increase gross profit to 29.10% of sales in 1998, from 28.53% in 1997 and 27.65% in 1996. On a pro forma basis, gross profit increased to 28.63% in 1997 from 28.20% in 1996. Application of the LIFO method resulted in an increase in cost of goods sold of $7.1 million in 1998, a decrease of $6.1 million in 1997, and an increase of $4.9 million in 1996.

OPERATING AND ADMINISTRATIVE EXPENSE Operating and administrative expense was 22.56% of sales in 1998 compared to 22.84% in 1997 and 22.48% in 1996. Safeway's operating and administrative expense-to-sales ratio increased in 1997 because Vons' operating and administrative expense ratio had historically been higher than Safeway's. Increased sales and ongoing efforts to reduce or control expenses improved this expense ratio in 1998. Goodwill amortization has increased to $56.3 million in 1998 from $41.8 million in 1997 and $10.4 million in 1996 primarily as a result of the Vons Merger. On a pro forma basis, operating and administrative expense declined 35 basis points to 22.95% in 1997 from 23.30% in 1996.

INTEREST EXPENSE Interest expense was $235.0 million in 1998, compared to $241.2 million in 1997 and $178.5 million in 1996. Interest expense increased in 1997 because of the debt incurred during the second quarter to repurchase stock in connection with the Vons Merger. Interest expense in 1998 included debt incurred in connection with the Dominick's Acquisition, which was partially offset by the paydown of certain other indebtedness.

     During 1997, Safeway recorded an extraordinary loss of $64.1 million ($0.13 per share) for the redemption of $589.0 million of Safeway's public debt, $285.5 million of Vons' public debt, and $40.0 million of medium-term notes. These redemptions were financed with $600 million of new public senior debt securities and the balance with commercial paper.

     In 1997, Safeway entered into interest rate cap agreements which expire in 1999 and entitle the Company to receive from counterparties the amounts, if any, by which interest at LIBOR on an $850 million notional amount exceeds 7%. The unamortized cost to purchase the cap agreements was $0.6 million at year-end 1998.

     As of year-end 1998, the Company had effectively converted $100.0 million of its floating rate debt to fixed interest rate debt through an interest rate swap agreement which expires in 2007. Under the swap agreement, Safeway pays interest of 6.2% on the $100.0 million notional amount and receives a variable interest rate based on Federal Reserve rates quoted for commercial paper. Interest rate swap and cap agreements increased interest expense by $2.8 million in 1998, $3.3 million in 1997 and $3.0 million in 1996.

EQUITY IN EARNINGS OF UNCONSOLIDATED AFFILIATES Safeway's investment in affiliates consists of a 49% ownership interest in Casa Ley, S.A. de C.V. ("Casa Ley"), which at year-end 1998 operated 77 food and general merchandise stores in western Mexico. Through the first quarter of 1997, Safeway also held a 34.4% interest in Vons. Safeway records its equity in earnings of unconsolidated affiliates on a one-quarter delay basis.

     Income from Safeway's equity investment in Casa Ley increased to $28.5 million in 1998, from $22.7 million in 1997 and $18.8 million in 1996. Casa Ley's financial results have been improving since 1995, when Mexico suffered from the adverse effects of high interest rates and inflation.

     Equity in earnings of unconsolidated affiliates included Safeway's share of Vons' earnings of $12.2 million in the first quarter of 1997 and $31.2 million for the year in 1996.

LIQUIDITY AND FINANCIAL RESOURCES

Net cash flow from operations was $1,252.7 million in 1998, $1,221.6 million in 1997 and $825.2 million in 1996. Net cash flow from operations increased in 1997 largely due to increased net income and changes in working capital.

     Cash flow used by investing activities was $2,186.4 million in 1998, $607.7 million in 1997 and $482.3 million in 1996. The increases in cash used by investing activities is primarily due to the Dominick's Acquisition in 1998, as well as increased capital expenditures in both 1998 and 1997. Safeway opened 46 new stores and remodeled 234 stores in 1998. In 1997, Safeway opened 37 new stores and remodeled 181 stores. The Company built a new distribution center in Maryland during 1997 and 1998, and opened a new manufacturing plant in California in 1998.

     Cash flow from financing activities was $903.4 million in 1998 primarily due to increased borrowing related to the Dominick's Acquisition. Cash flow used by financing activities was $614.6 million in 1997 and $337.5 million in 1996, reflecting Safeway's reduction of total debt in 1996, followed by increased borrowing related to the Vons Merger in 1997.

     Net cash flow from operations as presented on the Statements of Cash Flows is an important measure of cash generated by the Company's operating activities. Operating cash flow, as defined below, is similar to net cash flow from operations because it excludes certain non-cash items. However, operating cash flow also excludes interest expense and income taxes. Management believes that operating cash flow is relevant because it assists investors in evaluating Safeway's ability to service its debt by providing a commonly used measure of cash available to pay interest. Operating cash flow also facilitates comparisons of Safeway's results of operations with companies having different capital structures. Other companies may define operating cash flow differently, and as a result, such measures may not be comparable to Safeway's operating cash flow. Safeway's computation of operating cash flow is as follows:


        (Dollars in millions)             1998         1997         1996
        ------------------------------------------------------------------
        Income before income taxes
          and extraordinary loss        $1,396.9     $1,076.3     $  767.6
        LIFO expense (income)                7.1         (6.1)         4.9
        Interest expense                   235.0        241.2        178.5
        Depreciation and amortization      531.4        455.8        338.5
        Equity in earnings of
          unconsolidated affiliates        (28.5)       (34.9)       (50.0)
                                        --------     --------     --------
        Operating cash flow             $2,141.9     $1,732.3     $1,239.5
                                        ========     ========     ========
        As a percent of sales              8.75%        7.70%        7.18%
                                        ========     ========     ========
        As a multiple of interest
          expense (interest
          coverage ratio)                  9.11x        7.18x        6.94x
                                        ========     ========     ========

     Total debt, including capital leases, increased to $4.97 billion at year-end 1998 from $3.34 billion at year-end 1997 and $1.98 billion at year-end 1996, primarily due to the Dominick's Acquisition and Vons Merger. Annual debt maturities over the next five years are set forth in Note C of the Company's 1998 consolidated financial statements.

     Based upon the current level of operations, Safeway believes that operating cash flow and other sources of liquidity, including borrowings under Safeway's commercial paper program and bank credit agreement, will be adequate to meet anticipated requirements for working capital, capital expenditures, interest payments and scheduled principal payments for the foreseeable future. There can be no assurance, however, that the Company's business will continue to generate cash flow at or above current levels. The bank credit agreement is used primarily as a backup facility to the commercial paper program.

YEAR 2000 COMPLIANCE

The year 2000 issue is the result of computer programs that were written using two digits rather than four to define the applicable year. For example, computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. To the extent that the Company's software applications contain source code that is unable to interpret appropriately the upcoming calendar year 2000 and beyond, some level of modification or replacement of such applications will be necessary to avoid system failures and the temporary inability to process transactions or engage in other normal business activities.

     In 1997, the Company established a year 2000 project group, headed by Safeway's Chief Information Officer, to coordinate the Company's year 2000 compliance efforts. The project group is staffed primarily with representatives of Safeway's Information Technology department and also uses outside consultants on an as-needed basis. The Chief Information Officer reports regularly on the status of the year 2000 project to a steering committee headed by the Chief Executive Officer and to the Company's Board of Directors.

     The year 2000 project group has identified all computer-based systems and applications (including embedded systems) the Company uses in its operations that might not be year 2000 compliant, and has categorized these systems and applications into three priority levels based on how critical the system or application is to the Company's operations. The year 2000 project group is determining what modifications or replacements will be necessary to achieve compliance; implementing the modifications and replacements; conducting tests necessary to verify that the modified systems are operational; and transitioning the compliant systems into the Company's regular operations. The systems and applications in the highest priority level are being assessed and modified or replaced first. Management estimates that these actions with respect to all priority levels are approximately 80% complete at year-end 1998. The Company estimates that all critical systems and applications will be year 2000 compliant by June 30, 1999.

     Safeway completed its acquisition of Dominick's in November 1998 and is in the process of identifying which systems and applications of Dominick's might not be year 2000 compliant, and integrating those systems and applications into its year 2000 project. The Company estimates that all critical systems and applications of Dominick's will be year 2000 compliant by September 30, 1999.

     The year 2000 project group is also examining Safeway's relationships with certain key outside vendors and others with whom the Company has significant business relationships to determine, to the extent practical, the degree of such outside parties' year 2000 compliance. The project group has begun testing procedures with certain vendors identified as having potential year 2000 compliance issues. Management does not believe that the Company's relationship with any third party is material to Safeway's operations and, therefore, does not believe that the failure of any particular third party to be year 2000 compliant would have a material adverse effect on the Company.

     The year 2000 project group is in the process of establishing and implementing a contingency plan to provide for viable alternatives to ensure that the Company's core business operations are able to continue in the event of a year 2000-related systems failure. Management expects to have a comprehensive contingency plan established by March 31, 1999.

     Through January 31, 1999, Safeway spent approximately $20.5 million to address year 2000 compliance issues. The Company estimates that it will incur an additional $12.5 million, for a total of $33.0 million, (including $8 million for Dominick's) to address year 2000 compliance issues for Safeway and Dominick's, which includes the estimated costs of all modifications, testing and consultants' fees.

     Management believes that, should Safeway or any third party with whom the Company has a significant business relationship have a year 2000-related systems failure, the most significant impact would likely be the inability, with respect to a group of stores, to conduct operations due to a power failure, to deliver inventory in a timely fashion, to receive certain products from vendors or to process electronically customer sales at store level. The Company does not anticipate that any such impact would be material to Safeway's liquidity or results of operations.

FORWARD-LOOKING STATEMENTS

This Annual Report contains certain forward-looking statements relating to, among other things, capital expenditures, cost reduction, operating improvements and year 2000 compliance. Such statements are subject to inherent uncertainties and risks, including among others: business and economic conditions generally in the Company's operating regions; pricing pressures and other competitive factors; results of the Company's programs to reduce costs; the ability to integrate Vons and Dominick's and continue to achieve operating improvements; relations with union bargaining units; and the availability and terms of financing. Consequently, actual events and results may vary significantly from those included in or contemplated or implied by such statements.

Safeway Inc. and Subsidiaries
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------


                                                                 52 WEEKS         53 Weeks         52 Weeks
(In millions, except per-share amounts)                            1998             1997             1996
------------------------------------------------------------------------------------------------------------
Sales                                                           $ 24,484.2       $ 22,483.8       $ 17,269.0
Cost of goods sold                                               (17,359.7)       (16,069.1)       (12,494.8)
                                                                ----------       ----------       ----------
         Gross profit                                              7,124.5          6,414.7          4,774.2
Operating and administrative expense                              (5,522.8)        (5,135.0)        (3,882.5)
                                                                ----------       ----------       ----------
         Operating profit                                          1,601.7          1,279.7            891.7
Interest expense                                                    (235.0)          (241.2)          (178.5)
Equity in earnings of unconsolidated affiliates                       28.5             34.9             50.0
Other income, net                                                      1.7              2.9              4.4
                                                                ----------       ----------       ----------
         Income before income taxes and extraordinary loss         1,396.9          1,076.3            767.6
Income taxes                                                        (590.2)          (454.8)          (307.0)
                                                                ----------       ----------       ----------
         Income before extraordinary loss                            806.7            621.5            460.6
Extraordinary loss related to early retirement of debt,
         net of income tax benefit of $41.1                           --              (64.1)            --
                                                                ----------       ----------       ----------
                  Net income                                    $    806.7       $    557.4       $    460.6
                                                                ==========       ==========       ==========

Basic earnings per share:
         Income before extraordinary loss                       $     1.67       $     1.35       $     1.06
         Extraordinary loss                                           --              (0.14)            --
                                                                ----------       ----------       ----------
                  Net income                                    $     1.67       $     1.21       $     1.06
                                                                ==========       ==========       ==========

Diluted earnings per share:
         Income before extraordinary loss                       $     1.59       $     1.25       $     0.97
         Extraordinary loss                                           --              (0.13)            --
                                                                ----------       ----------       ----------
                  Net income                                    $     1.59       $     1.12       $     0.97
                                                                ==========       ==========       ==========

Weighted average shares outstanding - basic                          482.8            462.3            436.0
Weighted average shares outstanding - diluted                        508.8            497.7            475.7


See accompanying notes to consolidated financial statements.

Safeway Inc. and Subsidiaries
--------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------


                                                                                    YEAR-END        Year-End
(In millions)                                                                         1998            1997
------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
         Cash and equivalents                                                      $    45.7       $    77.2
         Receivables                                                                   200.1           180.8
         Merchandise inventories, net of LIFO
                  reserve of $80.2 and $73.1                                         1,856.0         1,613.2
         Prepaid expenses and other current assets                                     218.1           158.5
                                                                                   ---------       ---------
         Total current assets                                                        2,319.9         2,029.7
                                                                                   ---------       ---------

Property:
         Land                                                                          794.1           722.2
         Buildings                                                                   2,069.9         1,719.9
         Leasehold improvements                                                      1,498.3         1,247.3
         Fixtures and equipment                                                      3,282.6         2,663.1
         Property under capital leases                                                 379.2           329.2
                                                                                   ---------       ---------
                                                                                     8,024.1         6,681.7
         Less accumulated depreciation and amortization                             (2,841.5)       (2,566.4)
                                                                                   ---------       ---------

Total property, net                                                                  5,182.6         4,115.3

Goodwill, net of accumulated amortization of $211.0 and $157.0                       3,348.0         1,824.7
Prepaid pension costs                                                                  369.6           341.4
Investment in unconsolidated affiliate                                                 115.2            97.7
Other assets                                                                            54.3            85.1
                                                                                   ---------       ---------

Total assets                                                                       $11,389.6       $ 8,493.9
                                                                                   =========       =========

                                                                                    YEAR-END        Year-End
(In millions)                                                                         1998            1997
------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
         Current maturities of notes and debentures                                $   279.8       $   277.4
         Current obligations under capital leases                                       41.7            22.0
         Accounts payable                                                            1,595.9         1,391.8
         Accrued salaries and wages                                                    348.9           310.5
         Other accrued liabilities                                                     627.3           536.9
                                                                                   ---------       ---------
         Total current liabilities                                                   2,893.6         2,538.6
                                                                                   ---------       ---------

Long-term debt:
         Notes and debentures                                                        4,242.6         2,817.8
         Obligations under capital leases                                              408.0           223.1
                                                                                   ---------       ---------
         Total long-term debt                                                        4,650.6         3,040.9

Deferred income taxes                                                                  216.9           297.0
Accrued claims and other liabilities                                                   546.4           468.4
                                                                                   ---------       ---------
Total liabilities                                                                    8,307.5         6,344.9
                                                                                   ---------       ---------

Commitments and contingencies

Stockholders' equity:
         Common stock: par value $0.01 per share;
           1,500 shares authorized; 550.9 and 537.4 shares outstanding                   5.5             5.3
         Additional paid-in capital                                                  2,599.9         2,467.4
         Accumulated other comprehensive (loss) income                                 (19.7)            0.6
         Retained earnings                                                           1,925.0         1,315.0
                                                                                   ---------       ---------
                                                                                     4,510.7         3,788.3
         Less: Treasury stock at cost; 60.6 and 61.2 shares                         (1,302.6)       (1,316.6)
               Unexercised warrants purchased                                         (126.0)         (322.7)
                                                                                   ---------       ---------
         Total stockholders' equity                                                  3,082.1         2,149.0
                                                                                   ---------       ---------
Total liabilities and stockholders' equity                                         $11,389.6       $ 8,493.9
                                                                                   =========       =========

          See accompanying notes to consolidated financial statements

Safeway Inc. and Subsidiaries
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOW
--------------------------------------------------------------------------------


                                                                      52 WEEKS       53 Weeks       52 Weeks
(In millions)                                                           1998           1997           1996
------------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATIONS
Net income                                                            $  806.7       $  557.4       $  460.6
Reconciliation to net cash flow from operations:
         Extraordinary loss related to early retirement of debt,
           before income tax benefit                                      --            105.2           --
         Depreciation and amortization                                   531.4          455.8          338.5
         Amortization of deferred finance costs                            1.6            1.7            1.8
         Deferred income taxes                                            59.4           55.9          113.9
         LIFO expense (income)                                             7.1           (6.1)           4.9
         Equity in earnings of unconsolidated affiliates                 (28.5)         (34.9)         (50.0)
         Net pension (income) expense                                    (18.3)          (4.1)           4.2
         Contributions to Canadian pension plans                          (6.8)         (10.0)         (10.6)
         Decrease in accrued claims and other liabilities                (17.5)         (13.9)         (17.6)
         Other                                                            13.3          (12.4)         (12.6)
         Changes in working capital items:
                  Receivables                                             (5.5)          25.8           (8.5)
                  Inventories at FIFO cost                               (48.0)          37.5          (99.3)
                  Prepaid expenses and other current assets              (36.9)           2.7          (35.1)
                  Payables and accruals                                   (5.3)          61.0          135.0
                                                                      --------       --------       --------
                           Net cash flow from operations               1,252.7        1,221.6          825.2
                                                                      --------       --------       --------


CASH FLOW FROM INVESTING ACTIVITIES
Cash paid for property additions                                      (1,075.2)        (758.2)        (541.8)
Proceeds from sale of property                                            47.6           75.6           60.8
Net cash used to acquire Dominick's                                   (1,144.9)          --             --
Net cash acquired in merger with Vons                                     --             55.3           --
Other                                                                    (13.9)          19.6           (1.3)
                                                                      --------       --------       --------
         Net cash flow used by investing activities                   (2,186.4)        (607.7)        (482.3)
                                                                      --------       --------       --------

                                                                      52 WEEKS       53 Weeks       52 Weeks
(In millions)                                                           1998           1997           1996
------------------------------------------------------------------------------------------------------------
CASH FLOW FROM FINANCING ACTIVITIES
Additions to short-term borrowings                                    $  251.7       $  414.5       $  227.2
Payments on short-term borrowings                                       (299.9)        (287.5)        (280.4)
Additions to long-term borrowings                                      2,722.3        4,254.3          387.1
Payments on long-term borrowings                                      (1,789.9)      (3,553.5)        (552.0)
Purchase of treasury stock                                                --         (1,376.0)          --
Purchase of unexercised warrants                                          --             --           (126.5)
Net proceeds from exercise of warrants and stock options                  34.5           43.9           12.6
Premiums paid on early retirement of debt                                 --            (97.7)          --
Other                                                                    (15.3)         (12.6)          (5.5)
                                                                      --------       --------       --------
  Net cash flow from (used by) financing activities                      903.4         (614.6)        (337.5)
                                                                      --------       --------       --------
Effect of changes in exchange rates on cash                               (1.2)          (1.8)          (0.5)
                                                                      --------       --------       --------
Increase (decrease) in cash and equivalents                              (31.5)          (2.5)           4.9

CASH AND EQUIVALENTS
Beginning of year                                                         77.2           79.7           74.8
                                                                      --------       --------       --------
End of year                                                           $   45.7       $   77.2       $   79.7
                                                                      ========       ========       ========


OTHER CASH FLOW INFORMATION
  Cash payments during the year for:
  Interest                                                            $  241.0       $  263.6       $  181.8
  Income taxes, net of refunds                                           468.7          214.6          156.7

NONCASH INVESTING AND FINANCING ACTIVITIES
Stock issued for acquisition of Vons                                      --          1,693.0           --
Tax benefit from stock options exercised                                  85.2           42.4           51.9
Capital lease obligations entered into                                    34.2           37.3           15.5
Mortgage notes assumed in property additions                              32.8            0.9           --


See accompanying notes to consolidated financial statements.

Safeway Inc. and Subsidiaries
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
--------------------------------------------------------------------------------




                                                             Additional                               Unexercised
                                         Common Stock          Paid-In           Treasury Stock         Warrants
(In millions)                          Shares    Amount        Capital        Shares        Cost       Purchased
                                      -------   --------     ----------      -------     ---------    -----------
Balance, year-end 1995                  427.4   $    4.2      $  682.8                                  $ (196.2)

Net income                                 --         --            --                                        --
Translation adjustments                    --         --            --                                        --
Options and warrants
         exercised                       15.4        0.2          64.3                                        --
Stock bonuses                              --         --           1.0                                        --
Unexercised warrants
         purchased                         --         --            --                                    (126.5)
                                      -------   --------      --------                                  --------
Balance, year-end 1996                  442.8        4.4         748.1                                    (322.7)

Net income                                 --         --            --                                        --
Translation adjustments                    --         --            --                                        --
Equity in Vons' premerger
         earnings due to timing
         of recording earnings             --         --            --                                        --
Shares issued for
         acquisition of Vons             83.2        0.8       1,692.2                                        --
Treasury stock purchased                   --         --            --         (64.0)   $(1,376.0)            --
Options and warrants
         exercised                       11.4        0.1          26.8           2.8         59.4             --
Stock bonuses                              --         --           0.3            --           --             --
                                      -------   --------      --------       -------    ----------      --------
Balance, year-end 1997                  537.4        5.3       2,467.4         (61.2)    (1,316.6)        (322.7)

Net income                                 --         --            --            --           --             --
Translation adjustments                    --         --            --            --           --             --
Dominick's options converted               --         --          27.0            --           --             --
Options and warrants
         exercised                       13.5        0.2         105.5           0.6         14.0             --
Warrants canceled                          --         --            --            --           --          196.7
                                      -------   --------      --------       -------    ----------      --------
Balance, year-end 1998                  550.9   $    5.5      $2,599.9         (60.6)   $(1,302.6)     $ (126.0)
                                      =======   ========      ========       =======    ==========      ========

                                                  Accumulated
                                                      Other
                                                  Comprehensive         Total              Total
                                      Retained        Income        Stockholders'      Comprehensive
(In millions)                         Earnings        (Loss)           Equity             Income
                                      --------    -------------       -----------      -------------
Balance, year-end 1995                $  284.4       $   20.3         $  795.5

Net income                               460.6             --            460.6           $  460.6
Translation adjustments                     --           (8.3)            (8.3)              (8.3)
Options and warrants
         exercised                          --             --             64.5                 --
Stock bonuses                               --             --              1.0                 --
Unexercised warrants
         purchased                          --             --           (126.5)                --
                                      --------       --------         --------           --------
Balance, year-end 1996                   745.0           12.0          1,186.8           $  452.3
                                                                                         ========
Net income                               557.4                           557.4           $  557.4
Translation adjustments                     --          (11.4)           (11.4)             (11.4)
Equity in Vons' premerger
         earnings due to timing
         of recording earnings            12.6             --             12.6                 --
Shares issued for
         acquisition of Vons                --             --          1,693.0                 --
Treasury stock purchased                    --             --         (1,376.0)                --
Options and warrants
         exercised                          --             --             86.3                 --
Stock bonuses                               --             --              0.3                 --
                                      --------       --------         --------           --------
Balance, year-end 1997                 1,315.0            0.6          2,149.0           $  546.0
                                                                                         ========
Net income                               806.7             --            806.7           $  806.7
Translation adjustments                     --          (20.3)           (20.3)             (20.3)
Dominick's options converted                --             --             27.0                 --
Options and warrants
         exercised                          --             --            119.7                 --
Warrants canceled                       (196.7)            --               --                 --
                                      --------       --------         --------           --------
Balance, year-end 1998                $1,925.0       $  (19.7)        $3,082.1           $  786.4
                                      ========       ========         ========           ========


See accompanying notes to consolidated financial statements.

Safeway Inc. and Subsidiaries
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE A: THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY Safeway Inc. ("Safeway" or the "Company") is one of the largest food and drug chains in North America, with 1,497 stores as of year-end 1998. Safeway's U.S. retail operations are located principally in northern California, southern California, Oregon, Washington, Colorado, Arizona, the Chicago metropolitan area and the Mid-Atlantic region . The Company's Canadian retail operations are located principally in British Columbia, Alberta and Manitoba/Saskatchewan. In support of its retail operations, the Company has an extensive network of distribution, manufacturing and food processing facilities.

     As discussed in Note B, in November 1998 the Company acquired Dominick's Supermarkets, Inc. ("Dominick's") by purchasing all of the outstanding shares of Dominick's for $49 cash per share, or a total of approximately $1.2 billion (the "Dominick's Acquisition"). The acquisition was accounted for as a purchase and Dominick's operating results have been consolidated with Safeway's since approximately midway through the fourth quarter of 1998.

     Also discussed in Note B, in August 1998 Safeway and Carr-Gottstein Foods Co. ("Carrs") signed a definitive merger agreement in which Safeway will acquire all of the outstanding shares of Carrs for $12.50 cash per share, or a total of approximately $110 million (the "Carrs Acquisition").

     In April 1997, Safeway completed a merger with The Vons Companies, Inc. ("Vons") pursuant to which the Company issued 83.2 million shares of Safeway common stock for all of the shares of Vons common stock that it did not already own (the "Vons Merger"). Beginning in the second quarter of 1997, Safeway's consolidated financial statements include Vons' financial results.

     In addition to these operations, the Company has a 49% ownership interest in Casa Ley, S.A. de C.V. ("Casa Ley"), which operates 77 food and general merchandise stores in western Mexico.

BASIS OF CONSOLIDATION The consolidated financial statements include Safeway Inc., a Delaware corporation, and all majority-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. The Company's investment in Casa Ley is reported using the equity method. Prior to the Vons Merger in the second quarter of 1997, the Company's investment in Vons was reported using the equity method.

FISCAL YEAR The Company's fiscal year ends on the Saturday nearest December 31. The last three fiscal years consist of the 52-week period ended January 2, 1999, the 53-week period ended January 3, 1998 and 52-week period ended December 28, 1996.

USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

TRANSLATION OF FOREIGN CURRENCIES Assets and liabilities of the Company's Canadian subsidiaries and Casa Ley are translated into U.S. dollars at year-end rates of exchange, and income and expenses are translated at average rates during the year. Adjustments resulting from translating financial statements into U.S. dollars are reported, net of applicable income taxes, as a separate component of comprehensive income in the Statements of Stockholders' Equity and Comprehensive Income.

MERCHANDISE INVENTORIES Merchandise inventory of $1,110 million at year-end 1998 and $1,118 million at year-end 1997 is valued at the lower of cost on a last-in, first-out ("LIFO") basis or market value. Such LIFO inventory had a replacement or current cost of $1,190 million at year-end 1998 and $1,191 million at year-end 1997. Liquidations of LIFO layers during the three years reported did not have a significant effect on the results of operations. All remaining inventory is valued at the lower of cost on a first-in, first-out ("FIFO") basis or market value. The FIFO cost of inventory approximates replacement or current cost.

PROPERTY AND DEPRECIATION Property is stated at cost. Depreciation expense on buildings and equipment is computed on the straight-line method using the following lives:

Stores and other buildings              10 to 30 years
Fixtures and equipment                   3 to 15 years

     Property under capital leases and leasehold improvements are amortized on a straight-line basis over the shorter of the remaining terms of the lease or the estimated useful lives of the assets.

SELF-INSURANCE The Company is primarily self-insured for workers' compensation, automobile and general liability costs. The self-insurance liability is determined actuarially, based on claims filed and an estimate of claims incurred but not yet reported. The present value of such claims was accrued using a discount rate of 5.5% in 1998 and 1997. The current portion of the self-insurance liability of $107.3 million at year-end 1998 and $96.3 million at year-end 1997 is included in other accrued liabilities in the consolidated balance sheets. The long-term portion of $265.5 million at year-end 1998 and $230.7 million at year-end 1997 is included in accrued claims and other liabilities. Claims payments were $98.2 million in 1998, $100.0 million in 1997 and $66.7 million in 1996. The total undiscounted liability was $413.1 million at year-end 1998 and $365.5 million at year-end 1997.

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

OFF-BALANCE SHEET FINANCIAL INSTRUMENTS As discussed in Note E, the Company has entered into interest rate swap and cap agreements to limit the Company's exposure to changes in market interest rates. Interest rate swap agreements involve the exchange with a counterparty of fixed and floating-rate interest payments periodically over the life of the agreements without exchange of the underlying notional principal amounts. The differential to be paid or received is recognized over the life of the agreements as an adjustment to interest expense. Interest rate cap agreements lock in a maximum interest rate on a notional principal amount by paying a fee to a counterparty in exchange for the counterparty's promise to pay to Safeway the difference between a fixed rate and a floating rate of interest. The fee paid to the counterparty is deferred and amortized as an adjustment to interest expense over the life of the agreement.

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

Long-term debt. Market values quoted on the New York Stock Exchange are used to estimate the fair value of publicly traded debt. To estimate the fair value of debt issues that are not quoted on an exchange, the Company uses those interest rates that are currently available to it for issuance of debt with similar terms and remaining maturities. At year-end 1998, the estimated fair value of debt was $4.6 billion compared to a carrying value of $4.5 billion. At year-end 1997, the estimated fair value of debt was $3.2 billion compared to a carrying value of $3.1 billion.

Off-balance sheet instruments. The fair value of interest rate swap and cap agreements is the amount at which they could be settled based on estimates obtained from dealers. At year-end 1998 and 1997, net unrealized losses on such agreements were $7.0 million and $0.4 million.

IMPAIRMENT OF LONG-LIVED ASSETS When Safeway decides to close a store or other facility, the Company accrues estimated losses, if any, which may include lease payments or other costs of holding the facility, net of estimated future income (primarily sublease income) in accordance with the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." Safeway had an accrued liability of $84.6 million at year-end 1998 and $72.0 million at year-end 1997 for the anticipated future closure of stores and other facilities, which is included in Accrued Claims and Other Liabilities in the Company's consolidated balance sheets.

GOODWILL Goodwill was $3.3 billion at year-end 1998 and $1.8 billion at year-end 1997, and is being amortized on a straight-line basis over its estimated useful life. If it became probable that the projected future undiscounted cash flows of acquired assets were less than the carrying value of the goodwill, Safeway would recognize an impairment loss in accordance with the provisions of SFAS No. 121. Goodwill amortization was $56.3 million in 1998, $41.8 million in 1997 and $10.4 million in 1996. Goodwill and related amortization has increased due to the Vons Merger and Dominick's Acquisition as discussed in Note B.

STOCK-BASED COMPENSATION Safeway accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." The disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation" are set forth in Note F.

NEW ACCOUNTING STANDARDS In 1998, Safeway adopted the American Institute of Certified Public Accountants' ("AICPA") Statement of Position 98-1 ("SOP 98-1"), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 defines the types of computer software project costs that may be capitalized. All other costs must be expensed in the period incurred. In order for costs to be capitalized, the computer software project must be intended to create a new system or add identifiable functionality to an existing system. Adoption of this statement did not have a material impact on the Company's consolidated financial statements.

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which defines derivatives, requires that derivatives be carried at fair value, and provides for hedge accounting when certain conditions are met. This statement is effective for Safeway beginning in the year 2000. Although Safeway has not fully assessed the implications of this new statement, the Company believes adoption of this statement will not have a material impact on its consolidated financial statements.

     In April 1998, the AICPA finalized SOP 98-5, "Reporting on the Costs of Start-Up Activities," which requires that costs incurred for start-up activities, such as store openings, be expensed as incurred. This SOP, which is effective in the first quarter of 1999, is not expected to have a material impact on Safeway's consolidated financial statements.


NOTE B: ACQUISITIONS

In November 1998, Safeway completed its acquisition of all of the outstanding shares of Dominick's for $49 cash per share, or a total of approximately $1.2 billion. The Dominick's acquisition was accounted for as a purchase and resulted in additional goodwill of $1.6 billion which is being amortized over 40 years. Safeway funded the Dominick's Acquisition, including the repayment of approximately $560 million of debt and lease obligations, with a combination of bank borrowings and commercial paper.

     In April 1997, Safeway completed the Vons Merger pursuant to which the Company issued 83.2 million shares of Safeway common stock valued at $1.7 billion for all of the shares of Vons common stock that it did not already own. The Vons Merger was accounted for as a purchase and resulted in additional goodwill of $1.5 billion which is being amortized over 40 years. In connection with the Vons Merger, Safeway repurchased 64.0 million shares of its common stock from a partnership affiliated with KKR & Co., L.L.C. ("KKR") at $21.50 per share, for an aggregate purchase price of $1.376 billion. Safeway funded the repurchase with bank borrowings.

     The following unaudited pro forma combined summary financial information is based on the historical consolidated results of operations of Safeway, Vons and Dominick's, as if the Vons Merger and the Dominick's Acquisition had occurred as of the beginning of each year presented. This pro forma financial information is presented for informational purposes only and may not be indicative of what the actual consolidated results of operations would have been if the acquisitions had been effective as of the beginning of the years presented. Pro forma adjustments were applied to the respective historical financial statements to account for the Vons Merger and the Dominick's Acquisition as purchases. Under purchase accounting, the purchase price is allocated to acquired assets and liabilities based on their estimated fair values at the date of acquisition, and any excess is allocated to goodwill.

     For Dominick's, such allocations are subject to adjustment when additional analysis concerning asset and liability balances is finalized. The preliminary allocation of the purchase price to the assets and liabilities acquired was based in part upon an independent valuation which, in turn, was based upon certain estimates and cash flow information provided by management. Management does not expect the final allocations to differ materially from the amounts presented herein.

                                                       Pro Forma
                                               --------------------------
                                                52 WEEKS        53 WEEKS
(In millions, expect per-share amounts)           1998            1997
-------------------------------------------------------------------------
Sales                                          $ 26,487.6      $ 26,315.9
Income before extraordinary loss                    742.1           510.6
Net income                                          742.1           423.1
Diluted earnings per share:
         Income before extraordinary loss      $     1.46      $     1.01
         Net income                                  1.46            0.84

     In August 1998, Safeway and Carrs signed a definitive merger agreement in which Safeway will acquire all of the outstanding shares of Carrs for $12.50 cash per share, or a total of approximately $110 million. In addition, Carrs has approximately $220 million of debt. The acquisition will be accounted for as a purchase and will be funded initially through the issuance of commercial paper.

     The acquisition of Carrs is subject to a number of conditions, including the approval of the holders of a majority of Carrs' outstanding shares, court approval of a consent decree with the state of Alaska requiring the sale of six Safeway stores and one Carrs store, and other customary closing conditions. Carrs expects to schedule a shareholder meeting to vote on the transaction in April 1999. Assuming satisfaction of all conditions, Safeway and Carrs expect to close the transaction shortly after receiving shareholder approval and final court approval of the consent decree.

NOTE C: FINANCING

Notes and debentures were composed of the following at year-end (in millions):

                                               1998           1997
--------------------------------------------------------------------
Commercial paper                             $1,745.0       $1,473.5
Bank credit agreement, unsecured                 89.1          238.2
9.30% Senior Secured Debentures
         due 2007                                24.3           24.3
6.85% Senior Notes due 2004,
         unsecured                              200.0          200.0
7.00% Senior Notes due 2007,
         unsecured                              250.0          250.0
7.45% Senior Debentures due 2027,
         unsecured                              150.0          150.0
5.75% Notes due 2000, unsecured                 400.0             --
5.875% Notes due 2001, unsecured                400.0             --
6.05% Notes due 2003, unsecured                 350.0             --
6.50% Notes due 2008, unsecured                 250.0             --
9.35% Senior Subordinated Notes
         due 1999, unsecured                     66.7           66.7
10% Senior Subordinated Notes
         due 2001, unsecured                     79.9           79.9
9.65% Senior Subordinated
         Debentures due 2004, unsecured          81.2           81.2
9.875% Senior Subordinated
         Debentures due 2007, unsecured          24.2           24.2
10% Senior Notes due 2002,
         unsecured                                6.1            6.1
Mortgage notes payable, secured                 115.9          150.8
Other notes payable, unsecured                  102.7          114.8
Medium-term notes, unsecured                     25.5           25.5
Short-term bank borrowings,
         unsecured                              161.8          210.0
                                             --------       --------
                                              4,522.4        3,095.2
Less current maturities                        (279.8)        (277.4)
                                             --------       --------
Long-term portion                            $4,242.6       $2,817.8
                                             ========       ========


COMMERCIAL PAPER The amount of commercial paper borrowings is limited to the unused borrowing capacity under the bank credit agreement. Commercial paper is classified as long-term because the Company intends to and has the ability to refinance these borrowings on a long-term basis through either continued commercial paper borrowings or utilization of the bank credit agreement, which matures in 2002. The weighted average interest rate on commercial paper borrowings was 5.75% during 1998 and 5.99% at year-end 1998.

BANK CREDIT AGREEMENT Safeway's total borrowing capacity under the bank credit agreement is $2.9 billion. Of the $2.9 billion credit line, $2.0 billion matures in 2002 and has two one-year extension options, and $0.9 million is renewable annually through 2004. The restrictive covenants of the bank credit agreement limit Safeway with respect to, among other things, creating liens upon its assets and disposing of material amounts of assets other than in the ordinary course of business. Safeway is also required to meet certain financial tests under the bank credit agreement. At year-end 1998, the Company had total unused borrowing capacity under the bank credit agreement of $ 2.7 billion ($1.0 billion excluding that portion of the bank credit agreement reserved to back up commercial paper borrowings).

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

     The weighted average interest rate on borrowings under the bank credit agreement was 6.69% during 1998 and 5.57% at year-end 1998.

SENIOR SECURED INDEBTEDNESS The 9.30% Senior Secured Debentures due 2007 are secured by a deed of trust which created a lien on the land, buildings and equipment owned by Safeway at its distribution center in Tracy, California.

SENIOR UNSECURED INDEBTEDNESS In November 1998, Safeway issued senior unsecured debt securities consisting of 5.75% Notes due 2000, 5.875% Notes due 2001, 6.05% Notes due 2003, and 6.50% Notes due 2008. In 1997 Safeway issued senior unsecured debt securities consisting of 6.85% Senior Notes due 2004, 7.00% Senior Notes due 2007, and 7.45% Senior Debentures due 2027.

SENIOR SUBORDINATED INDEBTEDNESS The 9.35% Senior Subordinated Notes due 1999, 10% Senior Subordinated Notes due 2001, 9.65% Senior Subordinated Debentures due 2004, and 9.875% Senior Subordinated Debentures due 2007 are subordinated in right of payment to, among other things, the Company's borrowings under the bank credit agreement, the 9.30% Senior Secured Debentures, the Senior Unsecured Indebtedness, and mortgage notes payable.

MORTGAGE NOTES PAYABLE Mortgage notes payable at year-end 1998 have remaining terms ranging from one to 17 years, have a weighted average interest rate of 9.36% and are secured by properties with a net book value of approximately $225 million.

OTHER NOTES PAYABLE Other notes payable at year-end 1998 have remaining terms ranging from one to 13 years and a weighted average interest rate of 7.12%.

REDEMPTIONS During 1997, the Company redeemed $588.5 million of the Senior Subordinated Indebtedness, $285.5 million of Vons' public debt, and $40.0 million of medium-term notes using proceeds from the Senior Unsecured Indebtedness and commercial paper program. In connection with these redemptions, Safeway recorded an extraordinary loss of $64.1 million ($0.13 per share). The extraordinary loss represents the payment of redemption premiums and the write-off of deferred finance costs, net of the related tax benefits.

ANNUAL DEBT MATURITIES As of year-end 1998, annual debt maturities were as follows (in millions):

1999                        $  279.8
2000                           427.5
2001                           549.6
2002                         1,872.0
2003                           377.6
Thereafter                   1,015.9
                           ---------
                           $ 4,522.4
                           =========

LETTERS OF CREDIT The Company had letters of credit of $143.9 million outstanding at year-end 1998 of which $63.2 million were issued under the bank credit agreement. The letters of credit are maintained primarily to support performance, payment, deposit or surety obligations of the Company. The Company pays commitment fees ranging from 0.25% to 1.00% on the outstanding portion of the letters of credit.

NOTE D: LEASE OBLIGATIONS

Approximately two-thirds of the premises that the Company occupies are leased. The Company had approximately 1,400 leases at year-end 1998, including approximately 220 which are capitalized for financial reporting purposes. Most leases have renewal options, some with terms and conditions similar to the original lease, others with reduced rental rates during the option periods. Certain of these leases contain options to purchase the property at amounts that approximate fair market value. As of year-end 1998, future minimum rental payments applicable to non-cancelable capital and operating leases with remaining terms in excess of one year were as follows (in millions):

                                        Capital       Operating
                                         Leases        Leases
---------------------------------------------------------------
1999                                    $   87.9     $   236.8
2000                                        84.5         231.5
2001                                        87.0         207.3
2002                                        70.1         210.7
2003                                        67.4         200.2
Thereafter                                 404.2       1,821.9
                                        --------     ---------
Total minimum lease payments               801.1     $ 2,908.4
Less amounts representing interest        (351.4)    =========
Present value of net minimum            --------
         lease payments                    449.7
Less current obligations                   (41.7)
                                        --------
Long-term obligations                   $  408.0
                                        ========


     Future minimum lease payments under non-cancelable capital and operating lease agreements have not been reduced by minimum sublease rental income of $210.5 million.

     Amortization expense for property under capital leases was $22.3 million in 1998, $21.1 million in 1997 and $17.9 million in 1996. Accumulated amortization of property under capital leases was $136.1 million at year-end 1998 and $153.4 million at year-end 1997.

     The following schedule shows the composition of total rental expense for all operating leases (in millions). In general, contingent rentals are based on individual store sales.

                                    1998          1997          1996
----------------------------------------------------------------------
Property leases:
         Minimum rentals         $   208.7     $   206.0     $   138.2
         Contingent rentals           19.2          12.3           9.9
         Less rentals from
                  subleases          (12.0)        (13.4)        (11.1)
                                 ---------     ---------     ---------
                                     215.9         204.9         137.0
Equipment leases                      22.4          19.3          21.0
                                 ---------     ---------     ---------
                                 $   238.3     $   224.2     $   158.0
                                 =========     =========     =========

NOTE E: INTEREST EXPENSE

Interest expense consisted of the following (in millions):

                                        1998          1997          1996
-------------------------------------------------------------------------
Commercial paper                      $  83.7       $  43.8
Bank credit agreement                    10.8          36.9       $  16.4
9.30% Senior Secured
         Debentures                       2.3           5.3           6.6
6.85% Senior Notes                       13.7           4.1            --
7.00% Senior Notes                       17.5           5.2            --
7.45% Senior Debentures                  11.2           3.4            --
5.75% Notes                               3.5            --            --
5.875% Notes                              3.6            --            --
6.05% Notes                               3.2            --            --
6.50% Notes                               2.5            --            --
9.35% Senior Subordinated Notes           6.2          12.3          15.3
10% Senior Subordinated Notes             8.0          19.3          24.1
9.65% Senior Subordinated
         Debentures                       7.8          17.8          22.0
9.875% Senior Subordinated
         Debentures                       2.4           8.2          10.9
10% Senior Notes                          0.6           4.3           5.9
Vons Debentures                            --          10.2            --
Mortgage notes payable                   12.1          22.0          33.0
Other notes payable                       9.5           9.9          11.9
Medium-term notes                         2.1           4.4           6.0
Short-term bank borrowings               10.6           8.8           5.1
Obligations under capital leases         27.8          26.0          20.8
Amortization of deferred
         finance costs                    1.6           1.7           1.8
Interest rate swap and cap
         agreements                       2.8           3.3           3.0
Capitalized interest                     (8.5)         (5.7)         (4.3)
                                      -------       -------       -------
                                      $ 235.0       $ 241.2       $ 178.5
                                      =======       =======       =======


     In 1997 the Company entered into interest rate cap agreements which entitle Safeway to receive the excess, if any, of LIBOR over 7% on an $850 million notional amount. The cap agreements expire in May 1999. The unamortized cost to purchase the cap agreements was $0.6 million at year-end 1998.

     Also in 1997, the Company entered into an interest rate swap agreement with a notional amount of $100.0 million. Under the swap agreement, Safeway pays interest of 6.2% on the $100.0 million notional amount and receives a variable interest rate based on Federal Reserve rates quoted for commercial paper. The agreement expires in the year 2007. At year-end 1998 and 1997, the net unrealized loss on the interest rate swap agreement was $7.0 million and $0.4 million.

     The Company is not subject to credit risk because the notional amounts do not represent cash flows. The Company is subject to risk from nonperformance of the counterparties to the swap and cap agreements in the amount of any interest differential to be received. Because the Company monitors the credit ratings of its counterparties, which are limited to major financial institutions, Safeway does not anticipate nonperformance by the counterparties.

     Because the Company intends to hold these agreements as hedges for the term of the agreements, the market risk associated with changes in interest rates should not be significant.

NOTE F: CAPITAL STOCK

SHARES AUTHORIZED AND ISSUED Authorized preferred stock consists of 25 million shares of which none was outstanding during 1998, 1997 or 1996. Authorized common stock consists of 1.5 billion shares at $0.01 par value. Common stock outstanding was 490.3 million shares (net of 60.6 million shares of treasury stock) at year-end 1998 and 476.2 million shares (net of 61.2 million shares of treasury stock) at year-end 1997.

STOCK OPTION PLANS Under Safeway's stock option plans, the Company may grant incentive and non-qualified options to purchase common stock at an exercise price equal to or greater than the fair market value at the grant date, as determined by the Compensation and Stock Option Committee of the Board of Directors. Options generally vest over seven years. Vested options are exercisable in part or in full at any time prior to the expiration date of 10 to 15 years from the date of the grant.

Activity in the Company's stock option plans for the three-year period ended January 2, 1999 was as follows:

                                                                                     Weighted Average
                                                                       Options        Exercise Price
-----------------------------------------------------------------------------------------------------
Outstanding, year-end 1995                                            44,330,644       $      3.52
         1996 Activity:
                  Granted                                              3,991,984             16.65
                  Canceled                                              (724,454)             5.07
                  Exercised                                           (8,825,018)             2.04
                                                                      ----------
Outstanding, year-end 1996                                            38,773,156              5.07
         1997 Activity:
                  Granted                                              3,981,766             26.25
                  Converted Vons options                               7,578,098              7.34
                  Canceled                                              (962,522)            10.01
                  Exercised                                           (8,373,270)             5.06
                                                                      ----------
Outstanding, year-end 1997                                            40,997,228              7.53
         1998 Activity:
                  Granted                                              4,987,038             40.28
                  Converted Dominick's options                           922,701             19.70
                  Canceled                                              (848,482)            14.61
                  Exercised                                           (6,680,083)             3.90
                                                                      ----------
Outstanding, year-end 1998                                            39,378,402             12.15
                                                                      ==========
Exercisable, year-end 1996                                            23,034,640              4.25
                                                                      ==========
Exercisable, year-end 1997                                            25,887,094              4.75
                                                                      ==========
Exercisable, year-end 1998                                            24,447,905              5.79
                                                                      ==========
Weighted average fair value of options granted during the year:
         1996     $  7.64
         1997       12.43
         1998       17.06

The following table summarizes stock option information at year-end 1998:

                                  Options Outstanding                                           Options Exercisable
--------------------------------------------------------------------------------------   -------------------------------
      Range of          Number            Weighted-Average            Weighted-Average     Number       Weighted-Average
  Exercise Prices     of Options     Remaining Contractual Life        Exercise Price    of Options      Exercise Price
------------------------------------------------------------------------------------------------------------------------
$  0.50 to  $  0.50    1,047,000                 0.35 years                $ 0.50         1,047,000         $  0.50
   1.46 to     9.44   25,297,992                 7.06                        4.71        20,730,918            4.37
   9.67 to    17.63    3,495,840                 8.31                       13.63         1,756,064           14.78
  18.94 to    29.88    4,468,929                 8.50                       25.59           807,537           24.87
  31.44 to    39.00    2,261,808                 9.19                       35.13            25,496           32.82
  40.06 to    48.06    2,806,833                 9.56                       41.80            80,890           42.56
                      ----------                                                         ----------
   0.50 to    48.06   39,378,402                 7.46                       12.15        24,447,905            5.79
                      ==========                                                         ==========

Options to purchase 18.4 million shares were available for grant at year-end
1998.

ADDITIONAL STOCK OPTION PLAN INFORMATION The Company accounts for its stock-based awards using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and its related interpretations. Accordingly, no compensation expense has been recognized in the financial statements for employee stock option awards granted at fair market value.

     SFAS No. 123, "Accounting for Stock-Based Compensation," requires the disclosure of pro forma net income and earnings per share as if the Company had adopted the fair value method as of the beginning of fiscal 1995. Under SFAS 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company's calculations were made using the Black-Scholes option pricing model with the following weighted average assumptions: seven to nine years expected life to vesting; stock volatility of 31% in both 1998 and 1997, and 30% in 1996; risk-free interest rates of 5.26% in 1998 and 6.29% in both 1997 and 1996; and no dividends during the expected term.

     The Company's calculations are based on a single option valuation approach and forfeitures are recognized as they occur. However, the impact of outstanding non-vested stock options granted prior to 1995 has been excluded from the pro forma calculation; accordingly, the pro forma results presented below are not indicative of future period pro forma results. Had compensation cost for Safeway's stock option plans been determined based on the fair value at the grant date for awards in 1998, 1997 and 1996, consistent with the provisions of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                   1998          1997          1996
---------------------------------------------------------------------
Net income (in millions):
         As reported             $  806.7      $  557.4      $  460.6
         Pro forma                  794.8         553.5         459.0
Basic earnings per share:
         As reported             $   1.67      $   1.21      $   1.06
         Pro forma                   1.65          1.20          1.05
Diluted earnings per share:
         As reported             $   1.59      $   1.12      $   0.97
         Pro forma                   1.56          1.11          0.96


NOTE G: TAXES ON INCOME

The components of income tax expense are as follows (in millions):

                 1998         1997         1996
------------------------------------------------
Current:
Federal        $ 398.8      $ 303.6      $ 162.9
State             80.0         57.5         30.7
Foreign           52.0         37.8         (0.5)
               -------      -------      -------
                 530.8        398.9        193.1
               -------      -------      -------
Deferred:
Federal           44.4         40.4         49.3
State             12.2          8.4         12.6
Foreign            2.8          7.1         52.0
               -------      -------      -------
                  59.4         55.9        113.9
               -------      -------      -------
               $ 590.2      $ 454.8      $ 307.0
               =======      =======      =======


Extraordinary losses are presented net of related tax benefits. Therefore, 1997 income tax expense excludes the $41.1 million tax benefit on an extraordinary loss related to the early retirement of debt. Tax benefits from the exercise of employee stock options of $85.2 million in 1998, $42.4 million in 1997 and $51.9 million in 1996 were credited directly to paid-in capital and, therefore, are excluded from income tax expense.

The reconciliation of the provision for income taxes at the U.S. federal statutory income tax rate to the Company's income taxes is as follows (dollars in millions):


                                          1998           1997           1996
-------------------------------------------------------------------------------
Statutory rate                                35%            35%            35%
Income tax expense using
         federal statutory rate          $ 488.9        $ 376.7        $ 268.7
State taxes on income net
         of federal benefit                 59.9           42.8           28.1
Taxes provided on equity in
         earnings of unconsolidated
         affiliates at rates below
         the statutory rate                (10.0)          (9.4)         (10.5)
Taxes on foreign earnings
         not permanently reinvested          7.9            8.9            7.3
Nondeductible expenses and
         amortization                       17.6           13.6            3.2
Difference between statutory rate
         and foreign effective rate         11.1           10.6           11.1
Other accruals                              14.8           11.6           (0.9)
                                         -------        -------        -------
                                         $ 590.2        $ 454.8        $ 307.0
                                         =======        =======        =======


Significant components of the Company's net deferred tax liability at year-end were as follows (in millions):

                                     1998          1997          1996
----------------------------------------------------------------------
Deferred tax assets:
Workers' compensation
         and other claims          $ 158.5       $ 138.8       $  91.7
Accruals not currently
         deductible                  106.6          80.3          48.7
Accrued claims and other
         liabilities                  48.0          48.8          47.4
Employee benefits                     34.7          18.4           9.7
U.S. operating loss carry
         forward                      12.1            --            --
Canadian operating loss
         carryforward                   --            --           2.7
Other assets                          51.5          14.6           6.0
                                   -------       -------       -------
                                     411.4         300.9         206.2
                                   -------       -------       -------
Deferred tax liabilities:
Property                            (315.7)       (280.8)       (110.5)
Prepaid pension costs               (166.4)       (161.3)       (149.9)
LIFO inventory reserves             (125.7)       (106.0)        (66.8)
Investments in unconsolidated
         affiliates                  (16.7)        (15.3)        (48.1)
Cumulative translation
         adjustments                  (3.8)        (16.2)        (23.0)
Other liabilities                       --         (18.3)        (31.7)
                                   -------       -------       -------
                                    (628.3)       (597.9)       (430.0)
                                   -------       -------       -------
Net deferred tax liability         $(216.9)      $(297.0)      $(223.8)
                                   =======       =======       =======


Deferred tax assets include net operating losses assumed in the Dominick's acquisition which will expire between 2008 and 2010. Such losses are expected to be fully utilized.

NOTE H: EMPLOYEE BENEFIT PLANS AND COLLECTIVE BARGAINING AGREEMENTS


RETIREMENT PLANS The Company maintains defined benefit, non-contributory retirement plans for substantially all of its employees not participating in multi-employer pension plans.

In connection with the Vons Merger, the Company assumed the obligations of Vons' retirement plan. The actuarial assumptions for the existing Vons' retirement plan are comparable to the existing plans of the Company. Vons' retirement plan has been combined with Safeway's for financial statement presentation.

The following tables provide a reconciliation of the changes in the retirement plans' benefit obligation and fair value of assets over the two-year period ended January 2, 1999 and a statement of the funded status as of year-end 1998 and 1997 (in millions):

                                             1998           1997
-------------------------------------------------------------------
Change in benefit obligation:
Beginning balance                         $  1,056.8     $    867.1
Service cost                                    52.5           42.5
Interest cost                                   69.7           60.1
Plan amendments                                 18.2           25.1
Actuarial loss                                  65.1           45.4
Acquisition of Vons                             --             83.9
Benefit payments                               (79.8)         (70.3)
Change in assumptions                           (0.5)          12.3
Currency translation adjustments               (16.3)          (9.3)
                                          ----------     ----------
Ending balance                            $  1,165.7     $  1,056.8
                                          ==========     ==========


                                             1998           1997
-------------------------------------------------------------------
Change in fair value of plan assets:
Beginning balance                         $  1,662.6     $  1,392.0
Actual return on plan assets                   193.2          263.8
Acquisition of Vons                             --             76.5
Employer contributions                           6.8           10.0
Benefit payments                               (79.8)         (70.3)
Currency translation adjustments               (16.7)          (9.4)
                                          ----------     ----------
Ending balance                            $  1,766.1     $  1,662.6
                                          ==========     ==========


                                             1998           1997
-------------------------------------------------------------------
Funded status:
Fair value of plan assets                 $  1,766.1     $  1,662.6
Projected benefit obligation                (1,165.7)      (1,056.8)
                                          ----------     ----------
Funded status                                  600.4          605.8
Adjustment for difference in book
         and tax basis of assets              (165.1)        (165.1)
Unamortized prior service cost                  95.5           93.7
Unrecognized gain                             (161.2)        (193.0)
                                          ----------     ----------
Prepaid pension cost                      $    369.6     $    341.4
                                          ==========     ==========


The following table provides the components of 1998 and 1997 net pension income for the retirement plans (in millions):


                                   1998          1997          1996
--------------------------------------------------------------------
Estimated return on assets       $ 141.5       $ 118.3       $ 148.2
Service cost                       (52.5)        (42.5)        (41.3)
Interest cost                      (69.7)        (60.1)        (51.7)
Amortization of prior
         service cost              (14.3)        (11.6)        (56.0)
Amortization of
         unrecognized gains         13.3            --            --
                                 -------       -------       -------
Net pension income               $  18.3       $   4.1       $  (0.8)
                                 =======       =======       =======


Prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. Actuarial gains and losses are amortized over the average remaining service life of active participants when the accumulation of such gains and losses exceeds 10% of the greater of the projected benefit obligation or the fair value of plan assets.

The actuarial assumptions used to determine year-end plan status were as follows:

                                               1998         1997         1996
------------------------------------------------------------------------------
Discount rate used to determine
         the projected benefit
         obligation:
                  United States Plans           6.5%         7.0%         7.5%
                  Canadian Plans                6.3          6.3          7.0
                  Combined weighted
                           average rate         6.5          6.8          7.4

Expected return on plan assets:
         United States Plans                    9.0%         9.0%         9.0%
         Canadian Plans                         8.0          8.0          8.0

Rate of compensation increase:
         United States Plans                    5.0%         5.0%         5.5%
         Canadian Plans                         4.5          4.5          5.5

RETIREMENT RESTORATION PLAN The Retirement Restoration Plan provides death benefits and supplemental income payments for senior executives after retirement. The Company recognized expense of $5.0 million in 1998, $4.3 million in 1997 and $4.4 million in 1996. The aggregate projected benefit obligation of the Retirement Restoration Plan was approximately $53.8 million at year-end 1998 and $48.4 million at year-end 1997.

MULTI-EMPLOYER PENSION PLANS Safeway participates in various multi-employer pension plans, covering virtually all Company employees not covered under the Company's non-contributory pension plans, pursuant to agreements between the Company and employee bargaining units which are members of such plans. These plans are generally defined benefit plans; however, in many cases, specific benefit levels are not negotiated with or known by the employer-contributors. Contributions of $119 million in 1998, $130 million in 1997 and $112 million in 1996 were made and charged to expense.

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

COLLECTIVE BARGAINING AGREEMENTS At year-end 1998, Safeway had approximately 170,000 full and part-time employees. Approximately 90% of Safeway's employees in the United States and Canada are covered by collective bargaining agreements negotiated with local unions affiliated with one of 12 different international unions. There are approximately 400 such agreements, typically having three-year terms, with some agreements having terms up to five years. Accordingly, Safeway negotiates a significant number of these agreements every year.

NOTE I: INVESTMENT IN UNCONSOLIDATED AFFILIATE

At year-end 1998 Safeway's investment in unconsolidated affiliate consists of a 49% ownership interest in Casa Ley, which operates 77 food and general merchandise stores in western Mexico.

     Income from Safeway's equity investment in Casa Ley, recorded on a one-quarter delay basis, was $28.5 million in 1998, $22.7 million in 1997 and $18.8 million in 1996.

     Through April 8, 1997, Safeway also owned 15.1 million common shares, or 34.4% of the total shares outstanding, of Vons. Vons is now a wholly-owned subsidiary of Safeway, and as of the beginning of the second quarter of 1997, Safeway's consolidated financial statements include Vons' financial position and results of operations.

     Safeway's share of Vons' earnings was $12.2 million for the first quarter of 1997 and $31.2 million for the year in 1996.

NOTE J: RELATED-PARTY TRANSACTIONS

KKR provides management, consulting and financial services to the Company for an annual fee. Such services include, but are not necessarily limited to, advice and assistance concerning any and all aspects of the operation, planning and financing of the Company. Annual payments for management fees, special services and reimbursement of expenses were approximately $1.4 million in 1998, 1997 and 1996.

     The Company holds an 80% interest in Property Development Associates ("PDA"), a partnership formed in 1987 with a company controlled by an affiliate of KKR, to purchase, manage and dispose of certain Safeway facilities which are no longer used in the retail grocery business. The financial statements of PDA are consolidated with those of the Company and a minority interest of $23.9 million and $24.0 million at year-end 1998 and 1997 is included in accrued claims and other liabilities in the accompanying consolidated balance sheets. During 1997, the Company contributed to PDA six properties no longer used in its retail grocery business which had an aggregate net book value of $4.9 million. The minority partner contributed cash in an amount sufficient to maintain its 20% ownership. No gains or losses were recognized on these transactions. In 1998, no properties were contributed to PDA. Safeway paid PDA $1.9 million in 1998, $1.5 million in 1997 and $1.6 million in 1996 for reimbursement of expenses related to management and real estate services provided by PDA.

NOTE K: COMMITMENTS AND CONTINGENCIES

LEGAL MATTERS In July 1988, there was a major fire at the Company's dry grocery warehouse in Richmond, California. Through January 2, 1999, in excess of 126,000 claims for personal injury and property damage arising from the fire have been settled for an aggregate amount of approximately $123.9 million. The Company's loss as a result of the fire damage to its property and settlement of the above claims was substantially covered by insurance.

     As of January 2, 1999, there were still pending approximately 3,100 claims against the Company for personal injury (including punitive damages), and approximately 290 separate claims for property damage, arising from the smoke, ash and embers generated by the fire. A substantial percentage of these claims have been asserted in lawsuits against the Company filed in the Superior Court for Alameda County, California. There can be no assurance that the pending claims will be settled or otherwise disposed of for amounts and on terms comparable to those settled to date.

     In early 1996, a purported class action was filed in the Superior Court for Alameda County, California on behalf of persons allegedly injured as a result of the smoke, ash and embers generated by the fire. The complaint, which was amended after the Court sustained the Company's demurrer with leave to amend, generally alleged that the Company fraudulently (i) obtained settlements of certain claims arising out of the fire and (ii) made statements that induced claimants not to file actions within the time period under the statute of limitations. The amended complaint sought compensatory and punitive damages. In May 1997, the Court dismissed the case, and in May 1998 the California Court of Appeal affirmed the dismissal. In August 1998, plaintiffs' petition for review by the California Supreme Court was denied.

     On July 10, 1998, Safeway was served with a new case filed in the Superior Court for Alameda County, California by the same attorney who handled the purported class action described in the preceding paragraph. Safeway filed a demurrer, and plaintiffs filed an amended complaint. Safeway filed a demurrer to the amended complaint. The first complaint asserted allegations that are generally similar to those in the case described above. The amended complaint contains factual allegations that materially contradict those contained in the first complaint and includes a claim for breach of contract. Plaintiffs seek damages according to proof, plus interest and punitive damages. The case purports to be filed on behalf of approximately 21,500 individual plaintiffs. On March 5, 1999, the Court sustained Safeway's demurrer to plaintiffs' fraud claim and overruled Safeway's demurrer to plaintiffs' contract claim. The Company believes that the claims in the new case are without merit and intends to defend this lawsuit vigorously.

     The Company has received notice from its insurance carrier denying coverage for the claims asserted in the two purported class action suits described above. Safeway strongly disagrees with the insurance carrier's denial of coverage. Safeway continues to believe that coverage under its insurance policy will be sufficient and available for resolution of all remaining personal injury and property damage claims arising out of the fire.

     On September 13, 1996, a class action lawsuit entitled McCampbell et al. v. Ralphs Grocery Company, et al., was filed in the Superior Court of San Diego County, California against Vons and two other grocery store chains operating in southern California. In the complaint it is alleged, among other things, that Vons and the other defendants conspired to fix the retail price of eggs in southern California. The plaintiffs claim that the defendants violated provisions of the California Cartwright Act and engaged in unfair competition. Plaintiffs seek damages they allege the class has sustained; the amount of damages sought is not specified. Plaintiffs have produced a damages study which purports to support damages in excess of $90 million attributable to Vons. If any damages were to be awarded, they may be trebled under the applicable statute. In addition, plaintiffs seek an injunction against future acts that would be in restraint of trade or that would constitute unfair competition. An answer has been filed to the complaint that denies plaintiffs' allegations and sets forth several defenses. On October 3, 1997, the Court issued an order certifying a class of retail purchasers of white chicken eggs by the dozen from defendants' stores within the Counties of Los Angeles, Riverside, San Bernardino, San Diego, Imperial and Orange during the period from September 13, 1992 to the present. On September 23, 1998 the Court denied defendants' motions for summary judgment. It is expected that trial will commence in the third quarter of 1999. The Company believes that Vons has meritorious defenses to plaintiffs' claims and plans to defend this lawsuit vigorously.

     Safeway acquired Dominick's in November 1998. At that time, there was pending against Dominick's a class action lawsuit that had been filed in the U.S. District Court for the Northern District of Illinois in March 1995, alleging gender discrimination and seeking compensatory and punitive damages in an unspecified amount. The lawsuit also alleges national origin discrimination, but the court denied plaintiffs' class certification motion as to those claims. The Company believes Dominick's has meritorious defenses and plans to defend this lawsuit vigorously.

     There are also pending against Company various claims and lawsuits arising in the normal course of business, some of which seek damages and other relief, which, if granted, would require very large expenditures.

     It is management's opinion that although the amount of liability with respect to all of the above matters cannot be ascertained at this time, any resulting liability, including any punitive damages, will not have a material adverse effect on the Company's financial statements taken as a whole.

COMMITMENTS The Company has commitments under contracts for the purchase of property and equipment and for the construction of buildings. Portions of such contracts not completed at year-end are not reflected in the consolidated financial statements. These unrecorded commitments were $63.8 million at year-end 1998.


NOTE L: SEGMENTS

Safeway's retail grocery business, which represents more than 98% of consolidated sales, is its only reportable segment. The following table presents information about the Company by geographic area (in millions):

                                                           U.S.         Canada         Total
-----------------------------------------------------------------------------------------------
1998
SALES                                                  $  21,241.7    $  3,242.5    $  24,484.2
OPERATING PROFIT                                           1,467.3         134.4        1,601.7
INCOME BEFORE INCOME TAXES                                 1,272.3         124.6        1,396.9
TOTAL ASSETS                                              10,541.9         847.7       11,389.6

1997
Sales                                                  $  19,075.9    $  3,407.9    $  22,483.8
Operating profit                                           1,169.6         110.1        1,279.7
Income before income taxes and extraordinary loss            978.4          97.9        1,076.3
Total assets                                               7,613.7         880.2        8,493.9

1996
Sales                                                  $  13,797.5    $  3,471.5    $  17,269.0
Operating profit                                             752.8         138.9          891.7
Income before income taxes                                   652.2         115.4          767.6
Total assets                                               4,625.4         919.8        5,545.2

NOTE M: COMPUTATION OF EARNINGS PER SHARE


                                                                       1998                    1997                    1996
                                                                -------------------     -------------------     ------------------
(In millions, except per-share amounts)                         DILUTED      BASIC      Diluted       Basic     Diluted     Basic
----------------------------------------------------------------------------------------------------------------------------------
Income before extraordinary loss                                $ 806.7     $ 806.7     $ 621.5     $ 621.5     $ 460.6    $ 460.6
Extraordinary loss                                                   --          --       (64.1)      (64.1)         --         --
                                                                -------     -------     -------     -------     -------    -------
Net income                                                      $ 806.7     $ 806.7     $ 557.4     $ 557.4     $ 460.6    $ 460.6
                                                                =======     =======     =======     =======     =======    =======
Weighted average common shares outstanding                        482.8       482.8       462.3       462.3       436.0      436.0
                                                                            =======                 =======                =======
Common share equivalents                                           26.0                    35.4                    39.7
                                                                -------                 -------                 -------
Weighted average shares outstanding                               508.8                   497.7                   475.7
                                                                =======                 =======                 =======
Earnings per common share and common share equivalent:
         Income before extraordinary loss                       $  1.59     $  1.67     $  1.25     $  1.35     $  0.97    $  1.06
         Extraordinary loss                                          --          --       (0.13)      (0.14)         --         --
                                                                -------     -------     -------     -------     -------    -------
         Net income                                             $  1.59     $  1.67     $  1.12     $  1.21     $  0.97    $  1.06
                                                                =======     =======     =======     =======     =======    =======
Calculation of common share equivalents:
         Options and warrants to purchase
                  common shares                                    48.0                    58.6                    62.6
         Common shares assumed purchased with
                  potential proceeds                              (22.0)                  (23.2)                  (22.9)
                                                                -------                 -------                 -------
         Common share equivalents                                  26.0                    35.4                    39.7
                                                                =======                 =======                 =======
Calculation of common shares assumed purchased with
potential proceeds:
         Potential proceeds from exercise of options
                  and warrants to purchase common shares        $ 913.9                 $ 597.4                 $ 394.3
         Common stock price used under the
                  treasury stock method                         $ 41.60                 $ 25.75                 $ 17.22
         Common shares assumed purchased with
                  potential proceeds                               22.0                    23.2                    22.9

NOTE N: QUARTERLY INFORMATION (UNAUDITED)

The summarized quarterly financial data presented below reflect all adjustments which, in the opinion of management, are of a normal and recurring nature necessary to present fairly the results of operations for the periods presented.

--------------------------------------------------------------------------------------------------------------------
                                                        Last 16       Third 12        Second 12       First 12
(in millions, except per share amounts)   52 Weeks       Weeks          Weeks           Weeks           Weeks
--------------------------------------------------------------------------------------------------------------------
1998

SALES                                     $24,484.2      $7,922.6       $5,589.0        $5,583.3         $5,389.3
GROSS PROFIT                                7,124.5       2,288.1        1,650.1         1,622.2          1,564.1
OPERATING PROFIT                            1,601.7         511.8          377.8           380.9            331.2
INCOME BEFORE INCOME TAXES                  1,396.9         441.6          335.5           334.4            285.4
NET INCOME                                    806.7         255.0          193.7           193.2            164.8
EARNINGS PER SHARE:
BASIC                                     $    1.67      $   0.52       $   0.40        $   0.40         $   0.34
DILUTED                                        1.59          0.50           0.38            0.38             0.33
PRICE RANGE, NEW YORK STOCK EXCHANGE          61 3/8        61 3/8         46 3/4          40 7/16          37 1/4
                                           to 30 1/2     to 37 5/8      to 37 1/4       to 34            to 30 1/2
--------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------
                                                        Last 17       Third 12        Second 12       First 12
(in millions, except per share amounts)   53 Weeks       Weeks          Weeks           Weeks           Weeks
--------------------------------------------------------------------------------------------------------------------
1997

Sales                                     $22,483.8       $7,785.4        $5,371.4       $5,249.2        $4,077.8
Gross profit                                6,414.7        2,211.3         1,552.6        1,505.3         1,145.5
Operating profit                            1,279.7          439.6           317.3          298.0           224.8
Income before income taxes and
  extraordinary loss                        1,076.3          372.2           259.8          240.2           204.1
Extraordinary loss related to early
  retirement of debt, net of income
  tax benefit                                 (64.1)            --           (59.9)          (4.2)             --
Net income                                    557.4          214.9            90.1          129.9           122.5
Earnings per share:
Basic
  Income before extraordinary loss        $     1.35      $   0.46        $   0.32       $   0.29        $   0.28
  Extraordinary loss                           (0.14)           --           (0.13)         (0.01)             --
                                          ----------      --------        --------       --------        --------
    Net income                            $     1.21      $   0.46        $   0.19       $   0.28        $   0.28
                                          ==========      ========        ========       ========        ========
Diluted
  Income before extraordinary loss        $     1.25      $   0.43        $   0.30       $   0.27        $   0.26
  Extraordinary loss                           (0.13)           --           (0.12)         (0.01)             --
                                          ----------      --------        --------       --------        --------
    Net income                            $     1.21      $   0.43        $   0.18       $   0.26        $   0.26
                                          ==========      ========        ========       ========        ========
Price range, New York Stock Exchange      $ 31 23/32      $31 23/32       $ 27 3/4       $24 13/16       $     26
                                          to 20 9/16    to 25 11/32     to 23 1/16       to 21 1/8     to 20 9/16
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
MANAGEMENT'S REPORT
--------------------------------------------------------------------------------

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

     There are inherent limitations in the effectiveness of any system of internal control, including the possibility of circumvention or overriding of controls. Accordingly, even an effective internal control system can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of an internal control system can change with circumstances. As of January 2, 1999, Safeway believes its system of internal controls over financial reporting was effective for providing reliable financial statements.

/s/ STEVEN A. BURD                     /s/ DAVID G. WEED
Steven A. Burd                         David G. Weed
Chairman, President and                Executive Vice President and
Chief Executive Officer                Chief Financial Officer


INDEPENDENT AUDITORS' REPORT
The Board of Directors and Stockholders of Safeway Inc.:

We have audited the accompanying consolidated balance sheets of Safeway Inc. and subsidiaries as of January 2, 1999 and January 3, 1998, and the related consolidated statements of income, stockholders' equity and comprehensive income and of cash flows for each of the three fiscal years in the period ended January 2, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Safeway Inc. and subsidiaries as of January 2, 1999 and January 3, 1998, and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 2, 1999 in conformity with generally accepted accounting principles.


/s/ DELOITTE & TOUCHE LLP

San Francisco, California

March 5, 1999