Form 10-K, Exhibit 13
period 2000-01-01
SAFEWAY INC
filed 2000-03-31
CIK 86144

(page 5)

                                                                   EXHIBIT 10.13

TAKING CARE OF BUSINESS

Every day, in hundreds of cities and towns across the U.S. and Canada, we work hard to take care of our customers, our stockholders, our employees and the communities we serve. We do this best by "taking care of business."

     As a multi-regional food and drug retailer committed to continuous improvement, we strive to combine the best practices found in our divisions and apply them throughout the company. We believe this creates a better shopping experience for our customers, greater value for our investors, enhanced training and advancement potential for our employees, and increased financial and in-kind support for our communities.

     As we see it, balancing the diverse needs of our various stakeholders is not merely good corporate citizenship, it's a business imperative.

(PAGE 6)

TAKING CARE OF CUSTOMERS

[PHOTO OF JOE KIM]

     Our customers are the central focus of everything we do, from the location and design of our stores to the assortment and display of the products we sell. Through daily interaction with shoppers, supplemented by extensive consumer research and cutting-edge technology, we stay close to our customers so we can anticipate and respond to their changing needs. We aren't satisfied until they are.

     To achieve and sustain a competitive advantage in our business, we must differentiate ourselves from other retailers. It's not enough to earn our customers' trust and confidence. We must also provide them with a shopping experience they cannot duplicate elsewhere. Our goal is to delight and surprise shoppers by consistently delivering superior quality, selection, value and service in attractive, conveniently located stores. As we continue to gain market share in most of our operating areas, we believe we are making good progress toward this goal.

     "Getting to know our CUSTOMERS enables me to SERVE their families' health care needs better--and often more COST-EFFECTIVELY."

                                Joe Kim, Pharmacist, Dominick's Store #4135

(PAGE 7)

TAKING CARE OF INVESTORS

     "I enjoy dealing with our STOCKHOLDERS and try to deliver the same GREAT service we provide in the stores."

                         Rashida Suminski, Investor Relations Specialist, Safeway Corporate Headquarters



                                                     [Photo of Rashida Suminski]

     Just as we must continuously win our customers' loyalty in the marketplace, we must also earn our investors' confidence in the financial arena.

     To improve communications with the financial community, in July we held a conference for supermarket industry analysis and institutional investors. During the conference we reiterated our commitment to increasing sales, reducing costs, managing capital effectively and pursuing acquisitions. We also reviewed our financial performance and discussed our growth strategy.

     To further enhance communications with investors, we are expanding the financial content of our web site to include more useful, timely information about the company. We also announced a share repurchase program under which we bought back $651 million of an authorized $1 billion of our common stock. In addition, we recently completed an odd lot buyback program to reduce administrative expense.

(Page 8)
TAKING CARE OF EMPLOYEES


"Safeway lets us know HOW we're doing and how we can contribute to the company's SUCCESS."

JOHN CHAVEZ, TRUCK DRIVER, THE VONS COMPANIES, INC.

[PHOTO OF JOHN CHAVEZ]

     With more than 193,000 employees across North America, communicating our vision, values and priorities throughout the organization is one of our greatest challenges. It's also one of our biggest opportunities.

     During the year we launched several initiatives to improve internal communications and training. Knowledgeable, well informed employees take pride in their work and enjoy their jobs. Of equal importance, motivated employees are highly productive and helpful to our customers. To attract and retain such people, we try to cultivate an environment in which work is challenging, satisfying and fun.

     As we build more new stores and remodel existing ones, we create greater career advancement opportunities for our employees. Excluding acquisitions, we added almost 1,400 new retail jobs during 1999.

     In addition to their pay and benefits, many of our people share in the company's success as stockholders. More than 25% of eligible employees participated in our payroll-deduction stock purchase plan in 1999.

(PAGE 9)

TAKING CARE OF COMMUNITIES


                            [PHOTO OF KATHY LUSSIER]



"I'm PROUD of the active role my company plays in community activities and local FUNDRAISING programs."

            KATHY LUSSIER, PUBLIC AFFAIRS DIRECTOR, RANDALL'S FOOD MARKETS, INC.

In 1999 we made cash and in-kind contributions of more than $80 million to non-profit organizations throughout the communities we serve. The primary recipients of our donations are food banks, educational institutions and local charities.

    During the year we donated some $50 million worth of merchandise to food banks and various programs to assist the hungry in the U.S. and Canada. We also contributed more than $20 million to local schools through innovative fundraising programs. In addition, we supported hundreds of local civic, charitable and cultural organizations throughout our operating areas.

    Since becoming a corporate sponsor of Easter Seals in 1985, the company and its employees have raised over $63 million to help people with disabilities lead more productive, independent lives.

    Many Safeway employees lend their time, energy and talents to community organizations and causes. We encourage and support these efforts through our Community Pride program, augmenting our employees' good work with financial contributions from the company.

(Page 10)

CONTINUED PERFORMANCE

During the past seven years, Safeway has consistently ranked among the industry's leaders in the following key measures of financial performance:*

-       Sales growth

-       Expense ratio reduction

-       Working capital management

-       Operating cash flow margin

-       Earnings per share growth

We have achieved these results by focusing on the three priorities detailed on the following pages.



*Based on latest available information

(page 11)

INCREASING SALES



-------------------------------------------------------------------------------

Generating strong sales growth is an ongoing priority at Safeway. Since 1992 we have focused primarily on improved store standards, enhanced service and competitive pricing to drive top-line growth. During 1999 we began developing and implementing several new sales-building initiatives. With the Randall's acquisition, our fourth in the past three years, we have expanded our sales base and extended our geographic reach.

WE CONTINUED TO EXCHANGE BEST
MARKETING PRACTICES AMONG RECENTLY
ACQUIRED OPERATIONS AND CORE
SAFEWAY DIVISIONS.

WE OPERATED 1,074 STORES WITH
PHARMACIES AT YEAR-END 1999,
RANKING AS AMONG THE TOP 10 DRUG
RETAILERS IN NORTH AMERICA.

WE INTRODUCED 185 NEW ITEMS UNDER
THE SAFEWAY SELECT BRAND OF PREMIUM
QUALITY PRIVATE-LABEL PRODUCTS.

FURTHER PROGRESS IN CATEGORY
MANAGEMENT ENABLED US TO MEET OUR
CUSTOMERS' NEEDS MORE EFFECTIVELY.


                                  [BAR GRAPH]

                              Annual Sales Growth
                                 (in billions)

                         1995                    $16.4
                         1996                     17.3
                         1997                     22.5
                         1998                     24.5
                         1999                     28.9



THROUGH INTERNAL GROWTH AND ACQUISITIONS, SALES HAVE INCREASED AT AN ANNUAL COMPOUND RATE OF 13.1% DURING THE PAST FIVE YEARS.

(page 12)

CONTROLLING EXPENSES



-------------------------------------------------------------------------------

Pro forma operating and administrative expense as a percentage of sales declined again in 1999, continuing a seven-year trend. The ongoing improvement reflects concerted efforts throughout the company to streamline support functions, simplify work practices and maintain labor cost parity. No other major food and drug retailer has come close to Safeway in the magnitude of expense reduction, measured as a percentage of sales, since 1992.

WE MADE FURTHER IMPROVEMENTS
IN COST OF GOODS SOLD BY APPLYING BEST
PRACTICES IN PRODUCT PROCUREMENT,
DISTRIBUTION AND CATEGORY MANAGEMENT.

WE CONVERTED CARRS, AND ALL REMAINING
VONS AND DOMINICK'S APPLICATIONS,
TO SAFEWAY'S ACCOUNTING AND
MERCHANDISING SYSTEMS.

WE BEGAN CONSOLIDATING CORPORATE
ADMINISTRATIVE FUNCTIONS AT CARRS
AND RANDALL'S INTO SAFEWAY'S
OPERATIONS, AND CONTINUED THE
PROCESS AT DOMINICK'S

WE NEGOTIATED COMPETITIVE LABOR
AGREEMENTS IN SEVERAL KEY MARKETS.


                                  [BAR GRAPH]

       Improvement in Annual Operating and Administrative Expense Margin
                               (In basis points)


                          1995                     56
                          1996                     48
                          1997*                    35
                          1998                     28
                          1999*                    30



OUR O&A EXPENSE MARGIN IMPROVED
FOR THE SEVENTH CONSECUTIVE YEAR,
DECLINING 30 BASIS POINTS IN 1999.


*Pro forma as defined on page 18

(page 13)

MANAGING CAPITAL



-------------------------------------------------------------------------------

Capital spending increased to $1.5 billion in 1999, up from $1.2 billion in 1998. As shown on the chart below, we have invested more than $4.6 billion over the past five years to keep our store system and support facilities up to date. During this period, a significant majority of our capital investments have exceeded targeted rates of return. In 1999 we maintained a strong interest coverage ratio despite the additional debt incurred to finance the Carrs and Randall's acquisitions and the stock repurchase program.



WE OPENED 67 NEW STORES, EXPANDED
OR REMODELED 251 EXISTING STORES AND
ACQUIRED 149 STORES.

THROUGH CAPITAL EXPENDITURES AND
ACQUISITIONS, WE INCREASED TOTAL RETAIL
SQUARE FOOTAGE BY 15%.

WE MAINTAINED NEGATIVE WORKING
CAPITAL FOR THE SIXTH CONSECUTIVE
YEAR BY MANAGING INVENTORY AND
PAYABLES EFFECTIVELY.

WE REPLACED $290 MILLION OF HIGHER
RATE LONG-TERM DEBT AT CARRS AND
RANDALL'S WITH LOWER RATE BORROWINGS.


                                  [BAR GRAPH]

                             Capital Expenditures*
                                 (In millions)



                        1995                     $  503.2
                        1996                        620.3
                        1997                        829.4
                        1998                      1,189.7
                        1999                      1,485.6




CAPITAL INVESTMENTS HAVE INCREASED
STEADILY SINCE 1993, REFLECTING
STRONG OPERATING RESULTS.

*Defined on page 15

(Page 14)
-------------------------------------------------------------------------------
Company in Review
-------------------------------------------------------------------------------

Safeway Inc. ("Safeway" or the "Company") is one of the largest food and drug chains in North America, with 1,659 stores at year-end 1999.

The Company's U.S. retail operations are located principally in northern California, southern California, Oregon, Washington, Alaska, Colorado, Arizona, Texas, the Chicago metropolitan area, and the Mid-Atlantic region. The Company's Canadian retail operations are located principally in British Columbia, Alberta and Manitoba/Saskatchewan. In support of its retail operations, the Company has an extensive network of distribution, manufacturing and food processing facilities.

In addition, Safeway has a 49% interest in Casa Ley, S.A. de C.V. ("Casa Ley"), which operates 86 food and general merchandise stores in Western Mexico.

ACQUISITION OF RANDALL'S FOOD MARKETS, INC. ("Randall's") In September 1999, Safeway acquired all of the outstanding shares of Randall's in exchange for $1.3 billion consisting of $754 million of cash and 12.7 million shares of Safeway stock (the "Randall's Acquisition"). On the acquisition date, Randall's operated 117 stores in Texas. The Randall's Acquisition was accounted for as a purchase. Safeway funded the cash portion of the acquisition, and subsequent repayment of approximately $403 million of Randall's debt, through the issuance of senior notes. Randall's sales for its last full fiscal year prior to the acquisition were $2.6 billion.

ACQUISITION OF CARR-GOTTSTEIN FOODS CO. ("CARRS") In April 1999, Safeway completed its acquisition of all of the outstanding shares of Carrs for approximately $106 million in cash (the "Carrs Acquisition"). On the acquisition date, Carrs operated 49 stores. The Carrs Acquisition was accounted for as a purchase. Safeway funded the acquisition, and subsequent repayment of approximately $239 million of Carrs' debt, with issuance of commercial paper. Carrs' sales for its last full fiscal year prior to the acquisition were $602 million.

STORES Safeway's average store size is approximately 43,000 square feet. Safeway's primary new store prototype is 55,000 square feet and is designed to accommodate changing consumer needs and to achieve certain operating efficiencies. The Company determines the size of a new store based on a number of considerations, including the needs of the community the store serves, the location and site plan, and the estimated return on capital invested. Most stores offer a wide selection of both food and general merchandise and feature a variety of specialty departments such as bakery, delicatessen, floral and pharmacy.

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

The following table summarizes Safeway's stores by size at year-end 1999:

                                                Number        Percent
                                               of Stores      of Total
Less than 30,000 square feet                       341           20%
30,000 to 50,000                                   794           48
More than 50,000                                   524           32
                                                 -----          ---
Total stores                                     1,659          100%
                                                 =====          ===

(Page 14)

STORE OWNERSHIP At year-end 1999, Safeway owned approximately one-third of its stores and leased its remaining stores. In recent years, the Company has preferred ownership because it provides control and flexibility with respect to financing terms, remodeling, expansions and closures.

MERCHANDISING Safeway's operating strategy is to provide value to its customers by maintaining high store standards and a wide selection of high quality products at competitive prices. To provide one-stop shopping for today's busy shoppers, the Company emphasizes high quality produce and meat, as well as specialty departments, including in-store bakery, delicatessen, floral and pharmacy.

Safeway has developed a line of more than 1,100 premium corporate brand products since 1993 under the "Safeway SELECT" banner. The award-winning Safeway SELECT line is designed to offer premium quality products that the Company believes are equal or superior in quality to comparable best-selling nationally advertised brands, or are unique to the category and not available from national brand manufacturers.

(Page 15)

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

Safeway operated the following manufacturing and processing facilities at year-end 1999:

                                               U.S.        Canada
                                              ------      --------
Milk plants                                     7            3
Bread baking plants                             6            2
Ice cream plants                                4            2
Cheese and meat packaging plants                1            2
Soft drink bottling plants                      4           --
Fruit and vegetable processing plants           2            3
Other food processing plants                    4            1
Pet food plant                                  1           --
                                               --           --
Total                                          29           13
                                               ==           ==

In addition, the Company operates laboratory facilities for quality assurance and research and development in certain of its plants and at its corporate offices.

DISTRIBUTION Each of Safeway's 12 retail operating areas is served by a regional distribution center consisting of one or more facilities. Safeway has 16 distribution/warehousing centers (13 in the United States and three in Canada), which collectively provide the majority of all products to Safeway stores.

(Page 15)

Safeway's distribution centers in northern California and British Columbia are operated by third parties. During 1999, Safeway acquired three distribution centers through its acquisitions of Carrs and Randall's.

Capital Expenditure Program

A component of the Company's long-term strategy is its capital expenditure program. The Company's capital expenditure program funds, among other things, new stores, remodels, manufacturing plants, distribution facilities, and information technology advances. Over the last several years, Safeway management has significantly strengthened its program to select and approve new capital investments, resulting in continuing strong returns on investment. The table below reconciles cash paid for property additions reflected in the Consolidated Statements of Cash Flows to Safeway's broader definition of capital expenditures, and also details changes in the Company's store base over the last three years:

(Dollars in millions)                     1999           1998          1997
                                        --------       --------       ------
Cash paid for property
        additions                       $1,333.6       $1,075.2       $758.2
Less: Purchases of
        previously leased
        properties                         (37.2)         (35.7)       (28.2)
Plus: Present value of all lease
        obligations incurred               179.5          117.4         91.3
Mortgage notes assumed
        in property acquisitions             9.7           32.8          0.9
Vons first quarter
        expenditures                        --             --            7.2
                                        --------       --------       ------
Total capital expenditures              $1,485.6       $1,189.7       $829.4
                                        ========       ========       ======
 Capital expenditures as
        a percent of sales                   5.1%           4.9%         3.7%
Stores opened (Note 1)                        67             46           37
Stores closed or sold                         54             30           37
Remodels (Note 2)                            251            234          181
Total retail square footage
        at year-end (in millions)           70.8           61.6         53.2

Note 1: Excludes acquisitions.

Note 2: Defined as store projects (other than maintenance) generally requiring expenditures in excess of $200,000.

Improved operations and lower project costs have kept the return on capital projects at a high level, allowing Safeway to increase capital expenditures to $1.5 billion in 1999 and open 67 stores and remodel 251 stores. In 2000, Safeway expects to spend more than $1.6 billion and open 70 to 75 new stores and complete approximately 250 remodels.

(Page 16)

Performance-Based Compensation

The Company has performance-based compensation plans that cover approximately 13,000 management and professional employees. Performance-based compensation plans set overall bonus levels based upon both operating results and working capital management. Individual bonuses are based on job performance. Certain employees are covered by capital investment bonus plans which measure the performance of capital projects based on operating performance over several years.

(Page 16)

Market Risk from Financial Instruments

Safeway manages interest rate risk through the strategic use of fixed and variable interest rate debt and, to a limited extent, interest rate swaps. As of year-end 1999, the Company had effectively converted $200.0 million of its floating rate debt to fixed interest rate debt through interest rate swap agreements. Under one swap agreement, Safeway pays interest of 6.2% on the $100.0 million notional amount and receives a variable interest rate based on Federal Reserve rates quoted for commercial paper. This agreement expires in 2007. Additionally, the Company assumed two interest rate swap agreements, with notional amounts of $50.0 million each, as part of the Randall's Acquisition. Under these swap agreements, Safeway pays interest of 5.30% and 5.49%, respectively, on the $50 notional amounts and receives a variable interest rate based on Federal Reserve rates quoted for commercial paper. These swap agreements expire in 2001.

The Company does not utilize financial instruments for trading or other speculative purposes, nor does it utilize leveraged financial instruments. The Company does not consider the potential losses in future earnings, fair values and cash flows from reasonable possible near-term changes in interest rates and exchange rates to be material.

The table below presents principal amounts and related weighted average rates by year of maturity for the Company's debt obligations at year-end 1999 and 1998 (dollars in millions):


January 1, 2000                               2000       2001        2002         2003       2004     Thereafter      Total
Commercial paper:
        Principal                              --         --       $2,358.1        --         --           --       $2,358.1(2)
        Weighted average interest rate         --         --            6.81%      --         --           --            6.81%
Bank borrowings:
        Principal                            $129.7       --       $   75.7        --         --           --       $  205.4(2)
        Weighted average interest rate          6.27%     --            5.18%      --         --           --            5.87%
Long-term debt:(1)
        Principal                            $427.4     $548.6     $  637.2      $377.2     $700.0     $1,225.2     $3,915.6(2)
        Weighted average interest rate          5.89%      6.80%        7.03%       6.19%      7.43%        7.25%        6.93%


January 2, 1999                              1999        2000       2001         2002        2003     Thereafter      Total
                                             ------     ------     ------      --------     ------     --------     ----------
Commercial paper:
        Principal                              --         --         --        $1,745.1       --           --       $1,745.1(2)
        Weighted average interest rate         --         --         --             5.99%     --           --            5.99%
Bank borrowings:
        Principal                            $161.8       --         --        $   89.1       --           --       $  250.9(2)

(Page 16)

        Weighted average interest rate          5.80%     --         --             5.57%     --           --            5.72%
Long-term debt:(1)
        Principal                            $118.0     $427.5     $549.6      $   37.8     $377.6     $1,015.9     $2,526.4(2)
        Weighted average interest rate          8.97%      5.93%      6.88%         8.95%      6.28%        7.22%        6.89%

(1) Primarily fixed rate debt

(2) Carrying value approximates fair value

(page 17)
Five-Year Summary Financial Information

                                                 52 WEEKS          52 WEEKS           53 WEEKS           52 WEEKS       52 WEEKS
(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)     1999              1998               1997               1996           1995
---------------------------------------------- -------------    --------------    --------------    --------------  --------------

RESULTS OF OPERATIONS
Sales                                          $   28,859.9      $   24,484.2      $   22,483.8      $   17,269.0    $   16,397.5
                                               =============     =============     =============     =============   =============
Gross profit                                        8,510.7           7,124.5           6,414.7           4,774.2         4,492.4
Operating and administrative
 expense                                           (6,411.4)         (5,466.5)         (5,093.2)         (3,872.1)       (3,754.6)
Goodwill amortization                                (101.4)            (56.3)            (41.8)            (10.4)          (10.4)
                                               -------------     -------------     -------------     -------------   -------------
Operating profit                                    1,997.9           1,601.7           1,279.7             891.7           727.4
Interest expense                                     (362.2)           (235.0)           (241.2)           (178.5)         (199.8)
Equity in earnings of
 unconsolidated affiliates (Note 1)                    34.5              28.5              34.9              50.0            26.9
Other income, net                                       3.8               1.7               2.9               4.4             2.0
                                               -------------     -------------     -------------     -------------   -------------
Income before income taxes
 and extraordinary loss                             1,674.0           1,396.9           1,076.3             767.6           556.5
Income taxes                                         (703.1)           (590.2)           (454.8)           (307.0)         (228.2)
                                               -------------     -------------     -------------     -------------   -------------
Income before extraordinary loss                      970.9             806.7             621.5             460.6           328.3
Extraordinary loss, net of
 tax benefit of $41.1 and $1.3                         --                --               (64.1)             --              (2.0)
                                               -------------     -------------     -------------     -------------   -------------
Net income                                     $      970.9      $      806.7      $      557.4      $      460.6    $      326.3
                                               =============     =============     =============     =============   =============
Diluted earnings per share:
 Income before extraordinary loss              $        1.88     $        1.59     $        1.25     $        0.97   $        0.68
 Extraordinary loss                                    --                --                (0.13)            --              --
                                               ------------      ------------      ------------      ------------    ------------
 Net income                                    $        1.88     $        1.59     $        1.12     $        0.97   $        0.68
                                               ============      ============      ============      ============    ============

FINANCIAL STATISTICS
Comparable-store sales increases (Note 2)               2.2%              4.1%              2.3%              5.8%            5.4%
Identical-store sales increases (Note 2)                1.7%              3.7%              1.3%              5.1%            4.6%
Gross profit margin                                    29.49%            29.10%            28.53%            27.65%          27.40%
Operating and administrative
 expense margin (Note 3)                               22.57%            22.56%            22.84%            22.48%          22.96%
Operating profit margin                                 6.9%              6.5%              5.7%              5.2%            4.4%
Capital expenditures (Note 4)                  $    1,485.6      $    1,189.7      $      829.4      $      620.3    $      503.2
Depreciation                                          594.2             475.1             414.0             328.1           319.3
Total assets                                       14,900.3          11,389.6           8,493.9           5,545.2         5,194.3
Total debt                                          6,956.3           4,972.1           3,340.3           1,984.2         2,190.2

(page 17)

Stockholders' equity                       4,085.8    3,082.1    2,149.0    1,186.8      795.5
Weighted average shares outstanding -
 diluted (in millions)                       515.4      508.8      497.7      475.7      481.2

OTHER STATISTICS
Randall's stores acquired                    117         --         --         --         --
Carrs stores acquired                         32         --         --         --         --
Dominick's stores acquired                    --        113         --         --         --
Vons stores acquired                          --         --        316         --         --
Stores opened                                 67         46         37         30         32
Stores closed or sold                         54         30         37         37         35
Total stores at year-end                   1,659      1,497      1,368      1,052      1,059
Remodels completed (Note 5)                  251        234        181        141        108
Total retail square footage
 at year-end (in millions)                    70.8       61.6       53.2       40.7       40.1

----------
Note 1. Includes equity in Vons' earnings through the first quarter of 1997.

Note 2. Defined as stores operating the entire year in both the current year and the previous year. Comparable stores include replacement stores while identical-stores do not. 1997 and 1996 sales increases exclude British Columbia stores, which were closed during a labor dispute in 1996.

Note 3. Includes goodwill amortization.

Note 4. Defined in the table on page 15 under "Capital Expenditure Program".

Note 5. Defined as store projects (other than maintenance) generally requiring expenditures in excess of $200,000.

(page 18)
-------------------------------------------------------------------------------
Financial Review
-------------------------------------------------------------------------------
Stock Repurchase

In October 1999, Safeway announced that its Board of Directors had authorized a stock repurchase program under which Safeway may acquire up to $1.0 billion of its common stock. The purpose of this program is, in part, to replace treasury stock issued in connection with the Randall's Acquisition. By the end of the year, the Company incurred $651.0 million in short-term debt to repurchase 17.9 million shares of common stock. Due to the timing of the repurchases, the net impact of the reduced shares outstanding and the related interest expense increased annual earnings by only two-tenths of a cent per share.

Acquisition of Randall's Food Markets, Inc. ("Randall's")

In September 1999, Safeway acquired all of the outstanding shares of Randall's in exchange for $1.3 billion consisting of $754 million of cash and 12.7 million shares of Safeway stock (the "Randall's Acquisition"). On the acquisition date, Randall's operated 117 stores in Texas. The Randall's Acquisition was accounted for as a purchase. Safeway funded the cash portion of the acquisition, and subsequent repayment of approximately $403 million of Randall's debt, through the issuance of senior notes. Randall's sales for its last full fiscal year prior to the acquisition were $2.6 billion.

Acquisition of Carr-Gottstein Foods Co. ("Carrs")

In April 1999, Safeway completed its acquisition of all of the outstanding shares of Carrs for approximately $106 million in cash (the "Carrs Acquisition"). On the acquisition date, Carrs operated 49 stores. The Carrs Acquisition was accounted for as a purchase. Safeway funded the acquisition, and subsequent repayment of approximately $239 million of Carrs' debt, with the issuance of commercial paper. Carrs' sales for its last full fiscal year prior to the acquisition were $602 million.

Acquisition of Dominick's Supermarkets, Inc. ("Dominick's")

In November 1998, Safeway completed its acquisition of all of the outstanding shares of Dominick's for approximately $1.2 billion in cash (the "Dominick's Acquisition"). The Dominick's Acquisition was accounted for as a purchase. Safeway funded the Dominick's Acquisition, including repayment of approximately $560 million in debt and lease obligations, with a combination of bank borrowings and commercial paper.


Merger with The Vons Companies, Inc. ("Vons")

In April 1997, Safeway completed a merger with Vons pursuant to which the Company issued 83.2 million shares of Safeway common stock for all of the shares of Vons common stock that Safeway did not already own (the "Vons Merger"). The Vons Merger was accounted for as a purchase. In connection with the Vons merger, Safeway repurchased 64.0 million shares of its common stock from a partnership affiliated with KKR & Co., L.L.C. at $21.50 per share, for an aggregate purchase price of $1.4 billion. Safeway funded the purchase through bank borrowings.

Results of Operations

Safeway's net income was $970.9 million ($1.88 per share) in 1999, $806.7 million ($1.59 per share) in 1998 and $557.4 million ($1.12 per share) in 1997.

(page 18)

In 1997, income before an extraordinary item related to debt refinancing was $621.5 million ($1.25 per share).

Safeway's recent acquisitions have affected its operating results. Safeway's 1999 income statement includes Dominick's and Vons' operating results for a full year, Carrs' operating results for 40 weeks and Randall's operating results for one quarter. Safeway's 1998 income statement includes Vons' operating results for the full year and Dominick's operating results for eight weeks. Safeway's 1997 income statement includes Vons' operating results since the second quarter plus the effect of Safeway's 34.4% equity interest in Vons in the first quarter of 1997. In order to facilitate an understanding of the Company's operations, this financial review presents certain pro forma information as if the Dominick's, Carrs and Randall's Acquisitions had been effective for the comparable period of 1998. See Note B to the Company's 1999 Consolidated Financial Statements.

During the second quarter of 1997, Safeway was engaged in a 75-day labor dispute affecting 74 stores in the Alberta, Canada operating area. The Company estimates that the strike reduced 1997 net income by approximately $0.04 per share.

(page 19)

Sales

Strong store operations helped to increase identical-store sales (stores operating the entire year in both 1999 and 1998, excluding replacement stores) 1.7% in 1999, while comparable-store sales, which include replacement stores, increased 2.2%. In 1998, identical-store sales increased 3.7% while comparable-store sales increased 4.1%. Total sales for the 52 weeks of 1999 were $28.9 billion, compared to $24.5 billion for the 52 weeks of 1998 and $22.5 billion for the 53 weeks of 1997. Total sales increases are attributed to comparable-store sales increases, the Vons Merger in 1997, the Dominick's Acquisition in 1998, and the Carrs and Randall's Acquisitions in 1999.

Gross Profit

Safeway's continuing improvement in buying practices and product mix helped to increase gross profit to 29.49% of sales, from 29.10% in 1998 and 28.53% in 1997. On a pro forma basis, gross profit increased 51 basis points from 28.98% in 1998. Application of the LIFO method resulted in increases in cost of goods sold of $1.2 million in 1999 and $7.1 million in 1998, and a decrease of $6.1 million in 1997.

Operating and Administrative Expense

Operating and administrative expense, including amortization of goodwill, was 22.57% of sales in 1999 compared to 22.56% in 1998 and 22.84% in 1997. Safeway's operating and administrative expense-to-sales ratio increased in 1999 because Dominick's, Carrs and Randall's operating and administrative expense ratio had historically been higher than Safeway's. Increased sales and ongoing efforts to reduce or control expenses improved this expense ratio in 1998. Annual goodwill amortization has increased to $101.4 million in 1999 from $56.3 million in 1998 and $41.8 million in 1997. On a pro forma basis, operating and administrative expense declined 30 basis points from 22.87% in 1998.

Interest Expense

Interest expense was $362.2 million in 1999, compared to $235.0 million in 1998 and $241.2 million in 1997. Interest expense increased in 1999 primarily because of the debt incurred to finance the Dominick's, Carrs and Randall's Acquisitions and, to a lesser extent, debt incurred to refinance the repurchase of Safeway stock. Interest expense in 1998 included debt incurred in connection with the Dominick's Acquisition, which was partially offset by the paydown of certain other indebtedness.

During 1997, Safeway recorded an extraordinary loss of $64.1 million ($0.13 per share) for the redemption of $589.0 million of Safeway's public debt, $285.5

(page 19)

million of Vons' public debt, and $40.0 million of medium-term notes, which was financed with $600 million of new public senior debt securities and the balance with commercial paper.

As of year-end 1999, the Company had effectively converted $200.0 million of its floating rate debt to fixed interest rate debt through interest rate swaps agreements. Under one swap agreement, Safeway pays interest of 6.2% on the $100.0 million notional amount and receives a variable interest rate based on Federal Reserve rates quoted for commercial paper. This agreement expires in 2007. Additionally, the Company assumed two interest rate swap agreements, with notional amounts of $50.0 million each, as part of the Randall's Acquisition. Under these swap agreements, Safeway pays interest of 5.30% and 5.49%, respectively, on the $50 million notional amounts and receives a variable rate based on Federal Reserve rates quoted for commercial paper. These swap agreements expire in 2001. Interest rate swap agreements, and a cap agreement that expired in 1999, increased interest expense by $1.7 million in 1999, $2.8 million in 1998 and $3.3 million in 1997.

Equity in Earnings of Unconsolidated Affiliates

Safeway's investment in affiliates consists of a 49% ownership interest in Casa Ley, S.A. de C.V. ("Casa Ley"), which operates 86 food and general merchandise stores in western Mexico. Through the first quarter of 1997, Safeway also held a 34.4% interest in Vons. Safeway records its equity in earnings of unconsolidated affiliates on a one-quarter delay basis.

Income from Safeway's equity investment in Casa Ley increased to $34.5 million in 1999, from $28.5 million in 1998 and $22.7 million in 1997. Casa Ley's financial results have been improving since 1995, when Mexico suffered from the adverse effects of high interest rates and inflation.

Equity in earnings of unconsolidated affiliates included Safeway's share of Vons earnings of $12.2 million in the first quarter of 1997.

Liquidity and Financial Resources

Net cash flow from operations was $1,488.4 million in 1999, $1,252.7 million in 1998 and $1,221.6 million in 1997. Net cash flow from operations increased in 1999 and 1998 largely due to increased net income.

Cash flow used by investing activities was $2,064.3 million in 1999, $2,186.4 million in 1998 and $607.7 million in 1997. The change in cash flow used by investing activities in 1999 and 1998 is primarily due to the Randall's and Dominick's Acquisitions as well as increased capital expenditures. Safeway opened 67 new stores and remodeled 251 stores in 1999. In 1998, Safeway opened 46 new stores and remodeled 234 stores. The Company completed a new distribution center in Maryland and opened a new manufacturing plant in California during 1998.

(page 20)

Cash flow from financing activities was $636.0 million in 1999 primarily due to borrowings related to the Randall's and Carrs Acquisitions. Cash flow from financing activities was $903.4 million in 1998, reflecting borrowings related to the Dominick's Acquisition. Cash flow used by financing activities was $614.6 million in 1997 primarily due to Safeway's reduction of total debt.

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

(page 20)

of Safeway's results of operations with companies having different capital structures. Other companies may define operating cash flow differently, and as a result, such measures may not be comparable to Safeway's operating cash flow. Safeway's computation of operating cash flow is as follows:

(Dollars in millions)                   1999             1998             1997
---------------------                   ----             ----             ----
Income before income taxes
 and extraordinary loss            $   1,674.0      $   1,396.9      $   1,076.3
LIFO expense (income)                      1.2              7.1             (6.1)
Interest expense                         362.2            235.0            241.2
Depreciation and amortization            695.6            531.4            455.8
Equity in earnings of
 unconsolidated affiliates               (34.5)           (28.5)           (34.9)
                                       -------          -------          -------
Operating cash flow                $   2,698.5      $   2,141.9      $   1,732.3
                                       =======          =======          =======
As a percent of sales                      9.35%            8.75%            7.70%
                                           ====             ====             ====
As a multiple of
 interest expense                          7.45x            9.11x            7.18x
                                           ====             ====             ====

Total debt, including capital leases, increased to $6.96 billion at year-end 1999 from $4.97 billion at year-end 1998 and $3.34 billion at year-end 1997, primarily due to the Randall's, Carrs and Dominick's Acquisitions, the Vons Merger and the Safeway stock repurchase. Annual debt maturities over the next five years are set forth in Note C of the Company's 1999 consolidated financial statements.

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


Year 2000

In 1997, the Company established a year 2000 project group to coordinate the Company's year 2000 compliance efforts. Before the end of calendar year 1999, the year 2000 project group determined what modifications or replacements to the computer-based systems and applications were necessary to achieve compliance; implemented the modifications; conducted the tests necessary to verify that the modified systems were operational; and transitioned the compliant systems into the Company's regular operations. The Company also examined its relationships with key outside vendors and others with whom the Company has significant business relationships to determine, to the extent practical, the degree of such parties' year 2000 compliance.

The Company spent approximately $30 million, and Randall's spent $2.6 million prior to the acquisition, to address year 2000 issues, which included costs of modifications, testing and consultants' fees. The cost of the year 2000 compliance efforts were funded from current operations and did not significantly impact the Company's operational decisions during the time the year 2000 issues were being addressed. The Company has not experienced any material adverse effects on its liquidity or results of operations relating to the year 2000 issues associated with its systems or those of key outside vendors or others with whom the Company has significant business relationships.

Forward-Looking Statements

(page 20)

This Annual Report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such statements relate to, among other things, capital expenditures, acquisitions, operating improvements, the effect of our share repurchase program on earnings per share and cost reductions and are indicated by words or phrases such as "continuing," "on-going," "expects," and similar words or phrases. The following factors are among the principal factors that could cause actual results to differ materially from the forward-looking statements: general business and economic conditions in our operating regions, including the rate of inflation, population, employment and job growth in our markets; pricing pressures and competitive factors, which could include pricing strategies, store openings and remodels; results of our programs to reduce costs; the ability to integrate any companies we acquire and achieve operating improvements at those companies; increases in labor costs and relations with union bargaining units representing our employees; opportunities or acquisitions that we pursue; and the availability and terms of financing. Consequently, actual events and results may vary significantly from those included in or contemplated or implied by such statements.

(page 21)

--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------


                                          52 WEEKS          52 WEEKS         53 WEEKS
                                            1999              1998             1997
                                          --------         ---------        ---------
(Dollars in millions, except per
share amounts)
Sales                                  $   28,859.9     $   24,484.2     $   22,483.8
Cost of goods sold                        (20,349.2)       (17,359.7)       (16,069.1)
                                          ---------        ---------        ---------
Gross profit                                8,510.7          7,124.5          6,414.7
Operating and administrative
 expense                                   (6,411.4)        (5,466.5)        (5,093.2)
Goodwill amortization                        (101.4)           (56.3)           (41.8)
                                          ---------        ---------        ---------
Operating profit                            1,997.9          1,601.7          1,279.7
Interest expense                             (362.2)          (235.0)          (241.2)
Equity in earnings of
 unconsolidated affiliates                     34.5             28.5             34.9
Other income, net                               3.8              1.7              2.9
                                          ---------        ---------        ---------
Income before income taxes
 and extraordinary loss                     1,674.0          1,396.9          1,076.3
Income taxes                                 (703.1)          (590.2)          (454.8)
                                          ---------        ---------        ---------
Income before extraordinary loss              970.9            806.7            621.5

Extraordinary loss related to
 early retirement of debt,
 net of income tax benefit
 of $41.1                                      --               --              (64.1)
                                          ---------        ---------        ---------
Net income                             $      970.9     $      806.7     $      557.4
                                          =========        =========        =========
Basic earnings per share:
 Income before extraordinary
  loss                                 $        1.95    $        1.67    $        1.35
 Extraordinary loss                            --               --               (0.14)
                                          ----------        ---------       ----------
 Net income                            $        1.95    $        1.67    $        1.21
                                          ==========        =========       ==========
Diluted earnings per share:
 Income before extraordinary
  loss                                 $        1.88    $        1.59    $        1.25
 Extraordinary loss                            --               --               (0.13)
                                          ----------        ---------       ----------
 Net income                            $        1.88    $        1.59    $        1.12
                                          ==========        =========       ==========

Weighted average shares
 outstanding - basic                          498.6            482.8            462.3
Weighted average shares
 outstanding - diluted                        515.4            508.8            497.7

          See accompanying notes to consolidated financial statements.

(page 22)

--------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

                                                                                 Year-end      Year-end
(in millions)                                                                      1999          1998
                                                                               -----------    -----------
Assets

Current assets:

        Cash and equivalents                                                   $     106.2    $      45.7
        Receivables                                                                  292.9          200.1
        Merchandise inventories, net of LIFO reserve of $81.5 and $80.2            2,444.9        1,856.0
        Prepaid expenses and other current assets                                    208.1          218.1
                                                                               -----------    -----------
        Total current assets                                                       3,052.1        2,319.9
                                                                               -----------    -----------
Property:

        Land                                                                         996.2          794.1
        Buildings                                                                  2,502.3        2,069.9
        Leasehold improvements                                                     1,784.3        1,498.3
        Fixtures and equipment                                                     3,852.4        3,282.6
        Property under capital leases                                                591.4          379.2
                                                                               -----------    -----------
                                                                                   9,726.6        8,024.1
        Less accumulated depreciation and amortization                            (3,281.9)      (2,841.5)
                                                                               -----------    -----------

Total property, net                                                                6,444.7        5,182.6

Goodwill, net of accumulated amortization of $314.4 and $211.0                     4,786.6        3,348.0
Prepaid pension costs                                                                405.6          369.6
Investment in unconsolidated affiliate                                               131.6          115.2
Other assets                                                                          79.7           54.3
                                                                               -----------    -----------
Total assets                                                                   $  14,900.3    $  11,389.6
                                                                               ===========    ===========
(page 23)

                                                                                 Year-end      Year-end
(in millions, except per share amounts)                                            1999          1998
                                                                               -----------    -----------
Liabilities and Stockholders' Equity

Current liabilities:

        Current maturities of notes and debentures                             $     557.1    $     279.8
        Current obligations under capital leases                                      41.8           41.7
        Accounts payable                                                           1,878.4        1,595.9
        Accrued salaries and wages                                                   387.7          348.9
        Other accrued liabilities                                                    717.6          627.3
                                                                               -----------    -----------
        Total current liabilities                                                  3,582.6        2,893.6
                                                                               -----------    -----------
Long-term debt:

        Notes and debentures                                                       5,922.0        4,242.6
        Obligations under capital leases                                             435.4          408.0
                                                                               -----------    -----------
        Total long-term debt                                                       6,357.4        4,650.6

Deferred income taxes                                                                379.1          216.9
Accrued claims and other liabilities                                                 495.4          546.4
Total liabilities                                                                 10,814.5        8,307.5

Commitments and contingencies

Stockholders' equity:

        Common stock: par value $0.01 per share;
               1,500 shares authorized; 559.0 and 550.9 shares outstanding             5.6            5.5
        Additional paid-in capital                                                 2,993.4        2,599.9

(page 23)

        Cumulative translation adjustments                                           (11.5)         (19.7)
        Retained earnings                                                          2,895.9        1,925.0
                                                                               -----------    -----------
                                                                                   5,883.4        4,510.7
        Less: Treasury stock at cost; 65.4 and 60.6 shares                        (1,671.6)      (1,302.6)
               Unexercised warrants purchased                                       (126.0)        (126.0)
                                                                               -----------    -----------
        Total stockholders' equity                                                 4,085.8        3,082.1
                                                                               -----------    -----------

Total liabilities and stockholders' equity                                     $  14,900.3    $  11,389.6
                                                                               ===========    ===========

See accompanying notes to consolidated financial statements.

(page 24)
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

                                                                      52 weeks      52 weeks      53 weeks
(in millions)                                                            1999          1998          1997
                                                                      --------      --------      --------
Cash Flow from Operations:

Net income                                                          $    970.9    $    806.7    $    557.4

Reconciliation to net cash flow from operations:

        Extraordinary loss related to early retirement of debt,
        before income tax benefit                                           --            --         105.2
        Depreciation and amortization                                    695.6         531.4         455.8
        Amortization of deferred finance costs                             4.8           1.6           1.7
        Deferred income taxes                                            244.7          59.4          55.9
        LIFO expense (income)                                              1.2           7.1          (6.1)
        Equity in earnings of unconsolidated affiliates                  (34.5)        (28.5)        (34.9)
        Net pension income                                               (35.1)        (18.3)         (4.1)
        Contributions to Canadian pension plan                            (0.9)         (6.8)        (10.0)
        Decrease in accrued claims and other liabilities                  (8.4)        (17.5)        (13.9)
        (Gain) loss on property retirements                              (30.6)         13.3         (12.4)
        Changes in working capital items:
               Receivables                                               (31.9)         (5.5)         25.8
               Inventories at FIFO cost                                 (283.1)        (48.0)         37.5
               Prepaid expenses and other current assets                  23.0         (36.9)          2.7
               Payables and accruals                                     (27.3)         (5.3)         61.0
                                                                      --------      --------      --------
                      Net cash flow from operations                    1,488.4       1,252.7       1,221.6
                                                                      --------      --------      --------

Cash Flow from Investing Activities:

Cash paid for property additions                                      (1,333.6)     (1,075.2)       (758.2)
Proceeds from sale of property                                           143.5          47.6          75.6
Net cash used to acquire Randall's                                      (729.8)           --            --
Net cash used to acquire Carrs                                           (94.4)           --            --
Net cash used to acquire Dominick's                                         --      (1,144.9)           --
Net cash acquired in merger with Vons                                       --            --          55.3
Other                                                                    (50.0)        (13.9)         19.6
                                                                      --------      --------      --------
               Net cash flow used by investing activities             (2,064.3)     (2,186.4)       (607.7)
                                                                      --------      --------      --------
(page 25)
                                                                       52 weeks      52 weeks      53 weeks
(in millions)                                                            1999          1998          1997
                                                                      --------      --------      --------

Cash Flow from Financing Activities:

Additions to short-term borrowings                                  $    204.9    $    251.7    $    414.5
Payments on short-term borrowings                                       (237.0)       (299.9)       (287.5)
Additions to long-term borrowings                                      3,840.7       2,722.3       4,254.3
Payments on long-term borrowings                                      (2,520.0)     (1,789.9)     (3,553.5)
Purchase of treasury stock                                              (651.0)           --      (1,376.0)

(page 25)

Net proceeds from exercise of warrants and stock options                  22.9          34.5          43.9
Premiums paid on early retirement of debt                                   --            --         (97.7)
Other                                                                    (24.5)        (15.3)        (12.6)
                                                                    ----------    ----------    ----------
        Net cash flow from (used by) financing activities                636.0         903.4        (614.6)
                                                                    ----------    ----------    ----------
Effect of changes in exchange rates on cash                                0.4          (1.2)         (1.8)
                                                                    ----------    ----------    ----------
Increase (decrease) in cash and equivalents                               60.5         (31.5)         (2.5)

Cash and Equivalents:

Beginning of year                                                         45.7          77.2          79.7
                                                                    ----------    ----------    ----------
End of year                                                         $    106.2    $     45.7    $     77.2
                                                                    ==========    ==========    ==========

Other Cash Flow Information:

Cash payments during the year for:

        Interest                                                    $    351.4    $    241.0    $    263.6
        Income taxes, net of refunds                                     378.2         468.7         214.6

Noncash Investing and Financing Activities:

Stock issued for acquisition of Randall's Food Markets, Inc.             546.4            --            --
Stock issued for acquisition of The Vons Companies, Inc.                    --            --       1,693.0
Tax benefit from stock options exercised                                  77.0          85.2          42.4
Capital lease obligations entered into                                    24.8          34.2          37.3
Mortgage notes assumed in property additions                               9.7          32.8           0.9

See accompanying notes to consolidated financial statements.

(Page 26)
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------

                                                                                                       Accu-
                                                                                                      mulated
                                                                                                       Other
                                                                                                      Compre-    Total
                                   Common Stock   Additional  Treasury Stock    Unexercised           hensive   Stock-     Compre-
                                  --------------   Paid-in   -----------------    Warrants  Retained  Income    holders'   hensive
(In millions)                     Shares  Amount   Capital   Shares     Cost     Purchased  Earnings  (Loss)     Equity    Income
-----------------------------------------------------------------------------------------------------------------------------------
Balance, year-end 1996              442.8  $ 4.4  $  748.1                         (322.7) $   745.0  $  12.0    $1,186.8   $452.3
                                                                                                                            ======
Net income                                            --       --          --        --        557.4     --         557.4   $557.4
Translation adjustments                               --       --          --        --         --      (11.4)      (11.4)   (11.4)
Equity in Vons'
        pre-merger earnings
        due to timing of
        recording earnings                            --       --          --        --         12.6     --          12.6     --
Shares issued for
        acquisition of Vons          83.2    0.8   1,692.2                           --         --       --       1,693.0     --
Treasury stock purchased             --     --        --      (64.0)  $(1,376.0)     --         --       --      (1,376.0)    --
Options and warrants
        exercised                    11.4    0.1      26.8      2.8        59.4      --         --       --          86.3     --
Stock bonuses                        --     --         0.3     --          --        --         --       --           0.3     --
                                   ------  -----  --------  -------   ---------   -------   --------   ------    --------   ------
Balance, year-end 1997              537.4    5.3   2,467.4    (61.2)   (1,316.6)   (322.7)   1,315.0      0.6     2,149.0   $546.0
                                                                                                                            ======
Net income                           --     --        --       --          --        --        806.7     --         806.7   $806.7
Translation adjustments              --     --        --       --          --        --         --      (20.3)      (20.3)   (20.3)
Dominick's options converted -              --        27.0     --          --        --         --       --          27.0     --
Options and warrants
        exercised                    13.5    0.2     105.5      0.6        14.0      --         --       --         119.7     --
Warrants canceled                    --     --        --       --          --       196.7     (196.7)    --          --       --
                                   ------  -----  --------  -------   ---------   -------   --------   ------    --------   ------
Balance, year-end 1998              550.9    5.5   2,599.9    (60.6)   (1,302.6)   (126.0)   1,925.0    (19.7)    3,082.1   $786.4
                                                                                                                            ======
Net income                           --     --        --       --          --        --        970.9     --         970.9   $970.9
Translation adjustments              --     --        --       --          --        --         --        8.2         8.2      8.2
Shares issued for acquisition
        of Randall's                 --     --       272.8     12.7       273.6      --         --       --         546.4     --
Randall's options converted          --     --        29.3     --          --        --         --       --          29.3     --
Treasury stock purchased             --     --        --      (17.9)     (651.0)     --         --       --        (651.0)    --
Options and warrants

(Page 26)

        exercised                     8.1    0.1      91.4      0.4         8.4      --         --       --          99.9     --
                                    -----  -----  --------    -----   ---------   -------   --------   ------   ---------   ------
Balance, year-end 1999              559.0  $ 5.6  $2,993.4    (65.4)  $(1,671.6)  $(126.0)  $2,895.9   $(11.5)  $ 4,085.8   $979.1
                                    =====  =====  ========    =====   =========   =======   ========   ======   =========   ======

See accompanying notes to consolidated financial statements.

(Page 27)

Notes to Consolidated Financial Statements

Note A: The Company and Significant Accounting Policies

The Company

Safeway Inc. ("Safeway" or the "Company") is one of the largest food and drug chains in North America, with 1,659 stores as of year-end 1999. Safeway's U.S. retail operating areas are located principally in northern California, southern California, Oregon, Washington, Alaska, Colorado, Arizona, Texas, the Chicago metropolitan area and the Mid-Atlantic region. The Company's Canadian retail operations are located principally in British Columbia, Alberta and Manitoba/Saskatchewan. In support of its retail operations, the Company has an extensive network of distribution, manufacturing and food processing facilities.

As discussed in Note B, in September 1999 the Company acquired all of the outstanding shares of Randall's Food Markets, Inc. ("Randall's") in exchange for $1.3 billion consisting of $754 million of cash and 12.7 million shares of Safeway stock (the "Randall's Acquisition"). The acquisition was accounted for as a purchase and Randall's operating results have been consolidated with Safeway's since the beginning of the fourth quarter of 1999.

Also discussed in Note B, in April 1999 Safeway completed its acquisition of all of the outstanding shares of Carr-Gottstein Foods Co. ("Carrs") for approximately $106 million in cash (the "Carrs Acquisition"). The Carrs acquisition was accounted for as a purchase. Safeway's 1999 income statement includes 40 weeks of Carrs' operating results.

In November 1998 the Company acquired Dominick's Supermarkets, Inc. ("Dominick's"), by purchasing all of the outstanding shares of Dominick's for a total of approximately $1.2 billion in cash (the "Dominick's Acquisition"). The Dominick's Acquisition was accounted for as a purchase. Dominick's operating results have been consolidated with Safeway's since approximately midway through the fourth quarter of 1998.

In April 1997 Safeway completed a merger with The Vons Companies, Inc. ("Vons") pursuant to which the Company issued 83.2 million shares of Safeway common stock for all of the shares of Vons common stock that it did not already own for an aggregate purchase price of $1.4 billion (the "Vons Merger"). The Vons Merger was accounted for as a purchase. Beginning in the second quarter of 1997, Safeway's consolidated financial statements include Vons' financial results.

In addition to these operations, the Company has a 49% ownership interest in Casa Ley, S.A. de C.V. ("Casa Ley"), which operates 86 food and general merchandise stores in western Mexico.

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

Fiscal Year

The Company's fiscal year ends on the Saturday nearest December 31. The last three fiscal years consist of the 52-week period ending January 1, 2000, the 52-week period ended January 2, 1999 and the 53-week period ended January 3, 1998.

Revenue Recognition

Revenue is recognized at the point of sale for retail sales. Vendor allowances and credits that relate to the Company's buying and merchandising activities are recognized as earned.

(Page 27)

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

Translation of Foreign Currencies

Assets and liabilities of the Company's Canadian subsidiaries and Casa Ley are translated into U.S. dollars at year-end rates of exchange, and income and expenses are translated at average rates during the year. Adjustments resulting from translating financial statements into U.S. dollars are reported, net of applicable income taxes, as a separate

(Page 28)

component of comprehensive income in the Statements of Stockholders' Equity.

Merchandise Inventories

Merchandise inventory of $1,823 million at year-end 1999 and $1,326 million at year-end 1998 is valued at the lower of cost on a last-in, first-out ("LIFO") basis or market value. Such LIFO inventory had a replacement or current cost of $1,905 million at year-end 1999 and $1,406 million at year-end 1998. Liquidations of LIFO layers did not have a significant effect on the results of operations. All remaining inventory is valued at the lower of cost on a first-in, first-out ("FIFO") basis or market value. The FIFO cost of inventory approximates replacement or current cost.

Property and Depreciation

Property is stated at cost. Depreciation expense on buildings and equipment is computed on the straight-line method using the following lives:

Stores and other buildings   7 to 40 years
Fixtures and equipment       3 to 15 years

Property under capital leases and leasehold improvements are amortized on a straight-line basis over the shorter of the remaining terms of the lease or the estimated useful lives of the assets.

Self-Insurance

The Company is primarily self-insured for workers' compensation, automobile, and general liability costs. The self-insurance liability is determined actuarially, based on claims filed and an estimate of claims incurred but not yet reported. The present value of such claims was accrued using a discount rate of 6.0% in 1999 and 5.5% in 1998. The current portion of the self-insurance liability of $103.2 million at year-end 1999 and $107.3 million at year-end 1998 is included in Other Accrued Liabilities in the consolidated balance sheets. The long-term portion of $243.2 million at year-end 1999 and $265.5 million at year-end 1998 is included in Accrued Claims and Other Liabilities. Claims payments were $123.6 million in 1999, $98.2 million in 1998 and $100.0 million in 1997. The total undiscounted liability was $391.9 million at year-end 1999 and $413.1 million at year-end 1998.

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

Off-Balance Sheet Financial Instruments

As discussed in Note E, the Company has entered into interest rate swap agreements to limit the exposure of certain of its floating interest rate debt to changes in market interest rates. Interest rate swap agreements involve the exchange with a counterparty of fixed and floating rate interest payments periodically over the life of the agreements

(Page 28)

without exchange of the underlying notional principal amounts. The differential to be paid or received is recognized over the life of the agreements as an adjustment to interest expense. The Company's counterparties are major financial institutions.

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

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and equivalents, accounts receivable, accounts payable and short-term debt

The carrying amount of these items approximates fair value.

Long-term debt

Market values quoted on the New York Stock Exchange are used to estimate the fair value of publicly traded debt. To estimate the fair value of debt issues that are not quoted on an exchange, the Company uses those interest rates that are currently available to it for issuance of debt with similar terms and remaining maturities. At year-end 1999 and 1998, the estimated fair value of debt approximated carrying value.

(Page 29)

Off-balance sheet instruments

The fair value of interest rate swaps are the amount at which they could be settled based on estimates obtained from dealers. At year-end 1999, net unrealized gains on such agreements were $4.7 million compared to an unrealized loss of $7.0 million at year-end 1998. Since the Company intends to hold these agreements as hedges for the term of the agreements, the market risk associated with changes in interest rates should not be significant.

Impairment of Long-Lived Assets

When Safeway decides to close a store or other facility, the Company accrues estimated future losses, if any, which may include lease payments or other costs of holding the facility, net of estimated future income in accordance with the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." The operating costs, including depreciation, of stores or other facilities to be sold or closed are expensed during the period they remain in use. Safeway had an accrued liability of $87.3 million at year-end 1999 and $84.6 million at year-end 1998 for such estimated future losses, which is included in Accrued Claims and Other Liabilities in the Company's consolidated balance sheets.

Goodwill

Goodwill is $4.8 billion at year-end 1999 and $3.3 billion at year-end
1998, and is being amortized on a straight-line basis over its estimated useful life of 40 years. If it became probable that the projected future undiscounted cash flows of acquired assets were less than the carrying value of the goodwill, Safeway would recognize an impairment loss in accordance with the provisions of SFAS No. 121. Goodwill amortization was $101.4 million in 1999, $56.3 million in 1998 and $41.8 million in 1997. Goodwill and related amortization have increased due to the acquisitions of Randall's, Dominick's and Carrs and the Vons Merger discussed in Note B.

Stock-Based Compensation

Safeway accounts for stock-based awards to employees using the intrinsic

(page 29)
value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." The disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation," are set forth in Note F.

New Accounting Standards

In June 1998 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which was amended by SFAS 137, which defines derivatives, requires that derivatives be carried at fair value, and provides for hedge accounting when certain conditions are met. This statement is effective for Safeway beginning in the first quarter of 2001. Although the Company has not fully assessed the implications of this new statement, the Company believes adoption of this statement will not have a material impact on its financial statements.

During the first quarter of 1999, the Company adopted SOP 98-5, "Reporting on the Costs of Start-Up Activities," which requires that costs incurred for start-up activities, such as store openings, be expensed as incurred. This SOP did not have a material impact on Safeway's financial statements.

Note B: Acquisitions

In September 1999, Safeway acquired all of the outstanding shares of Randall's in exchange for $1.3 billion consisting of $754 million of cash and 12.7 million shares of Safeway stock. The Randall's Acquisition was accounted for as a purchase and resulted in goodwill of approximately $1.3 billion which will be amortized over 40 years. Safeway used proceeds from the issuance of subordinated debt to fund the cash portion of the acquisition.

In April 1999, Safeway acquired Carrs by purchasing all of the outstanding shares of Carrs for approximately $106 million in cash. The Carrs Acquisition was accounted for as a purchase and resulted in goodwill of approximately $213 million which will be amortized over 40 years. Safeway funded the acquisition, and subsequent repayment of approximately $239 million of Carrs' debt, with issuance of commercial paper

In November 1998 Safeway completed its acquisition of all of the outstanding shares of Dominick's for a total of approximately $1.2 billion in cash. The Dominick's Acquisition was accounted for as a purchase and resulted in additional goodwill of $1.6 billion which is being amortized over 40 years. Safeway funded the Dominick's Acquisition, including the repayment of approximately $560 million of debt and lease obligations, with a combination of bank borrowings and commercial paper.

The following unaudited pro forma combined summary financial information is based on the historical consolidated results of operations of Safeway, Dominick's, Carrs and Randall's as if the Dominick's, Carrs and Randall's Acquisitions had occurred as of the beginning of each year presented. This pro forma financial information is presented for informational purposes only and may not be indicative of what the actual consolidated results of operations would have been if the acquisitions had been effective as of the beginning of the years presented. Pro forma adjustments were applied to the respective historical financial statements to account for the Dominick's, Carrs and Randall's

(page 30)
Acquisitions as purchases. Under purchase accounting, the purchase price is allocated to acquired assets and liabilities based on their estimated fair values at the date of acquisition, and any excess is allocated to goodwill. For Randall's and Carrs, such allocations are subject to final determination based on real estate, leasehold and equipment valuation studies, and a review of the books, records and accounting policies of Randall's and Carrs, which are expected to be complete before the end of the third quarter and first quarter of fiscal 2000, respectively. Accordingly, the final allocations may be different

(page 30)
from the amount reflected herein, although management does not expect such differences to be material.

                                                        Pro Forma
(in millions, except per-share amounts)            1999          1998
---------------------------------------            ----          ----
Sales                                        $ 30,801.8     $29,474.1
Net income                                   $    957.6     $   706.2
Diluted earnings per share:
 Net income                                  $     1.82     $    1.42

Note C: Financing

Notes and debentures were composed of the following at year-end (in millions):

                                                   1999          1998
                                                   ----          ----
Commercial paper                             $  2,358.1     $  1,745.0
Bank credit agreement, unsecured                   75.7           89.1
9.30% Senior Secured
 Debentures due 2007                               24.3           24.3
6.85% Senior Notes due 2004, unsecured            200.0          200.0
7.00% Senior Notes due 2007, unsecured            250.0          250.0
7.45% Senior Debentures
 due 2027, unsecured                              150.0          150.0
5.75% Senior Notes due 2000, unsecured            400.0          400.0
5.875% Senior Notes due 2001, unsecured           400.0          400.0
6.05% Senior Notes due 2003, unsecured            350.0          350.0
6.50% Senior Notes due 2008, unsecured            250.0          250.0
7.00% Senior Notes due 2002, unsecured            600.0           --
7.25% Senior Notes due 2004, unsecured            400.0           --
7.50% Senior Notes due 2009, unsecured            500.0           --
9.35% Senior Subordinated Notes
 due 1999, unsecured                               --             66.7
10% Senior Subordinated Notes
 due 2001, unsecured                               79.9           79.9
9.65% Senior Subordinated Debentures
 due 2004, unsecured                               81.2           81.2
9.875% Senior Subordinated Debentures
 due 2007, unsecured                               24.2           24.2
10% Senior Notes due 2002, unsecured                6.1            6.1
Mortgage notes payable, secured                    75.6          115.9
Other notes payable, unsecured                     98.8          102.7
Medium-term notes, unsecured                       25.5           25.5
Short-term bank borrowings, unsecured             129.7          161.8
                                             ----------     ----------
                                                6,479.1        4,522.4
Less current maturities                          (557.1)        (279.8)
                                             ----------     ----------
Long-term portion                            $  5,922.0     $  4,242.6
                                             ==========     ==========

Commercial Paper

The amount of commercial paper borrowings is limited to the unused borrowing capacity under the bank credit agreement. Commercial paper is classified as long-term because the Company intends to and has the ability to refinance these borrowings on a long-term basis through either continued commercial paper borrowings or utilization of the bank credit agreement, which matures in 2002. The weighted average interest rate on commercial paper borrowings was 5.37% during 1999 and 6.79% at year-end 1999.

Bank Credit Agreement

Safeway's total borrowing capacity under the bank credit agreement is $3.0 billion. Of the $3.0 billion credit line, $2.0 billion matures in 2002 and has two one-year extension options, and $1.0 billion is renewable

(page 30)

annually through 2004. The restrictive covenants of the bank credit agreement limit Safeway with respect to, among other things, creating liens upon its assets and disposing of material amounts of assets other than in the ordinary course of business. Safeway is also required to meet certain financial tests under the bank credit agreement. At year-end 1999, the Company had total unused borrowing capacity under the bank credit agreement of $520 million.

U.S. borrowings under the bank credit agreement carry interest at one of the following rates selected by the Company: (i) the prime rate; (ii) a rate based on rates at which Eurodollar deposits are offered to first-class banks by the lenders in the bank credit agreement plus a pricing margin based on the Company's debt rating or interest coverage ratio (the "Pricing Margin"); or
(iii) rates quoted at the discretion of the lenders. Canadian borrowings denominated in U.S. dollars carry interest at one of the following rates selected by the Company: (a) the Canadian base rate or (b) the Canadian Eurodollar rate plus the Pricing Margin. Canadian borrowings denominated in Canadian dollars carry interest at one of the following rates selected by the
Company: (i) the Canadian prime rate or (ii) the rate for Canadian bankers acceptances plus the Pricing Margin.

The weighted average interest rate on borrowings under the bank credit agreement was 5.59% during 1999 and 5.18% at year-end 1999.

Senior Secured Indebtedness

The 9.30% Senior Secured Debentures due 2007 are secured by a deed of trust which created a lien on the land, buildings and equipment owned by Safeway at its distribution center in Tracy, California.

(page 31)

Senior Unsecured Indebtedness

In September 1999, Safeway issued senior unsecured debt facilities consisting of 7.00% Notes due 2002, 7.25% Notes due 2004, and 7.5% Notes due 2009.

In 1998 Safeway issued senior unsecured debt securities consisting of 5.75% Notes due 2000, 5.875% Notes due 2001, 6.05% Notes due 2003, and 6.5% Notes due 2008.

In 1997 Safeway issued senior unsecured debt securities consisting of 6.85% Senior Notes due 2004, 7.00% Senior Notes due 2007, and 7.45% Senior Debentures due 2027. The Company used the proceeds from this debt to redeem a portion of the Senior Subordinated Indebtedness, described below.

Senior Subordinated Indebtedness

The 10% Senior Subordinated Notes due 2001, 9.65% Senior Subordinated Debentures due 2004, and 9.875% Senior Subordinated Debentures due 2007 are subordinated in right of payment to, among other things, the Company's borrowings under the bank credit agreement, the 9.30% Senior Secured Debentures, the Senior Unsecured Indebtedness, and mortgage notes payable.

Mortgage Notes Payable

Mortgage notes payable at year-end 1999 have remaining terms ranging from one to 19 years, have a weighted average interest rate of 8.64% and are secured by properties with a net book value of approximately $298 million.

Other Notes Payable

Other notes payable at year-end 1999 have remaining terms ranging from one to 10 years and a weighted average interest rate of 7.28%.

Redemptions

During 1997, the Company redeemed $588.5 million of the Senior Subordinated Indebtedness, $285.5 million of Vons' public debt, and $40.0 million of medium-term notes using proceeds from the Senior Unsecured Indebtedness and commercial paper program. In connection with this redemption, Safeway recorded an extraordinary loss of $64.1 million ($0.13 per share). The extraordinary loss represents the payment of redemption premiums and the write-off of deferred finance costs, net of the related tax benefits.

Annual Debt Maturities

As of year-end 1999, annual debt maturities were as follows (in millions):

2000                        $      557.1

(page 31)

2001                               548.6
2002                             3,071.0
2003                               377.2
2004                               700.0
Thereafter                       1,225.2
                            ------------
                            $    6,479.1
                            ============

Letters of Credit

The Company had letters of credit of $89.3 million outstanding at year-end 1999 of which $46.3 million were issued under the bank credit agreement. The letters of credit are maintained primarily to support performance, payment, deposit, or surety obligations of the Company. The Company pays commitment fees ranging from 0.15% to 1.00% on the outstanding portion of the letters of credit.

Note D: Lease Obligations

Approximately two-thirds of the premises that the Company occupies are leased. The Company had approximately 1,600 leases at year-end 1999, including approximately 220 which are capitalized for financial reporting purposes. Most leases have renewal options, some with terms and conditions similar to the original lease, others with reduced rental rates during the option periods. Certain of these leases contain options to purchase the property at amounts that approximate fair market value.

As of year-end 1999, future minimum rental payments applicable to non-cancelable capital and operating leases with remaining terms in excess of one year were as follows (in millions):

                                         Capital        Operating
                                          Leases          Leases
                                          ------          ------
2000                                      $ 91.0        $  325.8
2001                                        97.9           302.7
2002                                        77.0           306.2
2003                                        72.6           289.1
2004                                        77.9           264.4
Thereafter                                 460.9         2,482.5
                                          ------        --------
Total minimum lease payments               877.3        $3,970.7
                                          ------        --------
Less amounts representing interest        (400.1)

Present value of net minimum
 lease payments                            477.2
Less current obligations                   (41.8)
                                          ------
Long-term obligations                     $435.4
                                          ======

Future minimum lease payments under non-cancelable capital and operating lease agreements have not been reduced by minimum sublease rental income of $241.8 million.

Amortization expense for property under capital leases was $38.5 million in 1999, $22.3 million in 1998 and $21.1 million in 1997. Accumulated amortization of property under capital leases was $132.3 million at year-end 1999 and $136.1 million at year-end 1998.

(page 32)

The following schedule shows the composition of total rental expense for all operating leases (in millions). In general, contingent rentals are based on individual store sales.

                               1999        1998        1997
                               ----        ----        ----
Property leases:
    Minimum rentals         $  280.3    $  208.7    $  206.0
    Contingent rentals          18.6        19.2        12.3

(page 32)

    Less rentals from
     subleases                 (13.2)      (12.0)      (13.4)
                            --------    --------    --------
                               285.7       215.9       204.9
Equipment leases                42.9        22.4        19.3
                            --------    --------    --------
                            $  328.6    $  238.3    $  224.2
                            ========    ========    ========

Note E: Interest Expense

Interest expense consisted of the following (in millions):

                                        1999         1998         1997
                                        ----         ----         ----
Bank credit agreement                 $   19.4     $   10.8     $   36.9
Commercial paper                          87.4         83.7         43.8
9.30% Senior Secured Debentures            2.3          2.3          5.3
6.85% Senior Notes                        13.7         13.7          4.1
7.00% Senior Notes                        17.5         17.5          5.2
7.45% Senior Debentures                   11.2         11.2          3.4
5.75% Senior Notes                        23.0          3.5         --
5.875% Senior Notes                       23.5          3.6         --
6.05% Senior Notes                        21.2          3.2         --
6.50% Senior Notes                        16.3          2.5         --
7.00% Senior Notes                        12.8         --           --
7.25% Senior Notes                         8.8         --           --
7.5% Senior Notes                         11.4         --           --
9.35% Senior Subordinated Notes            1.3          6.2         12.3
10% Senior Subordinated Notes              8.0          8.0         19.3
9.65% Senior Subordinated
 Debentures                                7.8          7.8         17.8
9.875% Senior Subordinated
 Debentures                                2.4          2.4          8.2
10% Senior Notes                           0.6          0.6          4.3
Vons Debentures                           --           --           10.2
Mortgage notes payable                     7.3         12.1         22.0
Other notes payable                       16.0          9.5          9.9
Medium-term notes                          2.1          2.1          4.4
Short-term bank borrowings                 4.9         10.6          8.8
Obligations under capital leases          46.1         27.8         26.0
Amortization of deferred
 finance costs                             4.8          1.6          1.7
Interest rate swap and
 cap agreements                            1.7          2.8          3.3
Capitalized interest                      (9.3)        (8.5)        (5.7)
                                      --------     --------     --------
                                      $  362.2     $  235.0     $  241.2
                                      ========     ========     ========

As of year-end 1999, the Company had effectively converted $200.0 million of its floating rate debt to fixed interest rate debt through interest rate swap agreements. Under one swap agreement, Safeway pays interest of 6.2% on the $100.0 million notional amount and receives a variable interest rate based on Federal Reserve rates quoted for commercial paper. This agreement expires in 2007.

Additionally, the Company assumed two interest rate swap agreements, with notional amounts of $50.0 million each, as part of the Randall's Acquisition. Under these swap agreements, Safeway pays interest of 5.30% and 5.49%, respectively, on the $50 million notional amounts and receives a variable rate based on Federal Reserve rates quoted for commercial paper. These swap agreements expire in 2001. Interest rate swap agreements, and a cap agreement that expired in 1999, increased interest expense by $1.7 million in 1999, $2.8 million in 1998 and $3.3 million in 1997. At year-end 1999, the net unrealized

(page 32)

gain on interest rate swap agreements was $4.7 million compared to an unrealized loss of $7.0 million at year-end 1998.

The Company is not subject to credit risk because the notional amounts do not represent cash flows. The Company is subject to risk from nonperformance of the counterparties to the swap agreements in the amount of any interest differential to be received. Because the Company monitors the credit ratings of its counterparties, which are limited to major financial institutions, Safeway does not anticipate nonperformance by the counterparties.

Because the Company intends to hold these agreements as hedges for the term of the agreements, the market risk associated with changes in interest rates should not be significant.

Note F: Capital Stock

Shares Authorized and Issued

Authorized preferred stock consists of 25 million shares of which none was outstanding during 1999, 1998 or 1997. Authorized common stock consists of 1.5 billion shares at $0.01 par value. Common stock outstanding at year-end 1999 was
493.6 million shares (net of 65.4 million shares of treasury stock) and 490.3 million shares at year-end 1998 (net of 60.6 million shares of treasury stock).

Stock Option Plans

Under Safeway's stock option plans, the Company may grant incentive and non-qualified options to purchase common stock at an exercise price equal to or greater than the fair market value at the grant date, as determined by the Compensation and Stock Option Committee of the Board of Directors. Options generally vest over seven years. Vested options are exercisable in part or in full at any time prior to the expiration date of 10 to 15 years from the date of the grant. Options to purchase 16.9 million shares were available for grant at year-end 1999.

(page 33)

Activity in the Company's stock option plans for the three-year period ended January 1, 2000 was as follows:

                                                   Weighted Average
                                      Options       Exercise Price
                                      -------       --------------
Outstanding, year-end 1996           38,773,156       $    5.07
 1997 Activity:
  Granted                             3,981,766           26.25
  Converted Vons options              7,578,098            7.34
  Canceled                             (962,522)          10.01
  Exercised                          (8,373,270)           5.06
                                     ----------
Outstanding, year-end 1997           40,997,228            7.53
 1998 Activity:
  Granted                             4,987,038           40.28
  Converted Dominick's options          922,701           19.70
  Canceled                             (848,482)          14.61
  Exercised                          (6,680,083)           3.90
                                     ----------
Outstanding, year-end 1998           39,378,402           12.15
 1999 Activity:
  Granted                             6,455,276           43.17
  Converted Randall's options         1,069,432           15.54
  Canceled                           (1,325,892)          37.81
  Exercised                          (5,070,905)           4.95
                                     ----------
Outstanding, year-end 1999           40,506,313           17.44
                                     ==========
Exercisable, year-end 1997           25,887,094            4.75
                                     ==========
Exercisable, year-end 1998           24,447,905            5.79
                                     ==========
Exercisable, year-end 1999           23,775,488            7.84
                                     ==========

(page 33)

Weighted average fair value of options granted during the year:

        1997      $ 12.43
        1998        17.06
        1999        20.83

The following table summarizes stock option information at year-end 1999:

                                       Options Outstanding                          Options Exercisable
                          -----------------------------------------------    ------------------------------
                                        Weighted-Average
         Range of           Number         Remaining       Weighted-Average     Number      Weighted-Average
      Exercise Prices     of Options    Contractual Life   Exercise Price    of Options     Exercise Price
      ---------------     ----------    ----------------   --------------    ----------     --------------
      $ 1.57 to $3.22      7,701,712       6.95 years         $ 2.91          7,661,712        $ 2.91
        3.25 to 6.28       7,122,251       6.46                 4.55          6,637,323          4.53
        6.31 to 9.44       7,017,977       4.51                 7.18          4,988,185          7.14
        9.67 to 26.41      7,145,707       7.34                18.28          3,364,247         17.17
       26.72 to 41.25      7,266,509       8.67                35.43            998,500         34.75
       42.06 to 60.94      4,252,157       9.26                50.09            125,521         46.74
                          ----------                                         ----------
        1.57 to 60.94     40,506,313       7.06                17.44         23,775,488          7.84


Additional Stock Plan Information

The Company accounts for its stock-based awards using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and its related interpretations. Accordingly, no compensation expense has been recognized in the financial statements for employee stock option awards granted at fair market value.

SFAS No. 123, "Accounting for Stock-Based Compensation," requires the disclosure of pro forma net income and earnings per share as if the Company had adopted the fair value method as of the beginning of fiscal 1995. Under SFAS 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ

(page 34)

from the Company's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company's calculations were made using the Black-Scholes option pricing model with the following weighted average assumptions: seven to nine years expected life; stock volatility of 31% in 1999, 1998 and 1997; risk-free interest rates of 5.79% in 1999, 5.26% in 1998 and 6.29% in 1997; and no dividends during the expected term.

The Company's calculations are based on a single option valuation approach and forfeitures are recognized as they occur. However, the impact of outstanding non-vested stock options granted prior to 1995 has been excluded from the pro forma calculation; accordingly, the pro forma results presented below are not indicative of future period pro forma results. Had compensation cost for Safeway's stock option plans been determined based on the fair value at the grant date for awards in 1999, 1998 and 1997, consistent with the provisions of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

(page 34)

                                  1999         1998         1997
                                  ----         ----         ----
Net income (in millions):
 As reported                     $   970.9    $   806.7    $   557.4
 Pro forma                           951.5        794.8        553.5
Basic earnings per share:
 As reported                     $     1.95   $     1.67   $     1.21
 Pro forma                             1.91         1.65         1.20
Diluted earnings per share:
 As reported                     $     1.88   $     1.59   $     1.12
 Pro forma                             1.85         1.56         1.11

Note G: Taxes on Income

The components of income tax expense are as follows (in millions):

                                     1999        1998        1997
                                     ----        ----        ----
Current:
 Federal                           $  333.7    $  398.8    $  303.6
 State                                 62.3        80.0        57.5
 Foreign                               62.4        52.0        37.8
                                   --------    --------    --------
                                      458.4       530.8       398.9
                                   --------    --------    --------
Deferred:
 Federal                              188.9        44.4        40.4
 State                                 38.1        12.2         8.4
 Foreign                               17.7         2.8         7.1
                                   --------    --------    --------
                                      244.7        59.4        55.9
                                   --------    --------    --------
                                   $  703.1    $  590.2    $  454.8
                                   ========    ========    ========

Extraordinary losses are presented net of related tax benefits. Therefore, 1997 income tax expense excludes the $41.1 million tax benefit on an extraordinary loss related to the early retirement of debt. Tax benefits from the exercise of employee stock options of $77.0 million in 1999, $85.2 million in 1998 and $42.4 million in 1997 were credited directly to paid-in capital and, therefore, are excluded from income tax expense.

The reconciliation of the provision for income taxes at the U.S. federal statutory income tax rate to the Company's income taxes is as follows (dollars in millions):

                                     1999        1998        1997
                                     ----        ----        ----
Statutory rate                           35%         35%         35%
Income tax expense using
 federal statutory rate            $  585.9    $  488.9    $  376.7
State taxes on income net
 of federal benefit                    65.2        59.9        42.8
Taxes provided on equity in
 earnings of unconsolidated
affiliates at rates below
the statutory rate                    (12.1)      (10.0)       (9.4)
Taxes on foreign earnings not
 permanently reinvested                 8.3         7.9         8.9
Nondeductible expenses
 and amortization                      32.9        17.6        13.6
Difference between
 statutory rate and
 foreign effective rate                16.6        11.1        10.6
Other accruals                          6.3        14.8        11.6
                                   --------    --------    --------
                                   $  703.1    $  590.2    $  454.8
                                   ========    ========    ========

(page 34)

Significant components of the Company's net deferred tax liability at year-end were as follows (in millions):

                                  1999         1998         1997
                                  ----         ----         ----
Deferred tax assets:
Workers' compensation
 and other claims               $  144.7     $  158.5     $  138.8
Accruals not currently
 deductible                        111.3        106.6         80.3
Accrued claims and
 other liabilities                  28.9         48.0         48.8
Employee benefits                   46.1         34.7         18.4
U.S. operating loss
 carryforward                       --           12.1         --
Other assets                        42.7         51.5         14.6
                                --------     --------     --------
                                $  373.7     $  411.4     $  300.9
                                ========     ========     ========

Deferred tax liabilities:
Property                        $ (387.8)    $ (315.7)    $ (280.8)
Prepaid pension costs             (165.4)      (166.4)      (161.3)
LIFO inventory reserves           (171.3)      (125.7)      (106.0)
Investments in
 unconsolidated affiliates          (5.8)       (16.7)       (15.3)
Cumulative translation
 adjustments                        (4.9)        (3.8)       (16.2)
Other liabilities                  (17.6)        --          (18.3)
                                --------     --------     --------
                                  (752.8)      (628.3)      (597.9)
                                --------     --------     --------
Net deferred tax liability      $ (379.1)    $ (216.9)    $ (297.0)
                                ========     ========     ========

(page 35)

Note H: Employee Benefit Plans and Collective Bargaining Agreements

Retirement Plans.

The Company maintains defined benefit, non-contributory retirement plans for substantially all of its employees not participating in multi-employer pension plans.

In connection with the Randall's Acquisition and the Vons Merger, the Company assumed the obligations of Randall's and Vons' retirement plans. The actuarial assumptions for the existing Randall's and Vons retirement plans are comparable to the existing plans of the Company. Randall's and Vons' retirement plans have been combined with Safeway's for financial statement presentation.

The following tables provide a reconciliation of the changes in the retirement plans' benefit obligation and fair value of assets over the two-year period ending January 1, 2000 and a statement of the funded status as of year-end 1999 and 1998 (in millions):

                                        1999           1998
                                        ----           ----
Change in benefit obligation:
Beginning balance                    $  1,165.7     $  1,056.8
Service cost                               54.4           52.5
Interest cost                              81.6           69.7
Plan amendments                            17.5           18.2
Actuarial (gain) loss                    (129.4)          65.1
Acquisition of Randall's                   28.1           --
Benefit payments                          (87.3)         (79.8)
Change in assumption                      (23.4)          (0.5)
Currency translation adjustment            12.5          (16.3)
                                     ----------     ----------
Ending balance                       $  1,119.7     $  1,165.7
                                     ==========     ==========

(page 35)

                                             1999           1998
                                             ----           ----
Change in fair value of plan assets:
Beginning balance                         $  1,766.1     $  1,662.6
Actual return on plan assets                   432.4          193.2
Acquisition of Randall's                        27.6           --
Employer contributions                           0.9            6.8
Benefit payments                               (87.3)         (79.8)
Currency translation adjustment                 13.7          (16.7)
                                          ----------     ----------
Ending balance                            $  2,153.4     $  1,766.1
                                          ==========     ==========


                                             1999            1998
                                             ----            ----
Funded status:
Fair value of plan assets                 $  2,153.4     $  1,766.1
Projected benefit obligation                (1,119.7)      (1,165.7)
                                          ----------     ----------
Funded status                                1,033.7          600.4
Adjustment for difference in book
 and tax basis of assets                      (165.1)        (165.1)
Unamortized prior service cost                  97.2           95.5
Unrecognized gain                             (560.2)        (161.2)
                                          ----------     ----------
Prepaid pension cost                      $    405.6     $    369.6
                                          ==========     ==========

The following table provides the components of 1999, 1998 and 1997 net pension income for the retirement plans (in millions):

                                             1999            1998           1997
                                             ----            ----           ----
Estimated return on assets                $   162.7      $   141.5      $   118.3
Service cost                                  (54.4)         (52.5)         (42.5)
Interest cost                                 (81.6)         (69.7)         (60.1)
Amortization of prior
 service cost                                 (15.4)         (14.3)         (11.6)
Amortization of
 unrecognized gains                            23.8           13.3             --
                                          ---------      ---------      ---------
Net pension income                        $    35.1      $    18.3      $     4.1
                                          =========      =========      =========

Prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. Actuarial gains and losses are amortized over the average remaining service life of active participants when the accumulation of such gains and losses exceeds 10% of the greater of the projected benefit obligation and the fair value of plan assets.

The actuarial assumptions used to determine year-end plan status were as follows:

                                             1999            1998           1997
                                             ----            ----           ----
Discount rate used to
 determine the projected
 benefit obligation:

  United States Plans                           7.8%           6.5%           7.0%
  Canadian Plan                                 7.5            6.3            6.3
  Combined weighted
   average rate                                 7.7            6.5            6.8

Expected return on plan assets:
  United States Plan                            9.0%           9.0%           9.0%
  Canadian Plans                                8.0            8.0            8.0

Rate of compensation increase:

(page 35)

  United States Plan                   5.0%      5.0%      5.0%
  Canadian Plans                       5.0       4.5       4.5

(page 36)

Retirement Restoration Plan

The Retirement Restoration Plan provides death benefits and supplemental income payments for senior executives after retirement. The Company recognized expense of $5.4 million in 1999, $5.0 million in 1998 and $4.3 million in 1997. The aggregate projected benefit obligation of the Retirement Restoration Plan was approximately $48.4 million at year-end 1999 and $53.8 million at year-end 1998.

Multi-Employer Pension Plans

Safeway participates in various multi-employer pension plans, covering virtually all Company employees not covered under the Company's non-contributory pension plans, pursuant to agreements between the Company and employee bargaining units which are members of such plans. These plans are generally defined benefit plans; however, in many cases, specific benefit levels are not negotiated with or known by the employer-contributors. Contributions of $144 million in 1999, $119 million in 1998 and $130 million in 1997 were made and charged to expense.

Under U.S. legislation regarding such pension plans, a company is required to continue funding its proportionate share of a plan's unfunded vested benefits in the event of withdrawal (as defined by the legislation) from a plan or plan termination. Safeway participates in a number of these pension plans, and the potential obligation as a participant in these plans may be significant. The information required to determine the total amount of this contingent obligation, as well as the total amount of accumulated benefits and net assets of such plans, is not readily available. During 1988 and 1987, the Company sold certain operations. In most cases, the party acquiring the operation agreed to continue making contributions to the plans. Safeway is relieved of the obligations related to these sold operations to the extent the acquiring parties continue to make contributions. Whether such sales could result in withdrawal under ERISA and, if so, whether such withdrawals could result in liability to the Company, is not determinable at this time.

Collective Bargaining Agreements

At year-end 1999, Safeway had more than 193,000 full and part-time employees. Approximately 90% of Safeway's employees in the United States and Canada are covered by collective bargaining agreements negotiated with local unions affiliated with one of 12 different international unions. There are approximately 400 such agreements, typically having three-year terms, with some agreements having terms up to five years. Accordingly, Safeway negotiates a significant number of these agreements every year.

Note I: Investment in Unconsolidated Affiliates

At year-end 1999, Safeway's investment in unconsolidated affiliate consists of a 49% ownership interest in Casa Ley, which operates 86 food and general merchandise stores in western Mexico. Income from Safeway's equity investment in Casa Ley, recorded on a one-quarter delay basis, was $34.5 million in 1999, $28.5 million in 1998 and $22.7 million in 1997. Through April 8, 1997, Safeway also owned 15.1 million common shares, or 34.4% of the total shares outstanding of Vons. Vons is now a wholly-owned subsidiary of Safeway, and as of the beginning of the second quarter of 1997, Safeway's consolidated financial statements include Vons' financial position and results of operations. Safeway's share of Vons' earnings was $12.2 million for the first quarter of 1997.

Note J: Related-Party Transactions

The Company holds an 80% interest in Property Development Associates ("PDA"), a partnership formed in 1987 with a company controlled by an affiliate of KKR, to

(page 36)

purchase, manage and dispose of certain Safeway facilities which are no longer used in the retail grocery business. The financial statements of PDA are consolidated with those of the Company, and a minority interest of $19.9 million and $23.9 million at year-end 1999 and 1998, respectively, is included in accrued claims and other liabilities in the accompanying consolidated balance sheets. Safeway paid PDA $2.7 million in 1999, $1.9 million in 1998 and $1.5 million in 1997 for reimbursement of expenses related to management and real estate services provided by PDA.

(page 37)

Note K: Commitments and Contingencies

Legal Matters In July 1988, there was a major fire at the Company's dry grocery warehouse in Richmond, California. Through February 10, 2000, in excess of 126,000 claims for personal injury and property damage arising from the fire have been settled for an aggregate amount of approximately $123.9 million. The Company's loss as a result of the fire damage to its property and settlement of the above claims was substantially covered by insurance.

As of February 10, 2000, there were still pending approximately 2,600 claims against the Company for personal injury (including punitive damages), and approximately 290 separate active claims for property damage, arising from the smoke, ash and embers generated by the fire. A substantial percentage of these claims have been asserted in lawsuits against the Company filed in the Superior Court for Alameda County, California. There can be no assurance that the pending claims will be settled or otherwise disposed of for amounts and on terms comparable to those settled to date.

On July 10, 1998, Safeway was served with a new case filed in the Superior Court for Alameda County, California, authored by the same attorney who had filed a previous class action relating to the Richmond warehouse fire that was dismissed and affirmed on appeal. The July 1998 action, as amended, alleges that Safeway committed fraud and breach of contract in connection with settlements involving the Richmond warehouse fire. The case purports to be filed on behalf of approximately 21,500 individual plaintiffs. Plaintiffs seek damages according to proof, plus interest and punitive damages. On March 5, 1999, the court sustained the Company's demurrer to plaintiffs' fraud claim. On May 20, 1999, the court granted the Company's motion for judgment on the pleadings on plaintiffs' contract claim. Plaintiffs filed a notice of appeal, and the appeal is pending. The Company believes that the claims in this case are without merit and that the judgment of the trial court will be affirmed.

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

On September 13, 1996, a class action lawsuit entitled McCampbell, et al. v. Ralphs Grocery Company, et al., was filed in the Superior Court of San Diego County, California against Vons and two other grocery store chains operating in southern California. The complaint alleged, among other things, that Vons and the other defendants conspired to fix the retail price of eggs in southern California, in violation of the California Cartwright Act, and that they engaged in unfair competition. The court subsequently certified a class of retail purchasers of white chicken eggs by the dozen in southern California from September 1992 to October 1997. A jury trial commenced in July 1999, and plaintiffs asked the jury to award damages against Vons (before trebling) of $36.8 million. On September 2, 1999, the jury returned a verdict in favor of Vons and the other defendants. On October 15, 1999, the court denied plaintiffs'

(page 37)

motion for judgment notwithstanding the verdict or a new trial, and also denied their motion for judgment on the unfair competition claim. On November 1, 1999, judgment was entered in favor of defendants, and plaintiffs appealed. The appeal is pending. The Company believes that plaintiffs have no meritorious grounds for an appeal and expects the judgment to be affirmed.

Safeway acquired Dominick's in November 1998. At that time, there was pending against Dominick's a class action lawsuit that had been filed in the U.S. District Court for the Northern District of Illinois in March 1995, alleging gender discrimination and seeking compensatory and punitive damages in an unspecified amount. The lawsuit also alleged national origin discrimination, but the court denied plaintiffs' class certification motion as to those claims. On December 20, 1999, the court granted the parties' request for preliminary approval of a proposed settlement agreement that provides for the Company, while denying all liability, to implement job posting programs and other similar forms of relief, to establish a $7.7 million settlement fund to be available for distribution to eligible class members, and to pay attorneys' fees to current and former class counsel in the maximum amount of $2.2 million. These amounts are included in Other Accrued Liabilities at year-end 1999. The court has scheduled a final fairness hearing on the proposed settlement for March 31, 2000.

(page 38)

In April 1999, a lawsuit entitled Sanders, et al. v. Lucky Stores, Inc., et al. was filed in the California Superior Court, San Francisco County, against the Company and five other retail grocery store operations. The complaint alleges, among other things, that the Company conspired with the other defendants to fix the retail price of milk in six San Francisco Bay Area counties in violation of the California Cartwright Act and the California Unfair Competition Act. The plaintiffs purport to bring the lawsuit as a class action on behalf of all persons who reside, and who purchased milk from the defendants, in the Bay Area counties from April 1995 to the present. The complaint seeks unspecified damages, an injunction enjoining the defendants from fixing the price of milk and restitution of profits earned through the allegedly unlawful practices. If damages were to be awarded, they may be trebled under the applicable statute. On November 5, 1999, the defendants filed a motion for summary judgment.

Subsequently, plaintiffs began entering into settlement agreements with various defendants. On February 9, 2000, plaintiffs and the Company agreed in principle to a settlement whereby the action would be dismissed and the Company, without admitting liability, would pay $15,000 in cash and make $17,500 worth of product donations to local food banks. The settlement agreement must be documented and submitted to the court for approval.

Commitments

The Company has commitments under contracts for the purchase of property and equipment and for the construction of buildings. Portions of such contracts not completed at year-end are not reflected in the consolidated financial statements. These unrecorded commitments were $94.2 million at year-end 1999.

Note L: Segments

Safeway's retail grocery business, which represents more than 98% of consolidated sales and operates in the United States and Canada, is its only reportable segment.

The following table presents information about the Company by geographic area (in millions):

                                                            U.S.        Canada         Total
                                                            ----        ------         -----
1999

Sales                                                  $  25,535.3    $  3,324.6    $  28,859.9

(page 38)

Operating profit                                           1,815.4         182.5        1,997.9
Income before income taxes                                 1,499.0         175.0        1,674.0
Total assets                                              13,960.2         940.1       14,900.3

1998

Sales                                                  $  21,241.7    $  3,242.5    $  24,484.2
Operating profit                                           1,467.3         134.4        1,601.7
Income before income taxes                                 1,272.3         124.6        1,396.9
Total assets                                              10,541.9         847.7       11,389.6

1997

Sales                                                  $  19,075.9    $  3,407.9    $  22,483.8
Operating profit                                           1,169.6         110.1        1,279.7
Income before income taxes and extraordinary loss            978.4          97.9        1,076.3
Total assets                                               7,613.7         880.2        8,493.9


(page 39)

Note M: Computation of Earnings Per Share

                                                    1999                    1998                    1997
 (in millions, except                       --------------------    --------------------    ---------------------
   per-share amounts)                       Diluted      Basic      Diluted      Basic      Diluted       Basic
Income before extraordinary loss            $ 970.9     $  970.9    $  806.7    $  806.7    $  621.5     $  621.5
Extraordinary loss                               --         --          --          --         (64.1)       (64.1)
Net income                                  $ 970.9     $  970.9    $  806.7    $  806.7    $  557.4     $  557.4
                                            =======     ========    ========    ========    ========     ========
Weighted average common
 shares outstanding                           498.6        498.6       482.8       482.8       462.3        462.3
                                                        ========                ========                 ========
Common share equivalents                       16.8                     26.0                    35.4
Weighted average shares outstanding           515.4                    508.8                   497.7
                                            =======                 ========                ========
Earnings per common share
 and common share equivalent:
  Income before extraordinary loss          $  1.88     $   1.95    $   1.59    $   1.67    $   1.25     $   1.35
  Extraordinary loss                             --        --          --          --          (0.13)       (0.14)
                                            -------     --------    --------    --------    --------     --------
  Net income                                $  1.88     $   1.95    $   1.59    $   1.67    $   1.12     $   1.21
                                            =======     ========    ========    ========    ========     ========
Calculation of common share
 equivalents:

 Options and warrants to purchase
  common shares                                37.7                     48.0                    58.6
 Common shares assumed purchased
  with potential proceeds                     (20.9)                   (22.0)                  (23.2)
 Common share equivalents                      16.8                     26.0                    35.4
                                            =======                 ========                ========
Calculation of common shares assumed

(page 39)

 purchased with potential
  proceeds:

  Potential proceeds from exercise
   of options and warrants to
   purchase common shares                    $986.8                   $913.9                   $597.4
  Common stock price used under
   the treasury stock method                 $ 47.26                  $ 41.60                  $ 25.75
  Common shares assumed purchased
   with potential proceeds                     20.9                     22.0                     23.2

(page 40)

Note N: Quarterly Information (Unaudited)

The summarized quarterly financial data presented below reflect all adjustments which, in the opinion of management, are of a normal and recurring nature necessary to present fairly the results of operations for the periods presented.

                                               Last 16       Third 12      Second 12       First 12           52
(in millions, except per-share amounts)         Weeks          Weeks         Weeks           Weeks           Weeks
---------------------------------------         -----          -----         -----           -----           -----
1999
Sales                                       $   28,859.9    $   9,934.7   $    6,475.0   $    6,337.0    $   6,113.2
Gross profit                                     8,510.7        2,875.3        1,918.8        1,895.0        1,821.6
Operating profit                                 1,997.9          649.9          453.3          469.6          425.2
Income before income taxes                       1,674.0          526.4          385.2          401.4          361.1
Net income                                         970.9          305.3          223.4          236.4          205.8
Earnings per share:
Basic                                       $       1.95    $      0.60   $       0.45   $       0.48    $      0.42
Diluted                                             1.88           0.59           0.44           0.46           0.40
Price range, New York Stock Exchange             62 7/16         46 7/4             55             56        62 7/16
                                              to 29 5/16     to 29 5/16    to 42 11/16    to 43 15/16     to 50 5/16


                                               Last 16       Third 12      Second 12       First 12           52
(in millions, except per-share amounts)         Weeks          Weeks         Weeks           Weeks           Weeks
1998
Sales                                       $   24,484.2    $   7,922.6    $   5,589.0    $   5,583.3    $   5,389.3
Gross profit                                     7,124.5        2,288.1        1,650.1        1,622.2        1,564.1
Operating profit                                 1,601.7          511.8          377.8          380.9          331.2
Income before income taxes                       1,396.9          441.6          335.5          334.4          285.4
Net income                                         806.7          255.0          193.7          193.2          164.8
Earnings per share:
Basic                                       $       1.67    $      0.52    $      0.40    $      0.40    $      0.34
Diluted                                             1.59           0.50           0.38           0.38           0.33
Price range, New York Stock Exchange              61 3/8         61 3/8         46 3/4        40 7/16         37 1/4
                                               to 30 1/2      to 37 5/8      to 37 1/4          to 34      to 30 1/2

(page 41)

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

There are inherent limitations in the effectiveness of any system of internal control, including the possibility of circumvention or overriding of controls. Accordingly, even an effective internal control system can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of an internal control system can change with circumstances. As of January 1, 2000, Safeway believes its system of internal controls over financial reporting was effective for providing reliable financial statements.




/s/ Steven A. Burd                          /s/ David G. Weed
    Chairman, President and                     Executive Vice President
    Chief Executive Officer                     and Chief Financial Officer

(page 41)

Independent Auditors' Report

The Board of Directors and
Stockholders of Safeway Inc:

We have audited the accompanying consolidated balance sheets of Safeway Inc. and subsidiaries as of January 1, 2000 and January 2, 1999, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three fiscal years in the period ended January 1, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Safeway Inc. and subsidiaries as of January 1, 2000 and January 2, 1999, and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 1, 2000 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP


San Francisco, California
February 25, 2000