Form 10-K405, Exhibit 13
period 2000-12-30
SAFEWAY INC
filed 2001-03-26
CIK 86144

                                                                    EXHIBIT 13.1

                        Safeway Inc. 2000 Annual Report

                           GROWTH THROUGH LEADERSHIP


                                   [PICTURES]

COMPANY PROFILE

Safeway Inc. is one of the largest food and drug retailers in North America. As of December 30, 2000, the company operated 1,688 stores in the Western, Southwestern, Rocky Mountain and Mid-Atlantic regions of the United States and in western Canada. In support of its stores, Safeway has an extensive network of distribution, manufacturing and food processing facilities.

       In early February 2001, Safeway acquired Genuardi's Family Markets, Inc. which, at the close of the transaction, operated 39 stores in Pennsylvania, Delaware and New Jersey.

       Safeway also holds a 49% interest in Casa Ley, S.A. de C.V., which at December 30, 2000 operated 97 food and general merchandise stores in western Mexico.

                                     [MAP]

PERCENTAGE OF STORES WITH
SPECIALTY DEPARTMENTS

                   2000            1996
                   ----            ----
Bakery              94%            80%
Deli                95             91
Floral              90             94
Pharmacy            69             58

MANUFACTURING AND
PROCESSING FACILITIES

                                                    Year-end 2000
                                                 -------------------
                                                 U.S.         Canada
                                                 ----         ------
Milk Plants                                       7             3
Bread Baking Plants                               6             2
Ice Cream Plants                                  4             2
Cheese and Meat Packaging Plants                  1             2
Soft Drink Bottling Plants                        4            --
Fruit and Vegetable Processing Plants             2             3
Other Food Processing Plants                      3             1
Pet Food Plant                                    1            --
                                                 --            --
                                                 28            13
                                                 ==            ==

[SAFEWAY LOGO]
[PAK 'N SAVE FOODS LOGO]
[VONS LOGO]
[PAVILIONS LOGO]
[DOMINICK'S LOGO]
[CARRS LOGO]
[RANDALLS LOGO]
[TOM THUMB LOGO]
[GENUARDI'S LOGO]


CONTENTS

Letter to Stockholders                                 2
Growth Through Leadership                              5
Company in Review                                     14
Five-Year Summary Financial Information               18
Financial Review                                      19
Consolidated Financial Statements                     23
Notes to Consolidated Financial Statements            29
Management's Report                                   44
Independent Auditors' Report                          45
Directors and Principal Officers                      46
Investor Information                                  47

FINANCIAL HIGHLIGHTS

                                                             52 Weeks              52 Weeks              52 Weeks
(Dollars in millions, except per-share amounts)                2000                  1999                  1998
                                                            ----------            ----------            ----------
FOR THE YEAR:
Sales                                                       $ 31,976.9            $ 28,859.9            $ 24,484.2
Gross profit                                                   9,494.5               8,510.7               7,124.5
Operating profit                                               2,281.7               1,997.9               1,601.7
Net income                                                     1,091.9                 970.9                 806.7
Diluted earnings per share                                        2.13                  1.88                  1.59
Capital expenditures (Note 1)                                  1,755.7               1,485.6               1,189.7

AT YEAR-END:
Common shares outstanding (in millions) (Note 2)                 504.1                 493.6                 490.3
Retail square feet (in millions)                                  73.6                  70.8                  61.6
Number of stores                                                 1,688                 1,659                 1,497

Note 1: Defined in the table on page 16 under "Capital Expenditure Program."
Note 2: Net of 64.3 million, 65.4 million and 60.6 million shares held in treasury in 2000, 1999 and 1998, respectively.


                                    [GRAPH]


96             $0.97
97             $1.25
98             $1.59
99             $1.88
00             $2.13


DILUTED EARNINGS
PER SHARE
(Before extraordinary loss)


                                    [GRAPH]


96             7.18%
97             7.70%
98             8.75%
99             9.35%
00             9.76%

OPERATING
CASH FLOW(*)
(% of sales)


                                    [GRAPH]


96             6.94x
97             7.18x
98             9.11x
99             7.45x
00             6.83x

INTEREST
COVERAGE RATIO(*)

*Defined on page 21

TO OUR STOCKHOLDERS

                                   [PICTURE]

Safeway continued to perform exceptionally well in 2000, the company's 75th year of operation. We exceeded $1 billion in earnings for the first time, improved our already strong gross profit and operating cash flow margins, accelerated our capital spending program and initiated another promising acquisition.

OPERATING AND FINANCIAL RESULTS

As indicated in the highlights below, we recorded strong operating results in 2000.

Net income increased 12.5% to $1.1 billion ($2.13 per share) from $971 million ($1.88 per share) in 1999. Excluding the estimated effects of a strike involving the operator of our northern California distribution center described below, net income in 2000 was up 19.3% to $1.2 billion ($2.26 per share).

Total sales rose 11% to $32.0 billion, primarily due to strong store operations, new store openings and the Randall's acquisition completed in the fourth quarter of 1999. On a strike-adjusted basis, comparable-store sales increased 3.3%, while identical-store sales (which exclude replacement stores) were up 2.7%.

Gross profit, adjusted for the effects of the strike, improved 64 basis points to 29.93% of sales from pro forma results in 1999. The increase reflects continuing improvements in buying practices and product mix.

On a pro forma basis, operating and administrative expense, excluding the effects of the strike, declined 11 basis points to 22.49% of sales. This was the eighth consecutive year of improvement in our O&A expense-to-sales ratio.

Operating cash flow as a percentage of sales on a strike-adjusted basis reached 10.05%, our best ever and one of the highest EBITDA levels in the industry.

Our interest coverage ratio (operating cash flow divided by interest expense) remained a strong

6.83 times despite the additional debt incurred to finance the acquisition of Randall's in September 1999 and the repurchase of Safeway stock in late 1999.

       During the fourth quarter of 2000, there was a 47-day strike involving the Teamsters union and Summit Logistics, the company that operates our Northern California Division's distribution center. Although the strike was settled on favorable terms, it had a one-time adverse effect on sales, product costs and distribution expenses at 246 Safeway stores in northern California, Nevada and Hawaii. We estimate the strike reduced fourth-quarter earnings by approximately $0.13 per share.

CAPITAL SPENDING

Capital spending increased to approximately $1.8 billion in 2000. During the year we opened 75 new stores, expanded or remodeled 275 existing ones and closed 46 older stores, resulting in a 4% net addition to total retail square footage. In 2001 we expect to invest more than $2.1 billion and open 90 to 95 new stores while completing some 250 remodels.

       At Safeway, capital spending is a carefully planned, highly disciplined process. Projects are tracked over an extended period to measure actual results against targeted rates of return.

       Almost 85% of our sales come from stores located in areas growing faster than the national average in the U.S. and Canada. By concentrating the majority of our capital spending in attractive, high-growth areas where we command strong market positions, we believe we enhance our prospects for long-term sales growth and operating margin improvement.

ACQUISITIONS

In early February 2001, we acquired Genuardi's Family Markets, Inc. which, at the close of the transaction, operated 39 stores in Pennsylvania, Delaware and New Jersey. One of the region's leading supermarket chains, Genuardi's is renowned for superior-quality perishables and great customer service. Its operating philosophy and corporate culture should mesh well with Safeway's.

       Later in February 2001, we purchased 11 ABCO stores in Arizona to complement our 89-store Phoenix Division. We anticipate considerable benefits from the combined operation.

       Acquisitions continue to be a key element of our long-range growth strategy. As additional assets that meet our criteria become available, we intend to evaluate them for possible purchase.

COMMUNITY INVOLVEMENT

During 2000 we made cash and in-kind contributions to numerous non-profit organizations throughout the communities we serve.

       Among these donations was approximately $20 million worth of merchandise to food banks and various programs to assist the hungry. We also contributed over $20 million to local schools through innovative fundraising programs. In addition, we supported hundreds of local civic, charitable and cultural organizations within our operating areas.

       Since becoming a corporate sponsor of Easter Seals in 1985, the company and its employees have raised almost $65 million to help people with disabilities lead more productive, independent lives.

       At Safeway, we believe integrating our values with our work is good business as well as good corporate citizenship.

OUTLOOK

Looking ahead, we are encouraged by several positive developments:

The increasing proficiency of our store-level execution -- from friendly service and fast checkout to appealing displays and good in-stock condition -- which we believe gives us a significant competitive advantage. Of further benefit, the Genuardi's acquisition should add approximately $1 billion in annual sales going forward.

The continuing expansion of our gross margin, largely the result of improved buying practices, better shrink control and growing consumer acceptance of our award-winning private label brands.

The exceptional productivity of our capital spending program. Our new stores are achieving profitability faster and accounting for a significantly larger share of overall earnings growth. We intend to invest greater amounts of capital at higher levels of return.

As we look back on 2000 -- and over the preceding 74 years of Safeway's history -- we are gratified by our achievements. They reflect the dedication and hard work of our employees, who take pride in executing our priorities and outperforming the competition. With their ongoing support, we look for continued progress in 2001 and beyond.


/s/ Steven A. Burd

Steven A. Burd
Chairman, President and Chief Executive Officer
February 22, 2001

                           GROWTH THROUGH LEADERSHIP

DURING THE PAST 75 YEARS, ANNUAL SALES AT SAFEWAY HAVE INCREASED MORE THAN A THOUSANDFOLD FROM A $30 MILLION BASE IN 1926. WE HAVE ACHIEVED THIS GROWTH BY STRIVING TO SATISFY SHOPPERS BETTER THAN OUR COMPETITORS. CONSUMERS TODAY LEAD BUSY, DEMANDING LIVES. TO RESPOND TO THEIR CHANGING NEEDS MORE EFFECTIVELY, WE ARE USING TECHNOLOGY TO IMPROVE THEIR SHOPPING EXPERIENCE.WE ARE ALSO DELIVERING EXCEPTIONAL VALUE BY OFFERING TIME-PRESSED SHOPPERS SUPERIOR QUALITY, SELECTION AND SERVICE AT COMPETITIVE PRICES -- ALL IN CONVENIENT, ATTRACTIVE FACILITIES. AT SAFEWAY THE CUSTOMER ALWAYS HAS BEEN, AND ALWAYS WILL BE, THE CENTRAL FOCUS OF EVERYTHING WE DO. THIS FOCUS, WHICH HELPED SHAPE OUR PAST, CONTINUES TO BE A GUIDING FORCE BEHIND OUR CURRENT SUCCESS AND PROMISING FUTURE.

Growth Through Leadership: Yesterday

75 YEARS OF
INNOVATION

1926
> Safeway incorporated in Maryland.

1928
> Safeway common stock listed on NYSE.

1929
> Canada Safeway Ltd. established in Winnipeg.

1931
> After acquiring 1,400-store McMarr chain, Safeway reaches all-time high of 3,257 stores.

1966
> Central data processing established in Oakland, California.

1977
> Company consolidates its private-label manufacturing divisions into a single complex in Walnut Creek, California.

1981 > Safeway enters into a joint venture with Casa Ley,S.A.,acquiring a 49% interest in Mexican retailer.

1985
> Australia Division sold to Woolworth's Ltd.

1986 > Company is taken private via a leveraged buyout with Kohlberg Kravis Roberts & Co.

1987 > Safeway divests United Kingdom,Dallas,Salt Lake City,El Paso and Oklahoma Divisions,as well as its Liquor Barn subsidiary.

A TRADITION OF INNOVATION

Safeway was first incorporated 75 years ago, on March 24, 1926, upon payment of a $960 tax and a $15 recording fee to the state of Maryland. However, we trace our roots back to 1915 and the small Idaho town of American Falls, where Marion
B. Skaggs bought his father's tiny grocery store for $1,088. Less than 11 years later, with the help of his five brothers and other pioneering grocers, Skaggs built his fledgling organization to 428 grocery stores and meat markets spanning 10 western states. In 1926 these units merged with the 322 former Sam Seelig stores in southern California (which had adopted the name "Safeway" the previous year). The combined company was called Safeway, with M. B. Skaggs as chief executive. From the beginning, the company has been an industry leader in developing innovative programs to help consumers make wiser buying decisions. We believe we were the first grocer to price produce by the pound rather than by the piece or bunch. As early as 1935, we were including expiration dates on labels of perishable products to ensure freshness. We also helped pioneer unit pricing to show both the total price and the price per


                                   [PICTURES]
pound, ounce or other unit of measure. On nutritional labeling as well, we moved early and voluntarily to provide useful information to consumers.

       At only 576 square feet in overall size, Mr. Skaggs' first store was minuscule compared to our 55,000 square-foot-prototype superstore today. The progression from small to large stores has been continuous over the years, keeping pace with consumers' changing needs and interests. Here, too, Safeway has been a champion of innovation. In the 1930s, for example, our stores were among the first to have adjacent parking lots. Decades later, we helped lead the way in recycling, electronic scanning, energy management, computerized inventory control and a host of other operational improvements that have enabled us to serve our customers better at lower cost. Although the scope and complexity of our business have changed dramatically since 1926, our basic operating philosophy remains the same. Central to that philosophy is a disarmingly simple idea: Take care of our customers, employees and stockholders, and share with them the success they help make possible. This principle has enabled Safeway to emerge from humble beginnings to its current status as one of North America's preeminent food and drug retailers.

1988
> Company divests Kansas City,Little Rock and Houston Divisions and parts of Richmond Division.

> Safeway sells Southern California Division to The Vons Companies,Inc., receiving a 30% interest in Vons along with cash proceeds.

1990 > Safeway becomes a publicly traded company again, selling 46 million shares in IPO.

1993 > Steve Burd,a longtime consultant to Safeway, is named CEO and begins implementing a new growth strategy.

1997
> Safeway and Vons merge, with Safeway acquiring the Vons common shares it did not already own.

1998
> Safeway common stock is added to S&P Index.

> Company acquires Dominick's Supermarkets, Inc.

1999
> Safeway acquires Carr-Gottstein Foods Co.

> Company acquires Randall's Food Markets, Inc.

2000
> Safeway announces acquisition of Genuardi's Family Markets,Inc.

> Company joins 10 other leading international retailers as a founding member of the WorldWide Retail Exchange.


                                   [PICTURES]

2000
HIGHLIGHTS

> Same-store sales growth

> Cost reduction

> Working capital management

> Operating cash flow margin expansion

> Earnings-per-share growth

CONTINUED PERFORMANCE

During the past eight years, Safeway has consistently ranked among the industry's leaders in the following key measures of financial performance: same-store sales growth, cost reduction, working capital management, operating cash flow margin expansion and earnings-per-share growth.(*)

       We have achieved these results by focusing on the three priorities detailed on the following pages.

(*)Based on latest available information


                                   [PICTURES]

INCREASING SALES Driving top-line growth is an ongoing priority at Safeway. We have led our sector in same-store sales growth for six of the last eight years, increasing annual sales in continuing stores at almost twice the average rate of the nearest competitor. To sustain our growth, we continue to focus on sales-building strategies designed to attract new customers and increase purchases by current shoppers. With the Genuardi's acquisition, our fifth in the last four years, we have added approximately $1 billion in annual sales and extended our geographic reach into Pennsylvania, Delaware and New Jersey.

2000
HIGHLIGHTS

With 1,160 in-store pharmacies at year-end 2000,we were the eighth largest drug retailer in North America.

We introduced 170 new items to our Safeway SELECT line of premium quality products,bringing the total count to 1,123 items.

We added fuel stations to a number of our stores in 2000 and plan to add more in 2001.

Almost 85% of our stores were located in areas with above-average population growth.


                                    [GRAPH]


96        5.8%
97        2.3%
98        4.1%
99        2.2%
00(*)     2.8%


ANNUAL SAME-STORE SALES GROWTH

-  Comparable-Store Sales Growth
-  Identical-Store Sales Growth

Our sales gains in continuing stores have been among the best in the supermarket industry.

- 2000 same-store sales growth was reduced by an estimated 50 basis points because of the northern California distribution center strike.

Growth Through Leadership: Today

2000 HIGHLIGHTS

We continued to exchange best practices throughout the company to improve our cost structure and become more efficient.

We became a founding member of the WorldWide Retail Exchange,a web-based, business-to-business marketplace developed to reduce product procurement costs.

We began converting Randall's accounting and merchandising applications to Safeway's automated systems.

We launched a major initiative to reduce product damage and distress, and to eliminate or curtail other causes of "shrink."


                                    [GRAPH]


96                  48
97(*)               35
98                  28
99(*)               30
00(*)               4


IMPROVEMENT IN OPERATING AND ADMINISTRATIVE EXPENSE MARGIN
(In basis points)

Our O&A expense-to-sales margin declined again in 2000, continuing an eight-year trend.

(*) Pro forma as defined on page 19. The northern California distribution center strike adversely affected 2000 by an estimated seven basis points.

CONTROLLING COSTS Pro forma operating and administrative expense as a percentage of sales declined for the eighth consecutive year in 2000. No other food and drug retailer comes close to matching this record of ongoing improvement in its cost structure. Building on this trend, we continue to find new opportunities for significant savings in operating and administrative expense. In addition, we expect to improve our buying practices and reduce product costs, further expanding our gross margin. We try to run the business at its simple best - to exceed our customers' expectations at the lowest cost.


                                   [PICTURES]

MANAGING CAPITAL Strong operating results enabled us to increase capital spending again, to $1.8 billion in 2000 from $1.5 billion the year before. We invested two-thirds of these funds in new and remodeled stores, with the balance allocated to support operations. In the aggregate, capital projects continue to exceed our targeted return-on-investment rate. These projects contribute significantly to earnings growth and add substantial long-term value to the company. At year-end 2000, approximately 70% of our store system had been newly built, enlarged or extensively remodeled during the preceding five years.

                                   [PICTURES]

2000
HIGHLIGHTS

We opened 75 new stores and expanded or remodeled 275 existing stores, increasing total retail square footage by 4%.

The vast majority of our newly opened stores continued to produce exceptionally strong operating and financial results.

We maintained negative working capital for the seventh consecutive year by managing inventory and payables effectively.

Our interest coverage ratio remained at a strong 6.8 times in 2000 despite additional debt incurred to finance acquisitions.


                                    [GRAPH]


96             $0.6
97             $0.8
98             $1.2
99             $1.5
00             $1.8

CAPITAL
EXPENDITURES
(In billions)

Capital investments have increased steadily, reflecting strong operating results.

Growth Through Leadership: Tomorrow

25M HOUSEHOLDS

100M TRANSACTIONS A MONTH

EXTENDING THE ENTERPRISE

Taking an unconventional look at our business, we see interesting possibili-ties for leveraging our asset base to generate additional revenue and profit streams not factored into our growth assumptions. Some of these potential new business opportunities could stem from non-traditional uses of intangible assets such as our customer reach, our network and our purchasing and manufacturing scale.

OUR CUSTOMER REACH We serve some 25 million households and complete more than 100 million transactions each month. With the emerging technologies we are now pursuing, advertisers could deliver high-impact messages through our stores, reaching an equivalent audience at a fraction of the cost of conventional media.


                                   [PICTURES]

OUR NETWORK Through our expansive store network - almost 74 million square feet of retail space in prime, convenient locations - we now partner with other network-based businesses to provide shoppers with non-traditional services such as banking. Similar opportunities exist for other routine household needs.

OUR PURCHASING AND MANUFACTURING SCALE With buying expertise in more than 80 product categories and manufacturing capabilities in 41 plants, we could create a wide range of new business opportunities in addition to our existing third-party procurement and production arrangements.

       While we are currently evaluating many such opportunities and are developing a few that we believe have the greatest potential, our principal focus remains on our core business of food and drug retailing.


                                   [PICTURES]


74M SQUARE FEET OF RETAIL SPACE

41 MANUFACTURING PLANTS

Safeway Inc. and Subsidiaries

COMPANY IN REVIEW

Safeway Inc. ("Safeway" or the "Company") is one of the largest food and drug retailers in North America, with 1,688 stores at year-end 2000.

       The Company's U.S. retail operations are located principally in California, Oregon, Washington, Alaska, Colorado, Arizona, Texas, the Chicago metropolitan area and the Mid-Atlantic region. The Company's Canadian retail operations are located principally in British Columbia, Alberta and Manitoba/Saskatchewan. In support of its retail operations, the Company has an extensive network of distribution, manufacturing and food processing facilities.

       During 2000, the Company invested $40 million cash and entered into strategic alliance and grocery supply agreements with GroceryWorks.com, an internet grocer.

       In addition, Safeway has a 49% interest in Casa Ley, S.A. de C.V. ("Casa Ley") which operates 97 food and general merchandise stores in western Mexico.

ACQUISITION OF GENUARDI'S FAMILY MARKETS, INC. ("GENUARDI'S") In February 2001, Safeway acquired all of the assets of Genuardi's for approximately $530 million in cash (the "Genuardi's Acquisition"). The Genuardi's Acquisition will be accounted for as a purchase and was funded through the issuance of commercial paper and debentures.

       Genuardi's operates 39 stores in the greater Philadelphia, Pennsylvania area, including New Jersey and Delaware, and had annualized sales of approximately $1 billion prior to the acquisition.

STORES Safeway's average store size is approximately 44,000 square feet. Safeway's primary new store prototype is 55,000 square feet and is designed both to accommodate changing consumer needs and to achieve certain operating efficiencies. The Company determines the size of a new store based on a number of considerations, including the needs of the community the store serves, the location and site plan, and the estimated return on capital invested.

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

       The following table summarizes Safeway's stores by size at year-end 2000:

                                       Number            Percent
                                      of Stores          of Total
                                      ---------          --------
Less than 30,000 square feet              318               19%
30,000 to 50,000                          784               46
More than 50,000                          586               35
                                        -----              ---
Total stores                            1,688              100%
                                        =====              ===

STORE OWNERSHIP At year-end 2000, Safeway owned approximately one-third of its stores and leased its remaining stores. In recent years, the Company has preferred ownership because it provides control and flexibility with respect to financing terms, remodeling, expansions and closures.

MERCHANDISING Safeway's operating strategy is to provide value to its customers by maintaining high store standards and a wide selection of high quality products at competitive prices. To provide one-stop shopping for today's busy shoppers, the Company emphasizes high quality produce and meat, as well as specialty departments, including in-store bakery, delicatessen, floral and pharmacy.

                                                   Safeway Inc. and Subsidiaries


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

       The Safeway SELECT line of products includes carbonated soft drinks; unique salsas; the Indulgence line of cookies and other sweets; the Verdi line of fresh and frozen pastas, pasta sauces and olive oils; Artisan fresh-baked breads; Twice-the-Fruit yogurt; NutraBalance pet food; Ultra laundry detergents and dish soaps; and Softly paper products. The Safeway SELECT line also includes an extensive array of ice creams, frozen yogurts and sorbets; Healthy Advantage items such as low-fat ice creams and low-fat cereal bars; and Gourmet Club frozen entrees and hors d'oeuvres.

       In addition, Safeway has repackaged over 2,500 corporate brand products primarily under the Safeway, Lucerne and Mrs. Wright's labels.

MANUFACTURING AND WHOLESALE The principal function of manufacturing operations is to purchase, manufacture and process private label merchandise sold in stores operated by the Company. As measured by sales dollars, approximately one-third of Safeway's private label merchandise is manufactured in company-owned plants, and the remainder is purchased from third parties.

       Safeway's Canadian subsidiary has a wholesale operation that distributes both national brands and private label products to independent grocery stores and institutional customers.

       Safeway operated the following manufacturing and processing facilities at year-end 2000:

                                                 U.S.         Canada
                                                 ----         ------
Milk plants                                       7             3
Bread baking plants                               6             2
Ice cream plants                                  4             2
Cheese and meat packaging plants                  1             2
Soft drink bottling plants                        4            --
Fruit and vegetable processing plants             2             3
Other food processing plants                      3             1
Pet food plant                                    1            --
                                                 --            --

Total                                            28            13
                                                 ==            ==

       In addition, the Company operates laboratory facilities for quality assurance and research and development in certain of its plants and at its corporate offices.

DISTRIBUTION Each of Safeway's 12 retail operating areas is served by a regional distribution center consisting of one or more facilities. Safeway has 16 distribution/warehousing centers (13 in the United States and three in Canada), which collectively provide the majority of all products to Safeway stores. Safeway's distribution centers in northern California and Maryland are operated by third parties. Safeway also sources product from an additional distribution center in British Columbia that is owned and operated by a third party.

CAPITAL EXPENDITURE PROGRAM

A component of the Company's long-term strategy is its capital expenditure program. The program funds, among other things, new stores, remodels, manufacturing plants, distribution facilities and information technology advances. Over the last several years, Safeway management has significantly strengthened its program to select and approve new capital investments, resulting in continuing strong returns on investment.

Safeway Inc. and Subsidiaries


       The table below reconciles cash paid for property additions reflected in the consolidated statements of cash flows to Safeway's broader definition of capital expenditures, and also details changes in the Company's store base over the last three years:

(Dollars in millions)                         2000                  1999                  1998
                                            --------              --------              --------
Cash paid for property additions            $1,572.5              $1,333.6              $1,075.2
Less: Purchases of previously
  leased properties                            (37.4)                (37.2)                (35.7)
Plus: Present value of all lease
  obligations incurred                         201.1                 179.5                 117.4
Mortgage notes assumed
  in property acquisitions                      19.5                   9.7                  32.8
                                            --------              --------              --------

Total capital expenditures                  $1,755.7              $1,485.6              $1,189.7
                                            ========              ========              ========

Capital expenditures as
  a percent of sales                             5.5%                  5.1%                  4.9%
Stores opened (Note 1)                            75                    67                    46
Stores closed or sold                             46                    54                    30
Remodels (Note 2)                                275                   251                   234
Total retail square footage
  at year-end (in millions)                     73.6                  70.8                  61.6

Note 1: Excludes acquisitions.
Note 2: Defined as store projects (other than maintenance) generally requiring expenditures in excess of $200,000.

       Improved operations and lower project costs have kept the return on capital projects at a high level, allowing Safeway to increase capital expenditures to $1.8 billion in 2000 and open 75 stores and remodel 275 stores. In 2001, Safeway expects to spend more than $2.1 billion and open 90 to 95 new stores and complete approximately 250 remodels.

PERFORMANCE-BASED COMPENSATION

The Company has performance-based compensation plans that cover approximately 13,000 management and professional employees. These plans set overall bonus levels based upon both operating results and working capital management. Individual bonuses are based on job performance. Certain employees are covered by capital investment bonus plans that measure the performance of capital projects based on operating performance over several years.

MARKET RISK FROM FINANCIAL INSTRUMENTS

Safeway manages interest rate risk through the strategic use of fixed and variable interest rate debt and, to a limited extent, interest rate swaps. As of year-end 2000, the Company had effectively converted $100 million of its floating-rate debt to fixed-rate debt through an interest rate swap agreement. Under the swap agreement, Safeway pays interest of 6.2% on a $100 million notional amount and receives a variable interest rate based on Federal Reserve rates quoted for commercial paper. This agreement expires in 2007.

       The Company does not utilize financial instruments for trading or other speculative purposes, nor does it utilize leveraged financial instruments. The Company does not consider the potential losses in future earnings, fair values and cash flows from reasonable possible near-term changes in interest rates and exchange rates to be material.

                                                   Safeway Inc. and Subsidiaries


       The table below presents principal amounts and related weighted average rates by year of maturity for the Company's debt obligations at year-end 2000 and 1999 (dollars in millions):

December 30, 2000                     2001          2002          2003          2004          2005       Thereafter       Total
                                    ---------     ---------     ---------     ---------     ---------    ----------     -----------
Commercial paper:
  Principal                                --     $ 2,328.1            --            --            --            --     $ 2,328.1(2)
  Weighted average interest rate           --          7.21%           --            --            --            --          7.21%
Bank borrowings:
  Principal                         $    75.0     $   134.3            --            --            --            --     $   209.3(2)
  Weighted average interest rate         7.18%         6.13%           --            --            --            --          6.51%
Long-term debt:(1)
  Principal                         $   551.8     $   641.2     $   378.6     $   698.6     $     6.5     $ 1,219.0     $ 3,495.7(2)
  Weighted average interest rate         6.76%         7.03%         6.20%         7.42%         7.11%         7.25%         7.05%

January 1, 2000                        2000          2001          2002          2003          2004      Thereafter       Total
                                    ---------     ---------     ---------     ---------     ---------    ----------     -----------
Commercial paper:
  Principal                                --            --     $ 2,358.1            --            --            --     $ 2,358.1(2)
  Weighted average interest rate           --            --          6.81%           --            --            --          6.81%
Bank borrowings:
  Principal                         $   129.7            --     $    75.7            --            --            --     $   205.4(2)
  Weighted average interest rate         6.27%           --          5.18%           --            --            --          5.87%
Long-term debt:(1)
  Principal                         $   427.4     $   548.6     $   637.2     $   377.2     $   700.0     $ 1,225.2     $ 3,915.6(2)
  Weighted average interest rate         5.89%         6.80%         7.03%         6.19%         7.43%         7.25%         6.93%

(1) Primarily fixed-rate debt
(2) Carrying value approximates fair value

Safeway Inc. and Subsidiaries

FIVE-YEAR SUMMARY FINANCIAL INFORMATION

                                                    52 Weeks        52 Weeks        52 Weeks        53 Weeks        52 Weeks
(Dollars in millions, except per-share amounts)      2000             1999           1998             1997            1996
                                                   ----------      ----------      ----------      ----------      ----------
RESULTS OF OPERATIONS
Sales                                              $ 31,976.9      $ 28,859.9      $ 24,484.2      $ 22,483.8      $ 17,269.0
                                                   ==========      ==========      ==========      ==========      ==========
Gross profit                                          9,494.5         8,510.7         7,124.5         6,414.7         4,774.2
Operating and administrative expense                 (7,086.6)       (6,411.4)       (5,466.5)       (5,093.2)       (3,872.1)
Goodwill amortization                                  (126.2)         (101.4)          (56.3)          (41.8)          (10.4)
                                                   ----------      ----------      ----------      ----------      ----------
Operating profit                                      2,281.7         1,997.9         1,601.7         1,279.7           891.7
Interest expense                                       (457.2)         (362.2)         (235.0)         (241.2)         (178.5)
Equity in earnings of
   unconsolidated affiliates (Note 1)                    31.2            34.5            28.5            34.9            50.0
Other income, net                                        10.8             3.8             1.7             2.9             4.4
                                                   ----------      ----------      ----------      ----------      ----------
Income before income taxes
   and extraordinary loss                             1,866.5         1,674.0         1,396.9         1,076.3           767.6
Income taxes                                           (774.6)         (703.1)         (590.2)         (454.8)         (307.0)
                                                   ----------      ----------      ----------      ----------      ----------
Income before extraordinary loss                      1,091.9           970.9           806.7           621.5           460.6
Extraordinary loss, net of
   tax benefit of $41.1                                    --              --              --           (64.1)             --
                                                   ----------      ----------      ----------      ----------      ----------
Net income                                         $  1,091.9      $    970.9      $    806.7      $    557.4      $    460.6
                                                   ==========      ==========      ==========      ==========      ==========

Diluted earnings per share:
   Income before extraordinary loss                $     2.13      $     1.88      $     1.59      $     1.25      $     0.97
   Extraordinary loss                                      --              --              --           (0.13)             --
                                                   ----------      ----------      ----------      ----------      ----------
   Net Income                                      $     2.13      $     1.88      $     1.59      $     1.12      $     0.97
                                                   ==========      ==========      ==========      ==========      ==========

FINANCIAL STATISTICS
Comparable-store sales increases (Note 2)                 2.8%            2.2%            4.1%            2.3%            5.8%
Identical-store sales increases (Note 2)                  2.2%            1.7%            3.7%            1.3%            5.1%
Gross profit margin                                     29.69%          29.49%          29.10%          28.53%          27.65%
Operating and administrative
   expense margin (Note 3)                              22.56%          22.57%          22.56%          22.84%          22.48%
Operating profit margin                                   7.1%            6.9%            6.5%            5.7%            5.2%
Operating cash flow (Note 4)                       $  3,122.1      $  2,698.5      $  2,141.9      $  1,732.3      $  1,239.5
Operating cash flow margin (Note 4)                      9.76%           9.35%           8.75%           7.70%           7.18%
Capital expenditures (Note 5)                      $  1,755.7      $  1,485.6      $  1,189.7      $    829.4      $    620.3
Depreciation                                            704.5           594.2           475.1           414.0           328.1
Total assets                                         15,965.3        14,900.3        11,389.6         8,493.9         5,545.2
Total debt                                            6,495.9         6,956.3         4,972.1         3,340.3         1,984.2
Stockholders' equity                                  5,389.8         4,085.8         3,082.1         2,149.0         1,186.8
Weighted average shares outstanding -
   diluted (in millions)                                511.6           515.4           508.8           497.7           475.7

OTHER STATISTICS
Randall's stores acquired during the year                  --             117              --              --              --
Carrs stores acquired during the year                      --              32              --              --              --
Dominick's stores acquired during the year                 --              --             113              --              --
Vons stores acquired during the year                       --              --              --             316              --
Stores opened during the year                              75              67              46              37              30
Stores closed or sold during the year                      46              54              30              37              37
Total stores at year-end                                1,688           1,659           1,497           1,368           1,052
Remodels completed during the year (Note 6)               275             251             234             181             141
Total retail square footage
   at year-end (in millions)                             73.6            70.8            61.6            53.2            40.7


Note 1. Includes equity in Vons' earnings through the first quarter of 1997.

Note 2. Defined as stores operating the entire year in both the current year and the previous year. Comparable stores include replacement stores while identical stores do not. 1997 and 1996 sales increases exclude British Columbia stores, which were closed during a labor dispute in 1996. 2000 sales increases were reduced by an estimated 50 basis points because of the northern California distribution center strike.

Note 3. Includes goodwill amortization.

Note 4: Defined in the table on page 21 under "Liquidity and Financial
Resources".

Note 5. Defined in the table on page 16 under "Capital Expenditure Program".

Note 6. Defined as store projects (other than maintenance) generally requiring expenditures in excess of $200,000.

                                                   Safeway Inc. and Subsidiaries

FINANCIAL REVIEW

ACQUISITION OF GENUARDI'S
FAMILY MARKETS, INC. ("GENUARDI'S")

In February 2001, Safeway acquired all of the assets of Genuardi's for approximately $530 million in cash (the "Genuardi's Acquisition"). The Genuardi's Acquisition will be accounted for as a purchase and was funded through the issuance of commercial paper and debentures.

       Genuardi's operates 39 stores in the greater Philadelphia, Pennsylvania area, including New Jersey and Delaware, and had annualized sales of approximately $1 billion prior to the acquisition.

ACQUISITION OF RANDALL'S
FOOD MARKETS, INC. ("RANDALL'S")

In September 1999, Safeway acquired all of the outstanding shares of Randall's in exchange for $1.3 billion consisting of $754 million of cash and 12.7 million shares of Safeway stock (the "Randall's Acquisition"). On the acquisition date Randall's operated 117 stores in Texas. The Randall's Acquisition was accounted for as a purchase. Safeway funded the cash portion of the acquisition, and subsequent repayment of approximately $403 million of Randall's debt, through the issuance of senior notes. Randall's sales for its last full fiscal year prior to the acquisition were $2.6 billion.

ACQUISITION OF CARR-GOTTSTEIN
FOODS CO. ("CARRS")

In April 1999, Safeway acquired of all the outstanding shares of Carrs for approximately $106 million in cash (the "Carrs Acquisition"). On the acquisition date, Carrs operated 49 stores. The Carrs Acquisition was accounted for as a purchase. Safeway funded the acquisition, and subsequent repayment of $239 million of Carrs' debt, with the issuance of commercial paper. Carrs' sales for its last full fiscal year prior to the acquisition were $602 million.

ACQUISITION OF DOMINICK'S
SUPERMARKETS, INC. ("DOMINICK'S")

In November 1998, Safeway acquired all the outstanding shares of Dominick's for approximately $1.2 billion in cash (the "Dominick's Acquisition"). The Dominick's Acquisition was accounted for as a purchase. Safeway funded the Dominick's Acquisition, including repayment of approximately $560 million in debt and lease obligations, with a combination of bank borrowings and commercial paper. Dominick's sales for its last full fiscal year prior to the acquisition were $2.4 billion.

STOCK REPURCHASE

In October 1999, Safeway announced that its Board of Directors had authorized a stock repurchase program under which Safeway may acquire up to $1.0 billion of its common stock. By the end of 1999, the Company incurred $651.0 million in short-term debt to repurchase 17.9 million shares of common stock. The Company did not repurchase any shares in 2000.

RESULTS OF OPERATIONS

Safeway's net income was $1,091.9 million ($2.13 per share) in 2000, $970.9 million ($1.88 per share) in 1999 and $806.7 million ($1.59 per share) in 1998.

       Safeway's 2000 income statement includes Dominick's, Carrs' and Randall's operating results for a full year. Safeway's 1999 income statement includes Dominick's operating results for a full


                                    [GRAPH]
NET INCOME
(In millions)

98           $    806.7
99           $    970.9
00           $  1,091.9

Safeway Inc. and Subsidiaries

year, Carrs' operating results for 40 weeks and Randall's operating results for one quarter. Safeway's 1998 income statement includes Dominick's operating results for eight weeks. In order to facilitate an understanding of the Company's operations, this financial review presents certain pro forma information as if the Dominick's, Carrs and Randall's Acquisitions had been effective for the comparable periods of 1999 and 1998. See Note B to the Company's 2000 consolidated financial statements.

       Summit Logistics, a company that operates Safeway's northern California distribution center, was engaged in a 47-day strike during the fourth quarter of 2000 which had an unexpectedly large adverse effect on sales, product costs and distribution expenses at 246 Safeway stores in northern California, Nevada and Hawaii. Safeway is currently in discussions with Summit over certain of these distribution expenses. Safeway estimates that the overall cost of the strike, including all costs under discussion with Summit, reduced 2000 net income by approximately $0.13 per share.

SALES Strong store operations helped to increase identical-store sales (stores operating the entire year in both 2000 and 1999, excluding replacement stores) 2.2% in 2000, while comparable-store sales, which include replacement stores, increased 2.8%. Excluding the estimated effects of the fourth quarter 2000 strike, identical-store sales increased 2.7% and comparable-store sales increased 3.3% in 2000. In 1999, identical-store sales increased 1.7% while com-parable-store sales increased 2.2%. Total sales for the 52 weeks of 2000 were $32.0 billion, compared to $28.9 billion for the 52 weeks of 1999 and $24.5 billion for the 52 weeks of 1998. Total sales increases are attributed to new store openings, increased sales at continuing stores, the Dominick's Acquisition in 1998 and the Carrs and Randall's Acquisitions in 1999.


                                  [PIE CHART]
PORTIONS OF 2000
SALES DOLLAR

-- Costs of Goods Sold: 70.3%
-- Operating and
   Administrating Expense: 22.6%
-- Operating Profit: 7.1%

GROSS PROFIT Gross profit represents the portion of sales revenue remaining after deducting the costs of inventory sold during the period, including purchase and distribution costs. Safeway considers store occupancy costs to be operating and administrative expenses. Safeway's continuing improvement in buying practices and product mix helped to increase gross profit to 29.69% of sales in 2000, from 29.49% in 1999 and 29.10% in 1998. On a pro forma basis, gross profit increased 40 basis points in 2000 from 29.29% in 1999. Application of the LIFO method reduced cost of goods sold by $1.1 million in 2000, and increased cost of goods sold by $1.2 million in 1999 and $7.1 million in 1998.

OPERATING AND ADMINISTRATIVE EXPENSE Operating and administrative expense, including amortization of goodwill, was 22.56% of sales in 2000 compared to 22.57% in 1999 and 22.56% in 1998. Safeway's operating and administrative expense-to-sales ratio remained essentially flat in 2000 and 1999 because increased sales and ongoing efforts to reduce or control expenses were offset by the impact of the strike in 2000 and the effects of the Company's 1999 and 1998 acquisitions. The Dominick's, Carrs and Randall's Acquisitions adversely affected Safeway's operating and administrative expense ratio because, prior to their being acquired, these companies had historical operating and administrative expense ratios that were higher than Safeway's. Annual goodwill amortization increased to $126.2 million in 2000 from $101.4 million in 1999 and $56.3 million in 1998. On a pro forma basis, the operating and administrative expense ratio declined 4 basis points in 2000 from 22.60% in 1999.

                                                   Safeway Inc. and Subsidiaries

INTEREST EXPENSE Interest expense was $457.2 million in 2000, compared to $362.2 million in 1999 and $235.0 million in 1998. Interest expense increased in 2000 primarily due to debt incurred to finance the Randall's Acquisition, debt incurred to finance the repurchase of Safeway stock during the fourth quarter of 1999 and, to a lesser extent, higher interest rates on variable-rate borrowings. Interest expense increased in 1999 primarily because of the debt incurred to finance the Dominick's, Carrs and Randall's Acquisitions and, to a lesser extent, to finance the repurchase of Safeway stock during the fourth quarter of 1999.

   As of year-end 2000, the Company had effectively converted $100 million of its floating-rate debt to fixed-rate debt through an interest rate swap agreement. Under the swap agreement, Safeway pays interest of 6.2% on a $100 million notional amount and receives a variable interest rate based on Federal Reserve rates quoted for commercial paper. This agreement expires in 2007. Interest rate swap agreements, and a cap agreement that expired in 1999, increased interest expense by $0.2 million in 2000, $1.7 million in 1999 and $2.8 million in 1998.

EQUITY IN EARNINGS OF UNCONSOLIDATED AFFILIATE

Safeway's investment in unconsolidated affiliate consists of a 49% ownership interest in Casa Ley, S.A. de C.V. ("Casa Ley"), which operates 97 food and general merchandise stores in western Mexico. Safeway records its equity in earnings of unconsolidated affiliate on a one-quarter delay basis.

       Income from Safeway's equity investment in Casa Ley decreased slightly to $31.2 million in 2000, from $34.5 million in 1999 and $28.5 million in 1998.

LIQUIDITY AND FINANCIAL RESOURCES

Net cash flow from operating activities was $1,901.1 million in 2000, $1,488.4 million in 1999 and $1,252.7 million in 1998. Net cash flow from operating activities increased in 2000 and 1999 largely due to increased net income and changes in working capital.

       Cash flow used by investing activities was $1,481.0 million in 2000, $2,064.3 million in 1999 and $2,186.4 million in 1998. Cash flow used by investing activities declined in 2000 primarily because of cash used to acquire Randall's and Dominick's in 1999 and 1998, offset, in part, by increased capital expenditures in 2000. Safeway opened 75 new stores and remodeled 275 stores in 2000. In 1999, Safeway opened 67 new stores and remodeled 251 stores.

       Cash flow used by financing activities was $434.4 million in 2000 primarily due to cash flows from operations being used to pay down debt. Cash flow from financing activities was $636.0 million in 1999 primarily due to borrowing related to the Randall's and Carrs Acquisitions. Cash flow from financing activities was $903.4 million in 1998, reflecting borrowing related to the Dominick's Acquisition.

       Net cash flow from operating activities as presented on the consolidated statement of cash flows is an important measure of cash generated by the Company's operating activities. Operating cash flow, as defined below, is similar to net cash flow from operations because it excludes certain noncash items. However, operating cash flow also excludes interest expense and income taxes. Management believes that operating cash flow is relevant because it assists investors in evaluating Safeway's ability to service its debt by providing a commonly used measure of cash available to pay interest. Operating cash flow also facilitates comparisons of Safeway's results of operations with those of companies having different capital structures. Other companies may define operating cash flow differently, and, as a result, such measures may not be comparable to Safeway's operating cash flow. Safeway's computation of operating cash flow is as follows:

(Dollars in millions)                        2000                  1999                1998
                                           ---------            ---------            ---------
Income before income taxes                 $ 1,866.5            $ 1,674.0            $ 1,396.9
LIFO (income) expense                           (1.1)                 1.2                  7.1
Interest expense                               457.2                362.2                235.0
Depreciation and amortization                  830.7                695.6                531.4
Equity in earnings of
unconsolidated affiliate                       (31.2)               (34.5)               (28.5)
                                           ---------            ---------            ---------
Operating cash flow                        $ 3,122.1            $ 2,698.5            $ 2,141.9
                                           =========            =========            =========
As a percent of sales                           9.76%                9.35%                8.75%
                                           =========            =========            =========
As a multiple of interest expense              6.83x                7.45x                9.11x
                                           =========            =========            =========

Safeway Inc. and Subsidiaries

       Total debt, including obligations under capital leases, decreased to $6.50 billion at year-end 2000 from $6.96 billion at year-end 1999 primarily because the Company paid down debt with cash flows from operations. Total debt increased from $4.97 billion at year-end 1998 primarily due to the Randall's and Carrs Acquisitions and the Safeway stock repurchase. Annual debt maturities over the next five years are set forth in Note C of the Company's 2000 consolidated financial statements.

       In January 2001, Safeway issued $600 million of 7.25% senior unsecured debentures due in 2031. Proceeds from this issuance were used to repay commercial paper borrowings and finance the Genuardi's Acquisition. Also, in February 2001, the Company filed a shelf registration with the Securities and Exchange Commission to sell, periodically, up to $2 billion in debt securities and common stock.

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

FORWARD-LOOKING STATEMENTS

This Annual Report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements relate to, among other things, capital expenditures, acquisitions, operating improvements and cost reductions, and are indicated by words or phrases such as "continuing," "on-going," "expects," and similar words or phrases.The following are among the principal factors that could cause actual results to differ materially from the forward-looking statements: general business and economic conditions in our operating regions, including the rate of inflation, population, employment and job growth in our markets; pricing pressures and competitive factors, which could include pricing strategies, store openings and remodels; results of our programs to control or reduce costs; results of our programs to increase sales; results of our programs to improve capital management; the ability to integrate any companies we acquire and achieve operating improvements at those companies; increases in labor costs and relations with union bargaining units representing our employees or employees of the third-party operators of our distribution centers; opportunities or acquisitions that we pursue; and the availability and terms of financing. Consequently, actual events and results may vary significantly from those included in or contemplated or implied by such statements.

                                                   Safeway Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

                                                         52 Weeks             52 Weeks             52 Weeks
(In millions, except per-share amounts)                    2000                 1999                 1998
                                                        ----------           ----------           ----------
Sales                                                   $ 31,976.9           $ 28,859.9           $ 24,484.2
Cost of goods sold                                       (22,482.4)           (20,349.2)           (17,359.7)
                                                        ----------           ----------           ----------
   Gross profit                                            9,494.5              8,510.7              7,124.5
Operating and administrative expense                      (7,086.6)            (6,411.4)            (5,466.5)
Goodwill amortization                                       (126.2)              (101.4)               (56.3)
                                                        ----------           ----------           ----------
   Operating profit                                        2,281.7              1,997.9              1,601.7
Interest expense                                            (457.2)              (362.2)              (235.0)
Equity in earnings of unconsolidated affiliate                31.2                 34.5                 28.5
Other income, net                                             10.8                  3.8                  1.7
                                                        ----------           ----------           ----------
   Income before income taxes                              1,866.5              1,674.0              1,396.9
Income taxes                                                (774.6)              (703.1)              (590.2)
                                                        ----------           ----------           ----------
Net income                                              $  1,091.9           $    970.9           $    806.7
                                                        ==========           ==========           ==========
Basic earnings per share                                $     2.19           $     1.95           $     1.67
                                                        ==========           ==========           ==========
Diluted earnings per share                              $     2.13           $     1.88           $     1.59
                                                        ==========           ==========           ==========
Weighted average shares outstanding - basic                  497.9                498.6                482.8
Weighted average shares outstanding - diluted                511.6                515.4                508.8

See accompanying notes to consolidated financial statements.

Safeway Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS


                                                                        Year-end        Year-end
(In millions)                                                             2000            1999
                                                                        ---------       ---------
ASSETS
Current assets:
   Cash and equivalents                                                 $    91.7       $   106.2
   Receivables                                                              374.5           292.9
   Merchandise inventories, net of LIFO reserve of $80.4 and $81.5        2,508.2         2,444.9
   Prepaid expenses and other current assets                                249.1           208.1
                                                                        ---------       ---------
   Total current assets                                                   3,223.5         3,052.1
                                                                        ---------       ---------
Property:
   Land                                                                   1,085.3           996.2
   Buildings                                                              2,910.8         2,502.3
   Leasehold improvements                                                 1,883.5         1,784.3
   Fixtures and equipment                                                 4,262.0         3,852.4
   Property under capital leases                                            586.5           591.4
                                                                        ---------       ---------
                                                                         10,728.1         9,726.6
   Less accumulated depreciation and amortization                        (3,582.0)       (3,281.9)
                                                                        ---------       ---------
   Total property, net                                                    7,146.1         6,444.7

Goodwill, net of accumulated amortization of $439.3 and $314.4            4,709.9         4,786.6
Prepaid pension costs                                                       491.5           405.6
Investments in unconsolidated affiliate                                     166.6           131.6
Other assets                                                                227.7            79.7
                                                                        ---------       ---------
Total assets                                                            $15,965.3       $14,900.3
                                                                        =========       =========

                                                   Safeway Inc. and Subsidiaries


                                                                        Year-end        Year-end
(In millions, except per-share amounts)                                    2000            1999
                                                                        ---------       ---------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Current maturities of notes and debentures                           $   626.8       $   557.1
   Current obligations under capital leases                                  47.0            41.8
   Accounts payable                                                       1,920.2         1,878.4
   Accrued salaries and wages                                               389.9           387.7
   Other accrued liabilities                                                795.6           717.6
                                                                        ---------       ---------
   Total current liabilities                                              3,779.5         3,582.6
                                                                        ---------       ---------
Long-term debt:
   Notes and debentures                                                   5,406.3         5,922.0
   Obligations under capital leases                                         415.8           435.4
                                                                        ---------       ---------
   Total long-term debt                                                   5,822.1         6,357.4

Deferred income taxes                                                       508.7           379.1
Accrued claims and other liabilities                                        465.2           495.4
                                                                        ---------       ---------
Total liabilities                                                        10,575.5        10,814.5
                                                                        ---------       ---------
Commitments and contingencies

Stockholders' equity:
   Common stock: par value $0.01 per share;
      1,500 shares authorized; 568.4 and 559.0 shares outstanding             5.7             5.6
   Additional paid-in capital                                             3,194.9         2,993.4
   Cumulative translation adjustments                                       (25.7)          (11.5)
   Retained earnings                                                      3,987.8         2,895.9
                                                                        ---------       ---------
                                                                          7,162.7         5,883.4
   Less: Treasury stock at cost; 64.3 and 65.4 shares                    (1,646.9)       (1,671.6)
         Unexercised warrants purchased                                    (126.0)         (126.0)
                                                                        ---------       ---------
   Total stockholders' equity                                             5,389.8         4,085.8
                                                                        ---------       ---------

Total liabilities and stockholders' equity                              $15,965.3       $14,900.3
                                                                        =========       =========

See accompanying notes to consolidated financial statements.

Safeway Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                    52 Weeks       52 Weeks       52 Weeks
(In millions)                                                                         2000           1999           1998
                                                                                    --------       --------       --------
OPERATING ACTIVITIES:
Net income                                                                          $1,091.9       $  970.9       $  806.7
Reconciliation to net cash flow from operating activities:
   Depreciation and amortization                                                       830.7          695.6          531.4
   Amortization of deferred finance costs                                                7.0            4.8            1.6
   Deferred income taxes                                                               176.0          244.7           59.4
   LIFO (income) expense                                                                (1.1)           1.2            7.1
   Equity in earnings of unconsolidated affiliate                                      (31.2)         (34.5)         (28.5)
   Net pension income                                                                  (77.3)         (35.1)         (18.3)
   Gain on pension settlement                                                          (15.0)            --             --
   Contributions to Canadian pension plan                                               (0.6)          (0.9)          (6.8)
   Decrease in accrued claims and other liabilities                                    (47.5)          (8.4)         (17.5)
   (Gain) loss on property retirements                                                 (58.5)         (30.6)          13.3
   Changes in working capital items:
      Receivables                                                                      (82.6)         (31.9)          (5.5)
      Inventories at FIFO cost                                                         (95.9)        (283.1)         (48.0)
      Prepaid expenses and other current assets                                        (42.4)          23.0          (36.9)
      Payables and accruals                                                            247.6          (27.3)          (5.3)
                                                                                    --------       --------       --------
         Net cash flow from operating activities                                     1,901.1        1,488.4        1,252.7
                                                                                    --------       --------       --------
INVESTING ACTIVITIES:
Cash paid for property additions                                                    (1,572.5)      (1,333.6)      (1,075.2)
Proceeds from sale of property                                                         159.1          143.5           47.6
Net cash used to acquire Randall's                                                        --         (729.8)            --
Net cash used to acquire Carrs                                                            --          (94.4)            --
Net cash used to acquire Dominick's                                                       --             --       (1,144.9)
Other                                                                                  (67.6)         (50.0)         (13.9)
                                                                                    --------       --------       --------
   Net cash flow used by investing activities                                       (1,481.0)      (2,064.3)      (2,186.4)
                                                                                    --------       --------       --------


                                                                                   52 Weeks        52 Weeks       52 Weeks
(In millions)                                                                         2000           1999           1998
                                                                                    --------       --------       --------
FINANCING ACTIVITIES:
Additions to short-term borrowings                                                  $  100.0       $  204.9       $  251.7
Payments on short-term borrowings                                                     (154.7)        (237.0)        (299.9)
Additions to long-term borrowings                                                      686.1        3,840.7        2,722.3
Payments on long-term borrowings                                                    (1,144.8)      (2,520.0)      (1,789.9)
Purchase of treasury stock                                                                --         (651.0)            --
Net proceeds from exercise of warrants and stock options                                80.1           22.9           34.5
Other                                                                                   (1.1)         (24.5)         (15.3)
                                                                                    --------       --------       --------
   Net cash flow (used by) from financing activities                                  (434.4)         636.0          903.4
                                                                                    --------       --------       --------
Effect of changes in exchange rates on cash                                             (0.2)           0.4           (1.2)
                                                                                    --------       --------       --------
(Decrease) increase in cash and equivalents                                            (14.5)          60.5          (31.5)

CASH AND EQUIVALENTS:
Beginning of year                                                                      106.2           45.7           77.2
                                                                                    --------       --------       --------
End of year                                                                         $   91.7       $  106.2       $   45.7
                                                                                    ========       ========       ========

OTHER CASH FLOW INFORMATION:
Cash payments during the year for:
   Interest                                                                         $  469.7       $  351.4       $  241.0
   Income taxes, net of refunds                                                        414.4          378.2          468.7

NONCASH INVESTING AND FINANCING ACTIVITIES:
Stock issued for acquisition of Randall's                                                 --          546.4             --
Tax benefit from stock options exercised                                               148.9           77.0           85.2
Capital lease obligations entered into                                                  53.3           24.8           34.2
Mortgage notes assumed in property additions                                            19.5            9.7           32.8


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY



                                             Common Stock                Additional               Treasury Stock
                                     ------------------------------        Paid-in          ------------------------------
(In millions)                           Shares            Amount           Capital             Shares            Cost
                                     ------------      ------------      ------------       -----------       ------------
 Balance, year-end 1997                     537.4      $        5.3      $    2,467.4             (61.2)      $   (1,316.6)

 Net income                                    --                --                --                --                 --
 Translation adjustments                       --                --                --                --                 --
 Dominick's options converted                  --                --              27.0                --                 --
 Options and warrants exercised              13.5               0.2             105.5               0.6               14.0
 Warrants canceled                             --                --                --                --                 --
                                     ------------       -----------      ------------       -----------       ------------
 Balance, year-end 1998                     550.9               5.5           2,599.9             (60.6)          (1,302.6)

 Net income                                    --                --                --                --                 --
 Translation adjustments                       --                --                --                --                 --
 Shares issued for
   acquisition of Randall's                    --                --             272.8              12.7              273.6
 Randall's options converted                   --                --              29.3                --                 --
 Treasury stock purchased                      --                --                --             (17.9)            (651.0)
 Options and warrants exercised               8.1               0.1              91.4               0.4                8.4
                                     ------------       -----------      ------------       -----------       ------------
 Balance, year-end 1999                     559.0               5.6           2,993.4             (65.4)          (1,671.6)

 Net income                                    --                --                --                --                 --
 Translation adjustments                       --                --                --                --                 --
 Options exercised                            9.4               0.1             201.5               1.1               24.7
                                     ------------       -----------      ------------       -----------       ------------
 Balance, year-end 2000                     568.4      $        5.7      $    3,194.9             (64.3)      $   (1,646.9)


                                                                          Accumulated
                                     Unexercised                              Other             Total
                                      Warrants           Retained         Comprehensive      Stockholders'      Comprehensive
(In millions)                         Purchased          Earnings         Income (Loss)         Equity             Income
                                     ------------       ------------      -------------       ------------       ------------
 Balance, year-end 1997              $     (322.7)      $    1,315.0       $        0.6       $    2,149.0       $      546.0


 Net income                                    --              806.7                 --              806.7       $      806.7
 Translation adjustments                       --                 --              (20.3)             (20.3)             (20.3)
 Dominick's options converted                  --                 --                 --               27.0                 --
 Options and warrants exercised                --                 --                 --              119.7                 --
 Warrants canceled                          196.7             (196.7)                --                 --                 --
                                     ------------       ------------       ------------       ------------       ------------
 Balance, year-end 1998                    (126.0)           1,925.0              (19.7)           3,082.1       $      786.4
                                                                                                                 ============
 Net income                                    --              970.9                 --              970.9       $      970.9
 Translation adjustments                       --                 --                8.2                8.2                8.2
 Shares issued for
   acquisition of Randall's                    --                 --                 --              546.4                 --
 Randall's options converted                   --                 --                 --               29.3                 --
 Treasury stock purchased                      --                 --                 --             (651.0)                --
 Options and warrants exercised                --                 --                 --               99.9                 --
                                     ------------       ------------      -------------       ------------       ------------
 Balance, year-end 1999                    (126.0)           2,895.9              (11.5)           4,085.8       $      979.1
                                                                                                                 ============
 Net income                                    --            1,091.9                 --            1,091.9       $    1,091.9
 Translation adjustments                       --                 --              (14.2)             (14.2)             (14.2)
 Options exercised                             --                 --                 --              226.3                 --
                                     ------------       ------------      -------------       ------------       ------------
 Balance, year-end 2000              $     (126.0)      $    3,987.8       $      (25.7)      $    5,389.8       $    1,077.7
                                                                                                                 ============


 See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A: THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY Safeway Inc. ("Safeway" or the "Company") is one of the largest food and drug retailers in North America, with 1,688 stores as of year-end 2000. Safeway's U.S. retail operations are located principally in California, Oregon, Washington, Alaska, Colorado, Arizona, Texas, the Chicago metropolitan area and the Mid-Atlantic region. The Company's Canadian retail operations are located principally in British Columbia, Alberta and Manitoba/Saskatchewan. In support of its retail operations, the Company has an extensive network of distribution, manufacturing and food processing facilities.

   In February 2001, the Company acquired all of the assets of Genuardi's Family Markets, Inc. ("Genuardi's") for approximately $530 million in cash (the "Genuardi's Acquisition"). The Genuardi's Acquisition will be accounted for as a purchase and was funded through the issuance of commercial paper and debentures.

   During 2000, the Company invested $40 million cash and entered into strategic alliance and grocery supply agreements with GroceryWorks.com, an internet grocer, in exchange for non-voting convertible preferred stock that is not yet exercisable. This investment is accounted for under the cost method.

   In September 1999, Safeway acquired all of the outstanding shares of Randall's Food Markets, Inc. ("Randall's") in exchange for $1.3 billion consisting of $754 million of cash and 12.7 million shares of Safeway stock (the "Randall's Acquisition"). The Randall's Acquisition was accounted for as a purchase and resulted in goodwill of approximately $1.3 billion which is being amortized over 40 years. Safeway funded the cash portion of the acquisition, and subsequent repayment of approximately $403 million of Randall's debt, through the issuance of senior notes. Randall's operating results have been consolidated with Safeway's since the beginning of the fourth quarter of 1999.

   In April 1999, Safeway acquired Carr-Gottstein Foods Co. ("Carrs") by purchasing all of the outstanding shares of Carrs for approximately $106 million in cash (the "Carrs Acquisition"). The Carrs Acquisition was accounted for as a purchase and resulted in goodwill of approximately $213 million which is being amortized over 40 years. Safeway funded the acquisition, and subsequent repayment of $239 million of Carrs' debt, with the issuance of commercial paper. Safeway's 1999 income statement includes 40 weeks of Carrs' operating results.

   In November 1998, the Company acquired Dominick's Supermarkets, Inc. ("Dominick's") by purchasing all of the outstanding shares of Dominick's for approximately $1.2 billion in cash (the "Dominick's Acquisition"). The Dominick's Acquisition was accounted for as a purchase and resulted in goodwill of approximately $1.6 billion which is being amortized over 40 years. Dominick's operating results have been consolidated with Safeway's since approximately midway through the fourth quarter of 1998.

   In addition to these operations, the Company has a 49% ownership interest in Casa Ley, S.A. de C.V. ("Casa Ley"), which operates 97 food and general merchandise stores in western Mexico.

BASIS OF CONSOLIDATION The consolidated financial statements include Safeway Inc., a Delaware corporation, and all majority-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. Safeway records its equity in earnings of unconsolidated affiliate on a one-quarter delay basis.

FISCAL YEAR The Company's fiscal year ends on the Saturday nearest December 31. The last three fiscal years consist of the 52-week periods ended December 30, 2000, January 1, 2000 and January 2, 1999.

REVENUE RECOGNITION Revenue is recognized at the point of sale for retail sales.

USE OF ESTIMATES The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

TRANSLATION OF FOREIGN CURRENCIES Assets and liabilities of the Company's Canadian subsidiaries and Casa Ley are translated into U.S. dollars at year-end rates of exchange, and income and expenses are translated at average rates during the year. Adjustments resulting from translating financial statements into U.S. dollars are reported, net of applicable income taxes, as a separate component of comprehensive income in the consolidated statements of stockholders' equity.

CASH AND CASH EQUIVALENTS Short-term investments with original maturities of less than three months are considered to be cash equivalents.

MERCHANDISE INVENTORIES Merchandise inventory of $1,846 million at year-end 2000 and $1,823 million at year-end 1999 is valued at the lower of cost on a last-in, first-out ("LIFO") basis or market value. Such LIFO inventory had a replacement or current cost of $1,926 million at year-end 2000 and $1,905 million at year-end 1999. Liquidations of LIFO layers did not have a significant effect on the results of operations. All remaining inventory is valued at the lower of cost on a first-in, first-out ("FIFO") basis or market value. The FIFO cost of inventory approximates replacement or current cost.

   Vendor allowances and credits that relate to the Company's buying and merchandising activities are recognized as a reduction of costs of goods sold as earned.

PROPERTY AND DEPRECIATION Property is stated at cost. Depreciation expense on buildings and equipment is computed on the straight-line method using the following lives:

-----------------------------------------------------------------------
Stores and other buildings                                7 to 40 years
Fixtures and equipment                                    3 to 15 years
------------------------------------------------------------------------

Property under capital leases and leasehold improvements are amortized on a straight-line basis over the shorter of the remaining terms of the lease or the estimated useful lives of the assets.

SELF-INSURANCE The Company is primarily self-insured for workers' compensation, automobile and general liability costs. The self-insurance liability is determined actuarially, based on claims filed and an estimate of claims incurred but not yet reported. The present value of such claims was calculated using a discount rate of 6.0% in 2000 and 1999. The current portion of the self-insurance liability of $103.4 million at year-end 2000 and $103.2 million at year-end 1999 is included in Other Accrued Liabilities in the consolidated balance sheets. The long-term portion of $195.7 million at year-end 2000 and $243.2 million at year-end 1999 is included in Accrued Claims and Other Liabilities. Claims payments were $132.0 million in 2000, $123.6 million in 1999 and $98.2 million in 1998. The total undiscounted liability was $352.2 million at year-end 2000 and $391.9 million at year-end 1999.

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

OFF-BALANCE SHEET FINANCIAL INSTRUMENTS As discussed in Note E, the Company has entered into interest rate swap agreements to limit the exposure of certain of its floating-rate debt to changes in market interest rates. Interest rate swap agreements involve the exchange with a counterparty of fixed and floating-rate interest payments periodically over the life of the agreements without exchange of the underlying notional principal amounts. The differential to be paid or received is recognized over the life of the agreements as an adjustment to interest expense. The Company's counterparties are major financial institutions.

FAIR VALUE OF FINANCIAL INSTRUMENTS Accounting principles generally accepted in the United States of America require the disclosure of the fair value of certain financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. Safeway estimated the fair values presented below using appropriate valuation methodologies and market information available as of year-end. Considerable judgment is required to develop estimates of fair value, and the estimates presented are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions or estimation methodologies could have a material effect on the estimated fair values. Additionally, these fair values were estimated at year-end, and current estimates of fair value may differ significantly from the amounts presented.

   The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and equivalents, accounts receivable, accounts payable and short-term debt The carrying amount of these items approximates fair value.

Long-term debt Market values quoted on the New York Stock Exchange are used to estimate the fair value of publicly traded debt. To estimate the fair value of debt issues that are not quoted on an exchange, the Company uses those interest rates that are currently available to it for issuance of debt with similar terms and remaining maturities. At year-end 2000 and 1999, the estimated fair value of debt approximated carrying values.

Off-balance sheet instruments The fair value of interest rate swap agreements are the amounts at which they could be settled based on estimates obtained from dealers. At year-end 2000, the net unrealized loss on such agreements was $1.9 million compared to net unrealized gains of $4.7 million at year-end 1999. Because the Company intends to hold this agreement as a hedge for the term of the agreement, the market risk associated with changes in interest rates is not expected to be significant.

STORE CLOSING AND IMPAIRMENT CHARGES Safeway continually reviews its stores' operating performance and assesses the Company's plans for certain store and plant closures. The write-down of long-lived assets at stores that were assessed for impairment because of management's intention to close the store or because of changes in circumstances that indicate the carrying value of an asset many not be recoverable is recognized in accordance with Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." Safeway recognized impairment charges on the write-down of long-lived assets at stores to be closed of $8.4 million in 2000, $15.2 million in 1999 and $15.3 million in 1998. For stores to be closed that are under long-term leases, the Company records a liability for the future minimum lease payments and related ancillary costs, from the date of closure to the end of the remaining lease term, net of estimated cost recoveries that may be achieved through subletting properties or through favorable lease terminations, at the time management commits to closing the store. The operating costs, including depreciation, of stores or other facilities to be closed are expensed during the period they remain in use. Safeway had an accrued liability of $138.5 million at year-end 2000 and $180.6 million at year-end 1999 for such store lease exit costs, which is included in Accrued Claims and Other Liabilities in the Company's consolidated balance sheets.

GOODWILL Goodwill was $4.7 billion at year-end 2000 and $4.8 billion at year-end 1999, and is being amortized on a straight-line basis over its estimated useful life of 40 years. If it became probable that the projected future undiscounted cash flows of acquired assets were less than the carrying value of the goodwill, Safeway would recognize an impairment loss in accordance with the provisions of SFAS No. 121.

   Goodwill amortization was $126.2 million in 2000, $101.4 million in 1999 and $56.3 million in 1998.

STOCK-BASED COMPENSATION Safeway accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." The disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation," are set forth in Note F.

NEW ACCOUNTING STANDARDS Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," is effective for the Company as of December 31, 2000. SFAS No. 133 defines derivatives, requires that derivatives be carried at fair value on the balance sheet, and provides for hedge accounting when certain conditions are met. Initial adoption of this new accounting standard did not have a material impact on Safeway's financial statements.

NOTE B: ACQUISITIONS

The following unaudited pro forma combined summary financial information is based on the historical consolidated results of operations of Safeway, Dominick's, Carrs and Randall's as if the acquisitions had occurred as of the beginning of 1998. This pro forma financial information is presented for informational purposes only and may not be indicative of what the actual consolidated results of operations would have been if the acquisitions had been effective as of the beginning of 1998. Pro forma adjustments were applied to the respective historical financial statements to account for the acquisitions as purchases. Under purchase accounting, the purchase price is allocated to acquired assets and liabilities based on their estimated fair values at the date of acquisition, and any excess is allocated to goodwill.


-------------------------------------------------------------------------
                                                       Pro Forma

(in millions, except per-share amounts)          1999            1998
                                             ------------    ------------
Sales                                        $   30,801.8    $   29,474.1
Net income                                   $      957.6    $      706.2
Diluted earnings per share                   $        1.82   $        1.42


NOTE C: FINANCING

Notes and debentures were composed of the following at year-end (in millions):


                                                  2000           1999
                                              ----------     ----------
Commercial paper                              $  2,328.1     $  2,358.1
Bank credit agreement, unsecured                   134.3           75.7
9.30% Senior Secured Debentures due 2007            24.3           24.3
6.85% Senior Notes due 2004, unsecured             200.0          200.0
7.00% Senior Notes due 2007, unsecured             250.0          250.0
7.45% Senior Debentures due 2027, unsecured        150.0          150.0
5.75% Senior Notes due 2000, unsecured              --            400.0
5.875% Senior Notes due 2001, unsecured            400.0          400.0
6.05% Senior Notes due 2003, unsecured             350.0          350.0
6.50% Senior Notes due 2008, unsecured             250.0          250.0
7.00% Senior Notes due 2002, unsecured             600.0          600.0
7.25% Senior Notes due 2004, unsecured             400.0          400.0
7.50% Senior Notes due 2009, unsecured             500.0          500.0
10% Senior Subordinated Notes
  due 2001, unsecured                               79.9           79.9
9.65% Senior Subordinated Debentures
  due 2004, unsecured                               81.2           81.2
9.875% Senior Subordinated Debentures
  due 2007, unsecured                               24.2           24.2
10% Senior Notes due 2002, unsecured                 6.1            6.1
Mortgage notes payable, secured                     76.7           75.6
Other notes payable, unsecured                      86.8           98.8
Medium-term notes, unsecured                        16.5           25.5
Short-term bank borrowings, unsecured               75.0          129.7
                                              ----------     ----------
                                                 6,033.1        6,479.1
Less current maturities                           (626.8)        (557.1)
                                              ----------     ----------
Long-term portion                             $  5,406.3     $  5,922.0
                                              ==========     ==========


COMMERCIAL PAPER The amount of commercial paper borrowings is limited to the unused borrowing capacity under the bank credit agreement. Commercial paper is classified as long-term because the Company intends to and has the ability to refinance these borrowings on a long-term basis through either continued commercial paper borrowings or utilization of the bank credit agreement, which matures in 2002. The weighted average interest rate on commercial paper borrowings was 6.59% during 2000 and 7.17% at year-end 2000.

                                                   Safeway Inc. and Subsidiaries

BANK CREDIT AGREEMENT Safeway's total borrowing capacity under the bank credit agreement is $3.0 billion. Of the $3.0 billion credit line, $2.0 billion matures in 2002 and has two one-year extension options, and $1.0 billion is renewable annually through 2004. The restrictive covenants of the bank credit agreement limit Safeway with respect to, among other things, creating liens upon its assets and disposing of material amounts of assets other than in the ordinary course of business. Safeway is also required to meet certain financial tests under the bank credit agreement. At year-end 2000, the Company had total unused borrowing capacity under the bank credit agreement of $492 million.

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

   The weighted average interest rate on borrowings under the bank credit agreement was 6.03% during 2000 and 6.13% at year-end 2000.

SENIOR SECURED INDEBTEDNESS The 9.30% Senior Secured Debentures due 2007 are secured by a deed of trust that created a lien on the land, buildings and equipment owned by Safeway at its distribution center in Tracy, California.

SENIOR UNSECURED INDEBTEDNESS In September 1999, Safeway issued senior unsecured debt facilities consisting of 7.00% Notes due 2002, 7.25% Notes due 2004 and 7.5% Notes due 2009.

   In 1998 Safeway issued senior unsecured debt securities consisting of 5.75% Notes due 2000, 5.875% Notes due 2001, 6.05% Notes due 2003 and 6.50% Notes due 2008. On November 15, 2000, the 5.75% Notes, described above, were paid.

   In 1997 Safeway issued senior unsecured debt securities consisting of 6.85% Senior Notes due 2004, 7.00% Senior Notes due 2007 and 7.45% Senior Debentures due 2027. The Company used the proceeds from this debt to redeem a portion of the Senior Subordinated Indebtedness, described below.

SENIOR SUBORDINATED INDEBTEDNESS The 10% Senior Subordinated Notes due 2001, 9.65% Senior Subordinated Debentures due 2004 and 9.875% Senior Subordinated Debentures due 2007 are subordinated in right of payment to, among other things, the Company's borrowings under the bank credit agreement, the 9.30% Senior Secured Debentures, the Senior Unsecured Indebtedness and mortgage notes payable.

MORTGAGE NOTES PAYABLE Mortgage notes payable at year-end 2000 have remaining terms ranging from one to 23 years, have a weighted average interest rate of 8.28% and are secured by properties with a net book value of approximately $214 million.

OTHER NOTES PAYABLE Other notes payable at year-end 2000 have remaining terms ranging from one to nine years and a weighted average interest rate of 7.09%.

Safeway Inc. and Subsidiaries

SHORT-TERM BANK BORROWINGS Short-term bank borrowings at year-end 2000 have remaining terms of 43 days or less and have a weighted average interest rate of 7.18%.

ANNUAL DEBT MATURITIES As of year-end 2000, annual debt maturities were as follows (in millions):


2001                         $  626.8
2002                          3,103.6
2003                            378.6
2004                            698.6
2005                              6.5
Thereafter                    1,219.0
                             --------
                             $6,033.1
                             ========


LETTERS OF CREDIT The Company had letters of credit of $89.7 million outstanding at year-end 2000, of which $45.4 million were issued under the bank credit agreement. The letters of credit are maintained primarily to support performance, payment, deposit or surety obligations of the Company. The Company pays commitment fees ranging from 0.20% to 1.00% on the outstanding portion of the letters of credit.

SUBSEQUENT ISSUANCE OF SENIOR UNSECURED DEBT In January 2001, Safeway issued $600 million of 7.25% senior unsecured debentures due in 2031. Proceeds from this issuance were used to repay commercial paper borrowings and finance the Genuardi's Acquisition.

SHELF REGISTRATION In February 2001, the Company filed a shelf registration with the Securities and Exchange Commission to sell, periodically, up to $2 billion in debt securities and common stock.

NOTE D: LEASE OBLIGATIONS

Approximately two-thirds of the premises that the Company occupies are leased. The Company had approximately 1,500 leases at year-end 2000, including approximately 210 that are capitalized for financial reporting purposes. Most leases have renewal options, some with terms and conditions similar to the original lease, others with reduced rental rates during the option periods. Certain of these leases contain options to purchase the property at amounts that approximate fair market value.

   As of year-end 2000, future minimum rental payments applicable to non-cancelable capital and operating leases with remaining terms in excess of one year were as follows (in millions):


                                                   Capital         Operating
                                                    Leases            Leases
                                                 -----------       -----------
2001                                             $      95.6       $     336.4
2002                                                    78.5             340.2
2003                                                    74.1             325.0
2004                                                    80.6             301.4
2005                                                    63.6             290.9
Thereafter                                             501.6           2,649.6
                                                 -----------       -----------
Total minimum lease payments                           894.0       $   4,243.5
                                                                   ===========
Less amounts representing interest                    (431.2)
                                                 -----------
Present value of net minimum lease payments            462.8

Less current obligations                               (47.0)
                                                 -----------
Long-term obligations                            $     415.8
                                                 ===========


   Future minimum lease payments under non-cancelable capital and operating lease agreements have not been reduced by minimum sublease rental income of $246.8 million.

   Amortization expense for property under capital leases was $43.9 million in 2000, $38.5 million in 1999 and $22.3 million in 1998. Accumulated amortization of property under capital leases was $132.2 million at year-end 2000 and $132.3 million at year-end 1999.

   The following schedule shows the composition of total rental expense for all operating leases (in millions). In general, contingent rentals are based on individual store sales.


                                    2000          1999          1998
                                   -------       -------       -------
Property leases:
  Minimum rentals                  $ 323.3       $ 280.3       $ 208.7
  Contingent rentals                  16.7          18.6          19.2
  Less rentals from subleases        (27.2)        (13.2)        (12.0)
                                   -------       -------       -------
                                     312.8         285.7         215.9
Equipment leases                      31.0          42.9          22.4
                                   -------       -------       -------
                                   $ 343.8       $ 328.6       $ 238.3
                                   =======       =======       =======

                                                   Safeway Inc. and Subsidiaries

NOTE E: INTEREST EXPENSE

Interest expense consisted of the following (in millions):



                                        2000          1999          1998
                                      -------       -------       -------
Commercial paper                      $ 138.8       $  87.4       $  83.7
Bank credit agreement                     7.7          19.4          10.8
9.30% Senior Secured Debentures           2.3           2.3           2.3
6.85% Senior Notes                       13.7          13.7          13.7
7.00% Senior Notes                       17.5          17.5          17.5
7.45% Senior Debentures                  11.2          11.2          11.2
5.75% Senior Notes                       19.9          23.0           3.5
5.875% Senior Notes                      23.5          23.5           3.6
6.05% Senior Notes                       21.2          21.2           3.2
6.50% Senior Notes                       16.3          16.3           2.5
7.00% Senior Notes                       42.0          12.8            --
7.25% Senior Notes                       29.0           8.8            --
7.5% Senior Notes                        37.5          11.4            --
9.35% Senior Subordinated Notes            --           1.3           6.2
10% Senior Subordinated Notes             8.0           8.0           8.0
9.65% Senior Subordinated
  Debentures                              7.8           7.8           7.8
9.875% Senior Subordinated
  Debentures                              2.4           2.4           2.4
10% Senior Notes                          0.6           0.6           0.6
Mortgage notes payable                    6.7           7.3          12.1
Other notes payable                       7.1          16.0           9.5
Medium-term notes                         1.6           2.1           2.1
Short-term bank borrowings                3.9           4.9          10.6
Obligations under capital leases         48.3          46.1          27.8
Amortization of deferred
  finance costs                           7.0           4.8           1.6
Interest rate swap and
  cap agreements                          0.2           1.7           2.8
Capitalized interest                    (17.0)         (9.3)         (8.5)
                                      -------       -------       -------
                                      $ 457.2       $ 362.2       $ 235.0
                                      =======       =======       =======

   As of year-end 2000, the Company had effectively converted $100 million of its floating-rate debt to fixed-rate debt through an interest rate swap agreement. Under the swap agreement, Safeway pays interest of 6.2% on a $100 million notional amount and receives a variable interest rate based on Federal Reserve rates quoted for commercial paper. This agreement expires in 2007. Interest rate swap agreements, and a cap agreement that expired in 1999, increased interest expense by $0.2 million in 2000, $1.7 million in 1999 and $2.8 million in 1998. At year-end 2000, the net unrealized loss on the interest rate swap agreement was $1.9 million compared to a net unrealized gain on interest rate swap agreements of $4.7 million at year-end 1999.

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

   Because the Company intends to hold this agreement as a hedge for the term of the agreement, the market risk associated with changes in interest rates is not expected to be significant.

NOTE F: CAPITAL STOCK

SHARES AUTHORIZED AND ISSUED Authorized preferred stock consists of 25 million shares of which none was outstanding during 2000, 1999 or 1998. Authorized common stock consists of 1.5 billion shares at $0.01 par value. Common stock outstanding at year-end 2000 was 504.1 million shares (net of 64.3 million shares of treasury stock) and 493.6 million shares at year-end 1999 (net of 65.4 million shares of treasury stock).

STOCK OPTION PLANS Under Safeway's stock option plans, the Company may grant incentive and non-qualified options to purchase common stock at an exercise price equal to or greater than the fair market value at the grant date, as determined by the Compensation and Stock Option Committee of the Board of Directors. Options generally vest over seven years. Vested options are exercisable in part or in full at any time prior to the expiration date of 10 to 15 years from the date of the grant. Options to purchase 9.8 million shares were available for grant at year-end 2000.

Safeway Inc. and Subsidiaries


   Activity in the Company's stock option plans for the three-year period ended December 30, 2000 was as follows:


                                                       Weighted Average
                                          Options       Exercise Price
                                        ----------     ----------------

Outstanding, year-end 1997               40,997,228       $      7.53
   1998 Activity:
      Granted                             4,987,038             40.28
      Converted Dominick's options          922,701             19.70
      Canceled                             (848,482)            14.61
      Exercised                          (6,680,083)             3.90
                                        -----------
Outstanding, year-end 1998               39,378,402             12.15
   1999 Activity:
      Granted                             6,455,276             43.17
      Converted Randall's options         1,069,432             15.54
      Canceled                           (1,325,892)            37.81
      Exercised                          (5,070,905)             4.95
                                        -----------
Outstanding, year-end 1999               40,506,313             17.44
   2000 Activity:
      Granted                             8,617,500             43.93
      Canceled                           (1,502,400)            33.81
      Exercised                         (10,441,672)             7.40
                                        -----------
Outstanding, year-end 2000               37,179,741             25.66
                                        ===========
Exercisable, year-end 1998               24,447,905              5.79
                                        ===========
Exercisable, year-end 1999               23,775,488              7.84
                                        ===========
Exercisable, year-end 2000               17,239,036             11.52
                                        ===========

Weighted average fair value of options granted during the year:

   1998        $17.06
   1999         20.83
   2000         21.31

  The following table summarizes stock option information at year-end 2000:


                                               Options Outstanding                                      Options Exercisable
                      -----------------------------------------------------------------         ------------------------------------
     Range of            Number            Weighted-Average           Weighted-Average             Number         Weighted-Average
 Exercise Prices       of Options      Remaining Contractual Life      Exercise Price            of Options        Exercise Price
-----------------     ------------     --------------------------    ------------------         ------------     -------------------
 $1.57 to $ 2.81        2,981,413              6.81 years                  $  2.75                2,981,413           $  2.75
  3.00 to   4.78        3,742,213              5.42                           3.64                3,742,213              3.64
  4.99 to   8.32        5,613,597              3.60                           6.59                4,789,417              6.55
  8.50 to  14.25        2,886,443              4.76                          11.38                1,665,261             11.09
 14.31 to  26.78        3,516,370              7.06                          22.28                1,931,040             21.19
 28.63 to  35.94        6,317,824              8.28                          33.61                  766,022             32.41
 36.20 to  48.44        6,830,399              8.42                          42.45                1,012,438             41.68
 48.63 to  60.94        5,291,482              9.18                          53.24                  351,232             54.31
                       ----------                                                                ----------
  1.57 to  60.94       37,179,741              6.93                          25.66               17,239,036             11.52
                       ==========                                                                ==========


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

    SFAS No. 123, "Accounting for Stock-Based Compensation," requires the disclosure of pro forma net income and earnings per share as if the Company had adopted the fair value

                                                   Safeway Inc. and Subsidiaries

method as of the beginning of fiscal 1995. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company's calculations were made using the Black-Scholes option pricing model with the following weighted average assumptions: seven to nine years expected life; stock volatility of 34% in 2000 and 31% in 1999 and 1998; risk-free interest rates of 6.16% in 2000, 5.79% in 1999 and 5.26% in 1998; and no dividends during the expected term.

   The Company's calculations are based on a single-option valuation approach and forfeitures are recognized as they occur. However, the impact of outstanding unvested stock options granted prior to 1995 has been excluded from the pro forma calculation; accordingly, the pro forma results presented below are not indicative of future period pro forma results. Had compensation cost for Safeway's stock option plans been determined based on the fair value at the grant date for awards from 1996 through 2000, consistent with the provisions of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:


                                    2000           1999          1998
                                 ---------      ---------     ---------
Net income (in millions):
    As reported                  $ 1,091.9      $   970.9     $   806.7
    Pro forma                      1,061.5          951.5         794.8
Basic earnings per share:
    As reported                  $    2.19      $    1.95     $    1.67
    Pro forma                         2.13           1.91          1.65
Diluted earnings per share:
    As reported                  $    2.13      $    1.88     $    1.59
    Pro forma                         2.07           1.85          1.56


NOTE G: TAXES ON INCOME

The components of income tax expense are as follows (in millions):


                 2000         1999         1998
               -------      -------      -------
Current:
  Federal      $ 441.3      $ 333.7      $ 398.8
  State           76.4         62.3         80.0
  Foreign         80.9         62.4         52.0
               -------      -------      -------
                 598.6        458.4        530.8
               -------      -------      -------
Deferred:
  Federal        140.5        188.9         44.4
  State           30.4         38.1         12.2
  Foreign          5.1         17.7          2.8
               -------      -------      -------
                 176.0        244.7         59.4
               -------      -------      -------
               $ 774.6      $ 703.1      $ 590.2
               -------      -------      -------


   Tax benefits from the exercise of employee stock options of $148.9 million in 2000, $77.0 million in 1999 and $85.2 million in 1998 were credited directly to paid-in capital and, therefore, are excluded from income tax expense.

   The reconciliation of the provision for income taxes at the U.S. federal statutory income tax rate to the Company's income taxes is as follows (dollars in millions):


                                        2000           1999           1998
                                       -------        -------        -------
Statutory rate                              35%            35%            35%
Income tax expense using
  federal statutory rate               $ 653.3        $ 585.9        $ 488.9
State taxes on income net
  of federal benefit                      69.4           65.2           59.9
Taxes provided on equity in
  earnings of unconsolidated
  affiliate at rates below
  the statutory rate                      (7.3)         (12.1)         (10.0)
Taxes on foreign earnings not
  permanently reinvested                    --            8.3            7.9
Nondeductible expenses
  and amortization                        31.5           32.9           17.6
Difference between statutory rate
  and foreign effective rate              20.9           16.6           11.1
Other accruals                             6.8            6.3           14.8
                                       -------        -------        -------
                                       $ 774.6        $ 703.1        $ 590.2
                                       =======        =======        =======

Safeway Inc. and Subsidiaries

   Significant components of the Company's net deferred tax liability at year-end were as follows (in millions):


                                             2000          1999
                                            -------       -------
Deferred tax assets:
Workers' compensation and other claims      $ 122.6       $ 144.7
Reserves not currently deductible              87.1         111.3
Accrued claims and other liabilities           36.9          28.9
Employee benefits                              33.7          46.1
Other assets                                  117.4         112.0
                                            -------       -------
                                              397.7         443.0
                                            -------       -------
Deferred tax liabilities:
Property                                     (445.1)       (387.8)
Prepaid pension costs                        (203.9)       (165.4)
Inventory                                    (165.0)       (171.3)
Investments in foreign operations             (92.4)        (97.6)
                                            -------       -------
                                             (906.4)       (822.1)
                                            -------       -------
Net deferred tax liability                  $(508.7)      $(379.1)
                                            =======       =======

   At December 30, 2000, certain undistributed earnings of the Company's foreign operations totaling $676.2 million were considered to be permanently reinvested. No deferred tax liability has been recognized for the remittance of such earnings to the United States since it is the Company's intention to utilize those earnings in the foreign operations for an indefinite period of time, or to repatriate such earnings only when tax efficient to do so. The determination of the amount of deferred taxes on these earnings is not practicable since the computation would depend on a number of factors that cannot be known until a decision to repatriate the earnings is made.

NOTE H: EMPLOYEE BENEFIT PLANS AND
COLLECTIVE BARGAINING AGREEMENTS

RETIREMENT PLANS The Company maintains defined benefit, non-contributory retirement plans for substantially all of its employees not participating in multi-employer pension plans.

   In connection with the Randall's Acquisition and the Vons merger in 1997, the Company assumed the obligations of Randall's and Vons' retirement plans. The actuarial assumptions for the existing Randall's and Vons retirement plans are comparable to those for the existing plans of the Company. Randall's and Vons' retirement plans have been combined with Safeway's for financial statement presentation.

   The following tables provide a reconciliation of the changes in the retirement plans' benefit obligation and fair value of assets over the two-year period ending December 30, 2000 and a statement of the funded status as of year-end 2000 and 1999 (in millions):


                                            2000           1999
                                          --------       --------
Change in benefit obligation:
Beginning balance                         $1,119.7       $1,165.7
Service cost                                  47.2           54.4
Interest cost                                 84.1           81.6
Plan amendments                               17.8           17.5
Actuarial loss (gain)                         20.0         (129.4)
Acquisition of Randall's                        --           28.1
Benefit payments                             (85.1)         (87.3)
Transfer of plan liabilities                 (20.0)            --
Curtailment                                   (2.3)            --
Change in assumptions                          8.3          (23.4)
Currency translation adjustment               (7.8)          12.5
                                          --------       --------
Ending balance                            $1,181.9       $1,119.7
                                          ========       ========

                                            2000           1999
                                          --------       --------
Change in fair value of plan assets:
Beginning balance                         $2,153.4       $1,766.1
Actual (loss) return on plan assets          (60.4)         432.4
Acquisition of Randall's                        --           27.6
Employer contributions                         0.6            0.9
Benefit payments                             (85.1)         (87.3)
Transfer of plan assets                      (43.0)            --
Currency translation adjustment               (8.8)          13.7
                                          --------       --------
Ending balance                            $1,956.7       $2,153.4
                                          ========       ========

                                            2000           1999
                                          --------       --------
Funded status:
Fair value of plan assets                 $1,956.7       $2,153.4
Projected benefit obligation              (1,181.9)      (1,119.7)
                                          --------       --------
Funded status                                774.8        1,033.7
Adjustment for difference in book
  and tax basis of assets                   (165.1)        (165.1)
Unamortized prior service cost                94.3           97.2
Unrecognized gain                           (212.5)        (560.2)
                                          --------       --------
Prepaid pension cost                      $  491.5       $  405.6
                                          ========       ========

Safeway Inc. and Subsidiaries

   The following table provides the components of 2000, 1999 and 1998 net pension income for the retirement plans (in millions):


                                         2000          1999          1998
                                        -------       -------       -------
Estimated return on assets              $ 182.3       $ 162.7       $ 141.5
Service cost                              (47.7)        (54.4)        (52.5)
Interest cost                             (84.7)        (81.6)        (69.7)
Amortization of prior service cost        (14.8)        (15.4)        (14.3)
Amortization of unrecognized gains         42.2          23.8          13.3
                                        -------       -------       -------
Net pension income                      $  77.3       $  35.1       $  18.3
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

   In May 2000, Safeway entered into an agreement to have a third party operate the Company's Maryland distribution center. Pursuant to the agreement, Safeway and the third party jointly established a new multiple employer defined benefit pension plan to provide benefits for the employees that were transferred as a result of this agreement. The Company recorded a $15 million settlement gain in 2000 as a result of transfers of accrued benefits and assets from the Safeway Plan to the Multiple Employer Plan.

   The actuarial assumptions used to determine year-end plan status were as follows:


                                                 2000         1999         1998
                                                 ----         ----         ----
Discount rate used to
    determine the projected
    benefit obligation:
    United States Plans                           7.8%         7.8%         6.5%
    Canadian Plans                                7.0          7.5          6.3
    Combined weighted
       average rate                               7.6          7.7          6.5

Expected return on plan assets:
    United States Plans                           9.0%         9.0%         9.0%
    Canadian Plans                                8.0          8.0          8.0

Rate of compensation increase:
    United States Plans                           5.0%         5.0%         5.0%
    Canadian Plans                                5.0          5.0          4.5


RETIREMENT RESTORATION PLAN The Retirement Restoration Plan provides death benefits and supplemental income payments for senior executives after retirement. The Company recognized expense of $4.7 million in 2000, $5.4 million in 1999 and $5.0 million in 1998. The aggregate projected benefit obligation of the Retirement Restoration Plan was approximately $53.1 million at year-end 2000 and $48.4 million at year-end 1999.

MULTI-EMPLOYER PENSION PLANS Safeway participates in various multi-employer pension plans, covering virtually all Company employees not covered under the Company's non-contributory pension plans, pursuant to agreements between the Company and employee bargaining units that are members of such plans. These plans are generally defined benefit plans; however, in many cases, specific benefit levels are not negotiated with or known by the employer-contributors. Contributions of $154 million in 2000, $144 million in 1999 and $119 million in 1998 were made and charged to expense.

   Under U.S. legislation regarding such pension plans, a company is required to continue funding its proportionate share of a plan's unfunded vested benefits in the event of withdrawal (as defined by the legislation) from a plan or plan termination. Safeway participates in a number of these pension plans, and the potential obligation as a participant in these plans may be significant. The information required to determine the total amount of this contingent obligation, as well as the total amount of accumulated benefits and net assets of such plans, is not readily available. During 1988 and 1987, the Company sold certain operations. In most cases, the party acquiring the operation agreed to continue making contributions to the plans. Safeway is relieved of the obligations related to these sold operations to the extent that the acquiring parties continue to make contributions. Whether such sales could result in withdrawal under ERISA and, if so, whether such withdrawals could result in liability to the Company, is not determinable at this time.

COLLECTIVE BARGAINING AGREEMENTS At year-end 2000, Safeway had approximately 192,000 full and parttime employees. Approximately 78% of Safeway's employees in the United States and Canada are covered by collective bargaining agreements negotiated with local unions affiliated with one of 12 different international unions. There are

Safeway Inc. and Subsidiaries


approximately 400 such agreements, typically having three-year terms, with some agreements having terms of up to five years. Accordingly, Safeway negotiates a significant number of these agreements every year.

NOTE I: INVESTMENT IN
UNCONSOLIDATED AFFILIATE

At year-end 2000, Safeway's investment in unconsolidated affiliate consisted of a 49% ownership interest in Casa Ley, which operates 97 food and general merchandise stores in western Mexico. Income from Safeway's equity investment in Casa Ley, recorded on a one-quarter delay basis, was $31.2 million in 2000, $34.5 million in 1999 and $28.5 million in 1998.

NOTE J: RELATED PARTY TRANSACTIONS

Prior to April 2000, the Company held an 80% interest in Property Development Associates ("PDA"), a partnership formed in 1987 with Pacific Resources Associates, L.P. ("PRA"), a company controlled by an affiliate of KKR, to purchase, manage and dispose of certain Safeway facilities that are no longer used in the retail grocery business. This partnership was dissolved in April 2000. During 2000, Safeway sold 48 properties to PRA for an aggregate gain of $40.9 million.

   Prior to the dissolution, the financial statements of PDA were consolidated with those of the Company and a minority interest of $19.9 million is included in Accrued Claims and Other Liabilities in the accompanying consolidated balance sheet at year-end 1999. Safeway paid PDA $1.1 million in 2000, $2.7 million in 1999 and $1.9 million in 1998 for reimbursement of expenses related to management and real estate services provided by PDA.

NOTE K: COMMITMENTS AND CONTINGENCIES

LEGAL MATTERS In July 1988, there was a major fire at the Company's dry grocery warehouse in Richmond, California. Through February 2, 2001, in excess of 126,000 claims for personal injury and property damage arising from the fire have been settled for an aggregate amount of approximately $124.4 million. The Company's loss as a result of the fire damage to its property and settlement of the above claims was substantially covered by insurance.

    As of February 2, 2001, there were still pending approximately 2,600 claims against the Company for personal injury (including punitive damages), and approximately 290 separate active claims for property damage, arising from the smoke, ash and embers generated by the fire. A substantial percentage of these claims have been asserted in lawsuits against the Company filed in the Superior Court for Alameda County, California. There can be no assurance that the pending claims will be settled or otherwise disposed of for amounts and on terms comparable to those settled to date.

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

   On September 13, 1996, a class action lawsuit entitled McCampbell et al. v. Ralphs Grocery Company, et al., was filed in the Superior Court of San Diego County, California against Vons and two other grocery store chains operating in southern California. The complaint alleged, among other things, that Vons and the other defendants conspired to fix the retail price of eggs in southern California, in violation of the California Cartwright Act, and that they engaged in unfair competition. The court subsequently certified a class of retail purchasers of white chicken eggs by the dozen in southern California from September 1992 to October 1997. A jury trial commenced in July 1999, and plaintiffs asked the jury to award damages against Vons (before trebling) of $36.8 million. On September 2, 1999, the jury returned a

                                                   Safeway Inc. and Subsidiaries


verdict in favor of Vons and the other defendants. On October 15, 1999, the court denied plaintiffs' motion for judgment notwithstanding the verdict or a new trial, and also denied their motion for judgment on the unfair competition claim. On November 1, 1999, judgment was entered in favor of defendants, and plaintiffs appealed. The appeal is pending. The Company believes that plaintiffs have no meritorious grounds for an appeal and expects the judgment to be affirmed.

    On August 23, 2000, a lawsuit entitled Baker, et al. v. Jewel Food Stores, Inc., et al. was filed in the Circuit Court of Cook County, Illinois, against the Company's subsidiary, Dominick's, and Jewel Food Stores, a subsidiary of Albertson's, Inc. The complaint alleges, among other things, that Dominick's and Jewel conspired to fix the retail price of milk in nine Illinois counties in the Chicago area, in violation of the Illinois Antitrust Act. The plaintiffs purport to bring the lawsuit as a class action on behalf of all persons residing in the nine-county area who purchased milk from the defendants' retail stores in these counties. The complaint seeks unspecified damages, and an injunction enjoining the defendants from acts in restraint of trade. If damages were to be awarded, they may be trebled under the applicable statute. The defendants have filed a motion for summary judgment, seeking dismissal of the entire action. The court has set a discovery and briefing schedule for the motion, and the defendants expect a ruling by the fall of 2001. The Company believes that the allegations in the complaint are without merit and plans to defend this action vigorously.

   There are also pending against the Company various claims and lawsuits arising in the normal course of business, some of which seek damages and other relief, which, if granted, would require very large expenditures.

   It is management's opinion that although the amount of liability with respect to all of the above matters cannot be ascertained at this time, any resulting liability, including any punitive damages, will not have a material adverse effect of the Company's financial statements taken as a whole.

COMMITMENTS The Company has commitments under contracts for the purchase of property and equipment and for the construction of buildings. Portions of such contracts not completed at year-end are not reflected in the consolidated financial statements. These unrecorded commitments were $95.7 million at year-end 2000.

NOTE L: SEGMENTS

Safeway's food and drug business, which represents more than 98% of consolidated sales and operates in the United States and Canada, is its only reportable segment.

   The following table presents information about the Company by geographic area (in millions):


                                  U.S.          Canada         Total
                                ---------      ---------     ---------
2000

SALES                           $28,533.9      $ 3,443.0     $31,976.9
OPERATING PROFIT                  2,081.5          200.2       2,281.7
INCOME BEFORE INCOME TAXES        1,675.6          190.9       1,866.5
TOTAL ASSETS                     14,931.5        1,033.8      15,965.3

1999

Sales                           $25,535.3      $ 3,324.6     $28,859.9
Operating profit                  1,815.4          182.5       1,997.9
Income before income taxes        1,499.0          175.0       1,674.0
Total assets                     13,960.2          940.1      14,900.3

1998

Sales                           $21,241.7      $ 3,242.5     $24,484.2
Operating profit                  1,467.3          134.4       1,601.7
Income before income taxes        1,272.3          124.6       1,396.9
Total assets                     10,541.9          847.7      11,389.6


Safeway Inc. and Subsidiaries


NOTE M: COMPUTATION OF EARNINGS PER SHARE


                                                         2000                          1999                         1998
                                               -----------------------       ------------------------      ------------------------
(In millions, except per-share amounts)         DILUTED         BASIC         Diluted         Basic         Diluted         Basic
                                               ---------      ---------      ---------      ---------      ---------      ---------

Net income                                     $ 1,091.9      $ 1,091.9      $   970.9      $   970.9      $   806.7      $   806.7
                                               =========      =========      =========      =========      =========      =========

Weighted average common shares outstanding         497.9          497.9          498.6          498.6          482.8          482.8
                                                              =========                     =========                     =========
Common share equivalents                            13.7                          16.8                          26.0
                                               ---------                     ---------                     ---------

Weighted average shares outstanding                511.6                         515.4                         508.8
                                               =========                     =========                     =========
Earnings per common share
   and common share equivalent:                $    2.13      $    2.19      $    1.88      $    1.95      $    1.59      $    1.67
                                               =========      =========      =========      =========      =========      =========
Calculation of common share equivalents:
   Options and warrants to purchase
      common shares                                 36.8                          37.7                         48.0
   Common shares assumed purchased with
      potential proceeds                           (23.1)                        (20.9)                       (22.0)
                                               ---------                     ---------                     ---------
   Common share equivalents                         13.7                          16.8                         26.0
                                               =========                     =========                     =========
Calculation of common shares assumed
   purchased with potential proceeds:
   Potential proceeds from exercise of
      options and warrants to purchase
      common shares                            $ 1,077.4                     $   986.8                    $   913.9
   Common stock price used under
      the treasury stock method                $   46.57                     $   47.26                    $   41.60
   Common shares assumed purchased with
      potential proceeds                            23.1                          20.9                         22.0

                                                   Safeway Inc. and Subsidiaries


NOTE N: QUARTERLY INFORMATION (UNAUDITED)

The summarized quarterly financial data presented below reflect all adjustments that, in the opinion of management, are of a normal and recurring nature necessary to present fairly the results of operations for the periods presented.


                                                                    Last 16         Third 12      Second 12       First 12
(In millions, except per-share amounts)             52 Weeks         Weeks           Weeks          Weeks          Weeks
                                                   ----------      ----------      ----------     ----------     ----------
2000
SALES                                              $ 31,976.9      $ 10,015.4      $  7,457.2     $  7,418.1     $  7,086.3
GROSS PROFIT                                          9,494.5         2,946.4         2,236.7        2,201.7        2,109.7
OPERATING PROFIT                                      2,281.7           629.0           554.9          582.9          514.9
INCOME BEFORE INCOME TAXES                            1,866.5           511.3           461.6          480.1          413.5
NET INCOME                                            1,091.9           299.1           270.0          280.9          241.9
EARNINGS PER SHARE:
BASIC                                              $     2.19      $     0.60      $     0.54     $     0.57     $     0.49
DILUTED                                                  2.13            0.58            0.53           0.55           0.48
PRICE RANGE, NEW YORK STOCK EXCHANGE                   62 2/3          62 2/3          53 5/8         50 1/5         44 1/8
                                                    to 30 3/4       to 45 2/3       to 40 5/8      to 39 7/8      to 30 3/4


                                                                    Last 16         Third 12      Second 12       First 12
(In millions, except per-share amounts)             52 Weeks         Weeks           Weeks          Weeks          Weeks
                                                   ----------      ----------      ----------     ----------     ----------

1999
Sales                                              $ 28,859.9      $  9,934.7      $  6,475.0     $  6,337.0     $  6,113.2
Gross profit                                          8,510.7         2,875.3         1,918.8        1,895.0        1,821.6
Operating profit                                      1,997.9           649.9           453.3          469.6          425.2
Income before income taxes                            1,674.0           526.4           385.2          401.4          361.1
Net income                                              970.9           305.3           223.4          236.4          205.8
Earnings per share:
Basic                                              $     1.95      $     0.60      $     0.45     $     0.48     $     0.42
Diluted                                                  1.88            0.59            0.44           0.46           0.40
Price range, New York Stock Exchange                  62 7/16          46 3/4              55             56        62 7/16
                                                   to 29 5/16      to 29 5/16     to 42 11/16    to 43 15/16     to 50 5/16

Safeway Inc. and Subsidiaries


MANAGEMENT'S REPORT

FINANCIAL STATEMENTS

Safeway Inc. is responsible for the preparation, integrity and fair presentation of its published financial statements. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and necessarily include amounts that are based on judgments and estimates made by management. Safeway also prepared the other information included in the annual report and is responsible for its accuracy and consistency with the financial statements.

   The financial statements have been audited by Deloitte & Touche, independent auditors, which was given unrestricted access to all financial records and related data, including minutes of all meetings of stockholders, the Board of Directors, and committees of the Board. Safeway believes that all representations made to the independent auditors during their audit were valid and appropriate. The report of Deloitte & Touche is presented on the following page.

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

   There are inherent limitations in the effectiveness of any system of internal control, including the possibility of circumvention or overriding of controls. Accordingly, even an effective internal control system can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of an internal control system can change with circumstances. As of December 30, 2000, Safeway believes its system of internal controls over financial reporting was effective for providing reliable financial statements.


/s/ STEVEN A. BURD

Steven A. Burd
Chairman, President and Chief Executive Officer


/s/ VASANT M. PRABHU

Vasant M. Prabhu
Executive Vice President and Chief Financial Officer

                                                   Safeway Inc. and Subsidiaries


INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS AND
STOCKHOLDERS OF SAFEWAY INC:

We have audited the accompanying consolidated balance sheets of Safeway Inc. and subsidiaries as of December 30, 2000 and January 1, 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three fiscal years in the period ended December 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Safeway Inc. and subsidiaries as of December 30, 2000 and January 1, 2000, and the results of their operations and their cash flows for each of the three fiscal years in the period ended December 30, 2000 in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

San Francisco, California
February 22, 2001

DIRECTORS AND PRINCIPAL OFFICERS



DIRECTORS                                    EXECUTIVE OFFICERS                    OTHER PRINCIPAL OFFICERS

STEVEN A. BURD                               STEVEN A. BURD                        MICHAEL J. BESSIRE
Chairman, President                          Chairman, President and               Eastern Division President
and Chief Executive Officer                  Chief Executive Officer               BRUCE EVERETTE
Safeway Inc.                                                                       Northern California Division
                                             RICHARD W. DREILING                   President
JAMES H. GREENE, JR.                         Executive Vice President
Member                                       Marketing, Manufacturing              ROJON HASKER
KKR & Co., LLC                               and Distribution                      Phoenix Division President
PAUL HAZEN                                   VASANT M. PRABHU
Chairman                                     Executive Vice President              ROBERT H. HENRY
Wells Fargo & Co.                            and Chief Financial Officer           Denver Division President
HECTOR LEY LOPEZ                             President, E-Commerce Businesses      GREGORY A. SPARKS
General Director                             LARREE M. RENDA                       Seattle Division President
Casa Ley, S.A. de C.V.                       Executive Vice President              LYLE A. WATERMAN
ROBERT I. MACDONNELL                         Retail Operations, Human Resources,   Portland Division President
Member                                       Public Affairs, Labor and Government  THOMAS C. KELLER
KKR & Co., LLC                               Relations                             President
PETER A. MAGOWAN                             DAVID F. BOND                         The Vons Companies, Inc.
Managing General Partner                     Senior Vice President                 TIMOTHY J. HAKIN
and President                                Finance and Control                   President
San Francisco Giants                         DAVID T. CHING                        Dominick's Finer Foods, Inc.
GEORGE R. ROBERTS                            Senior Vice President and             FRANK LAZARAN
Member                                       Chief Information Officer             President
KKR & Co., LLC                               DAVID F. FAUSTMAN                     Randall's Food Markets, Inc.
REBECCA A. STIRN                             Senior Vice President                 HANK MULLANY
Business Consultant                          Labor Relations and Public Affairs    President
WILLIAM Y. TAUSCHER                          DICK W. GONZALES                      Genuardi's Family Markets LP
Private Investor                             Senior Vice President
Former Chairman and                          Human Resources                       FOREIGN SUBSIDIARY
Chief Executive Officer                      ROBERT A. GORDON
Vanstar Corporation                          Senior Vice President                 CANADA SAFEWAY LIMITED
                                             and General Counsel
                                             LAWRENCE V. JACKSON                   GRANT M. HANSEN
                                             Senior Vice President                 President and Chief Operating Officer
                                             Supply Operations
                                             MELISSA C. PLAISANCE                  EQUITY AFFILIATE
                                             Senior Vice President
                                             Finance and Investor Relations        CASA LEY, S.A. DE C.V. (MEXICO)
                                             KENNETH M. SHACHMUT
                                             Senior Vice President                 JUAN MANUEL LEY LOPEZ
                                             Corporate Reengineering               Chairman and Chief Executive
                                             DONALD P. WRIGHT                      Officer
                                             Senior Vice President
                                             Real Estate and Engineering


INVESTOR INFORMATION

EXECUTIVE OFFICES

Mailing Address:
Safeway Inc.
P.O. Box 99
Pleasanton, CA 94566-0009

INTERNET ADDRESS

Safeway's web site on the Internet can be accessed at www.safeway.com. We do not incorporate the information on our web site into this annual report, and you should not consider it part of this annual report.

STOCK TRANSFER AGENT AND REGISTRAR

First Chicago Trust Company
of New York
P.O. Box 2500
Jersey City, NJ 07303-2500
800-756-8200

FORM 10-K

Safeway's 2000 Form 10-K filed with the Securities and Exchange Commission can be accessed online at www.safeway.com/investor_relations. Alternately, a copy of the form may be obtained by writing to the Investor Relations Department at our executive offices or by calling 925-467-3790.

INDEPENDENT AUDITORS

Deloitte & Touche
San Francisco, California

ANNUAL MEETING

The 2001 Annual Meeting of Stockholders will be held on May 8, 2001. A notice of the meeting, together with a proxy statement and a form of proxy, were mailed to stockholders with this annual report.

STOCK EXCHANGE LISTING

The company's common stock, which trades under the symbol SWY, and certain debentures and notes are listed on the New York Stock Exchange.

INVESTOR INQUIRIES

Communication regarding investor records, including changes of address or ownership, should be directed to the company's transfer agent, First Chicago Trust Company of New York, at the address listed on the left. To inquire by phone, please call 800-756-8200.


   Investors, security analysts and members of the media should direct their financial inquiries to our Investor Relations Department at 925-467-3832.

   To access or obtain financial reports, please visit our web site at www.safeway.com/investor_relations, write to our Investor Relations Department or call 925-467-3790.

EEO-1 REPORT

As an equal opportunity employer, Safeway values and actively supports diversity in the workplace. A copy of the company's 2000 summary EEO-1 report, filed with the federal Equal Employment Opportunity Commission, is available upon request at our executive offices.

TRUSTEES AND PAYING AGENTS

5.875% SENIOR NOTES
6.05% SENIOR NOTES
6.50% SENIOR NOTES
6.85% SENIOR NOTES
7.00% SENIOR NOTES
7.25% SENIOR NOTES
7.45% SENIOR DEBENTURES
7.50% SENIOR NOTES
9.65% SENIOR SUBORDINATED
   DEBENTURES
9.875% SENIOR SUBORDINATED
   DEBENTURES
10.00% SENIOR
   SUBORDINATED NOTES

The Bank of New York
Bondholder Relations Department
Corporate Trust Division
Fiscal Agencies Department
101 Barclay Street, 7-East
New York, NY 10286
800-548-5075

9.30% SENIOR SECURED

   DEBENTURES

Bank One Trust Company, N.A.
Corporate Trust - Investor Relations
One Bank One Plaza, Suite 0134
Chicago, IL 60670-0134
800-524-9472

8.48%-10.00% SENIOR
   MEDIUM-TERM NOTES

Trustee
The Chase Manhattan Bank
Corporate Trust Administration
101 California Street, Suite 2725
San Francisco, CA 94111
415-954-9561

Paying Agent
Bankers Trust Company
Corporate Trust & Agency Group
4 Albany Street, 4th Floor
New York, NY 10006
800-735-7777