Form 10-K, Exhibit 13
period 2001-12-29
SAFEWAY INC
filed 2002-03-20
CIK 86144

                                                                    EXHIBIT 13.1



Safeway Inc. 2001 Annual Report


                                  [PHOTOGRAPH]

CORPORATE FILE

[MAP]



Safeway Inc. is one of the largest food and drug retailers in North America.
As of December 29, 2001, the company operated 1,773 stores in the Western, Southwestern, Rocky Mountain, Midwestern and Mid-Atlantic regions of the United States and in western Canada. In support of its stores, Safeway has an extensive network of distribution, manufacturing and food processing facilities.

PERCENTAGE OF STORES WITH
SPECIALTY DEPARTMENTS


              2001      1997
----------------------------
Bakery         93%       82%
Deli           95        92
Floral         91        91
Pharmacy       70        59
----------------------------


MANUFACTURING AND PROCESSING FACILITIES

                                                      YEAR-END 2001
                                                   --------------------
                                                   U.S.          Canada
-----------------------------------------------------------------------
Milk Plants                                         7               3
Bread Baking Plants                                 7               2
Ice Cream Plants                                    4               2
Cheese and Meat Packaging Plants                    1               2
Soft Drink Bottling Plants                          4              --
Fruit and Vegetable Processing Plants               1               3
Other Food Processing Plants                        2              --
Pet Food Plant                                      1              --
-----------------------------------------------------------------------
                                                   27              12
=======================================================================


CONTENTS

Letter to Stockholders 2
Giving our Best 4
Company in Review 9
Five-Year Summary Financial Information 12
Financial Review 13
Consolidated Financial Statements 19
Notes to Consolidated Financial Statements 25
Management's Report 42
Independent Auditors' Report 43
Directors and Principal Officers 44
Investor Information 45

[SAFEWAY LOGO]
[PAK'N SAVE FOODS LOGO]
[VONS LOGO]
[PAVILIONS LOGO]
[DOMINICK'S LOGO]
[CARRS LOGO]
[RANDALLS LOGO]
[TOM THUMB LOGO]
[GENUARDI'S LOGO]

FINANCIAL HIGHLIGHTS




                                                    52 WEEKS                52 Weeks                52 Weeks
(Dollars in millions, except per-share amounts)       2001                    2000                    1999
-------------------------------------------------------------------------------------------------------------
FOR THE YEAR

Sales                                              $ 34,301.0              $ 31,976.9              $ 28,859.9
Gross profit                                         10,604.3                 9,494.5                 8,510.7
Operating profit                                      2,588.8                 2,281.7                 1,997.9
Net income                                            1,253.9                 1,091.9                   970.9
Diluted earnings per share                               2.44                    2.13                    1.88
Capital expenditures (Note 1)                         2,040.0                 1,755.7                 1,485.6

AT YEAR-END

Common shares outstanding (in millions) (Note 2)        488.1                   504.1                   493.6
Retail square feet (in millions)                         78.8                    73.6                    70.8
Number of stores                                        1,773                   1,688                   1,659


Note 1: Defined in the table on page 10 under "Capital Expenditure Program."

Note 2: Net of 82.7 million, 64.3 million and 65.4 million shares held in treasury at year-end 2001, 2000 and 1999, respectively.

DILUTED EARNINGS
PER SHARE
(Before extraordinary loss)


1997..................... $1.25
1998..................... $1.59
1999..................... $1.88
2000..................... $2.13
2001..................... $2.44

EBITDA
(% OF SALES)(*)

1997.....................  7.70%
1998.....................  8.75%
1999.....................  9.35%
2000.....................  9.76%
2001..................... 10.45%


INTEREST
COVERAGE RATIO(*)



1997..................... 7.18x
1998..................... 9.11x
1999..................... 7.45x
2000..................... 6.83x
2001..................... 8.02x



                                                           (*)Defined on page 17

TO OUR STOCKHOLDERS

We had another good year in 2001, achieving strong earnings growth while increasing capital expenditures to fuel future growth. We accomplished these results despite a slowing economy.

OPERATING RESULTS

Net income increased 14.8% to $1.3 billion ($2.44 per share) in 2001 from $1.1 billion ($2.13 per share) the year before. Results for 2001 reflect three after-tax charges unrelated to operations: $30.5 million ($0.06 per share) to cover an estimated loss arising from our 15% equity position in Future Beef Operations Holdings, LLC, a meat processing company that recently was placed in Chapter 11 bankruptcy; $25.5 million ($0.05 per share) for estimated lease liabilities associated with two former operating divisions that we sold in 1987 and that recently went bankrupt under new ownership; and $18.0 million ($0.04 per share) for impairment related to our investment in an Internet grocery company, GroceryWorks Holdings, Inc. A prolonged strike against Summit Logistics, a company that operates our northern California distribution center, reduced 2000 net income by an estimated $66.6 million ($0.13 per share).

   Total sales in 2001 rose 7% to $34.3 billion, primarily due to our acquisition of Genuardi's, new store openings and increased sales at continuing stores. Adjusting for the strike in 2000, comparable-store sales for 2001 increased 1.8%, while identical-store sales (which exclude replacement stores) were up 1.1%.

   Gross profit increased 123 basis points to 30.92% of sales. In addition to the Summit strike, which depressed gross margins in 2000, the improvement in 2001 was due primarily to better buying practices, continued reduction in "shrink" (product loss) and stronger private-label sales.

   Operating and administrative expense, including goodwill amortization, rose 81 basis points to 23.37% of sales in 2001. This increase follows eight consecutive years of declines, after adjusting for acquisitions. Most of the 2001 increase resulted from unfavorable comparisons in pension income and property gains; higher real estate occupancy costs; the acquisition of Genuardi's, which had a higher expense ratio than we had; the reserve for estimated lease liabilities, as noted above; utility rate increases; and higher workers' compensation costs.

   Our interest coverage ratio (EBITDA divided by interest expense) improved to 8.02 times despite the additional debt incurred to finance the Genuardi's acquisition and additional share repurchases.

SHARE REPURCHASES

During the year we repurchased 18.9 million shares of Safeway common stock for $781.3 million. As of year-end 2001, we had bought back $1.4 billion worth of our shares, leaving $1.1 billion available for additional repurchases under the $2.5 billion program authorized by the board of directors. Future repurchases will depend on market conditions.

"ALMOST 75% OF OUR STORES
Have Been Built or Remodeled in the Past Five Years."

STORE MODERNIZATION

Capital spending increased to $2.0 billion in 2001. During the year we opened 95 new stores, including 11 former ABCO units in Arizona. We also expanded or remodeled 255 existing stores and closed 49 older ones. Total retail square footage increased 4.6%, excluding the Genuardi's acquisition. In 2002 we plan to spend more than $2.1 billion and open 80 to 85 new stores while completing approximately 250 remodels.

   Almost 75% of our stores have been built or remodeled in the past five years, up from approximately 50% at the beginning of 1997. During that time we have invested almost $7.3 billion (exclusive of acquisitions) to keep our store system, support facilities and technology up to date.

COMMUNITY INVOLVEMENT

In 2001 we made cash and in-kind donations of more than $100 million to non-profit organizations throughout the communities we serve. The primary recipients of our donations are food banks, schools, health and human service programs, and local charitable, civic and cultural organizations. During 2001 we also raised more than $4 million for victims of the September 11th tragedies. In addition, we established The Safeway Foundation to facilitate our giving programs in the future.

   Many of our employees give generously of their time and talents to community organizations and causes. We encourage their efforts and periodically augment them with financial contributions from the company.

OUTLOOK

With consumer confidence gradually rebounding, we believe the outlook for economic recovery is more promising than it had been at year-end 2001. Many indicators point to modest growth for the remainder of 2002, followed by a gradual acceleration of business investment and consumer spending next year.

   Regardless of how long the slowdown may last, we're convinced we have an unparalleled ability to reduce costs that enables us to weather the current storm. When the recovery shifts into a higher gear, we believe our lower cost structure will keep us "ahead of the curve," and in a better position to benefit from resurgent consumer sentiment and spending.

   Longer term, we are encouraged by the high productivity of our capital spending program and by the bright promise of several initiatives we have been developing to reduce costs further and drive sales. As we implement these initiatives and the business climate gradually improves, we expect to enjoy continued success in 2002 and beyond.

   In closing, I'd like to thank all 193,000 members of the Safeway team for their tireless efforts in executing our growth strategy. Our employees are the primary source of our past achievements and the key to our future success.


                                             /s/ STEVEN A. BURD
                                             -----------------------------------
                                                                  Steven A. Burd
                                 Chairman, President and Chief Executive Officer
                                                                   March 8, 2002

GIVING OUR BEST:(TM)


   At Safeway, everything we do is guided by one simple principle: Giving our best. That's why we still bake from scratch in our in-store bakeries, why we have field produce buyers in all major growing areas to ensure that our fruits and vegetables are picked at their peak, and why we offer a broad array of your favorite nationally advertised brands along with our own award-winning corporate brands.

   In 2001 we launched a new advertising campaign under this theme. It was designed to position our stores as the supermarkets of choice for consumers who want the very best along with great values. We believe the campaign's powerful images and compelling messages capture the essence of who we are and what sets us apart from the competition.

   On the following pages, we touch on a few of the ways we strive to give our best so our customers receive the finest quality, selection, service and value.

GIVING OUR BEST:

CUSTOMERS Consumers today lead busy, demanding lives. With diverse interests and pressing time constraints, they work hard to balance job, family and personal commitments. We are responding to their needs with an expanding array of convenient, easy-to-prepare meal solutions and other time-saving products and services. We're also using technology to tailor our merchandise assortments to local shopper preferences on a store-by-store basis, and to maintain a consistently high in-stock level. In addition, as consumers have become more price-conscious in the current economic environment, we are ensuring that we deliver good values every day. We receive continuous feedback from our customers. When they speak, we listen and respond.

One-Stop Shopping
MORE PHARMACIES

WITH 1,236 IN-STORE PHARMACIES AT YEAR-END 2001, WE RANKED AMONG THE 10 LARGEST DRUG RETAILERS IN NORTH AMERICA. TIME-PRESSED CONSUMERS APPRECIATE THE CONVENIENCE OF HAVING THEIR PRESCRIPTIONS FILLED WHILE THEY SHOP.

Top-Notch Perishables
SUPERIOR QUALITY

MOST SHOPPERS JUDGE THEIR SUPERMARKET BY THE QUALITY OF ITS PERISHABLE MERCHANDISE. WE STRIVE FOR CONSISTENTLY HIGH QUALITY TO BUILD CUSTOMER LOYALTY AND DIFFERENTIATE OUR STORES FROM THE COMPETITION.




2001
HIGHLIGHTS

CUSTOMERS

[ ] WE EXPANDED OUR SELECTION OF TIME-SAVING PRODUCTS AND SERVICES SUCH AS READY-TO-SERVE MEALS FROM THE DELI AND ONE-HOUR PHOTO PROCESSING.

[ ] WE CONTINUED TO REDUCE OUT-OF-STOCKS AND IMPROVE CHECKOUT SERVICE TO ENHANCE OUR CUSTOMERS' SHOPPING EXPERIENCE.

[ ] WE CONDUCTED MORE THAN 60 MAJOR CONSUMER RESEARCH STUDIES TO BETTER UNDERSTAND OUR CUSTOMERS' NEEDS AND EXPECTATIONS.

                                                              [SODA CAN GRAPHIC]

GIVING OUR BEST:


Products

With more than 35,000 items available in our 55,000-square-foot prototype, Safeway shoppers can choose from a vast array of merchandise in clean, well-stocked stores. We offer our customers an extensive selection of superior quality perishables-tender meat and fine seafood; garden-fresh produce and flowers; tempting bakery, deli and dairy products; and a growing assortment of wholesome natural foods. All are attractively presented in appealing displays prepared by friendly, knowledgeable employees. In addition to the most popular nationally-advertised brands, shoppers can find exceptional values with our award-winning corporate brands. Safeway SELECT products are designed to be of equal or superior quality to comparable national brands but are typically priced significantly lower.

[FUEL CENTER GRAPHIC]

Additional Sales
Fuel Centers

AS OF YEAR-END 2001, WE OPERATED 154 FUEL CENTERS ADJACENT TO OUR STORES. THE DUAL ATTRACTION OF EXCEPTIONAL VALUE AND ONE-STOP CONVENIENCE GENERATES ADDITIONAL TRAFFIC AND INCREMENTAL SALES OF GROCERIES AS WELL AS GASOLINE.


Corporate Brands
Safeway SELECT

SAFEWAY SELECT, OUR AWARD-WINNING LINE OF PREMIUM QUALITY PRODUCTS, CONTINUES TO BE EXTREMELY WELL RECEIVED. MANY OF THESE PRODUCTS RATE SUPERIOR TO THE LEADING NATIONAL BRANDS IN CONSUMER TASTE TESTS.


PRODUCTS

[ ] WE OPERATED 196 STARBUCKS COFFEE SHOPS IN OUR STORES, FEATURING A WIDE ASSORTMENT OF SPECIALTY COFFEES, ESPRESSO AND BLENDED BEVERAGES.

[ ] WE INTRODUCED 184 NEW SAFEWAY SELECT ITEMS, BRINGING THE TOTAL PRODUCT COUNT TO 1,256 AT YEAR END.

[ ] WE HAD EXTENSIVE NATURAL FOODS DEPARTMENTS WITH UP TO 3,000 ITEMS, OR MODULES WITH A MORE LIMITED PRODUCT ASSORTMENT, IN 450 STORES.

[ ] DURING THE HOLIDAY SEASON, SELECTED U.S. STORES SOLD MANY OF THE BEST SELLING TOYS IN AMERICA AT EXCEPTIONALLY LOW PRICES.

GIVING OUR BEST:


New Ventures

While our primary focus is on our core business, food and drug retailing, we are actively exploring a number of potential new business opportunities. Among those currently in operation is Safeway SELECT Bank. Established with a leading financial institution, it combines the convenience of an online bank with an in-store presence. Customers can access a wide range of banking products and services and pay no fees in connection with their day-to-day banking. We have also launched the first phase of our new online home shopping service. Unlike previous business models of the Internet grocery concept, ours has several key advantages -- notably, it is store-based using proven technology and the experience of a major British retailer, coupled with our significant purchasing leverage, our well-established brand identity and our extensive store system.

[GENUARDI'S GRAPHIC]

Genuardi's Acquisition
External Growth



THE GENUARDI'S ACQUISITION IN 2001 INCREASED OUR SALES BASE AND EXPANDED OUR PRESENCE IN THE MID-ATLANTIC REGION. GENUARDI'S IS RENOWNED FOR EXCEPTIONAL QUALITY AND SUPERIOR SERVICE.

[ATM GRAPHIC]

Safeway SELECT Bank
Financial Services


AT SAFEWAY SELECT BANK, CUSTOMERS NOT ONLY GET NO-FEE DAY-TO-DAY BANKING, FREE UNLIMITED CHECK WRITING AND PRODUCTS A WIDE VARIETY OF FINANCIAL PRODUCTS, THEY ALSO CAN EARN "BANK REWARDS" DOLLARS VALID FOR FREE GROCERIES.




NEW VENTURES

[ ] AT YEAR END, SAFEWAY SELECT BANK OPERATED 118 IN-STORE PAVILIONS IN CALIFORNIA, COLORADO, NEVADA, ARIZONA, OREGON AND WASHINGTON.

[ ] WE LAUNCHED A NEW ONLINE GROCERY SHOPPING AND HOME DELIVERY SERVICE IN THE PORTLAND, OREGON AREA IN DECEMBER 2001.

[ ] WE PARTICIPATED IN ONLINE AUCTIONS AND UTILIZED OTHER WEB-BASED TECHNOLOGIES TO ENHANCE SUPPLY CHAIN ECONOMICS.

[ ] WE CONTINUED TO EXPLORE A WIDE RANGE OF POTENTIAL REVENUE SOURCES FROM NON-TRADITIONAL USES OF OUR ASSET BASE.

CONTINUED PERFORMANCE

For the past nine years, Safeway consistently has ranked among the industry's top performers in same-store sales growth, cost reduction, working capital management, operating cash flow margin expansion and earnings-per-share growth.* We have achieved these results by focusing on the following three priorities:

*Based on latest available information


INCREASING SALES We have led the supermarket industry in same-store sales growth for seven of the last nine years. During 2001, we recorded sales gains in continuing stores despite the sluggish economy and overstoring in some markets. To sustain top-line growth, we continue to focus on improving store-level execution, updating retail facilities, offering new products and services, delivering exceptional value and enhancing customer service.

CONTROLLING COSTS Operating and administrative expense as a percentage of sales increased modestly in 2001. This follows eight consecutive years of decline, after adjusting for acquisitions. While we believe there are still opportunities for savings in O&A expense, we expect to achieve proportionately greater savings going forward by reducing our cost of goods. We plan to realize these savings primarily from ongoing improvements in supply chain economics, better control of product "shrink," more effective promotions and continuing expansion of private label brands.

MANAGING CAPITAL We increased capital spending to $2.0 billion in 2001 from $1.8 billion the year before. During 2001 we opened 95 new stores and expanded or remodeled 255 existing stores, increasing total retail square footage by 7% (including the Genuardi's acquisition). Interest expense declined slightly, while our interest coverage ratio remained a very strong 8.02 times despite additional debt incurred to finance the Genuardi's acquisition and to repurchase shares of Safeway common stock.

[BAR GRAPH]

ANNUAL SAME-STORE SALES GROWTH

1997 .............. 2.3%

1998 .............. 4.1%

1999 .............. 2.2%

2000 .............. 2.8%

2001 .............. 2.3%


[COMPARABLE STORE SALES GROWTH]

[IDENTICAL-STORE SALES GROWTH]

*Actual results have not been adjusted to eliminate the estimated 50 basis point impact of the 2000 northern California distribution center strike.

[BAR GRAPH]

CAPITAL EXPENDITURES (In billions)

1997 .............. $0.8

1998 .............. $1.2

1999 .............. $1.5

2000 .............. $1.8

2001 .............. $2.0

SAFEWAY INC. AND SUBSIDIARIES
COMPANY IN REVIEW

Safeway Inc. ("Safeway" or the "Company") is one of the largest food and drug retailers in North America, with 1,773 stores at year-end 2001.

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

Safeway also has a 49% interest in Casa Ley, S.A. de C.V. ("Casa Ley") which operates 99 food and general merchandise stores in Western Mexico.

In addition, the Company has a strategic alliance with and 50% voting interest in GroceryWorks Holdings, Inc., an Internet grocer.

ACQUISITION OF GENUARDI'S FAMILY MARKETS, INC. ("GENUARDI'S") In February 2001, Safeway acquired all of the assets of Genuardi's for approximately $530 million in cash (the "Genuardi's Acquisition"). On the acquisition date, Genuardi's operated 39 stores in the greater Philadelphia, Pennsylvania area, including New Jersey and Delaware. The Genuardi's Acquisition was accounted for as a purchase and was funded through the issuance of commercial paper and debentures.

STORES Safeway's average store size is approximately 44,500 square feet. The Company's primary new store prototype is 55,000 square feet and is designed to accommodate changing consumer needs, as well as achieve certain operating efficiencies. Safeway determines the size of a new store based on a number of considerations, including the needs of the community the store serves, the location and site plan, and the estimated return on capital invested.

Most stores offer a wide selection of food and general merchandise and feature a variety of specialty departments such as bakery, delicatessen, floral, pharmacy, Starbucks coffee shops and adjacent fuel centers.

Safeway continues to operate a number of smaller stores that also offer an extensive selection of food and general merchandise, and generally include one or more specialty departments. These stores remain an important part of the Company's store network in smaller communities and certain other locations where larger stores may not be feasible because of space limitations and/or community needs or restrictions.

The following table summarizes Safeway's stores by size at year-end 2001:

                                      Number        Percent
                                    of Stores       of Total
                                   ------------   ------------
Less than 30,000 square feet                307             17%
30,000 to 50,000                            795             45
More than 50,000                            671             38
                                   ------------   ------------
Total stores                              1,773            100%
                                   ============   ============

STORE OWNERSHIP At year-end 2001, Safeway owned approximately one-third of its stores and leased its remaining stores. In recent years, the Company has preferred ownership because it provides control and flexibility with respect to financing terms, remodeling, expansion and closures.

MERCHANDISING Safeway's operating strategy is to provide value to its customers by maintaining high store standards and a wide selection of high quality products at competitive prices. To provide one-stop shopping for today's busy shoppers, the Company emphasizes high quality produce and meat, as well as various specialty departments.

Safeway has developed a line of more than 1,250 premium corporate brand products since 1993 under the "Safeway SELECT" banner. The award-winning Safeway SELECT line is designed to offer premium quality products that the Company believes are equal or superior in quality to comparable best-selling nationally advertised brands, or are unique to the category and not available from national brand manufacturers.

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

Safeway operated the following manufacturing and processing facilities at year-end 2001:

                                            U.S.           Canada
                                        ------------   ------------
Milk plants                                        7              3
Bread baking plants                                7              2
Ice cream plants                                   4              2
Cheese and meat packaging plants                   1              2
Soft drink bottling plants                         4             --
Fruit and vegetable processing plants              1              3
Other food processing plants                       2             --
Pet food plant                                     1             --
                                        ------------   ------------
Total                                             27             12
                                        ============   ============

In addition, the Company operates laboratory facilities in certain of its plants and at its corporate offices for quality assurance and research and development.

DISTRIBUTION Each of Safeway's 12 retail operating areas is served by a regional distribution center consisting of one or more facilities. The Company has 16 distribution/warehousing centers (13 in the United States and three in Canada), which collectively provide the majority of all products to Safeway stores. The Company's distribution centers in northern California, Maryland and British Columbia are operated by third parties.


CAPITAL EXPENDITURE PROGRAM

A component of Safeway's long-term strategy is its capital expenditure program. The Company's capital expenditure program funds, among other things, new stores, remodels, manufacturing plants, distribution facilities and information technology advances. Over the last several years, Safeway management has strengthened significantly its program to select and approve new capital investments, resulting in continuing strong returns on investment.

The table below reconciles cash paid for property additions reflected in the consolidated statements of cash flows to Safeway's broader definition of capital expenditures, and also details changes in the Company's store base over the last three years:

(Dollars in millions)                        2001              2000             1999
                                         ------------       ------------       ------------
Cash paid for property
   additions (Note 1)                    $    1,793.0       $    1,572.5       $    1,333.6
Less: Purchases of previously
   leased properties                            (50.3)             (37.4)             (37.2)
Plus: Present value of all lease
   obligations incurred                         292.5              201.1              179.5
Mortgage notes assumed
   in property acquisitions                       4.8               19.5                9.7
                                         ------------       ------------       ------------
Total capital expenditures               $    2,040.0       $    1,755.7       $    1,485.6
                                         ============       ============       ============
Capital expenditures as
   a percent of sales                             5.9%               5.5%               5.1%
Stores opened (Note 1)                             95                 75                 67
Stores closed or sold                              49                 46                 54
Remodels (Note 2)                                 255                275                251
Total retail square footage
   at year-end (in millions)                     78.8               73.6               70.8

Note 1: Excludes acquisitions. Includes 11 former ABCO stores purchased in 2001.

Note 2: Defined as store projects (other than maintenance) generally requiring expenditures in excess of $200,000.

Improved operations and lower project costs have kept the return on capital projects at a high level, allowing Safeway to increase capital expenditures to $2.0 billion in 2001, open 95 stores and remodel 255 stores. In 2002, Safeway expects to spend more than $2.1 billion, open 80 to 85 new stores and complete approximately 250 remodels.

PERFORMANCE-BASED COMPENSATION

The Company has performance-based compensation plans that cover approximately 19,000 management and professional employees. Performance-based compensation plans set overall bonus levels based upon both operating results and working capital management. Individual bonuses are based on job performance. Certain employees are covered by capital investment bonus plans that measure the performance of capital projects based on operating performance over several years.

MARKET RISK FROM FINANCIAL INSTRUMENTS

Safeway manages interest rate risk through the strategic use of fixed and variable interest rate debt and, to a limited extent, interest rate swaps. As of year-end 2001, the Company did not have any outstanding interest rate swap agreements.

Safeway does not utilize financial instruments for trading or other speculative purposes, nor does it utilize leveraged financial instruments. The Company does not consider to be material the potential losses in future earnings, fair values and cash flows from reasonably possible near-term changes in interest rates and exchange rates.

The table below presents principal amounts and related weighted average rates by year of maturity for the Company's debt obligations at year-end 2001 and 2000 (dollars in millions):


 December 29, 2001                    2002       2003        2004         2005       2006      Thereafter      Total     Fair value
 -----------------                 ---------   ---------   ---------   ---------   ---------   ----------    ---------   ---------
Commercial paper:
  Principal                               --          --          --          --   $ 1,723.8           --    $ 1,723.8   $ 1,723.8
  Weighted average interest rate          --          --          --          --        3.49%          --
Long-term debt:(1)
  Principal                        $   642.6   $   789.2   $   698.5   $     6.3   $   706.1    $ 2,312.9    $ 5,155.6   $ 5,382.8
  Weighted average interest rate        7.00%       4.88%       7.42%       6.05%       6.14%        7.09%



December 30, 2000                     2001        2002        2003        2004        2005      Thereafter      Total     Fair value
----------------------              ---------   ---------   ---------   ---------   ---------   ----------    ---------   ---------
Commercial paper:
   Principal                               --   $ 2,328.1          --          --          --           --    $ 2,328.1   $ 2,328.1
   Weighted average interest rate          --        7.21%         --          --          --           --
Bank borrowings:
   Principal                        $    75.0   $   134.3          --          --          --           --    $   209.3   $   209.3

  Weighted average interest rate         7.18%       6.13%         --          --          --           --
Long-term debt:(1)
   Principal                        $   551.8   $   641.2   $   378.6   $   698.6   $     6.5    $ 1,219.0    $ 3,495.7   $ 3,544.3
   Weighted average interest rate        6.76%       7.03%       6.20%       7.42%       7.11%        7.25%


(1) Primarily fixed-rate debt

SAFEWAY INC. AND SUBSIDIARIES
FIVE-YEAR SUMMARY FINANCIAL INFORMATION


                                                               52 Weeks       52 Weeks      52 Weeks      52 Weeks      53 Weeks
(Dollars in millions, except per-share amounts)                  2001           2000          1999         1998          1997
                                                               ---------     ---------     ---------     ---------     ---------
RESULTS OF OPERATIONS
Sales                                                          $34,301.0     $31,976.9     $28,859.9     $24,484.2     $22,483.8
                                                               =========     =========     =========     =========     =========
Gross profit                                                    10,604.3       9,494.5       8,510.7       7,124.5       6,414.7
Operating and administrative expense                            (7,875.1)     (7,086.6)     (6,411.4)     (5,466.5)     (5,093.2)
Goodwill amortization                                             (140.4)       (126.2)       (101.4)        (56.3)        (41.8)
                                                               ---------     ---------     ---------     ---------     ---------
Operating profit                                                 2,588.8       2,281.7       1,997.9       1,601.7       1,279.7
Interest expense                                                  (446.9)       (457.2)       (362.2)       (235.0)       (241.2)
Other (loss) income, net                                           (46.9)         42.0          38.3          30.2          37.8
                                                               ---------     ---------     ---------     ---------     ---------
Income before income taxes and extraordinary loss                2,095.0       1,866.5       1,674.0       1,396.9       1,076.3
Income taxes                                                      (841.1)       (774.6)       (703.1)       (590.2)       (454.8)
                                                               ---------     ---------     ---------     ---------     ---------
Income before extraordinary loss                                 1,253.9       1,091.9         970.9         806.7         621.5
Extraordinary loss, net of tax benefit of $41.1                       --            --            --            --         (64.1)
                                                               ---------     ---------     ---------     ---------     ---------
Net income                                                     $ 1,253.9     $ 1,091.9     $   970.9     $   806.7     $   557.4
                                                               =========     =========     =========     =========     =========
Basic earnings per share:
   Income before extraordinary loss                            $    2.49     $    2.19     $    1.95     $    1.67     $    1.35
   Extraordinary loss                                                 --            --            --            --         (0.14)
                                                               ---------     ---------     ---------     ---------     ---------
   Net income                                                  $    2.49     $    2.19     $    1.95     $    1.67     $    1.21
                                                               =========     =========     =========     =========     =========
Diluted earnings per share:
   Income before extraordinary loss                            $    2.44     $    2.13     $    1.88     $    1.59     $    1.25
   Extraordinary loss                                                 --            --            --            --         (0.13)
                                                               ---------     ---------     ---------     ---------     ---------
   Net income                                                  $    2.44     $    2.13     $    1.88     $    1.59     $    1.12
                                                               =========     =========     =========     =========     =========

FINANCIAL STATISTICS

Comparable-store sales increases (Note 1)                            2.3%          2.8%          2.2%          4.1%          2.3%
Identical-store sales increases (Note 1)                             1.6%          2.2%          1.7%          3.7%          1.3%
Gross profit margin                                                30.92%        29.69%        29.49%        29.10%        28.53%
Operating and administrative expense
   as a percent of sales (Note 2)                                  23.37%        22.56%        22.57%        22.56%        22.84%
Operating profit as a percent of sales                               7.5%          7.1%          6.9%          6.5%          5.7%
EBITDA (Note 3)                                                $ 3,585.4     $ 3,122.1     $ 2,698.5     $ 2,141.9     $ 1,732.3
EBITDA as a percent of sales (Note 3)                              10.45%         9.76%         9.35%         8.75%         7.70%
Net cash flow from operating activities                        $ 2,231.3     $ 1,901.1     $ 1,488.4     $ 1,252.7     $ 1,221.6
Net cash flow used by investing activities                      (2,242.3)     (1,481.0)     (2,064.3)     (2,186.4)       (607.7)
Net cash flow (used by) from financing activities                  (11.8)       (434.4)        636.0         903.4        (614.6)
Capital expenditures (Note 4)                                    2,040.0       1,755.7       1,485.6       1,189.7         829.4
Depreciation                                                       797.3         704.5         594.2         475.1         414.0
Total assets                                                    17,462.6      15,965.2      14,900.3      11,389.6       8,493.9
Total debt                                                       7,399.8       6,495.9       6,956.3       4,972.1       3,340.3
Total stockholders' equity                                       5,889.6       5,389.8       4,085.8       3,082.1       2,149.0
Weighted average shares outstanding -- basic (in millions)         503.3         497.9         498.6         482.8         462.3
Weighted average shares outstanding -- diluted (in millions)       513.2         511.6         515.4         508.8         497.7

OTHER STATISTICS

Genuardi's stores acquired during the year                            39            --            --            --            --
Randall's stores acquired during the year                             --            --           117            --            --
Carrs stores acquired during the year                                 --            --            32            --            --
Dominick's stores acquired during the year                            --            --            --           113            --
Vons stores acquired during the year                                  --            --            --            --           316
Stores opened during the year                                         95            75            67            46            37
Stores closed or sold during the year                                 49            46            54            30            37
Total stores at year-end                                           1,773         1,688         1,659         1,497         1,368
Remodels completed during the year (Note 5)                          255           275           251           234           181
Total retail square footage at year-end (in millions)               78.8          73.6          70.8          61.6          53.2

Note 1. Defined as stores operating the entire year in both the current year and the previous year. Comparable stores include replacement stores while identical stores do not. 1997 sales increase excludes British Columbia stores, which were closed during a labor dispute in 1996. 2001 and 2000 sales increases reflect actual results that have not been adjusted to eliminate the estimated 50-basis-point impact of the 2000 northern California distribution center strike.

Note 2. Includes goodwill amortization. Management believes this ratio is relevant because it assists investors in evaluating Safeway's ability to control costs.

Note 3. Defined in the table on page 17 under "Liquidity and Financial
        Resources".

Note 4. Defined in the table on page 10 under "Capital Expenditure Program".

Note 5. Defined as store projects (other than maintenance) generally requiring expenditures in excess of $200,000.

SAFEWAY INC. AND SUBSIDIARIES
FINANCIAL REVIEW

ACQUISITION OF GENUARDI'S
FAMILY MARKETS, INC. ("GENUARDI'S")

In February 2001, Safeway acquired all of the assets of Genuardi's for approximately $530 million in cash (the "Genuardi's Acquisition"). On the acquisition date, Genuardi's operated 39 stores in the greater Philadelphia, Pennsylvania area, including New Jersey and Delaware. The Genuardi's Acquisition was accounted for as a purchase and was funded through the issuance of commercial paper and debentures.

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

ACQUISITION OF CARR-GOTTSTEIN
FOODS CO. ("CARRS")

In April 1999, Safeway acquired all of the outstanding shares of Carrs for approximately $106 million in cash (the "Carrs Acquisition"). On the acquisition date, Carrs operated 49 stores in Alaska. The Carrs Acquisition was accounted for as a purchase. Safeway funded the acquisition, and subsequent repayment of $239 million of Carrs' debt, with the issuance of commercial paper.

STOCK REPURCHASE

In January 2002, Safeway announced that its Board of Directors had increased the authorized level of the Company's stock repurchase program to $2.5 billion from the previously announced level of $1.5 billion. During 2001, Safeway repurchased
18.9 million shares of common stock at a cost of $781 million. From initiation of the program in 1999 through the end of 2001, Safeway has repurchased 36.9 million shares of common stock at a cost of $1.4 billion, leaving $1.1 billion available for repurchases.

RESULTS OF OPERATIONS

Safeway's net income was $1,253.9 million ($2.44 per share) in 2001, $1,091.9 million ($2.13 per share) in 2000 and $970.9 million ($1.88 per share) in 1999.

Future Beef Operations Holdings, LLC ("FBO"), a meat processing company based in Denver, Colorado was placed in bankruptcy in March 2002. Safeway is a 15% equity investor in FBO, has a supply contract for the purchase of beef from FBO and has a common board member with FBO. In addition, Safeway has a first loss deficiency agreement with FBO's principal lender which provides that under certain circumstances and in the event of liquidation of FBO, Safeway will pay the lender up to $40 million if proceeds from the sale of collateral do not fully repay the amount owed by FBO to the lender.

FBO's meat processing plant began operations in August 2001 and failed to meet performance expectations. Subsequent to year-end 2001, the plant continued to underperform and larger-than-expected start-up losses caused the company to be placed into bankruptcy proceedings.

Safeway accrued a pre-tax charge of $51.0 million ($0.06 per share) related to the FBO bankruptcy in 2001. The charge is primarily for estimated payments under contractual obligations and the first loss deficiency agreement in the event FBO is liquidated.

In 1987, Safeway assigned a number of leases to Furr's Inc. ("Furr's") and Homeland Stores, Inc. ("Homeland") as part of the sale of the Company's former El Paso, Texas and Oklahoma City, Oklahoma divisions. Furr's filed for Chapter 11 bankruptcy on February 8, 2001. Homeland filed for Chapter 11 bankruptcy on August 1, 2001. Safeway is contingently liable if Furr's and Homeland are unable to continue making rental payments on these leases. In 2001, Safeway recorded a pre-tax charge to earnings of $42.7 million ($0.05 per share) to recognize

["NET INCOME" BAR GRAPH]
estimated lease liabilities associated with these bankruptcies and for a single lease from Safeway's former Florida division.

Safeway has reviewed its potential obligations with respect to assigned leases relating to other divested operations and, based on an internal assessment by the Company, Safeway expects that any potential losses, should there be any similar defaults, would not be significant to Safeway's net operating results, cash flow or financial position.

Safeway also recorded a pre-tax charge of $30.1 million ($0.04 per share) in 2001 to reduce the carrying amount of the Company's investment in GroceryWorks Holdings, Inc. ("GroceryWorks") to its estimated fair value. In June 2001 GroceryWorks underwent significant changes to its capital structure and governance including a buyout of the common shareholders' interests and an investment of cash and assets by Safeway, cash by other preferred shareholders and cash and technology by Tesco PLC, a new third-party strategic investor. The impairment charge was equal to the difference in Safeway's recorded investment in GroceryWorks and Safeway's share of the estimated fair value of GroceryWorks based on the valuations indicated by cash investments in preferred stock in June 2001 (having substantially the same terms as Safeway's preferred stock, which is nonredeemable, voting and convertible) made by other preferred shareholders. As a result of these changes, Safeway began accounting for its investment in GroceryWorks under the equity method beginning in the third quarter of 2001.

Summit Logistics, a company that operates Safeway's northern California distribution center, was engaged in a 47-day strike during the fourth quarter of 2000 (the "Summit strike") which had an adverse effect on sales, product costs and distribution expenses at 246 Safeway stores in northern California, Nevada and Hawaii. Safeway is currently in discussions with Summit over certain of these distribution expenses. Safeway estimates that the overall cost of the strike, including all costs under discussion with Summit, reduced 2000 gross profit by $134 million, reduced operating and administrative expense by $20 million and reduced pre-tax income by approximately $113.8 million ($0.13 per share). Safeway estimated the impact of the strike by comparing internal forecasts immediately before the strike with actual results during the strike.

SALES Strong store operations helped increase identical-store sales (stores operating the entire year in both 2001 and 2000, excluding replacement stores) 1.6% in 2001, while comparable-store sales, which include replacement stores, increased 2.3%. Excluding the estimated effects of the Summit strike on 2000 sales, identical-store sales increased 1.1% and comparable-store sales increased 1.8% in 2001.

In 2000, strong store operations helped increase identical-store sales 2.2% while comparable-store sales increased 2.8%. Excluding the estimated effects of the Summit strike, which had an unfavorable impact on sales in 2000, identical-store sales increased 2.7% and comparable-store sales increased 3.3% in 2000.

Total sales for the 52 weeks of 2001 were $34.3 billion, compared to $32.0 billion for the 52 weeks of 2000 and $28.9 billion for the 52 weeks of 1999. 2001 sales increases were attributable to the Genuardi's Acquisition, new store openings, increased sales at continuing stores and the effect of the Summit strike in 2000. 2000 sales increases were attributable to the Randall's Acquisition, new store openings and increased sales at continuing stores, partly offset by the adverse impact of the Summit strike.

GROSS PROFIT Gross profit represents the portion of sales revenue remaining after deducting the costs of inventory sold during the period, including purchase and distribution costs. In addition, advertising and promotional expenses, net of vendor allowances, are a component of cost of goods sold. Vendor allowances that relate to Safeway's buying and merchandising activities consist primarily of promotional allowances, advertising allowances and, to a lesser extent, slotting allowances and are included as a component of cost of sales. Vendor allowances totaled $2.3 billion in 2001, $2.1 billion in 2000 and
$1.7 billion in 1999.   Vendor
allowances did not materially impact the Company's gross profit in 2001, 2000 and 1999 because Safeway spends the allowances received on pricing promotions, advertising expenses and slotting expenses. Safeway includes store occupancy costs in operating and administrative expense. Gross profit increased to 30.92% of sales in 2001, from 29.69% in 2000 and 29.49% in 1999.

Safeway estimates that approximately 24 basis points of the 2001 increase in the gross profit margin was attributable to the Summit strike. The remaining 99 basis point improvement was due primarily to continuing improvements in shrink control, buying practices and private-label growth.

The 2000 increase in the gross profit margin was positively impacted by approximately 64 basis points due to continuing improvements in buying practices and private-label growth. This improvement was adversely impacted by approximately 24 basis points due to the Summit strike and approximately 20 basis points due to the Carrs and Randall's Acquisitions in 1999.

OPERATING AND ADMINISTRATIVE EXPENSE Operating and administrative expense, including amortization of goodwill, was 23.37% of sales in 2001 compared to 22.56% in 2000 and 22.57% in 1999.

Approximately 12 basis points of the 2001 increase was attributable to the charge related to the Furr's and Homeland bankruptcies. Another 12 basis points was attributable to the Genuardi's Acquisition. The remaining 64 basis point increase was due primarily to unfavorable comparisons in pension income and property gains, higher real estate occupancy costs, utility cost increases and higher workers' compensation expense. These increases were partially offset by a decrease of approximately seven basis points attributable to the Summit strike.

Safeway's operating and administrative expense-to-sales ratio remained essentially flat in 2000 compared to 1999, as an eight basis point improvement due to increased sales and ongoing efforts to reduce or control expenses was offset by approximately seven basis points attributable to the Summit strike.

Annual goodwill amortization increased to $140.4 million in 2001 from $126 million in 2000 and $101.4 million in 1999. Beginning in 2002, goodwill will no longer be amortized, but will be tested annually for impairment in accordance with the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets."

INTEREST EXPENSE Interest expense was $446.9 million in 2001, compared to $457.2 million in 2000 and $362.2 million in 1999. Interest expense decreased in 2001 primarily due to lower interest rates on variable-rate debt, partially offset by higher average borrowings primarily due to debt incurred to finance the repurchase of Safeway stock and the Genuardi's Acquisition. Interest expense increased in 2000 primarily due to debt incurred to finance the Randall's Acquisition, debt incurred to finance the repurchase of Safeway stock during the fourth quarter of 1999 and, to a lesser extent, higher interest rates on variable-rate borrowings.

Safeway terminated its swap agreement in 2001 at a net settlement cost of $7.1 million. This amount, net of tax benefit, is included in accumulated other comprehensive income in the consolidated statement of stockholders' equity and is being amortized over the original term of the swap agreement. At year-end 2000, there was a net unrealized loss on this interest rate swap agreement of $1.9 million. At year-end 2001, there were no outstanding interest rate swap agreements. Interest rate swap agreements, and a cap agreement that expired in 1999, increased interest expense by $1.8 million in 2001, $0.2 million in 2000 and $1.7 million in 1999.

OTHER (LOSS) INCOME Other (loss) income consists primarily of net equity in earnings from Safeway's unconsolidated affiliates, which totaled $20.2 million in 2001, $31.2 million in 2000 and $34.5 million in 1999. Additionally, Safeway recorded a $30.1 million impairment charge in 2001 to reduce the carrying amount of the Company's investment in GroceryWorks to its estimated fair value. Safeway also recorded a $51.0 million charge related to the FBO bankruptcy.

At year-end 2001, 2000 and 1999, Safeway's investment in unconsolidated affiliates included a 49% ownership interest in Casa Ley, which operates 99 food and general merchandise stores in western Mexico. At year-end 2001, Safeway's investment in unconsolidated affiliates also included a 50% voting interest in GroceryWorks and a 15% ownership interest in FBO.

RELATED PARTY TRANSACTIONS Safeway's 2001, 2000 and 1999 transactions with related parties are not considered material. See Note K of the Company's consolidated financial statements.

CRITICAL ACCOUNTING POLICIES

Critical accounting policies are those accounting policies that management believes are important to the portrayal of Safeway's financial condition and results and require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

The Company is primarily self-insured for workers' compensation, automobile and general liability costs. It is the Company's policy to record its self-insurance liability, as determined actuarially, based on claims filed and an estimate of claims incurred but not yet reported. Any actuarial projection of losses concerning workers' compensation and general liability is subject to a high degree of variability. Among the causes of this variability are unpredictable external factors affecting future inflation rates, litigation trends, legal interpretations, benefit level changes and claim settlement patterns.

The majority of the Company's workers' compensation liability is from claims occurring in California. California workers' compensation has received a tremendous amount of attention from the state's politicians, insurers, employers and providers, as well as the public in general. Recent years have seen an escalation in the number of legislative reforms, judicial rulings and social phenomena affecting this business. Some of the many sources of uncertainty in the Company's reserve estimates include changes in benefit levels and medical fee schedules. Other reforms address vocational rehabilitation limitations, restrictions on the number of allowed medical-legal evaluations, the treatment of stress and post-termination claims and the permanent disability rating schedule.

The Company's workers' compensation future funding estimates anticipate no change in the benefit structure. Statutory changes could have a significant impact on future claim costs. The California Legislature is currently discussing benefit reforms. At this point it is unknown what, if any, changes will result.

It is the Company's policy to recognize losses relating to the impairment of long-lived assets when future cash flows, discounted using a risk-free rate of interest, are less than the assets' carrying value. For stores to be closed that are under long-term leases, the Company records a liability for the future minimum lease payments and related ancillary costs from the date of closure to the end of the remaining lease term, net of estimated cost recoveries. The Company estimates future cash flows based on its experience and knowledge of the market in which the store expected to be closed is located. However, these estimates project cash flow several years into the future and are affected by variable factors such as inflation, real estate markets and economic conditions.

LIQUIDITY AND FINANCIAL RESOURCES

Net cash flow from operating activities was $2,231.3 million in 2001, $1,901.1 million in 2000 and $1,488.4 million in 1999. Net cash flow from operating activities increased in 2001 and 2000 largely due to increased net income and changes in working capital.

Cash flow used by investing activities was $2,242.3 million in 2001, $1,481.0 million in 2000 and $2,064.3 million in 1999. Cash flow used by investing activities increased in 2001 primarily because of cash used to acquire Genuardi's, as well as increased capital expenditures. Cash flow used by investing activities declined in 2000, as compared to 1999, primarily due to cash used to acquire Randall's and Carrs in 1999, offset, in part, by increased capital expenditures in 2000 over 1999. Safeway opened 95 new stores, including 11 former ABCO stores, and remodeled 255 stores in 2001. In 2000, Safeway opened 75 new stores and remodeled 275 stores.

Cash flow used by financing activities was $11.8 million in 2001, primarily due to cash flow from operations being used to pay down debt, almost entirely offset by additional borrowings related to the Genuardi's Acquisition. Cash flow used by financing activities was $434.4 million in 2000 primarily due to cash flows from operations being used to pay down debt. Cash flow from financing activities was $636.0 million in 1999 primarily due to borrowings related to the Randall's and Carrs acquisitions.

Net cash flow from operating activities as presented in the consolidated statements of cash flows is an important measure of cash generated by the Company's operating activities. EBITDA, as defined below, is similar to net cash flow from operations because it excludes certain noncash items. However, EBITDA also excludes interest expense and income taxes. EBITDA should not be considered as an alternative to net income or cash flows from operating activities (which are determined in accordance with

GAAP) as an indicator of operating performance or a measure of liquidity. Management believes that EBITDA is relevant because it assists investors in evaluating Safeway's ability to service its debt by providing a commonly used measure of cash available to pay interest, and it facilitates comparisons of Safeway's results of operations with those of companies having different capital structures. Other companies may define EBITDA differently and, as a result, such measures may not be comparable to Safeway's EBITDA. Safeway's computation of EBITDA is as follows:


(Dollars in millions)                      2001            2000            1999
                                        -----------     -----------     -----------
EBITDA:
Net income                              $   1,253.9     $   1,091.9     $     970.9
Add (subtract):
  Income taxes                                841.1           774.6           703.1
  LIFO expense (income)                         2.2            (1.1)            1.2
  Interest expense                            446.9           457.2           362.2
  Depreciation and amortization               937.7           830.7           695.6
  FBO bankruptcy charge                        51.0              --              --
  Furr's and Homeland
    bankruptcy charge                          42.7              --              --
  GroceryWorks impairment charge               30.1              --              --
  Equity in earnings of
    unconsolidated affiliates, net            (20.2)          (31.2)          (34.5)
                                        -----------     -----------     -----------
Total EBITDA                            $   3,585.4     $   3,122.1     $   2,698.5
                                        ===========     ===========     ===========
    As a percent of sales                     10.45%           9.76%           9.35%
                                        ===========     ===========     ===========
    As a multiple of interest expense         8.02x           6.83x           7.45x
                                        ===========     ===========     ===========
CASH FLOW:
Net cash flow from operating
    activities                          $   2,231.3     $   1,901.1     $   1,488.4
                                        ===========     ===========     ===========
Net cash flow used by investing
    activities                          $  (2,242.3)    $  (1,481.0)    $  (2,064.3)
                                        ===========     ===========     ===========
Net cash flow (used by) from
    financing activities                $     (11.8)    $    (434.4)    $     636.0
                                        ===========     ===========     ===========


     Total debt, including capital leases, was $7.39 billion at year-end 2001, $6.50 billion at year-end 2000 and $6.96 billion at year-end 1999. Total debt increased in 2001 primarily due to the Genuardi's Acquisition and Safeway stock repurchases, partially offset by debt paid down with cash flows from operations. Total debt decreased in 2000 primarily because debt was paid down with cash flows from operations. Annual debt maturities over the next five years are set forth in Note D of the Company's 2001 consolidated financial statements.

     Based upon the current level of operations, Safeway believes that EBITDA and other sources of liquidity, including borrowings under the Company's commercial paper program and bank credit agreement, will be adequate to meet anticipated requirements for working capital, capital expenditures, interest payments and scheduled principal payments for the foreseeable future. There can be no assurance, however, that Safeway's business will continue to generate cash flow at or above current levels or that the Company will maintain its ability to borrow under the commercial paper program and bank credit agreement.

If the Company's credit rating were to decline below its current level of Baa2/BBB, the ability to borrow under the commercial paper program would be adversely affected. Safeway's ability to borrow under the bank credit agreement is unaffected by Safeway's credit rating. However, if Safeway's 2001 EBITDA to interest ratio of 8.02 to 1 were to decline to 2.0 to 1, or if Safeway's year-end 2001 debt to EBITDA ratio of 2.06 to 1 were to grow to 3.5 to 1, Safeway's ability to borrow under the bank credit agreement would be impaired.

The table below presents significant contractual obligations of the Company at year-end 2001:

(In millions)                                  2002         2003       2004        2005        2006      Thereafter    Total
                                             ---------   ---------   ---------   ---------   ---------   ---------   ---------
Long-term debt                               $   642.6   $   789.2   $   698.5   $     6.3   $ 2,429.9   $ 2,312.9   $ 6,879.4
Capital lease obligations(1)                      44.9        33.9        44.5        31.4        26.8       338.9       520.4
Operating leases                                 384.3       383.1       360.8       351.9       332.4     3,035.0     4,847.5
Contracts for purchase of property,
   equipment and construction of buildings       121.6          --          --          --          --          --       121.6

(1) Minimum lease payments, less amounts representing interest.

NEW ACCOUNTING STANDARDS

In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations," and SFAS No. 142. SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. In the event Safeway acquires goodwill in the future it will not be amortized. SFAS No. 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 provides that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives will not be amortized, but will rather be tested at least annually for impairment. Under the provisions of SFAS No. 142, any impairment loss identified upon adoption of this standard is recognized as a cumulative effect of a change in accounting principle. Any impairment loss incurred subsequent to initial adoption of SFAS No. 142 is recorded as a charge to current period earnings. SFAS No. 142 was effective for Safeway beginning on December 30, 2001 and, since that time, Safeway has stopped amortizing goodwill. Goodwill was $5.1 billion at year-end 2001 and $4.7 billion at year-end 2000. Goodwill amortization was $140.4 million in 2001, $126.2 million in 2000 and $101.4 million in 1999. Other than the elimination of goodwill amortization, the Company has not yet determined the effect that adoption of SFAS No. 142 will have on its financial statements.

In October 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144, which replaces SFAS No. 121 and APB No. 30, became effective for Safeway on December 30, 2001. Adoption of this standard did not have a material effect on the Company's financial statements.

Emerging Issues Task Force ("EITF") Issue Nos. 00-14, "Accounting for Certain Sales Incentives;" 00-22, "Accounting for 'Points' and Other Time-Based or Volume-Based Sales and Incentive Offers, and Offers for Free Products or Services to be Delivered in the Future;" and 00-25, "Vendor Income Statement Characterization of Consideration from a Vendor to a Retailer" became effective for Safeway beginning in the first quarter of 2002. These Issues address the appropriate accounting for certain vendor contracts and loyalty programs. Adoption of these issues did not have a material effect on the Company's financial statements.


FORWARD-LOOKING STATEMENTS

This Annual Report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements relate to, among other things, capital expenditures, acquisitions, the valuation of Safeway's investment in GroceryWorks, operating improvements and costs and gross profit improvement and are indicated by words or phrases such as "continuing," "on-going," "expects," and similar words or phrases. The following are among the principal factors that could cause actual results to differ materially from the forward-looking statements: general business and economic conditions in our operating regions, including the rate of inflation, consumer spending levels, population, employment and job growth in our markets; pricing pressures and competitive factors, which could include pricing strategies, store openings and remodels by our competitors; results of our programs to control or reduce costs, improve buying practices and control shrink; results of our programs to increase sales, including private-label sales, and our promotional programs; results of our programs to improve capital management; the ability to integrate any companies we acquire and achieve operating improvements at those companies; changes in financial performance of GroceryWorks or our other equity investments; increases in labor costs and relations with union bargaining units representing our employees or employees of third-party operators of our distribution centers; changes in state or federal legislation or regulation; the cost and stability of power sources; opportunities or acquisitions that we pursue; the rate of return on our pension assets; and the availability and terms of financing. Consequently, actual events and results may vary significantly from those included in or contemplated or implied by such statements. The Company undertakes no obligation to update forward-looking statements to reflect developments or information obtained after the date hereof and disclaims any obligation to do so.

SAFEWAY INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

                                                     52 Weeks          52 Weeks          52 Weeks
(In millions, except per-share amounts)                2001              2000              1999
                                                   -------------     ------------      -------------
Sales                                              $   34,301.0      $   31,976.9      $   28,859.9
Cost of goods sold                                    (23,696.7)        (22,482.4)        (20,349.2)
                                                   ------------      ------------      ------------
   Gross profit                                        10,604.3           9,494.5           8,510.7
Operating and administrative expense                   (7,875.1)         (7,086.6)         (6,411.4)
Goodwill amortization                                    (140.4)           (126.2)           (101.4)

   Operating profit                                     2,588.8           2,281.7           1,997.9
Interest expense                                         (446.9)           (457.2)           (362.2)
Other (loss) income, net                                  (46.9)             42.0              38.3
                                                   ------------      ------------      ------------
   Income before income taxes                           2,095.0           1,866.5           1,674.0
Income taxes                                             (841.1)           (774.6)           (703.1)
                                                   ------------      ------------      ------------
Net income                                         $    1,253.9      $    1,091.9      $      970.9
                                                   ============      ============      ============
Basic earnings per share                           $       2.49      $       2.19      $       1.95
                                                   ============      ============      ============
Diluted earnings per share                         $       2.44      $       2.13      $       1.88
                                                   ============      ============      ============
Weighted average shares outstanding -- basic              503.3             497.9             498.6
Weighted average shares outstanding -- diluted            513.2             511.6             515.4

See accompanying notes to consolidated financial statements

SAFEWAY INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

                                                                         Year-end          Year-end
(In millions)                                                              2001              2000
                                                                       ------------      ------------
ASSETS
Current assets:
   Cash and equivalents                                                $       68.5      $       91.7
   Receivables                                                                391.4             374.5
   Merchandise inventories, net of LIFO reserve of $82.6 and $80.4          2,576.8           2,508.2
   Prepaid expenses and other current assets                                  275.1             249.1
                                                                       ------------      ------------
   Total current assets                                                     3,311.8           3,223.5
                                                                       ------------      ------------

Property:
   Land                                                                     1,217.3           1,085.3
   Buildings                                                                3,305.5           2,910.8
   Leasehold improvements                                                   2,299.8           1,883.5
   Fixtures and equipment                                                   4,914.7           4,262.0
   Property under capital leases                                              608.7             586.5
                                                                       ------------      ------------
                                                                           12,346.0          10,728.1
   Less accumulated depreciation and amortization                          (4,204.3)         (3,582.0)
                                                                       ------------      ------------

   Total property, net                                                      8,141.7           7,146.1

Goodwill, net of accumulated amortization of $577.3 and $439.3              5,073.8           4,709.9
Prepaid pension costs                                                         531.3             491.5
Investments in unconsolidated affiliates                                      242.2             166.6
Other assets                                                                  161.8             227.7
                                                                       ------------      ------------

Total assets                                                           $   17,462.6      $   15,965.3
                                                                       ============      ============

                                                                        Year-end           Year-end
(In millions, except per-share amounts)                                    2001              2000
                                                                       ------------      ------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:

   Current maturities of notes and debentures                          $      642.6      $      626.8
   Current obligations under capital leases                                    44.9              47.0
   Accounts payable                                                         1,952.0           1,920.2
   Accrued salaries and wages                                                 389.5             389.9
   Other accrued liabilities                                                  853.6             795.6
                                                                       ------------      ------------
   Total current liabilities                                                3,882.6           3,779.5
                                                                       ------------      ------------

Long-term debt:
   Notes and debentures                                                     6,236.8           5,406.3
   Obligations under capital leases                                           475.5             415.8
                                                                       ------------      ------------
   Total long-term debt                                                     6,712.3           5,822.1

Deferred income taxes                                                         498.1             508.7
Accrued claims and other liabilities                                          480.0             465.2
                                                                       ------------      ------------
Total liabilities                                                          11,573.0          10,575.5
                                                                       ------------      ------------

Commitments and contingencies

Stockholders' equity:
   Common stock: par value $0.01 per share;
        1,500 shares authorized; 570.8 and 568.4 shares outstanding             5.7               5.7
        Additional paid-in capital                                          3,267.1           3,194.9
        Accumulated other comprehensive loss                                  (79.3)            (25.7)
        Retained earnings                                                   5,115.7           3,987.8
                                                                       ------------      ------------
                                                                            8,309.2           7,162.7
        Less: Treasury stock at cost; 82.7 and 64.3 shares                 (2,419.6)         (1,646.9)
              Unexercised warrants purchased                                     --            (126.0)
                                                                       ------------      ------------
        Total stockholders' equity                                          5,889.6           5,389.8
                                                                       ------------      ------------

Total liabilities and stockholders' equity                             $   17,462.6      $   15,965.3
                                                                       ============      ============

See accompanying notes to consolidated financial statements.

SAFEWAY INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                     52 Weeks          52 Weeks          52 Weeks
(In millions)                                                          2001              2000              1999
                                                                   ------------      ------------      ------------
OPERATING ACTIVITIES:
Net income                                                         $    1,253.9      $    1,091.9      $      970.9
Reconciliation to net cash flow from operating activities:
   Depreciation and amortization                                          937.7             830.7             695.6
   Amortization of deferred finance costs                                   8.0               7.0               4.8
   Deferred income taxes                                                   68.8             176.0             244.7
   LIFO expense (income)                                                    2.2              (1.1)              1.2
   FBO bankruptcy charge                                                   51.0                --                --
   Furr's and Homeland bankruptcy charge                                   42.7                --                --
   GroceryWorks impairment charge                                          30.1                --                --
   Equity in earnings of unconsolidated affiliates, net                   (20.2)            (31.2)            (34.5)
   Net pension income                                                     (27.3)            (77.3)            (35.1)
   Gain on pension settlement                                              (9.3)            (15.0)               --
   Contributions to Canadian pension plan                                  (3.5)             (0.6)             (0.9)
   Increase (decrease) in accrued claims and other liabilities             18.6             (47.5)             (8.4)
   Gain on property retirements                                           (34.6)            (58.5)            (30.6)
   Changes in working capital items:
       Receivables                                                         35.9             (82.6)            (31.9)
       Inventories at FIFO cost                                           (57.6)            (95.9)           (283.1)
       Prepaid expenses and other current assets                          (23.5)            (42.4)             23.0
       Payables and accruals                                              (41.6)            247.6             (27.3)
                                                                   ------------      ------------      ------------
          Net cash flow from operating activities                       2,231.3           1,901.1           1,488.4
                                                                   ------------      ------------      ------------

INVESTING ACTIVITIES:
       Cash paid for property additions                                (1,793.0)         (1,572.5)         (1,333.6)
       Proceeds from sale of property                                     132.9             159.1             143.5
       Net cash used to acquire Genuardi's                               (523.1)               --                --
       Net cash used to acquire Randall's                                    --                --            (729.8)
       Net cash used to acquire Carrs                                        --                --             (94.4)
       Other                                                              (59.1)            (67.6)            (50.0)
                                                                   ------------      ------------      ------------
          Net cash flow used by investing activities                   (2,242.3)         (1,481.0)         (2,064.3)
                                                                   ------------      ------------      ------------

                                                                     52 Weeks          52 Weeks          52 Weeks
(In millions)                                                          2001              2000              1999
                                                                   ------------      ------------      ------------
FINANCING ACTIVITIES:

Additions to short-term borrowings                                 $       34.6      $      100.0      $      204.9
Payments on short-term borrowings                                        (121.5)           (154.7)           (237.0)
Additions to long-term borrowings                                       3,475.9             686.1           3,840.7
Payments on long-term borrowings                                       (2,662.4)         (1,144.8)         (2,520.0)
Purchase of treasury stock                                               (767.9)               --            (651.0)
Net proceeds from exercise of warrants and stock options                   51.5              80.1              22.9
Other                                                                     (22.0)             (1.1)            (24.5)
                                                                   ------------      ------------      ------------
          Net cash flow (used by) from financing activities               (11.8)           (434.4)            636.0
                                                                   ------------      ------------      ------------
Effect of changes in exchange rates on cash                                (0.4)             (0.2)              0.4
                                                                   ------------      ------------      ------------
(Decrease) increase in cash and equivalents                               (23.2)            (14.5)             60.5

CASH AND EQUIVALENTS:
Beginning of year                                                          91.7             106.2              45.7
                                                                   ------------      ------------      ------------
End of year                                                        $       68.5      $       91.7      $      106.2
                                                                   ============      ============      ============

OTHER CASH FLOW INFORMATION:
Cash payments during the year for:
          Interest                                                 $      456.4      $      469.7      $      351.4
          Income taxes, net of refunds                                    728.6             414.4             378.2

NONCASH INVESTING AND FINANCING ACTIVITIES:
Stock issued for acquisition of Randall's                                    --                --             546.4
Tax benefit from stock options exercised                                   34.8             148.9              77.0
Capital lease obligations entered into                                     82.3              53.3              24.8
Mortgage notes assumed in property additions                                4.8              19.5               9.7

See accompanying notes to consolidated financial statements.

SAFEWAY INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY



                                                     Common Stock            Additional          Treasury Stock
                                               -------------------------      Paid-in       --------------------------
(In millions)                                    Shares         Amount        Capital         Shares          Cost
                                               ----------     ----------     ----------     ----------      ----------
Balance, year-end 1998                              550.9     $      5.5     $  2,599.9          (60.6)     $ (1,302.6)
                                               ==========     ==========     ==========     ==========      ==========

 Net income                                            --             --             --             --              --
Translation adjustments                                --             --             --             --              --
Shares issued for acquisition of Randall's             --             --          272.8           12.7           273.6
Randall's options converted                            --             --           29.3             --              --
Treasury stock purchased                               --             --             --          (17.9)         (651.0)
Options and warrants exercised                        8.1            0.1           91.4            0.4             8.4
                                               ----------     ----------     ----------     ----------      ----------
Balance, year-end 1999                              559.0            5.6        2,993.4          (65.4)       (1,671.6)
                                               ==========     ==========     ==========     ==========      ==========

Net income                                             --             --             --             --              --
Translation adjustments                                --             --             --             --              --
Options exercised                                     9.4            0.1          201.5            1.1            24.7
                                               ----------     ----------     ----------     ----------      ----------
Balance, year-end 2000                              568.4            5.7        3,194.9          (64.3)       (1,646.9)
                                               ==========     ==========     ==========     ==========      ==========

Net income                                             --             --             --             --              --
Translation adjustments                                --             --             --             --              --
Loss on settlement of interest
  rate swap, net of tax benefit                        --             --             --             --              --
Treasury stock purchased                               --             --             --          (18.9)         (781.3)
Options exercised                                     2.4             --           72.2            0.5             8.6
Warrants expired                                       --             --             --             --              --
                                               ----------     ----------     ----------     ----------      ----------
Balance, year-end 2001                              570.8     $      5.7     $  3,267.1          (82.7)     $ (2,419.6)
                                               ==========     ==========     ==========     ==========      ==========

                                                                              Accumulated
                                                Unexercised                      Other            Total
                                                 Warrants       Retained     Comprehensive    Stockholders'  Comprehensive
(In millions)                                   Purchased       Earnings     (Loss) Income       Equity          Income
                                                ----------     ----------      ----------      ----------      ----------
Balance, year-end 1998                          $   (126.0)    $  1,925.0      $    (19.7)     $  3,082.1      $    786.4
                                                ==========     ==========      ==========      ==========      ==========

 Net income                                             --          970.9              --           970.9      $    970.9
Translation adjustments                                 --             --             8.2             8.2             8.2
Shares issued for acquisition of Randall's              --             --              --           546.4              --
Randall's options converted                             --             --              --            29.3              --
Treasury stock purchased                                --             --              --          (651.0)             --
Options and warrants exercised                          --             --              --            99.9              --
                                                ----------     ----------      ----------      ----------      ----------
Balance, year-end 1999                              (126.0)       2,895.9           (11.5)        4,085.8      $    979.1
                                                ==========     ==========      ==========      ==========      ==========

Net income                                              --        1,091.9              --         1,091.9      $  1,091.9
Translation adjustments                                 --             --           (14.2)          (14.2)          (14.2)
Options exercised                                       --             --              --           226.3              --
                                                ----------     ----------      ----------      ----------      ----------
Balance, year-end 2000                              (126.0)       3,987.8           (25.7)        5,389.8      $  1,077.7
                                                ==========     ==========      ==========      ==========      ==========

Net income                                              --        1,253.9              --         1,253.9      $  1,253.9
Translation adjustments                                 --             --           (49.4)          (49.4)          (49.4)
Loss on settlement of interest
  rate swap, net of tax benefit                         --             --            (4.2)           (4.2)           (4.2)
Treasury stock purchased                                --             --              --          (781.3)             --
Options exercised                                       --             --              --            80.8              --
Warrants expired                                     126.0         (126.0)             --              --              --
                                                ----------     ----------      ----------      ----------      ----------
Balance, year-end 2001                                 $--     $  5,115.7      $    (79.3)     $  5,889.6      $  1,200.3
                                                ==========     ==========      ==========      ==========      ==========


See accompanying notes to consolidated financial statements.

SAFEWAY INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A: THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY Safeway Inc. ("Safeway" or the "Company") is one of the largest food and drug retailers in North America, with 1,773 stores as of year-end 2001. Safeway's U.S. retail operations are located principally in California, Oregon, Washington, Alaska, Colorado, Arizona, Texas, the Chicago metropolitan area and the Mid-Atlantic region. The Company's Canadian retail operations are located principally in British Columbia, Alberta and Manitoba/Saskatchewan. In support of its retail operations, the Company has an extensive network of distribution, manufacturing and food processing facilities.

In February 2001, Safeway acquired all of the assets of Genuardi's Family Markets, Inc. ("Genuardi's") for approximately $530 million in cash (the "Genuardi's Acquisition"). The Genuardi's Acquisition was accounted for as a purchase and resulted in goodwill of approximately $498 million. Safeway funded the acquisition through the issuance of commercial paper and debentures. Safeway's 2001 income statement includes 47 weeks of Genuardi's operating results.

In September 1999, Safeway acquired all of the outstanding shares of Randall's Food Markets, Inc. ("Randall's") in exchange for $1.3 billion consisting of $754 million of cash and 12.7 million shares of Safeway stock (the "Randall's Acquisition"). The Randall's Acquisition was accounted for as a purchase and resulted in goodwill of approximately $1.3 billion. Safeway funded the cash portion of the acquisition, and subsequent repayment of approximately $403 million of Randall's debt, through the issuance of senior notes. Randall's operating results have been consolidated with Safeway's since the beginning of the fourth quarter of 1999.

In April 1999, Safeway acquired Carr-Gottstein Foods Co. ("Carrs") by purchasing all of the outstanding shares of Carrs for approximately $106 million in cash (the "Carrs Acquisition"). The Carrs Acquisition was accounted for as a purchase and resulted in goodwill of approximately $213 million. Safeway funded the acquisition, and subsequent repayment of $239 million of Carrs' debt, with the issuance of commercial paper. Safeway's 1999 income statement includes 40 weeks of Carrs' operating results.

In addition to these operations, the Company has a 49% ownership interest in Casa Ley, S.A. de C.V. ("Casa Ley"), which operates 99 food and general merchandise stores in western Mexico.

BASIS OF CONSOLIDATION The consolidated financial statements include Safeway Inc., a Delaware corporation, and all majority-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. The Company's investment in Casa Ley is reported using the equity method and is recorded on a one-month delay basis because financial information for the latest month is not available from Casa Ley in time to be included in Safeway's consolidated earnings until the following reporting period.

The Company also has a strategic alliance with and 50% voting interest in GroceryWorks Holdings, Inc. ("GroceryWorks"), an Internet grocer, and a 15% ownership interest in Future Beef Operations Holdings, LLC ("FBO"), a beef processing operation. These investments are accounted for under the equity method.

FISCAL YEAR The Company's fiscal year ends on the Saturday nearest December 31. The last three fiscal years consist of the 52-week periods ended December 29, 2001, December 30, 2000 and January 1, 2000.

REVENUE RECOGNITION Revenue is recognized at the point of sale for retail sales. Discounts provided to customers in connection with loyalty cards are accounted for as a reduction of sales.

COST OF GOODS SOLD Cost of goods sold includes cost of inventory sold during the period, including purchase and distribution costs. Advertising and promotional expenses, net of vendor allowances, are also included as a component of cost of goods sold. Such costs are expensed in the period the advertisement first takes place. Advertising and promotional expenses totaled $422.1 million in 2001, $415.9 million in 2000 and $310.6 million in 1999.

Vendor allowances that relate to the Company's buying and merchandising activities consist primarily of promotional allowances and advertising allowances, mentioned above, and, to a lesser extent, slotting allowances. Promotional and advertising allowances are recognized as a reduction in cost of goods sold when the related expense is incurred or the required performance is completed. Safeway recognizes slotting allowances as a reduction in cost of goods sold when the product is first stocked, which is generally the point at which all the related expenses have been incurred. Lump-sum payments received for multi-year contracts are amortized over the life of the contracts. Vendor allowances did not materially impact the Company's gross profit in 2001, 2000 and 1999 because Safeway spends the allowances received on pricing promotions, advertising expenses and slotting expenses. Vendor allowances totaled $2.3 billion in 2001, $2.1 billion in 2000 and $1.7 billion in 1999.

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

MERCHANDISE INVENTORIES Merchandise inventory of $1,906 million at year-end 2001 and $1,846 million at year-end 2000 is valued at the lower of cost on a last-in, first-out ("LIFO") basis or market value. Such LIFO inventory had a replacement or current cost of $1,989 million at year-end 2001 and $1,926 million at year-end 2000. Liquidations of LIFO layers did not have a significant effect on the results of operations. All remaining inventory is valued at the lower of cost on a first-in, first-out ("FIFO") basis or market value. The FIFO cost of inventory approximates replacement or current cost.

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

SELF-INSURANCE The Company is primarily self-insured for workers' compensation, automobile and general liability costs. The self-insurance liability is determined actuarially, based on claims filed and an estimate of claims incurred but not yet reported. The present value of such claims was calculated using a discount rate of 5.0% in 2001 and 6.0% in 2000. The current portion of the self-insurance liability of $102.1 million at year-end 2001 and $103.4 million at year-end 2000 is included in other accrued liabilities in the consolidated balance sheets. The long-term portion of $218.3 million at year-end 2001 and $195.7 million at year-end 2000 is included in accrued claims and other liabilities. The Company recorded expense relating to claims of $149.1 in 2001, $84.7 in 2000 and $58.5 in 1999. Claims payments were $139.8 million in 2001, $132.0 million in 2000 and $123.6 million in 1999. The self-insurance liability increased by $12.0 million in 2001 because of the Genuardi's Acquisition and $38.7 million in 1999 because of the Randall's and Carrs Acquisitions. The total undiscounted liability was $366.6 million at year-end 2001 and $352.2 million at year-end 2000.

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

OFF-BALANCE SHEET FINANCIAL INSTRUMENTS As discussed in Note F, the Company has, from time to time, entered into interest rate swap agreements to limit the exposure of certain of its floating-rate debt to changes in market interest rates. As of year-end 2001, the Company did not have any outstanding interest rate swap agreements.

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

Long-Term Debt. Market values quoted on the New York Stock Exchange are used to estimate the fair value of publicly traded debt. To estimate the fair value of debt issues that are not quoted on an exchange, the Company uses those interest rates that are currently available to it for issuance of debt with similar terms and remaining maturities. At year-end 2001, the estimated fair value of debt was $7.1 billion compared to a carrying value of $6.9 billion. At year-end 2000, the estimated fair value of debt was $6.1 billion compared to a carrying value of $6.0 billion.

Off-Balance Sheet Instruments. The fair value of interest rate swap agreements are the amounts at which they could be settled based on estimates obtained from dealers. At year-end 2001, no such agreements were outstanding. The net unrealized loss on such agreements was $1.9 million at year-end 2000.

STORE CLOSING AND IMPAIRMENT CHARGES Safeway continually reviews the operating performance of its stores and assesses its plans for certain store and plant closures. In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," losses related to the impairment of long-lived assets are recognized when future cash flows, discounted using a risk-free rate of interest, are less than the assets' carrying value. At the time management commits to close or relocate a store location or because of changes in circumstances that indicate the carrying value of an asset may not be recoverable, the Company evaluates the carrying value of the assets in relation to its expected discounted future cash flows. If the carrying value is greater than the discounted cash flows, a provision is made for the impairment of the assets. The Company calculates its liability for impairment on a store-by-store basis. These provisions are recorded as a component of operating and administrative expense and are disclosed in Note C.

For stores to be closed that are under long-term leases, the Company records a liability for the future minimum lease payments and related ancillary costs from the date of closure to the end of the remaining lease term, net of estimated cost recoveries that may be achieved through subletting properties or through favorable lease terminations, discounted using a risk-free rate of interest. This liability is recorded at the time management commits to closing the store. Activity included in the reserve for store lease exit costs is disclosed in Note C.

The operating costs, including depreciation, of stores or other facilities to be closed are expensed during the period they remain in use.

STOCK-BASED COMPENSATION Safeway accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." The disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation," are set forth in Note G.

NEW ACCOUNTING STANDARDS In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. In the event Safeway acquires goodwill in the future it will not be amortized. SFAS No. 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 provides that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives will not be amortized, but will rather be tested at least annually for impairment. Under the provisions of SFAS No. 142, any impairment loss identified upon adoption of this standard is recognized as a cumulative effect of a change in accounting principle. Any impairment loss incurred subsequent to initial adoption of SFAS No. 142 is recorded as a charge to current period earnings. SFAS No. 142 was effective for Safeway beginning on December 30, 2001 and, since that time, Safeway has stopped amortizing goodwill. Goodwill was $5.1 billion at year-end 2001 and $4.7 billion at year-end 2000. Goodwill amortization was $140.4 million in 2001, $126.2 million in 2000 and $101.4 million in 1999. Other than the elimination of goodwill amortization, the Company has not yet determined the effect that adoption of SFAS No. 142 will have on its financial statements.

In October 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144, which replaces SFAS No. 121 and APB No. 30, became effective for Safeway on December 30, 2001. Adoption of this standard did not have a material effect on the Company's financial statements.

Emerging Issues Task Force ("EITF") Issue Nos. 00-14, "Accounting for Certain Sales Incentives"; 00-22, "Accounting for 'Points' and Other Time-Based or Volume-Based Sales and Incentive Offers, and Offers for Free Products or Services to be Delivered in the Future"; and 00-25, "Vendor Income Statement Characterization of Consideration from a Vendor to a Retailer," became effective for Safeway beginning in the first quarter of 2002. These Issues address the appropriate accounting for certain vendor contracts and loyalty programs. Adoption of these issues did not have a material effect on the Company's financial statements.

NOTE B: ACQUISITIONS

The following unaudited pro forma combined summary financial information is based on the historical consolidated results of operations of Safeway, Carrs, Randall's and Genuardi's as if the acquisitions had occurred, all related debt was assumed and related goodwill was recorded, at the beginning of 1999. The information for 2001 is not materially different than actual results and is not included. This pro forma financial information is presented for informational purposes only and may not be indicative of what the actual consolidated results of operations would have been if the acquisitions had been effective as of the beginning of 1999. Pro forma adjustments were applied to the respective historical financial statements to account for the acquisitions as purchases. Under purchase accounting, the purchase price is allocated to acquired assets and liabilities based on their estimated fair values at the date of acquisition, and any excess is allocated to goodwill.

                                                     Pro Forma
                                            -----------------------------
(in millions, except per-share amounts)         2000             1999
                                            ------------     ------------
Sales                                       $   32,904.1     $   31,595.9
Net income                                  $    1,100.9     $      954.5
Diluted earnings per share                  $       2.15     $       1.81

NOTE C: STORE CLOSING
AND IMPAIRMENT CHARGES

IMPAIRMENT WRITE-DOWNS Safeway recognized impairment charges of $6.7 million in 2001, $8.4 million in 2000 and $15.2 million in 1999 on the write-down of long-lived assets at stores to be closed.

Below is a reconciliation of the number of owned stores that the Company planned to close during 2001, 2000 and 1999:

                                                     2001              2000              1999
                                               ------------      ------------      ------------
Beginning balance                                         9                11                10
Additional stores added during fiscal year                2                 2                 3
Reversals for stores that management
  has determined will remain open                        (1)               --                --
Closures during fiscal year                              (7)               (4)               (2)
                                               ------------      ------------      ------------
Ending balance                                            3                 9                11
                                               ============      ============      ============

Owned stores that the Company planned to close had aggregate operating profits of $0.2 million in 2001, breakeven aggregate operating results in 2000 and aggregate operating profits of $3.0 million in 1999.

STORE LEASE EXIT COSTS: The reserve for store lease exit costs includes the following activity for 2001, 2000 and 1999 (in millions):

                                              2001              2000              1999
                                          ------------      ------------      ------------
Beginning balance                         $      144.6      $      167.9      $      117.8
Provision for estimated net future
  cash flows(1) of additional stores
  designated to be closed                         10.1               7.1               4.8
Estimated net future cash flows(1)
  of stores assumed through
  acquisitions that are closed or
  designated to be closed                          6.5               3.6              77.4
Net cash flows, interest accretion,
  changes in estimates of net
  future cash flows                              (28.8)            (31.0)            (18.1)
Reversals of reserves for stores that
  management has determined will
  remain open                                       --              (3.0)            (14.0)
                                          ------------      ------------      ------------
Ending balance                            $      132.4      $      144.6      $      167.9
                                          ============      ============      ============

(1) Estimated net future cash flows represents future minimum lease payments and related ancillary costs from the date of closure to the end of the remaining lease term, net of estimated cost recoveries that may be achieved through subletting properties or through favorable lease terminations.

NOTE D: FINANCING

Notes and debentures were composed of the following at year-end (in millions):

                                                    2001              2000
                                                ------------      ------------
Commercial paper                                $    1,723.8      $    2,328.1
Bank credit agreement, unsecured                          --             134.3
9.30% Senior Secured Debentures due 2007                24.3              24.3
6.85% Senior Notes due 2004, unsecured                 200.0             200.0
7.00% Senior Notes due 2007, unsecured                 250.0             250.0
7.45% Senior Debentures due 2027, unsecured            150.0             150.0
5.875% Senior Notes due 2001, unsecured                   --             400.0
6.05% Senior Notes due 2003, unsecured                 350.0             350.0
6.50% Senior Notes due 2008, unsecured                 250.0             250.0
7.00% Senior Notes due 2002, unsecured                 600.0             600.0
7.25% Senior Notes due 2004, unsecured                 400.0             400.0
7.50% Senior Notes due 2009, unsecured                 500.0             500.0
6.15% Senior Notes due 2006, unsecured                 700.0                --
6.50% Senior Notes due 2011, unsecured                 500.0                --
7.25% Senior Debentures due 2031, unsecured            600.0                --
3.625% Senior Notes due 2003, unsecured                400.0                --
   10% Senior Subordinated Notes
        due 2001, unsecured                               --              79.9
9.65% Senior Subordinated Debentures
        due 2004, unsecured                             81.2              81.2
9.875% Senior Subordinated Debentures
        due 2007, unsecured                             24.2              24.2
10% Senior Notes due 2002, unsecured                     6.1               6.1
Mortgage notes payable, secured                         64.0              76.7
Other notes payable, unsecured                          31.7              86.8
Medium-term notes, unsecured                            16.5              16.5
Short-term bank borrowings, unsecured                    7.6              75.0
                                                ------------      ------------
                                                     6,879.4           6,033.1
Less current maturities                               (642.6)           (626.8)
                                                ------------      ------------
Long-term portion                               $    6,236.8      $    5,406.3
                                                ============      ============

COMMERCIAL PAPER The amount of commercial paper borrowings is limited to the unused borrowing capacity under the bank credit agreement. Commercial paper is classified as long-term because the Company intends to and has the ability to refinance these borrowings on a long-term basis through either continued commercial paper borrowings or utilization of the bank credit agreement, which matures in 2006. The weighted average interest rate on commercial paper borrowings was 4.78% during 2001 and 3.54% at year-end 2001.

BANK CREDIT AGREEMENT Safeway's total borrowing capacity under the bank credit agreement is $2.5 billion. Of the $2.5 billion credit line, $1.25 billion matures in 2006 and has a one-year extension option requiring lender consent. Another $1.25 billion is renewable annually through 2006 and can be extended by the Company for an additional year through a term-loan conversion feature or through a one-year extension option requiring lender consent. The restrictive covenants of the bank credit agreement limit Safeway with respect to, among other things, creating liens upon its assets and disposing of material amounts of assets other than in the ordinary course of business. Safeway is also required to maintain a minimum EBITDA to interest ratio of 2.0 to 1 and a maximum debt to EBITDA ratio of 3.5 to 1. At year-end 2001, the Company had total unused borrowing capacity under the bank credit agreement of $739 million, after reductions for commercial paper and standby letters of credit.

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

The weighted average interest rate on borrowings under the bank credit agreement was 5.21% during 2001.

SENIOR SECURED INDEBTEDNESS The 9.30% Senior Secured Debentures due 2007 are secured by a deed of trust that created a lien on the land, buildings and equipment owned by Safeway at its distribution center in Tracy, California.

SENIOR UNSECURED INDEBTEDNESS In November 2001, Safeway issued senior unsecured debt facilities consisting of 3.625% Notes due 2003.

In March 2001, Safeway issued senior unsecured debt facilities consisting of 6.15% Notes due 2006 and 6.50% Notes due 2011.

In January 2001, Safeway issued 7.25% senior unsecured debentures due 2031.

In September 1999, Safeway issued senior unsecured debt facilities consisting of 7.00% Notes due 2002, 7.25% Notes due 2004 and 7.5% Notes due 2009.

In 1998 Safeway issued senior unsecured debt securities consisting of 5.75% Notes due 2000, 5.875% Notes due 2001, 6.05% Notes due 2003 and 6.50% Notes due 2008. On November 15, 2001, the 5.875% Notes were paid and on November 15, 2000, the 5.75% Notes were paid.

In 1997 Safeway issued senior unsecured debt securities consisting of 6.85% Senior Notes due 2004, 7.00% Senior Notes due 2007 and 7.45% Senior Debentures due 2027.

Senior Subordinated Indebtedness The 9.65% Senior Subordinated Debentures due 2004 and 9.875% Senior Subordinated Debentures due 2007 are subordinated in right of payment to, among other things, the Company's borrowings under the bank credit agreement, the 9.30% Senior Secured

Debentures, the Senior Unsecured Indebtedness and mortgage notes payable.

MORTGAGE NOTES PAYABLE Mortgage notes payable at year-end 2001 have remaining terms ranging from one to 22 years, have a weighted average interest rate of 8.50% and are secured by properties with a net book value of approximately $226 million.

OTHER NOTES PAYABLE Other notes payable at year-end 2001 have remaining terms ranging from one to eight years and a weighted average interest rate of 4.51%.

ANNUAL DEBT MATURITIES As of year-end 2001, annual debt maturities were as follows (in millions):

2002                               $642.6
2003                                789.2
2004                                698.5
2005                                  6.3
2006                              2,429.9
Thereafter                        2,312.9
                                 $6,879.4

LETTERS OF CREDIT The Company had letters of credit of $74.6 million outstanding at year-end 2001, of which $37.0 million were issued under the bank credit agreement. The letters of credit are maintained primarily to support performance, payment, deposit or surety obligations of the Company. The Company pays commitment fees ranging from 0.20% to 1.00% on the outstanding portion of the letters of credit.

NOTE E: LEASE OBLIGATIONS

Approximately two-thirds of the premises that the Company occupies are leased. The Company had approximately 1,600 leases at year-end 2001, including approximately 215 that are capitalized for financial reporting purposes. Most leases have renewal options, some with terms and conditions similar to the original lease, others with reduced rental rates during the option periods. Certain of these leases contain options to purchase the property at amounts that approximate fair market value.

As of year-end 2001, future minimum rental payments applicable to non-cancelable capital and operating leases with remaining terms in excess of one year were as follows (in millions):

                                                  Capital           Operating
                                                   Leases            Leases
                                                ------------      ------------
2002                                            $       97.2      $      384.3
2003                                                    82.8             383.1
2004                                                    89.5             360.8
2005                                                    72.5             351.9
2006                                                    64.6             332.4
Thereafter                                             617.4           3,035.0
                                                ------------      ------------
Total minimum lease payments                         1,024.0      $    4,847.5
                                                                  ============
Less amounts representing interest                    (503.6)
                                                ------------
Present value of net minimum lease payments            520.4
Less current obligations                               (44.9)
                                                ------------
Long-term obligations                           $      475.5
                                                ============

Future minimum lease payments under non-cancelable capital and operating lease agreements have not been reduced by minimum sublease rental income of $231.1 million.

Amortization expense for property under capital leases was $38.9 million in 2001, $43.9 million in 2000 and $38.5 million in 1999. Accumulated amortization of property under capital leases was $154.3 million at year-end 2001 and $132.2 million at year-end 2000.

The following schedule shows the composition of total rental expense for all operating leases (in millions). In general, contingent rentals are based on individual store sales.

                                      2001              2000              1999
                                  ------------      ------------      ------------
Property leases:
  Minimum rentals                 $      369.0      $      323.3      $      280.3
  Contingent rentals                      16.5              16.7              18.6
  Less rentals from subleases            (34.1)            (27.2)            (13.2)
                                  ------------      ------------      ------------
                                         351.4             312.8             285.7
Equipment leases                          31.0              31.0              42.9
                                  ------------      ------------      ------------
                                  $      382.4      $      343.8      $      328.6
                                  ============      ============      ============

NOTE F: INTEREST EXPENSE

Interest expense consisted of the following (in millions):

                                               2001              2000              1999
                                           ------------      ------------      ------------
Commercial paper                           $       61.3      $      138.8      $       87.4
Bank credit agreement                               6.8               7.7              19.4
9.30% Senior Secured Debentures                     2.3               2.3               2.3
6.85% Senior Notes                                 13.7              13.7              13.7
7.00% Senior Notes                                 17.5              17.5              17.5
7.45% Senior Debentures                            11.2              11.2              11.2
5.75% Senior Notes                                   --              19.9              23.0
5.875% Senior Notes                                20.3              23.5              23.5
6.05% Senior Notes                                 21.2              21.2              21.2
6.50% Senior Notes                                 16.3              16.3              16.3
7.00% Senior Notes                                 42.0              42.0              12.8
7.25% Senior Notes                                 29.0              29.0               8.8
7.5% Senior Notes                                  37.5              37.5              11.4
6.15% Senior Notes                                 35.5                --                --
6.50% Senior Notes                                 26.8                --                --
7.25% Senior Debentures                            39.8                --                --
3.625% Senior Notes                                 2.2                --                --
9.35% Senior Subordinated Notes                      --                --               1.3
10% Senior Subordinated Notes                       7.2               8.0               8.0
9.65% Senior Subordinated Debentures                7.8               7.8               7.8
9.875% Senior Subordinated Debentures               2.4               2.4               2.4
10% Senior Notes                                    0.6               0.6               0.6
Mortgage notes payable                              6.0               6.7               7.3
Other notes payable                                 3.0               7.1              16.0
Medium-term notes                                   1.4               1.6               2.1
Short-term bank borrowings                          0.9               3.9               4.9
Obligations under capital leases                   50.1              48.3              46.1
Amortization of deferred finance costs              8.0               7.0               4.8
Interest rate swap and cap agreements               1.8               0.2               1.7
Capitalized interest                              (25.7)            (17.0)             (9.3)
                                           ------------      ------------      ------------
                                           $      446.9      $      457.2      $      362.2
                                           ============      ============      ============

Safeway terminated its swap agreement in 2001 at a net settlement cost of $7.1 million. This amount, net of tax benefit, is included in accumulated other comprehensive income in the consolidated statement of stockholders' equity and is being amortized over the original term of the swap agreement. At year-end 2000, there was a net unrealized loss on this interest rate swap agreement of $1.9 million. At year-end 2001, there were no outstanding interest rate swap agreements. Interest rate swap agreements, and a cap agreement that expired in 1999, increased interest expense by $1.8 million in 2001, $0.2 million in 2000 and $1.7 million in 1999.

NOTE G: CAPITAL STOCK

SHARES AUTHORIZED AND ISSUED Authorized preferred stock consists of 25 million shares of which none was outstanding during 2001, 2000 or 1999. Authorized common stock consists of 1.5 billion shares at $0.01 par value per share. Common stock outstanding at year-end 2001 was 488.1 million shares (net of 82.7 million shares of treasury stock) and 504.1 million shares at year-end 2000 (net of 64.3 million shares of treasury stock).

STOCK OPTION PLANS Under Safeway's stock option plans, the Company may grant incentive and non-qualified options to purchase common stock at an exercise price equal to or greater than the fair market value at the grant date, as determined by the Compensation and Stock Option Committee of the Board of Directors. Options generally vest over five or seven years. Vested options are exercisable in part or in full at any time prior to the expiration date of 10 to 15 years from the date of the grant. Options to purchase 5.4 million shares were available for grant at year-end 2001.

The intrinsic value of Safeway options issued in exchange for Randall's and Dominick's options as part of the Randall's and Dominick's acquisitions were accounted for as part of the purchase price of Randall's and Dominick's. The number of options issued and per-share exercise prices were adjusted from the predecessor companies' options to prevent dilution in value to the option holders.

In 2000, the Company granted an option to purchase 100,000 shares of common stock to a member of the Company's Board of Directors as compensation for services to Safeway as a consultant regarding the Company's equity investment in FBO. The option has an exercise price of $41.00 per share and vests ratably over five years. The Company estimated the fair value of the option granted using the Black-Scholes option pricing model with assumptions similar to those used by the Company to value employee stock options. The Company charged $375,000 in 2001 and $202,000 in 2000 to compensation expense for this option.

RESTRICTED STOCK Safeway includes restricted stock awards in the Company's basic earnings per share computation when vested. Safeway includes restricted stock awards in the Company's diluted earnings per share computation when granted, provided that continued employment is the only condition for vesting. A restricted stock award of 41,344 shares with a fair value of $48.38 per share was granted to an executive officer in 2000. No restricted stock awards were granted in 1999 or 2001. Under the terms of the restricted shares issued, continued employment is the only condition for vesting. The Company charged $1.0 million in each of 2001 and 2000 to compensation expense for this award. The restricted shares were fully vested as of January 1, 2002 and 14,641 shares have been returned to Safeway to satisfy the executive officer's tax withholding obligation.

Activity in the Company's stock option plans for the three-year period ended December 29, 2001 was as follows:

                                                     Weighted Average
                                      Options         Exercise Price
                                    -----------      ----------------
Outstanding, year-end 1998           39,378,402      $      12.15
  1999 Activity:
   Granted                            6,455,276             43.17
   Converted Randall's options        1,069,432             15.54
   Canceled                          (1,325,892)            37.81
   Exercised                         (5,070,905)             4.95
                                    -------------
Outstanding, year-end 1999           40,506,313             17.44
  2000 Activity:
   Granted                            8,617,500             43.93
   Canceled                          (1,502,400)            33.81
   Exercised                        (10,441,672)             7.40
                                    ------------
Outstanding, year-end 2000           37,179,741             25.66
  2001 Activity:
   Granted                            5,463,474             50.06
   Canceled                          (1,073,248)            40.99
   Exercised                         (2,923,086)            12.85
                                     -----------
Outstanding, year-end 2001           38,646,881             29.61
                                     ==========
Exercisable, year-end 1999           23,775,488              7.84
                                     ==========
Exercisable, year-end 2000           17,239,036             11.52
                                     ==========
Exercisable, year-end 2001           18,758,616             16.20
                                     ==========

Weighted average fair value of options granted during the year:
   1999            $20.83
   2000             21.31
   2001             22.99

The following table summarizes stock option information at year-end 2001:

                                               Options Outstanding                                  Options Exercisable
  ------------------             ------------------------------------------------------      ----------------------------------
                                                Weighted-Average
        Range of                   Number          Remaining           Weighted-Average        Number         Weighted-Average
    Exercise Prices              of Options     Contractual Life        Exercise Price       of Options        Exercise Price
  ------------------             ----------     ----------------       ----------------      ----------       -----------------
  $ 1.57  to  $ 3.22             4,217,997         5.15 years               $2.90             4,217,997            $2.90
    3.25  to    6.56             5,202,296         3.21                      5.61             5,102,296             5.59
    6.59  to   18.94             4,607,025         4.30                     11.26             3,732,327            11.08
   20.08  to   31.44             4,229,896         6.03                     27.46             1,787,249            26.60
   32.31  to   40.06             4,876,914         7.40                     36.30             1,194,570            36.91
   40.50  to   43.81             5,201,966         7.91                     42.25             1,257,660            42.05
   44.00  to   51.00             5,329,180         8.85                     49.30               571,208            48.84
   51.23  to   62.50             4,981,607         8.44                     55.24               895,309            55.18
                                ----------                                                   ----------
    1.57  to   62.50            38,646,881         6.47                     29.61            18,758,616            16.20
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

SFAS No. 123, "Accounting for Stock-Based Compensation," requires the disclosure of pro forma net income and earnings per share as if the Company had adopted the fair value method as of the beginning of fiscal 1995. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company's calculations were made using the Black-Scholes option pricing model with the following weighted average assumptions: seven to nine years expected life; stock volatility of 34% in 2001 and 2000 and 31% in 1999; risk-free interest rates of 4.86% in 2001, 6.16% in 2000 and 5.79% in 1999; and no dividends during the expected term.

The Company's calculations are based on a single-option valuation approach and forfeitures are recognized as they occur. However, the impact of outstanding unvested stock options granted prior to 1995 has been excluded from the pro forma calculation; accordingly, the pro forma results presented below are not indicative of future-period pro forma results. Had compensation cost for Safeway's stock option plans been determined based on the fair value at the grant date for awards from 1996 through 2001, consistent with the provisions of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                    2001             2000             1999
                                ------------     ------------     ------------
Net income (in millions):
   As reported                  $    1,253.9     $    1,091.9     $      970.9
   Pro forma                         1,208.9          1,061.5            951.5
Basic earnings per share:
   As reported                  $       2.49     $       2.19     $       1.95
   Pro forma                            2.40             2.13             1.91
Diluted earnings per share:
   As reported                  $       2.44     $       2.13     $       1.88
   Pro forma                            2.36             2.07             1.85

REPURCHASE OF WARRANTS TO PURCHASE COMMON STOCK Unexercised warrants purchased, as reflected in the 2000 consolidated balance sheet, represented Safeway's cost to acquire a 64.5% ownership interest in SSI Equity Associates, L.P. ("SSI"), a limited partnership whose sole asset consisted of warrants to purchase Safeway stock, less warrants exercised or cancelled through 1998. Warrants exercised or canceled through 1998 were reclassified from unexercised warrants purchased to retained earnings. The amount of the reclassification was equal to the cost of acquiring the underlying ownership in SSI, determined on a first-in first-out basis.

In January 1999, all of the remaining SSI warrants not controlled by Safeway were exercised in connection with a secondary stock offering. As a result, Safeway controlled all of the remaining unexercised warrants. These warrants expired unexercised in November 2001 and were accounted for as a reduction in retained earnings.

NOTE H: TAXES ON INCOME

The components of income tax expense are as follows (in millions):

                             2001              2000              1999
                         ------------     ------------     ------------
Current:
   Federal               $      597.9     $      441.3     $      333.7
   State                         96.6             76.4             62.3
   Foreign                       77.8             80.9             62.4
                         ------------     ------------     ------------
                                772.3            598.6            458.4
                         ------------     ------------     ------------
Deferred:
   Federal                       48.8            140.5            188.9
   State                         13.7             30.4             38.1
   Foreign                        6.3              5.1             17.7
                         ------------     ------------     ------------
                                 68.8            176.0            244.7
                         ------------     ------------     ------------
                         $      841.1     $      774.6     $      703.1
                         ============     ============     ============

Tax benefits from the exercise of employee stock options of $34.8 million in 2001, $148.9 million in 2000 and $77.0 million in 1999 were credited directly to paid-in capital and, therefore, are excluded from income tax expense.

The reconciliation of the provision for income taxes at the U.S. federal statutory income tax rate to the Company's income taxes is as follows (dollars in millions):

                                           2001              2000              1999
                                      ------------       ------------       ------------
Statutory rate                                  35%                35%                35%
Income tax expense using
  federal statutory rate              $      733.3       $      653.3       $      585.9
State taxes on income net
  of federal benefit                          71.7               69.4               65.2
Taxes provided on equity in
  earnings of unconsolidated
  affiliate at rates below
  the statutory rate                          (9.9)              (7.3)             (12.1)
Taxes on foreign earnings not
  permanently reinvested                        --                 --                8.3
Nondeductible goodwill amortization           45.1               43.3               34.6
Difference between statutory rate
  and foreign effective rate                  15.6               20.9               16.6
Other accruals                               (14.7)              (5.0)               4.6
                                      ------------       ------------       ------------
                                      $      841.1       $      774.6       $      703.1
                                      ============       ============       ============

Significant components of the Company's net deferred tax liability at year-end were as follows (in millions):

                                               2001             2000
                                           ------------     ------------
Deferred tax assets:
Workers' compensation and other claims     $      134.9     $      122.6
Reserves not currently deductible                  83.7             87.1
Accrued claims and other liabilities               38.8             36.9
Employee benefits                                  28.6             33.7
Other assets                                      152.8            117.4
                                           ------------     ------------
                                                  438.8            397.7
                                           ------------     ------------
Deferred tax liabilities:
Property                                          471.6            445.1
Prepaid pension costs                             217.5            203.9
Inventory                                         176.1            165.0
Investments in foreign operations                  89.7             92.4
                                           ------------     ------------
                                                  954.9            906.4
                                           ------------     ------------
Net deferred tax liability                 $      516.1     $      508.7
Less current portion                               18.0               --
                                           ------------     ------------
Long-term portion                          $      498.1     $      508.7
                                           ============     ============

At December 29, 2001, certain undistributed earnings of the Company's foreign operations totaling $805.5 million were considered to be permanently reinvested. No deferred tax liability has been recognized for the remittance of such earnings to the United States since it is the Company's intention to utilize those earnings in the foreign operations for an indefinite period of time, or to repatriate such earnings only when tax efficient to do so. The determination of the amount of deferred taxes on these earnings is not practicable since the computation would depend on a number of factors that cannot be known until a decision to repatriate the earnings is made.

NOTE I: EMPLOYEE BENEFIT PLANS
AND COLLECTIVE BARGAINING AGREEMENTS

RETIREMENT PLANS The Company maintains defined benefit, non-contributory retirement plans for substantially all of its employees not participating in multi-employer pension plans.

In connection with the Genuardi's and Randall's Acquisitions, and the Vons merger in 1997, the Company assumed the obligations of Genuardi's, Randall's and Vons retirement plans. The actuarial assumptions for the existing Genuardi's, Randall's and Vons retirement plans are comparable to those for the existing plans of the Company. Genuardi's, Randall's and Vons retirement plans have been combined with Safeway's for financial statement presentation.

The following tables provide a reconciliation of the changes in the retirement plans' benefit obligation and fair value of assets over the two-year period ended December 29, 2001 and a statement of the funded status as of year-end 2001 and 2000 (in millions):


                                             2001              2000
                                         ------------      ------------
Change in benefit obligation:
Beginning balance                        $    1,181.9      $    1,119.7
Service cost                                     58.2              47.2
Interest cost                                    76.4              84.1
Plan amendments                                  19.0              17.8
Actuarial loss                                   51.3              28.3
Acquisition of Genuardi's                        22.7                --
Benefit payments                                (85.3)            (85.1)
Transfer of plan liabilities                    (21.5)            (20.0)
Curtailment                                        --              (2.3)
Currency translation adjustment                 (15.8)             (7.8)
                                         ------------      ------------
Ending balance                           $    1,286.9      $    1,181.9
                                         =============     =============


                                             2001              2000
                                         ------------      ------------
Change in fair value of plan assets:
Beginning balance                        $    1,956.7      $    2,153.4
Actual loss on plan assets                      (56.1)            (60.4)
Acquisition of Genuardi's                        24.4                --
Employer contributions                            5.9               0.6
Benefit payments                                (85.3)            (85.1)
Transfer of plan assets                         (46.9)            (43.0)
Currency translation adjustment                 (15.9)             (8.8)
                                         ------------      ------------
Ending balance                           $    1,782.8      $    1,956.7
                                         =============     =============


                                             2001              2000
                                         ------------      ------------
Funded status:
Fair value of plan assets                $    1,782.8      $    1,956.7
Projected benefit obligation                 (1,286.9)         (1,181.9)
  Funded status                                 495.9             774.8
Adjustment for difference in book
  and tax basis of assets                      (165.1)           (165.1)
Unamortized prior service cost                   99.0              94.3
Unrecognized loss (gain)                        101.5            (212.5)
                                         ------------      ------------
Prepaid pension cost                     $      531.3      $      491.5
                                         ============      =============

The following table provides the components of 2001, 2000 and 1999 net pension income for the retirement plans (in millions):

                                           2001              2000              1999
                                       ------------      ------------      ------------
Estimated return on assets             $      158.9      $      182.3      $      162.7
Service cost                                  (58.2)            (47.7)            (54.4)
Interest cost                                 (76.4)            (84.7)            (81.6)
Amortization of prior service cost            (14.0)            (14.8)            (15.4)
Amortization of unrecognized gains             17.0              42.2              23.8
                                       ------------=     -------------     -------------
Net pension income                     $       27.3      $       77.3      $       35.1
                                       =============     =============     =============


Prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. Actuarial gains and losses are amortized over the average remaining service life of active participants when the accumulation of such gains and losses exceeds 10% of the greater of the projected benefit obligation and the fair value of plan assets.

In May 2000, Safeway entered into an agreement to have a third party operate the Company's Maryland distribution center. Pursuant to the agreement, Safeway and the third party jointly established a new multiple employer defined benefit pension plan to provide benefits for the employees who were to be transferred as a result of this agreement. The Company recorded settlement gains of $9.3 million in 2001 and $15.0 million in 2000 as a result of transfers of employees and their related accrued benefits and assets from the Safeway Plan to the Multiple Employer Plan.

The actuarial assumptions used to determine year-end plan status were as follows:

                                           2001              2000              1999
                                       ------------      ------------      ------------
Discount rate used to determine
 the projected benefit obligation:
  United States Plans                           7.5%              7.8%              7.8%
  Canadian Plans                                7.0               7.0               7.5
  Combined weighted average rate                7.4               7.6               7.7

Expected return on plan assets:
  United States Plans                           9.0%              9.0%              9.0%
  Canadian Plans                                8.0               8.0               8.0

Rate of compensation increase:
  United States Plans                           5.0%              5.0%              5.0%
  Canadian Plans                                5.0               5.0               5.0

RETIREMENT RESTORATION PLAN The Retirement Restoration Plan provides death benefits and supplemental income payments for senior executives after retirement. The Company recognized expense of $5.5 million in 2001, $4.7 million in 2000 and $5.4 million in 1999. The aggregate projected benefit obligation of the Retirement Restoration Plan was approximately $55.8 million at year-end 2001 and $53.1 million at year-end 2000.

MULTI-EMPLOYER PENSION PLANS Safeway participates in various multi-employer pension plans, covering virtually all Company employees not covered under the Company's non-contributory pension plans, pursuant to agreements between the Company and employee bargaining units that are members of such plans. These plans are generally defined benefit plans; however, in many cases, specific benefit levels are not negotiated with or known by the employer-contributors. Contributions of $158 million in 2001, $154 million in 2000 and $144 million in 1999 were made and charged to expense.

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

COLLECTIVE BARGAINING AGREEMENTS At year-end 2001, Safeway had more than
193,000 full and part-time employees. Approximately 76% of Safeway's employees in the United States and Canada are covered by collective bargaining agreements negotiated with local unions affiliated with one of 12 different international unions. There are approximately 400 such agreements, typically having three-year terms, with some agreements having terms of up to five years. Accordingly, Safeway negotiates a significant number of these agreements every year.

NOTE J: INVESTMENT IN
UNCONSOLIDATED AFFILIATES

At year-end 2001, 2000 and 1999, Safeway's investment in unconsolidated affiliates includes a 49% ownership interest in Casa Ley, which operates 99 food and general merchandise stores in western Mexico. At year-end 2001, Safeway's investment in unconsolidated affiliates also included a 50% voting interest in GroceryWorks, an Internet grocer, and a 15% ownership interest in FBO, a beef processing operation.

Equity in earnings, net from Safeway's unconsolidated affiliates, which is included in other (loss) income, was $20.2 million in 2001, $31.2 million in 2000, and $34.5 million in 1999. Additionally, Safeway recorded a $30.1 million impairment charge in other (loss) income in 2001 to reduce the carrying amount of the Company's investment in GroceryWorks to its estimated fair value. The impairment charge was equal to the difference in Safeway's recorded investment in GroceryWorks and Safeway's share of the estimated fair value of GroceryWorks based on the valuations indicated by cash invested in preferred stock in June 2001 (having substantially the same terms as Safeway's preferred stock, which is nonredeemable, voting and convertible) made by other shareholders.

Safeway has a first loss deficiency agreement with FBO's principal lender which provides that, under certain circumstances and in the event of a liquidation of FBO, Safeway will pay the lender up to $40 million if proceeds from the sale of collateral do not fully repay the amount owed by FBO to the lender. FBO was placed in bankruptcy in March 2002 and Safeway accrued a pre-tax charge of $51 million in other (loss) income related to the bankruptcy in 2001. The charge is primarily for payments under contractual obligations and the first loss deficiency agreement in the event FBO is liquidated.

NOTE K: RELATED PARTY TRANSACTIONS

Prior to April 2000, the Company held an 80% interest in Property Development Associates ("PDA"), a partnership formed in 1987 with Pacific Resources Associates, L.P. ("PRA"), a company controlled by an affiliate of Kohlberg Kravis Roberts & Co. ("KKR"), to purchase, manage and dispose of certain Safeway facilities that were no longer used in the retail grocery business. Three of the Company's directors are affiliated with KKR. This partnership was dissolved in April 2000.

During 2001, Safeway sold 22 properties to PRA with an aggregate carrying value of $7.5 million for $13.9 million cash, resulting in an aggregate gain of $6.4 million. During 2000, Safeway sold 48 properties to PRA with an aggregate carrying value of $43.5 million for total consideration of $84.4 million, resulting in an aggregate gain of $40.9 million. Of the consideration received, $13.4 million was in the form of a note receivable and the remainder was in cash. The note bore interest at 8.5% and was fully paid in cash before the end of 2000.

Safeway paid PDA $1.1 million in 2000 and $2.7 million in 1999 for reimbursement of expenses related to management and real estate services provided by PDA.

Safeway has a supply contract to purchase beef from FBO, which has a common board member with Safeway. In March 2002 FBO was placed in bankruptcy.
See Note J.

The Company has made loans to certain executive officers of Safeway in connection with their relocations. The promissory notes bear no interest and are secured by personal residences. At year-end 2001, $3.1 million was outstanding under these notes with repayment terms ranging from 2003 through 2006.

The Company has conducted various transactions with each of its equity investees which were not material.

NOTE L: COMMITMENTS AND CONTINGENCIES

LEGAL MATTERS In July 1988, there was a major fire at the Company's dry grocery warehouse in Richmond, California. Through February 1, 2002, in excess of 126,000 claims for personal injury and property damage arising from the fire have been settled for an aggregate amount of approximately $125 million. The Company's loss as a result of the fire damage to its property and settlement of the above claims was substantially covered by insurance.

As of February 1, 2002, there were still pending approximately 2,100 claims against the Company for personal injury (including punitive damages), and approximately 290 separate active claims for property damage, arising from the smoke, ash and embers generated by the fire. A substantial percentage of these claims have been asserted in lawsuits against the Company filed in the Superior Court for Alameda County, California. There can be no assurance that the pending claims will be settled or otherwise disposed of for amounts and on terms comparable to those settled to date. Safeway continues to believe that coverage under its insurance policy will be sufficient and available for resolution of all remaining personal injury and property damage claims arising out of the fire.

On September 13, 1996, a class action lawsuit entitled McCampbell et al. v. Ralphs Grocery Company, et al., was filed in the Superior Court of San Diego County, California against Vons and two other grocery store chains operating in southern

California. The complaint alleged, among other things, that Vons and the other defendants conspired to fix the retail price of eggs in southern California, in violation of the California Cartwright Act, and that they engaged in unfair competition. The court subsequently certified a class of retail purchasers of white chicken eggs by the dozen in southern California from September 1992 to October 1997. A jury trial commenced in July 1999, and plaintiffs asked the jury to award damages against Vons (before trebling) of $36.8 million. On September 2, 1999, the jury returned a verdict in favor of Vons and the other defendants. On October 15, 1999, the court denied plaintiffs' motion for judgment notwithstanding the verdict or a new trial, and also denied their motion for judgment on the unfair competition claim. On November 1, 1999, judgment was entered in favor of defendants, and plaintiffs appealed. On November 6, 2001, the California Court of Appeal affirmed the decision of the trial court. On January 23, 2002, the California Supreme Court denied plaintiffs' petition for review, and the case is now terminated.

On August 23, 2000, a lawsuit entitled Baker, et al. v. Jewel Food Stores, Inc., et al. was filed in the Circuit Court of Cook County, Illinois, against the Company's subsidiary, Dominick's, and Jewel Food Stores, a subsidiary of Albertson's, Inc. The complaint alleges, among other things, that Dominick's and Jewel conspired to fix the retail price of milk in nine Illinois counties in the Chicago area, in violation of the Illinois Antitrust Act. The plaintiffs purport to bring the lawsuit as a class action on behalf of all persons residing in the nine-county area who purchased milk from the defendants' retail stores in these counties. The complaint seeks unspecified damages, and an injunction enjoining the defendants from acts in restraint of trade. If damages were to be awarded, they may be trebled under the applicable statute. On December 21, 2001, the court denied the defendants' motion for summary judgment, which sought a dismissal of the entire action. On January 8, 2002, the defendants moved the court to certify that decision for immediate interlocutory appeal. That motion is currently pending. Discovery in the matter is continuing, and no trial date has been set. The Company believes that the allegations in the complaint are without merit, and plans to defend this action vigorously.

There are also pending against the Company various claims and lawsuits arising in the normal course of business, some of which seek damages and other relief, which, if granted, would require very large expenditures.

It is management's opinion that, although the amount of liability with respect to all of the above matters cannot be ascertained at this time, any resulting liability, including any punitive damages, will not have a material adverse effect on the Company's financial statements taken as a whole.

FURR'S AND HOMELAND CHARGE In 1987, Safeway assigned a number of leases to Furr's Inc. ("Furr's") and Homeland Stores, Inc. ("Homeland") as part of the sale of the Company's former El Paso, Texas and Oklahoma City, Oklahoma divisions. Furr's filed for Chapter 11 bankruptcy on February 8, 2001. Homeland filed for Chapter 11 bankruptcy on August 1, 2001. Safeway is contingently liable if Furr's and Homeland are unable to continue making rental payments on these leases. In 2001, Safeway recorded a pre-tax charge to earnings of $42.7 million ($0.05 per share) to recognize estimated lease liabilities associated with these bankruptcies and for a single lease from Safeway's former Florida division.

Safeway has reviewed its potential obligations with respect to assigned leases relating to other divested operations and, based on an internal assessment by the Company, Safeway expects that any potential losses, should there be any similar defaults, would not be significant to Safeway's net operating results, cash flow or financial position.

COMMITMENTS The Company has commitments under contracts for the purchase of property and equipment and for the construction of buildings. Portions of such contracts not completed at year-end are not reflected in the consolidated financial statements. These unrecorded commitments were $121.6 million at year-end 2001.

NOTE M: SEGMENTS

Safeway's retail grocery business, which represents more than 98% of consolidated sales and operates in the United States and Canada, is its only reportable segment.

The following table presents information about the Company by geographic area (in millions):

                                   U.S.            Canada           Total
                               ------------     ------------     ------------
2001

Sales                          $   30,866.2     $    3,434.8     $   34,301.0
Operating profit                    2,383.1            205.7          2,588.8
Income before income taxes          1,899.8            195.2          2,095.0
Long-lived assets                   7,499.0            642.7          8,141.7
Total assets                       16,417.5          1,045.1         17,462.6


2000

Sales                          $   28,533.9     $    3,443.0     $   31,976.9
Operating profit                    2,081.5            200.2          2,281.7
Income before income taxes          1,675.6            190.9          1,866.5
Long-lived assets                   6,531.6            614.5          7,146.1
Total assets                       14,931.5          1,033.8         15,965.3

1999

Sales                          $   25,535.3     $    3,324.6     $   28,859.9
Operating profit                    1,815.4            182.5          1,997.9
Income before income taxes          1,499.0            175.0          1,674.0
Long-lived assets                   5,908.7            536.0          6,444.7
Total assets                       13,960.2            940.1         14,900.3


Note N: Computation of Earnings per Share

                                                         2001                          2000                         1999
                                              --------------------------    --------------------------    -------------------------
(In millions, except per-share amounts)         Diluted         Basic        Diluted          Basic         Diluted        Basic
                                              ----------      ----------    ----------      ----------    ----------     ----------
Net income                                    $  1,253.9      $  1,253.9    $  1,091.9      $  1,091.9    $    970.9     $    970.9
                                              ==========      ==========    ==========      ==========    ==========     ==========

Weighted average common shares outstanding         503.3           503.3         497.9           497.9         498.6          498.6
                                                              ==========                    ==========                   ==========

Common share equivalents                             9.9                          13.7                          16.8
                                              ----------                    ----------                    ----------

Weighted average shares outstanding                513.2                         511.6                         515.4
                                              ==========                    ==========                    ==========
Earnings per common share
  and common share equivalent:                $     2.44      $     2.49    $     2.13      $     2.19    $     1.88     $     1.95
                                              ==========      ==========    ==========      ==========    ==========     ==========

Calculation of common share equivalents:
  Options and warrants to purchase
    common shares                                   29.1                          36.8                          37.7
  Common shares assumed purchased with
    potential proceeds                             (19.2)                        (23.1)                        (20.9)
                                              ----------                    ----------                    ----------
  Common share equivalents                           9.9                          13.7                          16.8
                                              ==========                    ==========                    ==========

Calculation of common shares assumed
 purchased with potential proceeds:

Potential proceeds from exercise of
  options and warrants to purchase
    common shares                             $    918.9                    $  1,077.4                     $    986.8
Common stock price used under
  the treasury stock method                   $    47.85                    $    46.57                     $    47.26
Common shares assumed purchased with
  potential proceeds                                19.2                          23.1                           20.9

Anti-dilutive shares totaling 9.0 million in 2001, 3.2 million in 2000 and 2.4 million in 1999 have been excluded from diluted weighted average shares outstanding.

NOTE O: QUARTERLY INFORMATION (UNAUDITED)

The summarized quarterly financial data presented below reflect all adjustments which, in the opinion of management, are of a normal and recurring nature necessary to present fairly the results of operations for the periods presented.

                                                            Last 16          Third 12         Second 12        First 12
(in millions, except per-share amounts)    52 Weeks          Weeks            Weeks            Weeks            Weeks
---------------------------------------  ------------     ------------     ------------     ------------     ------------
2001(1)
Sales                                    $   34,301.0     $   10,686.4     $    7,962.3     $    7,986.2     $    7,666.1
Gross profit                                 10,604.3          3,309.0          2,464.3          2,488.5          2,342.6
Operating profit                              2,588.8            764.7            598.6            646.3            579.3
Income before income taxes                    2,095.0            590.8            505.8            519.1            479.5
Net income                                    1,253.9            353.6            309.2            307.3            283.9
Earnings per share:
Basic                                    $       2.49     $       0.71     $       0.61     $       0.61     $       0.56
Diluted                                          2.44             0.70             0.60             0.59             0.55
Price range, New York Stock Exchange            61.38            46.25            49.70            55.99            61.38
                                             to 37.44         to 37.44         to 40.75         to 47.77         to 46.06


                                                            Last 16          Third 12         Second 12        First 12
(in millions, except per-share amounts)    52 Weeks          Weeks            Weeks            Weeks            Weeks
---------------------------------------  ------------     ------------     ------------     ------------     ------------
2000(2)
Sales                                    $   31,976.9     $   10,015.4     $    7,457.2     $    7,418.1     $    7,086.3
Gross profit                                  9,494.5          2,946.4          2,236.7          2,201.7          2,109.7
Operating profit                              2,281.7            629.0            554.9            582.9            514.9
Income before income taxes                    1,866.5            511.3            461.6            480.1            413.5
Net income                                    1,091.9            299.1            270.0            280.9            241.9
Earnings per share:
Basic                                    $       2.19     $       0.60     $       0.54     $       0.57     $       0.49
Diluted                                          2.13             0.58             0.53             0.55             0.48
Price range, New York Stock Exchange            62.67            62.67            53.63            50.20            44.13
                                             to 30.75         to 45.67         to 40.63         to 39.88         to 30.75


(1) Net income for the last 16 weeks of 2001 includes a $42.7 million pre-tax charge to recognize estimated lease liabilities associated with the Furr's and Homeland bankruptcies and a $51.0 million pre-tax charge for estimated payments under contractual obligations and a first loss deficiency agreement in connection with the FBO bankruptcy. Net income for the second 12 weeks of 2001 includes a $30.1 million pre-tax charge to reduce the carrying amount of Safeway's investment in GroceryWorks.

(2) Net income for the last 16 weeks of 2000 includes an estimated $113.8 million pre-tax impact of the Summit strike.

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

   The financial statements have been audited by Deloitte & Touche LLP, independent auditors, which was given unrestricted access to all financial records and related data, including minutes of all meetings of stockholders, the Board of Directors, and committees of the Board. Safeway believes that all representations made to the independent auditors during their audit were valid and appropriate. The report of Deloitte & Touche LLP is presented on the following page.

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

   There are inherent limitations in the effectiveness of any system of internal control, including the possibility of circumvention or overriding of controls. Accordingly, even an effective internal control system can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of an internal control system can change with circumstances. As of December 29, 2001 Safeway believes its system of internal controls over financial reporting was effective for providing reliable financial statements.


/s/ STEVEN A. BURD
-----------------------------------
Steven A. Burd
Chairman, President and
Chief Executive Officer



/s/ VASANT M. PRABHU
-----------------------------------
Vasant M. Prabhu
Executive Vice President
and Chief Financial Officer

SAFEWAY INC. AND SUBSIDIARIES

Independent Auditors' Report

The Board of Directors
and Stockholders of Safeway Inc.

We have audited the accompanying consolidated balance sheets of Safeway Inc. and subsidiaries as of December 29, 2001 and December 30, 2000, and the related consolidated statements of income, stockholders' equity and of cash flows for each of the three fiscal years in the period ended December 29, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Safeway Inc. and subsidiaries as of December 29, 2001 and December 30, 2000, and the results of their operations and their cash flows for each of the three fiscal years in the period ended December 29, 2001 in conformity with accounting principles generally accepted in the United States of America.


/s/ Deloitte & Touche LLP

San Francisco, California
March 8, 2002

SAFEWAY INC. AND SUBSIDIARIES

Directors and Principal Officers

DIRECTORS

STEVEN A. BURD
Chairman, President
and Chief Executive Officer
Safeway Inc.

JAMES H. GREENE, JR.
Member
KKR & Co., LLC

PAUL HAZEN
Chairman
Accel-KKR
Former Chairman and
Chief Executive Officer
Wells Fargo & Co.

HECTOR LEY LOPEZ
General Director
Casa Ley, S.A. de C.V.

ROBERT I. MACDONNELL
General Partner
KKR Associates, LP

PETER A. MAGOWAN
Managing General Partner
and President
San Francisco Giants

GEORGE R. ROBERTS
Member
KKR & Co., LLC

REBECCA A. STIRN
Business Consultant

WILLIAM Y. TAUSCHER
Private Investor
Former Chairman and
Chief Executive Officer
Vanstar Corporation

EXECUTIVE OFFICERS

STEVEN A. BURD
Chairman, President and
Chief Executive Officer

RICHARD W. DREILING
Executive Vice President
Marketing, Manufacturing
and Distribution

BRUCE L. EVERETTE
Executive Vice President

VASANT M. PRABHU
Executive Vice President
and Chief Financial Officer
President, E-Commerce Businesses

LARREE M. RENDA
Executive Vice President
Retail Operations, Human Resources,
Public Affairs, Labor and Government
Relations, Reengineering
and Communications

DAVID F. BOND
Senior Vice President
Finance and Control

DAVID T. CHING
Senior Vice President and
Chief Information Officer

DAVID F. FAUSTMAN
Senior Vice President
Labor Relations and Public Affairs

DICK W. GONZALES
Senior Vice President
Human Resources

ROBERT A. GORDON
Senior Vice President
and General Counsel

LAWRENCE V. JACKSON
Senior Vice President
Supply Operations

MELISSA C. PLAISANCE
Senior Vice President
Finance and Investor Relations

KENNETH M. SHACHMUT
Senior Vice President
Corporate Reengineering
and Market Analysis

DONALD P. WRIGHT
Senior Vice President
Real Estate and Engineering

OTHER PRINCIPAL OFFICERS

MICHAEL J. BESSIRE
Eastern Division President

FRANK A. CALFAS
Northern California Division President

TIMOTHY J. HAKIN
Denver Division President

ROJON HASKER
Phoenix Division President

GREGORY A. SPARKS
Seattle Division President

LYLE A. WATERMAN
Portland Division President

THOMAS C. KELLER
President
The Vons Companies, Inc.

SCOTT GRIMMETT
President
Dominick's Finer Foods, Inc.

FRANK LAZARAN
President
Randall's Food Markets, LP

HANK MULLANY
President
Genuardi's Family Markets LP

FOREIGN SUBSIDIARY

CANADA SAFEWAY LIMITED

CHUCK MULVENNA
President and Chief Operating Officer

EQUITY AFFILIATE

CASA LEY, S.A. DE C.V. (MEXICO)

JUAN MANUEL LEY LOPEZ
Chairman and Chief Executive Officer

SAFEWAY INC. AND SUBSIDIARIES

Investor Information

EXECUTIVE OFFICES

Mailing Address:
Safeway Inc.
P.O. Box 99
Pleasanton, CA 94566-0009

INTERNET ADDRESS

Safeway's web site on the Internet can be accessed at www.safeway.com. We do not incorporate the information on our web site into this annual report, and you should not consider it part of this annual report.

STOCK TRANSFER AGENT
AND REGISTRAR

EquiServe Trust Company, N.A.
P.O. Box 2500
Jersey City, NJ 07303-2500
800-756-8200

FORM 10-K

Safeway's 2001 Form 10-K filed with the Securities and Exchange Commission can be accessed online at www.safeway.com/investor_relations. Alternately, a copy of the form may be obtained by writing to the Investor Relations Department at our executive offices or by calling 925-467-3790.

INDEPENDENT AUDITORS

Deloitte & Touche LLP
San Francisco, California

ANNUAL MEETING

The 2002 Annual Meeting of Stockholders will be held on May 16, 2002. A notice of the meeting, together with a proxy statement and a form of proxy, will be mailed to stockholders within 120 days of the end of the fiscal year.

STOCK EXCHANGE LISTING

The company's common stock, which trades under the symbol SWY, and certain debentures and notes are listed on the New York Stock Exchange.

INVESTOR INQUIRIES

Communication regarding investor records, including changes of address or ownership, should be directed to the company's transfer agent, EquiServe Trust Company, N.A., at the address listed on the left. To inquire by phone, please call 800-756-8200.

   Investors, security analysts and members of the media should direct their financial inquiries to our Investor Relations Department at 925-467-3832.

   To access or obtain financial reports, please visit our web site at www.safeway.com/investor_relations, write to our Investor Relations Department or call 925-467-3790.

EEO-1 REPORT

As an equal opportunity employer, Safeway values and actively supports diversity in the workplace. A copy of the company's 2001 summary EEO-1 report, filed with the federal Equal Employment Opportunity Commission, is available upon request at our executive offices.

TRUSTEES AND PAYING AGENTS

3.625% SENIOR NOTES
6.05% SENIOR NOTES
6.15% SENIOR NOTES
6.50% SENIOR NOTES
6.85% SENIOR NOTES
7.00% SENIOR NOTES
7.25% SENIOR NOTES
7.25% SENIOR DEBENTURES
7.45% SENIOR DEBENTURES
7.50% SENIOR NOTES
9.65% SENIOR SUBORDINATED DEBENTURES
9.875% SENIOR SUBORDINATED DEBENTURES

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

[SAFEWAY LOGO]






SAFEWAY INC.
P. O. Box 99
Pleasanton, CA 94566-0009